Form 40-F
period 2017-12-31
LITHIUM AMERICAS CORP.
filed 2018-03-29
CIK 1440972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File Number 001-38350

LITHIUM AMERICAS CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

355 Burrard Street, Suite 1150,

Vancouver, British Columbia

Canada, V6C 2G8

(778) 656-5820

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:

88,479,107 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Annual Report”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” of the Annual Information Form for the year ended December 31, 2017 (the “2017 AIF”) of Lithium Americas Corp. (the “Company” or the “Registrant”), attached as Exhibit 99.1 to this Registration Statement, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement. Please also see “Forward-Looking Statements” on page 1 of the 2017 AIF. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

Explanatory Note

Lithium Americas Corp. is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

Resource and Reserve Estimates

The exhibits incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, as interpreted by the Staff of the United States Securities and Exchange Commission (the “Commission”), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the Commission, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the Commission. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves. Accordingly, information contained in this Registration Statement and in the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.5 and 99.6.
(b)

Evaluation of disclosure controls and procedures. As of December 31, 2017, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

It should be noted that while the CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for U.S. registrants who are not yet subject to the internal control over financial reporting requirements in Rule 240.13a-15 or 240.15d-15.

(d)

Changes in internal control over financial reporting. This annual report does not include a discussion of changes, if any, in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting due to a transition period established by rules of the Commission for U.S. registrants who are not yet subject to the internal control over financial reporting requirements in Rule 240.13a-15 or 240.15d-15.

Audit Committee Financial Expert

As of the date of this Annual Report, the Company’s Audit Committee is comprised of Messrs. Cohn, Ireland and Evans, each of whom the Registrant’s board of directors (the “Board”) has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Messrs. Cohn, Ireland, and Evans are independent within the meaning of the listing standards of the New York Stock Exchange. In addition, the Board has determined that Mr. Cohn is an “audit committee financial expert” within the meaning of the rules of the Commission. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics

The Registrant’s Code of Conduct (the “Code”) applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Registrant’s internet website at the following address: http://lithiumamericas.com/.

Principal Accountant Fees and Services

The information provided under the heading “Audit Committee Information - Audit Fees” contained in the 2017 AIF, filed as Exhibit 99.1 hereto is incorporated by reference herein. The Registrant’s Audit Committee approved all of the Audit-Related and Tax services provided by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the Company’s independent registered public auditing firm in 2017 and 2016.  No non-audit services were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Registrant’s Management’s Discussion and Analysis dated March 28, 2018 for the year ended December 31, 2017, filed as Exhibit 99.3 hereto (“the MD&A”) and the information provided in notes 5 and 7 of the Audited Consolidated Financial Statements as at and for the years ended December 31, 2017 and December 31, 2016, filed as Exhibit 99.2 hereto (the “Financial Statements”), are incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The information provided under the heading “Contractual Obligations” contained in the MD&A is incorporated by reference herein and the information provided in notes 5 and 7 of Financial Statements, are incorporated by reference herein.

Identification of the Audit Committee

The information provided under the heading “Composition of the Audit Committee and Independence” contained in the Annual Information Form is incorporated by reference herein.

Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2017, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

Corporate Governance

The Registrant believes that its corporate governance practices are consistent in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the Toronto Stock Exchange and The New York Stock Exchange (the “NYSE Rules”) and the applicable rules and regulations of the Commission. Disclosure of the significant ways in which the Registrant’s corporate governance practices differ from those required of domestic companies under the NYSE Rules are available on the Registrant’s website at http://lithiumamericas.com/corporate/governance/.

EXHIBIT INDEX

Exhibit Number	Description
99.1	2017 Annual Information Form dated March 28, 2018 for the fiscal year ended December 31, 2017
99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2017 and December 31, 2016
99.3	Management’s Discussion and Analysis dated March 28, 2018 for the year ended December 31, 2017
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of Qualified Person (D. Abbey), dated March 28, 2018
99.10	Consent of Qualified Person (M. King), dated March 28, 2018
99.11	Consent of Qualified Person (D. Burga), dated March 28, 2018
99.12	Consent of Qualified Person (E. Burga), dated March 28, 2018
99.13	Consent of Qualified Person (M. Rosko), dated March 28, 2018
99.14	Consent of Qualified Person (T. Sanford), dated March 28, 2018
99.15	Consent of Qualified Person (B. Smee), dated March 28, 2018
99.16	Consent of Qualified Person (Mario E. Rossi), dated March 28, 2018
99.17	Consent of Qualified Person (Rene LeBlanc), dated March 28, 2018
99.18	Consent of Qualified Person (Timothy J. Carew), dated March 28, 2018
101	Interactive Data File

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of a Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 28th day of March, 2018.

LITHIUM AMERICAS CORP.

By:	/s/ W.Thomas Hodgson
Name:	W.Thomas Hodgson
Title:	Chief Executive Officer