Form 40-F
period 2018-12-31
LITHIUM AMERICAS CORP.
filed 2019-04-02
CIK 1440972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File Number 001-38350

LITHIUM AMERICAS CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

900 West Hastings Street, Suite 300,

Vancouver, British Columbia

Canada, V6C 1E6

(778) 656-5820

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty St.

New York, New York 10005

(212) 894-8940

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:

88,727,885 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

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

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” of the Annual Information Form for the year ended December 31, 2018 (the “2018 AIF”) of Lithium Americas Corp. (the “Company” or the “Registrant”), attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report. Please also see “Forward Looking Statements” on page 1 of the 2018 AIF. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

Explanatory Note

Lithium Americas Corp. is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report pursuant to Section 13 of the  Exchange Act in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

Resource and Reserve Estimates

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, as interpreted by the Staff of the United States Securities and Exchange Commission (the “Commission”), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the Commission does not recognize such terms. While the Commission has recently adopted amendments to modernize its mineral property disclosure requirements and replace Industry Guide 7, Industry Guide 7 will remain effective until when all registrants are brought into compliance with the new disclosure requirements for their first fiscal year beginning on or after January 1, 2021. Canadian standards differ significantly from the requirements of the Commission, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the Commission. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves. Accordingly, information contained in this Annual Report and in the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.5 and 99.6.
(b)

Evaluation of disclosure controls and procedures. As of December 31, 2018, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms.

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

(c)

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm. Management of the Company is responsible for establishing and maintaining adequate “internal control financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal controls over financial reporting were effective as at December 31, 2018. See “Management’s Annual Report on Internal Control Over Financial Reporting”, which accompanies the Company’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2018 and December 31, 2017, filed as Exhibit 99.2 hereto (the “Financial Statements”).

As an “emerging growth company” under the Jumpstart Our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting.

(d)

Changes in internal control over financial reporting. During the fiscal year ended December 31, 2018, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Audit Committee Financial Expert

As of the date of this Annual Report, the Company’s Audit Committee is comprised of Gary Cohn (chair), George Ireland and Jean Fraser, each of whom the Registrant’s board of directors (the “Board”) has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Gray Cohn (chair), George Ireland and Jean Fraser are independent within the meaning of the listing standards of the New York Stock Exchange. In addition, the Board has determined that Mr. Cohn is an “audit committee financial expert” within the meaning of the rules of the Commission. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

Principal Accountant Fees and Services

The information provided under the heading “Audit Committee Information - Audit Fees” contained in the 2018 AIF, filed as Exhibit 99.1 hereto is incorporated by reference herein. The Registrant’s Audit Committee, or the Chair of the Registrant’s Audit Committee with authority delegated by the Committee, approved all of the Audit-Related and Tax services provided by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the Company’s Independent Registered Public Accounting Firm in 2018 and 2017.  No non-audit services were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Registrant’s Management’s Discussion and Analysis dated April 1, 2019 for the year ended December 31, 2018, filed as Exhibit 99.3 hereto (the “MD&A”) and the information provided in notes 5 and 7 of the Financial Statements, are incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The information provided under the heading “Contractual Obligations” contained in the MD&A is incorporated by reference herein and the information provided in notes 5 and 7 of the Financial Statements, are incorporated by reference herein.

Identification of the Audit Committee

The information provided under the heading “Composition of the Audit Committee and Independence” contained in the Annual Information Form is incorporated by reference herein.

Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2018, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

Exhibit Number	Description
99.1	2018 Annual Information Form dated April 1, 2019 for the fiscal year ended December 31, 2018
99.2	Audited Consolidated Financial Statements as at and for the year ended December 31, 2018
99.3	Management’s Discussion and Analysis dated April 1, 2019 for the year ended December 31, 2018
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of Qualified Person (David Burga), dated March 31, 2019
99.10	Consent of Qualified Person (Ernest Burga), dated March 31, 2019
99.11	Consent of Qualified Person (Daniel Weber), dated March 31, 2019
99.12	Consent of Qualified Person (Wayne Genck), dated March 31, 2019
99.13	Consent of Qualified Person (Reza Ehsani), dated March 31, 2019
99.14	Consent of Qualified Person (Louis Fourie), dated March 31, 2019
99.15	Consent of Qualified Person (Andrew Hutson), dated March 31, 2019
99.16	Consent of Qualified Person (Daniel Peldiak), dated March 31, 2019
99.17	Consent of Qualified Person (Rob Spiering), dated March 31, 2019
99.18	Consent of Qualified Person (John Young), dated March 31, 2019
99.19	Consent of Qualified Person (Ken Armstrong), dated March 31, 2019
101	Interactive Data File

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

DATED this 1st day of April, 2019.

LITHIUM AMERICAS CORP.

By:	/s/ W. Thomas Hodgson
Name:	W. Thomas Hodgson
Title:	Chief Executive Officer