Form 40-F
period 2020-12-31
LITHIUM AMERICAS CORP.
filed 2021-03-03
CIK 1440972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

101,102,463 Common Shares, no par value

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.         ☐

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” of the Annual Information Form for the year ended December 31, 2020 (the “2020 AIF”) of Lithium Americas Corp. (the “Company” or the “Registrant”), attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report. Please also see “Forward Looking Statements” on page 1 of the 2020 AIF. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

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

Resource and Reserve Estimates

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information incorporated into this Annual Report that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Annual Information Form

The Company’s Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis dated March 1, 2021 for the year ended December 31, 2020, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications regarding controls and procedures. See Exhibits 99.5 and 99.6 hereto.
(b)

Evaluation of disclosure controls and procedures. As of December 31, 2020, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer

(“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms.

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

(c)

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm. Management of the Company is responsible for establishing and maintaining adequate “internal control financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal controls over financial reporting were effective as at December 31, 2020. See “Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis dated March 1, 2021 for the year ended December 31, 2020, filed as Exhibit 99.3 hereto, which accompanies the Company’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2020 and December 31, 2019, filed as Exhibit 99.2 hereto (the “Financial Statements”).

As an “emerging growth company” under the Jumpstart Our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting.

(d)

Changes in internal control over financial reporting. In the quarter ended March 31, 2020, the Company moved all of our corporate office staff and many site administrative staff offsite to work from home which continued through the third quarter. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Audit Committee Financial Expert

As of the date of this Annual Report, the Company’s Audit and Risk Committee is comprised of Fabiana Chubbs (chair), George Ireland and Yuan Gao, each of whom the Registrant’s board of directors (the “Board”) has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Ms. Chubbs, Mr. Ireland and Dr. Gao are independent within the meaning of the listing standards of the New York Stock Exchange. In addition, the Board has determined that Ms. Chubbs is an “audit committee financial expert” within the meaning of the rules of the Commission. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics

The Registrant’s Code of Conduct (the “Code”) applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Registrant’s internet website at the following address: http://www.lithiumamericas.com/.

Principal Accountant Fees and Services

The information provided under the heading “Audit and Risk Committee Information – Audit Fees” contained in the 2020 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit and Risk Committee, or the Chair of the Registrant’s Audit and Risk Committee with authority delegated by the Committee, approved all of the Audit-Related and Tax services provided by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the Company’s Independent Registered Public Accounting Firm in 2020 and 2019.  No non-audit services were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A and the information provided in notes 5 and 7 of the Financial Statements, filed as Exhibit 99.2 hereto, are incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

As at December 31, 2020, the Company had the following contractual obligations (in USD thousands, undiscounted):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
Credit facility¹	$164,233	$7,652	$121,613	$34,968
Accounts payable and accrued liabilities	$5,204	$5,204	-	-
Obligations under office leases¹	$961	$317	$600	$44
Other obligations¹	$5,480	$241	$5,239	-
Total	$175,878	$13,414	$127,452	$35,012

¹ Credit facility, Obligations under office leases and Other obligations include principal and interest/finance charges.

Identification of the Audit Committee

The information provided under the heading “Composition of the Audit and Risk Committee and Independence” contained in the 2020 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2020, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form dated March 1, 2021 for the fiscal year ended December 31, 2020
99.2	Audited Consolidated Financial Statements as at and for the year ended December 31, 2020
99.3	Management’s Discussion and Analysis dated March 1, 2021 for the year ended December 31, 2020
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of Qualified Person (David Burga)
99.10	Consent of Qualified Person (Ernest Burga)
99.11	Consent of Qualified Person (Daniel Weber)
99.12	Consent of Qualified Person (Anthony Sanford)
99.13	Consent of Qualified Person (Marek Dworzanowski)
99.14	Consent of Qualified Person (Reza Ehsani)
99.15	Consent of Qualified Person (Andrew Hutson)
99.16	Consent of Qualified Person (John Young)
99.17	Consent of Qualified Person (Ken Armstrong)
99.18	Consent of Qualified Person (Rene LeBlanc)
99.19	Consent of Qualified Person (Worley Canada Services Ltd.)
101	Interactive Data File

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

DATED this 2nd day of March, 2021.

LITHIUM AMERICAS CORP.

By:	/s/ Jon Evans
Name:	Jon Evans
Title:	President and Chief Executive Officer