Form 40-F
period 2021-12-31
LITHIUM AMERICAS CORP.
filed 2022-03-18
CIK 1440972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
Commission File Number
001-38350
LITHIUM AMERICAS CORP.
(Exact name of Registrant as specified in its charter)
British Columbia
(Province or other jurisdiction of incorporation or organization)
1000
(Primary Standard Industrial Classification Code Number (if applicable))
87-4781116

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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:
120,830,857 Common Shares, no par value
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
of the Exchange Act. Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act.  ☐
†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Auditor PCAOB Id:	Auditor Name:	Auditor Location:
271	PricewaterhouseCoopers LLP	Vancouver, Canada

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this Annual Report on
Form 40-F
and the exhibits attached hereto (this “Annual Report”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” of the Annual Information Form for the year ended December 31, 2021 (the “2021 AIF”) of Lithium Americas Corp. (the “Company” or the “Registrant”), attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.
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
under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule
3a12-3
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
as required by Canadian securities regulatory authorities. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI
43-101
may not qualify as such under SEC standards. Accordingly, information incorporated into this Annual Report that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.
Annual Information Form
The Company’s Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
Audited Annual Financial Statements
The audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the report of the independent auditor thereon and the attestation report of the internal auditor pursuant to the Sarbanes-Oxley Act of 2002, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
Management’s Discussion and Analysis
The Company’s Management’s Discussion and Analysis dated March 16, 2022 for the year ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
Certifications and Disclosure Regarding Controls and Procedures.
Certifications Regarding Controls and Procedures
See Exhibits 99.5 and 99.6 hereto.
Evaluation of Disclosure Controls and Procedures
As of December 31, 2021, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules
13a-15(e)
and
15d-15(e)
of the Exchange Act) was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer

(“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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
Management’s Annual report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
The required disclosure is included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, filed as
Exhibit 99.3
hereto.
The Company is required to provide an auditor’s report on its internal control over financial reporting as of December 31, 2021. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as
Exhibit 99.2
hereto.
Changes in Internal Control over Financial Reporting
Many of the Company’s corporate office staff and site administrative staff continued to work remotely in the fourth quarter of 2021. The Company continues to retain documentation in electronic form as a result of remote work, consistent with the Company’s practices in 2020. There have been no significant changes in the Company’s internal controls during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Audit Committee Financial Expert
As of the date of this Annual Report, the Company’s Audit Committee and Risk is comprised of Fabiana Chubbs (Chair), George Ireland and Jinhee Magie, each of whom the Registrant’s board of directors (the “Board”) has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Ms. Chubbs, Mr. Ireland and Ms. Magie are independent within the meaning of the listing standards of the New York Stock Exchange. In addition, the Board has determined that Ms. Chubbs and Ms. Magie are each an “audit committee financial expert” within the meaning of the rules of the SEC. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
Code of Ethics
The Registrant’s Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Registrant’s internet website at the following address:
http://www.lithiumamericas.com/
.

Principal Accountant Fees and Services
The information provided under the heading “Audit Committee and Risk Information – Audit Fees” contained in the 2021 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee and Risk, or the Chair of the Registrant’s Audit Committee and Risk with authority delegated by the Committee, approved all of the Audit-Related and Tax services provided by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the Company’s Independent Registered Public Accounting Firm in 2021 and 2020, located in Vancouver, Canada, PCAOB ID# 271. No non-audit
services were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.
Off-Balance
Sheet Arrangements
The information provided under the heading
“Off-Balance
Sheet Arrangements” contained in the MD&A, filed as
Exhibit 99.3
hereto, is incorporated by reference herein.
Contractual Obligations
The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the heading “Contractual Obligations” contained in the MD&A, filed as Exhibit 99.3 hereto, which are incorporated by reference herein.

Identification of the Audit Committee
The information provided under the heading “Composition of the Audit Committee and Risk and Independence” contained in the 2021 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.
Mine Safety Disclosure
Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2021, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.
Corporate Governance
The Registrant believes that its corporate governance practices are consistent in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the Toronto Stock Exchange and The New York Stock Exchange (the “NYSE Rules”) and the applicable rules and regulations of the SEC. The Registrant’s (i) Board Mandate, (ii) Audit Committee and Risk Charter, (iii) Governance, Nomination, Compensation and Leadership Committee Charter and (iv) disclosure of the significant ways in which the Registrant’s corporate governance practices differ from those required of domestic companies under the NYSE Rules are available on the Registrant’s website at
http://lithiumamericas.com/corporate/governance/
.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form dated March 15, 2022 for the fiscal year ended December 31, 2021

99.2	Audited Consolidated Financial Statements as at and for the year ended December 31, 2021

99.3	Management’s Discussion and Analysis dated March 16, 2022 for the year ended December 31, 2021

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (David Burga)

99.10	Consent of Qualified Person (Ernest Burga)

99.11	Consent of Qualified Person (Daniel Weber)

99.12	Consent of Qualified Person (Anthony Sanford)

99.13	Consent of Qualified Person (Marek Dworzanowski)

99.14	Consent of Qualified Person (Reza Ehsani)

99.15	Consent of Qualified Person (Andrew Hutson)

99.16	Consent of Qualified Person (John Young)

99.17	Consent of Qualified Person (Ken Armstrong)

99.18	Consent of Qualified Person (Rene LeBlanc)

99.19	Consent of Qualified Person (Worley Canada Services Ltd.)

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities in relation to which the obligation to file an annual report on Form
40-F
arises or transactions in said securities.
The Registrant has previously filed a Form
F-X
in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of a Registrant’s agent for service shall be communicated promptly to the SEC by amendment to Form
F-X
referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
DATED this 18
th
day of March, 2022.

LITHIUM AMERICAS CORP.

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	President and Chief Executive Officer