Form 40-F
period 2022-12-31
LITHIUM AMERICAS CORP.
filed 2023-04-03
CIK 1440972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31,
2022
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 202
2
:
135,035,193 Common Shares,
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report
.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
1
  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-(b).
2
  ☐

1
Check boxes are blank, pending adoption of the underlying rules.
2
Check boxes are blank, pending adoption of the underlying rules.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this Annual Report on
Form 40-F
and the exhibits attached hereto (this “Annual Report”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” of the Annual Information Form for the year ended December 31, 2022 (the “2022 AIF”) of Lithium Americas Corp. (the “Company” or the “Registrant”), attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.
Explanatory Note
The Company is a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted in the United States, to prepare this Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule
3b-4
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
as required by Canadian securities regulatory authorities. These standards are similar to, but differ in some ways from, the requirements of the United States Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies and foreign private issuers not eligible for MJDS. Any mineral reserves and mineral resources reported by the Company in accordance with NI
43-101
may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information incorporated into this Annual Report that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.
Annual Information Form
The Company’s Annual Information Form for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
Audited Annual Financial Statements
The audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, including the report of the independent auditor thereon and the attestation report of the internal auditor pursuant to the Sarbanes-Oxely Act of 2002, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
Management’s Discussion and Analysis
The Company’s Management’s Discussion and Analysis dated March 30, 2023 for the year ended December 31, 2022, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
Certifications and Disclosure Regarding Controls and Procedures.
Certifications Regarding Controls and Procedures
See Exhibits 99.5 and 99.6 hereto.
Evaluation of Disclosure Controls and Procedures
As of December 31, 2022, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules
13a-15(e)
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
Management’s Annual report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
The required disclosure is included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, filed as Exhibit 99.3 hereto.
The Company is required to provide an auditor’s report on its internal control over financial reporting as of December 31, 2022. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2022, filed as Exhibit 99.2 hereto.
Changes in Internal Control over Financial Reporting
There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Code of Ethics
The Registrant’s Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers and employees of the Registrant, including the CEO and CFO. The Registrant made no amendments to the Code during fiscal year ended December 31, 2022. On March 30, 2023, the Registrant amended the Code to update the provisions related to the Registrant’s handling of conflicts of interest, compliance with applicable environmental laws and regulations and compliance with applicable health and safety rules, policies and practices. A copy of the Code, as approved by the Board on March 30, 2023, is filed as Exhibit 99.25 hereto.
Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Registrant’s internet website at the following address:
http://www.lithiumamericas.com/
.
Principal Accountant Fees and Services
The information provided under the headings “Audit Committee and Risk Information – Audit Fees” and “Audit Committee and Risk Information –
Pre-Approval
Policies and Procedures” contained in the 2022 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee and Risk, or the Chair of the Registrant’s Audit Committee and Risk with authority delegated by the Committee, approved all of the Audit-Related and Tax services provided by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the Company’s Independent Registered Public Accounting Firm in 2022 and 2021, located in Vancouver, Canada, PCAOB ID# 271. No non-audit
services were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.

Off-Balance Sheet Arrangements

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 hereto, and the information provided in note 6 of the Financial Statements, filed as Exhibit 99.2 hereto, are incorporated by reference herein.

Contractual Obligations

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the heading “Contractual Obligations” contained in the MD&A, filed as Exhibit 99.3 hereto, which are incorporated by reference herein.

Identification of the Audit Committee

The Board has a separately designated standing Audit Committee and Risk established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The information provided under the heading “Composition of the Audit Committee and Risk and Independence” contained in the 2022 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

Notices Pursuant to Regulation BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2022, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

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

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form dated March 30, 2023 for the fiscal year ended December 31, 2022

99.2	Audited Consolidated Financial Statements as at and for the year ended December 31, 2022

99.3	Management’s Discussion and Analysis dated March 30, 2023 for the year ended December 31, 2022

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (David Burga)

99.10	Consent of Qualified Person (Ernest Burga)

99.11	Consent of Qualified Person (Daniel Weber)

99.12	Consent of Qualified Person (Anthony Sanford)

99.13	Consent of Qualified Person (Marek Dworzanowski)

99.14	Consent of Qualified Person (Daniel Roth)

99.15	Consent of Qualified Person (Walter Mutler)

99.16	Consent of Qualified Person (Laurie Tahija)

99.17	Consent of Qualified Person (Kevin Bahe)

99.18	Consent of Qualified Person (Eugenio Iasillo)

99.19	Consent of Qualified Person (Paul Kaplan)

99.20	Consent of Qualified Person (Kevin Martina)

99.21	Consent of Qualified Person (Tyler Cluff)

99.22	Consent of Qualified Person (Benson Chow)

99.23	Consent of Qualified Person (Bruce Shannon)

99.24	Consent of Qualified Person (Rene LeBlanc)

99.25	Code of Business Conduct and Ethics

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

DATED this 31st day of March 2023.

LITHIUM AMERICAS CORP.

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	President and Chief Executive Officer