Form 40-F
period 2023-12-31
Lithium Americas (Argentina) Corp.
filed 2024-03-21
CIK 1440972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission File Number 001-38350

LITHIUM AMERICAS (Argentina) CORP.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	LAAC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

160,679,481 Common Shares, no par value

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

Certain statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” of the Annual Information Form for the year ended December 31, 2023 (the “2023 AIF”) of Lithium Americas (Argentina) Corp. (the “Company” or the “Registrant”), attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

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

Annual Information Form

The Company’s Annual Information Form for the fiscal year ended December 31, 2023 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, including the report of the independent auditor thereon and the attestation report of the internal auditor pursuant to the Sarbanes-Oxley Act of 2002, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis dated March 20, 2024 for the year ended December 31, 2023, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

Certifications and Disclosure Regarding Controls and Procedures.

Certifications Regarding Controls and Procedures

See Exhibits 99.5 and 99.6 hereto.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Management’s Annual report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

The required disclosure is included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2023, filed as Exhibit 99.3 hereto.

The Company is required to provide an auditor’s report on its internal control over financial reporting as of December 31, 2023. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2023, filed as Exhibit 99.2 hereto.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

As of the date of this Annual Report, the Company’s Audit and Risk Committee is comprised of Robert Doyle (Chair), George Ireland and Calum Morrison, each of whom the Registrant’s board of directors (the “Board”) has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Mr. Doyle, Mr. Ireland and Mr. Morrison are independent within the meaning of the listing standards of the New York Stock Exchange. In addition, the Board has determined that Mr. Doyle and Mr. Morrison are each an “audit committee financial expert” within the meaning of the rules of the SEC. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics

On October 4, 2023, the Registrant adopted a code of ethics, entitled the Code of Business Conduct and Ethics (the “Code”). The Code applies to all directors, officers and employees of the Registrant, including the CEO and CFO. The Code replaces the Registrant’s prior code of conduct and contains amendments to reflect the Registrant’s name change from “Lithium Americas Corp.” to “Lithium Americas (Argentina) Corp.” , to include provisions regarding anti-trust and fair competition matters, and other changes of housekeeping nature. A copy of the Code, as approved by the Board on October 4, 2023, is filed as Exhibit 99.16 hereto.

Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Registrant’s internet website at the following address: https://www.lithium-argentina.com/. Notwithstanding any reference to the Registrant’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Registrant’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, unless explicitly incorporated.

Principal Accountant Fees and Services

The information provided under the headings “Audit and Risk Committee Information – Audit Fees” and “Audit and Risk Committee Information – Pre-Approval Policies and Procedures” contained in the 2023 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit and Risk Committee, or the Chair of the Registrant’s Audit and Risk Committee with authority delegated by the Committee, approved all of the Audit-Related and Tax services provided by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the Company’s Independent Registered Public Accounting Firm in 2023 and 2022, located in Vancouver, Canada, PCAOB ID# 271. No non-audit services were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Identification of the Audit Committee

The Board has a separately designated standing Audit and Risk Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The information provided under the heading “Audit and Risk Committee Information - Composition of the Audit and Risk Committee and Independence” contained in the 2023 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

Notices Pursuant to Regulation BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Corporate Governance

The Registrant believes that its corporate governance practices are consistent in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the Toronto Stock Exchange and The New York Stock Exchange (the “NYSE Rules”) and the applicable rules and regulations of the SEC. The Registrant’s (i) Board Mandate, (ii) Audit and Risk Committee Charter, (iii) Governance, Nomination, Compensation and Leadership Committee Charter and (iv) disclosure of the significant ways in which the Registrant’s corporate governance practices differ from those required of domestic companies under the NYSE Rules are available on the Registrant’s website at https://www.lithium-argentina.com/.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description
97	Incentive Compensation Recovery Policy
99.1	Annual Information Form dated March 20, 2024 for the fiscal year ended December 31, 2023
99.2	Audited Consolidated Financial Statements as at and for the year ended December 31, 2023
99.3	Management’s Discussion and Analysis dated March 20, 2024 for the year ended December 31, 2023
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of Qualified Person (David Burga)
99.10	Consent of Qualified Person (Ernest Burga)
99.11	Consent of Qualified Person (Daniel Weber)
99.12	Consent of Qualified Person (Anthony Sanford)
99.13	Consent of Qualified Person (Marek Dworzanowski)
99.14	Consent of Qualified Person (Frederik Reidel)
99.15	Consent of Qualified Person (Atacama Water Consultants)
99.16	Code of Business Conduct and Ethics
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

DATED this 21st day of March 2024.

LITHIUM AMERICAS (ARGENTINA) CORP.

By:	/s/ Sam Pigott
Name:	Sam Pigott
Title:	President and Chief Executive Officer