Form 20-F
period 2024-12-31
Lithium Argentina AG
filed 2025-03-31
CIK 1440972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-38350

LITHIUM ARGENTINA AG

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Dammstrasse 19, 6300 Zug, Switzerland

(Address of principal executive offices)

Alex Shulga

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

alex.shulga@lithium-argentina.com

778-653-8092

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Registered common shares, $0.01 par value per share	LAR	Toronto Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 161,931,734 registered common shares outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F of Lithium Argentina AG (formerly “Lithium Americas (Argentina) Corp.”) (the “Company” or “Lithium Argentina”), including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this annual report contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: the tax treatment of the Continuation (defined below); the expected operations, financial results and condition of the Company following the Continuation; the Company's future objectives and strategies to achieve those objectives, including the future prospects of the Company as incorporated in Switzerland; the expected benefits of the Continuation to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Continuation; expected production for the Cauchari-Olaroz lithium brine operation (the “Cauchari-Olaroz Operation” or “Cauchari-Olaroz”); expected cost reductions per tonne; operation of Cauchari-Olaroz, including timing, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; the implementation of direct lithium extraction technology at Cauchari-Olaroz; expected remaining funding commitments at the Cauchari-Olaroz Operation; expected timing of full capacity production at Cauchari-Olaroz and plans for additional production capacity; Stage 2 targeted production capacity; estimates, and any change in estimates, of the mineral reserves and mineral resources estimates (“Mineral Resources and Mineral Reserves”) at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Operation; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery quality lithium products; use of proceeds from the Pastos Grandes Transaction (as defined below); the Company’s share of the expected capital expenditures for the construction of Cauchari-Olaroz; expecting timing to complete project review, development planning, evaluating opportunities for synergy for the Pastos Grandes and Sal de la Puna projects as well as Pozuelos Pastos Grandes (“Pozuelos”); ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso (“ARS$” or “Argentine peso”), matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information reflects management's current beliefs, expectations and assumptions and is based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking information included in this annual report and in the documents incorporated herein by reference, certain assumptions have been made with respect to, among other things, that no unforeseen changes in the legislative and operating framework for the Company will occur; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that the Company's future project and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange rates, interest rates and competitive intensity. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned not to place undue reliance on forward-looking information, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking information will occur or that plans, intentions or expectations upon which the forward-looking information is based will occur. By its nature, forward-looking information involves known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such forward-looking information. Factors that could cause such differences include, but are not limited to: the potential benefits of the Continuation not being realized; the risk of tax liabilities as a result of the Continuation, and general business and economic uncertainties and adverse market conditions; uncertainties inherent to feasibility studies and Mineral Resource and Mineral Reserve estimates; the potential inability or unwillingness of current shareholders to hold Shares following the Continuation; the Company's ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company's operations; estimates of and unpredictable changes to the market prices for lithium products; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; changes to the Company's current and future business plans and the strategic alternatives available to the Company; and all the other risk factors discussed in "Risk Factors" and identified elsewhere in this annual report and in the documents incorporated herein by reference.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information included in and incorporated by reference into this annual report is qualified by these cautionary statements. The forward-looking information contained herein is made as of the date of this annual report and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking information.

EXPLANATORY NOTE

On January 23, 2025, the Company, completed a plan of arrangement under the laws of the province of British Columbia (the "Arrangement") involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland as a Swiss share corporation (Aktiengesellschaft) under the name “Lithium Argentina AG” and ceasing to be governed by the Business Corporations Act (British Columbia) (“BCBCA”) resulting in the shareholders of the Company prior to the Arrangement continuing to hold all the issued and outstanding registered common shares (“Shares”) of the Company following the Arrangement (the "Continuation").

PART I

Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," "our," and “Lithium Argentina” refer to Lithium Argentina AG and any or all of its subsidiaries.

Unless otherwise indicated, all references to "U.S. dollars," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America. References to Canadian dollars are referred to as “C$”.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this annual report before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

Additional risks are disclosed in the Company’s other continuous disclosure documents which are available through the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at the website of the SEC at www.sec.gov.

Risks Related to the Continuation

Please see section titled “Explanatory Note” of this annual report for a description of the Continuation of the Company from British Columbia, Canada into Zug, Canton of Zug, Switzerland.

The market for Shares of the Company incorporated under the laws of the Province of British Columbia may differ from the market for Shares of the Company existing under the Swiss Code of Obligations.

Although the Shares remain listed on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) following the completion of the Continuation, the market prices, trading volume and volatility of the Shares could be different from what it has been historically pre-Continuation. We cannot predict what effect, if any, the completion of the Continuation may have on the market price prevailing from time to time or the liquidity of the Shares.

The potential benefits from the Continuation are not guaranteed.

The Company anticipates that several potential benefits will result from the Continuation. However, these potential benefits are not guaranteed. The Company may not realize benefits from being domiciled in Zug, Canton of Zug, Switzerland and other foreign tax, business and regulatory environments. As a result, the Company may not experience any competitive advantages from the Company. In addition, the Company process will result in expenses to the Company.

The Company will incur increased costs as a result of operating as a reporting company that is no longer MJDS eligible with the Continuation.

The Company was eligible under the multijurisdictional disclosure system ("MJDS") to publicly offer securities in the United States by using a prospectus that is prepared principally in accordance with Canadian disclosure requirements, and to substantially satisfy U.S. periodic reporting obligations by using Canadian continuous disclosure documents under the cover of an applicable SEC form. The Continuation resulted in the Company ceasing to be MJDS eligible and means that, subject to certain exceptions, the Company would need to satisfy both Canadian and U.S. disclosure requirements going forward including, but not limited to, compliance with both the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the SEC's Subpart 1300 of Regulation S-K regimes (“S-K 1300”) with respect to mineral property disclosure, and the review of prospectuses in certain circumstances by both the SEC and Canadian regulators.

The Company may be required to comply with Rule 3-09 of Regulation S-X, which includes a requirement to file additional financial statements (“Regulation S-X Financial Statements”). There is risk that the Company may not be able to timely file such Regulation S-X Financial Statements or issues may arise in the audits of any Regulation S-X Financial Statements that would indicate problems with the Company’s financial statements.

If the Company is required to provide Regulation S-X Financial Statements and is unable to do so, it may cause the Company to no longer be deemed timely and current with its SEC reporting obligations. In such event, we could become ineligible to use certain registration statements. In addition, the SEC may not declare effective any registration statement that we file in connection with an offering that requires the Regulation S-X Financial Statements to be included. Any resulting inability to complete a registered offering may materially adversely impact the Company’s business, liquidity position, growth prospects, financial condition and results of operations.

The Company will incur increased costs as a result of the need to comply with certain Swiss corporate laws and other applicable financial reporting rules and regulations and other requirements of the SEC, NYSE and TSX following the completion of the Continuation.

After the Continuation, the Company is required to comply with certain Swiss corporate law requirements and reporting, disclosure control and other applicable obligations under, without limitation, Canadian and U.S. securities laws. As a result of the Continuation, the Company will likely incur higher legal, accounting and other expenses, and these expenses may increase in the future to comply with such requirements. The Company’s management and other personnel will also need to devote a substantial amount of time to these compliance requirements, while at the same time remaining focused on the Company’s existing operations and business growth. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

Risks Related to the Company’s Operations and Projects

The Company’s co-ownership of Cauchari-Olaroz may result in delays in decision making and disagreement between the parties, which could affect its business, financial condition and results of operations

The Company holds a 44.8% interest in Cauchari-Olaroz, which it co-owns with Ganfeng Lithium Co., Ltd. (“Ganfeng”) who holds a 46.7% interest, with Jujuy Energía y Minería Sociedad del Estado (“JEMSE”) holding an 8.5% interest pursuant to an option agreement (the “JEMSE Option Agreement”). The Company’s operations related to Cauchari-Olaroz are conducted in Argentina through its equity investees, Minera Exar S.A. (“Exar”) and Exar Capital, B.V. (“Exar Capital”), which are governed by a shareholders’ agreement between the Company and Ganfeng. The Company and Ganfeng collectively own 91.5% of Exar (and thus Cauchari-Olaroz, with the remaining 8.5% owned by JEMSE) and 100% of Exar Capital (a Netherlands entity that provides funding to Exar). These arrangements are subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in Cauchari-Olaroz, Exar, the operating company for Cauchari-Olaroz, and other subsidiaries through which the Company holds and funds its interest in the project. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement (defined below) such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company.

Producing lithium carbonate that does not meet battery-grade specifications could could affect its business, financial condition and results of operations

Cauchari-Olaroz is designed to produce battery-grade lithium carbonate. This requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. There can be substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Cauchari-Olaroz is unable to commercially produce lithium carbonate to a purity and performance level that meets the specifications of its customers, this could affect its business, financial condition and results of operations.

The location of Cauchari-Olaroz presents unique challenges that require specialized functions to complete the process. These complexities may result in unforeseen operational risks that could affect its business, financial condition and results of operations

Cauchari-Olaroz is located at 3,800 m above sea level, and its process relies on natural phenomena for the concentration of the brine. The Mineral Resource and Mineral Reserve estimates are based on limited data based on wide-spaced drilling that may not be representative of the deposit locally or in total. Lithium brine reservoirs are dynamic systems that may behave differently from what was modeled. Natural seasonal variation in climatic conditions can result in brine composition changes, and the productivity of the concentration process. Careful management through on-going monitoring of current conditions and forecasting based on historical data and ranges is used to manage the impact of seasonality and climate change on brine concentration levels.

The production operation requires multiple specialized functions and management of operating risk for the successful ramp-up, operation and maintenance of the site. Pond harvesting operations will allow for continued operations of the ponds and improved recovery but can result in damage to the pond systems. The lithium carbonate plant uses flammable solvents and natural gas for certain utilities and process operations. The risks associated with utilities and processing methods could result in loss of operating volume. The ramp-up of operations at site has an elevated risk versus normal operations. Additional support from equipment vendors, specialists, operating reviews and first-response training are being used to manage that risk, nevertheless to the extent that these risks are realized it would result in decreased performance of the project and reduce the financial return from the operation.

The Company’s project development plans for Pastos Grandes are subject to significant risks and uncertainties

The Company’s business strategy depends in part on developing the Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina (the “Pastos Grandes Project” or “Pastos Grandes”) into a commercially viable operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

In connection with the acquisition by Ganfeng of $70 million in newly issued shares of Proyecto Pastos Grandes S.A. (“PGCo”), the Company’s wholly-owned Argentinian subsidiary holding the Pastos Grandes Project, representing a 14.9% interest in PGCo and Pastos Grandes, with the Company retaining an 85.1% control interest (the “Pastos Grandes Transaction”), the Company also announced that Ganfeng, with support of the Company, it is advancing the preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes and the Sal de la Puna projects and Ganfeng’s adjacent Pozuelos project in Argentina. There is no assurance that a development plan involving the Pastos Grandes Project will be completed on time, and that such development plan will be commercially viable. A regional development plan requires the successful negotiation of a joint venture and there is no assurance that the parties will successfully negotiate a joint venture for the regional development of the Pastos Grandes basin.

Even if the Pastos Grandes Project was determined to be commercially viable, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Pastos Grandes Project is also subject to the development and operational risks described elsewhere in this annual report. Accordingly, If the Company is unable to develop the Pastos Grandes Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Volatility of world chemical prices and changes in global production capacities and supply and global demand could affect the Company’s business, financial condition and results of operations.

The prices of the Company’s product, lithium carbonate, are determined principally by world prices, which have been subject to substantial volatility in recent years. Lithium carbonate prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics are tied to a certain extent to global economic cycles, and have been impacted by current global economic conditions. The supply of lithium carbonate products varies principally depending on the production of other producers, and their respective business strategies.

Furthermore, the market price of these products fluctuates widely and is affected by numerous other factors beyond the Company’s control, including, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates, and other geopolitical and global economic factors. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances.

Lithium prices have been volatile over the last several years, and have decreased significantly in 2023 and 2024 from their highs in 2022. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition, and could affect the value of the Company, its share price and the potential value of its properties.

The future production of the Company’s current operations and future projects cannot be predicted and may not align with the projections in the Company’s technical reports.

This annual report and the Company’s technical reports contain estimates relating to future production and future production costs for the Company’s projects. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of Mineral Resource and Mineral Reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

The Company’s operations may be impacted by worldwide armed conflicts, tariffs and inflation.

The residual effects of armed conflicts (including the Russian war in Ukraine, the war in Gaza and instability in the Middle East), tariffs, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on the Company’s operations, business and financial condition.

These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, armed conflicts (including the wars in Ukraine and Gaza, and instability in the Middle East), tariffs and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on the Company’s operations, business and financial condition.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of lithium-based products, the continued operation of Cauchari-Olaroz and the development of the Company’s other projects, the terms and availability of financing, supply chain constraints and cost overruns, geopolitical concerns, tariff wars, and changes in law, policies or regulatory requirements.

General inflationary pressures may also affect the Company’s labour, commodity, and other input costs at operations. For example, in 2024, inflation in Argentina was 117.8%. While the Company attempts to manage the impacts of inflation through various mechanisms, there can be no assurance that these or other measures will be able to mitigate these impacts. This may have a materially adverse effect on the Company’s financial condition, results of operations and capital expenditures for the development of its projects.

The Company’s method of calculating capital resources, operating cost estimates, and project economics may be unreliable based on the macro-economic factors for Cauchari-Olaroz

The Company’s expected operating and other costs for Cauchari-Olaroz are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate, in addition to limited and volatile actual cost and project economics data from the operations ramp up. Therefore, the Company’s cost estimates contained herein and, in the Company’s, technical reports may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Company estimates sustaining capital for Cauchari-Olaroz based on equipment and fixed assets’ operational manuals, maintenance schedules and accumulated history of operating similar assets, but any of the following events, among other events and uncertainties, could affect the ultimate accuracy of such estimates: unanticipated changes in concentration or grade and volume of lithium metal to be extracted and processed; inaccurate or incomplete data on which engineering and processing assumptions are made; delay in wellfield development schedules; the accuracy of equipment cost estimates; labour and labour rate negotiations; changes in government regulation (including regulations regarding prices, costs of contractors, permitting and restrictions on production quotas on exportation of minerals); and macro-economic factors including (but not limited to) foreign exchange rates and inflation. In addition, information contained in the report titled “S-K 1300 Technical Report - Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” effective December 31, 2024 (“Cauchari TRS”), including (but not limited to) mineral extraction, processing and recovery operations, projected costs, and project economics for Cauchari-Olaroz (including, for greater certainty, revenue, net present value, cash flow, earnings and payback period) are presented as of the date of the Cauchari TRS based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented.

The impact of political, regulatory, design, construction, labour, operating, technical and technological risks on the Company’s acquisitions, integration and disposition of projects could affect its business, financial condition and results of operations

From time to time the Company examines opportunities to acquire and/or develop new lithium projects, assets and businesses, including the acquisitions of Millennial Lithium Corp. (now Millennial Lithium B.V.) (“Millennial Lithium”) and Arena Minerals Inc. (now Arena Mineral Holdings B.V.) (“Arena Minerals”). Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

Any acquisitions and/or developments would be accompanied by risks, including the particular attributes of the Mineral Resources and Mineral Reserves and the political, regulatory, design, construction, labour, operating, technical, and technological risks associated with the acquisition target, as well as uncertainties relating to the availability and cost of capital, future lithium prices, and foreign currency rates. Furthermore, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio, available Mineral Resources and Mineral Reserves may prove to be below expectations, the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization, the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors, and the acquired business or assets may have unknown liabilities which may be significant. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.

In the event that the Company chooses to raise debt capital to finance any such acquisition or development, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition or development, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition or development with its existing resources, which will limit the Company’s ability to invest such resources in its existing business.

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or developments.

As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

The Company may not be able to maintain permits due to various factors such as changes in the mine plan or changes in regulatory processes.

Although the Company has obtained all key permits for the development and production of Cauchari-Olaroz and for exploration activities with respect to the Pastos Grandes Project, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out exploration, development and production at Cauchari-Olaroz and the Pastos Grandes Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate. In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s prospects and business.

There may be risks associated with political tensions and the dependency on global supply chains to conduct the Company’s operations because lithium is a critical mineral globally.

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Switzerland, stock exchange listings in Canada and the United States, its projects located in Argentina, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its partner for Cauchari-Olaroz, Pastos Grandes and Sal de la Puna, and a significant shareholder of the Company, based in China. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Pastos Grandes and Sal de la Puna, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Further, in recent years there has been a substantial increase in political tensions among many jurisdictions. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States, Canada and Argentina. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of actors from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors may be of particular relevance to the Company, with its connection to Canada and the United States through its stock exchange listings, shareholder base and board composition, while at the same time having a historical and continuing connection with Chinese-based Ganfeng as a financier and partner (and historically, as large shareholder).

In order to successfully manage and advance two major lithium projects concurrently, the Company must rely on a number of factors such as managing competing demands for time, resources, finances, and personnel.

The Company is concurrently overseeing the advancement of two major lithium projects, including the co-owned Cauchari-Olaroz Operation, which has entered commercial production and that the Company’s management oversees through its participation on the Cauchari-Olaroz Shareholders Committee, and the Pastos Grandes Project, that is in the development planning stage. The work to advance these projects requires the dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

There is uncertainty in the long-term growth of the lithium market, which may have a negative effect on the Company and its projects.

Lithium operations at Cauchari-Olaroz and development of the Company’s other projects, including the Pastos Grandes Project are highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for ramp-up and/or development (as the case may be) of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium’s demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

The Company operates in emerging markets, which exposes it to economic risks such as high rates of inflation, social and labour unrest, and fluctuations in the currency exchange rates, which could affect its business, financial condition and results of operations.

The Company’s interest in projects located in Argentina, including its 44.8% interest in Exar and its 85.1% interest in the Pastos Grandes Project expose it to risks associated with operating in an emerging market. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s interest in projects located in Argentina expose it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest, opposition or blockades; violent crime, sabotage, fraud, theft and vandalism; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed local contracting and purchase laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; changes in taxation policies (as described elsewhere in this annual report), practices, regulations and laws and the application thereof; underdeveloped industrial and economic infrastructure; surface land access issues; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; governmental imposed controls and restrictions in response to pandemics; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the then-government of Argentina re-nationalized YPF, the country’s largest oil and gas company. The occurrence of any such events may adversely affect the Company’s viability and financial condition. There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentine regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses. Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties. In addition, the aforementioned controls and regulations may restrict the Company’s movement of intercompany funding and payments to foreign suppliers at the Argentinean subsidiary level, which could adversely affect the Company’s ability to repatriate any profits.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the board of directors (the “Board”) and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company may face risks relating to the time and cost of construction, skilled labour, and mining supplies when engaging in new mining operations.

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment and supplies; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning, mine start-up and ramp-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that it will achieve its targeted production quantities and/or qualities, or that its activities will result in profitable mining operations at its mineral properties.

The Company’s current cost estimates may be inaccurate, which could affect its business, financial condition and results of operations.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; tariffs; inflationary pressures flowing from global supply chain shortages and increased transportation costs due to pandemics, violent attacks on shipping vessels and other international events, which in turn are causing increased costs for supplies and equipment; increasing labour and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected mineral concentration or grade; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material adverse effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

The Company’s operations are subject to hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties.

The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production levels at Cauchari-Olaroz. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials. As such, actual production from brine-recovery projects may be less than in situ grades or quantities.

Changes to government laws and regulations may affect the development and operation of the Company’s projects.

Changes to government laws and regulations could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentine provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where Cauchari-Olaroz is situated, and of Salta Province, where the Pastos Grandes Project is located, are supportive of the exploration and mining industry generally, and Cauchari-Olaroz and Pastos Grandes Project in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Exar in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by Exar. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

In Argentina, Javier Milei won the presidential election in November 2023 and took office on December 10, 2023. His agenda includes labour and tax reforms, the privatization of major state-owned companies, capital control reforms and the dollarization of the economy. While general market sentiment with respect to the changes Mr. Milei has implemented has been positive, these and other policy changes, to the extent they are fully implemented, may cause significant volatility in the political, regulatory and economic environment and may adversely impact the Company’s operations and financial condition and accuracy of cost estimates and economic analysis of the Company’s projects. Changes to existing mining policies, water use and ownership rights and royalties or other taxation levels, even if seemingly minor in nature, may adversely affect the Company’s operations, plans and financial condition.

The Company’s business operations and transactions are subject to regulatory oversight, which may result in additional regulatory approvals or imposition of orders, restrictions, conditions or sanctions.

The Company has experienced and will experience heightened incidences of government-related regulatory oversight in respect of its business operations and transactions, which it believes is attributable in large part to government policy toward the critical minerals sector, geopolitical competition among Western and non-Western governments and the multijurisdictional nature of the Company, including in particular the interconnections between Chinese and Western ownership and commercial arrangements. Regulatory oversight to which the Company is or may in the future become subject, including in connection with matters related to government policy toward the critical minerals sector, may result in, among other things, the need for the Company to obtain any required regulatory approvals, as well as the imposition of orders, restrictions, conditions or sanctions on the Company that disrupt the conduct of its current or proposed future business and operations, such as the required divestiture of assets, limitations on business operations, limitation on business and other commercial relationships with third parties and other measures. Many of these matters are outside the control of the Company and there can be no certainty that any required regulatory approvals will be received or as to the nature and extent of any orders, restrictions, conditions or sanctions that may be imposed on the Company and the effect such orders, restrictions, conditions or sanctions may have on the business, operations, assets, business relationships and other commercial relationships, financial condition and prospects of the Company.

The Company is subject to environmental regulations in Argentina, which are evolving and may be more stringent in terms of enforcement, fines and penalties for non-compliance, resulting in increased costs and environmental liability.

The Company must comply with stringent environmental regulation in Argentina. Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration, development and operation of the Company’s projects, or increase the risk of environmental liability associated with project operations. This in turn could have a material adverse effect on the Company’s business and operations.

Failure to manage tailings could result in restriction of the Company’s operations, increases in remediation and compliance costs, and investigations by regulatory authorities.

Tailings are generally a potential environmental risk for mineral development and operating mining companies. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the locations of the Company’s properties, which are in arid, generally flat, and less populated regions of Argentina, and the design of the mine plans and processes to manage waste and water for the Cauchari-Olaroz Operation, in particular, the Company believes that many of the risks associated with tailings management will be mitigated for the projects.

At the Cauchari-Olaroz Operation, the tailings consist of salt harvested from the evaporation ponds and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at Cauchari-Olaroz will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

The Company is subject to many operating and other risks for which it may not be fully covered under its insurance policies.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company’s control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

The Company’s property interests may be subject to prior unregistered agreements, transfers or other land claims, which could increase mineral tenure risks.

There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations. The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

The Company operates in a competitive and capital intensive industry, which may have a material adverse effect on the Company’s operations and financial position.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Argentina, Canada, Switzerland and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits, particularly in Argentina.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to develop and operate its projects.

Failure to maintain health and safety standards could result in harm to the Company’s reputation, operations and future prospects.

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

The speculative nature of the exploration and development may not align with the Mineral Resource and Mineral Reserve estimations, which may have a material adverse effect on the Company’s operations and financial position.

Mineral Resources and Mineral Reserves figures disclosed in this annual report are estimates only. Estimated tonnages and grades or concentration may not be achieved if the projects are brought into production; differences in grades or concentration and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, the economic analysis of its projects, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this annual report are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher confidence category.

The Company may face risks associated with project opposition, which could result in project delays or halts that may have a material adverse effect on the Company’s operations and financial position.

The Company’s projects, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Company’s mining projects could result in delays to developments, ramp-up or other plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

The lack of water management regulations for the Cauchari and Olaroz Salars could have a material adverse effect on the Company’s business.

The salars on which Cauchari-Olaroz is situated, and other salars at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbor.

As a result, the brine management regulations on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production in Argentina. Exar and Sales de Jujuy S.A. (a subsidiary of Rio Tinto) have entered into a joint operating protocol for the Olaroz and Cauchari Salars designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Going forward, the availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change, which could have a material adverse effect on the Company’s business.

Failure to adhere to or maintain existing surface access agreements with local aboriginal communities may have material adverse effects on the Company’s operations.

Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of Cauchari-Olaroz. Should any of the aboriginal communities decide not to honour such agreements, Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for development and operation of Cauchari-Olaroz, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop and ramp-up Cauchari-Olaroz. All of this has the potential to have a material adverse effect on the projects, the Company’s operations and its financial prospects.

Regulations and pending legislation governing issues involving climate change could result in increased operating and capital costs, which could have a material adverse effect on the Company’s business.

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. The Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company has incorporated low carbon emissions in the design of its facilities at Cauchari-Olaroz. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as Cauchari-Olaroz is dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate-related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects.

Risks Related to The Company’s Business and Securities

The significant holdings of the Company’s significant shareholders may create a risk of the Company’s securities being less liquid and trading at a relative discount, which could have an adverse effect on the market price of the Shares.

General Motors Holdings LLC (“GM”) and Ganfeng each hold approximately 9% of the outstanding Shares. Ganfeng is also a co-owner of Exar and Exar Capital, while GM possesses demand registration and piggy-back registration rights in respect of the Company pursuant to the Company’s Investor Rights Agreement with GM.

For as long as GM and Ganfeng directly or indirectly hold a significant interest in the Company, GM and Ganfeng may, on their own, be in a position to affect the Company’s operations and direction. In addition, as a result of GM’s and Ganfeng’s significant share holdings and GM’s investor rights, each entity may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the interests of GM and/or Ganfeng may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for the Company’s securities over the then current market price. The significant holdings of GM and Ganfeng could also create a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where GM and/or Ganfeng did not have the ability to influence or determine matters affecting the Company. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the Shares.

The Company may not realize the intended benefits of the Separation Transaction.

Following the completion of the separation of ownership and operation of the North American business unit (now held by Lithium Americas Corp.) (the “Separation Transaction” or “Separation”), there remain risks associated with holding securities of the Company as an entity with an unproven track record on a standalone basis, and there can be no assurances as to the successful performance and operations or as to the financial condition of the Company as a separately traded public company, including in light of the reduced geographical and property portfolio diversification resulting from the Separation Transaction. In addition, there can be no certainty that the potential benefits of the Separation will be realized.

In connection with the Separation Transaction, the Company has applied for and obtained certain advance income tax rulings in Canada and the United States. The Canadian tax ruling requested from Canadian tax authorities and received on July 12, 2023 requires, among other things, that the transfer of the Distribution Property (as used herein “Distribution Property” means (i) all of the Company’s shares of the 100%-owned Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass”), (ii) the Company’s receivable from Thacker Pass, (iii) all of the Company’s shares of Green Technology Metals Limited; (iv) all of the Company’s shares of Ascend Elements, Inc., (v) the portion of the Company’s workforce in-place that will become directors, officers and employees of Lithium Americas Corp., (vi) the “Lithium Americas” business name, all intellectual property rights related thereto, and all associated stationery, logos, signage and domain names, (vii) the lithium offtake agreement dated February 16, 2023 between the Company and GM, (viii) the balance of the net proceeds of the Tranche 1 subscription price, and (ix) an amount of cash to establish sufficient working capital of Lithium Americas Corp. to comply with all requirements of the public company “butterfly” rules in section 55 of the Income Tax Act (Canada) (the “Tax Act”). Although the Separation Transaction was structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Separation Transaction is completed or that may not be within the control of the Company and/or Lithium Americas Corp. For example, under section 55 of the Tax Act, the Company and/or Lithium Americas Corp. will recognize a taxable gain on the transfer by the Company of the Distribution Property if: (i) a "specified shareholder" of the Company or of Lithium Americas Corp. disposes of Company or Lithium Americas Corp. shares (or property that derives 10% or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by the Company of the Distribution Property, (ii) there is an acquisition of control of the Company or Lithium Americas Corp. that is part of the series of transactions that includes the transfer by Lithium Americas Corp. of the Distribution Property, (iii) a person unrelated to the Lithium Americas Corp. acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of Lithium Americas Corp.), as part of the series of transactions that includes the transfer by Lithium Americas Corp. of the property acquired by Lithium Americas Corp. on the Separation Transaction that has a fair market value greater than 10% of the fair market value of all property received by Lithium Americas Corp. on the Separation, (iv) a person unrelated to the Company acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of the Company), as part of the series of transactions that includes the transfer by Lithium Americas Corp. of the Distribution Property, property retained by the Company on the Separation Transaction that has a fair market value greater than 10% of the fair market value of all property retained by the Company on the separation, or (v) certain persons acquire shares of the Company (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by Lithium Americas Corp. of the Distribution Property. If these requirements are not met, the Company and/or Lithium Americas Corp. would recognize a taxable gain in respect of the transfer by the Company of the Distribution Property to Lithium Americas Corp. as part of the Separation Transaction. If incurred, these tax liabilities could be substantial and could have a material adverse effect on the financial position of the Company and/or Lithium Americas Corp. Under the terms of the tax indemnity and cooperation agreement entered into between the Company and Lithium Americas Corp. in connection with the Separation Transaction (the “Tax Indemnity and Cooperation Agreement”), the Company and Lithium Americas Corp. would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Separation Transaction or any related transaction to be treated in a manner inconsistent with the Canadian tax ruling.

To preserve the intended U.S. tax treatment pursuant to the Separation Transaction, for a period of time following the completion of the Separation Transaction, the Company may be prohibited, except in specific circumstances, from taking or failing to take certain actions. The foregoing restrictions may limit for a period of time the ability of the Company to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business.

Pursuant to the Tax Indemnity and Cooperation Agreement entered into between the Company and Lithium Americas Corp. in connection with the Separation Transaction, the parties agreed to a number of representations, warranties and covenants, including to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. In addition, the Tax Indemnity and Cooperation Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. Any indemnification claim against the Company could be substantial, may not be able to be satisfied and may have a material adverse effect upon the Company.

The Separation Transaction, resulted in reduced diversification of the Company which, in turn, increases its net exposure to risks associated with its Argentina assets and operating environment. It is common for new mining operations to experience unexpected costs, problems and delays during construction, commissioning, mine start-up and ramping-up of operations. Most, if not all, projects of this kind suffer delays or additional cost requirement during these periods due to numerous factors. Many of these risks are described elsewhere in this annual report. On a stand-alone basis following the Separation Transaction, the Company is not in a position to re-direct funds it has transferred to Lithium Americas Corp. as part of the Separation Transaction. Although the Company expects to retain sufficient funds to cover cost increases or delays in revenue generation from Cauchari-Olaroz, any unexpected material funding requirement, significant delay or decrease in lithium prices may require the Company to seek additional financing, which may not be available on attractive terms, if it all. Any of delays, additional costs or persistent downward pressure on lithium prices could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that operating and sustaining costs of Cauchari-Olaroz will be consistent with the budget, or that its activities will result in profitable mining operations.

For additional information with respect to the Separation Transaction, including without limitation additional risks related thereto, please refer to the Company’s management information circular dated June 16, 2023 available under its profile on EDGAR at the website of the SEC at www.sec.gov or under the Company’s SEDAR+ profile at www.sedarplus.ca.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at Cauchari-Olaroz. Although the Company has cash on hand, the Company's ability to continue as a going concern and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing or other means (including, without limitation, strategic transactions) to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company is subject to certain loan obligations under its existing debt agreements, which could have a material adverse effect on the Company if the Company were to fail to comply with such loan obligations.

The Company is subject to substantive loan obligations pursuant to the Convertible Notes and the Indenture governing their issuance. Such loan obligations entail certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or approvals, or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company’s control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company’s financial condition.

If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize against the Company’s assets used to secure the debt. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it and considerations regarding negotiations of priorities and cross-default provisions if additional debt financing is pursued.

Indebtedness owing under its loan obligations could have other significant consequences on the Company, including: increasing the Company’s vulnerability to general adverse economic and industry conditions; requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limiting the Company’s flexibility in planning for, or reacting to, changes in its business; placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

If the loans advanced to fund the construction of Cauchari-Olaroz are not repaid, the Company could face material adverse effects in the Company’s business, results of operations and financial condition.

The Company has entered into loan agreements with Exar Capital and Exar to fund working capital and other funding requirements Cauchari-Olaroz. We may not be able to recover the loaned amounts of principal and any interest due, and we may thereby incur losses which could have a material adverse effect on the Company’s financial condition and results of operations.

The Company may be liable to repay Exar’s debts, which would negatively impact the Company’s financial and operational conditions.

Exar is party to loan agreements with PGCo, Ganfeng, and unsecured third-party loans. The Company has provided or may, from time to time, provide, guarantees to Ganfeng or third parties for certain debts of Exar.

To the extent that Exar is unable to satisfy or coordinate the satisfaction of any debt conditions, or the lenders do not waive performance of these conditions, the Company may be liable to repay Exar’s debts pursuant to the guarantees it provided.

To support working capital, startup costs and manage foreign exchange risks, Exar obtained local loans and credit facilities.

As of December 31, 2024, Exar’s outstanding third-party debt totaled $210.4 million reflecting a decrease of $140 million from December 31, 2023. The total debt includes the following:

•
Approximately $100 million from a major international bank, secured by guarantees and standby letters arranged by Ganfeng. The Company has also provided a guarantee to Ganfeng for its 49% share, amounting to $49 million, for these loans.
•
$18.2 million in loans secured by local bank guarantees arranged by Exar, due in 2025.
•
$42 million in third-party unsecured loans, due in 2025.
•
$50 million in unsecured bonds by Exar in November 2024 carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25 million is due in 30 months, on May 11, 2027, while the second tranche of $25 million will mature in 36 months, on November 11, 2027.

If Exar, the Company and Ganfeng are not successful in refinancing the loans on a timely basis, on favorable terms, or at all, they would need to provide their own funds to support Exar in repaying its third party debt obligations, which could have an effect on the Company’s business, results of operations and financial condition.

The Company funded its share of the Cauchari-Olaroz Operation construction costs through loans to Exar Capital and then to Exar or directly to Exar through its subsidiaries. Should the Cauchari-Olaroz Operation not be able to generate sufficient cash flow, it may have difficulties repaying these loans, which could have an effect on the Company’s business, results of operations and financial condition.

From time to time Exar may incur certain debts to restructure/repay its existing debt or for other purposes, which debts are subject to closing conditions. To the extent that the Exar is unable to satisfy or coordinate the satisfaction of any conditions, or the lenders do not waive performance of these conditions, Exar may be deprived of such anticipated funding. A failure to receive such funding will be highly disruptive to Exar’s operations.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

The Company has significant capital requirements associated with the operation and/or development of its projects, as the case may be. The Company will require additional financing to support the development, construction, ramp-up and operation of its projects. The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued or, if new debt financing is obtained, result in additional or more onerous restrictions on the Company’s business, and substantial interest and capital payments, and in the Company being more highly leveraged, which could have a material adverse effect on the Company’s future prospects if it is unable to satisfy its debt obligations as they become due. The ability of the Company to arrange additional financing to support the development, construction, ramp-up and operation of its projects in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. In addition, under the Company’s articles of association (“Articles of Association”), the Company is subject to certain share capital limits under its capital band and conditional capital. As a result, the Company may need shareholder approval to increase its share capital and execute certain equity financing transactions which may be time consuming and bring transaction execution uncertainty. Failure to obtain additional financing on a timely basis, on favorable terms, or at all, may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company relies on consultants and other experts, which may increase delays and costs of developing properties.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has not and may never pay dividends.

The Company has not paid dividends on its Shares since incorporation, and the Company anticipates that it will retain any future earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Dividends may be paid by a Swiss company only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) Lithium Argentina has sufficient distributable profits from the previous fiscal years, or if Lithium Argentina has freely distributable reserves, including out of capital contribution reserves. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Payment of any future will depend on many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

A cybersecurity incident could adversely affect the Company’s ability to operate its business.

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

The Company’s success is dependent on the performance of key personnel to advance and contribute to its future growth.

The Company highly values the contributions of its key personnel. The success of the Company continues to depend largely upon the performance of key officers, employees and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company’s growth potential and prospects. Additionally, the Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and currently has no plans to do so.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.

The Company transacts business primarily in U.S. dollars, Canadian dollars, and Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s projects are located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive. In addition, Argentina’s foreign exchange rates and inflation are subject to significant fluctuations and, at times, fluctuations in U.S. dollar to Argentine peso foreign exchange rate and inflation may not be aligned. A lower foreign exchange devaluation versus inflation rate could make property expenditures more expensive for the Company, and conversely a higher foreign exchange devaluation versus inflation rate could make such expenditures less expensive. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect the Company’s results of operations.

The Argentine government and Argentine Central Bank (Banco Central de la República Argentina) (the “BCRA”) have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident shareholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Argentine pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing on U.S. dollar-denominated debt; and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency.

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to the Company’s indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service the Company’s outstanding liabilities denominated in currencies other than the Argentine peso, all of which could affect the Company’s ability to comply with the Company’s financial obligations when due, raise capital, refinance the Company’s debt at maturity, obtain financing, execute the Company’s capital expenditure plans, and/or undermine the Company’s ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and the Company’s business, financial condition and results of operations.

The Company may face legal proceedings based on environmental and climate change-matters, ESG disclosure, and securities class actions.

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration, development and operation business. Litigation related to environmental and climate change-related matters, ESG disclosure, and securities class actions arising from share price volatility is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damage, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

The Company may be subject to the risk of conflicts of interest with directors and officers of the Company.

Certain directors and officers of the Company are or may become subject to conflicts of interest with the Company from time to time, including (without limitation) through association with other natural resource companies or otherwise.

Pursuant to Swiss law, directors and officers are required to inform the Board of conflicts of interests concerning them. The Board is furthermore required to take measures in order to protect the interests of the Company. More generally, directors and officers are required to safeguard the Company's interests and comply with their duty of loyalty and duty of care as directors and officers. This rule is generally understood to disqualify directors and officers from participation in decisions that directly affect them, subject to certain exceptions. Directors and officers are personally liable to the Company for breach of these provisions. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include, as appropriate, the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

The Company’s shareholders are subject to share price risks.

The Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration, development and production companies and other battery-metals stocks; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Shares are depressed or illiquid when an investor seeks liquidity.

The Company is a Swiss company and this could have an impact on enforcement of civil liabilities obtained under U.S. or Canadian securities laws.

The Company is a Switzerland company, organized under the laws of Switzerland and headquartered in the country. Some of the Company’s directors, officers and experts named in this annual report are not citizens or residents of the United States or Canada. In addition, substantially all of the assets of the Company are located outside the United States or Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States or Canada any judgments against the Company and its directors and officers and the experts named in this annual report, which are obtained in U.S. or Canadian courts based upon the civil liability provisions of Canadian and U.S. federal securities laws, or (ii) bring in courts outside the United States or Canada an original action against the Company and its directors and officers and the experts named in this annual report to enforce liabilities based upon such Canadian and U.S. securities laws.

As a Swiss share corporation, the Company’s flexibility will be limited with respects to certain aspects of capital management.

Under applicable Swiss law, the Board has the power to cause the Company to repurchase its Shares, so long as the total nominal value of the Shares acquired does not exceed 10% of the share capital and only to the extent that sufficient freely distributable reserves (including contributed surplus) are available to do so. However, the Company may repurchase its own Shares beyond the statutory limit of 10% if the Company’s shareholders have passed a resolution by majority of the votes cast at a shareholders meeting (including as part of the capital band provision in the Articles of Association) authorizing the Board to repurchase Shares beyond the 10% (but in no event above 20%), which are to be cancelled. Any Shares repurchased pursuant to such an authorization will then be cancelled either upon the approval of shareholders holding a majority of the votes cast at a shareholders meeting or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision.

Swiss law allows the Company’s shareholders to authorize the Board to issue Shares without additional shareholder approval, but this authorization is limited to (i) 10% of the Company’s stated share capital (the “capital band”); (ii) an additional 10% of the Company’s stated share capital for the issuance of Shares to members of the Board and to the officers, employees, contractors or consultants of the Company or any of its group companies or other persons providing services to the Company or any of its group companies in connection with the Company’s equity incentive plans (“conditional capital for equity incentive plans”); and (iii) an additional 10% of the Company stated share capital for the issuance of Shares further to (A) the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (B) through obligations to acquire Shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (“conditional capital for financing purposes”).

The Board’s authority to issue Shares based on the capital band must be renewed by shareholders every five years. The Articles of Association provides for a capital band authorizing the Board to issue or cancel up to 16,193,233 fully paid-in Shares with a par value of US$0.01 up until January 17, 2030. The Articles of Association provides for conditional capital for equity incentive plans and conditional capital for financing purposes authorizing the Board to issue up to 16,193,233 fully paid-in Shares with a par value of US$0.01 under each category.

Additionally, according to the Swiss Code of Obligations, if new Shares of the Company corporation are issued – whether pursuant to shareholders’ approving an increase of the ordinary share capital or the Board making use of the capital band or conditional capital – the existing shareholders will have subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) in relation to such Shares or rights pro rata to the respective nominal/par value of their existing participation. The Company has excluded as per the Articles of Association subscription rights and advance subscription rights from the issuance of Shares pursuant to the Company’s conditional capital for equity incentive plans and conditional capital for financing purposes.

Additional regulatory reporting requirements in the United States may apply if Lithium Argentina loses its status as a “Foreign Private Issuer” under the Exchange Act.

As a “foreign private issuer”, as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. federal securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive requirements of Regulation S under the Securities Act of 1933, as amended, that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

If the Company were to be a “passive foreign investment company”, adverse U.S. federal income tax consequences could result for U.S. Shareholders.

The Company believes it likely was classified as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed taxable year. Based on its current business plans and expected income, assets and activities, the Company expects that it may be classified as a PFIC for its current tax year and may be a PFIC for subsequent tax years. If the Company is a PFIC for any year during a U.S. Shareholder’s (as defined below) holding period of Shares, then such U.S. Shareholder generally will be required to treat any gain realized upon a disposition of Shares or any so-called “excess distribution” received on its Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Shareholder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Shareholder makes a timely and effective a qualified electing fund election under the Code (“QEF Election”) or makes a mark-to-market election under the Code (“Mark-to-Market Election”). Subject to certain limitations, such elections may be made with respect to the Company or the Shares, as applicable. A U.S. Shareholder who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the Shares. A U.S. Shareholder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Shares over the taxpayer’s basis therein. Each potential investor who is a U.S. Shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Shares of the Company.

The Company is subject to tax and other legislation enacted in all the countries in which it operates, which could have a material adverse effect on the Company’s shareholders.

The Company operates (including, providing project financing through equity investees or subsidiaries) in countries with differing tax laws and tax rates. The Company’s tax reporting is supported by tax laws in, and the application of tax treaties between, the countries in which it operates. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating the Company’s provision and accruals for these taxes. Such changes could have a material adverse effect on the holders of shares of the Company or the Company’s business, financial condition and results of operations. The Company’s income tax reporting is subject to audit by tax authorities in the countries in which it operates. The Company’s effective tax rate may change from year to year, based on changes in the mix of activities and income earned among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, changes in the tax treaties between the countries in which the Company operates, changes in the Company’s eligibility for benefits under those tax treaties, and changes in the estimated values of deferred tax assets and liabilities, which could result in a substantial increase in the effective tax rate on all or a portion of the Company’s income.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation” and changed its name to “Western Lithium USA Corporation” on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors, and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to make amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.” On November 8, 2017, the Company consolidated its outstanding Shares on a 5:1 basis.

On January 25, 2022, the Company acquired all of the issued and outstanding securities of Millennial Lithium by way of a plan of arrangement (the “Millennial Arrangement”), at which point Millennial Lithium became a wholly owned subsidiary of the Company.

On April 20, 2023, the Company acquired all the common shares of Arena Minerals (the “Arena Shares”), which it did not already own, by way of a plan of arrangement, at which point Arena Minerals became a wholly owned subsidiary of the Company.

On October 3, 2023, the Company completed the Separation Transaction pursuant to which the Company separated its previously-held North American business unit, comprising the Thacker Pass project, as well as investments in Green Technology Metals Ltd. and Ascend Elements, Inc., into an independent public company named “Lithium Americas Corp.”, which is listed on the TSX and NYSE. The Company retained its Argentine business unit, consisting of a 44.8% interest in Cauchari-Olaroz, the majority-owned Pastos Grandes Project and a 65% interest in the Sal de la Puna project. The Company’s Shares continued to trade on the TSX and the NYSE following the Separation Transaction.

In August 2024, Ganfeng acquired $70 million in newly issued shares of PGCo, the Company’s wholly-owned Argentinian subsidiary holding the Pastos Grandes Project, representing a 14.9% interest in PGCo and Pastos Grandes. The Company retained control of PGCo following this transaction. Proceeds from this transaction were allocated to the advancement of the Company's lithium projects in Argentina, including the reduction of the short- term debt of the Cauchari-Olaroz tied to start-up and working capital. In connection with the Pastos Grandes Transaction, Lithium Argentina, certain of its subsidiaries (the “Lithium Argentina Parties”) and Ganfeng and its subsidiary (the “Ganfeng Lithium Parties”, and together with the Lithium Argentina Parties, the “Parties”) entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that, among other terms, provides for limited rights and obligations as between the Parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in PGCo or the Pastos Grandes Project; (ii) through to December 31, 2025, enhanced consent rights in favour of the Ganfeng Lithium Parties in respect of operational matters, as well as a right of first refusal in favour of the Ganfeng Lithium Parties over a sale of an interest in PGCo at the same valuation as that applicable to the Pastos Grandes Transaction (with the Lithium Argentina Parties having a right of first refusal over a sale by the Ganfeng Lithium Parties of the 14.9% interest); (iii) through to December 31, 2025, a right in favour of the Ganfeng Lithium Parties to acquire an aggregate 50% interest in the Pastos Grandes Project upon a change of control of Lithium Argentina by subscribing for share capital of PGCo in consideration for an incremental cash subscription price of $330 million; (iv) until December 31, 2025, an obligation to obtain consent of the Parties for any offtake agreement in respect of the Pastos Grandes Project; and (v) from January 1, 2025 to September 30, 2025, an enhanced ‘tag-along’ right of the Ganfeng Lithium Parties to include its interest along with a sale by the Lithium Argentina Parties of their interest in PGCo, and to realize a portion of the consideration that would otherwise be payable to the Lithium Argentina Parties upon such sale in addition to the equivalent proportionate consideration payable for the interest of the Ganfeng Lithium Parties (after such period the “tag along right” will survive but will only include the proportionate consideration).

On January 23, 2025, the Company completed its corporate migration to Switzerland, establishing corporate domicile in Switzerland. On January 27, 2025, the Shares began trading on the TSX and NYSE under a new symbol “LAR.”

In connection with the Company’s corporate migration to Switzerland, the Company appointed PricewaterhouseCoopers AG, Zug, Switzerland as its Swiss independent statutory auditor (the “Swiss Statutory Auditor”). The Swiss Statutory Auditor’s main task is to audit the standalone statutory financial statements and consolidated financial statements of Lithium Argentina AG for Swiss law purposes.

The Company continues to retain PricewaterhouseCoopers LLP, Vancouver, Canada as the Company’s Independent Registered Public Accounting Firm for Canadian and U.S. Securities law reporting (the “Auditor” and together with the Swiss Statutory Auditor, the “External Auditors”). The Company's registered and head office is located at Dammstrasse 19, 6300 Zug, Switzerland. The Company’s North American contact address is 300 – 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, and the Company’s telephone number is (778) 656-5820. The operational headquarters of the Company is Buenos Aires, Argentina.

Corporate Highlights

In February 2024, the Company announced the appointment of Samuel Pigott as President and CEO. Mr. Pigott assumed the role of President and CEO in March 2024 and was also appointed to the Company’s Board.

In March 2024, Monica Moretto was appointed to the Board.

In August 2024 the Company completed an agreement whereby Ganfeng acquired $70 million in newly issued shares of PGCo, the Company’s wholly-owned Argentinian subsidiary holding Pastos Grandes, representing a 14.9% interest in PGCo and Pastos Grandes.

In October 2024, Cauchari-Olaroz achieved commercial production after reaching elevated production levels for a sustained period of time.

On January 23, 2025, the Company completed its corporate migration to Switzerland, establishing corporate domicile in Switzerland. On January 27, 2025, the Shares began trading on the TSX and NYSE under a new symbol “LAR.”

During the year ended December 31, 2024, the Company met its production guidance for Cauchari-Olaroz, with approximately 25,400 tonnes of lithium carbonate produced.

Other Investments and Acquisitions

On January 25, 2022, the Company acquired 100% of the issued and outstanding securities of Millennial Lithium pursuant to the Millennial Arrangement, for aggregate consideration of approximately $492 million (US$390 million). The terms of the Millennial Arrangement were set forth in an arrangement agreement dated November 17, 2021, between the Company and Millennial Lithium. Pursuant to the Millennial Arrangement, as of the effective date for the Millennial Arrangement of January 25, 2022, all outstanding convertible securities of Millennial Lithium were exchanged for Millennial Shares and all equity incentive plans of Millennial Lithium were terminated. Following this, the Company acquired all of the issued and outstanding Millennial Shares and Millennial Lithium became a wholly-owned subsidiary of the Company. Each Millennial Lithium shareholder of record as of the effective date received per share consideration of 0.1261 of a Share and $0.001 in cash in exchange for each Millennial Share held as of the effective date. As a final step under the Millennial Arrangement, on January 26, 2022, Millennial Lithium and 1335615 B.C. Ltd., a wholly-owned subsidiary of the Company, amalgamated under the name “Millennial Lithium Corp.” As of close of market on January 26, 2022, all issued and outstanding Millennial Shares and the warrants of Millennial Lithium were delisted from trading on the TSX Venture Exchange.

On December 20, 2022, the Company announced that it entered into a definitive arrangement agreement pursuant to which the Company agreed to acquire all of the Arena Shares not already owned by the Company by way of a plan of arrangement under the laws of Ontario (the “Arena Transaction”). Pursuant to the arrangement agreement, Arena Minerals’ shareholders were entitled to receive 0.0226 of a share of the Company and $0.0001 in cash for each Arena Share held. The Arena Transaction closed on April 20, 2023, and the Company issued approximately 8.4 million Shares to former Arena Minerals shareholders as consideration for their respective Arena Shares and convertible securities. Following the Arena Transaction, the Arena Shares were delisted from the TSX Venture Exchange.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (https://www.lithium-argentina.com/).

B. Business Overview

Overview

The Company is a Swiss-domiciled resource company focused on advancing significant lithium projects. The Company holds a 44.8% interest in Cauchari-Olaroz in Jujuy, Argentina; an 85.1% interest in the Pastos Grandes Project in Salta, Argentina (subject to the Pastos Grandes Transaction); and a 65% interest in the Sal de la Puna project in Salta, Argentina. Additionally, the Company owns the Salar de Antofalla (“Antofalla Project”) in the Province of Catamarca, Argentina.

The Company is focused on the operations at Cauchari-Olaroz and advancing the development of additional lithium resources in the region.

For a more detailed discussion of the Company’s business structure and Cauchari-Olaroz, see Note 7 of the Company’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in “Item 18 – Financial Statements” of this annual report.

Specialized Skills

All aspects of the Company’s business require specialized skills and knowledge, including geology, drilling, mining, processing, logistical planning, the implementation of exploration programs, and expertise in regulatory, finance and accounting matters. The Company relies on its management, employees and various consultants for this expertise.

Mineral Price and Economic Cycles

The principal end-use product for the Company’s business is lithium-based chemicals, particularly battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the production capacity of lithium producers and the ability of those operations to produce battery grade products, which are refined to a higher concentration of lithium with fewer impurities than non-battery grade lithium products.

Lithium prices have been volatile over the last several years. In 2022, lithium prices reached an all-time high due to, among other factors, supply constraints resulting from the increase in the adoption of electric vehicles and the corresponding demand for electric vehicle batteries and a disproportionate increase in supply as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases. The increase in demand, as well as efforts by governments to promote domestic industry through industrial policy and related efforts, has led to a significant increase in exploration and development stage lithium companies and projects being advanced throughout the world. More recently, however, lithium prices have decreased significantly due to, among other factors, rising supply, subdued demand and a lackluster electric vehicle market outside of China.

Intangibles

The Company does not hold any patents.

Sources and Availability of Raw Materials

All of the raw materials required for the Company’s operations are available through standard supply and business contracting channels.

Government Regulations

The Company's exploration and future development activities are subject to various national, state, provincial and local laws and regulations in Argentina, the U.S., Switzerland, and Canada, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Except as described in this annual report, the Company believes that it is in compliance, in all material respects, with applicable mining, health, safety and environmental statutes and regulations.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia as well as lepidolite production in China. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Foreign Operations

Lithium operations and projects

Cauchari-Olaroz, the Pastos Grandes Project and the Sal de la Puna project are all located in Argentina. Cauchari-Olaroz is in operation while the projects under the Pastos Grandes basin segment are in the exploration and evaluation stage.

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company entered into an offtake agreement with each of Ganfeng and Bangchak on August 27, 2020 to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).

The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Purchases and sales of lithium carbonate

During the year ended December 31, 2024, the Company purchased its share of Exar’s lithium carbonate shipped during the period with Ganfeng purchasing the remaining product shipped. The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

Since there was no net amount of commission to the Company, there was no net impact on the Company’s statement of comprehensive loss for the year ended December 31, 2024.

Exar and Exar Capital Agency Arrangement

In addition to project loans provided by Exar Capital, Exar Capital also provides support to Exar by purchasing, as agent, reagents and other materials on behalf of Exar from international suppliers. Argentina does not allow access to the foreign exchange markets to permit prepayments by Argentine companies to international vendors, payments are only allowed after supplies arrive in Argentina. Accordingly, Exar Capital provides prepayments to suppliers and is then reimbursed by Exar once the supplies arrive in Argentina and Exar is able to make such payments in accordance with Argentinian foreign exchange regulations.

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc. (now 2265866 Ontario Holdings B.V.), Ganfeng, Exar and Exar Capital entered into a shareholders’ agreement to govern the Company’s and Ganfeng’s interests in Exar and Exar Capital and the funding and development of the Cauchari-Olaroz Operation. The shareholders’ agreement was amended in 2019, and amended and restated in August 2020 for the closing of a transaction by which Ganfeng holds 51% and the Company 49% interest, respectively in Cauchari-Olaroz (the “Amended Shareholders Agreement”).

The Amended Shareholders Agreement entered into on August 27, 2020 by the Company, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

•
the parties’ respective rights regarding ownership interests in Exar and Exar Capital;
•
requirements for funding and development of the Cauchari-Olaroz Operation, and rights and obligations of parties upon a failure to fund, including dilution of interest under certain circumstances;
•
the formation of the Exar shareholder committee to direct the business and affairs of Exar, comprised of three representatives of Ganfeng and two representatives from the Company;
•
the composition of the board of directors of Exar, being two representatives of Ganfeng and one representative of the Company;
•
the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of the Company;
•
an 80% approval threshold for the Exar shareholder committee to approve a number of material corporate actions, thereby providing protection to the Company as a minority shareholder in Exar, such approvals of material corporate actions including but not limited to the following: (i) programs and budgets, and changes thereto or to contributions required to be made by the parties; (ii) issuances of securities or restructuring transactions involving Exar and Exar Capital; (iii) any sale, transfer or other disposition of an ownership interest in Exar or Exar Capital; (iv) changes to the composition of the Exar shareholder committee or the board of directors of Exar or Exar Capital; (v) material changes to terms contemplated by the agreement with JEMSE; (vi) any change to development activities that would materially delay the expected timeline for the Cauchari-Olaroz Operation to reach commercial production; and (vii) debt or guarantees above certain thresholds; and
•
the obligation of each party to purchase its pro rata share of production from the Cauchari-Olaroz Operation.

C. Organizational Structure

The following diagram sets out the organizational structure of the Company:

D. Property, Plants and Equipment

Summary Overview of Mining

As used in this annual report, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with S-K 1300. All determinates of mineral resources and mineral reserves have been prepared by qualified persons. Under S-K 1300, mineral resources may not be classified as “mineral reserves” unless the determination has been made by a qualified person that the mineral resources can be the basis of an economically viable project. Mineral resources are not mineral reserves and do not meet the threshold for mineral reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted into mineral reserves.

Except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have too high of a degree of uncertainty to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will be upgraded to a higher category. A significant amount of exploration must be completed to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource can be the basis of an economically viable project, or that it will be upgraded to a higher category.

Properties

The Company is helping to advance two significant lithium projects, the Cauchari-Olaroz Operation, located in the Province of Jujuy in Argentina, and the Pastos Grandes Project, located in the Province of Salta in Argentina. The Pastos Grandes Project includes the PGCo (Lithium Argentina owns approximately 85% interest). Cauchari-Olaroz is a production stage project. Pastos Grandes is an exploration stage project because the Company has not yet determined that Pastos Grandes has mineral reserves under S-K 1300.

The Cauchari-Olaroz Operation and the Pastos Grandes Project are the Company’s two material projects. The Company also holds a 65% interest in the Sal de la Puna project and 100% in the Antofalla Project, each of which are exploration stage projects.

Except as otherwise stated, the scientific and technical information relating to Cauchari-Olaroz Salars contained in this annual report is derived from the Cauchari TRS prepared by Andeburg Consulting Services Inc. (“ACSI”), LRE Water, EnviroProTech-t and CSU Projects, none of which are affiliated with the Company. The Cauchari TRS was also prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., each of whom is a “qualified person” under S-K 1300 for the sections of the Cauchari TRS that they are responsible for preparing and none of whom are affiliated with the Company.

Except as otherwise stated, the scientific and technical information relating to Pastos Grandes Salar contained in this annual report has been reviewed and approved by Frederik Reidel, CPG, a qualified person for the purposes of NI 43-101 and S-K 1300 by virtue of his experience, education, and professional association and who is independent of the Company.

Except as otherwise stated, all technical and scientific information contained in this annual report has been reviewed and approved by David Burga, P.Geo, a qualified person for the purposes of NI 43-101 and S-K 1300 by virtue of his experience, education, and professional association and who is independent of the Company.

Detailed scientific and technical information on the Cauchari-Olaroz Operation prepared in accordance with NI 43-101 (including mineral resources and reserves estimates prepared in accordance with CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014) can be found in the NI 43-101 technical report entitled “NI 43-101 Technical Report – Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”. The technical report has an effective date of December 31, 2025, and was prepared by “Qualified Persons” for the purposes of NI 43-101, independent of the Company.

Detailed scientific and technical information on the Pastos Grandes Project prepared in accordance with NI 43-101 can also be found in the NI 43-101 technical report entitled “Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina”. The technical report has an effective date of April 30, 2023, and was prepared by a “Qualified Person” for the purposes of NI 43-101, independent of the Company. Copies of the technical reports prepared in accordance with NI 43-101 are available on the Company’s website at www.lithium-argentina.com and on the Company’s SEDAR+ profile at www.sedarplus.ca.

The map below shows the locations of our principal mining operations in Argentina and the exploitation and exploration mining concessions that have been granted to us:

3375225
3390226
3405227
3420228
3435229
3450230
3465231
3480232
3495233
7425000
7410000
7395000
7380000
7365000
7350000
7335000
7320000
7305000
7290000
7275000
7260000
7245000
N
Jujuy
Salta
Cauchari Olaroz
PG Co
PASAU
10
0
10
20 km

Figure 1. Location of Lithium Argentina mining operations in Argentina and the exploitation and exploration mining concessions. Location coordinates longitude and latitude, respectively: of (i) Cauchari-Olaroz, (the salars extend in a north-south direction from S 23° 18’ to S 24° 05’, and in an east-west direction from W 66° 34’ to W 66° 51’), (ii) Pastos Grandes (including PGCo and PASAU): (24°34’44” south latitude and 66°42’26”).

Summary of aggregate annual production (lithium carbonate) – Current as of December 31, 2024

Salar	2023	2024	TOTAL

Cauchari-Olaroz	6,000	25,400	31,400

Pastos Grandes	0	0	0

Total annual production	6,000	25,400	31,400

For information regarding our material projects, please see the information below under the headings “Cauchari-Olaroz Operation” and “Pastos Grandes Project.”

Sal de la Puna Project
Location	Salta Province, Argentina
Type and amount of ownership interests

65% of the project owned by Arena Mineral Holdings B.V, a wholly-owned indirect subsidiary of the Company. The Sal de la Puna Project is held through a joint venture interest in Sal de la Puna Holdings S.à.r.l., the 100% owner of the Argentine subsidiary, Puna Argentina S.A.U., the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of Sal de la Puna Holdings S.à.r.l. is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd

Titles, mineral rights, leases or options and acreage	The project covers 13,200 hectares southern and eastern parts of the Pastos Grandes hydrological basin
Key permit conditions	Working in progress to change the environmental impact permit from production to exploration
Mine types and mineralization styles	Lithium brine
Processing plants and other facilities	None, Exploration Phase

Antofalla Project
Location	Catamarca Province, Argentina

Type and amount of ownership interests	100% interest in the project
Titles, mineral rights, leases or options and acreage	The project covers covering approximately 5,800 hectares of the Antofalla salar and basin in the Province of Catamarca, Argentina
Key permit conditions	Valid permit for surface water extraction. The Exploration DIA has been submitted to proceed with drilling, and it is under evaluation by the authorities
Mine types and mineralization styles	Lithium brine
Processing plants and other facilities	None, Exploration Phase

Cauchari-Olaroz Operation

Project Overview

Cauchari-Olarozis owned by Exar, a company incorporated under the laws of Argentina. Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina.

The book value for our investment in the Cauchari-Olaroz Operation is $Nil as of December 31, 2024. As of December 31, 2024, the total outstanding loans advanced by the Company to Cauchari-Olaroz, including accrued interest, was $448 million (including $380.5 million provided to Exar through Exar Capital and $67.5 million provided directly to Exar).

Detailed Property Description

Technical Information

All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Cauchari TRS.

Information contained in the Cauchari TRS, including (but not limited to) mineral extraction, processing and recovery operations, projected costs, and project economics for the Cauchari-Olaroz Operation (including, for greater certainty, revenue, net present value, cash flow and earnings) are presented as of the date of the Cauchari TRS based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “ Item 3.D - Risk Factors”.

Property Description and Location

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The salars extend in a north-south direction from S23°18’ to S24°05’ and in an east-west direction from W66°34’ to W66°51’. The average elevation of the salars is 3,940 metres. The midpoint between the Olaroz and Cauchari Salars is located along National Highway 52, 55 km west of the Town of Susques. The nearest port is Antofagasta (Chile), located 530 km west of the Project by road.

BOLIVIA
CHILE
ARGENTINA
PACIFIC OCEAN
N
ANTOFAGASTA PORT
SOQUIMICH
CHEMETALL
Atacama Salt Lake
Approximate Property Limits
Olaroz Lake
52
Cauchari Lake
Guayatayoc Lake
Salinas Grandes
SAN SALVADOR DE JUJUY
SALTA
Jama Salt Lake
ADY
Rincon Salt Lake
Incahuasi Salt Lake
Pocitos Salt Lake
Pozuelos Salt Lake
Centenario Salt Lake
Arizaro Salt Lake
FMC
Hombre Muerto Salt Lake
Antofalla Salt Lake
CAUCHARI-OLAROZ PROJECT
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
0 25 50 Km
Port
Gas Pipeline ATACAMA
Gas Pipeline NORANDINO
Border
Paved Road
Railroad
Gas Pipeline
Salt Lakes
LAC Property

Ownership

The Company holds its interest in the Cauchari-Olaroz Operation through a 44.8% interest in Exar, with Ganfeng holding a 46.7% interest. Exar acquired mining and exploration permits applications through acquisition of such permits applications, direct request of permits from the applicable provincial mining authority and/ or through brines usufruct agreements in the Province of Jujuy, Argentina, covering a total of 60,712 ha in the Department of Susques, of which 28,717 ha can support the entire project. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Exar to maintain the claims is US$268,346. Under Exar’s usufruct agreement with Borax Argentina S.A., Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for an annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

On March 28, 2016, Exar entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to Exar for certain mining properties that comprised a portion of the Cauchari-Olaroz Operation. Under the terms of the Option Agreement, Exar paid US$100,000 upon signing, and obtained a right to exercise the purchase option at any time within 30 months for the total consideration of US$12M payable in sixty quarterly installments of US$200,000.

On November 12, 2018, Exar exercised the purchase option, acquired the properties by taking on the obligation to pay US$12,000,000 in 60 quarterly payments of US$200,000 and, as a result, the following royalties became payable to Los Boros:

•
US$300,000 was paid on November 27, 2018 because the commercial plant construction started (purchase option established payment within 10 days of the commercial plant construction start date);
•
Quarterly installments of US$200,000; and
•
3% net profit interest for 40 years, to be paid annually in Argentine pesos, within 10 business days after calendar year end.

Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7M and the second 20-year period for an additional US$7M.

On March 28, 2016, Sociedad Química y Minera de Chile S.A. (“SQM”) and Exar executed a shareholders agreement that established the terms by which the parties planned to develop the Cauchari-Olaroz Operation.

On October 31, 2018, the Company closed a transaction with Ganfeng and SQM. Ganfeng agreed to purchase SQM’s interest in the Cauchari-Olaroz Operation. The Company increased its interest in the Cauchari-Olaroz Operation from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest and the parties entered into a shareholder agreement to govern their ownership and business operations of Exar. Ganfeng also provided the Company with a US$100 million unsecured, limited recourse subordinated loan facility as part of funding its 62.5% share of the project expenditures.

On August 19, 2019, the Company and Ganfeng completed a transaction whereby Ganfeng contributed US$160 million in Exar and increased its participating interest in Exar to 50%. At such transaction closing, the Company and GFL International Co., Limited (“GFL”) each owned a 50% equity interest in Exar. The parties made certain consequential amendments to the shareholders’ agreement governing their relationship to refer to the new equity ownership structure in Exar. The Company and GFL authorized Exar to undertake a feasibility study on a development plan to increase the initial production capacity from 25,000 tpa to 40,000 tpa of lithium carbonate, as well as certain permitting and development work in advance of a decision to increase the project production rate.

On August 27, 2020, the Company and Ganfeng closed a transaction whereby Ganfeng increased its participating interest in Exar to 51% by completion of a US$16 million capital contribution to Exar. As part of this transaction, Ganfeng provided $40 million to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension) and contributed $600,000 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40 million of loans owed to Lithium Argentina. At such transaction closing, GFL owned a 51% equity interest in Exar and Lithium Argentina a 49%. The parties made certain consequential amendments to the shareholders’ agreement governing their relationship to refer to the new equity ownership structure in Exar.

On August 26, 2020, GFL, the Company and Exar entered into a Share Acquisition Option Execution Agreement with JEMSE, a Province of Jujuy state company, setting the guidelines of JEMSE acquisition of an 8.5% participating interest in Exar, proportionally diluting GFL and the Company participating interest accordingly. JEMSE acquired the Exar shares for a consideration of US$1 plus an amount equal to 8.5% of the capital contributions in Exar. JEMSE will pay for the amount owed to the shareholders through the assignment of one-third of the dividends to be received by JEMSE from Exar after taxes. In accordance with the agreement, for future equity contributions GFL and the Company are obliged to loan to JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution, which loans also would be repayable from the same one-third dividends assignment, after taxes.

On October 3, 2023, the Company separated into two independent public companies, Lithium Americas (Argentina) Corp. and a new Lithium Americas Corp. The Company retained the Cauchari-Olaroz Operation as well as the Pastos Grandes Project and Sal de la Puna project in Argentina.

Current ownership of the Project is summarized in the following figure:

Ownership Structure

The surface rights of the area subject to exploitation are local aboriginal communities’ land. Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Exar. For those contracts in which development and mining are not specifically addressed, Exar is working with the relevant community to extend the coverage of the contract to those areas. Exar has also agreed to support local communities through a number of infrastructure and education programs.

History

Mining activities on the western side of the Cauchari Salar by Rio Tinto and on the eastern side of the Olaroz Salar by Los Boros date back to the 1990s.

2009 to 2010
▪
Exar acquired mining and exploration permits across broad areas of the Cauchari and Olaroz Salars.
▪
Exploration programs focused on lithium and potassium were completed, which resulted in the preparation of a measured, indicated and inferred mineral resource report for potassium and lithium.

2012	▪ An initial feasibility study was completed.
2016
▪
Exar acquired an option to acquire title to a portion of the mining properties comprising the project from Los Boros pursuant to the Option Agreement.
▪
SQM acquired a 50% interest in Exar and the project.

2017	▪ A feasibility study with an updated Mineral Reserve estimate was prepared by the Company.
2018
▪
The option to acquire title to certain of the properties comprising the project from Los Boros was exercised.
▪
Project construction began.
▪
Ganfeng acquired a 37.5% interest in the project, and the Company acquired an additional 12.5% interest, for an aggregate 62.5% interest held by the Company.

2019
▪
Project construction continued.
▪
The Cauchari-Olaroz Operation Investment closed, resulting in the Company and Ganfeng each holding 50% interests in Exar and the project.
▪
A feasibility study with an updated Mineral Resource estimate was prepared by the Company.

2020
▪
Closing of a transaction by which Ganfeng holds 51% and the Company 49% interest, respectively in Cauchari-Olaroz.
▪
JEMSE entered the JEMSE Option Agreement, replacing a prior letter of intent, in respect of its right to acquire an 8.5% interest in Exar and the Cauchari-Olaroz Operation.
▪
Project construction continued with enhanced safety protocols in effect and a reduced workforce on site, following temporary shut-downs due to COVID-19.
▪
Updates to the water and environmental permits were approved by applicable regulatory authorities.

2021	▪ Project construction continued to advance. ▪ JEMSE exercised its right to acquire an 8.5% equity interest in Exar and Cauchari-Olaroz.
2022
▪
Project construction continued to progress towards production, with all key infrastructure completed, and key areas of the processing plant commencing commissioning.
▪
Focus shifted to prioritizing production volume over completion of a portion of the purification process designed to achieve battery-grade lithium carbonate.

2023	▪ First lithium produced ▪ Approximately 6,000 tonnes of lithium carbonate produce.
2024	▪ Achievement of commercial production. ▪ Approximately 25,400 tonnes of lithium carbonate produced.

Geological Setting, Mineralization and Deposit Types

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of Early Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

The brines from Cauchari are saturated in sodium chloride with total dissolved solids (“TDS”) on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in sodium chloride, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate halite and ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

The following exploration programs were conducted between 2009 and 2024 to evaluate the lithium development potential of the Cauchari-Olaroz Operation area:

▪
Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
▪
Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.
▪
Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.
▪
Time Domain Electromagnetic (“TEM”) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.
▪
Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
▪
Vertical Electrical Sounding (“VES”) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and surrounding freshwater occurrences.

▪
Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.
▪
Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate the capacity of fresh water supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.
▪
Boundary Investigation – A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

Drilling

From September 2009 to August 2010, a total of 4,176 m of Reverse Circulation (“RC”) Borehole drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines have a relatively low magnesium-to-lithium ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond drilling at the Cauchari-Olaroz Operation was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program was conducted from July 2017 to June 2019. The program included a total of 49 boreholes and 9,703 meters of cores recovered. In 2019, 58 additional samples were sent for testing (this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including quality assurance and quality control (“QA/QC”) samples).

Information from the exploration drilling and pump tests was used to select the locations of the production wells that will be used to pump lithium brine to the evaporation ponds. Since 2011 a total of 10 production wells have been drilled on the Property.

The production well field uses three wells drilled in 2011. These wells had a smaller diameter of 8 inches. The wells drilled in 2018 and 2019 were drilled deeper and used a larger diameter based on the expected flow. The production wells were drilled with conventional rotary rigs and a surface casing at the top of the wells to ensure the stability of the well head over time. The design of the deeper wells used larger diameter casing in the upper 200/250 m, continuing with smaller diameter casing below.

Mineral Resource and Reserve Estimates

The Company has not previously disclosed mineral reserve or resource estimates in accordance with S-K 1300. The following is a brief discussion of the material assumptions and criteria underlying the mineral resource and reserve estimates. Please see Section 11 and 12 of the Cauchari TRS for more detail.

A Mineral Resource and Mineral Reserve estimate for the Cauchari-Olaroz Operation is summarized in the tables below.

Mineral Resources

The prior Mineral Resource estimate from 2019 was not prepared in accordance with S-K 1300. The Company has previously filed the NI 43-101 technical reports on the Cauchari-Olaroz Operation providing prior Mineral Resource estimates for lithium and the previous resource estimate was prepared in accordance with CIM standards under NI 43-101. The Mineral Resource estimate included in the Cauchari TRS complies with S-K 1300 and has an effective date of May 7, 2019. Mr. Daniel S. Weber, P.G., RM-SME for Cauchari-Olaroz, and a qualified person under S-K 1300, reviewed and confirmed that the Mineral Resource and Mineral Reserve estimates, along with the material assumptions related to them, as presented in the Cauchari TRS, remained current as of the effective report date of December 31, 2024.

Since the 2019 mineral estimates, the results of deeper drilling and sampling have allowed for partial conversion of the Inferred Resource aquifer volume in the updated HSU model to Measured and Indicated Resource aquifer volume of the deeper HSUs. This conversion of aquifer volume to more confident Mineral Resource estimate categories provided support for simulated wells in the Mineral Reserve estimate numerical model to be completed in the deeper and more permeable lower sand and basal sand HSUs in the southeast part of the model domain. This resulted in the Mineral Resource estimate included in the Cauchari TRS with an effective date of May 7, 2019.

The Mineral Resource estimate below is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The Mineral Resource estimate is computed as the overall product of the Mineral Resource evaluation area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine and specific yield of the Mineral Resource aquifer volume. This framework is based on an expanded and updated hydro stratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource estimate. Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging. The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots. No areas of significant bias were noted. The S-K 1300 regulations were followed for the Mineral Resource Estimate.

Summary of 2019 Mineral Resource Estimate For Lithium Exclusive Of Mineral Reserves – Current as of December 31, 2024
Category	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	Lithium – Lithium Argentina’s 44.8% Portion (tonnes)
Measured	1.07E+10	9.73E+08	587	571,150	255,875
Indicated	4.66E+10	4.20E+09	589	2,475,630	1,109,082
Measured & Indicated	5.73E+10	5.18E+09	589	3,046,780	1,364,957
Inferred	1.33E+10	1.50E+09	592	887,300	397,510

Notes:

(1)
S-K §229.1300 definitions were followed for Mineral Resources and Mineral Reserves.
(2)
The Qualified Person for these Mineral Resources and Mineral Reserves estimates for Cauchari-Olaroz, Mr. Daniel S. Weber, P.G., RM-SME, reviewed and confirmed that there have been changes to data since the effective date of the estimates, however such change are not material and the Mineral Resources and Mineral Reserves and the underlying material assumptions remain current as of December 31. 2024.
(3)
The Mineral Resource estimate is reported in-situ and exclusive of Mineral Reserves, where the lithium mass is representative of what remains in the reservoir after the life of mine (“LOM”). To calculate Mineral Resources exclusive of Mineral Reserves, a direct correlation was assumed between Proven Reserves and Measured Resources, and similarly, between Probable Reserves and Indicated Resources. Proven Mineral Reserves (from the point of reference of brine pumped from the wellfield to the evaporation ponds) were subtracted.
(4)
The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.
(5)
Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade of 300 mg/L.
(6)
Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

(7)
Processing efficiency is assumed to be 53.7%.
(8)
The pricing, based on the estimates and the time frame for the economic viability, is described below in Item 4. – Property, Plants and Equipment - Production Schedule.

Summary of 2019 Mineral Resource Estimate for Lithium Represented as LCE, Exclusive of Mineral Reserves – Current as of December 31, 2024
Classification	LCE (tonnes)	LCE – Lithium Argentina’s 44.8% Portion (tonnes)
Measured Mineral Resources	3,040,109	1,361,969
Indicated Mineral Resources	13,177,246	5,903,406
Measured & Indicated Mineral Resources	16,217,355	7,265,375
Inferred Mineral Resources	4,722,700	2,115,769

Notes:

(1)
S-K §229.1300 definitions were followed for Mineral Resources and Mineral Reserves.
(2)
The Qualified Person for these Mineral Resources and Mineral Reserves estimates for Cauchari-Olaroz, Mr. Daniel S. Weber, P.G., RM-SME, reviewed and confirmed that there have been changes to prices and data since the effective date of the estimates, however such change are not material and the Mineral Resources and Mineral Reserves and the underlying material assumptions remain current as of December 31. 2024.
(3)
The Mineral Resource estimate is reported in-situ and exclusive of Mineral Reserves, where the lithium mass is representative of what remains in the reservoir after the LOM. To calculate Mineral Resources exclusive of Mineral Reserves, a direct correlation was assumed between Proven Reserves and Measured Resources, and similarly, between Probable Reserves and Indicated Resources. Proven Mineral Reserves (from the point of reference of brine pumped from the wellfield to the evaporation ponds) were subtracted. The average grade for Measured and Indicated Resources exclusive of Mineral Reserves was back-calculated based on the remaining brine volume and lithium mass.
(4)
Lithium carbonate equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium reported in Table 11.5.
(5)
The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves. Inferred Resources have great uncertainty as to their existence and whether they can be mined legally or economically.
(6)
Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above a lithium concentration cut-off grade of 300 mg/L.
(7)
Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(8)
Processing efficiency is assumed to be 53.7%
(9)
The pricing, based on the estimates and the time frame for the economic viability, is described below in Item 4. – Property, Plants and Equipment - Production Schedule.

The following material assumptions and parameters were used for the mineral resource estimates. Also, this information is available in Cauchari TRS Section 11:

Table 11.2 Summary of Hydrostratigraphic Units and Assigned Specific Yield Estimates for the 2019 Mineral Resource Estimate (LAC, 2019)
Primary Unit	Minor Units	Specific Yield Estimate for Primary Unit (percent)
Alluvial Fan Sand and Gravel	Silt and Clay Lenses	24.9
Clay and Silt	Sand and Halite Lenses	5.6
Sand[a]	Clay/Silt, and Halite Lenses	24.9 / 16.0 / 12.1
Sand and Clay/Silt	Minor Halite Lenses	16.0
Halite	Clay/Silt and Sand Lenses	5.9
Basal Sand	Silt and Weathered Bedrock	13.7

(a) Sand unit modeled similarly to the LAC 2012 model where Sy generally decreases with depth: hydrostratigraphic model layers 4, 8, 11, and 16 were assigned values of specific yield of 24.9 percent; layer 13 was assigned 16.0 percent; layers 6, 19, and 21 were assigned 12.1 percent.

Figure 11.17 Box Plots of Lithium Concentrations – SdC, Archibarca, and SdO Areas

Mineral Reserve

The prior Mineral Reserve estimate for lithium, which was not prepared in accordance with S-K 1300, incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of May 7, 2019. The Company has previously filed the NI 43-101 technical reports on the Cauchari-Olaroz Operation providing prior Mineral Resource estimates for lithium and the previous resource estimate was prepared in accordance with CIM standards under NI 43-101. To obtain the updated Mineral Reserve estimate, the previous hydro stratigraphic and numerical models and the expanded database were analyzed and updated by LRE Water. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa of lithium carbonate for a 40-year operational period. After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa lithium carbonate process target, the model was then used to predict a maximum production rate for assessment of total Mineral Reserve estimate for a 40-year production and process period of lithium carbonate.

The Proven and Probable Mineral Reserve estimate is summarized without factoring estimated process efficiency (pre-processing). The Measured and Indicated Mineral Resources correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the Mineral Reserve estimation is not “in addition” to the Mineral Resource estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan. A cut-off value was not employed in the Mineral Reserve estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)	LCE – Lithium Argentina’s 44.8% Portion (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450	230,474
Probable	6 to 40	967,767,934	606	586,270	3,120,590	1,398,024
Total	40	1,124,643,135	607	682,920	3,635,040	1,628,498

Notes:

(1)
The Mineral Reserve Estimate has an effective date of May 7, 2019. The Qualified Person for these Mineral Resources and Mineral Reserves estimates for Cauchari-Olaroz, Mr. Daniel S. Weber, P.G., RM-SME, reviewed and confirmed that the Mineral Reserves estimates, along with the material assumptions related to them, as presented in the Cauchari TRS, remained accurate as of the effective report date of December 31, 2024.
(2)
LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
(3)
The conversion to LCE is direct and does not account for estimated processing efficiency.
(4)
The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
(5)
The production period is inclusive of the start of the model simulation (Year 0).
(6)
The average lithium concentration is weighted by per well simulated extraction rates.
(7)
Tonnage is rounded to the nearest 10.
(8)
Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.
(9)
Processing efficiency is assumed to be 53.7%.
(10)
The pricing, based on the estimates and the time frame for the economic viability, is described below in Item 4. – Property, Plants and Equipment - Production Schedule.

The QPs believe the Mineral Reserve estimate has been conservatively modeled and represents a Proven Mineral Reserve for year one through five of full-scale extraction wellfield pumping and Probable Reserve for years six through 40 of extraction wellfield pumping. The division between Proven and Probable Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet long enough to enable significant production; and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable to Proven Mineral Reserves.

During 2023 and 2024, the first years of operation, 39 wells were operative to support LCE production. During 2023, 496 l/s of brine were delivered to the wellfield and in 2024 an average of 706 l/s of brine were pumped.

Considering a conservative processing efficiency of 53.7%, the predicted results for the 40-year production period are as follows.

•
Average production rate of 47,700 tpa LCE for the 40-year pumping period.
•
Average production rate of 48,700 tpa LCE following the completion of the 40-year pumping period.
•
Average lithium concentration of 609 mg/L for the 40-year pumping period, considering an average lithium grade assumption is 638 mg/l during the first years of operation.
•
Minimum lithium concentration of 598 mg/L near the end of the pumping period in year 40.

Overview of Mining and Production Operations

In 2019, Exar developed a process for converting brine to high- purity lithium carbonate. The proposed process follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds, and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate. While the 2012 process model employed proprietary, state-of-the-art physiochemical estimation methods and process simulation techniques for electrolyte phase equilibrium, the 2019 model uses a process model that has been further refined using the results of lab scale and pilot scale testing from Exar, Ganfeng, and equipment suppliers, the results of which were implemented in the detail engineering of the facilities. The basis of the process methods has been tested and supported by laboratory test work, pilot testing facilities, and equipment vendor testing and design to support equipment guarantees.

The process route simulated for the production of lithium carbonate from Cauchari brines resembles the flowsheet presented in shown in the “Overall Process Block Diagram” below.

Primary process inputs include evaporated brine, water, lime, soda ash, HCl, NaOH, and natural gas. The evaporation ponds produce salt tailings composed of Na, Mg, Ca, K, and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce lithium carbonate that is dried, micronized, and packaged for shipping.

Overall Process Block Diagram

Operating criteria for the lithium carbonate plant is presented in the table below.

Lithium Carbonate Plant Operating Criteria
Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Mineral Extraction

It is contemplated that brine will be extracted from 56 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Reserve evaluation area of the Cauchari-Olaroz Operation to optimize well performance and capture of brine enriched in lithium. Production was initiated in year one of the pumping schedule representing 23 Stage 1 wells. In years two through 40, 33 wells are added to the pumping schedule for the duration of the life of mine plan. During the “Stage 2” pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

The pond system consists of 28 evaporation ponds segregated into the following types: (i) 16 pre-concentration ponds; (ii) six ponds used as halite ponds; (iii) two ponds used as sylvinite ponds; (iv) two ponds used for control; and (v) two ponds used for lithium ponds.

An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as a criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds will be located. Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 hectares when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of lithium.

Processing and Recovery Operations

Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TRS. Primary process inputs include evaporated brine, water, lime, soda ash, hydrochloride, sodium hydroxide, steam, and natural gas. The evaporation ponds produce salt tailings composed of sodium, magnesium, potassium and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The Company estimates that the required brine production rate should be achieved with 46 brine wells. An additional seven wells are planned for backup purposes. It is estimated that an additional one well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

At start-up, 40 production wells were delivered for brine production, with an estimated average nominal capacity of 16.3 L/s, that will provide up to 652 L/s of brine to the ponds. Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells. This flow rate assumes a yield of 53.7% on the whole lithium carbonate process

The wells will be screened across the most productive lithium and sealed against freshwater aquifers.

Site Infrastructure and Support Systems

Construction of the project commenced in 2018. Natural gas is obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is be capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity is provided by a 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Cauchari-Olaroz Operation. The interconnection involves a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Cauchari-Olaroz Operation site consists of A stepdown 33/13.2 kV substation at the Project site, consist of two voltage transformers (33/13,2 kV, 15-20 MVA), one (1) 33 kV electrical room and one (1) 13.2 kV electrical room with suitable switchgears and auxiliary equipment for the 13.2 kV local distribution system.

The 13.2 kV local electrical distribution system provides power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Cauchari-Olaroz Operation is approximately 123,461 MWh/y or 16.4 MW/h, which includes a design safety factor of 1.2. The power line has sufficient capacity for this load plus the existing users A stand-by dual diesel/gas generating station, located close to the main substation, can power selected equipment during grid outages.

Water for industrial use is supplied by groundwater wells adjacent to the salar and a water pipeline from the north. The infrastructure for water handling includes wells, low-voltage transmission lines to power the wells, pipelines, storage tanks and reverse osmosis plants. Water is required by the process and both camps.

The construction and permanent camps are located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for 634 people, and includes office buildings, bedrooms, dining facilities, medical room, and recreation areas, consisting of a gym, an indoor sports center, a recreation room and an outdoor soccer field. The permanent camp covers a footprint of 8,500 m2 of buildings and 35,700 m2 of external facilities. In the construction camp there are eight housing modules with a total capacity of 392 people, of which only three modules are currently in use. In addition, this camp includes the pilot plant facilities, water treatment plants, and contractor workshops.

Additional buildings in permanent camp include: lithium carbonate plant; spare parts and consumables warehouse building; soda ash storage building; final product – lithium carbonate – storage building; chemical laboratory; maintenance shop; and water treatment plants.

The figure below shows the location of the main facilities that are part of the Cauchari-Olaroz Operation, including:

•
Well field;
•
Evaporation ponds;
•
Lithium carbonate plant;
•
Salt and process residues disposal; and
•
Camp.

3420000
3430000
3440000
7400000
7390000
7380000
PDA2
Evaporation Ponds
Lithium Carbonate Plant
Camp
PDA1
Mother Liquor Tailings
Ponds and Solid Waste Dump
N
S
W
Well Field
Provincial_Road_N_70
National_Road_N_52
Acces to the wells
Pipes transporting Brine
MiNERA
EXAR
Site Main Facilities
0 1 2 3 4
Coordinate System: POSGAR 1998 Argentina Zone 3

Well Production Equipment Selection. Screened wells target the largest lithium brine aquifers. Submersible electric pumps are used for brine pumping. These pumps send the brine to evaporation ponds through a network of pipelines and mixing pools.

Evaporation Ponds. An average water evaporation rate of 6.26 mm per day was used as criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds are located.

Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 ha when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with multi-layer liner consisting of a polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work.

Brine is transferred between the successive evaporation ponds using self-priming pumps.

Salt Harvest Equipment. In order to recover pond volume taken up by precipitated salt and recover lithium values entrapped with the brine; salt is harvested. Harvesting began after the third year of steady pond operation.

The harvesting operation consists of draining the free brine from the pond, scraping the salt to a minimum depth, and making drainage trenches before removing salt.

Exar is allocating land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 hectares over a 40-year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Cauchari-Olaroz has established an evaporation pond for its industrial liquid waste, and a 50 hectare area is allocated for this purpose.

Mining and Environmental Permits

Exar has developed a plan that promotes social and economic development within a sustainable framework. Exar began work on the Communities Relations Program with the Department of Susques in the Province of Jujuy in 2009. This plan was created to integrate local communities into the Cauchari-Olaroz Operation by implementing programs aimed at generating positive impacts on these communities.

Permitting processes for the Cauchari-Olaroz Operation are governed by Argentina’s national and provincial laws, with oversight from the Jujuy provincial government. Recent updates under Decree No. 7,751- DEyP-2023 have modernized permitting standards, including enhanced consultation protocols and mandatory financial assurances for closure. The Cauchari-Olaroz Operation’s permits for exploration and exploitation activities are in full compliance, with biannual updates submitted as required.

SUMMARY OF KEY PERMITTING MILESTONES
Permit Type	Date Approved	Key Updates
Exploration	August 2009 (initial)	Regular biannual updates reflecting new activities.
Exploitation	November 2012 (initial)	Expand production capacity and operational adjustments.
Water Use	December 2020 (160 L/s)	Permanent concession granted; additional permits pending.

An additional water concession permit for a further 160 L/s from the south of the basin, for the exploitation phase for a 40 year terms, has been submitted and is currently under evaluation.

The Cauchari-Olaroz Operation has also obtained approvals for the provision of electricity to the Exar plant and for internal consumption by Resolution No. 406/2019 SCA, for natural gas by Resolution No. 350/2019 SCA and addendum approved by Resolution No. 215/2020 SCA, for water treatment plant at the construction camp by Resolution No. 327/2018 SCA, for water treatment plant at the operations camp by Resolution No. 226/2020 SCA and for aqueduct with environmental feasibility by Resolution No. 310/2020 SCA.

Operating Costs

The Cauchari TRS presents a cost estimate (±15% expected accuracy) for the Cauchari-Olaroz Operation of US$6,543 per tonne of lithium carbonate, based on 40,000 tpa lithium carbonate production. This estimate is based upon vendor purchase orders for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements are based on Exar’s actual manpower used during the ramp up period.

Labour costs have been estimated using the results of a salary survey, carried out on behalf of Exar in Argentina, on mining companies with similar conditions and actual salaries paid by Exar. Consumables costs were estimated on the basis of existing supplier contracts and forecasted changes in future prices.

The exchange rate between the Argentine peso and the U.S. dollar has been assumed as AR$970/US$1. No provision for currency escalation has been included.

Operating Costs Summary

Description	Total (US$ 000s/Year)	Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)

Direct Costs
Reagents	100,981	2,525	38.60%
Maintenance	24,701	618	9.4%
Electric Power	9,283	232	3.5%
Pond Harvesting & Tailing Management	24,348	609	9.3%
Water Treatment System	0	0	0
Natural Gas	4,455	111	1.70%
Manpower	32,059	801	12.20%
Catering, Security & Third-Party Services	32,083	802	12.30%
Consumables	6,443	161	2.50%
Diesel	3,249	81	1.20%
Bus-In / Bus-Out Transportation	0	0	0
Product Transportation	9,200	230	3.5%
Direct Costs Subtotal	246,803	6,170	94.30%
Indirect Costs
G&A	14,912	373	5.7%
Indirect Costs Subtotal	14,912	373	5.7%
Total Operating Costs	261,714	6,543	100.0%

Capital Costs

Capital costs for Cauchari-Olaroz (“CAPEX”) are based on the total engineering and construction work, having a design capacity of 40,000 tonnes per year of lithium carbonate. The CAPEX is expressed in current US dollars on a 100% project equity basis. The Company contributed 49% of these costs, matching its shareholding in Exar and excluding JEMSE’s 8.5% interest.

Capital costs include direct and indirect costs for:

▪
Brine production wells.
▪
Evaporation and concentration ponds.
▪
Lithium carbonate plant.
▪
General site areas, such as electric, gas, and water distribution.
▪
Stand-by power plant, roads, offices, laboratory and camp, and other items.
▪
Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪
Salaries, construction equipment mobilization, and other expenses.

The capital investment for the 40,000 tpa lithium carbonate project, including equipment, materials, indirect costs and contingencies after completion of the construction period is consolidated to US$979 million. This total excludes interest expense capitalized during the same period. Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate project.

These capital expenditures are summarized in the table below:

Capital Costs Summary

Item	US$ M
Direct Cost
Salar Development	51.0
Evaporation Ponds	175.5
Lithium Carbonate Plant and Aux.	361.7
Reagents	26.2
On-Site Infrastructure	108.7
Off-Site Services	13.6
Total Direct Cost	736.7
Indirect Cost
Total Indirect Cost	224.5
Total Direct and Indirect Cost	961.2
Others	17.8
Total Capital	979
Expended to date	979
Estimate to complete	-

Sustaining capital expenditures are estimated to total US$990.5 million over the 40-year evaluation period of the Cauchari-Olaroz Operation.

Capital costs include direct and indirect costs for:

▪
Brine production wells;
▪
Evaporation and concentration ponds;
▪
Lithium carbonate plant;
▪
General site areas, such as electric, gas and water distribution;
▪
Stand-by power plant, roads, offices, laboratory and camp and other items;
▪
Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪
Contingencies, salaries, construction equipment mobilization and other expenses.

The following items were not included in the estimate:

▪
Legal costs;
▪
Costs to implement the COVID Protocol and special incentives and allowances;
▪
Mineral license costs;
▪
Escalation; and
▪
Start-up costs beyond those specifically included.

Project Economics

An economic analysis was outlined in the Cauchari TRS considering that construction for the project commenced in 2018 and significant funds were spent since then. All capital expenditures prior to December 31, 2024 are considered sunk and are not included in the capital expenses in the economic model. Only capital expenditures from December 31, 2024, onwards are included. Investment decisions are made on a forward-looking basis. The purpose of the economic model is to assess whether future capital expenses and operations, with updated product price, production costs, and other assumptions, will bring a positive economic result. Positive economic results include future cash flows, generated from sales of the finished product, less related cost of sales and other expenses, excluding capital expenditures prior to December 31, 2024. The economic assessment ignores sunk costs in the determination of cash flows and economic indicators. However, these costs are considered as opening balances for the purpose of determining tax assets and liabilities. With the exclusion of the historic capital spent from the discounted cashflow, the presentation of an IRR value is not considered to be applicable.

Information contained in the Cauchari TRS, including (but not limited to) the project economics for the Cauchari-Olaroz Operation presented below (including, for greater certainty, revenue, net present value, cash flow and earnings) are presented as of the effective date of the Cauchari TRS based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “Item 3.D. - Risk Factors”.

The following criteria have been used to develop the economic model:

▪
Engineering and construction period is estimated at four years, while the life of mine is estimated to be 40 years;
▪
Pricing was obtained from a market study (see Section 16 of the Cauchari TRS). Deductions to the price related to the removal of trace levels of impurities to achieve battery quality lithium carbonate are described as tolling costs in the economic model and deducted from revenue;
▪
Production based on design capacity of 40,000 tpa of lithium carbonate;
▪
Valuation date of December 31, 2024;
▪
For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity;
▪
Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc. These options were not included in the Cauchari TRS;
▪
The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue;
▪
All values are expressed in current US dollars; the exchange rate between the Argentine peso and the US dollar as at October 31, 2024 was AR$970/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and the impact of the exchange rate fluctuation on CAPEX and OPEX has been incorporated; no provision for currency escalation has been included; and
▪
The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the NPV of the Cauchari-Olaroz Operation. These discount rates represent possible costs of equity capital.

In addition to capital and operating cost expenses as set forth in the Cauchari TRS, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy provincial and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses, amortization and remediation allowances.

Production Schedule

The Cauchari TRS production model outlines lithium carbonate production totaling 1,452,000 tonnes over period from 2025 to 2060. Overall efficiency of brine processing to produce lithium carbonate is reported to be 53.7%. To account for processing efficiency, the net amount of lithium carbonate produced was computed by multiplying the LCE extracted from the well field by 53.7%. The resulting values from each production well were then summed for each production year to determine the predicted annual lithium carbonate production. During the entire 40-year simulated production period the cumulative lithium carbonate, after accounting for processing efficiency, is projected to average 38,667 tonnes from the years 2025-2023 and 40,000 tonnes for years 2031-2060.

In the Cauchari TRS production model, it is assumed that in for years 2025-2030 average annual revenue will be US$709,000,000 and for years 2031-2060 average annual revenue will be US$780,000,000. The production model assumes a lithium carbonate price of US$20,757/tonne. The commodity price of $20,000/tn for lithium carbonate (2025) was used to assess the economic viability for the mineral estimates but was not used for cut-off purposes.

NPV

Set forth below is a table that illustrates the sensitivity of the project economics based on three lithium carbonate pricing scenarios and discount rates. The below is presented on a 100% project equity basis and measured from the end of the capital investment period. The Company owns 44.8% of the Cauchari-Olaroz Operation as of the date of this annual report.

TABLE 19.6
PROJECT EVALUATION ECONOMIC SUMMARY
Price Case	Unit	High	Medium	Low
Average Lithium Price Li2CO3	US$/tonne	$21,645	$20,757	$19,641
Key Statistics
Project capacity	tonnes	40,000	40,000	40,000
Sustaining CAPEX	US$ M	$990	$990	$990
OPEX	US$/tonne	$6,543	$6,543	$6,543
Max negative cash flows	US$ M	$-13	$2	$-87
Average Lithium price Li2CO3	US$/tonne	$21,645	$20,757	$19,641

Average yearly values
Revenue	US$ M	$793	$758	$714
OPEX	US$ M	$-258	$-258	$-258
Other Expenses	US$ M	$-38	$-38	$-35
EBITDA[1]	US$ M	$497	$463	$421

Before taxes
NPV (6%)	US$ M	$7,430	$6,538	$5,311
NPV (8%)	US$ M	$6,044	$5,230	$4,101
NPV (10%)	US$ M	$5,049	$4,305	$3,263

After taxes
NPV (6%)	US$ M	$5,035	$4,466	$3,630
NPV (8%)	US$ M	$4,122	$3,603	$2,830
NPV (10%)	US$ M	$3,466	$2,992	$2,274

1 EBITDA is non-GAAP financial measures and has no standardized meaning under IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS Accounting Standards”) and may not be comparable to similar measures used by other issuers. The Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS. Because the Company has provided these measures on a forward-looking basis, it is unable to present a quantitative reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various reconciling items that would impact the most directly comparable forward-looking IFRS measure that have not yet occurred, are outside of the Company’s control and/or cannot be reasonably predicted.

Discounted Cash Flow

The figure below summarizes cash flows on a yearly basis for the period for the medium price scenario.

Mineral Reserve and Resource Estimate Comparison Between December 31, 2023 and 2024

For the year ended December 31, 2023, the Company was not subject to S-K 1300, and reported its mineral reserve and resources in accordance with NI 43-101. For ease of comparison, the estimates for the project are shown on a 100% basis. The Company’s attributable interest is 44.8% of the tonnage stated in the tables.

Mineral Resources

The table below sets forth the comparison of the Mineral Resources as set forth in the Company’s annual report on Form 40-F for the year ended December 31, 2023, and as set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2024. The decreases in the mineral resources are primarily due to the fact that under S-K 1300, mineral resources are estimated exclusive of mineral reserves.

	December 31, 2024(1)		December 31, 2023(2)		Percent Difference

Category	Lithium Tonnes	LCE Tonnes	Lithium Tonnes	LCE Tonnes	Lithium	LCE
Measured	571,150	3,040,109	667,800	3,554,700	(14)%	(14)%
Indicated	2,475,630	13,177,246	3,061,900	16,298,000	(19)%	(19)%
Measured + Indicated	3,046,780	16,217,355	3,729,700	19,852,700	(18)%	(18)%
Inferred	887,300	4,722,700	887,300	4,722,700	-%	-%

Mineral Reserves

There has been no change in the proven and probable mineral reserves as set forth in the Company’s annual report on Form 40-F for the year ended as of December 31, 2023, and as set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

Pastos Grandes Project

Project Overview

The Pastos Grandes Project was acquired by the Company in connection with the acquisition of 100% of the issued and outstanding shares of Millennial Lithium on January 25, 2022. The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes basin in the Salta Province, Argentina.

The site of the Pastos Grandes Project is near Highway 129 which connects 40 km north with Highway 51. Highway 51 traverses from Salta to the international border with Chile at the Sico Pass and connects further west to the major mining center of Calama, as well as the ports of Antofagasta and Mejillones in northern Chile. Both ports are major transportation hubs for the importation of mining equipment and the exportation of mineral commodities.

The total book value of the Pastos Grandes Project is $351 million as of December 31, 2024.

The Company retained Atacama Water to prepare “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023, with the objective of updating the resource estimate for lithium contained in brine for the Company’s properties in the Pastos Grandes basin excluding the Sal de la Puna properties based on the consolidation and integration of available information. The resource estimation for the Pastos Grandes Project was developed using SgeMS and the geological model as a reliable representation of the local lithology. The principal author was closely involved with the block model development; all results have been reviewed and checked at various stages and are believed to be valid and appropriate for these resource estimates. CIM definitions were followed for Mineral Resources, and the works were certified by the “qualified person” Frederik Reidel, CPG. The effective date of the Mineral Resources estimate is April 30, 2023.

Recent Developments

In August 2024, the Company completed the transaction with a subsidiary of Ganfeng whereby Ganfeng Lithium acquired $70 million in newly issued shares of PGCo, the Company’s indirect wholly-owned Argentinian subsidiary holding the Pastos Grandes Project, which represents an approximate 14.89% interest in PGCo and the project. Proceeds of the subscription were allocated to the advancement of the Company’s lithium projects in Argentina. In connection with the subscription, the Company and Ganfeng executed a shareholders agreement that, among other terms, provides for limited term rights and obligations as between the parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in the Pastos Grandes Project; (ii) during the course of 2025, enhanced consent rights in favour of Ganfeng in respect of operational matters, as well as a right of first refusal in favour of Ganfeng over a sale of an interest in PGCo at the same valuation as that applicable to the Pastos Grandes Transaction (with the Company having a right of first refusal over a sale by Ganfeng of its interest); (iii) from closing through to December 31, 2025, a right in favour of Ganfeng to acquire an aggregate 50% interest in the Pastos Grandes Project upon a change of control of the Company by subscribing for share capital of PGCo in consideration for an incremental cash subscription price of US$330 million; and (v) from January 1, 2025 to September 30, 2025, an enhanced ‘tag-along’ right of Ganfeng to include its interest along with a sale by the Company of its interest in PGCo , and to realize a portion of the consideration that would otherwise be payable to the Company upon such sale in addition to the equivalent proportionate consideration payable for the interest of Ganfeng (after such period the “tag along right” will survive but will only include the proportionate consideration).

Ganfeng and Lithium Argentina had have begun advancing thepreparation of a regional development plan for the Pastos Grandes basin, which includes the Company’s Pastos Grandes Project and the Sal de la Puna project, and Ganfeng’s adjacent Pozuelos project. The development plan will include significant technical collaboration to explore the best technologies, including direct lithium extraction (“DLE”) technology to complement the existing conventional solar evaporation process. The Company and Ganfeng have conducted significant early works studies at the Pastos Grandes Project and Ganfeng’s adjacent Pozuelos project, respectively. As a result, there is a rich data set that can be used to produce a comprehensive development plan. The Company also continues to investigate measures by which it can leverage the Company’s experience and learnings from development of the Cauchari-Olaroz Operation.

The offtake rights for the Pastos Grandes Project remain uncommitted, which will allow the Company to explore opportunities to bring in new customers and financing to accelerate and support development of the global lithium chemical supply chain.

Detailed Property Description

Technical Information

More detailed scientific and technical information on the Pastos Grandes Project can be found in “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023, that was filed with the securities regulatory authorities in each of the provinces and territories of Canada, and was prepared by Frederik Reidel, CPG, of Atacama Water, who is a “qualified person” for the purposes of NI 43-101 and S-K 1300 by virtue of his experience, education, and professional association and who is independent of the Company. Reference should be made to the full text of the “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023, which is available for viewing under the Company’s profile on SEDAR+ at www.sedarplus. com. All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023.

Property Description and Location

The Company acquired the Pastos Grandes Project from Millennial Lithium in January 2022. The Company subsequently acquired additional mining concessions (LAC Norte and Sur) during 2022.

The Pastos Grandes Project is situated within the Department of Los Andes, approximately 10 km south of the village of Santa Rosa de Los Pastos Grandes, and 130 km west of the city of Salta, the capital of the Salta Province in Argentina. The center point of the Pastos Grandes Project is situated at approximately 3,428,966 mE, 7,283,194 mN (POSGAR 04 / Argentina zone 3). The Pastos Grandes Project encompasses a surface area of more than 24,000 hectares in the hydrographic basin of Salar de Pastos Grandes at an elevation of roughly 3,785 masl.

The Pastos Grandes Project site is situated near Highway 129 which connects 40 km north with Highway 51. Highway 51 traverses from Salta to the international border with Chile at the Sico Pass and connects further west to the major mining center of Calama, as well as the ports of Antofagasta and Mejillones in northern Chile. Both ports are major transportation hubs for the importation of mining equipment and the exportation of mineral commodities. The Pastos Grandes Project is in the vicinity of the existing railroad between Salta and Antofagasta that is administrated by two different companies: The Chilean Ferrocarril Antofagasta – Bolivia (Luksic Group) and the Argentinean state owned Ferrocarril Belgrano. It consists of a narrow-gauge railway connecting Antofagasta (Chile) on the Pacific coast to the northern part of Argentina with connections to Buenos Aires on the Atlantic coast. The connection between Pocitos – Antofagasta has been reinstated in cooperation between the regional governments and is currently active shipping product for a lithium operation in Salar del Hombre Muerto. A natural gas line (Gas de la Puna) with a distribution terminal is in the village of Pocitos. Here gas is redistributed to lithium operations in the Puna currently being developed. It is planned that the Pastos Grandes Project will connect to this terminal with a dedicated pipeline for the supply of natural gas during operations. It is expected that all industrial water supply requirements for the Pastos Grandes Project can be developed from groundwater resources hosted in the alluvial fans surrounding Salar de Pastos Grandes. The Pastos Grandes Project controls sufficient surface rights to execute the contemplated mining and processing activities.

3390000
3420000
3450000
3480000
3510000
3540000
3570000
7320000
7290000
7260000
7230000
7200000
7170000
N
San Antonio de Los Cobres
Santa Rosa de Los Pastos Grandes
Pocitos
Pastos Grandes
Centenario
Tolar Chico
Tolillar
Ratones
Diablillos
Hombre Muerto
40
38
51
129
27
17
43
10 0 10 20 30 Km
Perú
Bolivia
Paraguay
Chile
Salta
Argentina
Uruguay
Buenos Aires

LEGEND

- Pastos Grandes Project location
- Villages
- Main towns
- Salares of Northwestern Argentina

POSGAR 94 / Argentina 3

March 2023

Pastos Grandes
Project Location

Client: Lithium Americas	Project: Pastos Grandes
Prepared by: Michel Kleeberg	Reviewed by: Frits Reidel

ATACAMA WATER CONSULTANTS

Mineral Tenure

Argentine Tenure Regime

The Argentine mining regulations recognize two types of tenements. Cateos, also known as Exploration Permits, grant permission to explore the tenement for a period that is proportional to its size. The other type of tenement is known as “Mines” or “Claims”. This kind of permit grants authorization to exploit the tenement, subject to regulatory environmental approval. These licenses have no time limit, provided that the property holder fulfils their obligations under the Mining Code. These obligations include:

•
Paying the annual rent (canon);

•
Completing a survey of the property boundaries;
•
Submitting a mining investment plan; and
•
Meeting the minimum investment commitment.

The mining concessions comprising the Pastos Grandes Project is registered as “Mines” under the file numbers listed in the table below in the Department of Los Andes (Salta Province). The properties the Company recently acquired through the acquisition of Arena Minerals are not included in this list.

Through its 85.1% percent ownership of PGCo (which ownership interest is subject to the Pastos Grandes Transaction; see “Item 4. – Property, Plants and Equipment - Recent Developments”), the Company controls the Pastos Grandes Project. There are no known obstacles to PGCo maintaining ownership on these titles, with the caveat (i) on those areas that were claimed by multiple parties that a lottery may be held, and that area be awarded to a third party (Title 37). All patent (canon) payments are up to date on all those claims where the patent is due. All claims are free from any evidence of mortgages, encumbrances, prohibitions, interdictions, or litigation.

Mining Tenements of the Pastos Grandes Project

PROYECTO PASTOS GRANDES S.A.
Salta	Loc	Name	File Nº	Granted Area	Under Application	Royalties
1	PG	El Milagro	17588	99		1,5% Gross
2	PG	Neptali II	18403	165		1,5% Gross
3	PG	Norte Argentino	18550	356		1,5% Gross
4	PG	Jorge Eduardo	18693	599		1,5% Gross
5	PG	Aguamarga 15	19097	1,298.00		-
6	PG	TabaPG	20016	317		-
7	PG	Papadopulos LXXIV	20247	3,038.00		-
8	PG	REMSA Investigation Area	22765			-
9	PG	Ignacio	17606	500.05		-
10	PG	Ignacio IV	17630	1,026.84		-
11	PG	Daniel Ramon	18571	1,833.48		-
12	PG	Aguamarga 10	19092	3,087.28		-
13	PG	Nueva Sijesyta 01	23736	109.4423		-
14	PG	Papadopulos XXXII	19667	300		-
15	PG	Easement - Ponds (L_U)	23763		935.56	-
16	PG	Easement - Ponds (A)	23764		486.07	-
	PG	Easement - Ponds (B)	23764		264.36	-
	PG	Easement - Ponds (C)	23764		459.16	-
	PG	Easement - Camp (D)	23764		91.38	-
17	PG	Easement - Ponds (Tar)	23765		83.58	-
	PG	Easement - Water (A)	23767		7.85	-
	PG	Easement - Water (B)	23767		57.11	-
18	PG	Easement - Water (A)	23767		64.27	-
	PG	Easement - Water (B)	23767		60.67	-
	PG	Easement - Water (A)	23767		23.63	-
19	PG	Easement - Road(A)	23768			-
	PG	Easement - Road(B)	23768			-
20	POC	Easement - Storage (Pocitos)	24186		10.00	-
21	PG	Easement - Gas Pipeline	24423			-
22	PG	Easement - Road	20277			-
23	PG	Easement - Brine Duct 01	723917			-
24	PG	Easement - Brine Duct /Pil. Plant 02	723921			-
25	PG	Easement - Ponds 03	723923		422.53	-
26	PG	Easement - Brine Duct /Camp 04	723927		24.11	-
27	PG	PGCo 01	24231		968.66	-
28	PG	PGCo 02	24255		3,317.50	-
29	POZ	PGCo 03	24256		394.80	-
30	PG	Quarry - Agregates - Corral Colorado	24333		50.00	-
31	PG	PGCo 04	734830		94.00	-
32	PG	Easement - Brine Duct	740242			-
33	PG	Easement - Brine Duct	740243			-
34	PG	Easement - Ponds (Cas)	741366		100.00	-
35	PG	PGCo 05 (Ulx)	741363		245.80	-
36	POZ	Amancay VIII	748926		1,447.56
37	PG	Centenario 208	20259		1,411.25	-

Note:

(1)
Tenement coordinates are given in the Argentine coordinate system which uses the Gauss Krueger Transverse Mercator projection and the Argentine Posgar 94 datum.

The following considerations regarding the status of the mining titles follow the sequence in the table above.

1.
Titles 01 to 04: the files are fully owned by PGCo and in good standing. PGCo owns 100% interest in these core properties in Salta Province, Argentina. The Pastos Grandes Project mineral rights, acquired from Mr. Moreno and Mrs. Salas, are subject to a royalty due to the vendors equal to 1.5% of the gross annual sales of lithium from the project, which PGCo had the option to purchase for US$3,000,000 until October 6, 2019, but did not exercise.
2.
Titles 05 to 07: the files are fully owned by PGCo and in good standing. PGCo acquired these additional, contiguous mining licences of 4,653 hectares from the Rojas family-controlled company, Argentina Mining S.A.
3.
Title 08: this is the file started by REMSA (defined below) in which the tender process for the REMSA area was conducted. This file reflects all the events of the tender which concluded in the signing of an agreement with REMSA aiming at the acquisition and exploration of the area comprised in this file. In August 2017, PGCo successfully participated in the tender process and was awarded the opportunity to acquire 2,492 hectares of claims (the “Additional Property”) from the Salta Provincial Energy and Mining Company (“REMSA”). In December 2017, PGCo entered into a definitive agreement (“Final Agreement”) with REMSA. On May 29, 2020, PGCo and REMSA signed the closing deed, in which REMSA confirmed that PGCo had strictly complied with each and every one of the obligations derived from the contract and the 1st and 2nd addendum agreements, not having any claim against PGCo, and that, consequently, once the remaining payments were made, the contractual relationship that united them would be extinguished, thus extinguishing all the obligations of PGCo towards REMSA. Final payment was executed on June 1, 2020, issuing REMSA a receipt for it on June 2, 2020. The Additional Property is strategically located contiguous to PGCo’s current claims.

As per the Final Agreement, PGCo’s commitment to REMSA for the Additional Property included the following:

(i)
a stage 1 spending commitment of US$15.54 million to maintain its interests and rights in the Additional Properties within twelve months of obtaining the Environmental Impact Report (obtained April 2018). This spending commitment was exceeded within the time frame stipulated in the Final Agreement;
(ii)
a guarantee for the US$1.55 million required bond (obtained); and
(iii)
US$3,000 per hectare for a total purchase price of US$7,476,150 to be paid as:
a.
an initial payment of US$1,869,038 to REMSA (C$2,362,153 paid); and
b.
payments of US$1,869,038 to REMSA on each of the first (C$2,522,864 paid), second, and third anniversary of the signing date of the Final Agreement. On December 18, 2019, REMSA agreed to suspend the terms of the agreement until five mining licences were registered to PGCo. The five licences were registered with PGCo in June 2020; as such, PGCo paid the remaining US$3,738,076 (C$5,019,862) upon registration of the licences.

To secure a guarantee for the US$1.55 million bond required for the stage 1 spending commitment per the terms of the Final Agreement, PGCo entered into an insurance contract in August 2017, which was renewed in August 2018 for an annual premium of approximately US$7,800 (C$10,365), and provided a guarantee to the insurance company over a bank deposit in the amount of US$300,000 (C$398,671), which was included in restricted cash. Having fulfilled the spending commitments, the US$300,000 deposit was returned to PGCo in December 2019.

With PGCo having completed all its obligations under the Final Agreement, the same was mutually terminated between PGCo SA and REMSA on 29, May 2020.

4.
Titles 09 to 13: these claims were filed within the REMSA area, which contained vacant mines and free areas. The award of the area on title 08 gave PGCo a priority right to claim those vacant mines and free areas. As a result, titles 09 to 13 were claimed by PGCo. All these titles have been fully granted to PGCo.
5.
Title 14: PGCo secured an additional 300 hectares of core salar mining rights at Pastos Grandes. Mining rights to the central salar property, Papadopulos XXXII are contiguous to PGCo’s holdings, and were fully granted by the Provincial mining authority, the Mining Court of Salta, to PGCo.

6.
Titles 15 to 26 and 32 to 34: these easements were claimed to obtain (i) surface usage rights on areas beyond the boundaries of PGCo’s claims and (ii) as well within PGCo’s mining concessions. In the case of Title 20, it was claimed in order to secure a stocking area next to the railway station in Pocitos. Even though PGCo’s mining concessions legally grant PGCo priority to the use of the surface, a discussion with a potential claimant of easements within PGCo’s concessions wanted to be avoided. The easements are currently in the process of being granted. There is a possibility that those easements claimed on the surface of mining concessions that belong to third parties might be challenged by those third parties, since the Mining Court will notify them of the existence of PGCo’s claims. These notifications will open, if a challenge arises, a formal round of negotiations supervised by the Court, after which the Court will rule whether it grants the easement to PGCo or not.
7.
Titles 27 to 31: these claims were filed upon the liberation of these areas by the Mining Court. These are adjacent to the Pastos Grandes Project and awaiting the granting in full by the Mining Court. In the case of Title 30, it was claimed to secure the provision of aggregates during the construction and production stages of the Pastos Grandes Project.
8.
Title 35: this mine was filled overlapping a camp easement that belongs to ULEX S.A. and a water easement that belongs to Borax, both borates companies, aiming to obtain the mineral rights under the surface, without disturbance to ULEX S.A.’s nor Borax’s operations. The Court has notified the companies of PGCo’s claims. PGCo has not received to date notice of any submission made by these two companies. In case of opposition to our claim, the Court may notify a hearing to all parties in order to negotiate, or it could plainly reject PGCo’s claim.
9.
Title 36: this claim was acquired from Mr. Castañeda on August 2, 2022, pursuant to an agreement which provides for the following instalments:

	DATE	USD	DUE
1	Signing	US$250,000	02/08/2022
2	4 Months	US$125,000	02/12/2022
3	4 Months	US$125,000	02/12/2022
4	8 Months	US$250,000	02/04/2023
5	12 Months	US$250,000	02/08/2023
	Total	US$1,000,000

Instalments 3, 4 and 5 are subject to the condition that a deed of transfer from Mrs. Romero to Mr. Castañeda is registered on title at the Court. This registration took place on February 9, 2023. Following this transfer, PGCo is starting the process to sign the deed and have the title registered to it. This title is in a very early stage of the process, awaiting its full granting by the Court.

10.
Title 37: this claim was filed upon the liberation of this area by the Mining Court. Many claimants filled for this area on the same date and time as PGCo. Consequently, the Court will eventually notice all claimants to a hearing where a lottery of the area will be conducted, and the area awarded to the drafted claimant.

Royalties

In addition to certain royalties mentioned above, the Argentine federal government regulates ownership of mineral resources, although mineral properties are administered by the provinces. In 1993 the federal government established a limit of 3% on mining royalties to be paid to the provinces as a percentage of the “pit head” value of extracted minerals. ANG is expecting a 3% royalty payable to the Salta Province based on earnings before income tax if a brine mining operation is established.

History

Borate mining has taken place in the general vicinity of Salar de Pastos Grandes since the early 1960s. Borax Argentina, recently divested by Allkem Limited, extracts colemanite, hydroboracite, and ulexite from the Sijes Formation located on tenements situated on the southern and eastern edges of the Pastos Grandes basin. These minerals are processed at the Sijes borates plant.

In 1979, DGFM (a state-owned Argentine arms manufacturer) conducted a lithium exploration program that covered several salars in north-western Argentina, including Salar de Pastos Grandes. The exploration included surface mapping and sampling of six brine samples from surface, eight from hand-dug pits, and four from streams around the Salar de Pastos Grandes. The sampling campaign found lithium and potassium concentration anomalies with average values of 384 parts per million (ppm) Li and 4,066 ppm K for the pit samples, and 327 ppm Li and 3,518 ppm K for the surface samples. The stream samples reported lithium concentration below detection limits.

In 1987, ULEX S.A. began borate production at the Sol de Mañana Mine in the south-eastern portion of the Salar near the Rio Sijes reaching a production of near 1,000 tonnes of colemanitehydroboracite- ulexite per year (Hains et al., 2018). Tramo SRL has mined borates (colemanite) at the Quebracho property on the southern border of Salar de Pastos Grandes and common salt (halite, NaCl) on the salar’s surface since 2006. Other smaller mining companies have also carried out salt exploitation over various properties in the Salar.

During 2011 and 2012, Eramet SA (“Eramet”) through its subsidiary Eramine Sudamerica SA (“Eramine”) carried out exploration activities in the Salar de Pastos Grandes including geophysical surveys (VES, TEM and Controlled Source Audio Magnetotellurics survey (“CSAMT”) campaigns, all as defined below), drilling (exploration and production wells to maximum depth of 160 m), testing, and geochemical sampling. This work has been referred to as the Stage One of investigation of the Pastos Grandes Project and identified a lithium-enriched brine aquifer with lithium concentrations ranging between 330-560 mg/L and a ratio Mg:Li of between 5.35 – 7.87.

LSC Lithium Corporation (“LSC Lithium”) undertook an exploration program between 2016 and 2018 focused on the western and central portion of Salar de Pastos Grandes.

Millennial Lithium conducted an extensive program of field work across the Salar de Pastos Grandes from 2016 to 2021 known as the Stage Two and Three investigations of the Pastos Grandes Project. In January of 2022, the Company completed the acquisition of Millennial Lithium including the Pastos Grandes Project. The Company is currently carrying out additional works, engineering and other optimization studies. In addition, in connection with the Pastos Grandes Transaction, the Company announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna project and Ganfeng’s adjacent Pozuelos project, and which is expected to be finalized in 2025.

Centaur Resources Ltd. (“Centaur”) carried out lithium exploration activities on the ‘Alma Fuerte’ mining claim of its Sal de la Puna project immediate to the south and east of the Company mining claims during 2018/2019. This program included drilling of three boreholes including a pumping well to around 600 m depth, pumping tests, and seismic & TEM geophysical surveys.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Tectonic Context

The main lithium-containing region of South America is in the Puna Plateau of the central Andes. The Puna Plateau is approximately 2,000 km long, 300 km wide and has an average elevation of 3,700 masl. The eastern volcanic arc and centres have been active from the Miocene to the present and are the source of mineralized fluids throughout the plateau. The uplift of the Puna Plateau is the result of the crustal shortening that occurred in the Tertiary and magmatic accumulation.

The section of the Puna which developed in Argentina shows distinct features of the Altiplano than those seen in Bolivia and Peru. This zone can be divided into Southern Puna and Northern Puna according to their relative position with respect to the Olacapato lineament. This lineament corresponds to a regional megafracture on a WNW-ESE course that crosses other geological provinces of the Andean axis. The observed geological differentiation in the upper crust is a response to the deep segmentation of the subducted Nazca plate which would condition a different metallogenic development. The southern Puna is considered the plateau region associated with the volcanic arc developed between 24" and 27" S and the Northern Puna to the region between 24" and 22" S.

The volcanic arc limits the Puna hydrological basin to the west while the Eastern Cordillera limits this basin to the east. Towards the Puna Austral (Southern Puna), a combination of east-west striking volcanic chains with uplifted blocks caused by north-south striking reverse faults limit numerous hydrological sub-basins, with numerous and extensive salt flats covering their bases, frequently surrounded by important alluvial systems. Thick sections of Neogene strata (up to 5 km) are present within depositional basins, which contain evaporites (mainly halite, gypsum, and borates) and alluvial clastic material with smaller tuff horizons. Exposed Neogene strata is present along the margins of the salars due to reverse faulting or as intra-basin uplift within the salt flats.

Stratigraphy

The units that outcrop in the region correspond only to rocks of Ordovician and Cenozoic age. The Ordovician outcrops are represented by leptometamorphic shales and greywackes, green to grey, strongly folded and fractured that make up the Cordón de Copalayo, on the western flank of the depression, as well as its basement. Additionally, Ordovician plutonites and metamorphites assigned to the Oire Eruptive Complex are found in a conspicuous northern prolongation of the Oire ridge and on the eastern edge of the depression.

In strong angular unconformity and with an inclination towards the east, a thick sequence of tertiary continental sedimentary rocks developed which outcrop across the width of the basin (17 km), although in many cases without continuity. Based on chromatic and lithological differences, these tertiary sedimentary rocks can be subdivided into Fm Geste, Fm. Pozuelos and Fm. Sijes, components of what are called the Pastos Grandes Group. Alonso and Gutierrez (1986) identified the Fm. Singuel and separated it from the top originally assigned to the Fm. Sijes of this thick sequence of sparsely consolidated conglomerates with increasing gradation.

Structures

The dominant structures in the Puna trending N-S to NNE-SSW are generally compressional or transgressive in nature formed mainly during the Neogene. Other structures are lineaments of regional magnitude, transversal to the Andean strike with a northeast and northwest direction along with displacements that occur in the strike direction and changes in the orientation of the Neogene folds and faults as well aligned volcanic flows of Cretaceous, Miocene-Pliocene and Quaternary ages. Some of the transversal lineaments have a well-documented pre-Cenozoic history, such as the Calama-El Toro- Olacapato lineament. South of this lineament, the deepest levels of the crust are exposed in both the Puna and Calchaquenia suggesting that the pre-Neogene deformation was dominated by vertical movements, descending towards the north. In addition, immediately north of the lineament, the western edge of the Cretaceous rift basin undergoes a marked westward displacement.

Local Geology

Based on the lithological descriptions of the drill core and cuttings together with the interpretation of the available geophysical information and field observations five major geological units were defined and correlated, these units were incorporated into a 3-D geological model of the Pastos Grandes sub-basin. The geological units are described hereafter:

Fluvial/Alluvial Unit

The Fluvial/Alluvial Unit is characterized by a heterogeneous sequence of alluvial and fluvial sediments of variable texture, dominated by clastic sediments formed by gravel and sand that surround the Salar de Pastos Grandes. These fractions may present low proportions of fine sediments (sands or clays) which develop mainly along the northern and southern edges of the Salar de Pastos Grandes, prograding in depth towards the center, to interdigitate with finer silt sediments formed by clay and sandy clays from the Central Clastics Unit.

Upper Clay Unit (Blanca Lila Formation)

Formed by a superficial sequence of clays with a wide distribution in the center-south of the basin, as well as in the western margins where, according to field observations, it occurs in outcrop. This clay dominated unit intercalates with layers of evaporites, halites and borates, while in the bibliography travertine and tuff horizons were also described.

Saline/Lacustrine Unit

Immediately below the Blanca Lila Fm and in the north-central sector from the surface, a thick halite sequence is recognized. This Unit is characterized by a massive and compact halite body with the presence of interstitial clastic material and occasional intercalations of finer levels of clay. The average thickness of this Unit is ranges between 200 m and 300 m, reaching maximum thicknesses of 700 m in the central- eastern sector of the basin, which is interpreted as an ancient depocenter.

Central Clastic Unit

This Unit consists of clay and clayey sands and occurs within the central sector of the basin underneath the halite deposits. This Unit is poorly characterized due to limited and low-quality borehole information, but seems to represent a distal sector of an alluvial fan and its interaction with marginal lacustrine deposits of the Salar de Pastos Grandes. Additional core drilling is planned to improve the hydrogeological characterization of this Unit.

Base Breccia/Gravels Unit

Based on Millennial Lithium’s lithological description, a sedimentary breccia unit of coarse fragments of silicified conglomerate and ignimbrites was recognized in borehole PGMW19-21. This Unit corresponds to intermixed levels of sand and gravel with a thickness of 200 m on the western edge of the basin and deepening towards the north-central limit of the model where due to limited information its thickness becomes uncertain.

Mineralization

The brines from Pastos Grandes are solutions saturated in sodium chloride with an average concentration of TDS of 302 g/L and an average density of 1.19 g/cm3. The other components present in the Pastos Grandes brine are K, Li, Mg, SO4, Cl and B with relatively low Ca. The brine can be classified as a sulphate-chloride type with anomalous lithium. Lithium concentrations in Salar de Pastos Grandes have an average value of 392 mg/L, with some samples reaching up to 700 mg/L.

The table below shows a breakdown of the principal chemical constituents in the Pastos Grandes brine including maximum, average, and minimum values, based on 605 primary brine samples collected between 2017 and 2022.

Maximum, average and minimum elemental concentrations of the Pastos Grandes brine

	B	Ca	Cl	Li	Mg	K	Na	SO4	Density
Units	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	g/cm3
Maximum	938,00	1707	196.869	701.00	5.130	6.660	130.032	13.998	1.22
Average	557,62	821	169.838	391,76	2.257	3.733	102.381	7.547	1.19
Minimum	20,20	11,00	116,00	8,75	23,20	18,00	196,00	12,00	1,00

Brine quality is evaluated through the relationship of the elements of commercial interest, such as lithium and potassium, with those components that constitute impurities, such as Mg, Ca and SO4.

The calculated ratios for the averaged chemical composition are presented in the table below.

Average values (g/L) of key components and ratios for the Pastos Grandes brine

K	Li	Mg	Ca	SO4	B	Mg/Li	K/Li
3,730	390	2,260	820	7,550	560	5.76	9.53

Hydrogeology

Salar de Pastos Grandes is a mature salt flat with a well-developed halite crust. In the central portion of the salar, the crust can reach a thickness of several hundred meters with a thin clay layer that is constantly being generated through evaporation in the shallower beds. The Salar de Pastos Grandes is the lowest topographic point in the Pastos Grandes basin. The salt flat itself is surrounded by alluvial fans which drain into the Salar de Pastos Grandes and tertiary rocks that may act as impermeable boundaries, although further hydrogeological characterization work of the Tertiary is recommended. The surface of the Salar de Pastos Grandes in the north is composed of mainly chloride facies (halite crust) with active evaporation occurring since the brine level occurs within 5 cm from the surface. The Salar de Pastos Grandes surface in the south is covered by the Blanca Lila Fm with an average thickness of 3 m. Depth to brine in the southern part of the Salar de Pastos Grandes is between 3 m and to 4 m, below the evaporation extinction depth that is estimated around 2.5 m.

Based on the interpretation of drilling and testing work in the basin, four hydrogeological units have been identified and are described below:

1.
UH-1 Fine Grained Shallow Deposits: These sediments belong to the Blanca Lila formation and are in conformity with the underlying Saline Lacustrine Unit, reaching a maximum thickness of 30 m in the northeast of the Salar de Pastos Grandes. Because of the fine texture, permeability and storage properties for this Unit are estimated to be low with a hydraulic conductivity (K) ranging between 0.1 – 0.01 m/d, a specific storage (Ss) of 1x10-6 1/m and drainable porosity below 2%. Geophysics and field sampling suggests that this Unit is saturated with brine inside the Salar de Pastos Grandes and with brackish water around the margins.
2.
UH-2 Evaporitic Deposits: Massive evaporitic unit intercalated with lenses of fine-grained sediments that can have a thickness up to 700 m. This relatively homogeneous Unit includes the saline lacustrine material that forms the surface of the salar nucleus and is overlain by the Blanca Lila Fm (UH-1) in the south. Based on drilling and testing results this Unit has a relatively low permeability and could limit hydraulic connectivity between the upper and deeper hydrogeological units in the basin. The hydraulic conductivity of this Unit is estimated to be lower than 0.01 m/d, the specific storage is estimated to be near 10-6 1/m and the specific yield could reach 4%. Geophysics and field sampling suggests that this Unit is saturated with brine.
3.
UH-3 Alluvial and Colluvial Deposits: This hydrogeological unit includes the alluvial fans identified at the margins of the Salar de Pastos Grandes which are composed of unconsolidated gravels and sand. This Unit overlies and is in lateral contact with UH-2 and locally interfingers with UH-4. The hydraulic conductivity ranges between 30 m/d and 50 m/d. The average drainable porosity is 14%. Groundwater flow in the Alluvial and Colluvial Deposits is generally unconfined; however, locally semi-confined to confined flow conditions occur where this unit is overlain by UH-1 and UH-2. The unit hosts freshwater resources in the alluvial fans on higher ground above the margin of the Salar de Pastos Grandes and significant brine resources in the southern portion of the salar where it is partially overlain by UH-1.
4.
UH-4 Lower Deposits: Overlaying basement rock, this hydrogeological unit includes the Central Clastics and Base Gravels. It is composed of sandy gravels with a high fraction of fine material in a sedimentary matrix and some clayey to silty lenses that decrease the bulk vertical hydraulic conductivity. This unit is constrained to the central portion of the basin, underlies UH-2, and is in lateral contact with the unconsolidated deposits of UH-3. The hydraulic conductivity of this unit is estimated to range between 0.1 – 1 m/d, the specific storage at 10-6 1/m, and the drainable porosity near 8%. This unit forms part of the confined lower brine aquifer from which future brine production will likely not affect the freshwater resources hosted in the alluvial system due to the overlying low-permeability halite unit.

Exploration

Various exploration programs were completed in Salar de Pastos Grandes between 2011 and 2021 by various owners prior to the Company.

Surface brine sampling

In 2011, Eramet took a total of nine samples from shallow hand-dug auger holes within the eastern section of the Salar de Pastos Grandes and the wetlands. Three brine samples toward the west of the Salar de Pastos Grandes had lithium concentrations near 600 mg/L and potassium concentrations near 7,000 mg/L while samples at the centre of the Salar de Pastos Grandes had lithium and potassium concentrations near 200 and 2,000 mg/L, respectively. LSC completed a second surface sampling program in 2016 which included 11 sampling sites (shallow brine bodies and hand dug pits) with similar results as Eramet in 2011.

Geophysical studies

Eramet (2011-2013)

Eramine carried out a TEM, VES, and CSAMT surveys in Salar de Pastos Grandes between 2011 and 2013. No information is available for the TEM survey. The objectives of these surveys were to map the occurrence of brine versus freshwater, and the distribution and relative continuity of lithological units.

Millennial exploration (2017 – 2019)

VES survey (2017)

Millennial Lithium conducted a VES survey in 2017 focused on the alluvial deposits in the northern portions of the Salar de Pastos Grandes. This study included 10 VES stations which were interpreted into 3 vertical sections to map the saline interphase, identify potential brine resources in the north, and help define new exploration drilling sites.

Seismic survey (2018 - 2019)

Millennial Lithium carried out a two-phase seismic investigation program during 2018-2019 to help refine the understanding of the lithology in the Salar de Pastos Grandes and help define new exploration targets. The seismic tomography survey provided valuable information on the vertical distinction and lateral continuity of lithological layers. Additionally, several structures were interpreted, especially in the north to south profile, suggesting north to northwest dipping beds.

Downhole temperature and electrical conductivity surveys

Down-hole electrical conductivity profiling was conducted in boreholes PGMW16-02, PGMW17-04b, PGMW17-05c, PGMW17-07d, and PGMW17-11 which were completed with 2-inch diameter PVC casing on completion of drilling. Temperature and electrical conductivity were recorded at 3 m intervals using an In-Situ brand Aquatroll 100 downhole probe and brine samples were taken to measure laboratory density.

The results showed a reasonably good correlation between the Aquatroll specific conductivity and the laboratory density measurements on the depth-specific samples.

LSC exploration (2017 – 2018)

VES survey (2017b)

LSC Lithium carried out a VES study in 2017 to map lithology and the freshwater/ brine interface. The survey consisted of 13 soundings. The results of this survey identified five geoelectrical units: 1) conductive gravels and sands; 2) a semi-conductive fine grained unit (silt and clays and/or halite gypsum and borates), probably related to the Blanca Lila Fm; 3) a highly conductive zone of evaporates and mixed halite/clastics saturated with brine; 4) a more resistive layer representing again the Blanca Lila Fm or other Tertiary sequences and; 5) a resistive zone interpreted as the hydrogeological basement composed of thick clastic facies (conglomerates) and/or facies of volcanic rocks (andesites).

Seismic survey (2018)

LSC undertook a seismic tomography survey consisting of six lines for a total of 15 km. The interpretation of the results of this survey was based on a combination of literature values, regional geological information and specific correlation to boreholes SPG-2017-02B and SPG-2017-04A and is summarized below.

To the west of the Salar de Pastos Grandes seven seismic units were identified without structure to a depth of 600 m: 1) dry alluvial deposits; 2) halite crust; 3) saturated sand, clay and/or organic material; 4) crystalline halite; 5) saturated sand, clay and/or organic material; 6) gravels and 7) breccia.

To the center and east of the Salar de Pastos Grandes 11 seismic units were identified without structure to a depth of 600 m, from top to bottom: 1) dry to partially saturated sediments and alluvial material (saturated sand, clay and/or organic material); 2) halite crust; 3) saturated sand, clay and/or organic material; 4) halite with scarce matrix; 5) halite with abundant matrix; 6) halite with scarce matrix; 7) sand; 8) alternation of halite and sand bands; 9) gravel, sand and/or clay; 10) halite with interbedded sand; 11) gravel and/or sand.

Centaur/Arena Minerals exploration (2018 – 2022)

TEM survey (2018)

Centaur conducted several TEM surveys to evaluate the presence of brine beyond the margins of the Salar de Pastos Grandes in the Corral Colorado river valley, the Sijes subbasin, and in the southern portion of the salar. The TEM lines in the north and east confirmed the existence of a deeper conductive anomaly associated with brine and the overlaying freshwater hosted in the alluvial sediments. The southern lines over the Blanca Lila Fm showed a conductive unit close to the surface interpreted as the halite unit saturated with brine, based on drilling.

Passive seismic survey (2019)

A passive seismic survey was conducted by Centaur in 2019 to map basement and confirm interpreted fractures to the south and east of the Salar de Pastos Grandes. This study consisted of 78 stations arranged in 10 east-west orientated lines (see figure directly above). The survey did not consistently identify basement rocks due to depth and the poor seismic contrast between the massive halite body and basement rocks.

TEM survey (2022a)

Arena Minerals carried out a TEM survey during 2022 along the eastern boundary of the Salar de Pastos Grandes to refine the delineation of the overburden and hydrogeological basement, and to further investigate the freshwater/brine interface in this portion of the Salar de Pastos Grandes based on Centaur’s 2018 survey. The survey helped identify the limit between the unconsolidated sediments and basement rock. These results and interpretations were correlated to lithological information of boreholes DD-01, DD-02 and DD-03.

Company exploration (2022)

ERT survey (2022 b)

The Company conducted an ERT survey to refine the delineation of freshwater resources suitable for industrial water supply in the alluvial deposits in the north-eastern portion of the Pastos Grandes Project. The survey consisted of 12 lines with a vertical maximum resolution of 160 m - 200 m.

Three geoelectrical units were identified 1) fine grained sediments with abundant interstitial clay and saturated with brine of high electrical conductivity; 2) fine to coarse grained sediments saturated with water; and 3) medium to coarse grained sediments partially or not saturated.

Drilling

Three drilling campaigns have been carried out since 2011. Eramet conducted the first exploration program in 2011 including 11 shallow exploration boreholes (SW series), two diamond drill holes (DW01PGDDH and DW02PGDDH), four shallow exploration holes completed with 6-inch diameter casing (PMP series), and three exploration wells of varying depths completed with 6-inch diameter casing (DW03PG, DW04PG, DW05PG). Detailed information of these boreholes has not been published and is mostly unavailable, although maximum depths reached at this stage rarely exceeded 100 m. The second and third campaign conducted by Millennial Lithium included 32 brine exploration boreholes (PGMW16-01 through PGMW19-22), 6 freshwater exploration wells (PGWW18-01 to PGWW19-06) and 4 brine production wells (PGPW16-01 to PGPW18-17) with drilling depths of up to 600 m. Most of the monitoring wells were completed as piezometers with 2-inch diameter PVC slotted casing, while production wells were constructed with 6 to 8- inch diameter screened casing.

Arena Minerals and Centaur carried out drilling programs on the Sal de la Puna project in between 2018 and 2022. These programs consisted of two diamond core holes (DD-01 and DD-02), five combination core /rotary holes (PP-01-2018, PP-02-2018 and R-01 through R-03), two production wells (PP-03-2019 and PW-1), and several piezometer installations.

The objectives of the drilling program can be broken down into three general categories:

1.
Exploration drilling to allow the estimation of “in-situ” brine resources: The drilling methods were selected to allow for 1) the collection of continuous cores to prepare “undisturbed” samples from specified depth intervals for laboratory porosity analyses and 2) the collection of depth- representative brine samples at specified intervals.
2.
Test well installations: 8 rotary holes (PGPW16-01 to PGPW18-17; PGWW18-01 to PGWW19- 03, and PW-1) which were drilled and completed as production wells to carry out pumping tests and additional selective brine sampling. Monitoring wells were installed adjacent to most of these production wells for use during the pumping tests as observation points.
3.
Pumping tests: Eight pumping tests have been completed in the Salar of Pastos Grandes. These tests included three short-term tests (PGWW18-02, PGWW19-02 and PGWW19-03), each lasting about one day and conducted on freshwater wells; three three-day tests conducted on brine wells (PGPW16-01, PGPW18-15 and PGPW18-17); and two long-term pumping tests (PGPW16-01 and PGPW17-04) with 23- and 30-day duration.

The table below provides summary information of the completed boreholes from 2016-2022.

Summary boreholes information

							Completion
Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Diameter (inches)	Screened interval (m)
PGMW16-01	3,429,218	7,283,662	3,775.60	190	DDH	2016	2”	8.6-91.7
PGMW16-01b	3,429,221	7,283,655	3,775.60	355	MR	2016	2”	0-283.6
PGMW16-02	3,427,731	7,283,257	3,785	400	DDH/MR	2016	2”	8.5-386.9
PGMW17-03	3,428,367	7,283,805	3,773.6	154	DDH	2017	-	-
PGMW17-04	3,427,853	7,280,921	3,789.80	245,5	DDH	2017	-	-
								4.2-206.0
PGMW17-04b	3,427,849	7,280,949	3,786.90	564	DDH/MR	2017	2”	211.6-389.4
								395.0-519.5
PGMW17-05	3,428,922	7,281,677	3,773.9	121	DDH	2017	-	-
PGMW17-05b	3,428,927	7,281,683	3,773.9	387	DDH	2017	-	-
								14.2-180.6
PGMW17-05c	3,428,918	7,281,672	3,773.9	601	MR	2017	2”	186.6-371
PGMW17-06	3,429,497	7,281,016	3,785	455	DDH/MR	2017	-	-
PGMW17-06b	3,429,497	7,281,016	3,785	424	MR	2017	-	-
PGMW17-06c	3,429,497	7,281,016	3,785	571	MR	2017	-	-
PGMW17-07	3,426,888	7,282,228	3,763.1	203,3	DDH	2017	-	-
PGMW17-07b	3,426,888	7,282,228	3,763.1	203,3	MR	2017	-	-
PGMW17-07c	3,426,888	7,282,228	3,763.1	412	DDH/MR	2017	-	-
								12-17.95
PGMW17-07d	3,426,901	7,282,217	3,763.1	510	MR	2017	2”	29.70-249.88
								261.64-499.73
PGMW17-08	3,429,941	7,281,596	3,785	425,5	DDH	2017	-	-
PGMW17-08b	3,429,941	7,281,596	3,785	446	MR	2017	-	-
								11.7-198.8
PGMW17-09	3,428,156	7,283,107	3,785	595	DDH/MR	2017	2”	204.7-397.3
								403.3-583.0
PGMW17-10	3,429,822	7,283,569	3,773.7	601	DDH/MR	2017	-	-
PGMW17-11	3,429,826	7,285,591	3,817.60	568	MR	2017	2”	278.95-546.66
PGMW18-12	3,428,224	7,280,087	3,787.70	554	MR	2018	2”	71.61-543.61
								82.49-314.85
PGMW18-13	3,428,223	7,278,696	3,795.30	559	DDH/MR	2018	2”	320.81-553.16
								70.79-313.69
PGMW18-14	3,428,234	7,277,357	3,797.10	635	MR	2018	2”	319.66-628.57
								74.23-321.96
PGMW18-15	3,426,687	7,278,678	3,792.70	594	MR	2018	2”	327.85-587.38
								73.19-321.38
PGMW18-16	3,429,618	7,279,568	3,790.40	641	MR	2018	2”	327.28-629.08
								17.63-129.24
								135.21-170.61
PGMW18-17	3,426,685	7,280,094	3,767.50	605	MR	2018	2”	200.43-306.32
								312.28-595.05
PGMW18-18	3,426,656	7,277,421	3,798.70	605	MR	2018	2”	8.35-273.46
PGMW18-19	3,429,083	7,280,529	3,787.70	602	MR	2018	-
								0.40-64.79
PGMW18-20b	3,430,661	7,279,511	3,777.30	575	MR	2018	2”	111.99-336.11
								26.15-285.16
PGMW19-21	3,426,079	7,279,867	3,784.50	574,3	DDH/MR	2019	2”	291.01-567.71
PGMW19-22	3,431,009	7,288,304	3,832.50	464,5	DDH/MR	2019	2”	37.8-363
PGPW16-01	3,429,204	7,283,655	3,775.60	351	MR	2016	6”	20-351
PGPW17-04	3,427,842	7,280,941	3,788.50	475	MR	2017	6”	113.37-464.31
PGPW18-15	3,426,687	7,278,707	3,792.70	610	MR	2018	6”	76.88-592.8
PGPW18-17	3,426,666	7,280,153	3,767.50	606	MR	2018	8”	50.43-594.4
PGWW18-01	3,428,857	7,286,244	3,781.20	42	MR	2018	6”	4-34
PGWW19-02	3,431,200	7,288,950	3,874.70	62	MR	2019	6”	29.53
PGWW19-03	3,431,279	7,287,953	3,821.70	62	MR	2019	6”	17-53
PGWW19-04	3,431,032	7,288,305	3,831.50	62	MR	2019	-	-
PGWW19-05	3,430,916	7,287,889	3,844	62	MR	2019	-	-

							Completion
Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Diameter (inches)	Screened interval (m)
PGWW19-06	3,430,545	7,288,054	3,842.50	62	MR	2019	-	-
PP-01-2018	3,427,028	7,275,405	3,805,70	611	MR	2019	2”	No data
PP-02-2019	3,427,171	7,273,819	3,772,50	650	MR	2019	2”	No data
PP-03-2019	3,428,251	7,276,673	3,803,2	542	MR	2019	10”-212-8”	No data
DD-01	3,429,329	7,278,639	3,793,5	700	DDH	2022	2”	6m every 12m
DD-02	3,427,651	7,275,815	3,802,50	646	DDH	2022	2”	380-440
R-01	3,434,507	7,279,732	3,794,70	601	MR	2022	2”	497-515
R-02	3,435,359	7,283,016	3,813	411	DDH/MR	2022	2”	6m every 12m
R-03	3,435,050	7,288,856	3,836	617	MR	2022	2”	18m every 18m
PW-01	3,427,651	7,275,815	3,802,50	503	MR	2022	10”-200-8”	350-500

Hydraulic Testing

Millennial Lithium completed eight pumping tests between 2017 and 2019. These tests included three one-day tests on the freshwater wells; three three-day tests on brine wells; and two long-term pumping tests (23- and 30- day duration) also on brine wells.

Brine Well Pumping Tests

PGPW 16-01 (2017)

A 3-day pumping test was carried out on well PGPW16-01 at an average pumping rate of 27.7 L/s. The configuration of the test and its results are shown in the table immediately below. The production well is screened across the saline halite unit and the underlying brine aquifer. This test included four observation wells but only SW03PG-1 (without completion information) reacted to pumping. Drawdown and recovery data were interpreted, respectively with Cooper & Jacob (1946) and Theis (1935) recovery solutions leading to a hydraulic conductivity (K) estimate of about 3 m/d.

Summary of pumping test PGPW16-01 (2017)

PGPW16-01 (2017)
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
							C&J	1.100	4.91
PGPW16-01	P			Mixed halite, sand, silt	224	9.04	Theis Rec.	500	2.23
		27.7	3				C&J	1.100	#N/D
SW03PG-1	O			Mixed halite, sand, silt	#N/D	1.19	Theis Rec.	1	#N/D

PGPW 17-04

A 23-day pumping test was completed on PGPW17-04 at a pumping rate of 15.23 L/s in 2019. The production well is screened across halite, sand, and silt; because of the low permeability of the halite it is believed that the drawdown response is mainly related to the unconsolidated clastic sediments beneath it. Drawdown data during the pumping stage was discarded due to an apparent non-related water level recovery observed during test. Therefore, only recovery data were adjusted to the Theis (1935) recovery solution, leading to a transmissivity estimate of 40 m2/d, or a hydraulic conductivity 0.12 m/d assuming a saturated thickness of 329 m. The configuration of the test and its results are shown in the table immediately below.

Summary of pumping test PGPW17-04

PGPW17-04
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW17-04	P	15.23	23	Mixed halite, sand, silt	329	57.11	Theis Rec.	40	0.12

PGPW 18-15

A pumping test (variable and constant rate, and recovery) was carried out in PGPW18-15 during April of 2019. The well was screened in the same lithological unit as PGPW-17-04. The configuration of this test and its results are shown in the table immediately below. Water levels during the test were also monitored in PGMW18-15. The hydraulic conductivity was estimated to range between 0.15 - 0.22 m/d.

Summary of pumping test PGPW18-15

PGPW18-15
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
							C&J	90	0.2
PGPW18-15	P	24.1	3	Mixed halite, sand, silt	456	38.7	Theis Rec.	70	0.15
PGMW18-15	O			Mixed halite, sand, silt	453	6.5	Theis	100	0.22

PGPW 18-17

A three-day pumping test was conducted on well PGPW18-17 well with an average pumping rate of 19.4 L/s. The configuration of the test and its results are shown in the table immediately below. Drawdown data was measured only in the pumping well and was adjusted to the Cooper and Jacob (1946) and Theis (1935) recovery solutions. The estimated hydraulic conductivity ranges between 0.17 – 0.22 m/d, which is consistent with previous results for the same lithologies in the Salar de Pastos Grandes.

Summary of pumping test PGPW18-17

PGPW18-17
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)

							C&J	130	0.22
PGPW18-17	P	19.4	3	Mixed halite, sand, silt	589	30.31	Theis Rec.	100	0.17

PGPW 16-01 (2019)

A 15-day pumping test was conducted on well PGPW16-01 at an average pumping rate of 23.2 L/s during Mau 2019. The results of this 2019 test are summarized in the table immediately below and are quite similar to the results of the 2017 test. Drawdown and recovery data were interpreted with the Theis (1935) recovery solution, leading to a hydraulic conductivity estimate of about 2 m/d.

Summary of pumping test PGPW16-01 (2019)

PGPW16-01 (2019)
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW16-01	P	23.2	15	Mixed halite, sand, silt	224	15.15	Theis Rec.	400	1.79

Pumping Tests Conducted in Freshwater Wells

PGWW18-01

A variable rate and a 1-day constant rate tests with an average flow rate of 0.85 L/s was carried out on well PGWW18-01 in May 2019. No hydraulic parameters could be obtained from this test because of the short test duration and the low pumping rate as shown in the table immediately below.

Summary of pumping test PGWW18-01

PGWW18-01
Well	Type	Q (L/s)	Duration (days)	Target lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Adjust	T (m2/d)	K (m/d)

PGWW18-01	P	0.85	1	Gravels and sands	10.96	5.13	-	-	-

PGWW 19-02

Well PGWW19-02 was pump tested in 2019 (a variable rate, a constant rate and a recovery). The layout of this test and results are shown in the table immediately below. Drawdown and recovery trends were adjusted with the Cooper and Jacob (1946) and Theis (1935) recovery solutions, respectively. Estimated hydraulic conductivity values ranged from 20 to 60 m/d which is considered reasonable for these types of coarse-grained unconsolidated sediments. The pumping test configuration didn’t include observation wells; therefore, no storage estimates could be obtained.

Summary of pumping test PGWW19-02

PGWW19-02
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)

							C&J	1.6	66.67
PGWW19-02	P	24	0.8	Gravels and sands	15.5	5.32	Theis Rec.	500	20.83

PGWW 19-03

A variable rate, constant rate test and recovery test were carried out on Well PGWW19-03. The layout of this test and main results are shown in the table immediately below. Drawdown and recovery trends were adjusted with the Cooper and Jacob (1946) and Theis (1935) recovery solutions, respectively. Estimated hydraulic conductivity ranges from 6 to 11 m/d, which is reasonable for this type of coarse-grained unconsolidated sediments with a higher fine fraction. The pumping test configuration didn’t include any observation wells; therefore, no storage estimates could be obtained from this test.

Summary of pumping test PGWW19-03

PGWW19-03

Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)

							C&J	250	6.94

PGWW19-03	P	3.41	1	Gravels and sands	36	3.46	Theis Rec.	400	11.11

Sampling, Analysis and Data Verification

Millennial Lithium drainable porosity analysis (2016-2019)

Samples were obtained from ‘undisturbed’ core during the 2016-2019 Millennial Lithium drilling programs and analysed for drainable porosity by Core Laboratories-Petroleum Services (“Corelabs”) in Houston, Texas. In addition, rotary drill cuttings were sent to Geosystems Analysis (“GSA”) in Tucson, Arizona for repacking, triaxial testing, and drainable porosity analysis.

Both Corelabs and GSA offer advanced petrophysical and geological analysis and interpretation services for core samples. These laboratories operate in compliance with ISO 9001:2008 Certification ensuring that processes and procedures adhere to internationally recognized quality standards. The analytical procedures for determining drainable porosity for each laboratory are further described below.

1.
Corelabs drainable porosity analysis are based on centrifuge methodology and involve the following:
2.
38 mm (1.5-inch) diameter cylindrical plugs were cut from the sample material.
3.
Samples were frozen with dry ice to maintain their integrity, if required.
4.
Sample weight and thickness were measured.
5.
The plugs were encapsulated in Teflon and nickel foil as required, and nickel screens were placed on the ends of the plugs. The encapsulated samples were then weighed.
6.
Bulk density was calculated as: (Mass of plug before encapsulation) / (Calliper bulk volume).
7.
The plugs were placed in brine and saturated under vacuum to ensure full saturation. Corelabs utilized a standard sodium chloride brine with a NaCl concentration of 244,000 ppm with a density of 1.184 gm/cm3.
8.
The weight of the saturated cores was recorded.
9.
The samples were desaturated in a high-speed centrifuge for 4 hours. Spin rates were calculated to provide a drainage pressure of 1 pound per square inch (psi) for poorly cemented or loose sands and 5 psi for clay and halite.
10.
The drainage was collected, and the volume was recorded. The effluent was saved for possible analysis. However, it should be noted that the fluid collected from these cores may not be representative of in situ brines if re-saturation with NaCl was required.
11.
Plugs were removed from the centrifuge and weight was recorded. Drained fluid volume was calculated as: (saturated plug weight - drained plug weight) /1.184. Drainable porosity was calculated as (Drained fluid volume) / (Calliper bulk volume).
12.
Total porosity was calculated after drying the samples for 5 days at 115.6 degrees Celsius to record dry weight.
13.
All weight loss is assumed to be water lost from pore space where volume of water loss is calculated as: ((Drained plug weight) – (Oven-dried plug weight))/ (Water density of 1 g/cc).
14.
Total porosity is calculated as ((Drained fluid volume) + (Oven drying fluid loss))/ (Calliper bulk volume).

GSA drainable porosity analysis procedures for repacked sediment samples include the following steps:

1.
All loose and sandy samples were packed into test cells with moderate effort without prior knowledge of bulk density or other consolidation tests. Additional repacking was performed on some samples with minimum and maximum effort to evaluate the effectiveness and variation of hand-packing at higher and lower densities. Bulk densities approximately 0.1 g/cm3 lower and higher than the initial density were achieved, respectively.
2.
The sandy material was packed into a stainless-steel ring in several small lifts. The weight and packing height of the first lift were used to guide the subsequent lifts to ensure consistent density packing. Scales were used to track the equipment, cell, and sample weights throughout the process, and the final packed and assembled core weight was recorded.
3.
Plastic air tubing, approximately 6 inches in length, was inserted into the top of each core to monitor saturation and prevent brine solution spillage. The cores were then assembled and saturated slowly from the bottom up using provided brine. A combination of gravity feed and vacuum suction was used to achieve the target saturation. If the target saturation could not be reached using gravity feed alone, vacuum suction was applied. The saturation process lasted for up to 24 hours. Once fully saturated, the cores were closed at the bottom with a hose clamp to prevent brine solution loss and disconnected from the saturation setup.

4.
Each cell assembly underwent three pressure steps after being transferred to a test rack. The first step, at 0 mbar pressure, lasted for 24 hours and was applied to remove excess saturation solution. To approximate the release of brine solution at 120 mbar and 1/3 bar of the brine solution, two sequential pressure steps were used at 120 mbar and 1/3 bar, respectively. The 120-mbar pressure step was maintained for 2 days, and the 1/3 bar was continued for another 2 to 4 days. Weight measurements were taken twice a day to determine the loss of brine solution over time. After the final step the cores were disassembled and samples were oven dried to determine total porosity following the procedure described in MOSA, 2002, Part 4 Ch. 2, 2.3.2.1.
5.
To estimate the brine solution release volumes at the 120 millibar and 1/3 bar pressure steps, the difference was calculated between the measured total porosity and the moisture retained after the pressure plate measurements as outlined in MOSA (2002), Part 4, Chapter 3, Section 3.3.3.5. The solution’s release volume obtained at 1/3 bar was regarded as an approximation of the maximum solution drainage that could occur under gravity or pumping conditions, and hence was used to determine the specific yield.

After completing the tests, the estimated particle density and weight data from core samples at various pressure steps were entered into a spreadsheet. The spreadsheet was programmed to automatically calculate the salt weight left in the sample after drying, estimated porosity, and water content change. Furthermore, particle density was optimized during data processing by utilizing all prior test measurements and using a solver in Microsoft Excel. The laboratory report presented the calculated particle density for each sample.

Arena Minerals drainable porosity samples (2021-2022)

36 samples from the Arena Minerals 2021-2022 drilling program were sent to GSA for drainable porosity analysis. All samples were tested using the ‘Rapid Brine Release’ method to measure specific yield (“Sy”) and total porosity (“Pt.”) Brine release drainable porosity was measured at 120 mbar and 333 mbar of pressure, where:

•
Brine release at 120 mbar represents drainable porosity from sand dominated sediments and Rapid Brine Release (“RBR”) from macropores.
•
Brine release at 333 mbar represents the Sy for intermediate to finer texture sediments.

Brine release values at 120 mbar were provided for reference and 333 mbar values were presented as the estimated Sy (drainable porosity). A subset of paired samples representative of the range in lithology types were selected by Atacama Water and GSA for testing using the Relative Brine Release Capacity (“RBRC”) method by Daniel B. Stephens & Associates, Inc. (“DBSA”) in Albuquerque, NM. The goals of the test work were to provide Sy and Pt values for each sample, summary statistics of Sy and Pt by lithological group, and to compare the Sy and Pt values derived for paired core samples using the RBR and RBRC methods.

The table immediately below lists the physical properties analyses carried out by GSA. In addition to the RBR testing, physical property tests were run by GSA to assist in lithologic characterization and interpretation of results including bulk density testing (ASTM D2937-17e2) on all RBR samples.

Summary of laboratory tests conducted by GSA

Test Type	Sample Type and Number	Test Method	Testing Laboratory	Standard
Physical	36 core samples	Bulk density	GSA Laboratory (Tucson, AZ)	ASTM D2937-17e2
	36 core samples	Estimated Particle Density	GSA Laboratory (Tucson, AZ)	MOSA Part 4 Ch. 2, 2.2
Hydraulic	5 core samples	RBRC	DBSA (Albuquerque, NM)	Stormont et. al., 2011
	36 core samples	Estimated Total Porosity	GSA Laboratory (Tucson, AZ)	MOSA Part 4 Ch. 2, 2.3.2.1
		Estimated Field Water Capacity		MOSA Part 4 Ch. 3, 3.3.3.2
		RBR		Modified ASTM D6836-16
MOSA Part 4 Ch. 3, 3.3.3.5

Three packing methods were used to prepare RBR core samples:

1.
Stainless steel rings were pushed into intact sediment cores to preserve the structure and retain the original bulk density and porosity distribution in the sample.
2.
Sediment cores with loose sediment and/or disturbed samples were extruded, and voids were filled in using moderate packing effort to eliminate voids in the test samples.
3.
Most solid halite and/or rock cores were cut with a rock saw to fit GSA’s RBR test cells and then fit into a 6.35 cm diameter ring and sealed as discussed below.

RBR test cells were prepared by placing a pre-wetted micro-pore membrane (rated 1,200 mbar air entry value) into the bottom PVC cap. This membrane maintains a permeable saturated bottom boundary for solution flow and prevents air entry under the target air pressures applied during RBR testing. The PVC caps contain gaskets to create an air-tight test cell that maintains constant air pressure and allows continuous solution outflow through the membrane.

The RBR method is based on the moisture retention characteristic method using the Tempe cell design (Modified ASTM D6836-16), whereby Sy is determined by applying pressures equivalent to gravity drainage to the Test Cell and measuring the amount of brine solution released. Pt is also measured in the RBR method, and is equal to the sum of Sy and Sr.

Each saturated RBR test cell was transferred to a test rack for the pressure extraction procedure where no pressure was applied for one day to remove any excess brine solution due to core over-saturation. Two sequential pressure steps were used to approximate brine solution release at 120 mbar and 333 mbar of matric potential (MOSA Part 4 Ch. 3, 3.3.3.2).

The 120-mbar pressure step was maintained for at least two days, and the 333-mbar pressure step was continued for another two to four days. Core assemblies were weighed prior to saturation, after saturation, and then two times daily to determine brine solution loss over time.

All samples were oven dried for three days at 60°C and one day at 105°C after the final step to determine the specific retention (“Sr”), dry bulk density, and Pt (MOSA Part 4 Ch. 2, 2.3.2.1), where Sr is the volume of water retained by the sample under 333 mbar soil water potential. This drying approach allowed for quantification of the amount of moisture lost due to crystalline water present in gypsum.

Brine solution release volumes at the 120 mbar and at 333 mbar pressure steps were estimated by the weight of brine lost between the initial cell assembly mass and the mass after each pressure plate step divided by the brine specific gravity (Equation 2, MOSA Part 4 Ch3, 3.3.3.5):

where ws is the saturated weight, w333 mbar is the weight at 333 mbar, A is the sample core area, L is sample length, and Bsg is the specific gravity of the brine solution. The Sy is assumed to approximate the solution release volume from saturation to 333 mbar. Particle density was estimated from the measured porosity and bulk density according to:

Brine samples

Depth-specific brine samples were collected during core and rotary drilling by packer-system, bailing, or drive-point sampling. Bulk (compound) brine samples were obtained during pumping tests on selected exploration wells.

•
Depth-specific packer sampling was the primary method used to collect brine samples during the drilling programs for Phase II and III (2016-2020). Most samples were obtained during drilling, although some were also taken after drilling had concluded. Samples were considered acceptable and representative of the depth interval only if they showed no, or minimal traces of drilling mud. The intervals were typically 3 m long and determined by the site geologist after inspecting drill cores or at predetermined depths. However, the interval length may vary depending on the specific circumstances of a given hole or interval, such as borehole stability. To ensure accurate sampling, intervals were flushed out multiple times before collecting the actual sample. The flushed brine was then collected in a barrel, and the time taken to fill the barrel was recorded.
•
Drive-point sampling: five brine samples were collected using this method where a drive-point was installed onto BT-sized drill rods after removing the core barrel. The drive-point was then lowered past the drill bit with the help of a drop hammer and an impermeable diaphragm was used to prevent filling of the drill rods during the descent. Once the desired depth was reached, an electric water level sounder was used to confirm that the interior was dry before perforating the diaphragm using a weighted pin lowered with the wireline. This piercing allowed the brine to flow into the drive point and fill the BT rods and collect the samples with the use of a bailer.
•
Bailing: the borehole was purged by bailing up to three well volumes of brine from the drill casing as calculated from the water level measurement, prior to collecting the final brine sample from the bottom of the hole. The final brine sample was discharged from the bailer into a 20-liter clean bucket from which one-litre sample bottles were rinsed and filled with brine. Each bottle was taped and marked with the borehole number and depth interval. A small sub-sample from the bucket was used to measure field parameters (density, electric conductivity, pH and temperature) at the wellhead.
•
Samples from pumping tests: This method involved collecting samples directly from the discharge pipe at regular intervals during pumping tests. Temperature and density were recorded on internal field sheets.

Regardless of the sampling method, samples were collected in 20-litre containers that were washed with distilled water and rinsed with brine several times prior to filling. The temperature and density were recorded before filling 1-litre sample bottles which were also flushed with brine from the 20-litre container. The sample bottles were then sealed with a secure screw top to prevent leakage and labelled clearly with their identification number. Samples did not undergo any further preparation before being shipped to their respective laboratories.

After the sampling process the site geologist would retain possession of the brine samples until they were delivered to the office for shipment to the assay laboratory. Once at the office, duplicates, blanks, and standards were inserted into the assay batches before being sent to the laboratory. Prior to shipment all samples were kept under controlled temperature conditions.

The chemical analysis of brines was conducted by two reputable laboratories: SGS Argentina S.A (“SGS”) and Norlab S.R.L, the later partnered with Alex Stewart Assayers (“ASA”). The mentioned laboratories have extensive experience analysing lithium-bearing brines and hold accreditation to ISO 9001 standards and follow the ISO 17025 guidelines.

For the primary constituents of interest, including boron, calcium, potassium, lithium, and magnesium, both Alex Stewart and SGS utilized Inductively Coupled Plasma Analysis as the analytical technique, with samples diluted 100:1 prior to analysis. A summary of the analytical methods employed by each laboratory for each physicochemical parameter and analyte is shown in the table immediately below.

Analytical methods used by Alex Stewart and SGS for brine assays

Analysis	ASA Code	ASA Method	SGS Code	SGS Method
Physicochemical Parameters
Alkalinity	LMFQ167	Volumetric	SM 2320B	Titration
Conductivity	LMFQ01	Potentiometric	SM 2510 B	Resistor Network
Density	LMFQ19	Pycnometer	ASTM D4052-16	Digital Density Meter
Hardness (CaCO3)	LMFQ13	Volumetric	SM 2320B	Titration
PH	LMC128	Potentiometric	SM 4500 H B	Potentiometric
TDS	LMFQ08	Gravimetric	SM 2540C	Gravimetric
Inorganic Parameters
Chlorides (Cl)	LMC101	Argentometric	SGS.ME.108	Ion Chromatography
Sulphates (SO4)	LMC107	Gravimetric	SGS.ME.108	Ion Chromatography

Drainable porosity QA/QC

Five duplicate samples were sent to Daniel B. Stephens & Associates, Inc (“DBSA”) to serve as check samples to test for accuracy within the drainable porosity analysis. Summary statistics for paired samples by GSA lithologic category for Pt and Sy are provided in the two tables below. QA/QC testing was run on subsamples from the same core, but not on identical samples. Minor differences in material type (sand/silt/clay content) and core physical structure (bulk density, degree of cementation, rock content, macropore content) may result in discrepancies between laboratory measured values.

Variations can likely be attributed to sample heterogeneity within cores which result in subsamples with slightly to significantly different material properties, and differences in laboratory methods such as testing duration. The Sy values measured by GSA were often considerably higher than the Sy values measured by DBSA, particularly for the 333 mbar RBR measurement (see table below). Differences were most pronounced for halite samples due to lithological variability within the group (one crystalline sample with large crystals and one massive to crystalline sample with very scarce matrix).

In the absence of sample heterogeneity, differences are likely attributable to testing equilibration time and testing method. DBSA’s RBRC method only applied 333 mbar of equivalent pressure for 24 hours and did not use a filter paper to prevent air moving through samples, whereas GSA’s RBR testing was run at 120 mb for two days and then 333 mbar for two to four days no air was allowed to move through samples. Therefore, the lower Sy values reported by DBSA may be due to the samples not reaching equilibrium over the testing period. This may be most pronounced in materials with a greater predominance of macropores such as sands. It should be noted that Sy values measured at 120 mbar were generally in better agreement with DBSA’s measured Sy values for all sediment lithological groups (see table below).

Specific gravity was higher for the RBR DD-01 451-451,2 sample (SG = 2.29) compared to the RBRC sample (SG = 2.13). Comparison of average values by lithological group was also limited due to small sample number. Average Pt values measured using the RBRC method (DBSA) were 7% lower for the clastic material group and 129% lower for the halite group. Average Pt values were considerably higher for the clastic group (0.24), with the halite group having a mean Pt value of 0.02.

There was general agreement between the total porosity data (R2 = 0.85). Correlation was slightly lower for the specific yield data (R2 = 0.80). The slope of the line was relatively high, indicating that GSA Sy values were approximately 35% higher than those reported by DBSA. The adjusted correlation coefficient between RBRC Sy and the drainable porosity at 120 mbar was R2 = 0.80.

All the samples tested for Sy fell below the 1:1 line indicating that GSA measured Sy values were typically higher than DBSA measured Sy values. In contrast, while three Pt points were scattered below the 1:1 line, two clastic material samples were plotted on the 1:1 line meaning the measured Pt values were similar for both laboratories.

There is acceptable variation between the laboratories for samples in the clastic material classification, but unacceptable variation for samples in the halite classification.

Total porosity results for paired samples using GSA lithologic classification

Total Porosity Statistics	Clastic material		Halite
	RBR	RBRC	RBR	RBRC
N	3		2
Avg	0.26	0.24	0.11	0.02
StdDev	0.02	0.02	0.07	0.02
Average Relative Percent Difference	7%		129%

Specific yield results for paired samples using GSA lithological classification

Specific Yield Statistics	Clastic material			Halite
	RDR @ 120	RBR @ 333	RBRC	RBR @ 120	RBR @ 333	RBRC
N	3			2
Avg	0.10	0.14	0.10	0.02	0.07	0.00
StdDev	0.05	0.04	0.03	0.00	0.01	0.00
Average Relative Percent Difference(1)	2% (120 mbar), 29% (333 mbar)			123% (120 mbar), 177% (333 mbar)

Note:

(1)
Calculated as 2*absolute value of (RBR-External Lab)/(RBR+External Lab), expressed as a percentage.

Brine QA/QC

QA/QC procedures were implemented for laboratory chemistry analysis of brine samples obtained during drilling and pumping activities by Millennial Lithium, Arena Minerals, and Centaur. Each QA/QC program involved randomly inserting duplicates, check samples, field blank, and standards, with the following percent of quality control samples for each party: 21% for Millennial Lithium, 21% for Arena Minerals and 17% for Centaur. The purpose each QA/QC program was to confirm the accuracy and precision of the analysis, as well as to detect any potential contamination of the samples.

Norlabs was the primary laboratory used by Millennial Lithium while SGS was used as the secondary lab for check samples. This arrangement was in place until August 21, 2017, when Alex Stewart was replaced by SGS as the main laboratory. No registered secondary lab was used for check samples. Arena Minerals used SGS as their primary laboratory throughout the 2021/2 campaign, while Norlab was used as the main lab for Centaur throughout the 2018/9 campaign.

Accuracy which is the closeness of measurements to the “true” or accepted value was monitored by the random insertion of standards, and the implementation of check samples analysed by a secondary, independent laboratory.

Precision, the ability to consistently reproduce a measurement in similar conditions, was monitored by submitting blind field duplicates to the laboratory, monitoring any variability in the sampling and analytical program. Contamination which is the transference of material from one sample to another was measured by inserting blank samples into the sample stream. By implementing a QA/QC program that monitors these three factors, it is possible to ensure the reliability and accuracy of the laboratory results.

Millennial Lithium duplicate brine samples

To ensure the laboratory’s precision, duplicate brine samples were submitted to the same facility. Millennial Lithium’s Phase II and Phase III exploration programs included a total of 51 duplicate samples, some of these also used as check samples. 16 duplicates and their original samples were submitted to Norlab (Alex Stewart), while 35 were submitted to SGS. The following two tables list the main statistics regarding the duplicates versus their original samples for lithium and potassium for each laboratory.

Statistical analysis of duplicate samples – Norlab

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	16	16	16	16
Min	247.1	273.8	2783.2	3300.5
Max	579.4	570.7	6092.0	6367.8
Mean	478.5	471.8	5147.9	5047.5
Std Dev	92.0	85.6	926.4	817.1
RPD	1.4		2.0

Statistical analysis of duplicate samples – SGS

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	35	35	35	35
Min	10.0	10.0	15.0	15.0
Max	701.0	758.0	6,660.0	7,170.0
Mean	415.6	416.2	4,340.5	4,362.1
Std Dev	155.4	162.1	1,574.4	1,653.4
RPD	0.2		0.5

The assay results for duplicate samples at both Norlab and SGS laboratories demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The highest Relative Percent Difference (“RPD”) is only 2% for Norlab and 0.5% for SGS. This is significantly lower than the commonly accepted 10% cut-off and suggests that the laboratory’s analytical procedures are consistently producing results that are in close agreement with each other.

Millennial Lithium check samples

To test the laboratory’s accuracy, samples were randomly selected and analysed at a secondary and independent laboratory - SGS. It’s important to note that this only occurred before August 21, 2017, when SGS replaced Alex Stewart as the main laboratory. Since that date, no secondary laboratory has been registered for check samples. Millennial Lithium’s Phase II and III exploration programs included 29 check samples to both primary and secondary labs. The main statistics regarding the check samples for lithium and potassium are listed in the table below:

Statistical analysis of check samples – Norlab & SGS

Statistic	Norlab-Li (mg/L)	SGS-Li (mg/L)	Norlab-K (mg/L)	SGS-K (mg/L)
Count	29.0	29.0	29.0	29.0
Min	0.5	10.0	2.5	10.0
Max	554.4	714.0	5424.3	7740.0
Mean	468.8	543.9	4779.2	5916.2
Std Dev	104.1	123.8	970.3	1248.8
RPD	14.8		21.3

The assay results for check samples between Norlab and SGS fall within a 20% relative difference for lithium, but slightly over 20% for potassium. A RPD over 20% indicate that there may be an issue with the accuracy of one or both laboratories testing methods, but this cannot be determined solely by the RPD value, and further investigation is needed to identify the cause of the discrepancy. The RPD value for lithium of 14.8% is within the accepted 20% cut-off, but still suggests there is some difference between the results obtained by the two labs.

The check samples for both lithium and potassium show a failure rate that exceeds the accepted 10% cut- off. However, one of the three failures for lithium falls only marginally beyond the failure line which, if considered acceptable, would result in a failure rate of 6.9%. In contrast, the failure rate for potassium is 58.6%, with several samples falling beyond the failure line, indicating an unacceptable level of variation.

Millennial Lithium field blanks

To measure potential contamination 32 blank samples consisting of distilled water were inserted into the sample stream and sent to the laboratories for analysis. Norlab received 10 blanks, while SGS received 22. Neither laboratory detected any lithium in the samples, although traces of potassium were detected by Norlab. It is important to note that the detected potassium concentrations were below the standard safe limit, which is generally considered to be three times the detection limit.

Millennial Lithium standard samples

The Millennial Lithium sampling program utilized two types of standards. The first standard, ‘RR’, consisted of a large sample of brine collected from the Salar de Pastos Grandes during testing at well PGPW16-01 with the concentrations being obtained from a round robin style quality control check. Five RR standards were sent to Norlab for analysis while 26 samples were sent to SGS. The concentrations (best values) of the standard obtained through the round robin are shown in the table below.

Element concentrations (best values) for Standard RR – Millennial Lithium

Sample	Li (mg/L)	Ca (mg/L)	Mg (mg/L)	B (mg/L)	Na (mg/L)	K (mg/L)	Density (g/mL)	EC (mS/cm)	TDS (mg/L)
PGS17153	450.2	618.8	3,033.9	774.9	107,255.0	4,890.0	1.2	189.0	334,800.0

The second type of standard, ‘INBEMI’, consisted of a synthetic solution prepared by the National University of Salta. INBEMI standards were only sent to SGS for analysis, amounting to a total of six samples. The concentration values for this standard are reported in the table below.

Element concentrations for Standard INBEMI ML

Sample	Li (mg/L)	Ca (mg/L)	Mg (mg/L)	B (mg/L)	Na (mg/L)	K (mg/L)	SO4 (mg/L)	Density (g/mL)
PGS17153	295.0	440.0	189.0	532.0	75,518.0	3,188.0	189.0	1.2

The RR standards analysed by Norlab show that none of the lithium nor potassium values fall outside the ± 2 standard deviations from the mean. Additionally, all lithium values fall within the ± 5% range of the reference values while only one potassium value falls outside this range. There were not enough INBEMI standard samples analysed by Norlab to conduct a graphical analysis as the moving average does not have enough data.

Notably, a bias check for the assay results revealed a negative bias ranging from -3.1% for Li to -5.7% for potassium indicating that the measured values are consistently lower than the expected or reference values. However, this detected bias is well below the accepted 10% and is not considered to be significant.

The RR standards analysed by SGS show that 6 out of 26 samples had a bias over the accepted limit of 10% bias lithium with no outliers and a total relative bias of -1.9% which is considered acceptable. Similarly, the potassium samples present 4 out of 26 values over 10% bias with one outlier, and a total relative bias of -3.1%, also deemed acceptable.

Regarding the INBEMI standards analysed by SGS, 2 out of 6 lithium samples showed a bias over 10% with no outliers and a total relative bias of 0%. For potassium samples show 1 out of a total of 6 had a bias over 10%, with no outliers and a total relative bias of 0%.

In summary, while some individual samples showed a bias beyond the generally accepted 10% limit, the overall bias for both lithium and potassium within the standard samples analysed by both laboratories is considered acceptable with the highest being -5.7% for lithium within the RR standards assayed by Norlab.

Arena Minerals duplicate brine samples

SGS was used as the main assay laboratory by Arena Minerals and to ensure that the precision of the lab was acceptable, a total of 9 duplicate brine samples were submitted. There were no check samples used during the Arena Minerals drilling campaign due to COVID-19 related issues. The table below lists the main statistics regarding the duplicates for lithium and potassium.

Statistical analysis of duplicate samples – SGS

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	9.0	9.0	9.0	9.0
Min	33.6	31.9	197.0	177.9
Max	658.8	657.8	6022.9	6075.6
Mean	419.1	413.8	3726.1	3686.1
Std Dev	185.0	183.3	1788.9	1757.4
RPD	1.3		1.1

The assay results for duplicate samples at SGS demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The RPD is low, with values of only 1.3% for lithium and 1.1% for potassium. These are significantly lower than the commonly accepted 10% cut-off and suggests that the laboratory’s analytical procedures are consistently producing results that are in close agreement with each other.

There were no failures for neither lithium nor potassium within duplicates analysed by SGS. The generally accepted threshold for failure rates is 10%, so duplicates are not only considered acceptable, but the lack of failures suggests high precision within the SGS laboratory for the current project.

Arena Minerals field blanks

To measure potential contamination within the sampling process a total of six blank samples consisting of distilled water were inserted into the sample stream and sent to the SGS laboratory for analysis. Neither lithium nor potassium were detected in any samples, therefore all concentrations were below the standard safe limit, which is generally considered to be three times the detection limit.

Arena Minerals standard samples

The Arena sampling program utilized two different standards, both obtained from brine within Salar de Pastos Grandes and named STD-1 and STD-2. Six samples were sent to SGS for analysis for each standard, amounting to a total of 12 standard samples. Their respective concentrations (best values) were obtained from a round robin style quality control check and are shown in the table below:

Element concentrations (best values) for Standards 1 & 2 – Arena Minerals

Sample	Li (mg/L)	Mg (mg/L)	Na (mg/L)	K (mg/L)
STD-1	645.7	2,395.5	55,435.8	6,709.8
STD-2	352.6	1,292.0	29,825	3,682.5

The STD-1 standard has no outliers nor values with a bias higher than 10% for neither lithium nor potassium, which suggests high accuracy and precision. Two lithium values fall outside the ± 5% variation from the reference value which still can be considered acceptable. The total relative bias for lithium is 6.7% and 2.6% for potassium, indicating that the measured values are consistently higher than the reference values, but are both within the acceptable 10% threshold. Finally, no values of lithium nor potassium fall outside the ± 2 standard deviations from the mean.

The STD-2 standard has no outliers but has one value with a bias higher than 10% for both lithium and potassium. Additionally, the same lithium and potassium value falls outside the ± 5% variation from the reference value, although can still be considered acceptable. The total relative bias for lithium is 7.3% and 3.6% for potassium indicating that the measured values are consistently higher than the reference values but are both within the acceptable 10% threshold. Finally, no values of lithium nor potassium fall outside the ± 2 standard deviations from the mean.

In summary, while some individual samples showed a bias beyond the generally accepted 10% limit, the overall bias for both lithium and potassium within the standard samples analysed by both laboratories is considered acceptable, with the highest being 7.3% for lithium within the STD-2 standard.

Centaur duplicate brine samples

Norlab was used as the main laboratory by Centaur and to ensure acceptable precision within the lab, a total of six duplicate brine samples were submitted to the same facility. To date, there is no data regarding the use of check samples for the Pastos Grandes Project developed under Centaur. The table below lists the main statistics regarding the duplicates for lithium and potassium.

Statistical analysis of duplicate samples – Norlab

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	6.0	6.0	6.0	6.0
Min	409.6	411.5	2,894.1	2,886.7
Max	548.3	627.9	5,093.1	5,213.7
Mean	507.3	543.2	4257.6	4617.1
Std Dev	52.5	65.8	880.1	824.0
RPD	6.8		8.1

The assay results for duplicate samples at Norlab demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The Relative Percent Difference (RPD) is below the commonly accepted 10% cut-off for lithium and potassium, with values of 6.8% and 8.1% respectively. This suggests that the laboratory’s analytical procedures are consistently producing results that are in close agreement with each other.

Out of the six duplicates tested, only one failure occurred for lithium while there were no failures for potassium. This translates to a 16.7% failure rate for lithium and 0% for potassium. The generally accepted failure rate threshold is 10% which means that duplicates are considered acceptable for potassium but unacceptable for lithium. However, it is important to note that the sample size taken under Centaur is limited, with only six duplicates assayed.

Therefore, in this case, a single failure surpasses the 10% threshold. Taking this into consideration a 16.7% failure rate is deemed to be acceptable.

Centaur field blanks

To measure potential contamination a total of five blank samples consisting of distilled water were inserted into the sample stream and sent to Norlab for analysis. Neither lithium nor potassium were detected in any samples, which means that all concentrations were below the standard safe limit, generally considered to be three times the detection limit.

Centaur standard samples

The Centaur sampling program utilized two different standards both obtained from brine within Salar de Pastos Grandes with their respective concentrations being obtained from a round robin style quality control check. These standards were named STD-A and STD-B, and three samples of the former were sent to the lab for analysis while only two of the latter were assayed. The concentrations (best values) for each standard obtained through the round robin are shown in the table below:

Element concentrations (best values) for Standards A & B – CR

STD-A	707.0	4,641.9	111,699.2	7,041.9
STD-B	370.5	2,444.3	58,074.0	3,543.1

The STD-A standard has no outliers nor values with a bias higher than 10% for neither lithium nor potassium, which suggests high accuracy and precision. Similarly, no lithium nor potassium values fall outside the ± 5% variation from the reference value, which is also a good indicator of accuracy and precision. The total relative bias for lithium and potassium is 0% indicating that the measured values are in accordance with the reference values. No lithium nor potassium values fall outside the ± 2 standard deviations from the mean.

Mining Operations

Based on the results of the pumping tests carried out for the Pastos Grandes Project (as described above) brine abstraction from the Salar de Pastos Grandes will take place by installing and operating a conventional production wellfield. Pumping rates of individual wells could range between 20 l/s and 45 l/s. Well completion depths will vary between 200 m and 600 m (lower brine aquifer). The brine wellfield configuration will be finalized as part of the on-going Project optimization.

Planned Exploration and Development

The following technical work may further advance the Pastos Grandes Project towards construction and into production.

•
Incorporate the lithium resources hosted on the Arena Minerals properties into the resource estimate for the Pastos Grandes Project so that these resources can be properly incorporated in the numerical groundwater flow and transport modeling for final brine production wellfield design, evaluation of potential environmental constraints, and the estimation of updated reserves.
•
Carry out a 30-day pumping test on Arena Minerals production well PW-1 to characterize the southern extent of the lower brine aquifer.
•
Drill three deep core holes into the lower brine aquifer to improve the confidence level of geological and drainable porosity parameters in the central clastics and basal gravel /breccia units. These holes should be completed as deep monitoring wells for additional observations point during the additional pumping tests recommended.
•
Carry out 30-day pumping tests in existing brine production wells PGPW18-15 and PGPW18-17 with water level monitoring in the above-mentioned new observations points.

•
Carry out 7-day pumping test on water production wells PGMW19-2 and PGPW19-3; along with additional groundwater exploration work to secure future water supply requirements from freshwater resources within the Pastos Grandes and Sijes basins.
•
Numerical modelling should be resumed with the Arena Minerals developed 3D FEFLOW groundwater flow and transport model for the basin to carry out predictive simulations for the design and layout of the future brine production wellfield, evaluation of potential environmental effects, and the preparation of updated lithium reserves for the Pastos Grandes Project.
•
Based on the results of the predictive model simulations, install three additional brine production wells in the lower brine aquifer.
•
Implement systematic hydro(geo)logical monitoring programs of surface water and groundwater features to reinforce the baseline characterization of the Pastos Grandes basin. Continue with the surveys and studies to improve the quantification of the water balance components of the basin.
•
Drill 7-10 deep exploration core holes aimed at increasing the lithium resource base of the Pastos Grandes Project.
•
Drill four industrial water exploration wells to evaluate the resources and optimize the production strategy, including Arena Minerals’ blocks to the North and East of the basin.

The estimated budget to complete and implement the above recommendations are shown in the table below:

Item	Cost

Pumping tests on existing wells (3)	US$360,000

Infill resource drilling (3 holes)	US$6,300,000

Resource exploration drilling (7 holes)	US$16,800,000

Production drilling (8 holes)	US$32,800,000

Hydrogeological monitoring programs	US$775,000

Internal Controls Over Mineral Resource and Reserve Estimates.

The Company has internal controls for reviewing and documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used, and ensuring the validity of the estimates. Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the project sites and is subject to our internal review process which includes review by appropriate management. An independent Qualified Person is contracted by the Company to certify resources and reserves estimates according to S-K 1300 standards.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2024 incorporated by reference into this annual report as Exhibit 15.1.

B. Liquidity And Capital Resources

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2024 incorporated by reference into this annual report as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

The Company does not hold any patents.

D. Trend Information

Lithium has unique properties that enables its use in many applications. It is the lightest metal and has a high electrochemical potential. Lithium-ion batteries are the most suitable technology for energy storage and the most electrochemically mature due to their high energy capacity. The largest applications for lithium chemicals are rechargeable batteries, but lithium chemicals are also used in the glass, lubricating greases, metallurgy, pharmaceutical, and polymer industries.

The outlook for lithium demand is positive, driven by the development of electromobility and the growing need for batteries in the electronics industry. Lithium has been listed as one of the critical elements by the U.S. Department of Energy based largely on its importance in rechargeable batteries. Lithium-ion battery is the preferred form for high-density applications like EVs and portable electronics. A full-electric EV can require over 50 kg of LCE in the battery. By 2033, it is estimated that energy storage could represent 95% of global lithium demand. Lithium consumption is expected to increase significantly in the coming years driven by an increase in demand for EVs. According to Lithium Quarterly Market review from iLiMarkets issued on October 2024, EV sales have grown by 3.5 -4.0 million EVs per year over the last three years, which represents between 150-200 kMT-LCE incremental demand year on year.

Lithium occurs in the structure of pegmatitic minerals, the most important of which is spodumene (hard rock) and due to its solubility as an ion, is also commonly found in brines and clays. Pure lithium does not occur freely in nature, only in compounds. Starting in the 1980s, brine-based lithium chemicals provided most of the supply; however, in recent years’ hardrock forms have surpassed brine as the largest feedstock for lithium chemical production. The US Geological Survey estimates global lithium reserves of 147 MT of LCE (USGS, January 2024). The world's largest known lithium reserves are in Chile, which accounts for 34% of lithium reserves, followed by Australia with 22%, and Argentina in third place, accounting for 13% of global reserves. China is a global leader in lithium refining and battery production, with a highly advanced and integrated supply chain. It imports raw lithium minerals, mainly from Australia and South America, and then processes it into battery-grade lithium compounds, such as lithium hydroxide and lithium carbonate.

As the transition towards sustainable energy solutions accelerates, lithium has become a critical raw material. Over the past decade, supply constraints and oversupply at different times have contributed to significant price fluctuations. In recent years, prices saw dramatic increases between 2021 and 2023, peaking for a short period of time at around US$80 per kg, before seeing a significant decline and downward trend continue through 2024. Investments in lithium extraction technologies, such as DLE, and the expansion of mining capacity could impact the future supply/demand balance and pricing landscape. Market analysts predict that lithium prices may stabilize in the coming years as supply chains adapt to growing demand and new production methods are developed.

E. Critical Accounting Estimates

See Note 3 of the Company’s financial statements for the year ended December 31, 2024 in this annual report for a description of our critical estimates and accounting judgements and material accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are the directors and Named Executives (as defined below) of the Company:

Name	Age(1)	Position	Date of Appointment as Director
John Kanellitsas	63	Executive Chair	September 4, 2015
Samuel Pigott	41	President and Chief Executive Officer	March 19, 2024
George Ireland*	68	Lead Director	November 13, 2015
Diego Lopez Casanello*	51	Director	October 3, 2023
Robert Doyle*	56	Director	October 3, 2023
Franco Mignacco	42	Chair of the Shareholder Committee of Exar and Director**	September 4, 2015
Monica Moretto*	59	Director	March 19, 2024
Calum Morrison*	45	Director	October 3, 2023
Alec Meikle	36	Executive Vice President, Corporate Development	N/A
Alex Shulga	42	Vice President and Chief Financial Officer	N/A
Mariano Chiappori	55	Vice President and Chief Operating Officer	N/A

Note:

* Independent Director

** Mr. Mignacco was formerly President of Exar until December 6, 2024, at which time he became Chair of the Shareholder Committee of Exar.

(1)As of March 14, 2025

Biographical information with respect to each of our directors and our Named Executives is set forth below.

John Kanellitsas, Executive Chair

Mr. Kanellitsas is the Executive Chair of the Company. He joined the Company (when formerly known as Lithium Americas Corp.) in June 2013 and has been a director of the Company and has served in various executive roles with the Company since September 2015. He also served as the Interim CEO from October 2023 until March 2024. Mr. Kanellitsas also serves as a director of Largo Physical Vanadium Corp. and Lithium Royalty Corp.

He has over 25 years of experience in the investment banking and asset management industries. He co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has a Bachelor of Science in Mechanical Engineering from Michigan State University and a Master of Business Administration from the University of California in Los Angeles.

Samuel Pigott, President and Chief Executive Officer

Mr. Pigott joined the Company as President and Chief Executive Officer on March 18, 2024 and as a director on March 19, 2024. Prior to this, he served as Head of Business Development, of Ganfeng from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles.

Mr. Pigott holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University.

George Ireland, Lead Director

Mr. Ireland joined the Company as a director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

He graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

Diego Lopez Casanello, Director

Mr. Casanello joined the Company as a director in October 2023 with the Separation Transaction. He has served as Chief Executive Officer of Farmers Business Network, Inc. (farmer-to-farmer network and e-commerce platform) since March 2024; Managing Partner of Vidavo Ventures (venture capital firm focused on decarbonization technologies) since March 2022; and Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021. Prior to this he served as President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from March 2019 to May 2021 and as the Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. He currently serves on the board of Profile Products LLC since November 2021 (environmental solutions).

Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.

Robert Doyle, Director

Mr. Doyle joined the Company as a director in October 2023 with the Separation Transaction. He has been a corporate director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX-listed gold producer) since June 2022 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023. He previously served as CFO of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.

Mr. Doyle has over 20 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

Franco Mignacco, Director

Mr. Mignacco has been a director of the Company since September 2015 and has been serving on the board of Full Circle Lithium Corp. since April 21, 2023. He served as President of Exar from June 2013 – December 2024, overseeing operations and development of the Cauchari-Olaroz mineral project. Previously, he was the Vice Chair of the former Lithium Americas Corp. from June 2013 to September 2015 prior to its merger with Western Lithium USA Corp.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.

Monica Moretto, Director

Ms. Moretto joined the Company as a director in March 2024. She has served as Vice President, Social Sustainability, Diversity, and Inclusion of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.

Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada.

Calum Morrison, Director

Mr. Morrison joined the Company as a director in October 2023 with the Separation Transaction. He has served as a corporate director since February 2023, serving on the board of Snowline Gold Corp. He previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; VP Business Development and CFO of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation; and Senior Commercial Lead, Corporate Development of Teck Resources Ltd. (leading copper, zinc, coal and energy producer) from June 2013 to October 2019.

Mr. Morrison has over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. He has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.

Alec Meikle, Executive Vice President, Corporate Development

Mr. Meikle has over 15 years experience in capital markets and the resource industry. Prior to joining the Company (formerly Lithium Americas Corp.) in 2016, Alec was a research analyst at Cormark Securities covering base metals and lithium companies. In his various capacities with the Company, Alec has been responsible for over $2 billion in M&A and financing transactions. He holds a Bachelor of Commerce from University of Toronto. Mr. Meikle currently resides in Europe.

Alex Shulga, Vice President and Chief Financial Officer

Mr. Shulga is a Chartered Professional Accountant (CPA-CGA) and a member of the Association of Chartered Certified Accountants (FCCA, UK). He has 20 years of experience in the mining sector focusing on finance management, corporate finance, financial reporting and compliance and mergers & acquisitions. Prior to joining the Company (formerly Lithium Americas Corp.) in 2018, Mr. Shulga held senior roles in audit and assurance practice at PricewaterhouseCoopers LLP. Currently, Mr. Shulga is a Director and Sponsorship Committee Chair for the Vancouver Chapter of Financial Executives International. He was Vice-President of Finance for Lithium Americas Corp. prior to assuming his current role at Lithium Argentina. Mr. Shulga earned an accounting degree and Master of Finance from Taras Shevchenko National University in Kyiv.

Mariano Chiappori, Vice President and Chief Operating Officer

Mr. Chiappori is a mechanical engineer with extensive expertise and experience managing complex businesses and projects at national and international levels. Before his eight-year tenure with lithium producer FMC Corp. (now Livent USA Corp.), where he held several senior roles including Global Director of Manufacturing and Supply Chain, Mr. Chiappori was Operations Manager for United Phosphorus Ltd. and managed both construction and industrial operations for Bunge Argentina. He was Vice-President of Lithium Americas’ Latin American Operations from July 2022 until October 2023, when he assumed his current role with Lithium Argentina. Mr. Chiappori holds a mechanical engineering degree from Universidad Nacional de la Plata, and a postgraduate degree in management development from the IAE Business School.

B. Compensation

Director Compensation

As a result of the Separation Transaction, the Company’s Board was reconstituted in October 2023 to be comprised of John Kanellitsas, George Ireland, Diego Lopez Casanello, Robert Doyle, Franco Mignacco and Calum Morrison. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board.

The Company’s director compensation program been redesigned to be competitive with the market in which we compete for qualified directors. The program is reviewed with the assistance of an independent compensation consultant from time to time to allow the Company to keep attracting and retaining qualified directors to serve on our Board.

The fee schedule for independent directors was updated subsequent to the Separation Transaction, on recommendation of Lane Caputo Compensation Inc. (Lane Caputo”), an independent compensation advisor to the Company, based on a benchmarking exercise to the peer group outlined below:

Compensation Peer Group
Aris Mining Corp.	Fortuna Silver Mines Inc.	Lithium Americas Corp.
Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.
Capstone Mining Corp.	IGO Limited	MP Materials Corp.
Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.
First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

Note that this peer group is the same peer group used to benchmark the Company’s executive compensation practices (see “Compensation Benchmarking” and “Compensation Peer Group” on page 98 and 99 for details on the compensation peer group development process).

Compensation paid to our independent directors is comprised of an annual cash retainer for serving on the Board and committees, payable in arrears in four quarterly installments, and an equity retainer in the form of annual deferred share unit (“DSU”) grants in accordance with the Company’s current Incentive Plan. Upon appointment to the Board, a pro-rated initial equity award will be made based on the amount of time until the next annual equity award.

Services by Independent Directors	Cash Retainer	Equity Retainer
Annual Base Fees (payable in arrears in four quarterly installments)
Lead Director	US$70,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Independent Director Fee (for all independent directors other than the Lead Director)	US$50,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Additional Fees for Serving on Committees (payable in arrears in four quarterly installments)
Annual Fee for acting as Chair of the Audit and Risk Committee	US$20,000 per year	-
Annual Fee for acting as Chair of the Governance, Nomination, Compensation and Leadership Committee	US$15,000 per year	-
Annual Fee for serving as a Chair of any other committee	US$10,000 per year	-

Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also Named Executives for the year ended December 31, 2024.

In 2024, we paid a total of US$1,052,912 in director compensation to independent directors. This includes fees paid to current directors but excludes compensation paid to Mr. Pigott, Mr. Kanellitsas and Mr. Mignacco who were not compensated for their services as directors.

Director Name	Fees Earned (US$) (1)	Share-Based Awards (US$) (2)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	$70,000	$150,000	-	-	-	-	$220,000
Diego Lopez Casanello	$60,000	$150,000	-	-	-	-	$210,000
Robert Doyle	$70,000	$150,000	-	-	-	-	$220,000
Monica Moretto (3)	$37,912	$150,000	-	-	-	-	$187,912
Calum Morrison	$65,000	$150,000	-	-	-	-	$215,000
Franco Mignacco (4)	$287,500	$465,623	-	-	-	250,000	$1,003,123

Notes:

(1)
Cash portion of fees paid to each director.
(2)
DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs being US$3.85 per DSU awarded in Q2 2024.
(3)
Ms. Moretto joined the Board in March 2024
(4)
Mr. Mignacco’s role as President of Exar ended on December 6, 2024, however, he continues to serve as a director of the Company and as Chair of the Shareholder Committee of Exar. In 2024, as compensation for serving as President of Exar, Mr. Mignacco received fees of $287,500. In connection with his retirement as President of Exar, Mr. Mignacco received a retirement payment of an aggregate of $500,000, comprised of a cash payment of $250,000 and the issuance of $250,000 of restricted share units (“RSUs”). Mr. Mignacco was not paid any fees to serve as a director of the Company in 2024, however, in 2025 Mr. Mignacco will be paid director fees.

The following table provides a breakdown of the fees earned by non-employee directors in the table above:

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Total (US$)
	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
George Ireland	Options	-	-	-
	Cash	$50,000	$10,000	$60,000
	DSUs	$150,000	-	$150,000
Diego Lopez Casanello	Options	-	-	-
	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
Robert Doyle	Options	-	-	-
	Cash	$37,912	-	$37,912
	DSUs	$150,000	-	$150,000
Monica Moretto (1)	Options	-	-	-
	Cash	$50,000	$15,000	$65,000
	DSUs	$150,000	-	$150,000
Calum Morrison	Options	-	-	-
	Cash	$537,500	-	$537,500
	RSUs	$465,623	-	$465,623
Franco Mignacco (2)	Options	-	-	-

Notes:

(1)
Ms. Moretto joined the Board in March 2024.
(2)
Mr. Mignacco’s role as President of Exar ended on December 6, 2024, however, continues to serve as a director of the Company and as Chair of the Shareholder Committee of Exar. In 2024, as compensation for serving as President of Exar, Mr. Mignacco received fees of $287,500. In connection with his retirement as President of Exar, Mr. Mignacco received a retirement payment of an aggregate of $500,000, comprised of a cash payment of $250,000 and the issuance of $250,000 of RSUs. Mr. Mignacco was not paid any fees to serve as a director of the Company in 2024, however, in 2025 Mr. Mignacco will be paid director fees.

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our incentive plans as of December 31, 2024 held by directors other than directors who are also disclosed as Named Executives.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name	Number of securities underlying unexercised Options (#)	Options exercise price (US$)	Options expiration date	Value of unexercised in-the-money Options (US$) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (2)	Market or payout value of share- based awards not paid out or distributed (US$)
George Ireland	150,000	$5.56	3-Dec-30	-	251,861	$659,876	-
Diego Lopez Casanello	150,000	$5.56	3-Dec-30	-	113,961	$298,578	-
Robert Doyle	150,000	$5.4	3-Dec-30	-	113,961	$298,578	-
Monica Moretto (3)	-	-	-	-	46,683	$122,309	-
Calum Morrison	150,000	$5.4	3-Dec-30	-	113,961	$298,578	-
Franco Mignacco (4)	150,000	$5.4	3-Dec-30	-	233,077	610,662	-
	60,000	$3.85	20-Jun-29	-	-	-	-

Notes:

(1)
The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62 and the exercise price of the Options.
(2)
The market value of unexercised share-based awards is calculated on the basis of the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.
(3)
Ms. Moretto joined the Board in March 2024.
(4)
Franco Mignacco retired from his role as President of Exar on December 6, 2024, however, continues to serve as a director of the Company and as Chair of the Shareholder Committee of Exar.

Anti-hedging requirements are set out in our Securities Trading Policy and apply to all directors.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2024, for all directors other than directors who are also disclosed as Named Executives:

Name	Option-based awards value vested during the year (US$)	Share-based awards value vested during the year (US$) (1)	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	0	0	0
Diego Lopez Casanello	0	0	0
Robert Doyle	0	0	0
Monica Moretto (2)	0	0	0
Calum Morrison	0	0	0
Franco Mignacco (3)		$23,896

Notes:

(1)
Value vested during the year” means the aggregate dollar value of the Shares that are issued on the vesting of DSUs and RSUs. This amount is calculated using the closing market price of the Shares on the dates on which the DSUs and RSUs vested during the year ended December 31, 2024. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.
(2)
Ms. Moretto joined the Board in March 2024.
(3)
Franco Mignacco retired from President of Exar position on December 6, 2024 and continued being a director of the company.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

Executive Compensation

As a result of the Separation Transaction, our executive management was reconstituted in October 2023 to be comprised, among others, of John Kanellitsas, Executive Chair, President and Interim CEO, and Alex Shulga, Vice President and CFO. On March 18, 2024, Sam Pigott joined the Company as President and CEO. This section includes historical information with respect to executive compensation prior to the Separation Transaction as well as information regarding our practices post-Separation Transaction.

The Governance, Nomination, Compensation and Leadership Committee, on behalf of the Board, is responsible for overseeing the Company’s executive compensation program.

In 2023, the Board adopted an Incentive Compensation Recovery Policy, which provides for the recovery of erroneously awarded incentive compensation from covered executives in the event that the Company is required to prepare an accounting restatement due to material non-compliance of the Company with any financial reporting requirements under United States securities laws and NYSE requirements. A copy of the Incentive Compensation Recovery Policy can be found on the Company’s website at www.lithium-argentina.com.

Executive Compensation Philosophy

The Company’s goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of our program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program, with a particular emphasis on compensating executives through equity securities to better align executives’ financial interests with the interests of shareholders. The goals of our executive compensation program are:

•
To attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;
•
To pay for performance of our executives through our performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objective each year, thereby furthering the interests of the Company, and adding an at-risk component to executive compensation;
•
To recognize the contribution of our executives to our profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and
•
To align the financial interests of executives with the interests of our shareholders and the Company’s overall performance through the award of equity incentives that expose executives to the risks and rewards of ownership of our Company’s equity securities.

As an operational stage lithium mining and processing company that recently commenced production of battery grade lithium products, we are dependent on individuals with specialized skills and knowledge related to mining exploration, development and operations, capital projects management, chemical processing for lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. We operate in regions where competition for talent is increasingly strong, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

For the year ended December 31, 2024, our compensation program included the following components: base salary, short-term incentive (“STI”) annual performance award generally payable 100% in short-term vesting RSUs, long-term incentive (“LTI”) performance award payable 100% in three year vesting RSUs , and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for our executives and staff generally.

2024 was another transformational year for the Company with the achievement of commercial production at Cauchari-Olaroz, the Pastos Grandes Transaction, the successful advancement of the Company following the Separation Transaction and the strategic continuation of the Company to Switzerland, which are accomplishments for which our executives deployed significant time and efforts. Management and the Governance, Nomination, Compensation and Leadership Committee worked with Lane Caputo, an independent compensation advisor to the Company, to evaluate and refine a new executive compensation program for 2024 and beyond in line with the new attributes specific to the Company post-Separation Transaction.

Compensation Governance

Compensation matters are overseen by the Governance, Nomination, Compensation and Leadership Committee. All members of the committee are current or former executive officers/directors of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The committee also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

Compensation Advisor and Peer Group Benchmarking Review

To offer market competitive levels of compensation, we previously engaged Willis Towers Watson (“WTW”) in 2017 to provide independent compensation advisory services to the Governance, Nomination, Compensation and Leadership Committee and management on our compensation program. The benchmark compensation review completed by WTW, management and the Governance, Nomination, Compensation and Leadership Committee involved the development of a compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers in Canada, the United States and Australia who publicly disclose their compensation practices. After developing the compensation peer group, a comparison of target total direct compensation of our executives with that of the peer group was assessed, together with other industry compensation reports. From there increases to executive compensation were determined, taking effect in 2023.

Following the Separation Transaction, the Company engaged Lane Caputo to assist with developing a new fee schedule for independent directors based on a benchmarking exercise to a revised peer group.Lane Caputo also assisted in developing a new executive compensation program for 2024 in line with the new attributes specific to the Company post-Separation Transaction as described below.

There is no requirement for the Governance, Nomination, Compensation and Leadership Committee to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management.

Fees we paid to our independent compensation advisors, Lane Caputo for the 2024 fiscal year and WTW for the 2023 fiscal year are set out below.

Compensation Advisory Fees	For the years ended December 31,
	2024 (US$)	2023 (US$)
Executive compensation related-fees	$55,606	$20,353
All other fees	$3,381	$20,666
Total fees	$58,987	$41,019

Performance Evaluation and Compensation Process

The Company follows an internal compensation planning process. Parties participating in the process include management, the Governance, Nomination, Compensation and Leadership Committee and an independent compensation advisor as engaged from time to time. Executive compensation decisions and recommendations by management are made by our CEO and Executive Chair (the “Management Compensation Committee”). The Management Compensation Committee evaluates annual performance reviews and make recommendations to the Governance, Nomination, Compensation and Leadership Committee on performance awards for executives other than the CEO and Executive Chair. The Governance, Nomination, Compensation and Leadership Committee then reviews the recommendations in light of the Company’s compensation and retention strategy to ensure proposed awards are aligned with the overall design of the compensation program and the Company’s business needs, and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Chair are assessed by the Governance, Nomination, Compensation and Leadership Committee, which as a committee determines performance awards for these executives. Once the Governance, Nomination, Compensation and Leadership Committee and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the Governance, Nomination, Compensation and Leadership Committee with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for the CEO, Executive Chair and other senior officers of the Company.

The Company historically engaged an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked to compensation of a selected peer group. This process is overseen by the Governance, Nomination, Compensation and Leadership Committee, which receives recommendations from the consultant and determines if any changes are needed to our executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost-of-living adjustments to base salary for executives along with other staff and provide a recommendation for consideration by the Governance, Nomination, Compensation and Leadership Committee based on changes to indices measuring inflationary conditions in the regions where our executives and staff work.

Compensation Benchmarking

Benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility. The peer group for 2024 was recommended by Lane Caputo and selected based on the criteria set out below .

Criteria for Selection as Compensation Peers in 2024
Industry	Companies operating in industries that will overlap with the Company’s business targeting battery-grade lithium products, being the diversified metals and mining industry (including lithium)
Geographic Location

Publicly traded companies headquartered in North America were selected as many of the Company’s executives are based there and the Company is listed on the NYSE and TSX, along with Australia where many global, public lithium companies are headquartered

Size	Comparable size to the Company based on market capitalization, enterprise value and projected revenues, with the Company falling near the median point compared to peers

Compensation Peer Group

The criteria set out above were applied to develop the following compensation peer group of 15 companies, recommended by Lane Caputo the Governance, Nomination, Compensation and Leadership Committee, and approved by the Board.

Compensation Peer Group
Aris Mining Corp.	Fortuna Silver Mines Inc.	Lithium Americas Corp.
Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.
Capstone Mining Corp.	IGO Limited	MP Materials Corp.
Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.

First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

Named Executive Officers

The named executive officers ("Named Executives") set out below are the Company's CEO, CFO, Executive Chair and the two other highest paid executive officers for the 2024 fiscal year.

Named Executive	Officer's Title
John Kanellitsas	Executive Chair
Sam Pigott	Executive Director, President and Chief Executive Officer
Alex Shulga	Vice President and Chief Financial Officer
Mariano Chiappori	Vice President and Chief Operating Officer
Alec Meikle	Executive Vice President, Corporate Development

Elements of Executive Compensation

The Company generally utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company’s historical executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, alternating with a bi-annual benchmarking executive compensation review, and in non-benchmarking years a bi-annual cost-of-living adjustment.

Fixed compensation, recognizing individual experience, performance and responsibilities.

Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers, and facilitates recruitment of new talent in a competitive job market landscape.

STI Awards	RSUs with one-year vesting conditions. STI award = Base Salary x STI Target % x (Corporate Performance based on % weight by position + Individual Performance based on % weight by position).

Rewards performance by executives for achieving annual individual goals and corporate strategic goals.

Designed to motivate executives, recognize annual contributions by individuals, and align executive performance with corporate strategic priorities.

LTI Awards	RSUs with three-year vesting conditions. LTI = Base Salary x LTI retention factor.

Promotes longer-term retention and aligns long-term interests of our executives with those of shareholders.

At risk award that links long-term equity plan payouts to relative total share price performance over a three-year period

Rewards executives for industry out-performance.

Retirement Savings Plan Contributions

Annual contribution matching by the Company to a retirement savings plan, up to 3% of base salary, subject to a contribution ceiling established annually (2024 - US$23,000 for ages below 50; US$30,500 for ages 50 and over).

Market competitive benefit. Encourages retirement savings by our executives.

Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance. Health and wellness spending account.	Market competitive benefits. Encourages and supports health and wellness for our executives.

The Governance, Nomination, Compensation and Leadership Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive’s role and responsibilities within the Company. The committee’s focus is on remaining competitive in the market with respect to the Company’s total compensation program, in addition to certain components of executive compensation such as base salary and our performance-based compensation program.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. The Governance, Nomination, Compensation and Leadership Committee and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the committee and management are made with consideration of the Company’s financial resources and the following criteria, among others:

•
The particular responsibilities related to the position;
•
Salaries paid by comparable businesses and factoring in market conditions for talent;
•
The experience level of the executive; and
•
The executive’s overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the Governance, Nomination, Compensation and Leadership Committee for the CEO and Executive Chair. For other Named Executives excluding the CEO and Executive Chair, the assessment is made by management, and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is generally set for each executive position. Actual bonuses awarded are subject to a multiplier depending on actual performance for the year. STI compensation is discretionary and generally consists of a grant of RSUs. RSUs are awarded under the Incentive Plan.

Management determines recommendations for STI awards based on the outcome of annual performance reviews for each executive other than the CEO and Executive Chair. New grants take into consideration corporate and individual performance for the annual period and generally do not factor in prior grants made to an individual except if we are nearing the maximum number of Shares issuable under the Incentive Plan. Recommendations are submitted by management to the Governance, Nomination, Compensation and Leadership Committee for consideration and approval. The Governance, Nomination, Compensation and Leadership Committee determines STI awards for the CEO and Executive Chair, while all other awards are recommended by management with the Governance, Nomination, Compensation and Leadership Committee providing feedback as needed on the recommended amount of such awards. All grants for equity STI awards are approved by the Board.

During the year ended December 31, 2024, the Company utilized a corporate performance scorecard with objectives and various range weights based on position level as well as performance achieving individual goals for the year. Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the Governance, Nomination, Compensation and Leadership Committee. These goals and objectives are generally reflected in five broad categories as set out in the table below. Each category was assigned a particular weighting, with performance weighted on a scale of 1 to 5.

Category	Weighting	Rating	Payout
Safety & ESG	10%	3	100%
Operations at Cauchari-Olaroz	35%	5	200%
Finance	25%	5	200%
Growth Initiatives	10%	3	100%
Corporate Functions	20%	4	150%
Total Payout	100%		170%
Management Recommendation			150%

Management recommended, and the Governance, Nomination, Compensation and Leadership Committee accepted, a payout of 150% for overall corporate performance.

The individual performance and weighting of individual performance in respect of each named executive is set out in the table below.

Named Executive Officer	Individual Weighting	Individual Rating	Payout
John Kanellitsas, Executive Chair	0%	4	150%
Sam Pigott, President and Chief Executive Officer	0%	4	150%
Alec Meikle, Executive Vice President, Corporate Development	40%	5	200%
Alex Shulga, Vice President and Chief Financial Officer	35%	3.25	130%
Mariano Chiappori , Vice President and Chief Operating Officer	40%	3.25	130%

For 2024, the minimum, the STI target and maximum payout opportunity for each named executive is set out below, as a percentage of base salary. The STI award may be revised above or below the target set for any of our senior management, including named executives, in the Board’s discretion on recommendation from the Governance, Nomination, Compensation and Leadership Committee within the minimum and maximum ranges provided in the table.

Named Executive Officer	Minimum Payout	% of Base Salary Target	Maximum Payout	Actual Payout
John Kanellitsas, Executive Chair	0%	100%	200%	75%
Sam Pigott, President and Chief Executive Officer*	0%	100%	200%	117%
Alec Meikle, Executive Vice President, Corporate Development*	0%	75%	150%	62%
Alex Shulga, Vice President and Chief Financial Officer	0%	75%	150%	110%
Mariano Chiappori , Vice President and Chief Operating Officer	0%	75%	150%	100%

* Sam Pigott’s STI was pro rated to reflect his employment with the Company starting on March 18, 2024 and Alec Meikle’s STI was pro rated to reflect his employment with the Company starting on July 31, 2024.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company’s executive compensation program. LTI compensation is awarded to motivate performance by executives and promote retention with a strong focus on long-term alignment of executives’ interests with those of shareholders. Executives are also provided with an opportunity to share in the rewards of the Company’s performance, together with the associated risks of ownership of the Company’s securities.

For the year ended December 31, 2024, the Company awarded RSUs to executives as LTI awards under the Incentive Plan. The RSUs have a three-year vesting period. The Company has the discretion to award Options under the Incentive Plan, however, did not grant any Options as part of LTI.

LTI awards for the CEO and Executive Chair are determined by the Governance, Nomination, Compensation and Leadership Committee, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the Governance, Nomination, Compensation and Leadership Committee, with all awards being determined based on a combination of individual performance and consideration of long-term retention. The Governance, Nomination, Compensation and Leadership Committee then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The LTI awarded to each named executive for 2024 is set out below, as a percentage of base salary. Similar to STI awards, a LTI award may be revised for any of our senior management, including named executives, in the Board’s discretion on recommendation from the Governance, Nomination, Compensation and Leadership Committee.

Named Executive Officer	Minimum Payout	Maximum Payout	Actual 2024 Award

John Kanellitsas, Executive Chair	0%	200%	100%

Sam Pigott, President and Chief Executive Officer	0%	200%	163%

Alec Meikle, Executive Vice President, Corporate Development	0%	200%	153%

Alex Shulga, Vice President and Chief Financial Officer	0%	200%	175%

Mariano Chiappori , Vice President and Chief Operating Officer	0%	200%	147%

Benefits

We provide a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for our employees, including Named Executives.

Management Risks

The Governance, Nomination, Compensation and Leadership Committee and the Board periodically assess the implications of the risks associated with the Company’s compensation policies and practices.

The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the Governance, Nomination, Compensation and Leadership Committee Charter, the Governance, Nomination, Compensation and Leadership Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage Named Executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

The Company has a Securities Trading Policy, which applies to employees, officers, directors and consultants (“Covered Persons”) of the Company, its subsidiaries and joint venture interests, and also extends to any trading by trusts and holding companies controlled by Covered Persons. The Company also expects Covered Persons will ensure compliance by family and other members of their household.

The Securities Trading Policy stipulates that the Company and its Covered Persons are subject to restrictions against trading in securities of the Company while in possession of material information that has not been publicly disclosed. The Securities Trading Policy also prohibits hedging and derivatives trading, engaging in short sales and trading on margin or pledging the Company’s securities. The Securities Trading Policy is posted on our website.

Performance Graph

The graph and table compares the cumulative shareholder return on a C$100 investment in Shares to a similar investment in companies comprising the S&P/TSX Composite Total Return Index, including dividend reinvestment, for the period from January 1, 2019 to December 31, 2024:

Notes:

(1)
The cumulative return of the Company’s Shares is based on the closing prices of the Shares on the TSX on December 31, 2019, 2020, 2021, 2022 and 2023 or, if there was no trading on such date, the closing price on the last trading day prior to such date. It has been assumed that upon completion of the Separation Transaction, Lithium Americas Corp. common shares received were sold on October 4, 2023, and that the proceeds were reinvested in the Shares.
(2)
The S&P/TSX Composite Total Return Index is a total return index (C$), the calculation of which includes dividends and distributions reinvested.

As shown in the graph above, during the fiscal year ended December 31, 2024, the Company’s Share price declined relative to the S&P/TSX Composite Total Return Index for the 2024 calendar year, however, has increased relative to the S&P/TSX Composite Total Return Index over the 5-year timeframe. The Company believes that the share price performance has been impacted primarily by declining lithium commodity prices and macroeconomic factors affecting electric vehicle sales, such as high interest rates and high inflation. Over the same period, the price of lithium declined by approximately 40%.

The trend in overall compensation paid to the Company’s executive officers over this period has not directly tracked the performance of the market price of the Shares or the S&P/TSX Composite Total Return Index, however, as the majority of executive compensation is the form of equity-based compensation, executive compensation is substantially aligned with market performance. The unique circumstances of the Company in 2023 required a major reconfiguration of our management team and significant efforts of our management which was reflected in our compensation profile, with the development and commencement of production at the Cauchari-Olaroz, the successful acquisition of Arena Minerals, the completion of the Separation Transaction and the financing with GM for the development of the Thacker Pass project. Given the Company’s stage of development, the Company’s Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of LTI compensation in the form of preferred share units (“PSUs”) and RSUs is influenced by our Share price performance.

Summary Compensation Table

The table below sets out all compensation for Named Executives for our 2024, 2023 and 2022 fiscal years, including direct and indirect compensation. Named Executives who are also directors of our Company are not compensated for their services as directors. Incentive securities issued by the Company in the Separation Transaction in replacement of old incentive securities of the Company are not factored into the calculation of the amounts disclosed in the tables below.

Named Executive and Principal Position	Year (1)		Salary (US$)		Equity-Based Compensation (US$)				Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Share-Based Awards (US$) (2)(3)		Option-Based Awards (US$)		Annual Incentive Plans (3)
John	2024		420,000		734,999		-		-	-	-	1,154,999
Kanellitsas,	2023	(10)	420,000		2,103,500		1,316,300		56,536	-	-	3,896,336
Executive Chair	2022		400,000		1,023,172		-		193,125	-	-	1,616,297
Sam Pigott, President and Chief Executive Officer (6)	2024		316,667		2,236,495	(7)	1,309,000	(4)(7)	-	-	-	3,862,162
Alex Shulga,	2024		315,000		896,497		-		-	-	-	1,211,497
Vice President	2023	(10)	305,446		724,650		686,750		50,000	-	-	1,766,846
and Chief Financial Officer	2022		200,000		253,375		-		73,375	-	-	526,750
Mariano	2024		373,750		873,746		-		50,000	-	-	1,297,496
Chiappori, Vice President and Chief Operating	2023		373,750		386,884		398,000		50,000	-	-	1,208,634
Officer	2022		186,875		393,906		-		32,819	-	-	613,600
Alec Meikle,	2024		777,878	(9)	2,892,497	(7)	962,500	(5)(7)	-	-	-	4,632,875
Executive Vice President, Corporate	2023		511,065		-		-		-	-	-	511,065
Development (8)	2022		398,348		171,266		-		228,532	-	-	798,146

Notes:

(1)
Financial years ended December 31, 2024, December 31, 2023 and December 31, 2022.
(2)
Share-based awards consist of RSUs granted under the Incentive Plan. The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date. For RSUs, the fair value is based on the five-day VWAP of US$2.78 for 2023 RSUs (US$5.40 for 2023 RSUs and US$25.27 for 2022 RSUs) calculated as of the day prior to the grant date.
(3)
Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded in each year disclosed in the table.
(4)
The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a prices of US$5.18 until April 2, 2031. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company’s audited financial statements.
(5)
The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a prices of US$3.85 until June 20, 2031. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company’s audited financial statements.
(6)
Appointed Chief Executive Officer effective from March 19, 2024
(7)
Equity-based compensation consist of RSUs and Stock Options one time sign-on bonus granted under employment contracts.
(8)
Appointed Executive Vice President, Corporate Development on July 31, 2024.
(9)
Salary includes contractor fees before appointed as Executive Vice President, Corporate Development.
(10)
2023 compensations are adjusted to include equity-based compensation awarded in June 2024 for 2023 performance.

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Following a 2025 review of the Company’s Board compensation and LTI compensation for executives by Lane Caputo, the Board determined that equity incentives for executive officers should be in the form of RSUs and DSUs to directors, with no further Option awards. The fair value of Options granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2024, including awards granted during 2024 to each named executive, are set out below.

Option-based Awards (1)					Share-based Awards (1)
Named Executive	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$) (3)	Market or payout value of share- based awards not paid out or distributed (US$) (3)
John Kanellitsas, Executive Chair	250,000	5.56	3-Dec-30	0	1,169,449	3,063,956	0
	90,000	3.57	20-Jun-29	0	0	0	0
Sam Pigott, President and Chief Executive Officer (4)	250,000	5.18	2-Apr-31	0	224,000	586,880	172,920
	90,000	3.85	20-Jun-29	0	0	0	0
Oleksandr Shulga, Vice President and Chief Financial Officer	100,000	5.4	3-Dec-30	0	166,468	436,146	0
	75,000	3.85	20-Jun-29	0	0	0	0
Mariano Chiappori, Vice President and Chief Operating Officer	100,000	5.4	3-Dec-30	0	144,579	378,797	0
	60,000	3.85	20-Jun-29	0	0	0	0
Alec Meikle, Executive Vice President, Corporate Development (5)	250,000	3.85	20-Jun-31	0	574,155	1,504,286	111,798
				0	0	0	0

Notes:

(1)
The Company’s audited consolidated financial statements for the year ended December 31, 2024 use US$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 12 thereto.
(2)
The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62 and the exercise price of the Options.
(3)
The market value of unexercised share-based awards is calculated on the basis of the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62. These amounts reflect the maximum amount of Shares which may become issuable in accordance with the terms of such RSUs and PSUs.
(4)
Appointed Chief Executive Officer effective from March 19, 2024

(5)
Appointed Executive Vice President, Corporate Development on July 31, 2024.

Value of Awards Vested or Earned in 2024

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2024 for each named executive:

Named Executive	Option-based awards value vested during the year (US$) (1)	Share-based awards value vested during the year (US$) (2)	Non-equity incentive plan compensation value earned during the year (US$)
John Kanellitsas, Executive Chair	0	114,491	0
Sam Pigott, President and Chief Executive Officer (3)	0	211,200	0
Alex Shulga, Vice President and Chief Financial Officer	0	43,332	0
Mariano Chiappori, Vice President and Chief Operating Officer	0	0	0
Alec Meikle, Executive Vice President, Corporate Development (4)	0	169,927	0

Notes:

(1)
The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes.
(2)
“Value vested during the year” means the aggregate dollar value of the Shares that are issued on the vesting of RSUs and PSUs. This amount is calculated using the closing market price of the Shares on the dates on which the RSUs and PSUs vested during the year ended December 31, 2024.
(3)
Appointed Chief Executive Officer effective from March 19, 2024.
(4)
Appointed Executive Vice President, Corporate Development on July 31, 2024.

Other Compensation and Pension Benefits

The Company did not have any other pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Employment Agreements

The following descriptions of employment agreements with the Company’s Named Executives are effective as of December 31, 2024. On January 23, 2025, in connection with the Company’s continuation to Switzerland, the Company entered into new employment agreements (the “2025 Employment Agreements” and each a “2025 Employment Agreement”) with John Kanellitsas, Executive Chair, Sam Pigott, President & Chief Executive Officer, Alec Meikle, Executive Vice President, Corporate Development, and Alex Shulga, Vice President and Chief Financial Officer. The 2025 Employment Agreements reflect certain changes required by Swiss law that, among other things, removed payments on termination and on termination after a “Change of Control”.

John Kanellitsas, Executive Chair

As at December 31, 2024, Mr. Kanellitsas was paid a base annual salary of US$420,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (the “Kanellitsas STI Bonus”) and long-term incentive compensation at a target rate of 75% of base salary.

On termination of employment without “Cause”, because of “Disability” or for “Good Reason”, each as defined in Mr. Kanellitsas' employment agreement, Mr. Kanellitsas will receive the following severance package: (a) 18 months (the “Kanellitsas Severance Period”) of base salary; (b) 1.5 times Kanellitsas STI Bonus he received for the year prior to the year in which his employment terminates; (c) accelerated vesting of any equity Awards scheduled to vest during the Kanellitsas Severance Period; and (d) continuation of benefits coverage during the Kanellitsas Severance Period or reimbursement for replacement coverage (the “Kanellitsas Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such “Change of Control”, Mr. Kanellitsas’ employment is terminated by the Company or Mr. Kanellitsas resigns for “Good Reason” then Mr. Kanellitsas shall be entitled to the Kanellitsas Severance Package, except the Kanellitsas Severance Period shall be 24 months.

Mr. Kanellitsas’ 2025 Employment Agreement removed Mr. Kanellitsas’ entitlement to the Kanellitsas Severance Package, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Kanellitsas’ employment is terminated by the Company or Mr. Kanellitsas resigns for “Good Reason”.

Sam Pigott, President and Chief Executive Officer

As at December 31, 2024, Mr. Pigott was paid a base annual salary of US$400,000, and was eligible to receive short-term incentive compensation (the “Pigott STI Bonus”) and long-term incentive compensation.

On termination of employment without “Cause”, because of “Disability” or for “Good Reason”, each as defined in Mr. Pigott’s employment agreement, Mr. Pigott will receive the following severance package: (a) 12 months (the “Pigott Severance Period”) of base salary; (b) the Pigott STI Bonus he would have earned through the Pigott Severance Period based on the Pigott STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Pigott Severance Period or reimbursement for replacement coverage (the “Pigott Severance Package”). Notwithstanding the foregoing, the Severance Period shall increase by two months on each anniversary of the effective date of the employment agreement, up to a maximum Severance Period of eighteen (18) months.

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such “Change of Control”, Mr. Pigott’s employment is terminated by the Company or Mr. Pigott resigns for “Good Reason” then Mr. Pigott shall be entitled to the Pigott Severance Package, except the Pigott Severance Period shall be 24 months.

Mr. Pigott’s 2025 Employment Agreement increased his annual base salary from US$400,000 to US$450,000 and removed Mr. Pigott’s entitlement to the Pigott Severance Package, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Pigott’s employment is terminated by the Company or Mr. Pigott resigns for “Good Reason”.

Alec Meikle, Executive Vice President, Corporate Development

As at December 31, 2024, Mr. Meikle was paid a base annual salary of US$360,000, and was eligible to receive short-term incentive compensation (the “Meikle STI Bonus”) and long-term incentive compensation.

On termination of employment without “Cause”, because of “Disability” or for “Good Reason”, each as defined in Mr. Meikle’s employment agreement, Mr. Meikle will receive the following severance package: (a) 24 months (the “Meikle Severance Period”) of base salary; (b) the Meikle STI Bonus he would have earned through the Meikle Severance Period based on the Meikle STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Meikle Severance Period or reimbursement for replacement coverage (the “Meikle Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such “Change of Control”, Mr. Meikle’s employment is terminated by the Company or Mr. Meikle resigns for “Good Reason” then Mr. Meikle shall be entitled to the Meikle Severance Package.

Mr. Meikle’s 2025 Employment Agreement removed Mr. Meikle’s entitlement to the Meikle Severance Package, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Meikle’s employment is terminated by the Company or Mr. Meikle resigns for “Good Reason”.

Alex Shulga, Vice President and Chief Financial Officer

As at December 31, 2024, Mr. Shulga was paid a base annual salary of US$315,000, and was eligible to receive short-term incentive compensation (the “Shulga STI Bonus”) and long-term incentive compensation.

On termination of employment without “Cause”, because of “Disability” or for “Good Reason”, each as defined in Mr. Shulga’s employment agreement, Mr. Shulga will receive the following severance package: (a) 12 months (the “Shulga Severance Period”) of base salary; (b) the Shulga STI Bonus he would have earned through the Shulga Severance Period based on the Shulga STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Shulga Severance Period or reimbursement for replacement coverage (the “Shulga Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such “Change of Control”, Mr. Shulga’s employment is terminated by the Company or Mr. Shulga resigns for “Good Reason” then Mr. Shulga shall be entitled to the Shulga Severance Package, except the Shulga Severance Period shall be 24 months.

Mr. Shulga’s 2025 Employment Agreement increased his annual base salary from US$315,000 to US$350,000 and removed Mr. Shulga’s entitlement to the Shulga Severance Package, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Shulga’s employment is terminated by the Company or Mr. Shulga resigns for “Good Reason”.

Mariano Chiappori, Vice President and Chief Operating Officer

As at December 31, 2024, Mr. Chiappori was paid a base annual salary of US$373,750, and was eligible to receive short-term incentive compensation (the “Chiappori STI Bonus”) and long-term incentive compensation.

On termination of employment without “Cause”, because of “Disability” or for “Good Reason”, each as defined in Mr. Chiappori’s employment agreement, Mr. Chiappori will receive the following severance package: (a) 12 months (the “Chiappori Severance Period”) of base salary; (b) the Chiappori STI Bonus he would have earned through the Chiappori Severance Period based on the Chiappori STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Chiappori Severance Period or reimbursement for replacement coverage (the “Chiappori Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such “Change of Control”, Mr. Chiappori’s employment is terminated by the Company or Mr. Chiappori resigns for “Good Reason” then Mr. Chiappori shall be entitled to the Chiappori Severance Package, except the Chiappori Severance Period shall be 18 months.

Termination and Change of Control Benefits

The following table discloses, as of December 31, 2024, the estimated incremental payments and benefits that might be paid under the various plans and arrangements to current Named Executives in the event of termination without cause and termination following a change of control (assuming an effective date of December 31, 2024, for each termination scenario).

Named Executive Officer	Element of Compensation (3)	Termination Without Cause (2) US$	Change of Control (1)(2) US$
	Salary	630,000	840,000
John Kanellitsas,	Bonus	472,499	629,998
Executive Chair(4)	Equity	2,317,256	3,063,956
	Other	-	-
	Salary	400,000	800,000
Sam Pigott,	Bonus	469,998	939,996
President and Chief Executive Officer(4)	Equity	-	759,800
	Other	-	-
	Salary	315,000	630,000
Alex Shulga,	Bonus	346,499	692,998
Vice President and Chief Financial Officer(4)	Equity	-	436,146
	Other	-	-
	Salary	560,625	560,625
Mariano Chiappori, Vice President	Bonus	373,748	373,748
and Chief Operating Officer	Equity	-	378,797
	Other	-	-
Alec Meikle, Executive Vice	Salary	720,000	720,000
President, Corporate	Bonus	224,999	224,999
Development(4)	Equity	1,441,000	1,616,084
	Other	-	-

Notes:

(1)
The entitlement of the named executives to payment upon a change of control is not necessarily in substitution for, and may be in addition to, amounts payable to such named executives upon termination by the Company.
(2)
Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.
(3)
For the equity component, the amount represents the realizable value as of December 31, 2024 of Options, RSUs and PSUs which are subject to accelerated vesting. The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62 and the exercise price of the Options. The value of accelerated RSUs and PSUs is calculated on the basis of the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62.
(4)
As of January 23, 2025, the Salary and Bonus figures for Mr. Kanellitsas, Mr. Pigott, Mr. Meikle and Mr. Shulga would be reduced to 0.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Annual Burn Rate

The annual burn rate of the Incentive Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Incentive Plan during the applicable financial year, by (ii) the weighted average number of Shares outstanding for the applicable financial year. “Awards” for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

This calculation does not reflect the new replacement incentive securities issued in exchange for old incentive securities as part of the Separation Transaction.

Financial Year ended December 31	Number of Awards awarded under the Incentive Plan (a)	Weighted average number of Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2024	3,209,025	161,338,014	1.99%
2023 (Post-Separation Transaction)	2,943,500	155,331,000	1.9%
2023 (Pre-Separation Transaction)	598,408	153,129,000	0.39%
2022	236,195	133,709,000	0.18%

Securities Authorized For Issuance Under Equity Incentive Plans

Under the conditional capital for equity incentive plans under the Company’s Articles of Association, the Company may issue up to 16,193,223 Shares. The current Incentive Plan is our only equity incentive plan and governs all equity incentives awarded by the Company, including RSUs, PSUs, DSUs and Options. The aggregate number of Shares that may be subject to issuance, together with any other securities-based compensation arrangements of the Company under the Incentive Plan, must not exceed 8% of the issued and outstanding Shares from time to time. Based on the number of outstanding Shares issued as of December 31, 2024, 12,954,538 Shares may be reserved for issuance under the Incentive Plan.

The following information is as at the Company’s financial year ended December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted-average exercise price of outstanding Options US$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by the securityholders	6,869,496	4.86	6,085,042

Equity compensation plans not approved by the securityholders	0	0	0

Total	6,869,496	4.86	6,085,042

Securities Authorized For Issuance Under Equity Compensation Plans

Overview

Below is a summary of the material terms of the Second Amended and Restated Equity Incentive Plan (the “Incentive Plan”) as last amended and approved by the Board on January 23, 2025.

The Second Amended and Restated Equity Incentive Plan is our only equity incentive plan and governs all equity incentives awarded by LAR, including Options, DSUs, and Restricted Share Rights (time based or in the form of PSUs). We are permitted to issue an aggregate of 8% of the Shares based on the current number of Shares outstanding.

Summary of the Second Amended and Restated Equity Incentive Plan

SECOND AMENDED AND RESTATED EQUITY INCENTIVE PLAN SUMMARY

Plan Type and Shares Available for Award Grants

Subject to the conditional capital of the Company for equity incentive plans under the Company’s Articles of Association, our plan is an 8% “rolling” equity compensation plan, with maximum number of equity awards disclosed in the next table, pursuant to TSX and NYSE requirements. Any increase to the percentage number of awards must be cleared with TSX and NYSE and would generally require shareholder approval.

For greater certainty, any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Second Amended and Restated Equity Incentive Plan, and the exercise or settlement of awards under the Second Amended and Restated Equity Incentive Plan will make new grants available under the Second Amended and Restated Equity Incentive Plan.

Eligible Participants	Directors, executive officers, employees and consultants of the Company and our subsidiaries are eligible for awards under the Second Amended and Restated Equity Incentive Plan.

Award Types	Options, DSUs, RSUs or PSUs may be awarded under the Second Amended and Restated Equity Incentive Plan to all eligible participants.

Approval of Award Grants

Under the Second Amended and Restated Equity Incentive Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are generally approved by the Board, on the recommendation of the Governance, Nomination, Compensation and Leadership Committee. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of Restricted Share Rights, without Board approval of individual grants. This is generally used for grants to new hires.

Vesting Periods

Vesting periods are determined by the Board, on the recommendation of the Governance, Nomination, Compensation and Leadership Committee. Restricted Share Rights is determined by the Board at the time of grant and shall be specified in the Restricted Share Grant Letter.

The Second Amended and Restated Equity Incentive Plan provides that, unless otherwise determined from time to time by the Board, on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the period which an Option is outstanding (the “Option Period”) as follows: (a) at any time during the first six (6) months of the Option Period, the optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and (b) at any time during each additional six (6) month period of the Option Period the optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Options – Term, Grant Date, Exercise Price and Expiry Date Extension for Blackout Periods

The Second Amended and Restated Equity Incentive Plan provides that Options generally have a term of five years for exercise upon the payment of an exercise price that is set at the time of grant. At the end of the exercise period, Options expire. The grant date is generally set as (i) the date the Governance, Nomination, Compensation and Leadership Committee recommended the Option award to the Board for approval; (ii) the grant date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.

The exercise price for Options granted under the Second Amended and Restated Equity Incentive Plan cannot be less than the closing price of the Shares on NYSE on the day immediately prior to the grant date.

Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.

Cashless Surrender of Options

Subject to payment of the applicable share par value, the Second Amended and Restated Equity Incentive Plan provides for cashless surrender of Options by allowing the holder to forego their Options in exchange for receiving a set number of Shares determined by calculating the “in the money” value of the Options (i.e. the fair market value of the Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Shares.

Restricted Share Rights Terms

Vested Restricted Share Rights are settled in Shares issued by the Company, subject to payment of the applicable share par value. Holders who are Canadian residents or generally non-U.S. residents (as permitted by the Board) may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the Restricted Share Rights vest for tax purposes.

Performance Share Units Terms

PSUs are generally awarded as Restricted Share Rights under the Second Amended and Restated Equity Incentive Plan with performance vesting conditions.

PSUs vests three years after grant and are subject to vesting conditions tied to the Share price performance relative to the share price performance of a PSUs peer group of public companies.

Vested PSUs are settled by the Company issuing an equivalent number of underlying Shares, subject to payment of the applicable par value. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the PSUs vest for tax purposes.

Deferred Share Units Terms

DSUs are generally granted to independent directors on the Board (directors who are not also employees of the Company) only, as part of our Board compensation program. The number of DSUs granted is determined by the five-day VWAP of the Shares immediately prior to the date of Board approval of the grant.

DSUs vest and are settled in Shares on a one-for-one basis on the 20th business day after an independent Board director ceases to hold the position.

Change of Control Vesting Acceleration

In the event of a Change of Control (as defined in the Second Amended and Restated Equity Incentive Plan) pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control, and all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Shares.

If a Triggering Event (as defined in the Second Amended and Restated Equity Incentive Plan) occurs within the 12 months period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event, and all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Shares. PSUs will be settled in pro rata to the performance measurement periods completed prior to the Change of Control and on a one for one basis for future performance measurement periods, if any.

DSUs are not covered by a change of control provision under the Second Amended and Restated Equity Incentive Plan as they vest upon departure of a board director who is the holder. Board director departures may or may not occur as part of a change of control event, depending on the circumstances of the event.

Dividends

If our Board declares dividends, holders of vested RSUs, PSUs and DSUs not settled in Shares as of the applicable dividend record date may, at the discretion of the Board, be entitled to receive dividends in the form of additional securities of the same type held. The number of securities will be determined based on the five-day VWAP of the Shares on the NYSE.

Insider and Non-Employee Director Award Limits

Shares issued or issuable to insiders under the Second Amended and Restated Equity Incentive Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider’s associates in any one-year period; and a 5% cap for any individual, at any given time.

The aggregate number of Options that may be granted under the Second Amended and Restated Equity Incentive Plan to any one non-employee director within any one-year period will not exceed a maximum value of US$100,000 worth of securities, and together with any Restricted Share Rights, PSUs and DSUs granted under the Second Amended and Restated Equity Incentive Plan and any securities granted under all other securities based compensation arrangements, such aggregate value will not exceed US$150,000 in any one-year period, subject to caveats set out in the Amended and Restated Incentive Plan.

Awards Transfers and Exercises

Transfers of awards under the Second Amended and Restated Equity Incentive Plan are generally not permitted, except if a holder dies. Generally only holders can exercise awards under the Second Amended and Restated Equity Incentive Plan.

Effect of Retirement, Termination, Other Events on Unvested Awards

Generally, subject to applicable employment agreements, any unvested awards under the Second Amended and Restated Equity Incentive Plan are forfeited if the holder retires or is terminated prior to the vesting date of the award. The Board has the discretion to accelerate vesting in such cases or allow the awards to continue for their full term. Vesting of Restricted Share Rights and PSUs is automatically accelerated if there is a total disability or death of a holder.

If a participant ceases to be employed by the Company or a Designated Affiliate for cause, no Option held by such participant will, unless otherwise determined by the Board be exercisable following the date on which such Participant ceases to be so engaged. If a participant ceases to be employed by the Company, or act as a director of, the Company for any reason other than cause then, unless otherwise determined by the Board any Option held by such Participant at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option period in respect thereof, whichever is sooner.

Plan Amendments

The Board may amend, suspend or terminate the Second Amended and Restated Equity Incentive Plan without approval of Shareholders, provided the changes comply with applicable stock exchange requirements; do not negatively impact any awards outstanding under the Second Amended and Restated Equity Incentive Plan; and the period to exercise outstanding Options generally cannot be extended beyond ten (10) years.

Without limitation to the foregoing, the types of Second Amended and Restated Equity Incentive Plan changes that could be made by the Board without Shareholder approval generally include: clerical changes or grammar corrections, changes to eligible participants, or changes to requirements about vesting, term of any grant, termination, exercise price and cashless exercise.

Shareholder approval is required if the rolling number of awards available for grant under the Second Amended and Restated Equity Incentive Plan will be increased; changes will be made to insider award limits, or increase participation limits on non-employee directors under the Second Amended and Restated Equity Incentive Plan; changes to reduce the exercise price or permit the cancellation and re issuance of outstanding Options; changes to extend the expiry date of Options beyond their original expiry; changes to permit any amendment to permit Options to be transferred other than for normal estate settlement purposes; and changes to reduce the range of amendments requiring shareholder approval, all as described in the Second Amended and Restated Equity Incentive Plan.

Second Amended and Restated Equity Incentive Plan Grants and Limits

Maximum aggregate number of Shares that may be granted under the Second Amended and Restated Equity Incentive Plan, together with any other securities-based compensation arrangements of the Company	12,954,538 (represents 8% of issued and outstanding Shares as of December 31, 2024)

Options as of December 31, 2024	2,715,000

Restricted Share Rights as of December 31, 2024, including the maximum number of Shares issuable pursuant to outstanding PSUs	3,514,069

DSUs as of December 31, 2024	640,427

Shares issuable pursuant to outstanding Awards under the Equity Incentive Plan	6,869,496 (represents approximately 4.24% of issued and outstanding Shares as of December 31, 2024)

C. Board Practices

About the Board

The Board consists of eight directors whose terms expire annually. John Kanellitsas, George Ireland and Franco Mignacco have served as directors since 2015 and Diego Lopez Casanello, Robert Doyle and Calum Morrison have served as directors since 2023. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board. Each director nominee elected will hold office until their successor is elected at the next annual meeting of Shareholders, or any postponement(s) or adjournment(s) thereof, or until their successor is otherwise elected or appointed. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

•
developing and approving corporate policies and guidelines;
•
assisting in the definition of corporate objectives and assessing corporate strategies and key plans;
•
overseeing material risks of the Company and its business;
•
overseeing the integrity of our internal financial controls and management information systems;
•
evaluating the Company's performance and the performance of the Board, its committees and individual directors; and
•
appointing executive officers and, together with the relevant committee, reviewing their performance.

The Board has adopted a Corporate Governance Framework where the Board has outlined its responsibilities in a board mandate. The board mandate and structural parameters of the Board is available in Lithium Argentina’s Corporate Governance Framework on our website (www.lithium-argentina.com).

Independence

The Board currently has eight (8) members of whom five (5) qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes our Lead Independent Director, George Ireland. Except for our Sustainable Development Committee, our committees are all comprised entirely of independent directors, including the Chairs of each committee. The independent directors are: George Ireland, Diego Lopez Casanello, Robert Doyle, Calum Morrison and Monica Moretto.

The non-independent directors of the Company are Sam Pigott, who is the President and CEO of the Company; John Kanellitsas, who is the Executive Chair; and Franco Mignacco, who was the President of Exar, which is a significant equity investee of the Company, and is now the Chair of the Shareholder Committee of Exar.

Generally independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary except compensation for serving as a director on the Board, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on our Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion.

Our Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a “foreign private issuer” under U.S. securities laws, the Company is permitted to follow Swiss requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three (3) members of our Audit and Risk Committee satisfy the independence requirements of Rule 10A-3 under the Exchange Act.

Role of the Chair and the Independent Lead Director

The Board Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. The Company has developed a written description for the role of the Chair. The responsibilities of this role include:

•
Provide leadership to enable Board to act in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;
•
Work with the CEO and other officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning;
•
Providing advice and mentorship to the CEO;
•
Provide advice, counsel mentorship to the CEO and fellow members of the Board;
•
Chairing Board meetings and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;
•
Facilitating in-camera sessions at Board meetings without the presence of management;
•
Ensuring the proper flow of information between management and the Board;
•
Chair the annual, and any special meeting, of the Shareholders; and
•
Exercise the authority of the CEO in the unlikely event that the CEO is absent and is unable to act and action on the part of the CEO when required to protect the interests of the Company.

The Board has also appointed an Independent Lead Director to assist the Board Chair and provide leadership so that the Board can function independently. The Independent Lead Director is responsible for coordinating the activities of the other independent directors and perform such other duties and responsibilities as the Board may determine.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company's corporate strategy. The strategic planning session typically occurs prior to the budget approval process for the following year to facilitate the review of the Board of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company's risk assessment matrix under its enterprise risk management system.

The Board exercises its oversight of management's performance on execution of the Company's strategy by receiving:

•
Presentations from management at least quarterly on items including the status of the Company's projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material projects, investor relations matters, and human resources; and
•
Informal updates from management on material developments or items of interest to directors.

Committees of the Board

The Board has three (3) standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are set out below.

Committee	Members	Independence
Audit and Risk Committee	Robert Doyle (Chair) George Ireland Calum Morrison	Independent Independent Independent
Governance, Nomination, Compensation and Leadership Committee	Calum Morrison (Chair) Robert Doyle George Ireland	Independent Independent Independent
Sustainable Development Committee	Diego Lopez Casanello (Chair) John Kanellitsas Franco Mignacco Monica Moretto	Independent Not Independent Not Independent Independent

Audit and Risk Committee

The Audit and Risk Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent External Auditors, including direct communication with External Auditors.

The committee’s primary areas of responsibility include:

•
Overseeing the integrity of the Company’s financial statements and reviewing the Company’s financial disclosure and reporting;
•
Overseeing the integrity and performance of the Company’s internal audit processes, including the internal audit function;
•
Monitoring the qualifications, independence and performance of the Company’s External Auditors;
•
Reviewing the integrity and effectiveness of the Company’s systems of internal controls for reporting on the Company’s financial condition;
•
Monitoring Management’s compliance with legal and regulatory requirements as it relates to financial and reporting matters; and
•
Overseeing certain risk management systems and practices adopted by the Company.

All members of the Audit and Risk Committee are financially literate, and two members are designated as financial experts, being Robert Doyle and Calum Morrison. “Financially literate” means they have the ability to read and understand a company’s financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each Audit and Risk Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the Audit and Risk Committee have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

The Audit and Risk Committee’s charter is available at the Company’s website: www.lithium-argentina.com.

Sustainable Development Committee

The Sustainable Development Committee assists the Board with oversight of the following matters:

•
The review and reporting to the Board on corporate policies, procedures and practices with respect to managing the risks and opportunities associated with:
o
Health and safety;
o
Environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production;
o
Social engagement and social responsibilities including but not limited to interactions with local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and
o
Sustainable development and business practices as they relate to environmental, safety, social responsibility and related matters in the conduct of the Company’s activities;
•
The review and monitoring of Company’s sustainability reporting, as well as the Company’s alignment and audits against sustainability.

The proper care of the environment and the health and safety of our workforce is integral to our organization and the communities in which it operates. Accordingly, Lithium Argentina and its subsidiaries conduct operations with a focus on sustainability, and protecting and minimizing impacts to our local communities, the environment and wildlife to the extent possible. Our commitment extends to, among other things:

•
Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which we operate, and additional environmental standards and practices that are voluntarily adopted by the Company;
•
Exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;
•
Educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that our employees behave in a manner which recognizes the Company’s social responsibility;
•
Conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and
•
Striving to continually improve our environmental performance by designing and developing our operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

The Sustainable Development Committee charter is available at the Company’s website: www.lithium-argentina.com.

Governance, Nomination, Compensation and Leadership Committee

The Governance, Nomination, Compensation and Leadership Committee has a written charter setting out its responsibilities. Generally, the committee assists the Board with oversight of the following matters:

•
Identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board;
•
Developing and recommending corporate governance guidelines and practices for the Company to the Board to consider;
•
Reviewing executive management development and succession planning for the Company; and

•
The Board’s responsibilities relating to compensation and benefits of the executive management and directors of the Company; and
•
Developing and overseeing the Company management’s compensation policies and programs.

The committee reviews and makes recommendations to the Board with respect to committee and Board composition, along with the overall compensation strategy, the equity incentive plan, salaries and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances. Committee oversight also extends to setting annual corporate goals and objectives for the Company, which in turn form the basis for performance evaluations for our senior management. The committee also determines performance-based awards for the CEO and Executive Chair based on their annual performance reviews.

All members of this committee have the skills and experience necessary to oversee compensation matters based on their prior management roles with public and private companies.

The Governance, Nomination, Compensation and Leadership Committee charter is available at the Company’s website: www.lithium-argentina.com.

D. Employees

As at December 31, 2024, the Company had 71 employees, of which 38 employees are assigned to operations and 19 corporate employees were based in Argentina, 11 corporate employees were based in Canada, and 3 corporate employees were based in the US. The Company has administrative offices in Vancouver, Canada and Buenos Aires and Salta, Argentina, and its corporate headquarters is located in Switzerland.

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
December 31, 2022	63	-	63
December 31, 2023	144	1	145
December 31, 2024	70	1	71

None of our employees are members in a labor union.

E. Share Ownership

As of March 21, 2025, our directors and Named Executives, as a group, beneficially owned a total of 7,793,643 Shares, representing beneficial ownership of 4.81% of the Shares.

The table below sets forth the number of Shares beneficially owned by our directors and Named Executives as of March 21, 2025. The persons listed below are deemed to be the beneficial owners of Shares underlying options DSUs, PSUs and RSUs that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 161,931,734 outstanding Shares as of March 21, 2025, plus 3,260,826 Shares underlying options, DSUs, PSUs and RSUs that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 7,793,643.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Shares Held	Exercisable Options	DSUs	PSUs	RSUs	Number of Shares Beneficially Owned	Percent of Outstanding Shares

John Kanellitsas	2,116,260	0	0	27,870	1,141,579	3,285,709	2.01%

Sam Pigott	69,269	0	0	0	290,000	359,269	0.22%

George Ireland	3,256,186	0	251,861	0	0	3,508,047	2.16%

Diego Lopez Casanello	100,000	0	113,961	0	0	213,961	0.13%

Robert Doyle	14,500	0	113,961	0	0	128,461	0.08%

Franco Mignacco	2,140,599	0	0	13,328	219,749	2,373,676	1.46%

Monica Moretto	4,265	0	46,683	0	0	50,948	0.03%

Calum Morrison	15,000	0	113,961	0	0	128,961	0.08%

Alec Meikle	21,970	0	0	41,826	575,000	638,796	0.39%

Alex Shulga	54,464	0	0	9,802	156,666	220,932	0.14%

Mariano Chiappori	1,130	0	0	0	144,579	145,709	0.09%

Total	7,793,643	0	640,427	92,826	2,527,573	11,054,469	6.69%

Refer to section titled, Compensation, for the details of the options held by our directors and Named Executives as at December 31, 2024.

The description of any arrangements involving the employees in the Capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company are disclosed above in "Item 6. - Directors, Senior Management and Employees."

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted compensation recovery policy effective October 2, 2023 (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Company amended and restated the Incentive Compensation Clawback Policy, effective January 23, 2025 (the “Amended Incentive Compensation Clawback Policy”). The Amended Incentive Compensation Clawback Policy is filed as Exhibit 97.1 to this annual report. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this annual report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy or the Amended Incentive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy or the Amended Incentive Compensation Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings the following are the only persons or companies who beneficially own 5% or more of the outstanding Shares of the Company as December 31, 2024:

	2024
Name	Number of Shares Held	Percentage of Shares
General Motors Holdings LLC	15,002,245	9.265%
GFL International Co., Limited	15,000,000	9.263%

All major shareholders have the same voting rights as all other shareholders of the Company.

The major changes in the last three years in the percentage ownership of people who beneficially own 5% of the outstanding voting rights attached to our Shares were:

•
On February 16, 2023, General Motors Holdings LLC became the record holder of 15,002,243 Shares, without par value, reporting 9.99% equity ownership.
•
On October 3, 2023, General Motors Holdings LLC held the same number of shares but the percentage of shares owned decreased to 9.374% based on Lithium Argentina’s total Shares outstanding equaling 160,047,673 as of September 28, 2023.

Ganfeng Standstill

On November 29, 2024, the Company and Ganfeng entered into a three year standstill agreement pursuant to which Ganfeng agreed that it will not, directly or indirectly, acquire or facilitate the acquisition of a controlling interest in the Company (subject to customary exceptions).

We are a publicly owned Company, and our Shares are beneficially owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

As of March 6, 2025, there were 8 record holders of the Company’s Shares with addresses in the United States, with combined holdings of 46,992,671 Shares.

B. Related Party Transactions

For information regarding the Company’s related party transactions, see the section titled “Related Party Transactions” in the Management's Discussion and Analysis of the Company for the year ended December 31, 2024 incorporated by reference into this annual report as Exhibit 15.1 and Notes 6, 7, 8, 9, 10 and 15 of the Company’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in “Item 18. – Financial Statements” of this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, PricewaterhouseCoopers LLP, are filed as part of this Annual Report under "Item 18. - Financial Statements."

Legal Proceedings and Regulatory Actions

During the year ended December 31, 2024, there have been no legal proceedings to which the Company is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to the Company to be contemplated. To the best of our knowledge, and as of the date hereof, no changes have been made to these circumstances.

During the year ended December 31, 2024, the Company has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. To the best of our knowledge and as of the date hereof, this remains unchanged.

Dividend Policy

The Company has no fixed dividend policy and has not declared any dividends on its Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Dividends may be paid by a Swiss company only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) Lithium Argentina has sufficient distributable profits from the previous fiscal years, or if Lithium Argentina has freely distributable reserves, including out of capital contribution reserves. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

B. Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Shares of the Company are listed on the TSX and the NYSE under the ticker symbol "LAR."

B. Plan of Distribution

Not applicable.

C. Markets

The Shares of the Company are listed on the TSX and the NYSE under the ticker symbol "LAR."

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description is a summary of the Articles of Association. This summary is not complete and is qualified by reference to the provisions of the Swiss Code of Obligations and is subject to the complete text of the Articles of Association, which is filed as Exhibit 1.1 to this annual report.

Share Capital

Following the Continuation being effective, as of the date hereof, Lithium Argentina's (nominal) share capital (Aktienkapital) amounts to US$1,619,322.34, consisting of 161,932,234 Shares with a nominal/par value per share of US$0.01 each as set forth in the Articles of Association. The share capital is fully paid-in (which term, when used herein, means that the entirety of such share's issue price has been fully paid to Lithium Argentina). Lithium Argentina has one class of shares outstanding, being the Shares. The Shares are not convertible into shares of any other class or series.

The Swiss Code of Obligations provides three methods for increasing a company’s share capital: (i) ordinary capital increase, (ii) increase within the capital band, and (iii) increase from conditional capital.

Ordinary Capital Increase, Capital Band and Conditional Share Capital

An ordinary capital increase requires a resolution by the general meeting of shareholders and must be carried out by the Board within six months of the respective general meeting in order to become effective. Under Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind, or to fund acquisitions in kind, or by way of set-off with a debt of Lithium Argentina, when shareholders’ statutory subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal/ par value of the shares represented is required.

Further, the shareholders may authorize the Board, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal par value of the shares represented at such meeting (such qualified majority, “Important Resolution”), to increase the share capital by a specific aggregate nominal amount, up to a maximum of 50% of the share capital,

•
within the capital band (Kapitalband), to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or
•
from the conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible instruments of the company or one of its subsidiaries or (ii) grants of rights to employees, members of the Board or consultants or its subsidiaries or other persons providing services to the company or a subsidiary to subscribe for new shares (conversion or option rights), without further shareholders' approval, provided the Articles of Association delegate such authority to the Board (see section “Capital Band” and “Conditional Capital”).

Lithium Argentina’s Capital Band

Under Article 4 of the Articles of Association, the Board of Lithium Argentina is authorized to conduct at any time until January 17, 2030, at the latest, once or several times an increase of the share capital to a upper limit of US$1,781,254.57 by issuing a maximum of 16,193,223 fully paid-in Shares with a nominal value of US$0.01 each or to reduce the share capital down to a lower limit of US$1,457,390.11 by cancelling up to 16,193,223 fully paid-in shares. Within the capital band, the Board shall also be authorized to effect the increase/reduction of the share capital by increasing/reducing the par value of the existing Shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band.

If the share capital increases as a result of an increase from conditional capital, the upper and lower limits of the capital band will increase in an amount corresponding to such an increase in the share capital.

Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation (merger with one surviving entity), acquisition, public takeover or any other similar transaction (a “Strategic Transaction”)

In the event of a share issuance within Lithium Argentina’s capital band, the Board, as set forth in the Articles of Association, will determine all relevant terms of the issuance, including the date of the issuance, the issuance price, the type of contribution, the beginning date for dividend entitlement, and, subject to the Articles of Association and applicable Swiss law, the conditions for the exercise of subscription rights with respect to the issuance. After January 17, 2030, the capital band will be available to the Board for issuance of additional fully-paid in Shares only if the authorization is reapproved by Lithium Argentina's shareholders. Shareholders may also approve a renewal or change to the capital band before such time.

In the case of a share issuance based on Lithium Argentina’s capital band, Lithium Argentina’s shareholders have subscription rights to obtain newly issued Shares in an amount proportional to the nominal/par value of the Shares they already hold. However, the Board may withdraw or limit these subscription rights in the following circumstances:

(a)
if the issue price of the new shares is determined by reference to the market price;
(b)
for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of Lithium Argentina or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of Lithium Argentina or any of its group companies, or, in each case, for the financing or refinancing of such transactions;
(c)
for participation of partners in the context of strategic partnerships;
(d)
for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of Lithium Argentina and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;
(e)
for purposes of broadening the shareholder constituency of Lithium Argentina in certain financial or investor markets or for purposes of the participation of strategic partners including financial investors;
(f)
in connection with listing of new shares on domestic or foreign stock exchanges;
(g)
for purposes of granting an over-allotment option (Greenshoe) in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or
(h)
for the participation of members of the Board, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of Lithium Argentina or any of its group companies, including arrangers and investment banks.

Lithium Argentina’s Conditional Capital

Conditional Capital for Equity Incentive Plans

Under Article 5 of the Articles of Association, Lithium Argentina's share capital may be increased by a maximum amount of US$161,932.23 through the direct or indirect issuance of no more than 16,193,223 fully paid-in Shares to the members of the Board and to the officers, employees, contractors or consultants of Lithium Argentina or any of its group companies, or other persons providing services to Lithium Argentina or any of its group companies (the “Beneficiaries”). The issuance of fully paid-in Shares with a par value of US$ 0.01 each pursuant to Article 5 of the Articles of Association may also occur as a result of the voluntary or automatic settlement, conversion or exercise of rights or the mandatory exercise of obligations to acquire new shares granted to, or im-posed on, respectively, any of the Beneficiaries.

Subscription and advance subscription rights of shareholders are excluded for this conditional capital increase. Any such issuance of new shares or voluntary, automatic or mandatory exercise of rights or obligations to acquire shares shall be under one or more plans, agreements, regulations or resolutions to be issued by the Board or, to the extent delegated to it, a committee of the Board. The Board will determine all details of the terms of issue, such as each amount of issue, date of dividend entitlement, and kind of contributions. Any such issuance of new shares may be made at a price per share below the applicable stock exchange price and any such rights or obligations to acquire shares may be granted or imposed on, respectively, below their intrinsic value.

Conditional Capital for Financing Purposes

Under the Articles of Association, Lithium Argentina's share capital may be increased by a maximum amount of US$161,932.23 through the direct or indirect issuance of no more than 16,193,223 Shares that are to be fully paid-in and have a par value of US$0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) through obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of Lithium Argentina or any of its group companies (collectively, “Financial Instruments”).

Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with the Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the Board.

The Board is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by Lithium Argentina or one of its group companies if (i) there is a valid reason pursuant to Article 4(4) of the Articles of Association as listed in the section "Capital Band" or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the indenture dated December 6, 2021, as amended (the “Indenture”). If the advance subscription rights are neither granted directly nor indirectly by the Board, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

Subscription Rights and Advance Subscription Rights

According to the Swiss Code of Obligations, if new shares of a company are issued - whether pursuant to shareholders' approving an increase of the ordinary share capital or the Board making use of the capital band or conditional capital - the existing shareholders will have subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) in relation to such shares or rights pro rata to the respective nominal/par value of their existing participation.

If the general meeting of shareholders has approved the creation of the capital band and/or conditional capital, it may thereby delegate the decision whether to withdraw or limit the subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) for cause to the Board. The Articles of Association provide for this delegation in respect to the issuance of new shares out of the capital band and the conditional capital for financing purposes (see description above in sections "Capital Band" and "Conditional Capital"). Furthermore, the Articles of Association set forth, that shareholders do not have subscription rights and advance subscription rights with respect to shares issued pursuant to Lithium Argentina's equity incentive plan out of the conditional share capital for equity incentive.

Repurchases and Purchases of Shares

The Swiss Code of Obligations imposes restrictions on a company’s ability to hold or repurchase its own Shares. Lithium Argentina and its subsidiaries may only repurchase own shares if sufficient freely distributable reserves are available. The total nominal value of all Shares held by Lithium Argentina and its subsidiaries may not exceed 10% of Lithium Argentina's registered share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the Articles of Association of a company, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our Articles of Association. Shares repurchased under such authorization will be cancelled at the next general meeting with the approval of shareholders holding a relative majority of the votes cast or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision. Repurchased shares held by Lithium Argentina, or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Other classes or Series of Shares

The Board may not create any new classes of shares with privileged voting rights unless approved by an Important Resolution. Further, following the Continuation, the Board may not create any new classes of shares with special rights or restrictions (other than rights which require an Important Resolution) unless the shareholders pass a special resolution approved by at least two-thirds of the represented share votes. The Shares are not convertible into shares of any other class or series or subject to redemption either by Lithium Argentina or by the holder of the Shares.

General Meetings of Shareholders

Under the Swiss Code of Obligations and the Articles of Association, the following powers, among others, are vested exclusively with Lithium Argentina’s shareholders: amendment of the Articles of Association; election and removal of the members of the Board, the chairperson of the Board, the members of the compensation committee, the statutory auditor and the independent voting representative; approval of the management report and the consolidated statements of account, if any; the adoption of resolutions on the use of the available earnings, in particular the declaration of dividends or the return of capital; and the release from liability of the members of the Board and the other management bodies.

Under the Swiss Code of Obligations, Lithium Argentina must hold an annual general meeting of shareholders within six months after the end of its business year, for the purpose, among other things, of approving the annual (standalone and consolidated) financial statements and the annual business report, the annual election of the members of the Board and the chairman, the members of the compensation committee, and annually approving the maximum aggregate compensation payable to the Board and Lithium Argentina’s executive management. In Lithium Argentina's case, this means the annual general meeting of shareholders is on or before the 30th day of June. Annual general meetings of shareholders may be convened by the Board or, under certain circumstances, by the Swiss Statutory Auditor.

Furthermore, Lithium Argentina may hold extraordinary general meeting upon the resolution of the Board or, under certain circumstances, by the Swiss Statutory Auditor, the liquidators or the representatives of bondholders, if any, or if so resolved by a general meeting of shareholders or by individual shareholders. Further, the Board must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on Lithium Argentina's annual stand-alone statutory balance sheet, half of its share capital and reserves are no longer covered by Lithium Argentina's assets (Kapitalverlust).

Notice

Under Swiss law and the Articles of Association, notice of an annual general meeting of shareholders must be provided no less than 20 days before the scheduled meeting date, but, as Lithium Argentina is still subject to applicable Canadian and U.S. securities laws, Lithium Argentina will be required to send notice thereof in accordance with applicable Canadian and U.S. securities laws. The notice must contain the date, time, the form and, if applicable, the location of the general meeting as well as a clear description of the matters and business to be discussed and, in case of elections, the names of the nominated candidates. Further, the notice contains the motions of the Board and a short explanation thereof, the name and the address of the independent voting representative and any shareholder's motion that has been submitted with a short explanation thereof. In the case of an extraordinary general meeting requested by the shareholders (see "Shareholder Requisitions and Shareholder Proposals"), the Board shall convene a shareholders' meeting within 60 days of receipt of such request. According to the Articles of Association, notice may, at the election of the Board, be published in the Swiss Official Gazette of Commerce and/or may be sent by ordinary mail, e-mail, or any other form the Board deems appropriate.

Except in the limited circumstances outlined below, resolutions cannot be passed at a general meeting of shareholders without proper notice. This restriction does not apply to proposals for convening an extraordinary general meeting of shareholders, initiating a special investigation (see "Special Investigation", or electing an auditor at the request of a shareholder. Furthermore, no prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

Under the Swiss Code of Obligations, a meeting of shareholders for which a notice of meeting has been duly published may not be adjourned, except where the presence quorum set forth in the Articles of Association (see section "Presence Quorum") is not met, in which case the meeting cannot be adjourned without publishing a new notice of the meeting.

Presence Quorum

While applicable Swiss law does not provide for attendance quorum in respect of shareholders' meetings, the Articles of Association provide for quorum requirements. For resolutions to be passed at a shareholders' meeting, at least two shareholders entitled to vote, either in person or by proxy, must be present and collectively represent at least 5% of the issued shares entitled to vote at the meeting. Under the Swiss Code of Obligations, the Board has no authority to waive quorum requirements stipulated in the Articles of Association.

Venue

Under the Articles of Association, meetings of shareholders may be held outside of Switzerland or in a hybrid format. Fully virtual shareholder meetings without a venue are also permitted until January 17, 2030. In the event Lithium Argentina holds a fully virtual shareholder meeting, it must ensure in accordance with Swiss law that shareholders will have the same rights participating electronically as they would have for an in-person meeting. The Board must ensure that the identity of the participants is verified, that votes are transmitted in real-time, that shareholders are able to submit motions and participate in discussions, and that voting results cannot be manipulated.

Shareholder Requisitions and Shareholder Proposals

The Articles of Association provide shareholders with the right to submit shareholder proposals. Shareholders holding, individually, or together with other shareholders with whom the proposal is made, 0.5% of Lithium Argentina's share capital or of the votes may request that items be placed on the agenda for the general shareholders' meeting and/or that motions relating to items on the agenda be included in the notice convening the meeting. Such requested motions and agenda items must be submitted to the Board in writing before the general shareholders' meeting to be included in the meeting notice and may be accompanied by a brief explanation, which the Board must include in the meeting notice to shareholders. The Articles of Association provide that such advance notice must be given no later than three months before the anniversary date of Lithium Argentina's prior annual general meeting. If the Board refuses to accept such a request, the requesting shareholder(s) may seek to enforce their rights through the court. Furthermore, under Swiss law, at the meeting itself, any shareholder present may submit a motion concerning existing agenda items, including the nomination of a director where election of directors is on the agenda.

The Swiss Code of Obligations and Articles of Association provide shareholders the right to requisition shareholders' meetings, enabling shareholders holding, individually, or together with other shareholders, at least 5% of Lithium's share capital or of the voting rights to demand that the Board call a shareholders meeting. The shareholders' meeting shall be convened by the Board within 60 days of receipt of such a request.

Swiss Annual Report and Statutory Auditor Report

Lithium Argentina’s Swiss annual report, compensation report and Auditors’ report must be made available for inspection by the shareholders at least 20 days prior to the date of the annual general shareholders' meeting. Each shareholder is entitled to request delivery of a copy of these documents in due time if they are not made available electronically.

Shareholder Rights

Voting Rights

Under the Articles of Association, each holder of Shares is entitled to one vote per Share. Abstentions, broker non-votes, and blank or invalid ballots shall be disregarded for purposes of establishing a majority. The Articles of Association do not limit the number of Shares that may be voted by a single shareholder.

To exercise voting rights at a general meeting of shareholders, a shareholder must be registered in the share register.

Treasury shares, whether owed by Lithium Argentina or one of its majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders.

There are currently no limitations under Swiss law or in the Articles of Association restricting the rights of shareholders outside Switzerland to hold or vote Shares.

Unless otherwise required by law or the Articles of Association, the general meeting of shareholders takes resolutions and proceeds to elections by a majority of the votes of shareholders present at the shareholders' meeting. In the event of a tied vote, the chairperson has no casting vote.

The acting chair may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.

According to the Articles of Association an Important Resolutions is required for:

-	the change of purpose of Lithium Argentina;
-	the merging of shares, unless the approval of all the shareholders concerned is required;
-	an increase of capital our of equity against contributions in kind or by setting off a claim, and the granting of special benefits;
-	the limitation or withdrawal of the subscription right;
-	the introduction of a conditional capital, the introduction of a capital band;
-	the transformation of participation certificates into Shares;
-	the restriction of the transferability of Shares;
-	the creation of shares with privileged voting rights;
-	the change of the currency of the share capital;
-	the introduction of the casting vote of the chairperson of the shareholders' meeting;
-	the delisting of the equity securities of Lithium Argentina;
-	the transfer of the registered office of Lithium Argentina within Switzerland or abroad;
-	the introduction of an arbitration clause in the Articles of Association; and
-	the dissolution of Lithium Argentina.

Under the Articles of Association, a special resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares (the "Special Resolution") as well as the amendment of the Articles of Association to alter the voting requirements of the Special Resolution.

Resolutions on mergers, demergers, or conversions are governed by the Swiss Merger Act, and generally require an Important Resolution (with certain exceptions for transactions within group companies). In addition, under Swiss law, the resolution in relation to the sale of "all or substantially all of its assets" by Lithium Argentina may require an Important Resolution depending on the particular transaction, (see section "Appraisal Rights and Compulsory Acquisitions").

The Articles of Association of the Company do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. The Swiss Code of Obligations requires the Company to disclose in its annual compensation report the number of shares in the Company and the number of option or similar rights for the acquisition of shares in the Company owned by directors and members of the executive management.

Dividends

Dividends may be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) Lithium Argentina has sufficient distributable profits from the previous fiscal years, or if Lithium Argentina has freely distributable reserves, including out of capital contribution reserves. Swiss companies generally must maintain a separate company "statutory" balance sheet for the purpose of determining the amounts available for the return of capital shareholders, including by way of a distribution of dividends.

Distributions of interim dividends may further be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy (ii) Lithium Argentina has sufficient distributable profits generated during the current business year and (iii) audited interim financial statements must be prepared, showing the profits generated during the current business year. Lithium Argentina's Swiss Statutory Auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code of Obligations and the articles of association.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Shareholders participate in the distribution of profits in proportion to the nominal/par value and number of shares they hold.

Inspection of Books and Records

The Swiss Code of Obligations grants shareholders the right to inspect the register of shareholders with regards to its, his or her own shares and otherwise to the extent necessary to exercise its, his or her shareholder rights. No other person has a right to inspect the register of shareholders. With respect to other company ledgers and company files, only shareholders who individually or together with other shareholders represent at least 5% of the share capital or of the votes may request to inspect such ledgers and files by sending such a request to the Board at any time. The shareholder's request must describe why the requested inspection is required for the exercise of the shareholder's rights, and the Board shall permit inspection within four months of receiving such a request provided that no business secrets or other company interests are put at risk.

Pursuant to Swiss law, at a general meeting, any shareholder is entitled to request information from the Board concerning the affairs of Lithium Argentina. The shareholder may also ask the Swiss Statutory Auditor questions regarding its audit of Lithium Argentina. The Board and the Swiss Statutory Auditor must, subject to prevailing business secrets or other material interests, answer shareholders' questions to the extent necessary for the exercise of shareholders' rights.

Special Investigation

If the shareholders' inspection and information rights as outlined in the section "Inspection of Books and Records" prove to be insufficient, Swiss law provides, any shareholder may propose to the general meeting of shareholders to initiate a special investigation or to appoint an expert to audit the executive management. If the general meeting of shareholders approves the proposal, Lithium Argentina or any shareholder may, within three months after the general meeting of shareholders, request the competent court to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders, subject to the requirements outlined in the section "Inspection of Books and Records", may request the court to appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the Board, any of Lithium Argentina's directors or officers infringed the law or the Articles of Association and thereby damaged Lithium Argentina or the shareholders. The costs of the investigation would generally be allocated to Lithium Argentina and only in exceptional cases to the petitioners.

Appraisal Rights and Compulsory Acquisitions

Business combinations and other transactions that are governed by the Swiss Merger Act, are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit). A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

Furthermore, the Swiss Merger Act provides for a squeeze-out merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, such as, for example, through cash or securities of a parent company of the acquiring company or of another company. The Swiss Merger Act grants minority shareholders the right to a judicial review of the adequacy of the compensation offered in such a case and empowers the courts to determine, if necessary, a reasonable amount of compensation.

In addition, under Swiss law, the sale of all or substantially all of Lithium Argentina's assets may be construed as a de facto dissolution of Lithium Argentina, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:

-	a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
-	the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in the Articles of Association; and
-

the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

Change in Control

There are no provisions in the Articles of Association nor the Swiss Code of Obligations that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Reduction of Share Capital

Under Swiss law, capital distributions may also take the form of a distribution of cash or property that is based upon a reduction of Lithium Argentina's share capital recorded in the commercial register. Such a capital reduction requires the approval of shareholders holding a majority of votes cast at a general meeting. A special audit report must confirm that creditors' claims remain fully covered despite the reduction in the share capital recorded in the commercial register. On or before the approval by the general meeting of shareholders of the capital reduction, the

Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within thirty days, satisfaction of or security for their claims (to the extent that the coverage of creditors' claims prior to the capital reduction has been reduced). The obligation to provide security does not apply if the reduction of the share capital does not jeopardize the satisfaction of the creditors' claims. If an unqualified special audit report is available, the law presumes that creditors' claims are not jeopardized. The presumption may be rebutted by creditors in exceptional circumstances.

Liquidation Rights

Under the Swiss Code of Obligations, in the event of the liquidation of Lithium Argentina, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Shares would be entitled to receive, pro rata, any remaining assets of Lithium Argentina available for distribution to the holders of Shares, subject to Swiss withholding tax requirements.

The Board

The Articles of Association provide that the Board will consist of a minimum of three directors. The members of the Board shall, as a rule, be elected by the annual shareholders' meeting in each case for a term of office of one year. The term of office of the members of the Board shall, subject to prior resignation and removal, expire on the next annual shareholders' meeting at which there is a quorum as described in section "General Meetings of Shareholders". Re-election is possible.

The Board’s Power to Vote in Materially Interested Transactions

The Company's Articles of Association provide that the adoption of resolutions by the Board shall be in compliance with the by-laws. According to the by-laws, directors and members of the executive management are obliged to inform the chairperson of the Board of any current or potential conflict of interests affecting them in accordance with applicable law (a “Disclosable Interest”). The chairperson of the Board is then responsible for informing the other members of the Board of any Disclosable Interest. If the chairperson of the Board has a Disclosable Interest, he or she must inform the other directors. In the event that a director has a Disclosable Interest, the Board shall take the measures necessary to safeguard the interests of the Company.

A director who holds a Disclosable Interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any resolution to approve that contract or transaction. However, if all the directors have a Disclosable Interest in that contract or transaction, any or all of those directors may vote on the resolution.

A director who holds a Disclosable Interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the Board at which the contract or transaction is considered for approval may be counted in the quorum at such meeting. This is applicable whether or not the director votes on any or all of the resolutions considered at the board meeting.

The Board’s Loans, Credits, Pension Benefits other than Occupational Pension Funds and Securities

Under Article 34(1) of the Articles of Association, the Company cannot grant loans to any members of the Board or the executive management. Under Article 34(2) of the Articles of Association, the Company may grant to members of the Board and the executive management post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the Board or the executive management last paid.

The Board’s Share Qualification

Under the Articles of Association, a director is not required to hold a share in the capital of the Company as qualification for his or her office.

Conflict of Interest, Management Transactions

The Swiss Code of Obligations provides that the members of the Board and the executive management shall inform the Board immediately and comprehensively of any conflicts of interest affecting them. The Board shall take the measures required to safeguard Lithium Argentina’s interests. Further, the Swiss Code of Obligations contains a provision that requires Lithium Argentina's Board and executive management to safeguard the Company's interests and imposes a duty of loyalty and duty of care on Lithium Argentina's Board and executive management. This rule is generally understood to disqualify the Board and executive management from participation in decisions that directly affect them. The Board and executive management members are personally liable to Lithium Argentina for breach of these provisions. In addition, Swiss law contains provisions under which members of the Board and all persons engaged in the company's management are liable to the company, each shareholder and the company's creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company's shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm's length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Legal Name; Formation; Fiscal Year; Registered Office

The legal and commercial name is Lithium Argentina AG (before Continuation known as Lithium Americas (Argentina) Corp.). Lithium Americas (Argentina) Corp. was initially formed on November 27, 2007 under the BCBCA and was continued to Switzerland on January 23, 2025. Lithium Argentina is now incorporated and domiciled in Zug, Canton of Zug, Switzerland and operates under the Swiss Code of Obligations as a share company (Aktiengesellschaft).

The address of Lithium Argentina’s registered and head office is Lithium Argentina AG, Dammstrasse 19, 6300 Zug, Switzerland.

Corporate Purpose

The purpose of Lithium Argentina is to directly or indirectly acquire, hold, finance, manage, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partnerships or persons.

Lithium Argentina may also set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. Lithium Argentina may further acquire, hold, and sell real estate. Lithium Argentina may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of Lithium Argentina, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities).

Duration and Dissolution

The duration of Lithium Argentina is unlimited. However, Lithium Argentina may be dissolved by liquidation at any time by an Important Resolution. Lithium Argentina may also be dissolved without liquidation in certain cases (for example in in a merger where Lithium Argentina is not the surviving entity) by an Important Resolution. Furthermore, dissolution by court order in the event of bankruptcy, or for cause at the request of shareholders holding at least 10% of Lithium Argentina's share capital or votes is possible.

Certificated and Uncertificated Shares

Lithium Argentina is authorized to issue Shares in certificated or uncertificated form.

Lithium Argentina may convert Shares from one form into another at any time and without the approval of the shareholders, whereas Lithium Argentina shall bear the cost associated with any such conversion.

If registered in Lithium Argentina's share register, a shareholder may at any time request a written confirmation with respect to such person’s shares. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the Shares issued in one form into another form. Lithium Argentina does not currently issue Shares in certificated form.

Stock Exchange Listing

The Shares are listed for trading on the NYSE and TSX under the symbol “LAR”.

No Sinking Fund

The Shares have no sinking fund provision.

No Redemption and Conversion

The Shares are not convertible into shares of any other class or series or subject to redemption either by Lithium Argentina or the holder of the Shares.

Transfer of Shares and Registration

Lithium Argentina has not imposed any restrictions applicable to the transfer of the Shares, subject to Article 7(2) of the Articles of Association with respect to Shares issued in the form of intermediated securities, in which case any transfer of the Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution; no Shares in the form of intermediated securities or security interest in any such intermediated securities can be transferred by way of assignment. If uncertificated Shares (not in the form of intermediated securities) are transferred by way of assignment, such assignment must be notified to Lithium Argentina to be valid.

Persons acquiring Shares of Lithium Argentina shall on application be entered in the share register without limitation as shareholders with voting rights, provided they expressly declare themselves to have acquired the said shares in their own name and for their own account, that there is no agreement on the redemption or return of the corresponding shares and that he/she bears the economic risk associated with the Share, except that the Board may record nominees who hold Shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of Lithium Argentina. Beneficial owners of Shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee. The share register will reflect only record owners, usufructuaries and nominees of Shares. Swiss law does not recognize fractional share interests.

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Swiss law:

Comparison of Shareholder Rights	Delaware Law	Swiss Law
Special Meetings of Shareholders

Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Under Swiss law and our Articles of Association, notice of the general meeting of shareholders has to be given at least 20 calendar days before the date for which the meeting is scheduled in the form prescribed by the Articles of Association. The agenda must specify the place, date, time, agenda items, and the proposals of the Board and the shareholders who have requested that a general meeting be called or an item be placed on the agenda (if any).

Extraordinary general meetings of shareholders shall be called as often as necessary by the Board or, if necessary, by the statutory auditors as well as in all other cases required by law. Unless the Articles of Association provide for a lower threshold, one or more shareholders representing at least 5% of the share capital or votes may request in writing that the Board call an extraordinary general meeting of shareholders. The request must be made in writing and must contain an agenda and the suggested proposals. Where the Board fails to grant such a request within a reasonable time, but at the most within 60 days, the requesting parties may request the court to order that the extraordinary meeting of shareholders be convened.

Interested Shareholder Transactions

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.

No such rule applies to a Swiss corporation.

Cumulative Voting

The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the Board, (ii) the chairman of the Board, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of office of one year (i.e. until the following annual general meeting) as well as the vote on the aggregate amount of compensation for the members of the Board and the executive committee as well as for the members of the advisory board, if applicable, is mandatory for listed companies. Re-election is permitted.

Approval of Corporate Matters by Written Consent

Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

Shareholders of a Swiss corporation may exercise their voting rights in a general meeting of shareholders. To exercise their voting rights at a general meeting, shareholders may also instruct and provide a proxy to the independent representative in writing or electronically to vote according to their instructions. The shareholders of listed Swiss corporations must elect an independent representative of shareholders.

According to Swiss law shareholders may act by written consent on paper or electronically, if no shareholder requests an oral debate (i.e. a general meeting of shareholders to be held) and all shareholders agree that resolutions are taken by written consents.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the Board and a majority of the outstanding shares entitled to vote thereon.

Under Swiss law, with certain exceptions for transactions within group companies, a merger, demerger, or conversion of the corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such shareholders’ meeting. In addition, under Swiss law, the sale of "all or substantially all of its assets" may also require the aforementioned two-thirds quorum, depending on the particular transaction, including whether the following test is satisfied: (i) the corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business; (ii) the corporation's assets, after the divestment, are not invested in accordance with its statutory business purpose; and (iii) the proceeds of the divestment are not earmarked for reinvestment in accordance with the corporation's business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the corporation's business.

A shareholder of a Swiss corporation participating in a statutory merger, demerger or conversion pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company within two months of the publication of the merger, demerger or conversion resolution. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Limitations on Director’s Liability and Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

Although the indemnification of members of the Board and the executive management of the corporation is not expressly covered by Swiss law, a corporation may, according to approaches followed in practice by applying general legal principles (e.g. on limitation of liability) and corporate law concepts, indemnify any of its members of the Board and executive management so long as (i) such individuals acted honestly and in good faith with a view to the best interests of the corporation and (ii) have not committed an intentional or grossly negligent breach of their statutory duties as a member of the Board or executive management of the corporation, as applicable, which, under Swiss law, includes performing his or her duties with all due diligence and safeguarding the interests of the corporation in good faith. Swiss law permits a company, or each member of the Board or executive management individually, to purchase and maintain directors’ and officers’ liability insurance on behalf of such member of the Board and executive management, which may cover negligent acts as well.

Moreover, under Swiss law, at an annual general meeting, shareholders may resolve with a majority of the votes of shareholders present to approve the discharge (décharge) of the members of the Board or executive management from liability for actions taken during the past financial year. Such discharge is effective only for facts that have been disclosed to the shareholders and only vis-à-vis the corporation and those shareholders who have consented to the resolution or who acquired shares subsequently with knowledge of the resolution. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Under applicable Swiss law, shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit). A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger, demerger or conversion.

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to file an action for damage caused to the corporation. The claim of the shareholder is for performance to the corporation. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose all costs the plaintiff incurred in prosecuting the action on the corporation. Shareholders may also approve, by a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting, that the corporation bring the action and entrust the Board or a representative thereof with the conduct of the proceedings. Shareholders who suffer a direct loss due to an intentional or negligent breach of a member of the Board' or senior officer's duties may sue such member of the Board or senior officer in his or her personal capacity for monetary compensation. In addition, to the extent that US laws and regulations provide a basis for liability and US courts have jurisdiction, a class action may be available.

Under Swiss law, the winning party is generally entitled to recover or to partially recover attorneys’ fees incurred in connection with such action, provided, however, that the court has broad discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he or she acted in good faith.

In addition, under Swiss law, a shareholder may petition the competent Swiss court to have a decision of the general meeting of shareholders declared invalid on the grounds that the decision violates the corporation's Articles of Association or the law.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Swiss law grants shareholders the right to inspect the register of shareholders with regards to its, his or her own shares and otherwise to the extent necessary to exercise its, his or her shareholder rights. No other person has a right to inspect the register of shareholders. With respect to other corporation ledgers and corporation files, only shareholders who individually or together with other shareholders represent at least 5% of the share capital or of the votes may request to inspect such ledgers and files by sending such a request to the Board at any time. The shareholder's request must describe why the requested inspection is required for the exercise of the shareholder's rights, and the Board shall permit inspection within four months of receiving such a request provided that no business secrets or other company interests are put at risk.

Pursuant to Swiss law, at a general meeting, any shareholder is entitled to request information from the Board concerning the affairs of the corporation. The shareholder may also ask the auditor questions regarding its audit of the corporation. The Board and the auditor must, subject to prevailing business secrets or other material interests, answer shareholders' questions to the extent necessary for the exercise of shareholders' rights.

If the shareholders' inspection and information rights prove to be insufficient, Swiss law provides, subject to the requirements thereof, an additional right to initiate a special investigation or right to appoint an expert to audit the executive management.

Amendments to Charter

Amendments to the certificate of incorporation of a Delaware corporation generally require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation, subject to certain exceptions under Delaware law, requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

The Articles of Association of a Swiss corporation may be amended with a resolution passed by a simple majority of the votes cast at such meeting, unless otherwise provided in the Articles of Association. There are a number of resolutions, amongst others an amendment of the stated purpose of the corporation, the introduction of a capital band and conditional capital, the merging of shares (unless the approval of all the shareholders concerned is required), the restriction of the transferability of registered shares, the change of the currency of the share capital, the introduction of shares with preferential voting rights and, the inclusion of an arbitration clause, that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The Articles of Association may increase the voting thresholds.

Blank Check Preferred Stock/Shares

Under Delaware law, the certificate of incorporation of a corporation may give the Board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the Board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and preclude shareholders from realizing a potential premium over the market value of their shares.

The general shareholder meeting of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a simple majority of the votes cast at the general meeting of shareholders, subject to the Articles of Associations requiring a higher approval threshold.

The Board may not create any new classes of shares with privileged voting rights unless it receives approval from a special majority of two-thirds of the voting rights represented at a shareholders' meeting as well as a majority of the aggregate nominal/par value of the shares represented at such meeting, in either case whether in person or by proxy, such qualified majority.

If the corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs.

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares according to the Articles of Association of the Company.

Distributions and Dividends

Under Delaware law, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of

Under applicable Swiss law, distributions of dividends may be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) the corporation has sufficient distributable profits from the previous fiscal years, or if the corporation has freely distributable reserves, including the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in Delaware law as the excess of the net assets over capital, as such capital may be adjusted by the Board.

out of capital contribution reserves. Swiss corporations generally must maintain a separate "statutory" balance sheet for the purpose of determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends. Distributions of interim dividends may further be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy (ii) the corporation has sufficient distributable profits generated during the current business year and (iii) audited interim financial statements must be prepared, showing the profits generated during the current business year. The corporation's auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code of Obligations and the corporation's Articles of Association.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share corporation may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Shareholders participate in the distribution of profits in proportion to the nominal/par value and number of shares they hold.

Under Swiss law, capital distributions may also take the form of a distribution of cash or property that is based upon a reduction of the corporation’s share capital recorded in the commercial register. Such a capital reduction requires the approval of shareholders holding a majority of votes cast at a general meeting. A special audit report must confirm that creditors' claims remain fully covered despite the reduction in the share capital recorded in the commercial register. On or before the approval by the general meeting of shareholders of the capital reduction, the Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within thirty days, satisfaction of or security for their claims (to the extent that the coverage of creditors' claims prior to the capital reduction has been reduced). The obligation to provide security does not apply if the reduction of the share capital does not jeopardize the satisfaction of the creditors' claims. If an unqualified special audit report is available, the law presumes that creditors' claims are not jeopardized. The presumption may be rebutted by creditors in exceptional circumstances.

Shareholder vote on board and management compensation	Under the Delaware General Corporation Law, the Board has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Swiss law includes binding say-on-pay rules that require a listed corporation to obtain shareholder approval for compensation of its members of the Board and executive management on an annual basis. Shareholders approve the total amount for the compensation of the Board and of the executive management separately, including fixed and variable compensation. Shareholders are further required to vote at each annual general meeting, on an advisory basis, on the compensation report (established under Swiss law) regarding the compensation of the members of the Board and the executive management team in the preceding fiscal year.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects the members of the Board, the chairperson of the Board and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

Swiss law provides that elections of the members of the Board, including the chairperson of the Board, require a majority of all of the votes cast. Members of the Board may not fill vacancies on the Board, appoint additional directors or appoint alternate directors.

Under Swiss law, nominations by shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of shareholders provided that such election is included in the agenda and, if the nomination is submitted prior to the general meeting, the requesting shareholder must hold, individually or together with other shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, the request must be submitted to the Board, specifying the item and the proposal. The Articles of Association provide that such request by the shareholder must be given no later than three months before the anniversary date of the Company's prior annual general meeting. If the Board refuses to accept such a request, the requesting Shareholder(s) may seek to enforce their rights through the court.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

• the duty of care; and

• the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness

According to Swiss law, the Board is responsible for the management of the corporation unless it delegates such day-to-day management to officers or executive management in bylaws or organizational regulations of the corporation. Certain of the duties of the Board, however, are non-transferable and inalienable such as:

• the ultimate management of the corporation and the issuing of all necessary directives;

• determination of the corporation’s organization;

• the organization of the accounting, financial control and financial planning systems;

• the appointment and removal of persons entrusted with managing and representing the corporation and to regulate signing authorities;

• ultimate supervision of the persons entrusted with the management, in particular with regard to compliance with the law, Articles of Association, by-laws and directives;

• to prepare the business report as well as the shareholders' meeting and to implement the resolutions adopted by the shareholders' meeting;

• to file an application for a composition moratorium and to of the transaction, and that the transaction was of fair value to the corporation.

notify the court in the event of over-indebtedness;

• to prepare the compensation report;

• to confirm changes in share capital and amend the Articles of Association accordingly; and

• to examine the statutory requirements of the auditor.

The members of the Board must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the member of the Board.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any member of the Board at any time with a resolution passed by a simple majority of the votes cast at a general meeting of shareholders concerned. The Articles of Association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Dissolution; Winding up

Unless the Board of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the Board.

A dissolution of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the share capital represented at a general meeting of shareholders passing a resolution on such dissolution. The Articles of Association may increase the voting thresholds required for such a resolution.

Variation of rights of shares	A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

The general shareholder meeting of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a simple majority of the votes cast at the general meeting of shareholders.

If the corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs.

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares according to the Articles of Association of the Company.

Shares with preferential voting rights are not regarded a special class for these purposes.

Creation and issuance of new shares	All creation of shares require the Board to adopt a resolution or resolutions, pursuant to authority expressly vested in the Board by the provisions of the company’s certificate of incorporation.

There are three methods for increasing a company’s share capital: (i) ordinary capital increase, (ii) increase within the capital band, and (iii) increase from conditional capital.

An ordinary capital increase requires a resolution by the general meeting of shareholders and must be carried out by the Board within six months of the respective general meeting in order to become effective. Under Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required.

In the case of subscription and increase against contributions in kind, or to fund acquisitions in kind, or by way of set-off with a debt of the corporation, when shareholders’ statutory subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Further, the shareholders may authorize the Board, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares to increase the share capital by a specific aggregate nominal amount, up to a maximum of 50% of the share capital, within the capital band (Kapitalband), to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval, or from the conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the corporation or one of its subsidiaries or (ii) grants of rights to employees, members of the Board or consultants or its subsidiaries or other persons providing services to the corporation or a subsidiary to subscribe for new shares (conversion or option rights), without further shareholders' approval, provided the corporation's Articles of Association delegate such authority to the Board.

Subscription Rights and Advance Subscription Rights

A subscription for stock of a corporation, whether made before or after the formation of a corporation, shall not be enforceable against a subscriber, unless in writing and signed by the subscriber or by such subscriber’s agent.

Unless otherwise provided by the terms of the subscription, a subscription for stock of a corporation to be formed shall be

If new shares of a corporation are issued - whether pursuant to shareholders' approving an increase of the ordinary share capital or the Board making use of the capital band or conditional capital - the existing shareholders will have subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) in relation to such shares or irrevocable, except with the consent of all other subscribers or the corporation, for a period of 6 months from its date.

rights pro rata to the respective nominal/par value of their existing participation.

If the general meeting of shareholders has approved the creation of the capital band and/or conditional capital, it may thereby delegate the decision whether to withdraw or limit the subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) for cause to the Board.

Repurchases of Registered Shares

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares subject to restrictions.

Redeemed shares are not deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which notice of redemption has been sent to holders.

Swiss law imposes restrictions on a corporation’s ability to hold or repurchase its own registered shares. The corporation and its subsidiaries may only repurchase own shares if sufficient freely distributable reserves are available. The total nominal value of all registered shares held by the corporation and its subsidiaries may not exceed 10% of the corporation's registered share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the Articles of Association of a corporation, the foregoing upper limit is 20%. Shares repurchased under such authorization will be cancelled at the next general meeting with the approval of shareholders holding a relative majority of the votes cast or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision.

Repurchased shares held by the corporation, or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Other Classes or Series of Shares	A company may amend its certificate of incorporation to create new classes of stock having rights and preference through a special meeting held by the stockholders entitled to vote.

The Board may not create any new classes of shares with privileged voting rights unless it receives approval from a special majority of two-thirds of the voting rights represented at a shareholders' meeting as well as a majority of the aggregate nominal/par value of the shares represented at such meeting, in either case whether in person or by proxy, such qualified majority.

If the corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs.

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares according to the Articles of Association of the Company.

SUMMARY COMPARISON OF MATERIAL SHAREHOLDER RIGHTS UNDER BRITISH COLUMBIA LAW AND SWISS LAW

Set forth below is a comparison of certain shareholder rights under British Columbia law and Swiss law:

Comparison of Shareholder Rights	British Columbia Law	Swiss Law

Capitalization

BCBCA permits the authorized share capital of a company to include the issuance of an unlimited number of Shares without nominal/par value. Under the BCBCA, a share must not be issued until it is fully paid.

Under the Swiss Code of Obligations. shares must be ascribed a nominal/par value greater than zero.

As a basic rule, the share capital of a Swiss share corporation may only be increased or decreased if the shareholders approve such a change in the share capital. However, the Board may be authorized, in accordance with a corporation's Articles of Association, to alter the share capital in two ways without needing further authorization from shareholders - namely, in the form of a capital band and conditional capital, in each case, See “Item 10 – Memorandum and Articles of Incorporation - Differences From Requirements In The United States - Creation and issuance of new shares.”

Consideration for Shares

The BCBCA provides that a share shall not be issued until the consideration for that share is fully paid in money or in property or past services that are not less in value than the issue price for the share

The Swiss Code of Obligations generally does allow for the issuance of shares that are only partly paid (with a minimum 20% of the nominal/par value to be paid-in). The Swiss Code of Obligations provides that the issue price of newly issued shares in a capital increase must be settled in cash, by way of a contribution-in-kind, by set-off with a claim or by conversion of freely disposable equity capital, except where shares are granted as a result of the exercise of a convertible security, in which case payment may not be made via contribution-in-kind or conversion of freely disposable equity capital. When implementing share capital increases, the Board must issue a capital increase report. When the issue price is paid through a contribution-in-kind, by a set-off with a claim or by conversion of freely disposable equity capital, the Board is required to disclose in such report the nature and condition of the contribution-in-kind, the existence of the claim and the free disposability of the equity capital converted, as applicable. An auditor's confirmation is required in certain cases to ensure the completeness and accuracy of the capital increase report. The Board of a Swiss share company also may not issue shares in consideration for a price that is not in the best interests of such company.

Amendment of Constating Documents

The BCBCA requires that any substantive change to the notice of articles or articles (such as, without limitation, an alteration of the restrictions of the business carried on by the company, a change in the name of the company, a continuation of a company under a new jurisdiction, an increase or reduction of the stated capital of the company or other changes to the restrictions and rights attached to shares), requires the type of resolution specified in the BCBCA, failing which specification, the type of resolution specified in the company's articles. If neither the BCBCA nor articles specify the type of resolution required for such a change, a special resolution passed by at least two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders is required. Where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes or series of shares, a special separate resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series, whether or not they are otherwise entitled to vote is required under the BCBCA.

See “Differences From Requirements In The United States – Swiss Law - Amendments to the Charter.”

Vote Required for Certain Transactions and Corporate Actions

Under the BCBCA, most corporate actions to be approved by shareholders can be approved by an ordinary resolution. However, certain extraordinary corporate actions, such as certain amalgamations, continuations, amendments to charter documents (as discussed above), sales, leases or other dispositions of all or substantially all of a company's undertaking other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, and (if ordered by a court) arrangements, are required to be approved by a special resolution of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders.

Under the Swiss Code of Obligations, most decisions or actions requiring approval by shareholders would require a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting. However, some matters that impact the structure, operations, or financial status of a Swiss share company - such as, among other things, changing the company's purpose, the merging of shares, certain capital increases, limiting or withdrawing a subscription right, introducing a conditional capital or capital band, creating shares with privileged voting rights, changing the currency of the share capital, delisting the equity securities, transferring the registered office of a company and the dissolution of a company - require an Important Resolution. Resolutions on mergers, demergers, or conversions are governed by the Swiss Merger Act, and generally require an Important Resolution (with certain exceptions for transactions within group companies). In addition, under Swiss law, the sale of "all or substantially all of its assets" by the corporation may require an Important Resolution depending on the particular transaction, including whether the following test is satisfied: (i) the corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business; (ii) corporation's assets, after the divestment, are not invested in accordance with its statutory business purpose; and (iii) the proceeds of the divestment are not earmarked for reinvestment in accordance with the corporation's business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the corporation's business.

Issuance of Options and Repurchase of Shares

Under the BCBCA, the Board has the power, subject to applicable shareholder approval requirements under law and stock exchange rules, to cause a company to issue options, warrants and other convertible securities to purchase the underlying shares of such convertible securities, as well as the power to repurchase or otherwise acquire its shareholder authorization. TSX rules separately require shareholder approval for the adoption of and certain amendments to equity-based employee benefit plans with limited exceptions.

The Swiss Code of Obligations authorize the Board to cause the corporation to issue options, warrants and other convertible securities such that holders thereof may, subject to the terms and conditions thereof, purchase the underlying shares of such convertible securities, subject to the conditional capital. Under applicable Swiss law, the Board has the power to cause a company to repurchase its shares, so long as the total nominal value of the shares acquired does not exceed 10% of the share capital and only to the extent that sufficient freely distributable reserves (including contributed surplus) are available to do so. However, the corporation may repurchase its own shares beyond the statutory limit of 10% if the shareholders have passed a resolution by majority of the votes cast at a shareholders meeting (including as part of the capital band provision included in the proposed Articles of Association) authorizing the Board to repurchase shares beyond the 10% (but in no event above 20%), which are to be cancelled. Any shares repurchased pursuant to such an authorization will then be cancelled either upon the approval of shareholders holding a majority of the votes cast at a shareholders meeting or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision. Repurchased shares held by a company or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Appointment of Directors

The BCBCA requires that a reporting issuer must have a minimum of three directors. Under the BCBCA and applicable Canadian and U.S. securities laws which continue to apply to the Company, shareholders vote "for" or "withhold" their vote for individual director nominees, whether in a contested or uncontested election, and directors are elected by a simple majority of votes cast at the shareholders' meeting. The chair of the Board is appointed by the directors. While under the BCBCA, all director nominees who receive any "for" votes in an uncontested election will be elected, the Company’s majority voting policy, as required for all TSX-listed issuers, requires that any director not elected with a majority of votes cast "for" in an uncontested election immediately tender their resignation following the applicable meeting of shareholders, which resignation the Board may accept or reject in its discretion. As a result of the Continuation and application of the Swiss Code of Obligations, the Company’s existing majority voting policy will not, as a result, apply to the Company, although the Company will continue to respect the majority voting requirements of the TSX.

Under the Swiss Code of Obligations, the Board shall consist of one or more members, which members are elected at the annual general meeting by the shareholders.

Unless the Articles of Association confer upon different classes of shareholders the right to have at least one of their representatives elected to the Board, the Swiss Code of Obligations provide that elections of the members of the Board, including the chair of the Board, require a majority of all of the votes cast.

Directors may not fill vacancies on the Board, appoint additional directors or appoint alternate directors. Under the Swiss Code of Obligations nominations by shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of shareholders provided that such election is included in the agenda and, if the nomination is submitted prior to the general meeting, the requesting shareholder must hold, individually or together with other shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, the request must be submitted to the chairperson of the Board at least three (3) months before the anniversary of the previous year's general shareholders' meeting and shall be in writing, specifying the item and the proposal.

Removal, Resignation and Disqualification of Directors

The BCBCA provides that shareholders may remove a director from the Board by the method specified in its articles or, failing any specification, by a special resolution. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or whatever method otherwise specified in the articles. The office of a director is also vacated if he or she dies, resigns by notice in writing, or becomes disqualified to hold the office of director.

The Swiss Code of Obligations provides that directors may be removed by a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting unless the Articles of Association provide otherwise. The office of a director is also vacated if he or she is not re-elected, becomes incapacitated, dies or resigns by notice in writing. Directors have no authority to remove a director.

Duties of Directors

Under the BCBCA, in exercising their powers and discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the company's articles, resolutions or contracts can relieve a director of these duties. Under the BCBCA, a company's articles or if a company has resolved by special resolution to add this provision to its articles, may transfer, in whole or in part, the powers of directors to manage or supervise management of the business and affairs of the company.

See “Differences From Requirements In The United States – Swiss Law - Directors’ fiduciary duties.”

Limitation on Liability and Indemnification of Directors and Officers

The BCBCA provides that a company may indemnify a director or officer of the company, a former director or officer of the company or another individual who acts or acted at the company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding to which the individual is or may be liable. In addition, after the final disposition of a proceeding, a company may pay the expenses actually and reasonably incurred by the individual in respect of a proceeding after the final disposition of any said proceeding. However, a company must not indemnify an individual (i) if such individual did not act honestly and in good faith with a view to the best interests of the company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the company's request; and (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

See “Differences From Requirements In The United States – Swiss Law - Limitations on Director’s Liability and Indemnification of Directors and Officers.”

Say-on-Pay	The BCBCA does not require companies to seek shareholder approval of remuneration for directors or executive management	See “Differences From Requirements In The United States – Swiss Law -Shareholder vote on board and management compensation.”

General Dissent Rights

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the dissenting shareholder's shares for the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the company if the company proposes:

1, to amend the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

2. to adopt an amalgamation agreement;

3. to approve an amalgamation into a foreign jurisdiction;

4. to approve an arrangement, the terms of which arrangement permit dissent or where the right of dissent is given pursuant to a court order;

5. to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

6. to authorize the continuation of the company into a jurisdiction other than British Columbia;

7. to approve any other resolution, if dissent is authorized by the resolution; or

8. a matter to which dissent rights are permitted by court order.

No direct equivalent to dissent rights exists in the Swiss Code of Obligations and, under applicable Swiss law, shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit).

Shareholder Requisitions and Shareholder Proposals

The BCBCA provides that in order for one or more registered holders or beneficial owners of voting shares to be entitled to submit a proposal, they must have held one or more voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders and they must own not less than 1% of the total number of voting shares or voting shares with a fair market value in excess of $2,000. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. Such a shareholder proposal must be submitted to the company not later than three months before the anniversary date of the

The Swiss Code of Obligations also provides shareholders with the right to submit shareholder proposals; shareholders holding, individually, or together with other shareholders with whom the proposal is made, 0.5% of the shares or of the votes may request that items be placed on the agenda for the general shareholders' meeting and/or that motions relating to items on the agenda be included in the notice convening the meeting. Such requested motions and agenda items must be submitted to the Board in writing before the general shareholders' meeting to be included in the meeting notice and may be accompanied by a brief explanation, which the Board must include in the meeting notice to shareholders.

company's prior annual general meeting, except where such proposal relates to the nomination of a director, in which case such proposal must be submitted not less than 30 and not more than 65 days prior to the date of the meeting, subject to certain exceptions provided in the company's articles of incorporation. If the Board refuses to accept a validly submitted shareholder proposal, the requesting shareholder(s) may seek to enforce their rights through the court.

The BCBCA also provides that one or more registered shareholders holding at least 5% of the outstanding voting shares may requisition a meeting of shareholders, and permits the requisitioning registered shareholder to call the meeting where the Board of the company does not do so within 21 days following the company's receipt of the shareholder meeting requisition. The BCBCA specifies that the requisitioned shareholder meeting must be held within not more than four months after the date the company received the requisition.

Pursuant to the Swiss Code of Obligations, at the meeting itself, any shareholder present may submit a motion concerning existing agenda items, including the nomination of a director where election of directors is on the agenda.

The Swiss Code of Obligations also provides shareholders the right to requisition shareholders' meetings, enabling shareholders holding, individually, or together with other shareholders, 5% of the shares or of the voting rights to demand that the Board call a shareholders meeting. The shareholders' meeting shall be convened by the Board within 60 days of receipt of such a request.

Shareholders' Meetings

Per the BCBCA, a company must hold an annual general meeting of its shareholders, if for the first time, not more than 18 months after the date on which the company was recognized, and, if after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year. In some instances, a company need not hold an annual general meeting of its shareholders if a written unanimous resolution of shareholders is passed with respect to the approval of the business required to be transacted at the meeting.

Under the BCBCA, general meetings of shareholders must be held in British Columbia. Hybrid shareholder meetings, which comprise both an in-person and a virtual element, and fully virtual Shareholder meetings are also permitted under the BCBCA.

Nothing in the BCBCA or in applicable Canadian or U.S. securities law prevents a company from appointing a director or member of management to act as proxyholder for shareholders who wish to vote by proxy.

Under the Swiss Code of Obligations, the corporation must hold an annual general meeting of shareholders within six months after the end of its business year. Under the Swiss Code of Obligations, a meeting of shareholders for which a notice of meeting has been duly published may not be adjourned, except where the requisite attendance quorum, if provided by the Articles of Association, is not met, in which case the meeting cannot be adjourned without publishing a new notice of the meeting. Swiss law does not provide for attendance quorum in respect of shareholders' meetings. Under the Swiss Code of Obligations , meetings of shareholders may be held outside Switzerland. Hybrid shareholder meetings and fully virtual shareholder meetings are also permitted.

Under the Swiss Code of Obligations, the following powers, among others, are vested exclusively with the shareholders: adoption and amendment of the corporation's Articles of Association; election and removal of the members of the Board, the chairperson of the Board, the members of the compensation committee, the statutory auditor and the independent voting representative; approval of the management report and the consolidated statements of account, if any; the adoption of resolutions on the use of the available earnings, in particular the declaration of dividends or the return of capital; and the release from liability of the members of the Board and the other management bodies.

Swiss law requires that shareholders appoint an independent voting representative who acts as proxyholder for shareholders who wish to vote by proxy, whose term ends at the conclusion of the shareholders meeting following their appointment. Shareholders may, nevertheless, choose to appoint someone else to act as their proxy, who need not be a shareholder. The independent voting representative may not exercise any shareholder rights beyond voting in accordance with the proxies received. In particular, shareholders cannot instruct the independent voting representative to submit proposals, make statements, or exercise the right to information.

Notice of Meetings of Shareholders

Pursuant to the BCBCA, a company must give notice of a general meeting by sending out the date, time and location of the general meeting as well as a clear description of the matters and business to be discussed between 21 days and two months before the meeting is held. In the case of a meeting requisitioned by the shareholders, notice must be sent between 21 days and four months after the date on which the requisition was received by the company. In addition, so long as a company is a reporting issuer in a jurisdiction of Canada, applicable Canadian securities law generally requires that notice be given to shareholders between 30 (or 40 if using notice-and-access) and 60 days in advance of a meeting of shareholders.

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a shareholders' meeting, the notice for such meeting must contain a statement to this effect and a copy of the resolution in question. Notice may be given by mail to the shareholder's registered address or electronically using notice-and-access.

Under the Swiss Code of Obligations, notice of an annual general meeting of shareholders must be provided no less than 20 days before the scheduled meeting date.

The notice must contain the date, time, the form and location of the general meeting as well as a clear description of the matters and business to be discussed. Further the notice must contain the motions of the Board and a short explanation thereof, the name and the address of the independent voting representative and any shareholder's motion that has been submitted with a short explanation thereof. In the case of a meeting requested by the shareholders, the directors shall convene a shareholders' meeting within 60 days of receipt of such request.

Dividends

Under the BCBCA, directors may declare or pay dividends by issuing shares or warrants by way of dividend or in property, including in money, subject to the restriction that a corporation may not declare or pay dividends if the corporation is insolvent, or the payment of the dividend would render the corporation insolvent.

See “Differences From Requirements In The United States – Swiss Law -Distributions and Dividends.”

Reduction of Share Capital	There is no similar mechanism for capital distributions from the share capital under the BCBCA.	See “Differences From Requirements In The United States – Swiss Law -Distributions and Dividends.”

Rights Upon Liquidation

Under the BCBCA, in the event of the liquidation or dissolution of the corporation, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, shareholders would be entitled to receive, pro rata, any remaining assets of the corporation available for distribution.

Under the Swiss Code of Obligations, in the event of the liquidation, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Shares would be entitled to receive, pro rata, any remaining assets of the corporation available for distribution to the holders of Shares, subject to Swiss withholding tax requirements.

Inspection of Books and Records by Shareholders

Under the BCBCA, any current director and, if permitted by the Articles, any shareholder of the corporation or any other person may for any proper purpose inspect or make copies of the corporation's central securities register, list of shareholders and other books and records, provided however that, unless the directors determine otherwise or unless otherwise determined by ordinary resolution, no shareholder of the corporation is entitled to inspect or obtain a copy of any accounting records of the corporation.

See “Differences From Requirements In The United States – Swiss Law -Inspection of Books and Records.”

Shareholders' Suits

Under the BCBCA, a shareholder or a director of a corporation may, with judicial leave, bring an action in the name of and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such right, duty or obligation. The BCBCA also allows a shareholder the right to apply to a court on the grounds that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more of the shareholders, including the applicant; or (ii) some act of the corporation has been done or is threatened, or that

See “Differences From Requirements In The United States – Swiss Law -Shareholder Suits.”

some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. If, on such an application, the court is satisfied that such grounds exist, the court may, with a view to remedying or bringing to an end the matters complained of make any interim or final order it considers appropriate.

Compulsory Acquisition

The BCBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target shares pursuant to a takeover bid or issuer bid, other than shares held at the date of the bid by or on behalf of the offeror. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a shareholder who did not accept the original offer may require the offeror to acquire the shareholder's shares on the same terms contained in the original offer.

The Swiss Merger Act provides for a squeeze-out merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, such as, for example, through cash or securities of a parent company of the acquiring company or of another company. The Swiss Merger Act grants minority shareholders the right to a judicial review of the adequacy of the compensation offered in such a case and empowers the courts to determine, if necessary, a reasonable amount of compensation.

C. Material contracts

Unless otherwise described elsewhere in this annual report the Company considers the following contracts to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. The Company refers you to "Item 4. - Information on the Company - A. History and Development of the Company," "Item 4. - Information on the Company - B. Business Overview," and "Item 7. - Major Shareholders and Related Party Transactions - B. Related Party Transactions" for a discussion of these contracts. Other than as discussed in this section or elsewhere in this annual report, the Company has no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

Arrangement Agreement

On May 15, 2023, Lithium Americas Corp. and the Company entered into an arrangement agreement (the "Original Arrangement Agreement"). On June 14, 2023, Lithium Americas Corp. and the Company entered into an arrangement agreement, which amended and restated the Original Arrangement Agreement to, among other things, include information with respect to the finalized composition of the Board of each of Lithium Argentina and the Company in the Separation Transaction (the "Amended and Restated Original Arrangement Agreement”).

The Amended and Restated Arrangement Agreement provided for, among other things, the terms of the Original Arrangement, the conditions to its completion, actions to be taken prior to and after the effective date of the Separation Transaction and indemnities between the companies after the effective date of the Separation Transaction. A copy of the Amended and Restated Arrangement Agreement is filed as exhibit to this annual report.

Pursuant to the Amended and Restated Arrangement Agreement , the Company agreed to bear all fees, cost and expenses incurred directly in connection with the Separation Transaction, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the information circular prepared in connection with the meeting of the Company shareholders to approve the Separation Transaction, accompanying form of proxy and/or voting instruction form, and any payments made to dissenting shareholders of the Company, other than fees, costs, expenses and payment obligations incurred in connection with indemnification obligations arising under the Amended and Restated Arrangement Agreement.

Tax Indemnity and Cooperation Agreement

On October 3, 2023, the Company entered into the Tax Indemnity and Cooperation Agreement between the Company and Lithium Americas Corp. dated October 3, 2023, which provides cross-indemnities against tax-specific claims a party or its representatives become subject to as a result of a breach of covenant by another party. The Tax Indemnity and Cooperation Agreement contains certain covenants that, for a period of three years after the effective date of the Separation Transaction, October 3, 2026, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the arrangement or any transaction contemplated by the Amended and Restated Arrangement Agreement to be taxed in a manner that is inconsistent with the tax rulings. In addition, the Tax Indemnity and Cooperation Agreement also contains certain customary covenants with respect to the separate filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes.

Indenture

On December 6, 2021, the Company entered into the Indenture with Computershare Trust Company, N.A., as trustee in connection with the Company’s private placement offering of an aggregate of US$258,750,000 principal amount of convertible senior notes (“Convertible Notes”). On October 3, 2023, the Company amended the Indenture by a first supplemental indenture to reflect the name change to “Lithium Americas (Argentina) Corp.” The Indenture, as amended, set out the terms and conditions upon which the Convertible Notes are authenticated, issued and delivered.

On January 23, 2025, the Company entered into a second supplemental indenture to reflect the name change to “Lithium Argentina AG” and the Continuation.

D. Exchange Controls

There is no law, governmental decree or regulation in Switzerland that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of Shares, other than withholding tax.

E. Taxation

The following summary of the material U.S., Swiss, and Canadian federal income tax considerations of receipt, ownership and disposition of the Company's Shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of Shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the Shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of Shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Shareholder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Shareholder arising from and relating to the acquisition, ownership and disposition of Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences to such U.S. Shareholder, including specific tax consequences to a U.S. Shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Shareholder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Shareholder should consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Shareholders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and The Swiss Confederation for the Avoidance of Double Taxation with respect to Taxes on Income of 1996, as corrected and amended (the "U.S. Treaty"), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Shareholders

For purposes of this summary, the term "U.S. Shareholder" means a beneficial owner of Shares that is for U.S. federal income tax purposes:

•
a citizen or individual resident of the United States;
•
a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Shareholders that are subject to special provisions under the Code, including, but not limited to, U.S. Shareholders that: (a) are governmental organizations, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and other entities); (i) are S corporations (and shareholders therein); (j) are subject to special tax accounting rules with respect to Shares; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) are persons who purchase or sell their Shares as part of a wash sale for tax purposes (and investors therein); or (n) hold Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Company were to constitute a PFIC at any time during a U.S. Shareholder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Shares.

The Company believes it likely was classified as a PFIC for its most recently completed taxable year. Based on its current business plans and expected income, assets and activities, the Company expects that it may be classified as a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company's status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, the Company's PFIC status, as well as the PFIC status of any of the Corporation’s non-U.S. subsidiaries, for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the Company or any of its non-U.S. subsidiaries will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Company's or any of its non-U.S. subsidiaries’ determination as to its PFIC status. Each U.S. Shareholder should consult its own tax advisor regarding the Company's status as a PFIC and the PFIC status of each of the Company's non-U.S. subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Shareholder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the Company's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Shareholders will be deemed to own their proportionate share of any of the Company's subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below, under the heading "Default PFIC Rules Under Section 1291 of the Code," on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Shareholders directly held the shares of such Subsidiary PFIC. In addition, U.S. Shareholders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Shares. Accordingly, U.S. Shareholders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Shareholder of the purchase of Shares and the acquisition, ownership, and disposition of Shares will depend on whether such U.S. Shareholder makes a "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Shares. A U.S. Shareholder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Shareholder") will be subject to tax as described below.

A Non-Electing U.S. Shareholder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Shares and (b) any excess distribution received on the Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions with respect to the Shares received in the current tax year) exceeds 125% of the average annual distributions such U.S. Shareholder has received from the Company during the three preceding tax years (or during a U.S. Shareholder's holding period for the Shares, if shorter).

Under Section 1291 of the Code, if the Company is a PFIC, any gain recognized on the sale or other taxable disposition of Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Shareholder) must be ratably allocated to each day in a Non-Electing U.S. Shareholder's holding period for the Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Shareholder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Shareholder holds Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Shareholder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Shareholder may terminate this deemed PFIC status with respect to Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Shareholder that makes a QEF Election for the first tax year in which its holding period of its Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Shares. However, a U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Shareholder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Shareholder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Shareholder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Shareholder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Shareholders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Shareholder that made a QEF Election has an income inclusion, such a U.S. Shareholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Shareholder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Shareholder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Shareholder because of such QEF Election and (b) will adjust such U.S. Shareholder's tax basis in the Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Shareholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Shareholder's holding period for the Shares in which the Company was a PFIC. A U.S. Shareholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Shareholder files a U.S. federal income tax return for such year. In the event that the Shares that a U.S. Shareholder received pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. Shareholder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a timely QEF Election for such stock. If a U.S. Shareholder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Shareholder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Shareholder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company was not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Shareholder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, as determined by the Company, the Company: (a) intends to make publicly available to U.S. Shareholders, upon their written request, a "PFIC Annual Information Statement" for the Company as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Shareholder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on the Company's website. However, no assurances can be given that the Company will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Shareholders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Shareholders do not obtain such required information. Each U.S. Shareholder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any Subsidiary PFICs, U.S. Shareholders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Shareholder may make a Mark-to-Market Election with respect to Shares only if the Shares are marketable stock. The Shares generally will be "marketable stock" if the Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Shares will be sufficiently regular for the shares to qualify as marketable stock. U.S. Shareholders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Shareholder that makes a Mark-to-Market Election with respect to its Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Shares. However, if a U.S. Shareholder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Shareholder's holding period for the Shares and such U.S. Shareholder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Shares.

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Shares, as of the close of such tax year over (b) such U.S. Shareholder's tax basis in the Shares. A U.S. Shareholder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Shareholder's adjusted tax basis in the Shares, over (ii) the fair market value of such Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Shareholder's tax basis in the Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Shares, a U.S. Shareholder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Shareholder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Shareholder may be eligible to make a Mark-to-Market Election with respect to the Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Shareholder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291 of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Shareholders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Shareholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Shareholder may vary based on the manner in which such Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Shareholders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Shareholder if the Company is a PFIC, regardless of whether such U.S. Shareholder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Shareholder that uses Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Shares.

In addition, a U.S. Shareholder who acquires Shares from a decedent will not receive a "step up" in tax basis of such Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Shareholder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Shareholder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Shares

The Company does not anticipate making distributions with respect to the Shares in the foreseeable future. A U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to a Share is required to include the amount of such distribution in gross income as a dividend (without reduction for any Swiss income tax withheld from such distribution) to the extent of the Company's current and accumulated "earnings and profits," as computed under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the Company, the excess would be treated as a recovery of basis to the extent of the U.S. Shareholder's tax basis in the Shares and then as capital gain. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Shareholders should expect that distributions by the Company with respect to the Shares will be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Shareholders on Shares generally are not be eligible for the "dividends received deduction" allowed to U.S. Shareholders that are treated as corporations for U.S. federal tax purposes. Subject to applicable limitations and provided the Company is eligible for the benefits of the U.S. Treaty, or the Shares are readily tradable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Shareholders, including individuals, generally are eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Upon the sale or other taxable disposition of Shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Shareholder's tax basis in such Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally is long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Shares have been held for more than one year. Gain or loss, as well as the holding period for the Shares, is determined separately for each block of Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Shareholder generally is treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Preferential tax rates may apply to long-term capital gain of a U.S. Shareholder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Shareholder in foreign currency or on the sale, exchange or other taxable disposition of Shares generally is equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt or settlement, as applicable, a U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Shareholder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally is U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Shareholders who use the accrual method of tax accounting. Each U.S. Shareholder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Shares are treated as foreign-source income that generally is treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Swiss withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Shareholder that pays (whether directly or through withholding) Swiss income tax with respect to dividends paid on the Shares generally is entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for such Swiss income tax paid. Generally, a credit will reduce a U.S. Shareholder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Shareholder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Shareholder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Shareholder's particular circumstances. Accordingly, each U.S. Shareholder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. tax return disclosure obligations (and related penalties) are imposed on U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Shareholders may be subject to these reporting requirements unless their Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Shareholder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Shareholder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Shareholders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules are allowed as a credit against a U.S. Shareholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Shareholder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Shareholder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. SHAREHOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES. U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Swiss Income Tax Considerations

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Shares under Swiss income tax laws and regulations in force on the date of this annual report. Tax consequences are subject to changes in applicable law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Shares nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular holder of Shares.

Investors are urged to consult their own tax advisors as to tax consequences of the acquisition, ownership and disposition of Shares. Tax consequences may differ according to the provisions of different tax treaties (see below) and the investor’s particular circumstances.

Swiss Withholding Tax

Under Swiss tax law, dividends and similar cash or in-kind distributions paid on the Shares (including liquidation proceeds and bonus shares or repurchases of Shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Swiss Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Shares and any permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Swiss Withholding Tax.

Swiss tax resident individuals who hold their shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland and who hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged transactions, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Shares and the procedures for claiming a refund of the Swiss Withholding Tax.

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. The Swiss Federal Issuance Stamp Tax levied on the proceeds from the issuance of the Shares will be borne by the Company.

The purchase or sale of Shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to Swiss Federal Securities Transfer Stamp Tax at a current rate of up to 0.15%, calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtensteinian bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions simply because they hold Shares. The same applies for capital gains on the sale of Shares. For Swiss Withholding Tax consequences, see above.

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Shares as described above), which are not repayments of the nominal value of the Shares or permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)), are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Shares to a third party will generally be a tax-free private capital gain or a non-tax-deductible capital loss, as the case may be. Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds and bonus shares or taxable repurchases of Shares as described above) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the shares held have an aggregate market value of at least CHF 1 million. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Shares) for such taxation period. The same tax treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders holding Shares are not subject to cantonal and communal wealth or annual capital tax simply because they hold Shares.

Resident Private Shareholders are required to report their Shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Shares). Domestic Commercial Shareholders are required to report their Shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax. No wealth or capital tax is levied at the federal level.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a bilateral agreement with the European Union on the international automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement became effective as of January 1, 2017, and applies to all 27 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other countries, such as the United Kingdom, became effective. Based on this AEOI Agreement and the bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include shares, held in, and income derived from and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in a EU member state or a treaty state from 2017, and exchanges such information since 2018. Switzerland has signed and is expected to sign further AEOI agreements with other countries. A list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. In October 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. As of the date of this proxy statement/prospectus, negotiations are ongoing.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements the Company files reports and other information with the SEC. You may inspect and copy any report or document that the Company files, including this annual report and the accompanying exhibits, at the SEC's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates. The Company's SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on the Company's website at www.lithium-argentina.com. Information on the Company's website does not constitute a part of this annual report and is not incorporated by reference.

The Company will also provide without charge to each person, including any beneficial owner of the Shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to the Company’s administrative office at, 300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

To the extent the Company furnishes an annual report to security holders, the Company will promptly submit an English version of this annual report to U.S. security holders under the cover of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.

For descriptions of the Company’s credit risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

For descriptions of the Company’s liquidity risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards.

Market Risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities.

For descriptions of the Company’s market risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards..

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.

For descriptions of the Company’s foreign currency risk, see Note 22 of the Company’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. to C.

Not applicable.

D. American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to B. Modifications to the Rights of Security Holders

In January 2025, the Company completed a corporate reorganization, as a result of which the Company’s corporate jurisdiction was moved from British Columbia, Canada to Zug, Canton of Zug, Switzerland. Accordingly, the rights of the Company's Shares became governed by the Articles of Association and the laws of Switzerland. The rights attaching to each share remained substantially equivalent.

C.

Not applicable.

D.

Not applicable.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2024, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s CEO and CFO. Based on that evaluation, the CEO and CFO have concluded that as of such date the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

It should be noted that while the CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management's Report on Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2024, the Company’s internal control over financial reporting was effective.

C. Attestation Report of Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion, which appears herein.

D. Changes in Internal Controls Over Financial Reporting

There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Robert Doyle and Calum Morrison (i) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and the applicable NYSE rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or the Board.

ITEM 16B. CODE OF ETHICS

On January 23, 2025, the Company adopted a new code of ethics as part of the transaction, entitled the Code of Business Conduct and Ethics (the “Code”). The Code applies to all directors, officers and employees of the Company, including the CEO and CFO. The Code replaces the Company’s prior code of conduct and contains amendments to reflect the Company’s name change from “Lithium Americas (Argentina) Corp.” to “Lithium Argentina AG”, to include provisions regarding anti-trust and fair competition matters, and other changes of housekeeping nature.

Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company’s internet website at the following address: https://www.lithium-argentina.com/. Notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, unless explicitly incorporated.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our Auditors, PricewaterhouseCoopers LLP, Vancouver, Canada (PCAOB ID #271), unless stated otherwise, for the years indicated.

	December 31, 2023	December 31, 2024
Audit Fees	C$1,600,500	$508,606
Audit-Related Fees	0	0
Tax Fees	C$170,300	$650,522
All Other Fees	C$6,440	$2,343
Total Fees	C$1,777,240	$1,161,471

Notes:

(1)
Audit Fees. The aggregate audit fees billed by the Company’s Auditor.

(2)
Audit-Related Fees. This category refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees.
(3)
Tax Fees. This category includes the aggregate fees billed (or accrued) for professional services provided by the Auditor rendered for tax compliance, tax advice and tax planning.
(4)
All Other Fees. This category includes fees for a subscription to accounting publications and services related to the Extractive Sector Transparency Measure Act in Canada.

Pre-Approval Policies and Procedures

The Audit and Risk Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s Auditor, subject to the Chair reporting the pre-approval(s) to the Audit and Risk Committee at the Committee’s meeting subsequent to said approval(s).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s Shares are listed in the United States on the NYSE and in Canada on the TSX. The Company is incorporated under the laws of Switzerland listed on the TSX and is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The Company has in place a system of corporate governance practices which is in line with applicable Canadian requirements, including National Instrument 58-101 Disclosure of Corporate Governance Practices, National Policy 58-201 Corporate Governance Guidelines, National Instrument 52-110 Audit Committees and rules of the TSX. Section 303A of the NYSE Listed Company Manual permits the NYSE to consider the laws, customs and practices of foreign private issuers in relaxing certain NYSE listing criteria, and to grant exemptions from NYSE listing criteria based on these considerations.

Shareholder Meeting Quorum Requirement

The NYSE typically expects listed companies to have a quorum requirement of a majority of the company’s outstanding shares. There is no precisely corresponding requirement under Swiss law, however the Company's Articles of Association provide for quorum requirements. For resolutions or elections to be passed at a shareholders' meeting, at least two shareholders entitled to vote, either in person or by proxy, must be present at the commencement of the meeting and collectively represent at least 5% of the issued shares entitled to vote at the meeting.

Shareholder Approval Requirement for Issuing Securities

The NYSE requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including any transaction or series of transactions that would result in the issuance of Shares (or securities convertible into Shares) equal to 20% or more of presently outstanding shares (other than a public offering for cash or in certain other cases of financings for cash). The Company is also subject to TSX requirements, unless certain exemptions1 are available.

1 Subject to meeting certain exemptions for “Eligible Interlisted Issuers”, the TSX requires shareholder approval for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (i) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (ii) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

According to Swiss law, a company's share capital may be increased by issuing new shares through an ordinary share capital increase, which requires approval by the shareholders and must be carried out by the Board within six months of the respective general meeting in order to become effective. Further, the shareholders may authorize the Board, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal/par value of the shares represented at such meeting, to increase the share capital by a specific aggregate nominal amount, up to a maximum of 50% of the share capital, (i) within the capital band (Kapitalband), to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or (ii) from the conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible rights or one of its subsidiaries or (ii) grants of rights to employees, members of the Board, consultants or other persons providing services to the company or a subsidiary to subscribe for new shares (conversion or option rights), without further shareholders' approval, provided the company's Articles of Association delegate such authority to the Board. The Company's Articles of Association provide for such capital band, conditional capital for financing purposes and conditional capital for equity incentive plans.

Shareholder Approval Requirements for Equity Compensation Plans

The NYSE requires shareholder approval of all equity compensation plans and material revisions to such plans, with limited exemptions set out in the NYSE Listed Company Manual. No such rule applies to a Swiss corporation, however shareholder approval is required as set forth above for the introduction of a so-called conditional capital in the Articles of Associations of the Company to issue shares under such equity compensation plan, unless those shares are sourced from treasury shares of the Company. The Company is also subject to TSX requirements, unless certain exemptions2 are available.

2 Subject to meeting certain exemptions for “Eligible Interlisted Issuers” TSX rules require shareholder approval of “security-based compensation arrangements,” which are plans that involve newly issued shares, or specified amendments to such plans.

Proxy Delivery Requirements

The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. As a foreign private issuer, the Company is exempt from the proxy rules set forth under the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Switzerland. As a reporting issuer in Canada, the Company must comply with Canadian requirements subject to certain exceptions3. The foregoing is consistent with the laws, customs, and practices in Switzerland and Canadian reporting requirements.

3 An issuer can follow certain U.S. requirements if it qualifies as an “SEC issuer” or “SEC foreign issuer”.

The foregoing is consistent with the laws, customs, and practices in Switzerland.

ITEM 16H. MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977, which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2024, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures (the “Securities Trading Policy”) that govern the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Securities Trading Policy is filed hereto as Exhibit 11.1.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company recognizes the critical importance of cybersecurity in safeguarding its information assets, operational systems, and stakeholder interests. We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems and information.

To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques. Given the Company's small corporate staff, cybersecurity risk management is primarily outsourced to third-party service providers with expertise in cybersecurity threat detection, prevention, and incident response.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies and reporting channels that apply across the enterprise risk management program to other risk areas. Our Internal Audit & Risk team is principally responsible for facilitating our enterprise risk management program, in consultation with multiple functions at the Company and reporting to the Audit Committee.

The Company has established a cybersecurity risk management program designed to identify, assess, and mitigate cybersecurity risks. This program includes the engagement of external cybersecurity firms that provide ongoing monitoring, vulnerability assessments, and compliance with relevant security standards and regulatory requirements. The outsourced cybersecurity service providers implement industry best practices, including firewalls, encryption, multi-factor authentication, and intrusion detection systems, to mitigate potential threats.

The Company remains committed to safeguarding its information systems and data from cybersecurity threats. While no material cybersecurity incidents have occurred, the Company continues to enhance its cybersecurity risk management practices in response to the dynamic threat landscape. Through external expertise, robust governance, and periodic oversight by the Audit Committee, the Company seeks to effectively manage cybersecurity risks and ensure business continuity.

Cybersecurity Incidents and Governance

As of the date of this filing, the Company has not experienced any material cybersecurity incidents. However, in recognition of the evolving nature of cyber threats, the Company continuously evaluates and enhances its cybersecurity measures. In the event of a cybersecurity incident, the Company has a response plan in place, coordinated by its third-party cybersecurity partners, to contain, investigate, and remediate any breaches while ensuring compliance with applicable regulatory reporting obligations.

The Audit Committee has oversight responsibility for cybersecurity risk management. It receives quarterly and event specific from the Finance Operations Director and external cybersecurity advisors on emerging threats, mitigation strategies, and regulatory developments. The Audit Committee ensures that the Company’s cybersecurity strategy aligns with its overall risk management framework and corporate governance principles.

Each employee is responsible for complying with the Company’s Information Technology and Cybersecurity Policy. The Company’s Information Technology Department assists employees and monitors compliance with the Information Technology and Cybersecurity Policy. The Information Technology Department ultimately reports to the Chief Financial Officer.

Third-Party Cybersecurity Risk Management

Given the Company's reliance on external vendors for key cybersecurity functions, it maintains a vendor risk management program. This includes contractual agreements with service providers that specify security requirements, data protection measures, and incident response obligations. Regular assessments of third-party vendors are conducted by the Company’s Information Technology Department to ensure compliance with cybersecurity standards and to mitigate risks associated with outsourced IT functions.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, including the audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, together with the report of PricewaterhouseCoopers LLP, Chartered Professional Accountants, is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Lithium Argentina AG Articles of Association (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K12b filed by Lithium Argentina AG on January 24, 2025)
1.2	Lithium Argentina AG By-laws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K12b filed by Lithium Argentina AG on January 24, 2025)
2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to the Current Report on Form 8-K12B filed by Lithium Argentina AG on January 24, 2025)
3.1

First Supplemental Indenture dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed by Lithium Americas (Argentina) Corp. on October 4, 2023)

3.2

Second Supplemental Indenture dated January 23, 2025 between Lithium Americas (Argentina) Corp. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Lithium Argentina AG on January 24, 2025)

3.3

Supplemental Transaction Agreement dated August 18, 2018 between Lithium Americas Corp. and GFL International Co., Ltd.(incorporated by reference to Exhibit 99.3 of the Current Report on Form 6-K filed by Lithium Argentina AG on August 27, 2018)

4.1#

Tax Indemnity and Cooperation Agreement dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Lithium Americas Corp. (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

4.2

Lithium Argentina AG Equity Incentive Plan, Effective January 23, 2025 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by Lithium Argentina AG on January 24, 2025)

4.3

Arrangement Agreement dated June 14, 2023 between Lithium Americas Corp. and Lithium Americas (Argentina) Corp. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Lithium Americas Corp. on June 23, 2023)

4.4	Summary in English of the Purchase Option Agreement dated March 28, 2016, by and between Minera Exar S.A. and Grupo Minero Los Boros
8.1	List of Subsidiaries
11.1	Securities Trading Policy
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management’s discussion and analysis of Lithium Argentina for the year ended December 31, 2024
15.2	S-K 1300 Technical Report - Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina, effective December 31, 2024
15.3	Consent of Qualified Person (David Burga)
15.4	Consent of Qualified Person (Daniel Weber)
15.5	Consent of Qualified Person (Anthony Sanford)
15.6	Consent of Qualified Person (Marek Dworzanowski)
15.7 15.8 15.9	Consent of Qualified Person (Andeburg Consulting Services) Consent of Qualified Person (LRE Water) Consent of Qualified Person (EnviroProTech-t)]
15.10	Consent of Qualified Person (CSU Projects)
15.11	Consent of Qualified Person (Frederik Reidel)
97.1	Incentive Compensation Recovery Policy
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatting as Inline XBRL and contained in Exhibit 101)

# Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(5) and 601(b). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Lithium Argentina AG

By:	/s/Sam Pigott
Name: Sam Pigott
Title: President and Chief Executive Officer

Date: March 28, 2025

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp.) and its subsidiaries (together, the Company) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss) income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it presents the equity-settleable convertible notes in 2024.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of embedded derivatives in equity-settleable convertible notes

As described in Notes 3 and 13 to the consolidated financial statements, the Company issued an aggregate of $258.8 million principal amount of 1.75% equity-settleable convertible notes in December 2021 (Convertible Notes). The Convertible Notes represent financial instruments that include a debt host and embedded derivatives related to the conversion and redemption options, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statements of comprehensive loss. The embedded derivative liability was revalued on December 31, 2024 at $0.6 million. The valuation of the embedded derivative liability required management to make significant estimates and judgments. Management determined the fair value of the embedded derivative liability as of December 31, 2024 using a Partial Differential Equation method with Monte Carlo Simulation. The significant assumptions used by management to value the embedded derivative liability included the Company’s expected traded instruments volatility and credit spread.

The principal considerations for our determination that performing procedures relating to the valuation of embedded derivatives in the Convertible Notes is a critical audit matter are (i) the significant judgments by management to determine the fair values of the embedded derivative liability, which included significant assumptions related to the Company’s expected traded instruments volatility and credit spread; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation; and (iii) the audit effort which involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair values of the embedded derivative liability. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative liability at inception and as of December 31, 2024, based on third party data and independently developed assumptions of the Company’s expected traded instruments volatility and credit spread, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 17, 2025

We have served as the Company’s auditor since 2015.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,	January 1,
	Note	2024	2023	2023
			Restated *	Restated *
		$	$	$
CURRENT ASSETS
Cash and cash equivalents	5	85,543	122,293	194,471
Short-term bank deposits		-	-	157,631
Prepayments to Minera Exar for lithium carbonate purchases	9	-	6,673	-
Receivables from purchasers for lithium carbonate	9	17,436	-	-
Loans to Exar Capital	8	10,799	-	-
Other receivables, prepaids and deposits		3,631	4,609	3,990
		117,409	133,575	356,092
NON-CURRENT ASSETS
Associates and other investments		-	-	31,343
Investment in Sal de la Puna Project	6	183,207	181,270	-
Loans to Exar Capital	8	369,616	320,869	223,122
Loans to Minera Exar	10	67,355	-	-
Investment in Cauchari-Olaroz Project	7	32,919	59,581	41,507
Long-term receivable from JEMSE	7	7,935	7,394	6,813
Property, plant and equipment	11	8,988	9,245	9,026
Exploration and evaluation assets	12	343,794	343,092	348,645
		1,013,814	921,451	660,456
TOTAL ASSETS		1,131,223	1,055,026	1,016,548

CURRENT LIABILITIES
Accounts payable and accrued liabilities		8,375	9,649	16,540
Payable to Minera Exar for lithium carbonate purchases	9	21,152	-	-
Customer advances	9	-	2,322	-
Convertible notes interest and other liabilities		2,308	2,608	3,105
Equity-settleable convertible notes	13	208,437	200,361	204,472

		240,272	214,940	224,117
NON-CURRENT LIABILITIES
Deferred income tax liability	23	-	10,659	-
Decommissioning provision		-	-	478
Other liabilities		21	496	7,951
		21	11,155	8,429
TOTAL LIABILITIES		240,293	226,095	232,546

EQUITY
Share capital	14	1,619	1,607	1,350
Capital reserve		1,499,682	1,492,001	1,058,361
Accumulated other comprehensive loss		(3,487)	(3,487)	(3,487)
Deficit		(669,540)	(661,190)	(272,222)
TOTAL EQUITY ATTRIBUTABLE TO LITHIUM ARGENTINA'S SHAREHOLDERS		828,274	828,931	784,002
Non-controlling interest	10	62,656	-	-
TOTAL EQUITY		890,930	828,931	784,002
TOTAL LIABILITIES AND EQUITY		1,131,223	1,055,026	1,016,548

*The comparative information has been reclassified as discussed in Note 13 and Note 14.

Approved for issuance on March 14, 2025

On behalf of the Board of Directors:

“Robert Doyle”	“George Ireland”
Director	Director

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years Ended December 31,
	Note	2024	2023	2022
		$	$	$
EXPENSES
Exploration and evaluation expenditures	17	(10,078)	(21,214)	(4,733)
General and administrative	16	(14,654)	(21,401)	(13,339)
Equity compensation		(7,229)	(8,399)	(2,602)
Share of (loss)/income of Cauchari-Olaroz Project	7	(28,232)	16,211	(83,276)
Share of loss of Arena Minerals		-	(677)	(1,359)
Share of loss of Sal de la Puna Project	6	(176)	(866)	-
		(60,369)	(36,346)	(105,309)
OTHER ITEMS
Transaction costs	19	(6,818)	(7,569)	-
Gain on financial instruments measured at fair value	13	12,530	22,379	44,570
Gain on modification of the loans to Exar Capital		-	-	20,354
Finance costs	18	(25,176)	(22,702)	(20,874)
Foreign exchange gain		2,147	19,579	3,433
Finance and other income	20	51,787	52,899	25,299
		34,470	64,586	72,782

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES		(25,899)	28,240	(32,527)

Tax recovery/(expense)	23	10,659	(10,659)	-

(LOSS)/INCOME FROM CONTINUING OPERATIONS		(15,240)	17,581	(32,527)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	4	-	1,270,788	(61,041)

NET (LOSS)/INCOME		(15,240)	1,288,369	(93,568)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina		(15,234)	1,288,369	(93,568)
Non-controlling interest		(6)	-	-

TOTAL COMPREHENSIVE (LOSS)/INCOME		(15,240)	1,288,369	(93,568)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM CONTINUING OPERATIONS*	14
(Loss)/income per share - basic		(0.09)	0.11	(0.24)
(Loss)/income per share - diluted		(0.09)	0.11	(0.24)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM DISCONTINUED OPERATIONS
Income/(loss) per share - basic		-	8.18	(0.46)
Income/(loss) per share - diluted		-	7.91	(0.46)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE TOTAL
(Loss)/income per share - basic		(0.09)	8.29	(0.70)
(Loss)/income per share - diluted		(0.09)	8.02	(0.70)
Weighted average number of common shares outstanding – basic total	14	161,338	155,331	133,709
Weighted average number of common shares outstanding – diluted total	14	161,338	160,630	133,709

*The comparative (loss) income per share information has been restated as discussed in Note 14.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Capital Reserve	Accumulated other comprehensive loss	Deficit	Shareholders’ equity	Non-controlling interest	Total equity
	of shares	$	$	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2021 (Note 14)	120,831	1,208	717,248	(3,487)	(178,654)	536,315	-	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,005	10	1,910	-	-	1,920	-	1,920
Shares issued pursuant to the acquisition of Millennial	13,199	132	333,680	-	-	333,812	-	333,812
Equity compensation	-	-	3,530	-	-	3,530	-	3,530
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374	-	1,374
DSUs issued in lieu of directors' fees	-	-	619	-	-	619	-	619
Net loss	-	-	-	-	(93,568)	(93,568)	-	(93,568)
Balance, December 31, 2022 (Note 14)	135,035	1,350	1,058,361	(3,487)	(272,222)	784,002	-	784,002
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	2,186	22	150	-	-	172	-	172
Shares issued pursuant to the GM investment	15,002	150	286,804	-	-	286,954	-	286,954
Share issuance costs	-	-	(15,217)	-	-	(15,217)	-	(15,217)
Shares issued pursuant to Arena Minerals acquisition	8,456	85	163,118	-	-	163,203	-	163,203
Equity compensation	-	-	14,254	-	-	14,254	-	14,254
DSUs issued in lieu of directors' fees	-	-	628	-	-	628	-	628
Distribution of assets upon separation	-	-	(16,097)	-	(1,677,337)	(1,693,434)		(1,693,434)
Net income	-	-	-	-	1,288,369	1,288,369	-	1,288,369
Balance, December 31, 2023 (Note 14)	160,679	1,607	1,492,001	(3,487)	(661,190)	828,931	-	828,931
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	1,253	12	(12)	-	-	-	-	-
Equity compensation (Note 14)	-	-	7,693	-	-	7,693	-	7,693
Pastos Grandes Transaction (Note 10)	-	-	-	-	6,884	6,884	62,662	69,546
Net loss	-	-	-	-	(15,234)	(15,234)	(6)	(15,240)
Balance December 31, 2024 (Note 14)	161,932	1,619	1,499,682	(3,487)	(669,540)	828,274	62,656	890,930

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2024	2023	2022
		$	$	$
OPERATING ACTIVITIES
(Loss)/income from continuing operations		(15,240)	17,581	(32,527)

Items not affecting cash and other items:
Equity compensation	14	7,229	8,399	1,175
Depreciation		758	1,067	222
Deferred tax (recovery)/expense	23	(10,659)	10,659	-
Foreign exchange gain		(2,147)	(13,774)	(3,433)
Share of loss/(income) of Cauchari-Olaroz Project	7	28,232	(16,211)	83,276
Share of loss of Arena Minerals		-	677	1,359
Share of loss of Sal de la Puna Project	6	176	866	-
Gain on modification of the loans to Exar Capital			-	(20,354)
Gain on financial instruments measured at fair value	13	(12,530)	(22,379)	(44,570)
Finance costs (net)		(21,336)	(8,285)	(151)
Payment of interest on the convertible notes and debt facilities		(4,528)	(4,528)	(6,297)
Changes in non-cash working capital items:
(Increase)/decrease in receivables, prepaids and deposits		(16,458)	(1,018)	175
Increase in accounts payable and accrued liabilities		20,342	3,009	4,356
Decrease/(increase) in net prepayments made for lithium carbonate		4,351	(4,353)	-
Cash used in operating activities of continuing operations		(21,810)	(28,290)	(16,769)
Cash used in operating activities of discontinued operations		-	(30,679)	(48,453)
Net cash used in operating activities		(21,810)	(58,969)	(65,222)

INVESTING ACTIVITIES
Loans to Exar Capital	8	(41,978)	(64,680)	(79,674)
Proceeds from repayment of loans by Exar Capital	8	26,476	-	-
Loans to Minera Exar	10	(65,000)	-	-
Contribution to Investment in Cauchari-Olaroz project	7	(1,570)	(1,863)	(3,138)
Contribution to Investment in Sal de la Puna Project	6	(2,113)	-	-
Proceeds from withdrawal of/ (investments in) short-term bank deposits		-	155,000	(155,000)
Investment in Arena Minerals		-	-	(2,745)
Change in cash as a result of Arena Minerals acquisition		-	(2,887)	-
Change in cash as a result of Millennial acquisition		-	-	31,352
Additions to exploration and evaluation assets	12	(702)	(2,577)	(1,188)
Additions to property, plant and equipment	11	(971)	(5,291)	(169)
Cash (used)/provided by investing activities of continuing operations		(85,858)	77,702	(210,562)
Cash used in investing activities of discontinued operations		-	(116,804)	(20,320)
Net cash used in investing activities		(85,858)	(39,102)	(230,882)

FINANCING ACTIVITIES
Proceeds from equity awards exercises		-	172	1,920
Financing costs related to separation		-	(15,647)	-
Cash distributed upon separation	4	-	(275,499)	-
Repayment of the subordinate loan facility		-	-	(24,708)
Proceeds from Pastos Grandes Transaction	10	70,000	-	-
Transaction costs related to Pastos Grandes Transaction	10	(455)	-	-
Lease liabilities		(774)	338	(303)
Cash provided/(used) in financing activities of continuing operations		68,771	(290,636)	(23,091)
Cash provided by financing activities of discontinued operations		-	302,755	(374)

Net cash provided/(used) in financing activities		68,771	12,119	(23,465)

Effect of foreign exchange on cash		2,147	13,774	3,433

CHANGE IN CASH AND CASH EQUIVALENTS		(36,750)	(72,178)	(316,136)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		122,293	194,471	510,607
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		85,543	122,293	194,471

Supplemental disclosure with respect to cash flows (Note 22)

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
NATURE OF OPERATIONS

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp. and prior to the Separation Lithium Americas Corp. (Note 4), is a Swiss- domiciled resource company with lithium projects located in Argentina.

On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding common registered shares of the Company (the “Continuation”) (Note 14). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

The Company is focused on the operations of the Cauchari-Olaroz project (“Cauchari-Olaroz”). Cauchari-Olaroz is a lithium brine operation located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina. The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the production stage and achieved commercial production effective October 1, 2024.

The Company also owns 85.1% interest in the Pastos Grandes lithium project (“Pastos Grandes”) acquired through the acquisition of Millennial Lithium Corp. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), held by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) which was acquired on April 20, 2023. Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina.

The Company's registered office is located at Dammstrasse 19, 6300 Zug, Switzerland.

2.
BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on March 14, 2025.

These consolidated financial statements are expressed in United States dollars (“US$” or “US dollar”), the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all the years presented in these consolidated financial statements, unless otherwise stated.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

Material accounting policies

Principles of Consolidation

These consolidated financial statements include the accounts of Lithium Argentina and its corporate group of companies, consisting of (i) Argentine subsidiaries, Proyecto Pastos Grandes S.A. and Potassium S.A.; (ii) Dutch wholly owned subsidiaries 2265866 Ontario Inc. and Millennial, (iii) Canadian wholly owned subsidiary 1511210 BC Ltd.; and (iv) US wholly owned subsidiary Lithium Americas (Argentina) Services Corp. All intercompany transactions and balances have been eliminated. 2265866 Ontario Inc. and Millennial were re-domiciled from Canada to the Netherlands as part of the Continuation in November 2024.

Subsidiaries are all entities over which the Company has control. The Company is considered to control an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the entity’s activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Where necessary, the accounting policies of subsidiaries are adjusted to align with those of the Company.

Investments in Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting.

Under the equity method, the initial investment is recorded at cost, and the carrying value is subsequently adjusted for the Company’s share of post-acquisition net income or loss, depreciation, amortization, or impairment of fair value adjustments made to the underlying balance sheet at the acquisition date. The carrying value is also adjusted for dividends, cash contributions, and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

If the Company’s share of losses of an associate exceeds the carrying value of its interest in the associate, it discontinues recognizing its share of further losses. Once the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the entity incurs legal or constructive obligations or makes payments on behalf of the associate or joint venture. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses that were not recognized.

At each reporting date, the Company considers whether there is objective evidence of impairment of the investments in associates. If such evidence exists, the Company determines the amount of impairment to record, if any, by reference to the recoverable amount of investment determined in accordance with IAS 36, Impairment of Assets as described in the Company’s accounting policy for impairment of property, plant and equipment.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The consolidated financial statements are presented in US dollars. The functional currency of the parent entity, Lithium Argentina, as well as all its subsidiaries, is the US dollar. The functional currency of the Company’s associates, Minera Exar and Exar Capital B.V. (“Exar Capital”), is also the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures, excluding acquisition costs and claim maintenance costs, are expensed until the technical feasibility and commercial viability are established. These factors are assessed based on the following:

•
The extent to which mineral reserves or mineral resources, as identified through a feasibility study or similar document; and
•
The status of mining leases, environmental and mining permits.

Costs related to the acquisition and maintenance of mineral property claims, including option payments and annual fees to keep the property in good standing are capitalized and deferred on a property-by-property basis. This also applies to exploration expenditures incurred within the geologic formation of an existing brownfield mining project, until the project is sold, abandoned, impaired, or placed into production. After recognition, the Company applies the cost model for exploration and evaluation assets.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The Company evaluates its exploration and evaluation assets for impairment at each balance sheet date, as well as whenever events or circumstances suggest the possibility of impairment. If the Company determines that a property has been impaired or if exploration results indicate no further work is warranted, the property is written down or written off. Additionally, exploration and evaluation assets are tested for impairment immediately before being reclassified to mineral property development costs.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable acquisition or construction costs necessary to bring the asset to its intended location and condition for it to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings, and any related cash used to construct qualifying assets, as defined under IFRS.

Capitalization of costs ceases when the asset is capable of operating in the manner intended by management. The Company exercises judgment in determining when the asset is considered ready for use in accordance with management’s intended purpose.

Subsequently, property, plant, and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, with the exception of land which is not depreciated. When different parts of a single item of property, plant, and equipment have varying useful lives, they are treated as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•
Laboratory, exploration, and pilot plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•
Buildings – straight-line basis over the estimated useful life of 20 years;
•
Right-of-use assets included in “Other” – depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and
•
Office equipment included in “Other” – declining balance method at 20% annual rate.

The assets’ residual values, useful lives, and depreciation methods are reviewed and, if appropriate, adjusted at least annually. The gain or loss on the disposal of an item of property, plant, and equipment is determined by the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

Impairment of Property, Plant and Equipment

Property, plant, and equipment are assessed for impairment indicators at each reporting date, or when an impairment indicator arises outside of a reporting date. If an impairment indicator is identified, an impairment assessment is carried out. If an impairment loss is recognized, it is for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties.

In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines or development projects.

Where the factors that led to an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company evaluates whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement, and whether it has the right to direct the use of the asset. At inception, or upon reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component based on their relative standalone prices.

The Company leases offices, buildings, and equipment. Lease contracts are typically entered into for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and include a range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term, such that a constant periodic rate of interest is applied to the remaining balance of the liability. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term, on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•
variable lease payments based on an index or a rate;
•
amounts expected to be payable by the lessee under residual value guarantees;

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
•
the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option; and
•
payments of penalties for terminating the lease, if the lease term reflects the lessee’s decision to exercise that option.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used.

This is the rate the lessee would pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment, with similar terms and conditions.

Right-of-use assets are measured at cost, which includes the following:

•
the amount of the initial measurement of the lease liability;
•
any lease payments made on or before the commencement date, less any lease incentives received;
•
any initial direct costs; and
•
restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense in profit or loss on a straight-line basis. Short-term leases are defined as leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified and measured at amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI, based on their contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows, where those cash flows solely represent payments of principal and interest, and if the Company’s intent is to hold these financial assets to collect those cash flows. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or are measured at FVTPL at the Company’s election.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or when they have been transferred and the Company has transferred substantially all of the risks and rewards of ownership.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as FVTPL and are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives that are not designated in a hedging relationship are recognized in income (expense). Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or the settlement date of the derivative.

Embedded derivatives in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Impairment of financial assets

The Company assesses the expected credit losses associated with its financial assets carried at amortized cost on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction, or production of assets that require a substantial period of time to prepare for their intended use or sale are capitalized as part of the cost of those assets. Capitalization of borrowing costs begins when borrowings are made, and activities commence to prepare the asset for its intended use. Capitalization ends when substantially all activities necessary to prepare the qualifying asset for its intended use are complete.

When proceeds from project-specific borrowings are temporarily invested, borrowing costs are capitalized net of any investment income. Capitalization of borrowing costs is suspended during extended periods when active development is interrupted.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the period-end, adjusted for amendments to tax payable related to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss, unless arising in a business combination, nor for differences relating to investments in subsidiaries, to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. If it is not probable that a deferred tax asset will be recovered, it is not recognized.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity (Note 14).

Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. The dilutive effect of outstanding equity awards and warrants is calculated using the treasury stock method.

This method assumes that all common share equivalents are exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained from such exercises are used to purchase common shares of the Company at the average trading price during the period, but only if dilutive.

Equity-Based Compensation

The Company’s equity incentive plan permits the grant of restricted share units, performance share units, deferred share units, and stock options. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to the statement of comprehensive income (loss) over the vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

The fair value of each tranche is measured at the grant date using the appropriate pricing model, including the Black-Scholes option pricing model for stock options and the Monte Carlo simulation methodology for performance share units. Compensation expense is recognized over the vesting period of each tranche based on the number of awards expected to vest, with an increase in contributed surplus. The number of awards expected to vest is reviewed at least annually, with any adjustments recognized immediately.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income (loss), unless related to the issuance of equity instruments. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the fair value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is determined using an appropriate valuation model.

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for impairment assessment of its investments in associates and joint ventures requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz includes the Company’s equity-accounted investments in associates, Minera Exar and Exar Capital, which are equity investees holding interests in the underlying Cauchari-Olaroz project. The Company’s interest in Sal de la Puna is considered a joint venture and is accounted for using the equity method of accounting.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Management’s assessment of whether objective evidence of impairment exists includes considering whether any events have impacted estimated future cash flows (loss events) or if there is any information regarding significant changes with an adverse effect on the investments in associates and joint ventures. These considerations include (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna; or (iv) changes in significant assumptions that drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna, including forecasted commodity prices, reserve and resource estimates, and capital expenditure requirements.

Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2024.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2024.

Accounting for Acquisition of Arena Minerals

The Company accounted for the acquisition of Arena Minerals in April 2023 as an asset acquisition. Significant judgment was required to determine whether this accounting treatment was appropriate for the transaction. This included, among other considerations, the determination that Arena Minerals does not meet the definition of a business under IFRS 3 - Business Combinations, as it lacked inputs and substantive processes that could collectively contribute to the creation of outputs.

Accounting for Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control. Joint control exists only when decisions about the relevant activities (those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement where the parties with joint control have rights to the assets and are responsible for funding the liabilities related to the arrangement. The Company recognizes its share of the assets, liabilities, revenues, and expenses of a joint operation. A joint venture is a joint arrangement where the parties with joint control have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting (Note 6).

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the convertible notes embedded derivative liability required management to make significant estimates. Management exercises judgment in selecting the appropriate valuation method and in making estimates of specific model inputs based on conditions existing at the end of each reporting period.

The valuation of the convertible note embedded derivatives was performed using a partial differential equation method with Monte Carlo simulation, which required significant assumptions, including expected volatility of traded instruments, credit spreads, and estimates related to other inputs.

Refer to Note 13 for further details on the methods and assumptions used in the measurement of the convertible note embedded derivatives.

Determination of Commercial Production for the Cauchari Olaroz project

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances, including, but not limited to, whether the product produced by the plant is saleable, the completion of a reasonable commissioning period, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time.

Minera Exar determined that commercial production was achieved at the Cauchari-Olaroz project as of October 1, 2024. As a result, the project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period.

Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, applied them retrospectively as required by the transitional provisions of the amendments and included restated consolidated statements of financial position for the comparative periods ended December 31, 2023, and January 1, 2023.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes (the “Convertible Notes”, “Notes”, or “equity-settleable convertible notes”) from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Notes for more than 12 months after the end of the reporting periods (Note 13).

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.

It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied it.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
DISTRIBUTED OPERATIONS

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved the separation of the Company into Lithium Argentina and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023, pursuant to a final order dated August 4, 2023, from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, on October 3, 2023, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275,499 of cash to Lithium Americas (NewCo).

Pursuant to the plan of arrangement, each shareholder received one common share of Lithium Argentina and one common share of Lithium Americas (NewCo) in exchange for each common share of the Company previously held. As part of the approval of the Separation, the Company’s shareholders also approved amendments to the equity incentive plan to allow holders of restricted share units, performance share units and deferred share units to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo). The Company has no further interest in Lithium Americas (NewCo) subsequent to the Separation.

The distributed operations were presented and accounted for using IFRS 5, Non-Current Assets Held for Sales and Discontinued Operations, and IFRIC 17, Distribution of Assets to Owners. Under this guidance, a dividend was recognized in deficit measured at the fair value of the net assets distributed with a corresponding dividend payable. The dividend payable was then settled through the distribution of the net assets. The fair value of the net assets distributed was $1,680,501, determined based on the share price of Lithium Americas (Newco) on October 4, 2023.

The difference of $1,267,552 between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets within discontinued operations during the year ended December 31, 2023.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
DISTRIBUTED OPERATIONS (continued)

As at October 3, 2023, the carrying value of Lithium Americas (NewCo) which was distributed comprised the following assets and liabilities:

$
Assets
Cash and cash equivalents	275,499
Receivables, prepaids and deposits	16,877
Property, plant and equipment	131,182
Exploration and evaluation assets	770
Investment in Green Technology Metals	3,590
Investment in Ascend Elements	8,582
Assets distributed upon separation	436,500

Liabilities
Accounts payable and accrued liabilities	(17,157)
Current portion of long-term liabilities	(808)
GM transaction derivative liability	(370)
Decommissioning provision	(601)
Other liabilities	(4,617)
Liabilities distributed upon separation	(23,553)

Net assets distributed upon separation	412,947

The results and cash flows of Lithium Americas (NewCo) presented as discontinued operations are as follows:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	-	(5,779)	(44,464)
General and administrative	-	(8,073)	(9,544)
Equity compensation	-	(5,309)	(4,036)
	-	(19,161)	(58,044)
OTHER ITEMS
Transaction costs	-	(10,095)	-
Gain/(loss) on financial instruments measured at fair value	-	32,545	(2,564)
Finance costs	-	(43)	(447)
Other (loss)/income	-	(10)	14
Gain on distribution of assets upon separation		1,267,552	-
	-	1,289,949	(2,997)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	1,270,788	(61,041)

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
DISTRIBUTED OPERATIONS (continued)

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Cash used in operating activities of discontinued operations	-	(30,679)	(48,453)
Cash used in investing activities of discontinued operations	-	(116,804)	(20,320)
Cash provided/(used) in financing activities of discontinued operations	-	302,755	(374)

5.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents

	December 31, 2024	December 31, 2023
	$	$
Cash	11,460	42,169
Cash equivalents	74,083	80,124
	85,543	122,293

As at December 31, 2024, $156 of cash and cash equivalents was held in Canadian dollars (December 31, 2023 – $2,438), $85,289 in US dollars (December 31, 2023 – $119,569) and $98 were held in Argentine Pesos (December 31, 2023 – $286). During the year ended December 31, 2024, cash and cash equivalents generated an interest income of $4,217 (2023 – $19,188).

6.
SAL DE LA PUNA JOINT VENTURE

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company, payable in a combination of the Company’s common shares and cash of $0.0001 per Arena Mineral share, for total consideration of $185,805. The consideration included the carrying value of the investment in Arena Minerals that the Company held at the time of the acquisition and $4,186 in transaction costs that were incurred by the Company. The transaction was accounted for as an asset acquisition.

Arena Minerals owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of PASA is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, the Company holds a 65% ownership interest in Sal de la Puna covering approximately 13,200 hectares of the Pastos Grandes Basin. Arena Minerals also owns 100% of the Salar de Antofalla Project (“Antofalla Project”) through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”). Consideration for the purchase is as follows:

$
Cash	28
Pre-existing investment in Arena Minerals shares and warrants	18,388
Lithium Americas common shares	163,203
Transaction costs	4,186
Consideration given	185,805

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
SAL DE LA PUNA JOINT VENTURE (continued)

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	4,538
Receivables, prepaids and deposits	902
Property, plant and equipment	55
Exploration and evaluation assets	1,385
Investment in Sal de la Puna Project	182,136
Accounts payable and accrued liabilities	(3,211)
Net assets acquired	185,805

Investment in Sal de la Puna Project

The Company’s 65% ownership interest in Sal de la Puna is a joint venture and is accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2022	-
Acquisition of interest in Sal de la Puna	182,136
Share of loss of Sal de la Puna	(866)
Investment in Sal de la Puna, as at December 31, 2023	181,270
Contribution to investment in Sal de la Puna	2,113
Share of loss of Sal de la Puna	(176)
Investment in Sal de la Puna, as at December 31, 2024	183,207

The following is the condensed financial information of Sal de la Puna Holdings Ltd. on a 100% basis.

	December 31, 2024	December 31, 2023
	$	$
Current assets
Cash and cash equivalents	49	88
Other current assets	1,540	348
Total current assets	1,589	436
Non-current assets (including purchase price allocation adjustments)	280,470	280,481
Current liabilities	(202)	(2,040)
Net assets	281,857	278,877

LAR's share of Sal de la Puna's net assets	183,207	181,270

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
SAL DE LA PUNA JOINT VENTURE (continued)

	Years Ended December 31,
	2024	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	479	1,772	5,017
General and administrative	522	231	354
	1,001	2,003	5,371

Foreign exchange and other (income)/loss	(730)	762	(3,563)
Net loss	271	2,765	1,808

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at December 31, 2024, the Company, Ganfeng, and JEMSE hold 44.8%, 46.7%, and 8.5% equity interests, respectively, in Minera Exar, the company that holds all rights, title, and interest in the Cauchari-Olaroz project, located in the Jujuy province of Argentina.

JEMSE acquired its 8.5% equity interest in Minera Exar in April 2021, which was divided as 4.2% from the Company and 4.3% from Ganfeng. The right to acquire this 8.5% interest was initially granted under a letter of intent signed in 2012, in compliance with the Province of Jujuy's regulations concerning government participation in mineral projects. As part of the closing of the JEMSE transaction, JEMSE has agreed to reimburse the Company and Ganfeng their pro-rata share of $23,496 (8.5%) for the equity financing provided for the construction of the Cauchari-Olaroz project in prior years. This reimbursement will be made through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. Annual dividend distributions by Minera Exar to all shareholders, including JEMSE, will only be considered once Minera Exar has met all project debt commitments for the Cauchari-Olaroz project. As of December 31, 2024, the carrying value of the long-term receivable from JEMSE was $7,935 (2023 – $7,394).

The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Minera Exar and Exar Capital, which are governed by a shareholders’ agreement between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, and provides the Company with significant influence over Minera Exar. Under this agreement, the Company and Ganfeng are entitled to the project’s production offtake on a 49%/51% basis. Construction costs were also shared on the same 49%/51% pro rata basis between the Company and Ganfeng.

The Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides shareholder financing to Minera Exar. Minera Exar and Exar Capital are accounted for using the equity method of accounting (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”).

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507
Contribution to Investment in Cauchari-Olaroz Project	1,863
Share of income of Cauchari-Olaroz Project	53,555
Elimination of the Company’s portion of capitalized intercompany interest	(37,344)
Investment in Cauchari-Olaroz Project, as at December 31, 2023	59,581
Contribution to Investment in Cauchari-Olaroz Project	1,570
Share of loss of Cauchari-Olaroz Project	(17,374)
Elimination of the Company’s portion of capitalized intercompany interest	(10,858)
Investment in Cauchari-Olaroz Project, as at December 31, 2024	32,919

As of October 1, 2024, Minera Exar determined that commercial production had been achieved for the Cauchari Olaroz project after reaching elevated production levels for a sustained period. As a result, the Cauchari Olaroz project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

The following is the condensed financial information of Minera Exar on a 100% basis, as amended to reflect the Company’s accounting policies.

	December 31, 2024	December 31, 2023
	$	$
Total current assets	312,354	236,027
Non-current assets	1,479,969	1,324,668
Current liabilities:
Third-party loans	(161,059)	(314,109)
Loans from Exar Capital	(584,474)	(265,881)
Derivative liability on loans from Exar Capital	(53,211)	(62,688)
Other payables to Exar Capital	(32,122)	(24,084)
Other current liabilities	(40,702)	(53,821)
Non-current liabilities:
Third-party loans	(49,315)	(36,242)
Loans from Exar Capital	(455,821)	(501,066)
Loans from PGCo	(67,355)	-
Derivative liability on loans from Exar Capital and PGCo	(47,352)	(43,460)
Other non-current liabilities	(88,997)	(14,593)
Net assets	211,915	244,751

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

As of December 31, 2024, Minera Exar’s outstanding third-party debt totaled $210,400, reflecting a decrease of $139,977 from December 31, 2023. The total debt includes the following:

•
Approximately $100,000 from a major international bank, secured by guarantees and standby letters arranged by Ganfeng. The Company has also provided a guarantee to Ganfeng for its 49% share, amounting to $49,000, for these loans. The Company and Ganfeng have negotiated an extension of the loan maturity to three years, which is subject to regulatory approvals.
•
$18,150 in loans secured by local bank guarantees arranged by Minera Exar, due in 2025.
•
$42,315 in third-party unsecured loans, due in 2025.
•
$49,900 in unsecured bonds issued by Minera Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25,000 is due in 30 months, on May 11, 2027, while the second tranche of $25,000 will mature in 36 months, on November 11, 2027.

	Years ended December 31,
	2024	2023	2022
	$	$	$
Sales	197,685	34,521	-
Cost of sales	(177,980)	(27,799)	-

Gross profit	19,705	6,722	-

Other (loss)/income	(52,540)	122,821	(131,868)
Net (loss)/income	(32,835)	129,543	(131,868)

Minera Exar has to settle the loans provided by Exar Capital and PGCo in US$ with sufficient Argentine Pesos (“ARS$”) at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate.

Since the repayment mechanism for the USD loans provided by Exar Capital and PGCo to Minera Exar is linked to the implied market foreign exchange rate in Argentina rather than the official foreign exchange rate, it results in an embedded derivative in the loans payable by Minera Exar. This embedded derivative is required to be measured at fair value at each reporting date. The gain or loss arising from changes in the fair value of this embedded derivative, as well as the corresponding tax impact, are included in the “Other (loss)/income,” in Minera Exar’s statement of comprehensive loss for the year ended December 31, 2024.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following is the condensed financial information of Exar Capital on a 100% basis.

	December 31, 2024	December 31, 2023
	$	$
Current assets:
Loans advanced to Minera Exar	584,474	265,881
Other receivables from Minera Exar	32,122	24,084
Other current assets	15,235	88,687
Total current assets	631,831	378,652
Non-current assets
Loans advanced to Minera Exar	455,821	501,066
Current liabilities
Loans from Lithium Argentina	(380,415)	(320,869)
Loans from Ganfeng	(602,006)	(454,810)
Other current liabilities	(24,894)	(10,967)
Non-current liabilities	(13,155)	(19,348)
Net assets	67,182	73,724

Loans from Lithium Argentina and Ganfeng are presented as current liabilities in the financial statements of Exar Capital. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Argentina and Ganfeng. As at December 31, 2024, Exar Capital had other receivables from Minera Exar amounting to $32,122 (2023 – $24,084). These receivables relate to payments made by Exar Capital to suppliers on behalf of Minera Exar.

	Years ended December 31,
	2024	2023	2022
	$	$	$
Interest income on loans to Minera Exar	113,364	83,357	58,614
Interest expense on loans from Lithium Argentina	(44,043)	(33,067)	(17,602)
Interest expense on loans from Ganfeng	(63,408)	(46,960)	(29,455)
Other losses	(12,454)	(12,472)	(7,353)
Net (loss)/ income	(6,541)	(9,142)	4,204

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following provides a reconciliation of the summarized financial information for Minera Exar and Exar Capital to carrying value:

	Minera Exar	Exar Capital
	$	$
Net assets, December 31, 2023	244,751	73,724
Company's share of net assets	109,648	36,125
Elimination of capitalized intercompany interest	(96,682)	-
Expenditures incurred by the Company in connection to the investee	10,490	-
Carrying value	23,456	36,125

Net assets, December 31, 2024	211,915	67,182
Company's share of net assets	94,938	32,919
Elimination of capitalized intercompany interest	(133,512)	-
Expenditures incurred by the Company in connection to the investee	12,531	-
Unrecognized losses	26,043	-
Carrying value as of December 31, 2024	-	32,919

As of December 31, 2023, the Company’s investment in Minera Exar was $23,456, and its investment in Exar Capital was $36,125. During the year ended December 31, 2024, the Company contributed $1,570 to its investment in Minera Exar. Since the Company’s share of Minera Exar loss for the year ended December 31, 2024, exceeded the carrying value of its investment in Minera Exar, the Company recognized a loss equal to the carrying value of the investment amounting to $25,026. The recognized and unrecognized shares of Minera Exar’s losses for the year ended December 31, 2024, were $25,026 and $26,043, respectively. Additionally, the Company’s share of Exar Capital loss for the year ended December 31, 2024, was $3,206.

As at December 31, 2024, the carrying value of the Company’s investment in Minera Exar was $Nil, and its investment in Exar Capital was $32,919.

8.
LOANS TO EXAR CAPITAL

The Company has entered into loan agreements with Exar Capital. Changes in the balances of loans to Exar Capital are summarized below.

$
Loans to Exar Capital, as at December 31, 2022	223,122
Loans to Exar Capital	64,680
Accrued interest	33,067
Loans to Exar Capital, as at December 31, 2023	320,869
Loans to Exar Capital	41,978
Repayment of loans by Exar Capital	(26,476)
Accrued interest	44,044
Loans to Exar Capital, as at December 31, 2024	380,415

Loans advanced prior to January 1, 2022, carried an interest rate of London Interbank Offered Rate (“LIBOR”) plus 9.495%, while loans advanced on or after January 1, 2022, carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
LOANS TO EXAR CAPITAL (continued)

During the year ended December 31, 2024, $41,978 loans were provided by the Company to Exar Capital which in turn advanced the funds to Minera Exar for the construction of Cauchari-Olaroz and to support its working capital and other funding requirements. The maturity of each of the loans is 7 years from the date of drawdown.

In the prior year, a portion of Minera Exar's third-party loans were secured by bank letters of credit arranged by Exar Capital. Exar Capital held cash collateral for the bank letters of credit at the banks which issued the letters of credit. During the year ended December 31, 2024, Minera Exar repaid or refinanced these third-party loans, resulting in the release of cash collateral held by Exar Capital. Exar Capital utilized the Company’s share of released collateral to repay $26,476 to LAR as settlement of a portion of loans advanced by LAR. As of December 31, 2024, no cash collateral was held by Exar Capital.

As of December 31, 2024, the total outstanding loans to Exar Capital, including accrued interest, amounted to $380,415. The recoverability of these loans is dependent on the future cash flows and performance of Cauchari-Olaroz. The Company performed an expected credit loss assessment based on the anticipated future performance of Cauchari-Olaroz and its associated cash flows. The assessment did not indicate any significant credit risk or factors that would result in default.

As at December 31, 2024, a total of 49 loans had been advanced to Exar Capital by the Company, with maturities (inclusive of accrued interest to December 31, 2024) as follows: $10,799 due in 2025, $28,085 due in 2026, $30,820 due in 2027, $73,659 due in 2028, $105,832 due in 2029, $83,121 due in 2030, and $48,099 due in 2031.

9.
PURCHASES AND SALES OF LITHIUM CARBONATE

Prepayment of purchases and sales of lithium carbonate

In Q2 2023, the Company entered into an agreement to receive prepayments from Ganfeng with respect to the Company’s sale of 80% of its 49% share of the future lithium carbonate production from Minera Exar. The agreement provided the Company the right to settle its obligation to Ganfeng through assigning its rights to receive a corresponding value of lithium carbonate from Minera Exar.

Concurrently, the Company entered into an agreement to make prepayments to Minera Exar with respect to the Company’s 49% share of the future lithium carbonate production from Minera Exar. The prepayments to Minera Exar were non-interest bearing (except in the case of default) and were settled as a credit against the purchase of lithium carbonate within 365 days of the prepayment invoice.

As at December 31, 2023, there were $6,673 prepayments that had been made to Minera Exar and $2,322 prepayments received from Ganfeng, which were fully settled in Q1 2024 against the lithium carbonate purchases from Minera Exar and sales to Ganfeng respectively.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
PURCHASES AND SALES OF LITHIUM CARBONATE (continued)

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).

The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Purchases and sales of lithium carbonate

During the year ended December 31, 2024, the Company purchased its 49% share of Minera Exar’s lithium carbonate shipped during the period. The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

During the year ended December 31, 2024, the Company made approximately $94,800 worth of purchases of lithium carbonate from Minera Exar and sold an equivalent amount, totaling approximately $94,800, to Ganfeng and Bangchak. Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the year ended December 31, 2024.

As at December 31, 2024, the Company had a payable of $21,152 to Minera Exar for lithium carbonate purchases, and receivables of $14,625 from Ganfeng and $2,811 from Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position. The Company performed an expected credit loss assessment for these receivables, which did not indicate any significant credit risk or factors that would result in default, as all receivables were settled subsequent to the year-end.

10.
PASTOS GRANDES

On August 16, 2024, PGCo, a wholly-owned subsidiary of the Company holding the Pastos Grandes project in Salta, Argentina, issued common shares representing approximately 14.9% of PGCo to Ganfeng for a consideration of approximately $70,000. As the Company retained control of PGCo, the transaction was accounted for as an equity transaction.

As a result, the Company recognized a non-controlling interest of $62,662, representing Ganfeng Lithium’s 14.9% share in the net assets of PGCo, along with a reduction in deficit of $6,884, which includes a gain on sale of PGCo’s minority interest of $7,338 and transaction costs of $454.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
PASTOS GRANDES (continued)

In Q3 2024, PGCo utilized the proceeds from the Pastos Grandes transaction and entered into a loan facility agreement for $65,000 with Minera Exar to fund its debt repayment, working capital and other requirements. The loan matures five years from the date of drawdown and carries an interest rate of SOFR plus 4.0%. Minera Exar has to settle the loans provided by PGCo in US$ with sufficient ARS$ at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate.

$
Loans advanced by PGCo to Minera Exar, as at December 31, 2023	-
Loans to Minera Exar	65,000
Accrued interest	2,355
Loans advanced by PGCo to Minera Exar, as at December 31, 2024	67,355

As at December 31, 2024, Lithium Argentina held an 85.1% controlling interest in PGCo, a subsidiary consolidated within the Company’s financial statements. Summarized financial information for PGCo for the year ended December 31, 2024, is as follows:

•
Net Income: $5,939
•
Total Assets: $428,914
•
Total Liabilities: $452

The summarized financial information provided represents PGCo’s financial results, which contribute to the overall financial position of Lithium Argentina.

11.
PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Cost
As at December 31, 2022	-	1,674	4,991	6,067	12,732
Transfers from E&E	9,514	-	-	-	9,514
Acquisition of Arena Minerals	-	-	-	55	55
Additions	118,454	3,529	239	1,964	124,186
Disposals	-	-	(98)	(282)	(380)
Assets distributed upon separation	(127,968)	-	(2,416)	(4,348)	(134,732)
As at December 31, 2023	-	5,203	2,716	3,456	11,375
Additions	-	660	-	311	971
Disposals	-	-	-	(701)	(701)
As at December 31, 2024	-	5,863	2,716	3,066	11,645

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.
PROPERTY, PLANT AND EQUIPMENT (continued)

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2022	-	106	1,327	2,273	3,706
Depreciation for the period	-	240	466	1,434	2,140
Disposals	-	-	-	(166)	(166)
Assets distributed upon separation	-	-	(1,653)	(1,897)	(3,550)
As at December 31, 2023	-	346	140	1,644	2,130
Depreciation for the period	-	80	27	651	758
Disposals	-	-	-	(231)	(231)
As at December 31, 2024	-	426	167	2,064	2,657

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Net book value
As at December 31, 2023	-	4,857	2,576	1,812	9,245
As at December 31, 2024	-	5,437	2,549	1,002	8,988

1 The “Other” category includes right of use assets with a cost of $1,503 and $1,366 of accumulated depreciation as at December 31, 2024.

12.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Other Claims	Total
	$	$	$	$
Total exploration and evaluation assets
As at December 31, 2022	9,514	339,131	-	348,645
Transfers to PP&E	(9,514)	-	-	(9,514)
Acquisition of Arena Minerals	-	-	1,385	1,385
Additions	-	2,646	770	3,416
Write offs	-	(70)	-	(70)
Assets distributed to the shareholders	-	-	(770)	(770)
As at December 31, 2023	-	341,707	1,385	343,092
Additions	-	702	-	702
As at December 31, 2024	-	342,409	1,385	343,794

The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the project.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
EXPLORATION AND EVALUATION ASSETS (continued)

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.
13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% Convertible Notes due in 2027. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2022	169,127	35,345	204,472
Gain on change in fair value of convertible notes derivative	-	(22,207)	(22,207)
Accrued Interest	22,623	-	22,623
Interest payment	(2,452)	-	(2,452)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2023	187,223	13,138	200,361
Gain on change in fair value of convertible notes derivative	-	(12,530)	(12,530)
Accrued Interest	25,134	-	25,134
Interest payment	(2,453)	-	(2,453)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2024	207,829	608	208,437

The fair value of the derivative as at December 31, 2024, was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 61.15%, share price of $2.62, a risk-free rate of 4.25%, an expected dividend of 0%, and a credit spread of 11.49%. Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. A gain on change in fair value for the year ended December 31, 2024, of $12,530 was recognized in the statement of comprehensive loss.

Interest expense for the year ended December 31, 2024, of $25,134 was recognized as finance costs in the statement of comprehensive loss.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

Amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023 (Note 3). The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)
If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;
(ii)
if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;
(iii)
upon the occurrence of certain significant business events;
(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the year ended December 31, 2024); or,
(v)
upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)
on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and
(ii)
if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of the conversion option. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s common shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof.

14.
SHARE CAPITAL AND EQUITY COMPENSATION

On January 23, 2025, the Company completed the Continuation from Canada to Switzerland (Note 1). As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share, resulting in share capital of $1,619 and a capital reserve of $1,499,682. The number of shares outstanding remained unchanged. The components of shareholders’ equity have been retrospectively adjusted to reflect the Swiss capital structure in all periods presented.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board.

The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “rolling plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 8% of the outstanding shares from time to time.

Restricted Share Units

During the year ended December 31, 2024, the Company granted 1,913 RSUs (2023 – 1,241) to its employees and consultants. The total estimated fair value of the RSUs granted was $7,346 (2023 – $13,543) based on the market value of the Company’s shares on the grant date. As at December 31, 2024, there was $6,969 (2023 – $4,794) of total unamortized compensation cost relating to unvested RSUs. During the year ended December 31, 2024, equity compensation expense related to RSUs of $3,118 was charged to expenses (2023 – $3,942).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2022	2,367
Converted into shares pre-separation	(547)
Forfeited pre-separation	(12)
Granted pre-separation	363
Balance, RSUs outstanding prior to separation	2,171
Net adjustment upon separation	(281)
Converted into shares post-separation	(521)
Granted post-separation	878
Balance, RSUs outstanding as at December 31, 2023	2,247
Converted into shares	(615)
Granted	1,913
Forfeited	(267)
Balance, RSUs outstanding as at December 31, 2024	3,278

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Deferred Share Units

During the year ended December 31, 2024, the Company granted 203 DSUs (2023 – 357) with a total estimated fair value of $780 (2023 – $2,386).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2022	252
Granted pre-separation	32
Converted into common shares pre-separation	(59)
Balance, DSUs outstanding as at September 30, 2023	225
Net adjustment upon separation	(29)
Converted into shares post-separation	(83)
Granted post-separation	325
Balance, DSUs outstanding as at December 31, 2023	438
Granted	203
Balance, DSUs outstanding as at December 31, 2024	641

Stock Options

During the year ended December 31, 2024, the Company granted 1,225 stock options (2023 – 1,740) to its officers and employees. The fair value of stock options granted was estimated on the date of grant using the Black Scholes Option Pricing Model with the following assumptions used for the grants:

	December 3, 2023	June 20, 2024	November 15, 2024
Number of options granted ('000's)	1,740	1,225	30
Risk-free rate	4.04%-4.27%	4.27%-4.29%	4.31%
Expected life (in years)	7	5-7	5
Annualized volatility	73.14%-73.66%	73.66%	82.98%
Dividend rate	0%	0%	0%
Fair value per stock option granted ($)	$2.22-$3.98	$2.20-$3.52	$2.21
Total fair value of stock options granted ($)	$5,869	$2,824	$66

None of the stock options were exercisable as at December 31, 2024. A summary of changes to outstanding stock options is as follows:

Number of Options (in 000's)
Balance, stock options outstanding as at December 31, 2022	690
Exercised pre-separation	(690)
Granted post-separation	1,740
Balance, stock options outstanding as at December 31, 2023	1,740
Granted	1,255
Forfeited	(280)
Balance, stock options outstanding as at December 31, 2024	2,715

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During the year ended December 31, 2024, no stock options (2023 – 670) were exercised under the cashless exercise provision of the Plan, resulting in no issuance of shares (2023 – 525) of the Company.

As at December 31, 2024, there was $4,179 (2023 – $6,637) of total unamortized compensation cost relating to unvested stock options. During the year ended December 31, 2024, stock-based compensation expense related to stock options of $3,285 (2023 – $288) was charged to operating expenses on the statement of comprehensive loss.

Performance Share Units

During the year ended December 31, 2024, the Company did not grant any PSUs (2023 – 204). As at December 31, 2024, there was $412 (2023 – $965) of total unamortized compensation cost relating to unvested PSUs.

During the year ended December 31, 2024, equity compensation expense related to PSUs of $554 was charged to operating expenses (2023 – $4,488).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2022	766
Granted pre-separation	204
Converted into common shares pre-separation	(215)
Forfeited pre-separation	(6)
Balance, PSUs outstanding as at September 30, 2023	749
Net adjustment upon separation	153
Converted into shares post-separation	(28)
Balance, PSUs outstanding as at December 31, 2023	874
Converted into shares	(638)
Balance, PSUs outstanding as at December 31, 2024	236

15.
RELATED PARTY TRANSACTIONS

Any transactions between the Company and its equity-accounted investees Minera Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 6, 7, 8 and 9).

Minera Exar, one of the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project.
•
Expenditures under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $534 for the year ended December 31, 2024.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.
RELATED PARTY TRANSACTIONS (continued)
•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT). During the year ended December 31, 2024, Minera Exar spent $17,141 (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.

During the year ended December 31, 2024, director’s fees paid by Minera Exar to its President, who is also a director of the Company, totaled $70 (2023 – $76). Refer Note 7 for other transactions entered into between the Company and the Company’s equity investees.

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team and amounts due as of December 31, 2024, were as follows:

	Years Ended December 31,
	2024	2023
	$	$
Equity compensation	7,399	4,115
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	2,639	5,189
Salaries, bonuses and benefits included in exploration expenditures	305	180
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	439	625
	10,782	10,109

	December 31, 2024	December 31, 2023
	$	$
Total due to directors	111	66

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control.

In consideration for entering into these new employment agreements, the affected executive management team members were granted restricted share units, with a total aggregate grant value of $3,856 for all impacted individuals.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Salaries, benefits and directors' fees	6,017	10,310	5,200
Office and administration	2,836	4,918	2,981
Professional fees	3,565	3,541	4,127
Regulatory and filing fees	381	269	165
Travel	531	1,074	336
Investor relations	764	848	350
Depreciation	560	441	180
	14,654	21,401	13,339

17.
EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Years Ended December 31,
		2024			2023		2022
	Millennial Projects	Other	Total	Millennial Projects	Other	Total	Millennial Projects	Total
	$	$	$	$	$	$	$	$
Consulting and salaries	4,372	1,641	6,013	6,086	3,153	9,239	1,700	1,700
Permitting and environmental	222	-	222	-	-	-	5	5
Field supplies and other	2,289	-	2,289	5,986	10	5,996	2,673	2,673
Depreciation	207	-	207	468	-	468	199	199
Drilling and geological expenses	1,347	-	1,347	5,511	-	5,511	156	156
Total exploration expenditures	8,437	1,641	10,078	18,051	3,163	21,214	4,733	4,733

18.
FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Interest on convertible notes	25,134	22,623	20,496
Interest on credit facilities	-	-	335
Other	42	79	43
	25,176	22,702	20,874

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
TRANSACTION COSTS

	Years Ended December 31
	2024	2023	2022
	$	$	$
Transaction costs	6,818	7,569	-
	6,818	7,569	-

Transaction costs for the year ended December 31, 2024, totaled $6,818, which included legal fees, consulting and advisory fees, and audit fees, primarily related to the Continuation (Note 1). In comparison, transaction costs for the year ended December 31, 2023, amounted to $7,569, primarily related to the Separation (Note 4).

20.
FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Years Ended December 31,
	2024	2023	2022
	$	$	$
Interest on loans to Exar Capital	44,043	33,068	17,602
Interest on loans to Minera Exar	2,355	-	-
Interest on cash and cash equivalents and deposits	4,217	19,188	7,115
Other	1,172	643	582
	51,787	52,899	25,299

21.
SEGMENTED INFORMATION

The Company is engaged in production, exploration and development of mineral properties in Argentina. Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team who act as the operating decision-makers. The company has identified two operating segments which include Cauchari-Olaroz, Pastos Grandes Basin. Discontinued operations includes results from the Thacker Pass project. (Note 4). The Company’s reportable segments and corporate assets are summarized in the following tables:

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2024
Property, plant and equipment	-	8,584	404	8,988
Exploration and evaluation assets	-	343,779	15	343,794
Total assets	421,270	614,286	95,667	1,131,223
Total liabilities	-	(575)	(239,718)	(240,293)
For the year ended December 31, 2024
Property, plant and equipment additions	-	764	207	971
(Loss)/income	(28,232)	4,614	8,378	(15,240)
Exploration expenditures	-	(9,819)	(259)	(10,078)
Interest expense	-	-	(25,176)	(25,176)

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.
SEGMENTED INFORMATION (continued)

	Thacker Pass $	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2023
Property, plant and equipment	-	-	8,372	873	9,245
Exploration and evaluation assets	-	-	343,078	14	343,092
Total assets	-	387,844	536,364	130,818	1,055,026
Total liabilities	-	-	(1,858)	(224,237)	(226,095)
For the year ended December 31, 2023
Property, plant and equipment additions	-	-	4,789	559	5,348
Income from discontinued operations	1,256,294	-	-	14,494	1,270,788
Income /(loss) from continuing operations	-	16,211	(7,399)	8,769	17,581
Exploration expenditures	-	-	(20,623)	(591)	(21,214)
Interest expense	-	-	-	(22,702)	(22,702)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2024	244	385,457	385,701
As at December 31, 2023	571	411,347	411,918

1 Non-current assets attributed to geographical locations exclude financial and other assets.

22.
SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Arena Minerals Acquisition

On April 20, 2023, the Company completed the acquisition of Arena Minerals (Note 6). The acquisition of Arena Minerals involved non-cash financing activities, as the total consideration of $185,805 was settled as follows:

•
Issuance of common shares: $163,203 (non-cash financing activity)
•
Pre-existing investment in Arena Minerals: $18,388
•
Transaction costs: $4,186 (cash outflow reported in investment activities)
•
Cash: $28 (cash outflow reported in investment activities)

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22.
SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The issuance of common shares represents a non-cash financing activity resulting in an increase in equity.

The Separation transaction

As part of the separation of the Company’s North American business into Lithium Argentina and Lithium Americas (NewCo) (Note 4), the following non-cash activities occurred:

•
Dividend payable of $1,680,501 settled through the distribution of assets (non-cash financing activity).
•
Net assets transferred to shareholders: $412,947 (non-cash investing activity).

The dividend payable, settled through asset distribution, is a non-cash financing activity. The net assets transferred to Lithium Americas (NewCo) were part of a non-cash investing activity.

23.
INCOME TAXES

Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2024	2023
	$	$
Deferred income tax (recovery)/expense	(10,659)	10,659
Total income tax (recovery)/expense	(10,659)	10,659

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	Years ended December 31,
	2024	2023	2022
	$	$	$

(Loss)/income from continuing operations before taxes	(25,899)	28,240	(32,527)
Income/(loss) from discontinuing operations before taxes	-	1,270,788	(61,041)
Total (loss)/income before taxes	(25,899)	1,299,028	(93,568)

Statutory tax rate	27%	27%	27%

Expected income tax (recovery)/expense at statutory tax rate	(6,993)	350,737	(25,263)

Items not taxable for income tax purposes	(4,311)	(348,159)	9,846
Effect of lower tax rate in foreign jurisdiction	-	(162)	3,048
Foreign exchange related to the weakening of the Argentine Pesos	-	5,670	-
Change in unrecognized deferred tax assets and other	645	2,573	12,369
Tax (recovery)/expense	(10,659)	10,659	0

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

23.
INCOME TAXES (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
	$	$
Deferred tax assets:
Tax loss carryforwards	8,351	16,498
Loans to Exar Capital	217	217
Exploration and evaluation assets	21	-
Capital assets	5,234	95
Investment in Cauchari-Olaroz project	71	-
Other	-	268
Deferred tax assets	13,894	17,078

Deferred tax liabilities:
Investment in Cauchari-Olaroz project	-	(1,313)
Investment in Arena Minerals	-	(10,659)
Financing costs	(2,295)	(2,295)
Convertible debt	(11,290)	(13,470)
Other	(309)	-
Deferred tax liabilities	(13,894)	(27,737)

Deferred income tax liability	0	(10,659)

Deductible temporary differences for which no deferred tax assets are recognized as follows:

	December 31, 2024	December 31, 2023
	$	$
Tax loss carryforwards	45,848	48,771
Other	32,564	25,965
	78,412	74,736

The Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profits will be available against which the Company can utilize the benefits. The Company completed the Continuation from Canada to Switzerland on January 23, 2025, as such, the Canadian tax losses and other Canadian tax attributes are not available for carry forward to future years after the Continuation. The deductible temporary differences for which no deferred tax assets have been recognized in Canada are $62,372 (2023 – $101,545) and in Argentina are $14,405 (2023 – $8,330).

The Company recognized a deferred tax recovery of $10,659 during the year ended December 31, 2024, due to inflation adjustments on the tax basis of Pastos Grandes assets in Argentina partially offset by the weakening of the Argentine Peso against the US dollar on the tax basis of Pastos Grandes assets.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

The Convertible Notes derivatives (Note 13) are classified at level 2 of the fair value hierarchy and are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables and payable associated with lithium carbonate sales and purchases, other receivables/payables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at December 31, 2024, the fair value of financial instruments measured at amortized cost approximates their carrying value.

The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks impacting the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from the two purchasers of lithium carbonate, long-term receivable from JEMSE, and receivables related to loans advanced to Exar Capital and Minera Exar (refer Note 7, 8, 9 and 10).

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash and cash equivalents with two major financial institutions and investing in only short-term obligations, with expected credit losses on cash and cash equivalents estimated to be de minimis. As of December 31, 2024, the Company holds a significant portion of its cash and cash equivalents with a single financial institution. This concentration exposes the Company to credit risk in the event that the financial institution encounters liquidity or credit issues.

The Company has assessed the creditworthiness of this institution and believes that the risk of default is minimal, given its credit rating. However, the Company intends to further mitigate this risk by diversifying its cash holdings to additional financial institutions subsequent to the year-end. This strategy is designed to reduce concentration risk and enhance overall liquidity management.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS (continued)

The Company and its subsidiaries and investees, including Minera Exar, may from time to time make short-term investments in Argentine government securities, financial instruments guaranteed by Argentine banks, and other Argentine securities. These investments may or may not result in short-term gains or losses.

The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue chip swaps are trade transactions that effectively allow companies to transfer US dollars into and out of Argentina at market exchange rates. The Company used this mechanism to transfer funds to Argentina, which resulted in foreign exchange gain due to the divergence between the Blue Chip Swap market exchange rate and the official Argentine Central Bank rate.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions, in order to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in both the short and long-term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at December 31, 2024, the Company had $75,000 available under its undrawn limited recourse loan facility with Ganfeng. As at December 31, 2024, the Company had a cash and cash equivalents balance of $85,543 and receivables from purchasers for lithium carbonate of $17,436 to settle current liabilities of $31,835 (excluding equity-settleable convertible notes).

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2025	2026	2027 and later	Total
	$	$	$	$
Convertible senior notes (including interest)	4,528	4,528	261,014	270,070
Accounts payable and accrued liabilities	29,527	-	-	29,527
Obligations under office leases¹	249	22	-	271
Total	34,304	4,550	261,014	299,868

¹Include principal and interest/finance charges.

The Convertible Notes were classified as current liabilities as at December 31, 2024, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof (Note 13).

The above table summarizes the contractual maturities as at December 31, 2024, with respect to the Convertible Notes assuming such conditions will not be satisfied before the due date.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS (continued)

Market Risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.

The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at December 31, 2024, the Company held nominal amounts in CDN$ and ARS$ denominated cash and cash equivalents.

25.
CAPITAL DISCLOSURE

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, as well as those of its associates, and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities, and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

To carry out the planned exploration and development of its projects and cover administrative costs, the Company will use its existing working capital, draw on its limited recourse loan facility, or raise additional funds as needed and if available.

Management reviews its capital management approach on an ongoing basis and believes that, given the relative size of the Company, this approach is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY LITHIUM AMERICAS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

26.
SUBSEQUENT EVENTS
a)
On January 23, 2025, the Company completed the Continuation from Canada to Switzerland. As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share, resulting in share capital of $1,619 and a capital reserve of $1,499,682.

The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.

b)
As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control.

In consideration for entering into these new employment agreements, the affected executive management team members were granted restricted share units, with a total aggregate grant value of $3,856 for all impacted individuals.

