Form 20-F
period 2025-12-31
Lithium Argentina AG
filed 2026-03-23
CIK 1440972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 162,406,904 registered common shares outstanding as of December 31, 2025.

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

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F of Lithium Argentina AG (formerly “Lithium Americas (Argentina) Corp.”) (the “Company” or “Lithium Argentina” or “LAR”), including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this annual report contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: the tax treatment of the Continuation (defined below); the expected operations, financial results and condition of the Company; the Company's future objectives and strategies to achieve those objectives, expected production for the Cauchari-Olaroz lithium brine operation (the “Cauchari-Olaroz Operation” or “Cauchari-Olaroz”); expected cost reductions per tonne; operation of Cauchari-Olaroz, including timing, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; the implementation of Direct Lithium Extraction (“DLE”) technology at Cauchari-Olaroz; expected remaining funding commitments at the Cauchari-Olaroz Operation; expected timing of full capacity production at Cauchari-Olaroz and plans for additional production capacity; Stage 2 targeted production capacity; estimates, and any change in estimates, of the mineral reserves and mineral resources estimates (“Mineral Resources and Mineral Reserves”) at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Operation; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery quality lithium products; the Company’s share of the expected capital expenditures for the construction of Cauchari-Olaroz; the formation of a new joint venture (“New JV”) for PPG; the regional development plan of the Company and Ganfeng with respect to PPG, including expectations regarding its advancement and benefits, the targeted production capacity, and the potential production of lithium chloride; the results of the Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters of PPG; financing of the New JV and development of PPG ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso (“ARS$” or “Argentine peso”), matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information reflects management's current beliefs, expectations and assumptions and is based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking information included in this annual report and in the documents incorporated herein by reference, certain assumptions have been made with respect to, among other things, that no unforeseen changes in the legislative and operating framework for the Company will occur; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that the Company's future project and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange rates, interest rates and competitive intensity. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned not to place undue reliance on forward-looking information, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking information will occur or that plans, intentions or expectations upon which the forward-looking information is based will occur. By its nature, forward-looking information involves known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such forward-looking information. Factors that could cause such differences include, but are not limited to: the potential benefits of the Continuation not being realized; the risk of tax liabilities as a result of the Continuation, and general business and economic uncertainties and adverse market conditions; uncertainties inherent to feasibility studies and Mineral Resource and Mineral Reserve estimates; the potential inability or unwillingness of current shareholders to hold Shares following the Continuation; the Company's ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company's operations; estimates of and unpredictable changes to the market prices for lithium products; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; changes to the Company's current and future business plans and the strategic alternatives available to the Company; and all the other risk factors discussed in "Risk Factors" and identified elsewhere in this annual report and in the documents incorporated herein by reference.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information included in and incorporated by reference into this annual report is qualified by these cautionary statements. The forward-looking information contained herein is made as of the date of this annual report and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking information.

EXPLANATORY NOTE

On January 23, 2025, the Company, completed a plan of arrangement under the laws of the province of British Columbia (the "Arrangement") involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland as a Swiss share corporation (Aktiengesellschaft) under the name “Lithium Argentina AG” and ceasing to be governed by the Business Corporations Act (British Columbia) (“BCBCA”) resulting in the shareholders of the Company prior to the Arrangement continuing to hold all the issued and outstanding registered common shares (“Shares”) of the Company following the Arrangement (the "Continuation").

PART I

Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," "our," and “Lithium Argentina” refer to Lithium Argentina AG and any or all of its subsidiaries.

Unless otherwise indicated, all references to "U.S. dollars," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America. References to Canadian dollars are referred to as “C$”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s business financial condition, results of operations. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this annual report before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. Additional risks are disclosed in the Company’s other continuous disclosure documents which are available through the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at the website of the SEC at www.sec.gov.

Risks Related to Our Operations, Development Projects and Partnerships

The Company’s co-ownership of Cauchari-Olaroz and Pozuelos-Pastos Grandes lithium brine project (“PPG”) may result in delays in decision making and disagreement between the parties, which could affect its business, financial condition and results of operations.

The Company holds a 44.8% interest in Cauchari-Olaroz, which it co-owns with Ganfeng Lithium Co., Ltd. (“Ganfeng”) who holds a 46.7% interest, with Jujuy Energía y Minería Sociedad del Estado (“JEMSE”) holding an 8.5% interest pursuant to an option agreement (the “JEMSE Option Agreement”). The Company’s operations related to Cauchari-Olaroz are conducted in Argentina through its equity investees, Minera Exar S.A. (“Exar”) and Exar Capital, B.V. (“Exar Capital”), which are governed by a shareholders’ agreement between the Company and

Ganfeng. The Company and Ganfeng collectively own 91.5% of Exar (and thus Cauchari-Olaroz, with the remaining 8.5% owned by JEMSE) and 100% of Exar Capital (a Netherlands entity that provides funding to Exar). The Company also anticipates to enter into the New JV whereby Ganfeng will hold 67% and the Company will hold 33% of PPG. These arrangements are subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; a partner having economic or business interests or goal that are, or become, inconsistent with the Company’s business interests or goals; bankruptcy of the partner; disputes or litigation between the parties regarding project financing, resource allocation, budgets, development milestone or activities, offtake matters, reporting requirements the partner becoming subject to incompatible legal or regulatory requirements, sanctions or other adverse governmental activities affecting the ability of the parties to work as business partners and other matters; or breach, default or incompliance of the partner in respect of the agreement with the Company. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in Cauchari-Olaroz, Exar, the operating company for Cauchari-Olaroz, and other subsidiaries or investee through which the Company holds and funds its interest in its principal projects. This in turn could have a material adverse impact on the Company’s business, financial condition and results of operations.

Although the Company’s agreements with Ganfeng provide a certain level of minority protections, including for example under the Amended Shareholders Agreement (defined below), such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could have a material adverse effect on the Company.

Cauchari-Olaroz may not achieve nameplate capacity, expansion plans or produce battery-grade lithium carbonate.

Cauchari-Olaroz is currently in production and during 2025 reached an average production rate of around 85% of nameplate capacity. Nameplate capacity for Cauchari-Olaroz is 40,000 tpa lithium carbonate. Cauchari-Olaroz continues to progress operations towards sustained production rates at nameplate capacity, but there is no guarantee that these efforts will achieve nameplate capacity. The operation is also advancing expansion plans considering an additional capacity of 45,000 tpa of Lithium Carbonate Equivalent ("LCE"). There is no guarantee that such expansion plans will result in capacity improvements at Cauchari-Olaroz.

Cauchari-Olaroz is currently producing technical grade lithium carbonate. The production of battery-grade lithium carbonate requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. Cauchari-Olaroz is currently not equipped to produce battery-grade lithium carbonate and there is no guarantee that such additional processing infrastructure will be installed so as to produce battery-grade infrastructure. There can be substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Cauchari-Olaroz is unable to commercially produce lithium carbonate to a purity and performance level that meets the specifications of its customers, this could affect the Company’s business, financial condition and results of operations.

The location of Cauchari-Olaroz and PPG present unique challenges that require specialized functions to develop and operate the assets. These complexities may result in unforeseen operational risks that could affect its business, financial condition and results of operations.

Cauchari-Olaroz and PPG are located in the high-altitude Puna region of northwestern Argentina at elevations of approximately 4,000 meters above sea level. Developing and operating lithium brine projects in this environment require specialized expertise, logistics and infrastructure to manage the effects of remoteness, altitude and extreme climatic variability. These conditions create unique challenges for construction, operations and maintenance, in addition to the risks normally associated with mining operations, which may result in cost increases, an impact on production, schedule delays or other unanticipated risks.

At Cauchari-Olaroz, production process relies on natural solar evaporation to concentrate brine, which is inherently dependent on climatic conditions. Variations in temperature, precipitation, and solar radiation can affect evaporation rates, brine composition and overall process efficiency. The lithium brine reservoir is a dynamic system, and the Mineral Resource and Mineral Reserve estimates may not fully represent local geological variability or reservoir behavior. Changes in brine flow or composition could impact recovery rates and production output. The Company monitors these conditions closely through ongoing sampling, data analysis and operational adjustments; however, there can be no assurance that these measures will fully mitigate climatic or geological risks. The development of PPG involves similar challenges, including the need to design and construct infrastructure under high-altitude and remote conditions while managing environmental and logistical constraints. If any of the aforementioned operational or technical risks materialize at either project, this could result in reduced production volumes, increased costs or lower-than-expected economic returns, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s project development plans for PPG are subject to significant risks and uncertainties.

The Company’s business strategy depends in part on developing PPG into a commercially viable operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; lithium and commodity prices and market conditions for battery-grade lithium products; processing methods and costs; government permitting and regulations and response to brine and water pumping.

The solvent extraction technology considered for PPG, while still being refined and adjusted for the specific case, is not entirely novel. Still, scaling up and solvent management on outlet streams poses risks that the project has to face. Testwork conducted by Ganfeng indicates that a suitable extractant can be formulated for the PPG brine, and further work is underway to continue advancing the technology. Despite this testwork, there are inherent uncertainties associated with the adaptation of novel technologies to commercial scales. These uncertainties include but are not limited to, effectiveness in process chemistry, adequate management of solvent and controlling organics in liquid streams off the plant, scale efficiencies of recovery, throughput capacity, and cost effectiveness of scaled production.

Ganfeng and Lithium Argentina completed a Scoping Study for PPG that outlines potential capital requirements, operating costs and other economic information. There is no assurance that a development plan involving PPG will be completed on time, and that such development plan will be commercially viable. The development of PPG requires the successful negotiation of a joint venture and there is no assurance that the parties will successfully negotiate and enter into a joint venture for the regional development of the Pastos Grandes basin.

Even if PPG was determined to be commercially viable, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. PPG is also subject to the development and operational risks described elsewhere in this annual report. Accordingly, if the Company is unable to develop PPG into a commercial operating mine, its business, financial condition and results of operations could be materially adversely affected.

The future production of the Company’s current operations and future projects cannot be predicted and may not align with the projections in the Company’s technical reports or otherwise.

This Annual Report and the Company’s technical reports contain estimates relating to future production and future production costs and other economic estimates for the Company’s projects. No assurance can be given that production and other estimates will be achieved generally or at the stated costs. These production and other estimates are dependent on, among other things, the accuracy of Mineral Resource and Mineral Reserve estimates, lithium prices the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve production and other estimates could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s operations may be impacted by adverse global or macroeconomic conditions.

The Company’s operations and financial performance are influenced by global and macroeconomic conditions. Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein. Adverse macroeconomic developments, such as slowing economic activity in major economies, rising interest rates, inflation, tariffs or volatility in global commodity and financial markets, may negatively affect demand for lithium products, the availability and cost of financing, and the timing or cost of the Company’s projects.

As lithium demand is closely linked to the electric vehicle and energy storage sectors, economic conditions in China—one of the Company’s key markets and home to its joint venture partner—may significantly influence global lithium pricing and market dynamics. Prolonged economic weakness shifts in industrial policy, tariffs, inflation or reductions in electric vehicle incentives in China or other major markets could adversely impact lithium demand and prices.

In Argentina, while recent policy measures have contributed to greater macroeconomic stability, the operating environment remains sensitive to inflation, foreign exchange volatility and potential changes in fiscal and regulatory frameworks. Continued improvement is not assured, and renewed instability could have a material adverse effect on the Company’s operating costs, project timelines and access to capital. Overall, sustained macroeconomic uncertainty—whether global or regional—could have a material adverse effect on the Company’s business, financial condition and results of operations.

International conflicts and geopolitical changes such as war or political sanctions may materially and adversely affect our business, financial condition and results of operations.

International events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets, and/or disruptions to supply chains and shipping lanes. World-wide political and economic risks are intensifying, including as a result of armed conflicts such as the war in the Ukraine and the conflict in the Middle East, international trade disputes, and other geopolitical tensions, which create significant levels of uncertainty. The effects of ongoing or future conflicts, disputes, and tensions and related international action in response thereto, including the imposition of economic and trade sanctions, cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks, including those relating to commodity price volatility, international supply chains, and global financial conditions. Volatility in commodity prices, supply chain and shipping lanes disruptions, attacks or disruption (physical or cyber) on government infrastructures, and weakened global financial conditions may adversely affect the Company's business, financial condition and results of operations.

The Company continues to monitor geopolitical events that may impact its operations and will endeavor to proactively manage their effects on the Company’s business. However, there is no assurance that the Company’s operations will not be adversely affected by current or future geopolitical tensions and conflicts.

The Company’s mining operations generally involve a high degree of inherent risk that cannot be eliminated and may not be insurable.

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, project opposition, civil strife, pandemics, unavailability of materials and equipment, weather conditions, tailings failures, rock bursts, rock falls, rock slides, cave-ins, flooding, seismic activity, fire, geochemical issues, equipment failure, failure of structures, theft, water balance and chemistry, chemical drainage, disruption to power and water supply, unanticipated variations in grade and other geological problems, ground or stope instabilities or failures, backfill quality or availability, underground conditions, metallurgy, ore and other processing issues, supply chain/logistics disruptions, force majeure events, and unanticipated transportation costs, most of which are beyond the Company’s control. Should any of this risks or hazards come to fruition, they could each have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk; however, insurance is subject to deductibles and, in the case of business interruption insurance, waiting periods during which coverage is not applicable. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that the Company will obtain or maintain such insurance. The Company’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company does not have coverage for certain environmental losses and other risks (for example, political risks), as the potential loss associated with risk events is deemed acceptable or the costs of insurance are deemed excessive for the protection provided. The lack or insufficiency of insurance coverage could have a material adverse effect on the Company’s business, financial condition and results of operations.

Difficulties in attracting, developing and retaining qualified personnel could adversely affect the Company’s ability to operate, expand and sustain its projects, and could have a material adverse effect on its business, financial condition and results of operations.

As noted, the Company’s projects are located in the high-altitude Puna region of northwestern Argentina where the remote location, limited local infrastructure and challenging climatic conditions add complexity to workforce logistics and retention. Recruiting and retaining personnel for continuous operations under these conditions can be difficult. In addition, the Company highly values the contributions of its key personnel. The success of the Company and Cauchari-Olaroz continues to depend largely upon the performance of key officers and employees who have advanced the Cauchari-Olaroz to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. If the Company is unable to attract, develop or retain such qualified personnel this could adversely affect the Company’s ability to operate, expand and sustain its projects, and could have a material adverse effect on its business, financial condition and results of operations.

The work to advance the Company’s projects requires dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes and achieve operational and development objectives will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retaining personnel and recruiting new personnel in a range of disciplines, including engineering, geology, process chemistry, environmental management and project execution to support its growth and the advancement of its projects. The lithium industry in Argentina has experienced rapid growth, creating intense competition for qualified employees and contractors. Skilled labor shortages, particularly in remote regions of Salta and Jujuy, can constrain project execution and increase labor costs.

Cauchari-Olaroz has implemented workforce development, training and community-based employment initiatives to strengthen local capabilities and reduce reliance on external contractors. However, there can be no assurance that these measures will be sufficient to attract and retain the personnel necessary to support ongoing and future operations. Persistent shortages of qualified labor or high turnover could have a material adverse effect on the Company’s business, financial condition and results of operations.

Failure to maintain health and safety standards could result in harm to the Company’s reputation, operations and future prospects.

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations.

In addition, the Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s business, financial condition and results of operations.

Mineral Resource and Mineral Reserve estimations are inherently subject to uncertainties, which may have a material adverse effect on the Company’s business, financial condition and results of operations

Mineral Resources and Mineral Reserves figures disclosed in this Annual Report are estimates only. Estimated tonnages and grades or concentration may not be achieved if the projects are brought into production; differences in grades or concentration and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering and price assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production and changes to mine plans of operation. Any material decreases in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, the economic analysis of its projects, its business, financial condition and results of operations.

Any estimates of Inferred Mineral Resources included in this Annual Report are also subject to a high degree of uncertainty and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher confidence category.

The lack of water and brine management regulations for the Cauchari and Olaroz Salars could have a material adverse effect on the Company’s business, financial condition and results of operations.

The salars on which Cauchari-Olaroz is situated, and other salars at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbor.

As a result, the water and brine management regulations of the salars on which the Company operates may materially adversely affect the Company’s business, financial condition and results of operations. Cauchari-Olaroz and Sales de Jujuy S.A. (a subsidiary of Rio Tinto) have entered into a joint operating protocol for the Olaroz and Cauchari Salars designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Going forward, the availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

A cybersecurity incident could adversely affect the Company’s ability to operate its business.

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business, financial condition and results of operations.

Artificial intelligence presents risks and challenges that can impact our business by increasing compliance costs and posing security risks to our confidential information.

The Company uses, and may increasingly rely on, artificial intelligence (“AI”) systems in certain aspects of its operations and may incorporate AI-enabled tools provided by third parties. The legal and regulatory framework governing AI in Canada and other jurisdictions is evolving as well as guidance from securities regulators regarding disclosure expectations. New or changing requirements could increase compliance costs, require modifications to the Company’s AI systems, restrict certain uses of AI, or expose the Company to regulatory scrutiny or enforcement actions.

AI systems may produce inaccurate, biased, or otherwise unreliable outputs and may present privacy, cybersecurity, intellectual property, and human rights risks. The Company’s reliance on third-party AI providers may limit the Company’s visibility into training data, model design, and risk controls. Failure to manage these risks effectively, or to provide appropriate disclosure regarding the Company’s use of AI, could result in legal liability, reputational harm, regulatory investigations, or adverse impacts on the Company’s business, financial condition, and results of operations.

Our assets are located in the Argentine Puna region, a high-altitude plateau along the Andes that is seismically active due to its proximity to the convergent boundary between the Nazca and South American tectonic plates. The region has experienced earthquakes of varying magnitudes in recent decades, and is also characterized by volcanic features, including both active and dormant volcanoes.

A significant earthquake or volcanic event could adversely affect our operations, personnel, facilities, brine wells, processing infrastructure, tailings or evaporation ponds, as well as critical regional infrastructure, including roads, power supply, water systems, and access to goods and services. Such events could result in operational disruptions, increased costs, damage to assets, delays to development or expansion activities, or, in severe cases, suspension of operations.

While we design and operate our facilities in accordance with applicable engineering standards and maintain insurance coverage consistent with industry practice, including coverage for certain natural hazards, such insurance may not be sufficient to cover all losses or impacts associated with a major seismic or volcanic event. Accordingly, a future earthquake or volcanic eruption could have a material adverse effect on our business, financial condition, results of operations, and development plans.

Risks Related to Our Financial Position and Capital Structure

The Company and Exar have debt obligations, which could impair both the Company’s and Exar’s financial health and prevent the Company and Exar from fulfilling obligations under existing and future indebtedness.

As of December 31, 2025, the Company had indebtedness under its equity-settleable Convertible Notes with a carrying value of $234.2 million and a face value of $258.8 million, maturing on January 15, 2027. The Company’s level of debt, debt service obligations and covenant requirements may have a material adverse effect on the Company’s business, financial condition and results of operations, including, but not limited to, reducing the amount of funds available to finance operations, capital expenditures and other activities; increasing vulnerability to economic downturns and industry conditions; limiting flexibility in responding to changing business and economic conditions; jeopardizing the Company’s ability to execute on business plans; realization against the Company’s assets used to secure applicable; debt placing the Company at a disadvantage when compared to competitors that have less debt; increasing the Company’s cost of borrowing; and limiting the Company’s ability to borrow additional funds.

Exar has debt obligations, which could impair its financial health and prevent it from fulfilling obligations under existing and future indebtedness.

As of December 31, 2025, Exar’s outstanding third-party debt, including accrued interest, amounted to $292.7 million (2024 - $210.4 million), while its cash balance and short-term investments were $86.7 million (2024 - $11.2 million), resulting in third-party net debt of $206.0 million (2024 – $199.2 million). The total debt includes the following:

▪
Approximately $220.0 million in loans from major international banks, secured by guarantees and standby letters of credit arranged by Ganfeng, which are due within twelve months from December 31, 2025. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $107.8 million, in respect of these loans.

The Company and Ganfeng have negotiated a three-year extension of the maturity of $100.0 million of these loans, which has been approved by the relevant regulatory authority. The loan is secured by a standby letter of credit provided by Ganfeng. As the standby letter of credit was issued for a standard one-year term, the loan was initially structured with a one-year maturity to align with the term of the standby letter. Upon extension of the related standby letter of credit, the loan will automatically roll over for the remainder of the three-year term. In addition, included within these loans is $120.0 million in bank debt facilities closed in the second quarter of 2025 and fully drawn in the third quarter of 2025 to refinance maturing short-term loans and for other purposes. These loans were competitively priced at an approximately SOFR plus 2.5%, including fees, reflecting Exar’s ability to access credit on favorable terms;

▪
$10.0 million in loans secured by local bank guarantees arranged by Exar, due within twelve months from December 31, 2025;
▪
$9.3 million in unsecured loans, due within twelve months from December 31, 2025; and
▪
Approximately $50.0 million in unsecured bonds issued by Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25.0 million on May 11, 2027, while the second tranche of $25.0 million on November 11, 2027.

If Exar is unable to service its debt, or Exar, the Company and Ganfeng are not successful in refinancing the loans on a timely basis, on favorable terms, or at all, they would need to provide their own funds to support Exar in repaying its third party debt obligations, which could have an effect on the Company’s business, financial condition and results of operations. The Company funded its share of the Cauchari-Olaroz Operation construction costs through loans to Exar Capital and then to Exar or directly to Exar through its subsidiaries. Should the Cauchari-Olaroz Operation not be able to generate sufficient cash flow, it may have difficulties repaying these loans, which could have an effect on the Company’s business, financial condition and results of operations.

The Company’s estimates of capital requirements, operating costs and project economics for its projects, including the Cauchari-Olaroz Project and PPG may be inaccurate, and are subject to significant uncertainty and may be affected by technical, operational and macroeconomic factors.

The Company’s estimates of operating and capital costs for its projects, including Cauchari-Olaroz and PPG, and corresponding production and project economics are based on the interpretation of geological and metallurgical data, technical studies, economic factors, anticipated climatic conditions and other factors, and in the case of Cauchari-Olaroz, limited and volatile actual cost and project economics data from operations. There can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. These estimates are inherently uncertain and may prove to be inaccurate. Accordingly, the cost and economic estimates disclosed in this Annual Report and in the Company’s technical reports may not reflect actual operating results or realized economics once these projects are fully developed or reach steady-state production.

The development plan for PPG, in particular, contemplates that PPG will benefit from the Incentive Regime for Large Investments (“RIGI”, for its acronym in Spanish). The RIGI is a special framework introduced in Argentina to promote large-scale, long-term investments by providing legal and fiscal stability, along with tax, customs, and foreign exchange incentives. The application of RIGI results in significant financial improvements to the economics of PPG. There is no guarantee that PPG will secure RIGI eligibility.

Sustaining capital and operating cost estimates for the Company’s projects are derived from equipment and fixed- asset manuals, maintenance schedules and accumulated experience operating similar assets. However, the accuracy of these estimates could be materially affected by factors including, but limited to, lack of availability of resources or necessary supplies or equipment; tariffs; inflationary pressures flowing from global supply chain shortages and increased transportation costs, violent attacks on shipping vessels and other international events, which in turn are causing increased costs for supplies and equipment; increasing labor and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; unanticipated variations in brine grade, concentration or recoveries; inaccurate or incomplete data underlying engineering or process assumptions; revisions to construction plans; delays or cost overruns in wellfield development, plant commissioning or project execution; errors in equipment or contractor cost estimates; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labor shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax); modifications to governmental regulation, including tax, environmental, fiscal or export requirements; and changes in macroeconomic conditions such as tariffs, foreign exchange rates, inflationary pressures or supply-chain costs. Many of these factors are beyond the Company’s control and could have a material adverse effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

In addition, the information contained in the S-K 1300 Technical Report 2025 Operations Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective dated as of February 27, 2026 and the S-K 1300 Technical Report titled “Scoping Study Report at the PPG Salars, Salta Province, Argentina” with an effective dated as of October 31, 2025 (together, the “Technical Report Summaries”), and our publicly filed technical reports including mineral extraction and processing parameters, projected costs and project economics (such as revenue, net present value, cash flow, earnings and payback period), is based on data and assumptions available as of the effective dates of those reports. Actual results may differ materially from those estimates, and subsequent updates to project economics, capital costs or operating costs may vary from those previously disclosed. Such differences could have a material adverse effect on the Company’s business, financial condition and results of operations.

Acquisitions and divestitures by the Company and risks related thereto may have a material adverse effect on the Company’s business, financial condition and results of operations.

From time to time the Company examines opportunities to acquire and/or develop new projects, assets and businesses. Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

As a result of its acquisitions, the Company will assume liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers, executing alternative exit strategies on acceptable terms in a timely manner or facing regulatory delays which could delay the accomplishment of its strategic objectives. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

The mining industry is competitive and capital-intensive industry and as a result of such competition the Company may not be able to achieve its objectives.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to develop and operate its projects, which may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at Cauchari-Olaroz. Although the Company has cash on hand, the Company's ability to continue as a going concern and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing or other means (including, without limitation, strategic transactions) to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

The Company has significant capital requirements associated with the operation and/or development of its projects, as the case may be. The Company will require additional financing to support the development, construction, expansion and operation of its projects. The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued or, if new debt financing is obtained, result in additional or more onerous restrictions on the Company’s business, and substantial interest and capital payments, and in the Company being more highly leveraged, which could have a material adverse effect on the Company’s future prospects if it is unable to satisfy its debt obligations as they become due. The ability of the Company to arrange additional financing to support the development, construction, expansion and operation of its projects in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. In addition, under the Company’s articles of association (“Articles of Association”), the Company is subject to certain share capital limits under its capital band and conditional capital. As a result, the Company may need shareholder approval to increase its share capital and execute certain equity financing transactions which may be time consuming and bring transaction execution uncertainty. Failure to obtain additional financing on a timely basis, on favorable terms, or at all, may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to tax and other legislation enacted in all the countries in which it operates, which could have a material adverse effect on the Company’s shareholders.

The Company operates (including providing project financing through equity investees or subsidiaries) in countries with differing tax laws and tax rates. The Company’s tax reporting is supported by tax laws in, and the application of tax treaties between, the countries in which it operates. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating the Company’s provision and accruals for these taxes. Such changes could have a material adverse effect on the holders of shares of the Company or the Company’s business, financial condition and results of operations. The Company’s income tax reporting is subject to audit by tax authorities in the countries in which it operates. The Company’s effective tax rate may change from year to year, based on changes in the mix of activities and income earned among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, changes in the tax treaties between the countries in which the Company operates, changes in the Company’s eligibility for benefits under those tax treaties, and changes in the estimated values of deferred tax assets and liabilities, which could result in a substantial increase in the effective tax rate on all or a portion of the Company’s income.

The Company’s audited consolidated financial statements for the year ended December 31, 2025 contain going concern disclosure.

The Company’s audited consolidated financial statements for the year ended December 31, 2025, contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate and repatriate sufficient cash flows from lithium carbonate production at Cauchari-Olaroz or secure additional financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. There are no guarantees that access to equity and debt capital from public and private markets will be available to the Company.

Risks Related to Regulatory, ESG, Permitting and Country-Specific Matters

The Company operates in emerging markets, which exposes it to economic risks such as high rates of inflation, social and labor unrest, and fluctuations in the currency exchange rates, which could affect its business, financial condition and results of operations.

The Company’s interest in projects located in Argentina expose it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; social and labor unrest, opposition or blockades; crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed local contracting and purchase laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; changes in taxation and royalty policies, practices, regulations and laws and the application thereof; underdeveloped industrial and economic infrastructure; surface land access issues; currency and capital controls; restrictions on foreign exchange and repatriation; and changing political norms and governmental regulations that favor or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. The occurrence of any such events may adversely affect the Company’s business, financial condition and results of operations. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

By way of example, in September 2019 the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses. Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties. In addition, the aforementioned controls and regulations may restrict the Company’s movement of intercompany funding and payments to foreign suppliers at the Argentinean subsidiary level, which could adversely affect the Company’s ability to repatriate any profits.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its business, financial condition, results of operations. The Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the Board and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company may not be able to maintain permits due to various factors such as changes in the mine plan or changes in regulatory processes.

Although key permits for the development and existing production of Cauchari-Olaroz and for exploration and certain development activities with respect to PPG have been obtained, additional permits will be required for expansion plans at Cauchari-Olaroz and for the full development of PPG. There can be no certainty that current permits will be maintained or new permits obtained; additional local, state or provincial permits or approvals be required to carry out exploration, development and production at Cauchari-Olaroz and PPG; projected timelines for permitting decisions to be made will be met; or the projected costs of permitting will be accurate. In addition, there is a risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s business, financial condition and results of operations.

There may be risks associated with political tensions and the dependency on global supply chains to conduct the Company’s operations because lithium is a critical mineral globally.

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Switzerland, stock exchange listings in Canada and the United States, its projects located in Argentina, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its partner for Cauchari-Olaroz and PPG, and a significant shareholder of the Company, based in China. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz and PPG, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Further, in recent years there has been a substantial increase in political tensions among many jurisdictions. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States, Canada and Argentina. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand, and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of actors from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors may be of particular relevance to the Company, with its connection to Canada and the United States through its stock exchange listings, shareholder base and board of directors (the “Board”) composition, while at the same time having a historical and continuing connection with Chinese-based Ganfeng as a financier and partner (and historically, as large shareholder).

Changes to government laws and regulations may affect the development and operation of the Company’s projects.

Changes to government laws and regulations could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental, water, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentine provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where Cauchari-Olaroz is situated, and of Salta Province, where the PPG is located, are supportive of the exploration and mining industry generally, and Cauchari-Olaroz and PPG in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Cauchari-Olaroz in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by the operation. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

In Argentina, the current president, Javier Milei took office on December 10, 2023. His agenda includes labor and tax reforms, the privatization of major state-owned companies, capital control reforms and the dollarization of the economy. While general market sentiment with respect to the changes Mr. Milei has implemented has been positive, these and other policy changes, to the extent they are fully implemented, may cause significant volatility in the political, regulatory and economic environment and may adversely impact the Company’s operations and financial condition and accuracy of cost estimates and economic analysis of the Company’s projects. Changes to existing mining policies, water use and ownership rights and royalties or other taxation levels, even if seemingly minor in nature, may adversely affect the Company’s business, financial condition and results of operations.

The Company’s business operations and transactions are subject to regulatory oversight, which may result in additional regulatory approvals or imposition of orders, restrictions, conditions or sanctions.

The Company has experienced and will experience heightened incidences of government-related regulatory oversight in respect of its business operations and transactions, which it believes is attributable in large part to government policy toward the critical minerals sector, geopolitical competition among Western and non-Western governments and the multijurisdictional nature of the Company, including in particular the interconnections between Chinese and Western ownership and commercial arrangements. Regulatory oversight to which the Company is or may in the future become subject, including in connection with matters related to government policy toward the critical minerals sector, may result in, among other things, the need for the Company to obtain any required regulatory approvals, as well as the imposition of orders, restrictions, conditions or sanctions on the Company that disrupt the conduct of its current or proposed future business and operations, such as the required divestiture of assets, limitations on business operations, limitation on business and other commercial relationships with third parties and other measures. Many of these matters are outside the control of the Company and there can be no certainty that any required regulatory approvals will be received or as to the nature and extent of any orders, restrictions, conditions or sanctions that may be imposed on the Company and the effect such orders, restrictions, conditions or sanctions may have on the business, operations, assets, business relationships and other commercial relationships, financial condition and prospects of the Company.

Compliance with environmental, health and safety laws and regulations, including changes to such laws or regulations, could adversely affect the Company’s business, results of operations and financial condition.

The Company’s operations are subject to environmental, health and safety regulation in Argentina, including protection of the environment, waste disposal, worker health and safety, human rights, mine development, water management, protection of endangered and other special status species, and air emissions. These operations are subject to various political, economic and social uncertainties, and local laws and regulations. The implementation of new, or the amendment of existing, laws and regulations affecting the mining and metals industry could have an adverse impact on the Company. For example, the International Sustainability Standards Board (ISSB) released in June 2023 its standards for sustainability-related (IFRS S1) and climate-related (IFRS S2) financial disclosures. While there is currently no mandatory requirement for a Swiss domiciled company listed in Canada or the United States to comply with the ISSB standards, the Government of Canada, as well as various regulatory and professional agencies, have voiced support for the ISSB and the movement towards standardized and mandatory climate-related financial disclosures, which, if adopted, may require significant resources from the Company to implement. Further, global initiatives such as those related to climate change and air quality, may result in new restrictions affecting not only the mining sector but also key supply chain partners, such as original equipment manufacturers, the shipping industry where new requirements to curb greenhouse gas emissions and combustion engine emissions have been promulgated.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance including civil, criminal or administrative enforcement actions, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration, development and operation of the Company’s projects, or increase the risk of environmental liability associated with project operations. This in turn could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s property interests may be subject to prior unregistered agreements, transfers or other land claims, which could increase mineral tenure risks.

There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations. The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

Failure to adhere to or maintain existing surface access agreements with local aboriginal communities may have material adverse effects on the Company’s business, financial condition and results of operations.

Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of Cauchari-Olaroz. Should any of the aboriginal communities decide not to honor such agreements, Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for development and operation of Cauchari-Olaroz, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop and ramp-up Cauchari-Olaroz. All of this has the potential to have a material adverse effect on the Company’s business, financial condition and results of operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating and capital costs, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. The Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company has incorporated low carbon emissions in the design of its facilities at Cauchari-Olaroz and anticipates doing the same at PPG. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

While the Company is dedicated to its sustainability-related efforts, if it does not adequately address all relevant stakeholder concerns regarding ESG criteria, it may face opposition, which could negatively affect our reputation, delay operations or result in threats or litigation actions. If it does not maintain its reputation with key stakeholders and interest groups and effectively manage these sensitive issues, they could adversely affect our business, financial condition and results of operations.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. The Company’s brine production depends on basin hydrology and evaporation. Drought, temperature shifts or precipitation anomalies can extend pond residence times, reduce concentration and raise unit costs; regulators may impose additional monitoring or curtailments, reducing volumes.

These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as both Cauchari-Olaroz and PPG are dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate-related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate-related events. As such, climate-related events have the potential to have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to currency fluctuations that may adversely affect the financial condition of the Company.

The Company transacts business primarily in U.S. dollars, Canadian dollars, and Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s projects are located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s business, financial condition and results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive. In addition, Argentina’s foreign exchange rates and inflation are subject to significant fluctuations and, at times, fluctuations in U.S. dollar to Argentine peso foreign exchange rate and inflation may not be aligned. A lower foreign exchange devaluation versus inflation rate could make property expenditures more expensive for the Company, and conversely a higher foreign exchange devaluation versus inflation rate could make such expenditures less expensive. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect the Company’s results of operations.

The Argentine government and Argentine Central Bank (Banco Central de la República Argentina) (the “BCRA”) have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident shareholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Argentine pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing on U.S. dollar-denominated debt; and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency.

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to the Company’s indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which the Company acquires currency to service the Company’s outstanding liabilities denominated in currencies other than the Argentine peso, all of which could affect the Company’s ability to comply with the Company’s financial obligations when due, raise capital, refinance the Company’s debt at maturity, obtain financing, execute the Company’s capital expenditure plans, and/or undermine the Company’s ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and the Company’s business, financial condition and results of operations.

The Company may face legal proceedings based on environmental and climate change-matters, ESG disclosure, and securities class actions.

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration, development and operation business. Litigation related to environmental and climate change-related matters, ESG disclosure, and securities class actions arising from share price volatility is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damage, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business, financial condition and results of operations. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Additional regulatory reporting requirements in the United States may apply if Lithium Argentina loses its status as a “Foreign Private Issuer” under the Exchange Act.

As a “foreign private issuer”, as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. federal securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive requirements of Regulation S under the Securities Act of 1933, as amended, that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short -swing profit liability) and Section 16(c) (short sale prohibitions).

If the Company were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on its business and the price of its Shares.

An entity will generally be deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The Company believes that it is engaged in the business of operating mining projects and not in the business of investing, reinvesting or trading in securities. The Company does not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, the Company believes that it is not an investment company under Section 3(b)(1) of the 1940 Act because, among other things, it is primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. The 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements, among other things. The Company intends to conduct its operations so that the Company will not be deemed an investment company. However, if the Company were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on its capital structure and its ability to transact business with affiliates, could make it impractical for the Company to continue its business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of its Shares.

If the Company were to constitute a “passive foreign investment company”, adverse U.S. federal income tax consequences could result for U.S. Shareholders.

The Company believes it likely was classified as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed taxable year. Based on its current business plans and expected income, assets and activities, the Company expects that it may be classified as a PFIC for its current tax year and may be a PFIC for subsequent tax years. If the Company is a PFIC for any year during a U.S. Shareholder’s (as defined below) holding period of Shares, then such U.S. Shareholder generally will be required to treat any gain realized upon a disposition of Shares or any so-called “excess distribution” received on its Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Shareholder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Shareholder makes a timely and effective “qualified electing fund election” under Section 1295 of the Code (“QEF Election”) or “mark-to-market” election under Section 1296 of the Code (“Mark-to-Market Election”). Subject to certain limitations, such elections may be made with respect to the Company or the Shares, as applicable. A U.S. Shareholder that makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the Shares. A U.S. Shareholder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of such Shares over the U.S. Shareholder’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules”. Each potential investor who is a U.S. Shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Shares.

Risks Related to Market Conditions, Our Securities and Corporate Structure

Volatility of world chemical prices and changes in global production capacities and supply and global demand could affect the Company’s business, financial condition and results of operations.

The prices of the Company’s product, lithium carbonate, are determined principally by world prices, which have been subject to substantial volatility in recent years. Lithium carbonate prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics are tied to a certain extent to global economic cycles and have been impacted by current global economic conditions. The supply of lithium carbonate products, in particular, varies principally depending on the production of major producers, and their respective business strategies. The Company expects that lithium carbonate prices will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers.

In addition, the market price of lithium carbonate is affected by numerous other factors beyond the Company’s control, including, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates, and other geopolitical and global economic factors. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances.

As a result of the above, the price of lithium carbonate in the future may be subject to substantial volatility, which the Company may not be able to effectively mitigate against. The Company may not be able to adjust production volume in a timely or cost-efficient manner in response to sustained changes in lithium carbonate prices. Lower utilization of capacity during periods of weak prices may expose the Company to higher unit production costs since a significant portion of its cost structure is fixed in the short-term due to the high capital intensity of mining operations. If prices drop significantly, the economic prospects of the mines and projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Low lithium carbonate prices would affect the Company’s liquidity and ability to borrow. If these conditions persist for an extended period, the Company may have to look for other sources of cash flow or curtail higher cost production to maintain liquidity until lithium carbonate prices recover.

High volatility or a substantial decline in the price or sales volumes of lithium carbonate could have a material adverse effect on the Company’s business, financial condition and results of operations, and the Company may consider curtailing, modifying or discontinuing certain planned development programs or operations.

There is uncertainty in the long-term growth of the lithium market and potential technological substitution, which may have a negative effect on the Company and its projects.

Lithium operations at Cauchari-Olaroz and the proposed development of PPG are highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured.

To the extent that the electric vehicle penetration or stationary storage deployment expands more slowly than anticipated, or if manufacturers adopt alternative battery chemistries that require less lithium or none at all such as sodium-ion, solid-state, hydrogen-based or other emerging technologies the long-term demand for lithium products could be adversely affected. If the lithium market does not develop in the manner contemplated by the Company, then its projects and their potential commercial viability may be adversely affected, which, in turn, may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has not and may never pay dividends.

The Company has not paid dividends on its Shares since incorporation, and the Company anticipates that it will retain any future earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Dividends may be paid by a Swiss company only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) Lithium Argentina has sufficient distributable profits from the previous fiscal years, or if Lithium Argentina has freely distributable reserves, including out of capital contribution reserves. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Payment of any future will depend on many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

The Company may be subject to the risk of conflicts of interest with directors and officers of the Company.

Certain directors and officers of the Company are or may become subject to conflicts of interest with the Company from time to time, including (without limitation) through association with other natural resource companies or otherwise.

Pursuant to Swiss law, directors and officers are required to inform the Board of conflicts of interests concerning them. The Board is furthermore required to take measures in order to protect the interests of the Company. More generally, directors and officers are required to safeguard the Company's interests and comply with their duty of loyalty and duty of care as directors and officers. This rule is generally understood to disqualify directors and officers from participation in decisions that directly affect them, subject to certain exceptions. Directors and officers are personally liable to the Company for breach of these provisions. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include, as appropriate, the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company.

The Company’s shareholders are subject to share price risks.

The Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include, but are not limited to: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration, development and production companies and other battery-metals stocks; decisions and/or statements made by industry-leading companies; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Shares are depressed or illiquid when an investor seeks liquidity.

The Company is a Swiss company and this could have an impact on enforcement of civil liabilities obtained under U.S. or Canadian securities laws.

The Company is a Switzerland company, organized under the laws of Switzerland and headquartered in the country. Some of the Company’s directors, officers and experts named in this annual report are not citizens or residents of the United States or Canada. In addition, substantially all of the assets of the Company are located outside the United States or Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States or Canada any judgments against the Company and its directors and officers and the experts named in this annual report, which are obtained in U.S. or Canadian courts based upon the civil liability provisions of Canadian and U.S. federal securities laws, or (ii) bring in courts outside the United States or Canada an original action against the Company and its directors and officers and the experts named in this annual report to enforce liabilities based upon such Canadian and U.S. securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation” and changed its name to “Western Lithium USA Corporation” on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors, and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to make amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.” On November 8, 2017, the Company consolidated its outstanding Shares on a 5:1 basis.

On January 25, 2022, the Company acquired all of the issued and outstanding securities of Millennial Lithium by way of a plan of arrangement (the “Millennial Arrangement”), at which point Millennial Lithium became a wholly owned subsidiary of the Company.

On April 20, 2023, the Company acquired all the common shares of Arena Minerals (the “Arena Shares”), which it did not already own, by way of a plan of arrangement, at which point Arena Minerals became a wholly owned subsidiary of the Company.

On October 3, 2023, the Company completed a separation transaction (the “Separation Transaction”) pursuant to which the Company separated its previously-held North American business unit. The Company retained its Argentine business unit, consisting of a 44.8% interest in Cauchari-Olaroz, the majority-owned Pastos Grandes Project and a 65% interest in the Sal de la Puna project, which has since been consolidated into one project along with the Pozeulos Project, which was previously 100% owned by Ganfeng. The Company’s Shares continued to trade on the TSX and the NYSE following the Separation Transaction.

In August 2024, Ganfeng acquired $70 million in newly issued shares of PGCo, the Company’s wholly-owned Argentinian subsidiary holding the Pastos Grandes Project, representing a 14.9% interest in PGCo and Pastos Grandes. The Company retained control of PGCo following this transaction. Proceeds from this transaction were allocated to the advancement of the Company's lithium projects in Argentina, including the reduction of the short-term debt of the Cauchari-Olaroz tied to start-up and working capital. In connection with the Pastos Grandes Transaction, Lithium Argentina, certain of its subsidiaries (the “Lithium Argentina Parties”) and Ganfeng and its subsidiary (the “Ganfeng Lithium Parties”, and together with the Lithium Argentina Parties, the “Parties”) entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that, among other terms, provided for limited rights and obligations as between the Parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in PGCo or the Pastos Grandes Project; (ii) through to December 31, 2025, enhanced consent rights in favour of the Ganfeng Lithium Parties in respect of operational matters, as well as a right of first refusal in favour of the Ganfeng Lithium Parties over a sale of an interest in PGCo at the same valuation as that applicable to the Pastos Grandes Transaction (with the Lithium Argentina Parties having a right of first refusal over a sale by the Ganfeng Lithium Parties of the 14.9% interest); (iii) through to December 31, 2025, a right in favour of the Ganfeng Lithium Parties to acquire an aggregate 50% interest in the Pastos Grandes Project upon a change of control of Lithium Argentina by subscribing for share capital of PGCo in consideration for an incremental cash subscription price of $330 million; (iv) until December 31, 2025, an obligation to obtain consent of the Parties for any offtake agreement in respect of the Pastos Grandes Project; and (v) from January 1, 2025 to September 30, 2025, an enhanced ‘tag-along’ right of the Ganfeng Lithium Parties to include its interest along with a sale by the Lithium Argentina Parties of their interest in PGCo, and to realize a portion of the consideration that would otherwise be payable to the Lithium Argentina Parties upon such sale in addition to the equivalent proportionate consideration payable for the interest of the Ganfeng Lithium Parties (after such period the “tag along right” will survive but will only include the proportionate consideration).

On January 23, 2025, the Company completed its corporate migration to Switzerland, establishing corporate domicile in Switzerland. On January 27, 2025, the Shares began trading on the TSX and NYSE under a new symbol “LAR.”

In connection with the Company’s corporate migration to Switzerland, the Company appointed PricewaterhouseCoopers AG, Zug, Switzerland as its Swiss independent statutory auditor (the “Swiss Statutory Auditor”). The Swiss Statutory Auditor’s main task is to audit the standalone statutory financial statements and consolidated financial statements of Lithium Argentina AG for Swiss law purposes.

The Company continues to retain PricewaterhouseCoopers LLP, Vancouver, Canada as the Company’s Independent Registered Public Accounting Firm for Canadian and U.S. Securities law reporting (the “Auditor” and together with the Swiss Statutory Auditor, the “External Auditors”). The Company's registered and head office is located at Dammstrasse 19, 6300 Zug, Switzerland. The Company’s North American contact address is 300 – 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, and the Company’s telephone number is (778) 656-5820. The operational headquarters of the Company is Buenos Aires, Argentina.

Corporate Highlights

In January 2025, the Company’s shareholders approved its plan to change its place of incorporation from Canada to Switzerland at its Special Meeting of Shareholders and on January 23, 2025, the Corporate Migration was completed.

In April 2025, Lithium Argentina and Ganfeng Lithium Co. Ltd. executed a Letter of Intent to advance a plan to jointly develop the Pozuelos-Pastos Grandes basins, including Pozuelos-Pastos Grandes, Pastos Grandes, and Sal de la Puna project.

In May 2025, the Company published its 2024 Sustainability Report including achievements such as carbon emissions reductions, water footprint reduction, and three ISO certifications.

In August 2025, the Company and Ganfeng Lithium announced it would form a new joint venture consolidating Ganfeng’s solely owned Pozuelos-Pastos Grandes project with Lithium Argentina’s Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned). Upon closing, Ganfeng will hold 67% and Lithium Argentina 33% of PPG.

In November 2025, the Company announced the results of the Scoping Study for the Pozuelos-Pastos Grandes project with Ganfeng Lithium along with the Declaracion de Impacto AmbientalI (Environmental Permit), for Stage 1 of the project was received.

During the year ended December 31, 2025, the Cauchari-Olaroz produced 34,100 tonnes of lithium carbonate.

In March 2026, the Company completed the $130 million debt facility from Ganfeng, it has a 6-year term at an interest rate of SOFR plus 2.5% providing increased flexibility to support refinancing the Company’s existing corporate debt.

Available Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (www.lithium-argentina.com).

B. Business Overview

Overview

The Company is a Swiss-domiciled resource company focused on advancing significant lithium projects. The Company holds a 44.8% interest in Cauchari-Olaroz in Jujuy, Argentina and a 33% interest in a New JV which will consolidate Ganfeng’s solely owned Pozuelos-Pastos Grandes project with Lithium Argentina’s Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned), PPG, in Salta, Argentina. Additionally, the Company owns the Salar de Antofalla (“Antofalla Project”) in the Province of Catamarca, Argentina.

The Company is focused on the operations at Cauchari-Olaroz and advancing the development of its lithium growth pipeline in Argentina.

For a more detailed discussion of the Company’s business structure and Cauchari-Olaroz, see Note 7 of the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in “Item 18 – Financial Statements” of this annual report.

Specialized Skills

All aspects of the Company’s business require specialized skills and knowledge, including geology, drilling, mining, processing, logistical planning, the implementation of exploration programs, and expertise in regulatory, finance and accounting matters. The Company relies on its management, employees and various consultants for this expertise.

The Company’s lithium carbonate sales are conducted through direct contractual arrangements. During the year ended December 31, 2025, substantially all of the Company’s sales were made to Ganfeng, the Company’s joint venture partner, and to Bangchak under offtake agreements. Sales are negotiated directly with these counterparties and are generally priced based on prevailing market conditions or agreed pricing mechanisms. The Company does not utilize special marketing channels or sales methods, including installment sales arrangements.

Mineral Price and Economic Cycles

The principal end-use product for the Company’s business is lithium-based chemicals, particularly battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the production capacity of lithium producers and the ability of those operations to produce lithium products.

Lithium prices have been volatile over the last decade. In 2022, lithium prices reached an all-time high due to, among other factors, supply constraints resulting from the increase in the adoption of electric vehicles and the corresponding demand for electric vehicle batteries and a disproportionate increase in supply as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases.

Since 2022, lithium prices have declined significantly, reflecting, among other factors, increased supply, slower-than-anticipated growth in electric vehicle demand outside of China, and broader macroeconomic and market conditions affecting battery materials. These dynamics have resulted in periods of oversupply and weaker pricing across the lithium value chain.

More recently, market sentiment has shown signs of improvement, supported by continued growth in electric vehicle and energy storage system deployment and expectations for increasing lithium demand over the medium to long term. However, lithium market fundamentals remain subject to uncertainty, and pricing may continue to experience significant volatility.

The Company does not hold any patents.

Sources and Availability of Raw Materials

All of the raw materials required for the Company’s operations are available through standard supply and business contracting channels.

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

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia and Africa as well as lepidolite production in China. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Foreign Operations

Lithium operations and projects

Cauchari-Olaroz and the PPG project are all located in Argentina. Cauchari-Olaroz is in operation while PPG in the exploration and evaluation stage.

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company entered into an offtake agreement with each of Ganfeng and Bangchak on August 27, 2020 to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).

The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Purchases and sales of lithium carbonate

During the year ended December 31, 2025, the Company was entitled to purchase its 49% share of Minera Exar’s lithium carbonate production shipped during the period and, pursuant to its offtake agreements, sell that volume to Ganfeng and Bangchak.

Based on its principal versus agent assessment, the Company concluded that it acted as an agent in these transactions, as control of the lithium carbonate did not transfer to the Company prior to transfer to the end customers and the Company was not exposed to inventory or price risk. Accordingly, the Company did not recognize revenue or cost of sales in respect of these transactions.eExar and Exar Capital Agency Arrangement

In addition to project loans provided by Exar Capital, Exar Capital also provides support to Exar by purchasing, as agent, reagents and other materials on behalf of Exar from international suppliers. Argentina does not allow access to the foreign exchange markets to permit prepayments by Argentine companies to international vendors, payments are only allowed after supplies arrive in Argentina. Accordingly, Exar Capital provides prepayments to suppliers and is then reimbursed by Exar once the supplies arrive in Argentina and Exar is able to make such payments in accordance with Argentinian foreign exchange regulations.

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc. (now 2265866 Ontario Holdings B.V.), Ganfeng, Exar and Exar Capital entered into a shareholders’ agreement to govern the Company’s and Ganfeng’s interests in Exar and Exar Capital and the funding and development of the Cauchari-Olaroz Operation. The shareholders’ agreement was amended in 2019 and amended and restated in August 2020 for the closing of a transaction by which Ganfeng holds 51% and the Company 49% interest, respectively in Cauchari-Olaroz (the “Amended Shareholders Agreement”).

The Amended Shareholders Agreement entered into on August 27, 2020 by the Company, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

•
the parties’ respective rights regarding ownership interests in Exar and Exar Capital;
•
requirements for funding and development of the Cauchari-Olaroz Operation, and rights and obligations of parties upon a failure to fund, including dilution of interest under certain circumstances;
•
the formation of the Exar shareholder committee to direct the business and affairs of Exar, comprised of three representatives of Ganfeng and two representatives from the Company;
•
the composition of the board of directors of Exar, being two representatives of Ganfeng and one representative of the Company;
•
the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of the Company;
•
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
•
the obligation of each party to purchase its pro rata share of production from the Cauchari-Olaroz Operation.

C. Organizational Structure

The following diagram sets out the organizational structure of the Company as at December 31, 2025:

Lithium Argentina AG/Lithium Argentina SA (Switzerland)
49%
Loans
100%
100% Class A Common Shares
100% Class B Common Shares
100%
90%
100%
43.43%
Exar Capital B.V. (Netherlands)
51%
GFL International Co., Ltd (Hong Kong)
100%
Lithium Americas (Argentina) Services Corp (Delaware, United States)
1511210 B.C. Ltd. (British Columbia, Canada)
Millennial Lithium B.V. (Netherlands)
Potassium S.A. (Mendoza, Argentina)
10%
2265866 Ontario Holdings B.V. (Netherlands)
1.40%
Ganfeng Lithium Netherlands Co., B.V. (Netherlands)
Minera Exar S.A. (Jujuy, Argentina)
46.66%
0.03%
85.08%
100%
8.50%
JEMSE
Cauchari-Olaroz Project (Jujuy, Argentina
Ganfeng Lithium Netherlands Co., B.V. (Netherlands)
14.89%
Proyecto Pastos Grandes S.A. (Salta, Argentina)
Exploration Properties (Salta & Catamarca, Argentina)
Arena Mineral Holdings B.V. (Netherlands)
100%
Pastos Grandes Project (Salta, Argentina)
100%
100%
65%
Arena Chile SpA (Chile)
Antofella Minerals S.A. (AMSA) (Argentina)
Sal de la Puna Holdings S.à r.l. (Luxembourg)
35%
Ganfeng New Energy Technology Development (Suzhou) Co., Ltd (China)
100%
100%
100%
Atacama Copper Project (Chile)
Salar de Antofella Project (Catamarca, Argentina)
Puna Argentina S.A.U. (Argentina)
100%
Sal de la Puna Project (Salta, Argentina)
Lithium Argentina AG/Lithium Argentina SA entity
Joint Venture
Ganfeng entity
JEMSE (Owned by the Government of Jujuy Province)

D. Property, Plants and Equipment

Summary Overview of Mining

As used in this annual report, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with S-K 1300. All determinations of mineral resources and mineral reserves have been prepared by qualified persons. Under S-K 1300, mineral resources may not be classified as “mineral reserves” unless the determination has been made by a qualified person that the mineral resources can be the basis of an economically viable project. Mineral resources are not mineral reserves and do not meet the threshold for mineral reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted into mineral reserves.

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

Properties

The Company is focused on the advancement of two significant lithium projects, the Cauchari-Olaroz, a production stage operation, located in the Province of Jujuy in Argentina, and the PPG Project, located in the Province of Salta in Argentina. The PPG Project will integrate three projects owned by Ganfeng and Lithium Argentina into a single development platform in the Pozuelos and Pastos Grandes basins in the Province of Salta, Argentina. It is an exploration stage project.

The Cauchari-Olaroz Operation and PPG are the Company’s two material projects. The Company also holds a 100% of the Antofalla Project, which is an exploration stage project.

Except as otherwise stated, the scientific and technical information relating to Cauchari-Olaroz Salars contained in this annual report is derived from the "2026 Cauchari-Olaroz S-K 1300 Technical Report, Jujuy Province, Argentina" (the “Cauchari Technical Report Study” or “Cauchari TRS") prepared by Deptford Geoscience, ION IQ Solutions, EnviroProTech-t and Groundwater Insight, none of which are affiliated with the Company. The Cauchari TRS was also prepared by David Burga, P.Geo., Mark King, PhD, P.Geo., FGC , Anthony Sanford, Pr.Sci.Nat., Marek Dworzanowski, Eur Ing., C.Eng., Jonathan Gibson, P.Eng., and Alexander Cushing, PhD, MFin, P.Eng., each of whom is a “qualified person” under Subpart 1300 of Regulation S-K ("S-K 1300") for the sections of the Cauchari TRS that they are responsible for preparing and none of whom are affiliated with the Company.

Except as otherwise stated, the scientific and technical information relating to PPG contained in this annual report is derived from the "S-K 1300 Technical Report Scoping Study Report at the PPG Salars, Salta Province, Argentina" (the “Pozuelos Pastos Grandes Technical Report Study” or “PPG TRS”) prepared by Golder Associates and Atacama Water, none of which are affiliated with the Company. The PPG TRS was also prepared by James Wang, QP, P.Eng and Frederik Reidel, QP, P.Geo, each of whom is a “qualified person” under S-K 1300 for the sections of the PPG TRS that they are responsible for preparing and none of whom are affiliated with the Company.

Except as otherwise stated, the scientific and technical information relating to PPG contained in this annual report has been reviewed and approved by Frederik Reidel, QP, P.Geo., and James Wang, QP, P.Eng., qualified persons for the purposes of NI 43-101 and S-K 1300 by virtue of his experience, education, and professional association and who are independent of the Company.

Except as otherwise stated, all technical and scientific information contained in this annual report has been reviewed and approved by David Burga, P.Geo, a qualified person for the purposes of NI 43-101 and S-K 1300 by virtue of his experience, education, and professional association and who is independent of the Company.

Canadian investors are advised that detailed scientific and technical information on Cauchari-Olaroz prepared in accordance with NI 43-101 (including mineral resources and reserves estimates prepared in accordance with CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014) can be found in the NI 43-101 technical report entitled “2026 Cauchari-Olaroz NI 43-101 Technical Report, Jujuy, Argentina”. The technical report has an effective date of December 31, 2025, and was prepared by “Qualified Persons” for the purposes of NI 43-101, independent of the Company.

Canadian investors are advised that detailed scientific and technical information on PPG prepared in accordance with NI 43-101 can also be found in the NI 43-101 technical report entitled "Technical Report Scoping Study at the PPG Salar, Salta Province, Argentina”. The technical report has an effective date of October 31, 2025, and was prepared by a “Qualified Persons” for the purposes of NI 43-101, independent of the Company. Copies of the technical reports prepared in accordance with NI 43-101 are available on the Company’s website at www.lithium-argentina.com and on the Company’s SEDAR+ profile at www.sedarplus.ca, but are not incorporated by reference in this document.

The map below shows the locations of our principal mining operations in Argentina and the exploitation and exploration mining concessions that have been granted to us:

Figure 1. Location of Lithium Argentina mining operations in Argentina and the exploitation and exploration mining concessions. Location coordinates longitude and latitude, respectively: of (i) Cauchari-Olaroz, (the salars extend in a north-south direction from S 23° 18’ to S 24° 05’, and in an east-west direction from W 66° 34’ to W 66° 51’), (ii) PPG: (24°34’44” south latitude and 66°42’26”).

Summary of aggregate annual production (lithium carbonate) – Current as of December 31, 2025

Salar	2023	2024	2025	TOTAL

Cauchari-Olaroz	6,000t	25,400t	34,100t	65,500t

Pastos Grandes	0	0	0	0

Total annual production	6,000t	25,400t	34,100t	65,500t

For information regarding our material projects, please see the information below under the headings “Cauchari-Olaroz Operation” and “PPG Project.”

Antofalla Project
Location	Catamarca Province, Argentina

Type and amount of ownership interests	100% interest in the project
Titles, mineral rights, leases or options and acreage	The project covers covering approximately 5,800 hectares of the Antofalla salar and basin in the Province of Catamarca, Argentina
Key permit conditions	Valid permit for surface water extraction. The Exploration DIA has been submitted to proceed with drilling, and it is under evaluation by the authorities
Mine types and mineralization styles	Lithium brine
Processing plants and other facilities	None, Exploration Phase

Summary of Resources

	Measured Mineral Resources as at December 31, 2025				Indicated Mineral Resources as at December 31, 2025				Total Measured and Indicated Resources as at December 31, 2025
	Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Grade	Lithium metal	LCE
Project	m3	mg/L Li	t	t	m3	mg/L Li	t	t	m3	mg/L Li	t	t
Cauchari-Olaroz (Argentina)	5.89E+09	557	2,742,686	14,599,317	3.82E+09	571	2,122,708	11,299,172	9.71E+09	562	4,865,394	25,898,489
Pozuelos (Argentina)	2.21E+09	491	1,097,038	5,836,244	4.10E+08	529	221,877	1,180,384	2.62E+09	510	1,318,915	7,016,628
Pastos Grandes (Argentina)	3.09E+09	451	1,393,000	7,414,640	1.70E+08	166	28,000	149,038	3.26E+09	439	1,421,000	7,563,678
Total	1.12E+10		5,232,724	27,850,201	4.40E+09		2,372,585	12,628,594	1.56E+10		7,605,309	40,478,795

	Inferred Mineral Resources as at December 31, 2025				Total Mineral Resources as at December 31, 2025				Total Mineral Resources as at December 31, 2025 for LAR
	Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Lithium metal	LCE	% Interest LAR	Total brine volume	Lithium metal	LCE
Project	m3	mg/L Li	t	t	m3	t	t		m3	t	t
Cauchari-Olaroz (Argentina)	3.24E+09	567	1,806,125	9,614,004	1.30E+10	6,671,519	35,512,493	44.8%	5.80E+09	2,988,841	15,909,597
Pozuelos (Argentina)	1.25E+09	581	736,924	3,920,437	3.87E+09	2,055,839	10,937,065	33.0%	1.28E+09	678,427	3,609,231
Pastos Grandes (Argentina)	1.18E+09	456	525,000	2,794,462	4.44E+09	1,946,000	10,358,140	33.0%	1.47E+09	642,180	3,418,186
Total	5.67E+09		3,068,049	16,328,903	2.13E+10	10,673,358	56,807,698		8.54E+09	4,309,447	22,937,015

Summary of Reserves

	Proven Mineral Reserves as at December 31, 2025				Probable Mineral Reserves as at December 31, 2025
	Brine pumped	Average lithium concentration	Lithium metal	LCE	Brine pumped	Extracted Grade	Lithium metal	LCE
Project	m3	mg/L Li	t	t	m3	mg/L Li	t	t
Cauchari-Olaroz (Argentina)	227,782,565	588.26	75,315	400,886	526,320,091	572.18	190,463	1,013,796
Pozuelos-Pastos Grandes (Argentina)	0	0	0	0	0	0	0	0
Total	227,782,565	588.26	75,315	400,886	526,320,091	572.18	190,463	1,013,796

	Total Mineral Reserves as at December 31, 2025					Total Mineral Reserves as at December 31, 2025 for LAR
	Brine pumped	Extracted Grade	Lithium metal	LCE	% Interest LAR	Brine pumped	Extracted Grade	Lithium metal	LCE
Project	m3	mg/L Li	t	t		m3	mg/L Li	t	t
Cauchari-Olaroz (Argentina)	754,102,655	580	265,779	1,414,682	44.8%	337,837,989	580	119,069	633,778
Pozuelos-Pastos Grandes (Argentina)					33.0%
Total	754,102,655	580	265,779	1,414,682		337,837,989	580	119,069	633,778

Cauchari-Olaroz Operation

Project Overview

Commissioned in 2024, Cauchari-Olaroz has a nameplate capacity of 40,000 tpa of battery grade lithium carbonate, with significant potential for expansion. Cauchari-Olaroz prioritizes efficient operations, water conservation and ecosystem preservation, and strong partnerships with local communities and leading global lithium leaders.

The book value for our investment in the Cauchari-Olaroz Operation is $93.4 million as of December 31, 2025. As of December 31, 2025, the total outstanding loans advanced by the Company to Cauchari-Olaroz, including accrued interest, was $379.8 million (including $308.3 million provided to Exar through Exar Capital and $71.5 million provided directly to Exar).

Detailed Property Description

Technical Information

All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Cauchari Technical Report Study (“Cauchari TRS”).

Information contained in the Cauchari TRS, including (but not limited to) mineral extraction, processing and recovery operations, projected costs, and project economics for the Cauchari-Olaroz Operation (including, for greater certainty, revenue, net present value, cash flow and earnings) are presented as of the date of the Cauchari TRS based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “ Item 3.D - Risk Factors”.

Property Description and Location

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The salars extend in a north-south direction from S23°18’ to S24°05’ and in an east-west direction from W66°34’ to W66°51’. The average elevation of the salars is 3,940 metres. The midpoint between the Olaroz and Cauchari Salars is located along National Highway 52, 55 km west of the Town of Susques. The nearest port is Antofagasta (Chile), located 530 km west of the Project by road.

BOLIVIA
CHILE
ARGENTINA
PACIFIC OCEAN
N
ANTOFAGASTA PORT
SOQUIMICH
CHEMETALL
Atacama Salt Lake
Approximate Property Limits
Olaroz Lake
52
Cauchari Lake
Guayatayoc Lake
Salinas Grandes
SAN SALVADOR DE JUJUY
SALTA
Jama Salt Lake
ADY
Rincon Salt Lake
Incahuasi Salt Lake
Pocitos Salt Lake
Pozuelos Salt Lake
Centenario Salt Lake
Arizaro Salt Lake
FMC
Hombre Muerto Salt Lake
Antofalla Salt Lake
CAUCHARI-OLAROZ PROJECT
MINERA EXAR
CAUCHARI - OLAROZ PROJECT
0 25 50 Km
Port
Gas Pipeline ATACAMA
Gas Pipeline NORANDINO
Border
Paved Road
Railroad
Gas Pipeline
Salt Lakes
LAC Property

Ownership

Cauchari-Olaroz is owned by Exar, a company incorporated under the laws of Argentina. Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina.

Exar acquired mining and exploration permits applications through acquisition of such permits applications, direct request of permits from the applicable provincial mining authority and/ or through brines usufruct agreements in the Province of Jujuy, Argentina, covering a total of 60,712 ha in the Department of Susques, of which 28,717 ha can support the entire project. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Exar to maintain the claims is $1,364,667. Under Exar’s usufruct agreement with Borax Argentina S.A., Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for an annual royalty of $200,000 plus annual canon rent property payments to Jujuy Province. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

On March 28, 2016, Exar entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to Exar for certain mining properties that comprised a portion of the Cauchari-Olaroz Operation. Under the terms of the Option Agreement, Exar paid $100,000 upon signing, and obtained a right to exercise the purchase option at any time within 30 months for the total consideration of $12 million payable in sixty quarterly installments of $200,000.

On November 12, 2018, Exar exercised the purchase option, acquired the properties by taking on the obligation to pay $12 million in 60 quarterly payments of $200,000 and, as a result, the following royalties became payable to Los Boros:

▪
$300,000 was paid on November 27, 2018, because the commercial plant construction started (purchase option established payment within 10 days of the commercial plant construction start date);
▪
Quarterly installments of $200,000; and
▪
3% net profit interest for 40 years, to be paid annually in Argentine pesos, within 10 business days after calendar year end.

Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of $7 million and the second 20-year period for an additional $7 million.

On March 28, 2016, Sociedad Química y Minera de Chile S.A. (“SQM”) and Exar executed a shareholder’s agreement that established the terms by which the parties planned to develop the Cauchari-Olaroz Operation.

On October 31, 2018, the Company closed a transaction with Ganfeng and SQM. Ganfeng agreed to purchase SQM’s interest in the Cauchari-Olaroz Operation. The Company increased its interest in the Cauchari-Olaroz Operation from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest and the parties entered into a shareholder agreement to govern their ownership and business operations of Exar. Ganfeng also provided the Company with a US$100 million unsecured, limited recourse subordinated loan facility as part of funding its 62.5% share of the project expenditure.

On August 19, 2019, the Company and Ganfeng completed a transaction whereby Ganfeng contributed US$160 million in Exar and increased its participating interest in Exar to 50%. At such transaction closing, the Company and GFL International Co., Limited (“GFL”) each owned a 50% equity interest in Exar. The parties made certain consequential amendments to the shareholders’ agreement governing their relationship to refer to the new equity ownership structure in Exar. The Company and GFL authorized Exar to undertake a feasibility study on a development plan to increase the initial production capacity from 25,000 tpa to 40,000 tpa of lithium carbonate, as well as certain permitting and development work in advance of a decision to increase the project production rate.

On August 27, 2020, the Company and Ganfeng closed a transaction whereby Ganfeng increased its participating interest in Exar to 51% by completion of a $16 million capital contribution to Exar. As part of this transaction, Ganfeng provided $40 million to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension) and contributed $600,000 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40 million of loans owed to Lithium Argentina. At such transaction closing, GFL owned a 51% equity interest in Exar and Lithium Argentina a 49%. The parties made certain consequential amendments to the shareholders’ agreement governing their relationship to refer to the new equity ownership structure in Exar.

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

On January 23, 2025, the Company completed a corporate migration from British Columbia, Canada to Switzerland, establishing corporate domicile in Switzerland and changing its name from Lithium Americas (Argentina) Corp. to Lithium Argentina AG (“LAR”).

Current ownership of Cauchari-Olaroz is summarized in the following figure:

Ownership Structure

The surface rights of the area subject to exploitation are local aboriginal communities’ land. Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Exar. For those contracts in which development and mining are not specifically addressed, Exar is working with the relevant community to extend the coverage of the contract to those areas. Exar has also agreed to support local communities through a number of infrastructure and education programs.

History

Mining activities on the western side of the Cauchari Salar by Rio Tinto and on the eastern side of the Olaroz Salar by Los Boros date back to the 1990s.

2009 to 2010
▪
Exar acquired mining and exploration permits across broad areas of the Cauchari and Olaroz Salars.
▪
Exploration programs focused on lithium and potassium were completed, which resulted in the preparation of a measured, indicated and inferred mineral resource report for potassium and lithium.

2012	▪ An initial feasibility study was completed.
2016
▪
Exar acquired an option to acquire title to a portion of the mining properties comprising the project from Los Boros pursuant to the Option Agreement.
▪
SQM acquired a 50% interest in Exar and the project.

2017	▪ A feasibility study with an updated Mineral Reserve estimate was prepared by the Company.
2018
▪
The option to acquire title to certain of the properties comprising the project from Los Boros was exercised.
▪
Project construction began.
▪
Ganfeng acquired a 37.5% interest in the project, and the Company acquired an additional 12.5% interest, for an aggregate 62.5% interest held by the Company.

2019
▪
Project construction continued.
▪
The Cauchari-Olaroz Operation Investment closed, resulting in the Company and Ganfeng each holding 50% interests in Exar and the project.
▪
A feasibility study with an updated Mineral Resource estimate was prepared by the Company.

2020
▪
Closing of a transaction by which Ganfeng holds 51% and the Company 49% interest, respectively in Cauchari-Olaroz.
▪
JEMSE entered the JEMSE Option Agreement, replacing a prior letter of intent, in respect of its right to acquire an 8.5% interest in Exar and the Cauchari-Olaroz Operation.
▪
Project construction continued with enhanced safety protocols in effect and a reduced workforce on site, following temporary shut-downs due to COVID-19.
▪
Updates to the water and environmental permits were approved by applicable regulatory authorities.

2021	▪ Project construction continued to advance. ▪ JEMSE exercised its right to acquire an 8.5% equity interest in Exar and Cauchari-Olaroz.
2022
▪
Project construction continued to progress towards production, with all key infrastructure completed, and key areas of the processing plant commencing commissioning.
▪
Focus shifted to prioritizing production volume over completion of a portion of the purification process designed to achieve battery-grade lithium carbonate.

2023	▪ First lithium produced ▪ Approximately 6,000 tonnes of lithium carbonate produce.
2024	▪ Achievement of commercial production. ▪ Approximately 25,400 tonnes of lithium carbonate produced.
2025	▪ Approximately 35,100 tonnes of lithium carbonate produced ▪ Submitted environmental permit and RIGI applications for a Stage 2 expansion of 45,000 tpa of lithium carbonate production capacity.

Geological Setting, Mineralization and Deposit Types

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of Early Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. These in turn are overlain by Eocene to Neogene sedimentary rocks with intercalated volcanic layers. These basement rocks are exposed to the west and east of the Cauchari and Olaroz salars.

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

The brines from Cauchari are saturated in sodium chloride with total dissolved solids (“TDS”) on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in sodium chloride, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate halite and ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

The following exploration programs were conducted between 2009 and 2025 to evaluate the lithium development potential of the Cauchari-Olaroz Operation area:

▪
Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
▪
Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.
▪
Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.
▪
Time Domain Electromagnetic (“TEM”) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.
▪
Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
▪
Vertical Electrical Sounding (“VES”) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces and surrounding freshwater occurrences.

▪
Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.
▪
Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate the capacity of fresh water supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.
▪
Boundary Investigation – A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.
▪
9 exploration wells have been drilled between 2022 and 2025 in Cauchari South of which 6 are production wells and 3 are DDH. These wells were included in 2025 Mineral Resource Estimation. During 2024 and 2025, pumping tests have been performed in this exploration.

Drilling

From September 2009 to August 2010, a total of 4,176 m of Reverse Circulation (“RC”) Borehole drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines have a relatively low magnesium-to-lithium ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond drilling at the Cauchari-Olaroz Operation was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program was conducted from July 2017 to June 2019. The program included a total of 49 boreholes and 9,703 meters of cores recovered. In 2019, 58 additional samples were sent for testing (this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including quality assurance and quality control (“QA/QC”) samples).

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

Between 2019 and 2025 a total of 42 production wells have been drilled and they are currently in operation for Stage 1.

Nine exploration wells have been drilled between 2022 and 2025 in Cauchari South of which six are production wells and three are DDH. These wells were included in 2025 Mineral Resource Estimation.

Mineral Resource and Reserve Estimates

The following is a brief discussion of the material assumptions and criteria underlying the mineral resource and reserve estimates. Please see Section 11 and 12 of the Cauchari TRS for more detail.

A Mineral Resource and Mineral Reserve estimate for the Cauchari-Olaroz Operation is summarized in the tables below.

Mineral Resources

The prior Mineral Resource estimate from 2024 was prepared in accordance with S-K 1300. The Company has previously filed the NI 43-101 and S-K 1300 technical reports on the Cauchari-Olaroz Operation providing prior Mineral Resource estimates for lithium and the previous resource estimate was prepared in accordance with CIM standards under NI 43-101 and S-K 1300.

Dr. Mark King, PhD, P.Geo., FGC for Cauchari-Olaroz, and a qualified person under S-K 1300, reviewed and confirmed the Mineral Resource and Mineral Reserve estimates, along with the material assumptions related to them, as presented in the Cauchari TRS.

The Mineral Resource Estimate reported below was completed using a new Leapfrog Geo model that incorporates a new description of the hydrostratigraphic (HSU) units based on the salar lithistratigraphic units. This new model is based on the full basin model developed by Aquatec. The Mineral Reserve Estimate, documented below, uses the same HSU framework.

The results of drilling, exploration, and production carried out in recent years have enabled an updated resource evaluation. Based on this new information, a significant portion of the resources previously classified as Inferred in the Burga et al (2019) estimate has been reclassified to Indicated and Measured Resources. This reclassification is due to an increase in the spatial and temporal continuity of the supporting data.

This resulted in the latest 2026 Mineral Resource Estimate for the Project with an effective date of December 31, 2025.

The 2026 Mineral Resource Estimate at the Measured, Indicated, and Inferred Mineral Resource classification for lithium is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The Mineral Resource Estimate is computed as the overall product of the Resource Evaluation Area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine, and specific yield of the resource aquifer volume. This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource Estimate. Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging. The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots. No areas of significant bias were noted.

Summary of 2026 Mineral Resource Estimate for Lithium Exclusive of Mineral Reserves – Current as of December 31, 2025
	Aquifer		Drainable	Average Lithium	Lithium Metal	Lithium – Lithium Argentina’s 44.8%
Category	Volume (m3)		Brine Volume (m3)	Concentration (mg/L)	(tonnes)	Portion (tonnes)
Measured	5.94E+10	5.89E+09	557		2,742,686	1,228,723
Indicated	3.87E+10	3.82E+09	571		2,122,708	950,973
Measured & Indicated	9.81E+10	9.71E+09	562		4,865,394	2,179,697
Inferred	2.77E+10	3.24E+09	567		1,806,125	809,144

Notes:

(1)
S-K 1300 definitions were followed for Mineral Resources and Mineral Reserves.
(2)
The independent Qualified Person for the 2026 Mineral Resource Estimate is Mark King, PhD. PGeo, FGC.
(3)
Mineral Resources are also expressed in the industry standard Lithium Carbonate Equivalent (LCE = Lithium × 5.323).
(4)
The mass of lithium produced from 2018–2025 period (52,786 t = 280,982 t LCE) has been removed from the Mineral Resource.
(5)
The Effective Date of the Mineral Resource Estimate is December 31, 2025.
(6)
The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

(7)
Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.
(8)
Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(9)
A lithium grade cutoff of 300 mg/L is used to define the Mineral Resource Estimate.
(10)
The Mineral Resources Estimates are net of Mineral Reserves (421,854 t Li) without process efficiency that has been removed from the Estimated Measured Resources
(11)
The commodity price of $18,000 / tonne for lithium carbonate (2025) for the life of the project was used to assess the economic viability for the mineral estimates, as described below.

Summary of 2026 Mineral Resource Estimate for Lithium Represented as LCE, Exclusive of Mineral Reserves – Current as of December 31, 2025.
Classification	LCE (tonnes)	LCE – Lithium Argentina’s 44.8% Portion (tonnes)
Measured Mineral Resources	14,599,317	6,540,494
Indicated Mineral Resources	11,299,172	5,062,029
Measured & Indicated Mineral Resources	25,898,489	11,602,523
Inferred Mineral Resources	9,614,004	4,307,074

Notes:

(1)
S-K 1300 definitions were followed for Mineral Resources and Mineral Reserves.
(2)
The independent Qualified Person for the 2026 Mineral Resource Estimate is Mark King, PhD. PGeo, FGC.
(3)
Mineral Resources are also expressed in the industry standard Lithium Carbonate Equivalent (LCE = Lithium × 5.323).
(4)
The mass of lithium produced from 2018–2025 period (52,786 t = 280,982 t LCE) has been removed from the Mineral Resource.
(5)
The Effective Date of the Mineral Resource Estimate is December 31, 2025.
(6)
The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.
(7)
Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.
(8)
The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).
(9)
Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(10)
A lithium grade cutoff of 300 mg/L is used to define the Mineral Resource Estimate.
(11)
The Mineral Resources Estimates are net of Mineral Reserves (421,854 t Li) without process efficiency that has been removed from the Estimated Measured Resources.
(12)
The commodity price of $18,000 / tonne for lithium carbonate (2025) for the life of the project was used to assess the economic viability for the mineral estimates, as described below

Mineral Reserve

The prior Mineral Reserve estimate for lithium was prepared in accordance with S-K 1300, incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of December 31, 2025. The Company has previously filed the NI 43-101 and S-K 1300 technical reports on the Cauchari-Olaroz Operation providing prior Mineral Resource estimates for lithium and the previous resource estimate was prepared in accordance with CIM standards under NI 43-101 and S-K 1300.

The 2026 Mineral Reserve Estimate for lithium incorporates additional drilling and testing through an effective date of December 31, 2025. The current Resource Estimate has benefitted from an extended period (ramping up since 2018) of production pumping which represents an exceptionally long period of brine grade and production confirmation. Since 2018, a total of 39 production wells were progressively brought online in the current resource exploitation area (Cauchari-Olaroz). During the 2018–2025 period, a total of 82,847,494 m³ of brine has been extracted, equivalent to 280,982 t of LEC or 52,786 t of lithium.

The Proven and Probable Mineral Reserve Estimate is summarized in Table below using a 63% of LCE process efficiency (pre-processing). Mineral Reserves correspond total amount of lithium enriched brine estimated to be available within the aquifer that can be extracted under the proposed pumping schedule and wellfield configuration. The average of the lithium concentration after 35 years of simulated mine life was significantly above of the 300 mg/L cut-off.

Summary of Estimated Proven and Probable Mineral Reserves (With Processing Efficiency)

Reserve Classification	Production Period	Brine Pumped	Average Lithium	Lithium Metal	LCE	LCE – Lithium Argentina’s 44.8%
	(Years)	(m3)	Concentration (mg/L)	(tonnes)	(tonnes)	Portion (tonnes)
Proven	2026 – 2035 (0 to 10)	227,782,565	588.26	75,315	400,886	179,597
Probable	2036 – 2060 (11 to 35)	526,320,091	572.18	190,463	1,013,796	454,181
Total	35 years	754,102,655	580	265,779	1,414,682	633,778

Notes:

1.
S-K 1300 definitions were followed for Mineral Resources and Mineral Reserves.
2.
The Mineral Reserve Estimate has an effective date of December 31, 2025.
3.
Reserves are estimated using 63.0 % of process efficiency.
4.
LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
5.
The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
6.
The Production period is inclusive of the start of the Year 0, 2026.
7.
The average lithium concentration is weighted by per well simulated extraction rates.
8.
Values may not sum exactly, due to rounding of numbers and the differences caused by use of averaging methods
9.
The commodity price of $18,000 / tonne for lithium carbonate (2025) for the life of the project was used to assess the economic viability for the mineral estimates, as described below.
10.
A lithium grade cutoff of 300 mg/L is used to define the Mineral Reserve Estimate.
11.
The independent Qualified Person for the 2026 Mineral Reserves Estimate is Mark King, PhD PGeo., FGC
12.
The estimate of Mineral Reserves may be materially affected by legal, political, environmental, or other risks.
13.
The point of reference is brine pumped from the wellfield to the evaporation ponds.

Discussion of Mineral Resource and Mineral Reserve Cut-off Grade

A lithium cut-off concentration grade of 300 mg/L was conservatively applied for the 2026 Mineral Resource and Reserve Estimate. For comparison of the utilized cut-off grade to a breakeven cut-off grade calculation, the following analytical formula can be used based on the controlling inputs as quantified for LOM:

Where:

Total Capital Expenditure= US$ 1,950 million
Total Operating Expenditure = US$ 8,766 million
Cost of Capital = US$ 195 million (10 percent of Total Capital)

Total Brine Extracted = 859 Mm3
Conversion from Li to Li2CO3 (LCE) = 5.323

Projected LCE Price = US$ 20,00 per meric ton of LCE
Export Duties =4.31%
Royalties= 1.6%

Calculated Recovery=63%

Resulting in a calculated breakeven cut-off grade of approximately 224 mg/L.

Considering the economic value of the brine relative to production costs, the applied cut-off grade of 300 mg/L is considered conservative with respect to the overall estimated resource. Resource model domains with lithium concentrations below this threshold were excluded from the estimate. Under these assumptions, a reasonable basis has been established to support the prospect of eventual economic extraction. Moreover, the selected cut-off grade is consistent with values used in other projects at a similar study level and employing comparable processing methodologies.

The applied 300 mg/L cut-off grade, which is more conservative than the breakeven cut-off grade of 224mg/L, provides a margin of precaution considering potential lithium price volatility. Despite this conservative estimate, the cut-off remains well below the average lithium grade of the Measured and Indicated Resources (535 mg/L). The average grade of the Proven and Probable Reserves is even higher at 580 mg/L, representing a flux-weighted composite of brine routed to the evaporation ponds. Lithium concentrations from individual production wells and the overall reserve average substantially exceed the applied cut-off, reinforcing the economic viability of the project.

Key factors that may influence the resource and reserve estimates include: the position and extent of aquifer boundaries; the lateral continuity of principal aquifer zones; potential dilution from fresh and brackish water sources within the wellfield; variability in aquifer parameters within specific hydrostratigraphic units; assumptions regarding commodity prices, hydrogeologic and metallurgical performance, and extraction efficiency; as well as the methods used to assign brine densities and assess reasonable prospects for eventual economic extraction.

Overview of Mining and Production Operations

In 2019, Exar developed a process for converting brine to high-purity lithium carbonate. The proposed process follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds, and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate. While the 2012 process model employed proprietary, state-of-the-art physiochemical estimation methods and process simulation techniques for electrolyte phase equilibrium, the 2019 model uses a process model that has been further refined using the results of lab scale and pilot scale testing from Exar, Ganfeng, and equipment suppliers, the results of which were implemented in the detail engineering of the facilities. The basis of the process methods has been tested and supported by laboratory test work, pilot testing facilities, and equipment vendor testing and design to support equipment guarantees.

The process route simulated for the production of lithium carbonate from Cauchari brines resembles the flowsheet presented in the “Overall Process Block Diagram” below.

Primary process inputs include evaporated brine, water, lime, soda ash, HCl, NaOH, and natural gas. The evaporation ponds produce salt tailings composed of Na, Ca, K, sulphates and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce lithium carbonate that is dried, and packaged for shipping.

Overall Process Block Diagram

Design criteria for the lithium carbonate plant is presented in the table below.

Lithium Carbonate Plant Operating Criteria

Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Overall lithium recovery increased from 53.7% (plant design efficiency) in 2024 to 63.0% in 2025.

Mineral Extraction

The brine is extracted from 42 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Reserve evaluation area of the Cauchari-Olaroz Operation to optimize well performance and capture of brine enriched in lithium. The historical reported production started in 2018 and until December 31, 2025.

The pond system consists of 28 evaporation ponds. An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as a criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds will be located. Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 hectares when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium, magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of lithium.

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

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TRS. Primary process inputs include evaporated brine, water, lime, soda ash, hydrochloride, sodium hydroxide, steam, and natural gas. The evaporation ponds produce salt tailings composed of sodium, calcium, potassium, sulphates and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The required brine production rate is achieved with 42 brine wells.

The model estimates a production of 40,000 tpa of LCE for the duration of the life of mine plant with the average nominal pumping rate per well of 16 L/s, providing approximately 750 l/s of lithium enriched brine from the aquifer to the evaporation ponds. This flow rate assumes a yield of 63% on the whole lithium carbonate process.

The wells are screened across the most productive lithium and sealed against freshwater aquifers.

Site Infrastructure and Support Systems

Construction of Cauchari-Olaroz commenced in 2018. Natural gas is obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity is provided by a 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Cauchari-Olaroz Operation. The interconnection involves a sub-station with a voltage transformer (345/33 kV) and associated switchgear. Another substation at the Cauchari-Olaroz Operation site consists of A stepdown 33/13.2 kV substation at the Cauchari-Olaroz site, consist of two voltage transformers (33/13,2 kV, 15-20 MVA), one (1) 33 kV electrical room and one (1) 13.2 kV electrical room with suitable switchgears and auxiliary equipment for the 13.2 kV local distribution system.

The 13.2 kV local electrical distribution system provides power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated average load for Cauchari-Olaroz is around 8.4 MW or 72.240 MWh/y, assuming a plant and periphery utilization factor of 0.86. The installed power energy is 16 MW. The power line has sufficient capacity for this load for the existing users. Additionally, there is a stand-by dual diesel/gas generating station at site, located close to the main substation, which can power selected equipment during grid outages.

Water for industrial use is supplied by groundwater wells adjacent to the salar and a water pipeline from the north. The infrastructure for water handling includes wells, low-voltage transmission lines to power the wells, pipelines, storage tanks and reverse osmosis plants. Water is required by the process and both camps.

The construction and permanent camps are located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for 762 people, and includes office buildings, bedrooms, dining facilities, medical room, and recreation areas, consisting of a gym, an indoor sports center, a recreation room and an outdoor soccer field. The permanent camp covers a footprint of 8,500 m2 of buildings and 35,700 m2 of external facilities. In the construction camp there are eight housing modules with a total capacity of 392 people, which are only used occasionally. In addition, this camp includes the pilot plant facilities, water treatment plants, and contractor workshops.

Additional buildings in permanent camp include lithium carbonate plant; spare parts and consumables warehouse building; soda ash storage building; final product – lithium carbonate – storage building; chemical laboratory; maintenance shop; and water treatment plants.

The figure below shows the location of the main facilities that are part of the Cauchari-Olaroz Operation, including:

▪
Wellfield;
▪
Evaporation ponds;
▪
Lithium carbonate plant;
▪
Salt and process residues disposal; and
▪
Camp.

3420000
3430000
3440000
7400000
7390000
7380000
PDA2
Evaporation Ponds
Lithium Carbonate Plant
Camp
PDA1
Mother Liquor Tailings
Ponds and Solid Waste Dump
N
W
S
Well Field
Provincial_Road_N_70
National_Road_N_52
Acces to the wells
Pipes transporting Brine
MINERA
EXAR
Site Main Facilities
0 1 2 3 4
Coordinate System: POSGAR 1998 Argentina Zone 3

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

Cauchari-Olaroz is allocating land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 hectares over a 40-year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Cauchari-Olaroz has established an evaporation pond for its industrial liquid waste, and a 50 hectare area is allocated for this purpose.

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

Permitting processes for the Cauchari-Olaroz Operation are governed by Argentina’s national and provincial laws, with oversight from the Jujuy provincial government. Recent updates under Decree No. 7,751- DEyP-2023 have modernized permitting standards, including enhanced consultation protocols and mandatory financial assurances for closure. The Cauchari-Olaroz Operation’s permits for exploration and exploitation activities are in full compliance, with biannual updates submitted as required.

Summary of Key Permitting Milestones
Permit Type	Date Approved	Key Updates
Exploration	August 2009 (initial)	Regular biannual updates reflecting new activities.
Exploration	February 2026	Update to Environmental Impacts Report for Exploration
Exploitation	November 2012 (initial)	Expand production capacity and operational adjustments.
Exploitation	May 2025	Biannual Environmental Impacts Report for Exploitation
Water Use	December 2020 (160 L/s) North	160 l/s from 6 to 8 wells near Rosario River

The Biannual Environmental Impacts Report for Exploitation has been submitted during December 2025, and it is under evaluation. In December 2025, an Environmental Impact Report for additional 45,000 tpa of LCE for new expansion plant has been submitted. In addition, the Biannual Environmental Impact Report for Exploitation has been submitted for the current operation.

An additional water concession permit for a further 160 L/s from the south of the basin, for the exploitation phase for a 40-year terms, has been submitted in March 2024 and is currently under evaluation. The provincial water resources department (DPRH) granted authorization to drill exploration wells in the south of the basin. After drilling the wells, and with the results obtained from the tests, DPRH will have to be notified again to complete the permit requirements and obtain the permit to use this industrial water.

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

Operating Costs

The Cauchari TRS presents a cost estimate (±15% expected accuracy) for the Cauchari-Olaroz Operation of $5,411 per tonne of lithium carbonate, based on 40,000 tpa lithium carbonate production.

Reagent consumption rates that were determined by pilot plant, laboratory, and computer model simulation have been actualized based on data obtained during ramp up period. Reagent cost values, which represent 36% of OPEX, has been obtained from the suppliers servicing the actual plant operation.

Energy consumption has been determined on an equipment-by-equipment basis and design utilization rate and confirmed with actual operational data.

Labor levels are confirmed in accordance with the management team at the Cauchari-Olaroz . Salary and wage are based on the actual data being used at Cauchari-Olaroz.

Maintenance estimates were updated on the actual maintenance cost and projected future cost based on their experience with similar operations.

Operating Costs Summary

Description	Total (US$ 000s/Year)		Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)

Direct Costs
Reagents	78,986	1,975	36%
Maintenance	16,300	408	8%
Electric Power	7,362	184	3%
Pond Harvesting & Tailing Management	20,259	506	9%
Solid Waste Management (Rises)	6,933		173	3%
Water Treatment System	0		0	0
Natural Gas	4,567	114	2%
Manpower	31,823	796	15%
Other personnel Expenses	2,516		63	1%
Catering, Security & Third-Party Services	25,860	646	12%
Consumables	4,226	106	2%
Diesel	829	21	0%
Bus-In / Bus-Out Transportation	938	23	0%
Direct Costs Subtotal	200,598	5,015	93%
Indirect Costs
G&A	15,824	396	7%
Indirect Costs Subtotal	15,824	396	7%
Total Operating Costs	216,423		5,411	100.0%

Capital Costs

Capital costs for Cauchari-Olaroz (“CAPEX”) are based on the total engineering and construction work, having a design capacity of 40,000 tonnes per year of lithium carbonate. The CAPEX is expressed in current US dollars on a 100% project equity basis. The Company contributed 49% of these costs, matching its shareholding in Exar and excluding JEMSE’s 8.5% interest.

Capital costs include direct and indirect costs for:

▪
Brine production wells.
▪
Evaporation and concentration ponds.
▪
Lithium carbonate plant.
▪
General site areas, such as electric, gas, and water distribution.
▪
Stand-by power plant, roads, offices, laboratory and camp, and other items.
▪
Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪
Salaries, construction equipment mobilization, and other expenses.

The capital investment for the 40,000 tpa lithium carbonate project, including equipment, materials, indirect costs and contingencies after completion of the construction period is consolidated to $979 million. This total excludes interest expense capitalized during the same period. Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate project.

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

Sustaining capital expenditures are estimated to total $971 million over the life of the project of the Cauchari-Olaroz Operation.

Capital costs include direct and indirect costs for:

▪
Brine production wells;
▪
Evaporation and concentration ponds;
▪
Lithium carbonate plant;
▪
General site areas, such as electric, gas and water distribution;
▪
Stand-by power plant, roads, offices, laboratory and camp and other items;
▪
Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪
Contingencies, salaries, construction equipment mobilization and other expenses.

The following items were not included in the estimate:

▪
Legal costs;
▪
Costs to implement the COVID Protocol and special incentives and allowances;
▪
Mineral license costs;
▪
Escalation; and
▪
Start-up costs beyond those specifically included.

Mineral Reserve and Resource Estimate Comparison Between December 31, 2024 and 2025

Mineral Resources

The table below sets forth the comparison of the Mineral Resources for the year ended December 31, 2024 and December 31, 2025.

The table below compares the current 2026 Mineral Resource Estimate and the previous (Burga et al. 2025) resource estimate. The current Mineral Resource Estimate is 8% larger for the Olaroz North Project Area and 42% in total. The differences between the two Mineral Resources Estimates are attributable to the following factors:

•
The current Mineral Resource Estimate includes production samples that provide evidence of sustainable grades during the sustained production pumping, supporting expansion of Measured and Indicated Resource zones.
•
An updated resource categorization method was used, that is based on well density instead of well spacing. The updated method is acceptable due to the enhanced resource certainty that is afforded primarily by sustained production pumping, and also by additional drilling and sampling. This categorization update has resulted in zones that are relatively continuous, as opposed to the discontinuous zones derived through well spacing.
•
The Resource zone in Olaroz North has been expanded by 19% due to the categorization update carried out due to the reasons exposed above.

The new Resource zone also includes areas of the Cauchari South basin that were not included in the previous evaluation. The major increase of Resources is because of the addition of Cauchari South exploration Campaign data which account for 6,746,787 t LCE Measured + Indicated Resources and 4,467,557 t LCE Inferred Resources, making a total addition of 11,214,344 t LCE coming from Cauchari South area.

•
An updated characterization of porosity values for the hydrostratigraphic units, based on 762 samples taken from the different wells and piezometers during different field campaigns carried out in the previous years.

Comparison Between the Current and Previous (Burga et al., 2025) Mineral Resource Estimates
Resource Classification	Resources LCE (tonnes)		Difference
	Current (Effective date December 31, 2025)	Previous (Burga et al. (2025)) (Effective date December 31, 2024)	Tonnes	%
Measured	14,599,317	3,040,109	11,559,208	380%
Indicated	11,299,172	13,177,246	-1,878,074	-14%
Measured + Indicated	25,898,489	16,217,355	9,681,134	60%
Inferred	9,614,004	4,722,700	4,891,304	104%

Figure below shows a comparison between the current and previous resource evaluation areas (Burga et al., 2025).

7440000
7420000
7400000
7380000
7360000
7340000
3400000
3420000
3440000
3460000
Legend
Resource evaluation area 2019
Resource evaluation area 2026
EXAR Minning concession
Leapfrog Model Area
Resources evaluation area
2019 & 2025
EXAR
AQUATEC

Figure: Comparison between the extension of the current Mineral Resource evaluation and the Previous Mineral Resource evaluation (Burga, 2025).

Mineral Reserves

The table below sets forth the comparison of the Mineral Reserves for the year ended December 31, 2024 and December 31, 2025

The 2025 Mineral Reserve Estimate was derived from the 2019 Mineral Resource Estimate prepared by Montgomery & Associates, which incorporated the hydrostratigraphic framework and numerical models, as well as additional drilling and testing data collected up to the effective date of May 7, 2019, using an expanded dataset. It was reviewed and confirmed as current as of December 31, 2024. Once formulated and calibrated, the updated model simulated a production wellfield to evaluate the ability of the brine aquifer to sustain production sufficient to support a minimum processing rate of 40,000 tpa of LCE over a 40-year operating period. After verifying that this target was technically feasible, the model was used to evaluate a higher potential production rate of 48,800 tpa LCE in support of the Total Mineral Reserve Estimate for the same 40-year period.

In 2025, Exar engaged Aquatec and Mark King, PhD, P.Geo., FGC the QP to estimate the 2026 Mineral Reserves associated with the 2026 Resource Estimate, incorporating additional drilling, testing and production data through an effective date of December 31, 2025. To support the updated Mineral Reserve Estimate Aquatec developed a new hydrostratigraphic framework and numerical model and the expanded dataset. Following calibration with the historical operation and production data, the updated numerical model simulated the current production wellfield to evaluate the ability of the brine aquifer to sustain a target of 40,000 tpa LCE over an additional 35-year operational period which is reported as reserves, starting January 1 2026 and extending through the end of year 2060, designed to match the original 40-year period which was defined based on the estimated useful life of the plant.

Following the verification that the current production wellfield is capable of delivering sufficient brine to sustain the minimum Stage 1 target production rate of 40,000 tpa of LCE, ongoing updates to the calibrated numerical model are being undertaken to evaluate this production rate from the entire Salar basin.

These modeling efforts are designed to support the estimation of a Total Mineral Reserve to allow for a Stage II expansion reaching a total production of more than 80,000 tpa over a 40-year operating life. Stage II will be incorporating a new processing technology that will help increase the lithium recovery, reduce the land footprint and accelerate the Project schedule.

The main differences between 2019 and 2026 Mineral Reserves Estimations are summarized below:

▪
Production Basis and Expansion Framework
o
The 2026 Mineral Reserves Estimate is based on a target production rate of 40,000 tpa of LCE for Stage 1 operations. The current mineral reserve estimate intentionally evaluates reserves sufficient to support this base production rate, while preserving additional extraction capacity for a potential Stage 2 expansion in the future which could include Cauchari South and a total production of approximately 80,000 tpa LCE.
o
In contrast, the 2019 Mineral Reserves Estimate, considered a maximum production of 48,800 tpa LCE over a 40 year operating period, based on a larger wellfield and production capacity beyond Stage 1.
▪
Mine Life and Treatment of Historical Production
o
The 2026 Mineral Reserves Estimate considers a 35-year period, from January 1, 2026, through December 31, 2060. The estimate is forward-looking and excludes historical production from year 2018 to 2025 of 280,978 t LCE which includes the current brine inventory.
o
No material changes to previous 40-year project life from 2019 Mineral Reserve Estimate after adjusting for brine production from 2018-2025 and 2026 Mineral Reserves Estimate of 35-year period from January 1, 2026 to December 31, 2060.
o
Despite the exclusion of historical production, modeled lithium at the end of the reserve life remains robust and drawdowns in both salars are not significant, leaving room for an extension of project life or future Stage 2 expansion.

▪
Process Recovery Assumptions
o
The 2026 Mineral Reserves Estimate uses an updated process recovery assumption of 63.0%, reflecting demonstrated operating performance, while the 2019 Mineral Reserve Estimate applied a theoretical process efficiency of 53.7%.
▪
Proven Mineral Reserves
o
The 2026 proven Mineral Reserves Estimate are evaluated in the first 10 years of production, supported by available production history, updated resource modeling, and drawdowns and lithium concentration, giving additional certainty compared to the 2019 Reserves Estimates. As a result of the incorporation of operating history and updated modeling, Proven Mineral Reserves have increased by 45% in 2026 relative to the 2019 estimations.
▪
Probable Mineral Reserves
o
The 2026 Probable Reserves estimates are reduced by 40% changes in classification methodology and production assumptions, rather than a deterioration in resource quality. Key factors include:
▪
Five years of production previously classified at Probable being reclassified as proven, supported by operational data.
▪
Production from 2018 to end of 2025 is not considered in the 2025 Reserves Estimate as they are calculated forward looking.
▪
Production in 2026 estimate only considers sufficient brine for target of 40,000 tpa LCE leaving additional production for a future expansion, while 2019 Probable Reserves Estimates considers a production of 48,800 tpa LCE.
▪
Wellfield Development Assumptions
o
In 2019 Reserves Estimation, the wellfield output involved 56 wells to produce 48,800 tpa LCE, which was considered the wellfield limit, whereas in 2026 Reserve Estimation considers current 39 production wells drilled to prove sufficient brine in Stage 1 for production of 40,000 tpa LCE. Ongoing Numerical Model simulations aim to prove Stage 2 expansion to a total production of over 80,000 tpa LCE based on a larger wellfield.

Comparison of Mineral Reserve Estimates- Current and Previous (Burga et al. 2025)
Reserve Category	Mineral Reserves Estimates t LCE		Difference
	Previous Burga (et al.2025) (Effective Date December 31, 2024)	Current Estimation (Effective Date December 31, 2025)	Tonnes	%
Proven	276.250 (5 y)	400,886 (10 y)	124,636	45%
Probable	1.675.770 (35 y)	1,013,796 (25 y)	-661,974	-40%
Total P&P	1.952.020 (40 y)	1,414,682 (35 y)	-537,338	-28%

Process efficiency	53.7%	63%	-	9.3%
Tonnes Per year	48,800	40,419	-8,381	-17%
Years	40	35	-5
# of wells	56	39	-14

POZUELOS PASTOS GRANDES PROJECT

Project Overview

PPG lithium brine project incorporates the adjacent Pozuelos and Pastos Grandes salars in the Puna (Altiplano) region of northwestern Argentina, approximately 600 km to the port of Antofagasta, Chile, The project outlines a phased development - with initial 50,000 tpa of LCE increasing to 150,000 tpa over three stages using a hybrid DLE flowsheet that pre-concentrates brine in ponds using solar evaporation, then selectively recovers lithium from concentrated brine using solvent extraction (SX) before final purification and production of primarily lithium carbonate. The technical approach is designed to lower reagent and environmental impact versus alternative processes and is expected to improve product consistency and quality, while reducing costs at a large production scale.

The Secretariat of Mining and Energy of the Province of Salta, Argentina, issued the Environmental Impact Statement, Declaración de Impacto Ambiental, (“DIA”) for Stage 1 of the PPG Project.

Detailed Property Description

Technical Information

All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the PPG Scoping Study.

Information contained in the PPG Scoping Study, including (but not limited to) mineral extraction, processing and recovery operations, projected costs, and project economics for the PPG Operation (including, for greater certainty, revenue, net present value, cash flow and earnings) are presented as of the date of the PPG Scoping Study based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “Item 3.D - Risk Factors”.

Property Description and Location

The PPG Project is located in the “lithium triangle” in the province of Salta, Argentina. The Project incorporates two salars that are in close proximity to each other, namely the Pozuelos and Pastos Grandes salars, centred at 24°42′S, 66°49′W, and 24°34′S, 66°42′W, respectively. The project is surrounded by Salar de Pocitos to the west, Salar de Rincon to the Northwest, Caucharí to the North, and Salar de Centenario to the South.

Property Location — Pozuelos–Pastos Grandes Basins, Salta Province (see map below).

Ownership

The Project is owned by Ganfeng and Lithium Argentina.

The Project areas cover the following:

▪
Lithea Project (Pozuelos-Pastos Grandes - “Pozuelos”) is owned 100% by Ganfeng, with the area of 32,314 hectares.

▪
Pastos Grandes SA (Pastos Grandes - “PGCo”) is owned 15% by Ganfeng Lithium and 85% by LAR, with the area of 20,095 hectares.
▪
Sal de la Puna Project (Pastos Grandes - “SdlP”) is owned 100% by Puna Argentina SAU, whose parent company, Sal de la Puna Holdings S.à r.l., is owned 35% by Ganfeng and 65% by LAR, with the area of 13,852 hectares.

In August 2025, Ganfeng and Lithium Argentina agreed to establish a new joint venture consolidating the projects above. Upon closing, Ganfeng will hold 67% and Lithium Argentina 33% of PPG, with ownership based on resources, capital contributions and technology inputs.

The total PPG Project covers 66,261 hectares.

History Pozuelos

The prior exploration history and ownership of Salar de Pozuelos and Salar de Pastos Grandes properties is documented in NI 43-101 technical reports filed by LSC Lithium Corporation (“LSC Lithium”) DAR (Hains, 2016; 2017a, b; 2018a, b).

A brief summary is provided below:

▪
Sampling of brine in Argentine salars by Fabricaciones Militares (an Argentine government agency) during 1970.

▪
Evaluation of mineral potential of Argentine salars, including Pozuelos, by Igarzábal (1984) as part of the Instituto de Benefico de Minerales (INBEMI) investigation carried out by the National University of Salta.
▪
Production of borates from surface of northern portion of salar de Pozuelos (on-going on intermittent basis).
▪
Acquired by Ekeko S.A. in about 2007. Acquired by LitheA Inc. in 2008 (Ekeko and LitheA were related companies at the time).
▪
LitheA was acquired by LSC Lithium by way of purchase option dated November 23, 2016. Option exercised March 15, 2017. (See press release issued by LSC Lithium on March 15, 2017, for details).

Details of the exploration by LitheA are described in detail in Hains (2017a, b; 2018a, b). Exploration activity included the following:

Surface Sampling:

▪
Widely spaced surface sampling (40 pits) to maximum depth of 1.8 m and mechanically dug pits (237 on 500 m x 500 m grid). Assay results indicated the presence of two higher grade areas within the salar and a significant area of high-grade brine within the central nucleus of the salar, with decreasing lithium grades towards the margins of the salar.

Geophysics

▪
2009 Vertical Electrical Sounding (SEV) and magnetotelluric (MT) surveys to determine the presence and distribution of aquifer zones and the shape of the salar basin. The work identified the presence of three resistivity response zones indicating the presence of brine:
1)
Upper Conductive Zone (UCZ) is likely to consist of current or recent evaporite facies and highly porous brine-saturated halite.
2)
Intermediate Resistive Zone (IRZ) mainly formed by massive halite, gypsum, carbonates, borates and interbedded clastic sediments; and,
3)
Lower Conductive Zone (LCZ) or geoelectrical basement composed of buried equivalents of Ordovician and Cenozoic sedimentary outcrops surrounding the salar.

Presence of two depocenters in the salar one greater than 150 m depth with a halite composition and the other, smaller one, greater than 100 m depth and probably of a more clastic nature.

Drilling, pump tests, and evaporation tests

•
Drilling
▪
Two vertical wells (SPZRC001 and SPZRC002) to a depth of approximately 90 m. A short (20 m deep) uncased piezometer well was drilled approximately 11 m east of SPZ RC001;
▪
One HQ size diamond drillhole (SPZ DDH001) drilled to a depth of 183 m adjacent to SPZ RC001. This hole was drilled to collect data on variations in lithology with depth and to collect brine samples below a massive clay layer encountered at about 90 m depth in the rotary holes.
•
Pump Tests
▪
Pump tests were conducted by Eramine Sudamerica and LitheA from holes SPZ001 and SPZ002. The results of the pumping tests by Conhidro (2011) indicated a transmissivity in the area of hole SPZ001 of 1,001 m2/day and a storage coefficient of 0.0025 to 20 m depth and a transmissivity of 639 m2/day and storage coefficient of 0.0000855 to 79.5 m. The pumping test for SPZ002 indicated a substantial drawdown of 55 m and a flow rate of 100 m3/hr over the full depth of the well. Grades (>500 mg/L lithium).
▪
Eramine Sudamerica (2012) completed step tests at well RC001PZ (ex SPZ RC001) and determined a transmissivity on the order of 400 m2/day. A long-term pumping test (19 days) showed average lithium content during pumping was about 570 mg/L, with similar stability in other key anions and cations.
•
Evaporation Tests
▪
As part of the work with POSCO, LitheA undertook a series of evaporation tests on brine recovered from the salar. These tests included analyses of evaporation from small test pits, as well as studies of evaporation using both lined and unlined ponds on the salar. It was found that due to the high porosity of the surface halite, pond evaporation using unlined ponds was not possible, but that use of lined ponds could be considered.

History of Pastos Grandes

Mining for borates has been conducted in the Pastos Grandes area since the early 1960s. Borax Argentina, a subsidiary of Orocobre Limited, mines colemanite, hydroboracite and ulexite from the Sijes Formation on tenements located on the southern and eastern margins of the Pastos Grandes basin. The minerals are processed at the Sijes borates plant operated by Minera Santa Rita.

In 1987 Ulex started borate mining operations on the southeastern extension of the Pastos Grandes basin at the Sol de Mañana mine, producing approximately 1,000 ton per annum of colemanite- hydroboracite-ulexite. Tramo SRL has mined colemanite on an intermittent basis at the Quebracho property on the southern border of the Pastos Grandes salar and common salt on the salar surface since 2006. Various other mining groups have recovered salt from the salar using solar evaporation on various properties across the salar.

Initial exploration for lithium at Pastos Grandes was undertaken by the Direcion Generale Fabricaciones Militares (DGFM), an agency of the Argentine government, in 1979 when a program to explore for lithium in many of the salars in the Puna was started (Nicolli et al, 1982). Work at Pastos Grandes included geological mapping and surface sampling, with six brine samples from surface and eight from hand-dug pits and four from stream samples. The samples from the salar showed an average value of 384 ppm Li and 4,066 ppm K for pit samples and 327 ppm Li and 3,518 ppm K for surface samples (Nicolli et al, 1982).

In 2011 and 2012 Eramine Sudamerica SA (“Eramine”), a subsidiary of Eramet SA, carried out surface mapping and sampling, drilling and pump testing at locations across the salar. Drilling was limited to a maximum depth of 160 m. In addition, Eramine also completed a program of geophysical surveys, including TEM, CS-AMT and VES (Eramine, 2016). The work by Eramine was summarized in an NI 43-101 technical report filed by Millennial Lithium in 2016 (Rojas, 2016) and updated in 2017 (Rosko, 2017).

LSC Lithium, as part of its initial due diligence exploration program related to acquisition of tenements on salar de Pastos Grandes, completed a program of surface sampling under the direction of the author. Details of the results of the due diligence program can be found in Hains (2017a).

LSC Lithium completed a program of exploration geophysics, drilling, and brine sampling resulting in an initial resource estimate for its salar de Pastos Grandes tenements dated October 19, 2018, of measured and indicated resources of 344 kt Li and of inferred resources of 58 kt Li.

Millennial conducted an extensive program of field work across the Salar from 2016 to 2021 known as the Stage Two and Three investigations of the Pastos Grandes Project. These programs delineated measured and indicated resources of 4,120 kt of LCE (Montgomery & Associates 2019). A positive NI 43-101 Feasibility Study (FS) was completed (Worley 2019) for a 24,000 TPA battery lithium carbonate production plant with a 40-year mine-life using conventional lithium processing technology based on 943 kt of proven and probable Mineral Reserves. In January of 2022 Lithium Americas Corp completed the acquisition of Millennial including the Pastos Grandes Project. LAR does not treat the mineral reserve estimate as a current mineral reserve estimate and no qualified person has done sufficient work to classify this historical mineral reserve estimate as a current mineral reserve. While the mineral reserve estimate was reported in accordance with CIM categories, the qualified person is unable to verify the relevance and reliability of the estimate at this time.

Centaur Resources (“Centaur”) carried out lithium exploration activities on the ‘Alma Fuerte’ mining claim of its Sal de la Puna Project immediate to the south and east of the LAR mining claims during 2018/2019. This program included drilling of three boreholes including a pumping well to around 600 m depth, pumping tests, and seismic & TEM geophysical surveys. On October 19, 2021, AMSA announced the results of the maiden mineral resource estimate (effective as of September 9, 2021) conducted on its Sal de la Puna Project (SdlP). An Inferred mineral resource consisting of 560,000 t LCE was defined on the Almafuerte property.

In 2023, LAR purchased AMSA (Sal de la puna project). AMSA is now 65% owned by LAR and 35% owned by Ganfeng.

LAR owns 85% of Pastos Grandes Co Project (PGCo) while Ganfeng Lithium Netherlands Co., B.V. owns the other 15%.

Pozuelos hosts the Pozuelos exploration camp, which was completed in October 2018. The camp serves as the exploration base for the PPG Project and will be expanded as the Project advances. In addition to that, Pozuelos has a pilot plant, solar panels, and evaporation ponds for tests.

Pastos Grandes has a camp for 100 people, a pilot plant and solar panels.

Through diligent drilling operations conducted by Ganfeng and LAR, a total of 104 exploration wells have been drilled: in Pozuelos, 43 DDH wells and 11 RC wells have been drilled; in Pastos Grandes, 31 DDH wells and 19 RC wells have been drilled. In addition, 27 production wells were successfully drilled through the salars.

The Company has already submitted an Environmental Study for the pipeline corridor which allows the transport of brine from Pastos Grandes to Pozuelos. The EIR/EIS for Phase 1 (Pozuelos) was approved by the Province of Salta in November 2025. For Phase 2 and 3, the permits need to be submitted.

There are no known environmental liabilities.

Geological Setting and Mineralization

The PPG Project is in the Altiplano-Puna Plateau portion of the Andean Mountain range. The basement rock in the region is primarily comprised of Ordovician metasediments overlain by Eocene to Neogene sedimentary rock with intercalated volcanic rock. These basement rocks are exposed along the margins of the Pozuelos and Pastos Grandes salars due to NNE-trending thrust faults and NW-SE lineaments. Both salar basins contain thick sequences of clastic sedimentary rock and halite bodies (Coira et al., 1982; Marret et al., 1994; Allmendinger et al., 1997; Chernicoff et al., 2002).

Pozuelos

The modern salar at Pozuelos is classified as a mature salar. The lithology of the salar reflects this development, with the following general sequence of hydrogeologic units:

▪
Ephemeral Saline Lake Facies: comprised of halite with mixed textures is the uppermost layer of the salar and contains sediments related the modern hypersaline lake.
▪
Perennial Saline Lake Facies: comprised of fractures and massive halite with interstitial clays and sand.
▪
Saline Mudflat Facies: comprised of silt mixed with clays and fine sand, associated with an older, oversaturated lake and quiet environment, likely time-equivalent to the Sijes and Blanca Lila Formations.
▪
Playa Margin Facies: comprised of gravels representing alluvial and colluvial deposits with some interbedding of more sandy facies, both laterally and vertically, likely corresponding to Geste and Pozuelos Formations, respectively.
▪
Siltstone: comprised of Cenozoic siltstones likely correlative with the Pozuelos Formation; and
▪
Fractured Aquifer: comprised of the Copalayo Formation bedrock with varying degrees of fractures.

The brine from Pozuelos are solutions saturated in sodium chloride with an average concentration of TDS of 316 g/L and an average density of 1.21 g/cm3. The other components present in the Pozuelos brine are K, Li, Mg, SO42-, Cl and B with relatively low Ca. The brine can be classified as a sulphate-chloride type with anomalous lithium. Lithium concentrations in Salar de Pozuelos have an average value of 518 mg/L, with some samples reaching up to 908 mg/L.

Pastos Grandes

The modern salar at Pastos Grandes contains five major hydrogeological units based on drill core, surface mapping, and geophysical information. This includes:

▪
A Fluvial/Alluvial unit: comprised of gravel and sand around the salar, with thicknesses up to 450 m in the northern sector of the basin.
▪
An Upper Clay unit: comprised of claystones and siltstones mostly in the centre-south of the basin, roughly correlative with the marginal facies of the Blanca Lila Formation.
▪
A Saline Lacustrine unit: comprised of thick massive halite beds and minor interbedded claystones, ranging from 200 to over 700 m in thickness, roughly correlative with the indurated halite core of the Blanca Lila Formation typified by the Blanca Lila islands.
▪
A Central Clastic unit: comprised of clays and clayey sands underneath the halite bodies with thicknesses up to 300 m, roughly correlative with marginal lacustrine facies of the Sijes and/or Blanca Lila Formations; and
▪
Base Breccia/Gravels unit: comprised of sedimentary breccia with coarse fragments of silicified conglomerate, metasediments, ignimbrite, and intercalated tuff, reaching over 200 m on the western margin of the salar and corresponding mostly to the Pozuelos Formation (and locally Tajamar Tuff, Verde Conglomerate, and marginal facies of the Sijes Formation).

The brine from Pastos Grandes are solutions saturated in sodium chloride with an average concentration of TDS of 302 g/L and an average density of 1.19 g/cm3. The other components present in the Pastos Grandes brine are K, Li, Mg, SO4, Cl and B with relatively low Ca. The brine can be classified as a sulphate-chloride type with anomalous lithium. Lithium concentrations in Salar de Pastos Grandes have an average value of 403 mg/L, with some samples reaching up to 700 mg/L.

Deposit Types

Pozuelos

According to Alonso et al. (1991), Salar de Pozuelos is a dry salar, characterized by high rates of evaporation and there is sediment starved (fluvial input is restricted to rare flash floods, and groundwater is the most important source of brine). This is consistent with the conceptual model for mineralization, indicating that the main source of water/Li in the system was a one-time input from the catastrophic flooding of the Pastos Grandes basin into Pozuelos less than 200,000 years ago.

The Pozuelos basin covers an area of 384 km2 including 10 sub-basins that provide lateral groundwater inflows. The Salar nucleus itself covers an area of 84 km2. No surface water inflows occur into the Salar. The main source of surface water within the Pozuelos watershed are the fourteen springs.

The Salar de Pozueles basin is an enclosed (endorheic) basin in which recharge occurs through direct infiltration of precipitation and groundwater inflows from the surrounding sub-basins. Discharge occurs mainly through evaporation.

Groundwater recharge is estimated to range between 128 L/s and 707 L/s. Evaporation is estimated at 493 L/s.

In mid-2024, LAR and Ganfeng engaged the UMASS/UAA Lithium Solutions team to initiate an updated water balance study of the Pozuelos basin using the same methodology that was applied in the 2023/2024 Pastos Grandes water balance study (Blin et al., 2024).

Pastos Grandes

The Pastos Grandes basin covers an area of 1,738 km2 with a salar nucleus of 36 km2 comprised mostly of flat sandy-silty salt crust. The general elevation of the salar surface is 3,773 masl, with the “islands” having a typical elevation of approximately 3,785 - 3,790 masl. The surrounding hills range in elevation from approximately 3,825 masl on the south, east and northeast sides of the salar and increase rapidly on the west side to approximately 3,990 masl.

Surface runoff is mainly restricted to the rainy season during summer. A water balance for the Pastos Grandes Subbasin was prepared as part of the conceptual hydrogeological model. In closed endorheic basins such as Salar de Pastos Grandes recharge is in long-term equilibrium with evaporation in the absence of any brine production. Recharge is composed of direct recharge from precipitation and lateral groundwater inflows from adjacent subbasins (Sijes subbasin) and was estimated within a range of 200 - 900 L/s.

A systemic surface monitoring was implemented in 2023 to obtain a better understanding of the flow regimes in these streams throughout the different seasons of the year. Data indicate that inflows into the Pastos Grandes system includes surface and groundwater flow 776 L/s – 2,130 L/s, with a mean 960 L/s of lateral recharge (Blin et al., 2024). Future dynamic models will incorporate the new data from this more comprehensive monitoring program utilizing state-of-the-art measurement, isotopic, and geochemical techniques.

Exploration and drilling

Pozuelos

Geophysical survey exploration has been carried out in the salar since 2009.

LSC Lithium has completed two seismic exploration programs on Salar de Pozuelos: the first program was completed in later 2017 and consisted of a 28.29 km seismic survey comprising three lines with geophones placed at 400 m stations, in order to test depths to 350 m. GEC was subsequently engaged to undertake the second seismic survey along the SW-NE axis of the salar in 2018 to improve the data interpretation. It comprised three profiles, a longitudinal line of 14,280 m and two transvers lines of 7,690 m and 6,320 m running in a NW-SE across the salar in the south and north. GEC redid the seismic profiling of the longitudinal line in mid-2018. The line run in a NE direction from the SE to the NE, with a length of 14,394 m.

Gravity and Magnetotellurics studies were conducted by the company Proingeo in 2021: the gravity from Proingeo (2021) was used to interpret the elevation of the basin's basement; and the Magnetotellurics geophysics survey from Proingeo 2021 was a guide to delineating aquifer continuity.

Lithea completed a program of exploration for fresh water in 2016 (Hidrotec, 2016). The focus of the program was on the northwestern corner of the salar based on the results of the SEV geophysics.

Drilling for lithium at the Pozuelos dates from 2008. Two vertical wells (SPZ RC001 and SPZ RC002) to a depth of approximately 90 m was drilled. One HQ size diamond drillhole (SPZ DDH001) drilled to a depth of 183 m adjacent to SPZ RC001, to collect data on variations in lithology with depth and to collect brine samples.

LSC Lithium completed sixteen diamond core drill holes (DDH-400, SP-2017-01 to SP-2017-15) at Pozuelos in 2017. Boreholes were drilled at HQ diameters and with the depths ranging from 51.8 m to 322.7 m. Besides, fourteen pumping wells have been completed at the salar by LSC Lithium in 2017.

In 2018, two exploration holes were drilled to test the northern section (PZ-18-02) and the lateral and depth extension of the central depocenter (PZ-18-01). The brine and core samples were collected, and a series of pumping wells and piezometers were developed to evaluate aquifer parameters and brine chemistry.

In each drilling campaign, lithium exploration wells have been successively drilled deeper. Wells PZ-2024-22 and PZ-2023-19, from the latest drilling campaign from 2023/2024, opened new targets to deeper zones of the basin at the east. Recently, in the latest drilling program, wells PZ-2024-11, PZ-2024-25 and PZ-2024-21 opened new deeper targets toward the southeast and northeast of the salar.

Pastos Grandes

70 boreholes for a total 31,485 m have been drilled recovering 12,265 m of core samples. Additionally, 14 pumping wells were drilled and tested to evaluate flow potential, and the results were used to forecast production through a dynamic model.

In 2011 and 2012 Eramine Sudamerica SA, a subsidiary of Eramet SA, carried out surface mapping and sampling, drilling and pump testing at locations across the salar. Drilling was limited to a maximum depth of 160 m. In addition, Eramine also completed a program of geophysical surveys, including TEM, CS-AMT and VES (Eramine, 2016).

Millennial conducted an extensive program of field work across the Salar from 2016 to 2021 known as the Stage Two and Three investigations of the Pastos Grandes Project.

LSC Lithium completed six drill holes at Pastos Grandes in 2018. Boreholes were drilled using a combination of diamond bit and tri-cone at HQ diameter. Drilling was completed by Hidrotec (Holes SPG-02, 2B, 4A, 5, 5B) and AGV (Hole PG-18-01).

Centaur carried out lithium exploration activities on the ‘Alma Fuerte’ mining claim of its Sal de la Puna Project immediate to the south and east of the LAR mining claims during 2018/2019. This program included drilling of three boreholes including a pumping well to around 600 m depth, pumping tests, and seismic & TEM geophysical surveys.

Recently LAR completed a fourth exploration campaign consisting of two exploration boreholes using Mud Rotary and Diamond Drilling methodology (PGMW23-23 and PGMW23-24).

AMSA and Centaur carried out drilling programs on the Sal de la Puna Project between 2018 and 2022. These programs consisted of two diamond core holes (DD-01 and DD-02), five combination core /rotary holes (PP-01- 2018, PP-02-2018 and R-01 through R-03), two production wells (PP-03-2019 and PW-1), and several piezometer installations.

Ganfeng Lithium drilled five exploration boreholes in 2023 and 2024 with the diamond drilling methodology (PG- 2023-02, 03, 04, 05 and 13) and two production wells (PG-2023-03PW and PG-2024-21PW) were drilled using the mud rotary methodology.

Mineral Resource Estimate

A Mineral Resource estimate for the Pozuelos Pastos Grandes Project is summarized in the tables below.

Mineral Resources

Pozuelos

The Resource Estimate was developed using three-dimensional block modelling with Leapfrog Geo (Seequent) software. The modelling was supported by geophysical, geological, and geochemical data and interpretations made by Golder. The resources estimate was prepared in according with the requirements of the S-K 1300 and uses the best practices methods specific to brine resources. A 125 mg/l lithium concentration cut-off was applied to the resource estimate.

The modelling method consisted of the following steps:

▪
The footprint of the resource zone was defined based on the interpreted boundaries of the salt flat and the deposit characteristics.
▪
The drilling data and MT results were interpreted to identify primary lithologies and their continuity within the resource zone. Data interpolation was conducted to develop a full 3D geological model.
▪
The 3D geological model was divided into five Hydrostratigraphic Units (HSUs), which are groups of lithologies with similar hydrological properties.

▪
The drainable porosity data from Neutron logs were used to calculate the amount of lithium-enriched brine available for the Pozuelos project.
▪
The assays from the brine samples from packer testing were interpolated in the block model to obtain the amount of lithium available to estimate the total resource stated as LCE.

A summary of the Measured, Indicated and Inferred Resource Estimate is shown in following table.

Table 1: Mineral Resource Estimate for Pozuelos (Effective Date: December 31, 2025)

Resource Category	Rock volume (km3)	Brine volume (km3)	Li (mg/L)	Li (tonnes)	LCE (tonnes)
Measured Resource	20.45	2.21	490.5	1,097,038	5,836,244
Indicated Resource	3.54	0.41	528.7	221,877	1,180,384
Measured + Indicated			510.0	1,318,915	7,016,628
Inferred Resource	9.50	1.25	581.0	736,924	3,920,437

Notes:

1)
S-K 1300 definitions were followed for Mineral Resources.
2)
LCE is calculated using the Li: LCE factor = 5.322785 multiplied by the mass of Lithium.
3)
A cut-off grade of 125 mg/l has been applied to the mineral resource estimates. An FoB price forecast of US$18,000 per metric ton of Li2CO3 and US$17,800 per metric ton of coarse particle LiOH×H2O for years beyond 2028 is used. A 75% overall lithium recovery efficiency factor has been applied to calculate the final LCE production.
4)
The Mineral Resource Estimate is not a Mineral Reserves Estimate and has no demonstrated economic viability.
5)
Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.
6)
The Siltstone unit was not included in the resource estimate.
7)
Project economics in this report are not based on Inferred Mineral Resource.
8)
The QPs are not aware of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
9)
A Qualified Person and an employee of the Company, has approved the mineral reserves and mineral resources included in this Annual Report on Form 20-F as of December 31, 2025 and reviewed the resources and material assumptions in the PPG TRS and confirmed that the resources and material assumptions remain current as of December 31, 2025.

Pastos Grandes

The resource estimation for the Pastos Grandes salar was developed using the Stanford Geostatistical Modelling Software (SGeMS) by Atacama Water (AW), and it was prepared in accordance with the requirements of S-K 1300 and uses the best practices methods specific to brine resources. A 125 mg/l lithium concentration cut-off was applied to the resource estimate.

The modelling method consisted of the following steps:

▪
The footprint of the resource zone was defined based on the interpreted boundaries of the salt flat and the deposit characteristics.
▪
Based on the lithological descriptions of the drill core and cutting together with the interpretation of the available geophysical information and field observations, a 3-D geological model of the Pastos Grandes sub-basin were developed.
▪
The 3D geological model was divided into five major Hydrostratigraphic Units (HSUs), which are groups of lithologies with similar hydrological properties.

▪
The specific yield values were derived from 115 valid drainable porosity analyses of undisturbed samples, analysed by GeoSystems Analysis.
▪
The distribution of lithium concentration in the model domain is based on a total of 530 brine analyses (not including QA/QC analyses) to estimate the total resource stated as LCE.

A summary of the Measured, Indicated and Inferred Resource Estimate is shown in following table.

Table 2 shows the mineral resources for the total Pastos Grades properties expressed as lithium carbonate equivalent (LCE).

Table 2: Mineral Resources Estimate for Pastos Grandes (Effective Date: December 31, 2025)

Resource Category	Aquifer volume (km3)	Brine volume (km3)	Li (mg/L)	Li (tonnes)	LCE (tonnes)
Measured Resource	25.28	3.09	451.0	1,393,000	7,414,640
Indicated Resource	1.15	0.17	166	28,000	149,038
Measured + Indicated			439	1,421,000	7,563,678
Inferred Resource	10.83	1.18	456.0	525,000	2,794,462

Note:

1)
S-K 1300 definitions were followed for Mineral Resources.
2)
This table includes resources in all areas of PG and SdlP previously owned by Ganfeng and Lithium Argentina separately.
3)
LCE is calculated using the Li: LCE factor = 5.322785 multiplied by the mass of Lithium.
4)
A cut-off grade of 125 mg/l has been applied to the mineral resource estimates. An FoB price forecast of US$18,000 per metric ton of Li2CO3 and US$17,800 per metric ton of coarse particle LiOH×H2O for years beyond 2028 is used. A 75% overall lithium recovery efficiency factor has been applied to calculate the final LCE production.
5)
The Mineral Resource Estimate is not a Mineral Reserves Estimate and has no demonstrated economic viability.
6)
Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.
7)
Project economics in this report are not based on Inferred Mineral Resource.
8)
The QPs are not aware of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
9)
A Qualified Person and an employee of the Company, has approved the mineral reserves and mineral resources included in this Annual Report on Form 20-F as of December 31, 2025 and reviewed the resources and material assumptions in the PPG TRS and confirmed that the resources and material assumptions remain current as of December 31, 2025.

For the Pozuelos-Pastos Grandes Regional Development Project, the integrated mineral resources are shown in Table 3.

Table 3: Mineral Resources for the PPG Project (Effective Date: December 31, 2025)

	Pozuelos		Pastos Grandes (including SdlP)		Subtotal LCE
Resource Category	Li (mg/L)	LCE (tonnes)	Li (mg/L)	LCE (tonnes)	(tonnes)
Measured Resource	491	5,836,244	451	7,414,640	13,250,884
Indicated Resource	529	1,180,383	166	149,038	1,329,421
Measured + Indicated	510	7,016,627	439	7,563,678	14,580,305
Inferred Resource	581	3,920,437	456	2,794,462	6,714,899

Note:

1)
S-K 1300 definitions were followed for Mineral Resources.
2)
LCE is calculated using the Li: LCE factor = 5.322785 multiplied by the mass of Lithium.

3)
A cut-off grade of 125 mg/l has been applied to the mineral resource estimates. An FoB price forecast of US$18,000 per metric ton of Li2CO3 and US$17,800 per metric ton of coarse particle LiOH H2O for years beyond 2028 is used. A 75% overall lithium recovery efficiency factor has been applied to calculate the final LCE production.
4)
The Mineral Resource Estimate is not a Mineral Reserves Estimate and has no demonstrated economic viability.
5)
Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.
6)
Project economics in this report are not based on Inferred Mineral Resource.
7)
The QPs are not aware of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
8)
A Qualified Person and an employee of the Company, has approved the mineral reserves and mineral resources included in this Annual Report on Form 20-F as of December 31, 2025 and reviewed the resources and material assumptions in the PPG TRS and confirmed that the resources and material assumptions remain current as of December 31, 2025.

A cut-off grade of 125 mg/l has been applied to the M+I+I resources estimates.

The cutoff grade is based on the various inputs and the formula below:

Total Capital Expenditure	US$ 3,301 million
Total Operating Expenditure	US$ 16,332 million
Cost of Capital	US$ 330 million (10 percent of Total Capital)
Total Brine Extracted	2,297 Mm3
Conversion from Li to Li2CO3	5.323
Projected LCE Price	US$ 18,000 per metric ton of LCE
Export Duties	0%
Royalties	3.0%
Calculated Recovery	75%

Resulting in a calculated cut-off grade of 125 mg/l.

Factors that may affect the Brine Resource estimate include: locations of aquifer boundaries; lateral continuity of key aquifer zones; presence of fresh and brackish water which have the potential to dilute the brine in the wellfield area; the uniformity of aquifer parameters within specific aquifer units; commodity price assumptions; changes to hydrogeological, metallurgical recovery, and extraction assumptions; density assignments; and input factors used to assess reasonable prospects for eventual economic extraction. Currently, Mr. Wang James (the QP), does not know any environmental, legal, title, taxation, socio-economic, marketing, political, or other factors that would materially affect the current Resource estimate.

Mineral Resource Estimate Comparison Between December 31, 2024 and 2025

The company has reported its Mineral Resources in accordance with NI 43-101 for the periods ending December 31, 2024, and in accordance with S-K 1300 guidelines for the period ending December 31, 2025. The company’s attributable interest was 100% for the period ending on December 31, 2025.

Mineral Resources

Table MR1 sets forth the comparison of the Mineral Resources as set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2024. The Mineral Resources reported for the period ending December 31, 2024, were calculated for its 100 % attributable interest in the PG Co concessions and did not include the Mineral Resources on the Lithea and PASAU properties. No lithium cut-off concentration was applied to the Mineral Resources reported for the period ending December 31, 2024. For the period ending December 31, 2024, there were no changes in the Mineral Resources from the period ending December 31, 2023. The Mineral Resource for the period ending December 31, 2025, include Mineral Resources contained on the Lithea Pozuelos and Pastos Grandes properties, the PGCo properties and the PASAU properties. A lithium cut-off concentration of 125 mg/L was applied to the Mineral Resources reported for the period ending December 31, 2025

Additional exploration work completed in Pozuelos between 2023 and 2025 include 17 boreholes PZ-2023-4, PZ-2023-12, PZ-2023-14, PZ-2023-19, PZ-2023-20, PZ-2023-24, PZ-2023-26, PZ-2024-01, PZ-2024-03, PZ-2024-07, PZ-2024-09, PZ-2024-11, PZ-2024-13, PZ-2024-21, PZ-2024-22, PZ-2024-25, and PZ-2024-28 for a total drilling metreage of 6,698 m. The results of this additional exploration work were incorporated into the geological and resource models for Pozuelos and led to the updated 2025 Resource Estimate shown in Table MR1.

Additional exploration work incorporated into the 2025 Pastos Resource Estimate include:

▪
Two exploration boreholes using Mud Rotary and Diamond Drilling methodology (PGMW23-23 and PGMW23-24) completed by LAR during 2023 on the PG Co concessions
▪
Drilling programs on the Sal de la Puna Project carried out by Centaur and AMSA between 2018 and 2022 that consisted of two diamond core holes (DD-01 and DD-02), five combination core /rotary holes (PP-01- 2018, PP-02-2018 and R-01 through R-03), two production wells (PP-03-2019 and PW-1), and several piezometer installations.
▪
An exploration campaign carried out by Ganfeng on its Lithea properties in Pastos Grandes during 2023 and 2024 that consisted of five diamond core holes (PG- 2023-02, 03, 04, 05 and 13) and two production wells (PG-2023-03PW and PG-2024-21PW) using the mud rotary methodology.

The results of this exploration work were incorporated into the 2025 geological model (Leapfrog) for Pastos Grandes. The domain of the 2025 Pastos Grandes resource model was expanded to incorporate the Sal de La Puna and Lithea mining properties. The 2025 Mineral Resource estimate for the combined Pastos Grandes properties was carried out using SGeMS modeling software and is shown in Table MR1.

Table MR2 provides a comparison of the LAR attributable Mineral Resources for the periods ending December 31, 2025, and December 31, 2024. Measured and Indicated Resources increased by 20% and Inferred Resources increased by 100% between the two reporting periods.

Table MR 1: Comparison of the PPG Mineral Resources on Dec 31, 2025, and PG Mineral Resource on Dec 31, 2024 (100% interest basis)

	December 31, 2025(1)		December 31, 2024(2)
Category	Lithium Tonnes	LCE Tonnes	Lithium Tonnes	LCE Tonnes
Measured	2,490,038	13,250,884	662,000	3,522,000
Indicated	249,877	1,329,421	118,000	628,000
Measured + Indicated	2,739,915	14,580,305	780,000	4,150,000
Inferred	1,261,924	6,714,800	208,000	1,107,000

Table MR 2: Comparison of the PPG Mineral Resources on Dec 31, 2025, and PG Mineral Resources on Dec 31, 2024 (LAR attributable interest basis)

	December 31, 2025(1)		December 31, 2024(2)		Percent
Category	Lithium Tonnes	LCE Tonnes	Lithium Tonnes	LCE Tonnes	Difference Lithium	LCE
Measured	821,713	4,372,792	662,000	3,522,000	24%	24%
Indicated	82,459	438,709	118,000	628,000	(3)%	(3)%
Measured + Indicated	904,172	4,811,501	780,000	4,150,000	16%	16%
Inferred	416,435	2,215,884	208,000	1,107,000	100%	100%

Note:

1)
LAR attributable interest based on 33% ownership in the combined PPG Project on Dec 31, 2025
2)
LAR attributable interest based on 100% ownership in the PGCo concessions on Dec 2024.

Hydrologic Dynamic Modelling

Pozuelos

In September 2024, Atacama Water Consultants completed the simulation of brine abstraction (960 L/s) from Pozuelos to support an annual production of 50,000 tonnes per annum LCE over a 20-year project life, evaluation of water level declines during the operation and water levels recoveries after the operation ceases, and evaluation of the effects of depleted brine infiltration (148 l/s) on lithium concentrations and LCE production targets.

The updated model was built on Ganfeng’s original FEFLOW model (spz_reserves_model_2024.fem), prepared in FEFLOW 8.0 and was a single-density flow-and-lithium-transport model designed to produce a preliminary simulation result with and without planned infiltration schemes.

These preliminary models show that, with the conceptual values of hydraulic conductivity, specific yield, and lateral recharge, the proposed total brine pumping rate of 960 L/s for a period of 20 years appears to be feasible.

The preliminary run suggests that the freshwater well locations may not be sufficient to meet the 24 L/s of freshwater required for the project. With 960 L/s of total brine extraction, the model predicts drawdowns of greater than 80 m in areas, with an average drawdown on the order of 26 m at the end of operations. The modelling shows that changing the pumping rates at individual wells or including infiltration of 148 L/s (modelled as reinjection) can reduce the drawdown in local areas within the Salar. The infiltration can also improve freshwater capture by reducing drawdown along the Salar margins. The modelling shows that applying infiltration to the Pozuelos does not significantly affect the simulated brine production.

The recovery after operations model predicts approximately 57% recovery by 10 years after the end of operations and 90% recovery by 20 years after the end of operations. The simulated water table recovery after the end of operations is fastest in the south, followed by the north and Salar margins. The low-permeability halite in the centre of the Salar is predicted to recover more slowly that the other areas. However, if there is any direct precipitation onto the Salar, this area could recover more quickly than modelled.

Pastos Grandes

A numerical groundwater flow and transport model has been developed in December 2024. The modelling work was carried out by DHI in Lima, Peru under close supervision of Atacama Water and the QP.

The numerical model, calibrated to steady state and transient flows and heads, was used to simulate brine extraction over a 20-year period. The simulation utilizes transient groundwater flow and lithium mass transport beginning with the initial steady state head distribution and the initial lithium concentration distribution from the brine resource estimate. The analysis assumes an overall efficiency of 75% to estimate the LCE production. A freshwater wellfield with a total flow rate of 150 L/s (10 wells) is included in the simulation.

The brine wellfield production rate is 977 L/s for a period of 20 years, distributed among 47 production wells with a constant rate varying between 7 L/s and 25 L/s.

The model simulations predict that 1,395 kt of LCE is contained in the brine pumped to the evaporation ponds over the 20-year period, resulting in a final LCE plant production of 1,045 kt considering a 75% overall lithium recovery efficiency. The yearly average over the 20-year period is 52.3 kt/year. The average lithium concentration is predicted to range between 435 mg/l and 415 mg/l.

Mineral Reserve

No reserve has yet been defined for the PPG Project. Two updated groundwater models have been developed for Pozuelos and Pastos Grandes Salars with the results of drilling and testing to date and this will be used to develop a maiden reserve for the PPG Project

Overview of Mining and Production Operations

The project will have the capacity to produce 153,000 TPA LCE of Li2CO3 and LiOH H2O, and it is planned to be developed and constructed in 3 Phases, each with a capacity of approximately 51,000 TPA LCE:

The plan is to produce during each Phase 40,000 TPA of lithium carbonate and 12,500 TPA of lithium hydroxide monohydrate (LHM) from extracted brine of the Pozuelos and Pastos Grandes wellfields.

The project begins with the extraction of lithium-enriched brine from the Salar de Pozuelos/Pastos Grandes and ends with the production of Lithium Carbonate and Lithium Hydroxide.

The process route simulated for the production of lithium carbonate and lithium hydroxide from Pozuelos Pastos Grandes brines resembles the flowsheet presented in shown in the “Overall Process Block Diagram” below.

The main steps involved in the production of Li2CO3 and LiOH×H2O are:

▪
Extraction of brine from wells.
▪
Pre-concentration of brine in solar evaporation ponds (0.24% Li).
▪
Brine purification with reagents (solvent extraction DLE process).
▪
Brine purification with resins.
▪
Lithium carbonate plant battery grade and industrial technical grade.
▪
Lithium hydroxide plant.

Overall Process Block Diagram

Table 10: Design Criteria for Brine Extraction

Design Criteria	Unit	Quantity
Battery Grade Lithium Carbonate	%	99.5
Technical Grade Lithium Carbonate	%	99.0
Lithium Hydroxide Monohydrate	%	99.8
Production from Each Phase (3)	TPA	51,000
Operating Time (Ponds)	Days/year	365
Operating Time (Plants)	Days/year	300
Wells Phase 1	N total wells	34
Wells Phase 2	N total Wells	61
Wells Phase 3	N total Wells	62
Lithium Concentration in brine	% Each Phase	0.045/0.035
Evaporation Rate	mm/d	7
Overall Recovery (Design)%		75

Mineral Extraction

The brine extraction wellfields will be located within the respective Salars and will be accessible by interconnected roads. The production process starts when brine is pumped from the aquifers beneath the Salars, using electrical pumps, placed in bores (wells) that are completed in the Salars. The extracted brine is pumped from each well to a main distribution pipeline and then to the evaporation ponds.

Phase 1 wellfield comprising 34 production wells, while Phases 2 and 3 will include 60 and 61 wells respectively including spares and redundant wells. The brine production wells will be completed with 12 in-diameter stainless steel production casing and be equipped with 380V submersible pumping equipment. The well depth will vary from 420 m to 640 m for the different phases of the project. The power to the wellfield and individual wells will be delivered via a medium voltage power line.

The brine production wellfield will be operated during the three Phases to support a production of approximately 51,000 TPA of LCE for each phase. Based on the operational experience of similar installations, wells availability of 80-90% can be achieved.

The project will have the capacity to produce 153,000 TPA LCE of Li2CO3 and LiOH H2O, and it is planned to be developed and constructed in 3 Phases, each with a capacity of approximately 51,000 TPA LCE:

▪
Phase 1: 40,000 TPA Li2CO3 + 12,500 TPA LiOH×H2O
▪
Brine from Pozuelos
▪
34 wells planned in Pozuelos
▪
Starting production: Q1 2029
▪
Phase 2: Additional 40,000 TPA Li2CO3 + 12,500 TPA LiOH×H2O
▪
Brine from Pastos Grandes
▪
60 wells in Pastos Grandes planned
▪
Starting production: Q4 2031
▪
Phase 3: Additional 40,000 TPA Li2CO3 + 12,500 TPA LiOH×H2O
▪
Brine from Pastos Grandes + Sal de la Puna + Pozuelos
▪
61 wells in Pastos Grandes + Sal de la Puna planned
▪
Starting production: Q4 2035

Processing and Recovery Operation

The plan is to produce during each Phase 40,000 TPA of lithium carbonate and 12,500 TPA of lithium hydroxide monohydrate (LHM) from extracted brine of the Pozuelos and Pastos Grandes wellfields.

The project begins with the extraction of lithium-enriched brine from the Salar de Pozuelos/Pastos Grandes and ends with the production of Lithium Carbonate and Lithium Hydroxide.

The brine extracted from the wells is transported by surface pipes to solar evaporation ponds located in the above mentioned salars where it reaches an approximate lithium concentration of 0.24%; then it is sent to a processing plant where the direct extraction of lithium by solvent extraction is carried out. The liquid rich in lithium, continues through a purification process with reagents and resins to eliminate the impurities of boron, calcium, carbonates and total organic carbon. Subsequently, the purified brine goes through a last stage of calcium removal with resins and then divides into two streams, one that goes directly to the production of lithium carbonate battery grade and industrial technical grade and the other that goes to an additional stage of boron removal, then to an electrodialysis process and to a lithium hydroxide production plant.

The solid residues from the purification stages, mainly Hydrated Calcium Pyroborate (Ca2B2O5·H2O) and Calcium Carbonate (CaCO3), are separated from the brine by filtration and sent to final disposal.

The other liquids effluents obtained from the elimination of impurities are recirculated in the process or sent for final disposal.

The main steps involved in the production of Li2CO3 and LiOH×H2O are:

▪
Extraction of brine from wells.
▪
Pre-concentration of brine in solar evaporation ponds (0.24% Li).
▪
Brine purification with reagents (solvent extraction DLE process).
▪
Brine purification with resins.
▪
Lithium carbonate plant battery grade and industrial technical grade.
▪
Lithium hydroxide plant.

Solar Evaporation Ponds

The pre-concentration pond systems are divided into four (4) independent strings each with 8 ponds. Once the brine reaches the target lithium concentration, it is pumped to a Buffer-pond for storage, from where it will be transferred to the processing plant designed to process 11,635 tons per day of brine at 0.246% Li over 300 days per year operating time, during each of the 3 Phases of production.

Table 5: Design Criteria for the Pre-concentration Ponds for All Stages

Parameter	Unit	Phase 1	Phase 2	Phase 3
Evaporation rate	mm/day	7 (referred to water)	7 (referred to water)	7 (referred to water)
Seepage	mm/m2	0.05	0.05	0.05
Entrainment	%w/w	10%	10%	10%
Feed Li Concentration	%w/w	0.0462	0.0355	0.0355
Flow Rate	TPD	67,070	87,347	87,347
Concentrated brine (Li)	%w/w	0.246	0.246	0.246
Flow Rate	TPD	11,635	11,635	11,635
Dilution Water	%	1%	1%	1%
Wells	N	34	60	61

The crystallized salts, mainly sodium chloride, are collected (harvested) every 1 to 2 years to maintain the appropriate volume capacity of the ponds. For this purpose, typical earthmoving machinery will be used, such as bulldozers, front-end loaders, and dump trucks.

All waste salts will be discharged to a Tailing Management Area (TMA) located on the salars.

Brine Processing

The lithium in concentrated brine is extracted by a solvent, and transferred into a rich LiCl solution with a concentration of 19 g/L.

The process consists of a three-step solvent extraction cycle: extraction, washing and stripping. There will be 5 production lines with a capacity of 10,000 TPA each, thus completing a production of ~51,000 TPA.

The lithium rich solution from solvent extraction undergoes primary and secondary purification steps designed to remove excess boron and for calcium and carbonate removal. The purified and adjusted stream is split and sent to the lithium carbonate plant and the membrane electrodialysis plant to produce the lithium hydroxide feedstock. Lithium hydroxide monohydrate is obtained after further evaporation and crystallization while lithium carbonate is produced with the conventional process by addition of soda ash.

Site Infrastructure and Support Systems

Infrastructure proposed for the Project includes:

▪
Site access roads
▪
Accommodation: modular, camp style accommodation is proposed in close proximity to the processing plant to include construction and operations personnel for Stages 1 through 3.
▪
Power Supply: The Project will have as its main source of electrical energy, a new high voltage line at 345 kV connected to the Argentine interconnection system (SADI) from the ET La Puna located approx. 70 km from the property. The electric company will provide a LAT connection thru a transformer station and from there will enter the project with medium voltage lines.
▪
Power Distribution & Electrical: From the transformer station, two 33kV lines will be installed for internal power distribution, these lines will go the first to the medium voltage distribution centre (CD-MV) in the process plant 15 km from the EETT and the second will travel 12 km to reach the production wells located in Salar de Pastos Grandes. From the CD-MV, a 33 kV line will be installed channelled by trays to the transformation centres of the production plant where the CCM and low voltage distribution systems will be installed for the different terminal circuits; from the same CD-MV the laying of a 33 kV medium voltage overhead line will be carried out. approximately 15 km to energize the production wells and evaporation ponds located in Pastos Grandes.

▪
As an emergency system, critical equipment will be connected to diesel generators. It is intended that where equipment of similar requirements is to be procured, for the site and camp, that makes and models be standardized where possible.
▪
Natural Gas: Heat and steam for the process will be initially supplied by bracket around Liquefied Natural Gas (LNG) trucked to site, stored, re-gasified and distributed to the respective users.
▪
Water Supply: The water supply system for the project will consist of wells distributed in the salars of Pozuelos and Pastos Grandes. All the wells will be connected to aqueducts to transport water to the points of consumption. To meet the requirements for water for ponds and process plants, services and camp, the pipelines will be distributed taking into account the distances to optimize the routing of pipes.
▪
Buildings: truck shops, plant offices, process plant workshop, warehouse, laboratory and gatehouse.

Figure 157: Process Plants Layout for Three Phases (Source: WSP Golder, 2024)

Mining and Environmental Permits

There are no known environmental liabilities. Previous owners have prepared baseline studies for Pozuelos and Pastos Grandes and the preparation of the Production Environmental Study update at PPG is in progress (EIR). In addition, the Company has already submitted an Environmental Study for the pipeline corridor which allows the transport of brine from Pastos Grandes to Pozuelos. The EIR/EIS for Phase 1 (Pozuelos) was approved by the Province of Salta in November 2025.

Ganfeng and LAR are committed to preserving the natural environment of the Puna region. All exploration activities are under the auspices of an approved Environmental Impact Statement (EIR) by the Provincial Argentine regulator. These are referred to locally as Declaration De Impacto Ambiental (DIA) and are issued for exploration activities. Resolution 440 for activities at Pastos Grandes was approved in December 2017 and Resolution 034 was passed in February 2018 for advanced exploration activities at Pozuelos.

Ganfeng and LAR have continued to commit to the highest environmental and social standards and maintain a constant and active dialogue with all stakeholders in the provinces, including the local communities, National, Provincial and respective Municipal Administrations, and their representatives in the various government departments. The PPG Project is within the direct influence of the community of Santa Rosa de los Pastos Grandes, located in close vicinity to Salar Pastos Grandes. The community of Pocitos, located approximately 60 km north of Pozuelos, is also considered to be within the project as an indirect area of influence.

In general, Pozuelos and Pastos Grandes are relatively unencumbered by communities and, the Pozuelos area, in particular, hosts no people in its vicinity. Nevertheless, Ganfeng and LAR are committed to ensuring a positive impact on local host communities through a range of initiatives.

Operating Costs

The operating cost estimate has an accuracy of ±15%. The estimate includes all site-related operating costs associated with the production of high purity lithium carbonate and lithium hydroxide but expressed as a total LCE.

The operating expenditures (OpEx) have been calculated based on the following breakdown:

▪
Manpower
▪
Electric power
▪
Reagents
▪
Consumables & miscellaneous
▪
Camp operation & personnel transport
▪
Product transportation
▪
G&As

Annual operating cost summaries for the three stages of production are shown in Table 8.

Table 8: Operating Cost Summary for the 3 Phases

Operating Cost Phase 1		Operating Cost Phase 2	Operating Cost Phase 3
Production Tpa Lce	51,006	102,012	153,018
	$/Year	$/Year	$/Year
Labor +Camp	$32,337,683	$45,106,523	$58,305,580
Reagents	$73,623,821	$147,247,642	$220,872,345
Power & Energy	$72,225,910	$149,408,298	$226,590,686
G&A	$7,859,050	$11,453,100	$15,047,150
Membrane	$2,017,000	$4,034,000	$6,051,000
Salts Disposal	$15,538,911	$30,057,790	$44,576,669
Consumables	$9,705,600	$17,470,080	$24,264,000
Product Transportation	$10,500,000	$21,000,000	$31,500,000
Maintenance	$21,888,841	$43,777,681	$65,666,522
Services	$13,886,999	$20,584,469	$39,750,716
Contingency	$12,979,663	$24,507,924	$36,632,607
Total Annual Costs	$272,563,478	$514,647,507	$769,257,275
Cost/T Lce	$5,344	$5,045	$5,027

Dollar inflation has a significant impact on the plant's OpEx, particularly on the local cost components. This OpEx does not account for the effects of inflation. Certain inputs and services required for operations are sourced from the local market, and their prices were presented in U.S. dollars in our OpEx estimate to mitigate the impact of currency exchange rate fluctuations.

A total production cost of $5,027 per ton LCE is estimated after Phase 3 is in full production. VAT has been included in the cost of reagents and consumables.

Capital Costs

Capital and Operating Cost estimates were developed for the three phases of production with an average capacity of 51,000 TPA LCE divided into 40,000 TPA of lithium carbonate and 12,500 TPA of lithium hydroxide monohydrate. It covers three sites (Pozuelos, Pastos Grandes, and SdlP) where a pre-concentrated brine is produced and processed at a central plant. A simple breakdown structure was developed to facilitate cost allocation of the different elements.

Civil, structural, piping and mechanical costs were partially derived from available engineering, and the remaining costs are factored. Electrical and instrumentation costs were quantified and priced according to the operating philosophy.

Capital Operating Cost estimates are in conformance with the standards required by the CIM unless specifically qualified in this report.

These estimates incorporate direct and indirect costs for the implementation of the entire Project, including:

▪
Brine production wellfield and pipeline delivery system
▪
Evaporation ponds and liners
▪
Platforms, earthworks and earth movements and concrete
▪
Lithium Process Plants
▪
General services
▪
Infrastructure; and
▪
Indirect and Owner’s Costs.

No provision has been included to offset future cost escalation since estimated expenses, as well as expected revenue, are expressed in constant dollars. This value excludes interest expense that might be capitalized during the same period. This value includes the following estimates:

▪
Direct Project Costs
▪
Indirect Project Costs
▪
Project Contingencies
▪
Owners Costs
▪
Freight and Duties
▪
Taxes for some of the areas.

The CapEx summary for the three phases of production is presented in Table 7. Total CapEx for PPG Project, including equipment, materials, indirect costs, contingencies, owners’ cost, and VAT has been estimated to be $3,301,209,207.

Table 7: Capital Cost Summary for the 3 Phases (USD)

Capex For Phase 1		Phase 2	Phase 3	Totals
Cost Area - Total Installed Cost
Wellfield	$103,431,233	$188,999,721	$208,999,993	$501,430,948
Evaporation Ponds	$233,942,960	$294,869,162	$288,074,056	$816,886,179
Tma Areas (Initial)	$22,365,351	$21,084,083	$21,084,083	$64,533,517
Solvent Extraction	$214,871,407	$214,871,407	$214,871,407	$644,614,220
Purification Plants	$50,726,301	$50,726,301	$50,726,301	$152,178,902
Electrodialysis & Lhm Plants	$85,706,660	$85,706,660	$85,706,660	$257,119,979
Utilities Plants	$16,135,210	$16,135,210	$16,135,210	$48,405,631
LCE Plant	$91,668,862	$91,668,862	$91,668,862	$275,006,586
Energy	$56,380,653	$23,267,387	$33,548,551	$113,196,591
Infrastructure	$169,942,333	$67,967,715	$13,960,185	$251,870,232
Vat Add On	$47,140,956	$22,520,849	$15,050,802	$84,712,607
Owners Costs	$31,981,793	$30,313,580	$28,958,444	$91,253,816
Total Capital Expenditures	$1,124,293,717	$1,108,130,936	$1,068,784,553	$3,301,209,207

Sustaining capital expenditures (S-CapEx) are investments for replacement of large equipment not covered by maintenance costs required to keep all equipment for the operation in good shape (e.g. replacement of a main pipeline section on the brine field). The estimate is based on an estimation of the average aggressiveness of the environment and the expected lifetime of main equipment.

Sustaining CapEx is estimated as a percentage of the direct CapEx. At the process plants and on-site supporting facilities, the S- CapEx is taken as 1.5%. For the brine field the S- CapEx is taken as 2.5%. For evaporation ponds, the S- CapEx is taken at 1.0%.

The five (5) year TMA expansion costs are estimated based on the annual tonnage of waste to be deposited to the TMA facilities. The initial CapEx covers the TMA for the first five (5) years of operation. Following the first five (5) years, an expansion of TMA will be required at each subsequent five (5) years. The sustained capital costs are allocated to these years of operation.

Table 128: Sustaining Capital

Sustaining CapEx	%	Direct CapEx $	Phase 1	Direct CapEx $	Phase 2	Direct CapEx $	Phase 3
Brine Field	2.50%	77,135,680	1,928,392	140,949,900	3,523,748	155,865,459	3,896,636
Evaporation Ponds	1.00%	174,467,119	1,744,671	219,903,917	2,199,039	196,304,149	1,963,041
Process Plants	1.50%	305,750,568	4,586,259	305,750,568	4,586,259	305,750,568	4,586,259
On-site Infrastructure	1.50%	147,775,941	2,216,639	59,102,361	886,535	12,139,291	182,089
Energy Infrastructure	3.00%	49,026,654	1,470,800	20,232,511	606,975	29,172,653	875,180
SUBTOTAL (Annual)	-	Phase1	11,946,760	Phase2	11,802,556	Phase3	11,503,205
TMA (Included in DCF)		20,880,145	20,880, 145	19,598,877	19,598,877	19,598,877	19,598,877

The estimated annual cost of sustaining capital S-CAPEX is approximately $12 million per year for each phase exclusive of TMA.

Project Economics

The analysis was prepared using an economic model and assesses both before-tax and after-tax cash flow scenarios. Capital (CapEx) and Operational (OpEx) Expenditures presented in previous sections have been used in this analysis. Prices for lithium carbonate and hydroxide were estimated by the QP. The results include Net Present Values (NPV) for 10% discount rate, Internal Rate of Return (IRR) and sensitivity analysis of key inputs.

Information contained in the PPG Scoping Study Report, including (but not limited to) the project economics for PPG presented below (including, for greater certainty, revenue, net present value, cash flow and earnings) are presented as of the effective date of the PPG Scoping Study Report based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “Item 3.D. - Risk Factors”.

The analysis was prepared using an economic model and assesses both before-tax and after-tax cash flow scenarios. Capital (CapEx) and Operational (OpEx) Expenditures presented in previous sections have been used in this analysis. Prices for lithium carbonate and hydroxide were estimated by the QP. The results include Net Present Values (NPV) for 10% discount rate, Internal Rate of Return (IRR) and sensitivity analysis of key inputs.

The following criteria have been used to develop the economic model:

▪
Project life: Life of mine (including construction and operation) is estimated to be 33 years.
▪
Pricing for lithium carbonate of $18,000 and lithium hydroxide monohydrate (LHM) of $17,800 per ton was used.
▪
Final production rate of 153,000 TPA LCE after all three phases of production reach full operation 9 years after the start of phase 1.
▪
Discounted Cash Flow (DCF) analysis was based upon scheduling of the currently available Measured and Indicated (M+I) Resources with the assumption that 35% of M+I resources are pumpable as brine feed to the evaporation ponds and an overall lithium recovery efficiency of 75%. The recovery is based on test work carried out to date and assumptions provided by Ganfeng.
▪
A discount rate of 10% was used.
▪
The Discounted Cash Flow (DCF) economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue.
▪
For DCF evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses, are financed with owners’ equity.
▪
Pre-construction costs are not included in DCF analysis.
▪
VAT is included for both CapEx and OpEx.
▪
Lithium grades and recoveries stay constant for 30 years with no dilution.
▪
The key inputs to the economic analysis are shown in Table 9.

Table 9: The Key Inputs to the Economic Analysis (including RIGI benefits)

Economics Overview	Units	Phase 1	After Phase 3
LCE Production (nom)	TPA	51,006	153,018
Li2CO3 Production	TPA	40,000	120,000
LHM Production	TPA	12,500	37,500
Mine Life (nominal)	years	30	30
Capital Cost (CapEx)	US$	$1,124,293,717	$3,301,209,207
Operating Cost (OpEx)	US$/t LCE	$5,344	$5,027
Average Selling Price (LCE/LHM)	US$/t	18,000/17,800	18,000/17,800
Discount Rate	%	10	10
Net Present Value (NPV) Pre-Tax	US$	$—	$7,881,378,524
Internal Rate of Return (IRR) Pre-Tax	%	$—	37%
Net Present Value (NPV) Post-Tax	US$	$—	$5,766,032,301
Internal Rate of Return (IRR) Post-Tax	%	$—	32.7%

The project is currently estimated to have a payback period of five years. The economic analysis indicates an after-tax Net Present Value (NPV), discounted at 10%, of approximately $5.77 billion with an Internal Rate of Return (IRR) of approximately 32.7%.

Production Schedule

Final Production for 40,000 TPA lithium carbonate and 12,500 TPA LHM were used for each cumulative phase according to the ramp-up table below (Table 136).

Table 136: Assumed Production Schedule

Phase	Years	Li2CO3 TPA	LiOH TPA	Ramp-up
Phase 1	1	20,000	6,250	50%
Phase 1	2	30,000	9,375	75%
Phase 1-2	3	45,000	14,063	100%+Q4 Start
Phase 2-3	7	85,000	26,563	100%+Q4 Start

In the production model, it is assumed that for the full project in steady state the average annual revenue will be $2,827,500,000. The production model assumes a lithium carbonate price of $18,000/tonne.

Economic Evaluation – Base Case (including RIGI benefits)

Overview	Initial	W/Expansions

Production (LCE)	51,006	153,018
Capital Cost (CapEx)	$1,124,293,717	$3,301,209,207
Operating Cost (OpEx)	$272,572,927	$769,284,742
Average Selling Price LCE per ton	$18,000	$18,000
Average Selling Price LHM per ton	$17,800	$17,800
Annual Revenue	$942,500,000	$2,827,500,000
Discount Rate %	10	10
Net Present Value (NPV) Pre-Tax	-	$7,881,378,524
Internal Rate of Return (IRR) Pre-Tax	-	37%
Net Present Value (NPV) Post-Tax	-	$5,766,032,301
Internal Rate of Return (IRR) Post-Tax	-	32.7%

NPV

A sensitivity analysis was conducted to illustrate the impact of changes in key variables on the Project’s NPV and IRR (Table 141).

Sensitivity of NPV, IRR to OpEx increase and decrease from the Base Case is shown in Table 141.

Table 141: Sensitivity Analysis

Overview		Case 1 Base Case	Price -20%	Price -15%	Price +15%	Price +20%
Production (LCE)		100%	100%	100%	100%	100%
Capital cost (CAPEX)	US$	$3,301,209,207	$3,301,209,207	$3,301,209,207	$3,301,209,207	$3,301,209,207
Operating cost (OPEX)	US$	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742
Av. Selling Price LCE	IJS$/t LCE	18,000	14,400	15,300	20,700	21,600
Discount Rate	%	10%	10%	10%	10%	10%
NPV Post Tax	MIMUS$	$5,766	$3,735	$4,243	$7,289	$7,797
IRR Post Tax	%	33%	26%	28%	37%	39%

Overview		Case 1 Base Case	OPEX -20%	OPEX -15%	OPEX +15%	OPEX +20%
Production (LCE)		100%	100%	100%	100%	100%
Capital cost (CAPEX)	US$	$3,301,209,207	$3,301,209,207	$3,301,209,207	$3,301,209,207	$3,301,209,207
Operating cost (OPEX)	US$	$769,284,742	615,427 794	$653,892,031	$884,677,454	$923,141,691
Av. Selling Price LCE	US$/t LCE	18,000	18,000	18,000	18,000	18,000
Discount Rate	%	10%	10%	10%	10%	10%
NPV Post Tax	MIMUS$	$5,766	$6,335	$6,193	$5,339	$5,197
IRR Post Tax	%	33%	35%	34%	31%	31%

Overview		Case 1 Base Case	CAPEX -20%	CAPEX -15%	CAPEX +15%	CAPEX +20%
Production (LCE)		100%	100%	100%	100%	100%
Capital cost (CAPEX)	US$	$3,301,209,207	$2,640,967,366	$2,806,027,826	$3,796,390,588	$3,961,451,049
Operating cost (OPEX)	US$	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742
Av. Selling Price LCE	US$/t LCE	18,000	18,000	18,000	18,000	18,000
Discount Rate	%	10%	10%	10%	10%	10%
NPV Post Tax	MIMUS$	$5,766	$6,151	$6,055	$5,477	$5,381
IRR Post Tax	%	33%	38%	37%	30%	29%

After-Tax sensitivity of NPV and IRR to variations in CapEx, OpEx and Price is shown on Figure 215 and Figure 216.

Figure 215: After-Tax NPV Sensitivity to CapEx, OpEx and Price Variation

Figure 216: After-Tax IRR Sensitivity to CapEx, OpEx and Price Variation

The Project’s IRR results are most sensitive to changes in product pricing. For this reason, the sensitivity of NPV and IRR to specific price scenarios has been evaluated and is presented in Table 142 and Figure 217.

Table 142: Sensitivity Analysis for Different Price Scenarios

Overview		Case 1 Base Case	Case 2 Price: 12K us$/t	Case 3 Price: 16K us$/t	Case 4 Price: 20K us$/t	Case 5 Disc. Rate 8%
Production (LCE)		100%	100%	100%	100%	100%
Capital cost (CAPEX)	US$	$3,301,209,207	$2,640,967,366	$2,806,027,826	$3,796,390,588	$3,961,451,049
Operating cost (OPEX)	US$	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742
Av. Selling Price LCE	US$/t- LCE	18,000	12,000	16,000	20,000	18,000
Discount Rate	%	10%	10%	10%	10%	8%
NPV Post Tax	MMUS$	$5,766	$2,381	$4,638	$6,895	$8,057
IRR Post Tax	%	33%	21%	29%	36%	33%

Figure 217: Sensitivity Analysis for Different Price Scenarios

Discounted Cash Flow

Table 139 summarizes the Discounted Cash Flow (DCF) for the assumed Base Case price and production level scenario.

Table 139: Discounted Cash Flow Summary (including RIGI benefits)

Table 139: Discounted Cash Flow Summary (including RIGI benefits) cont.

Ln	Factors	Year Ends	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058
			13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30
D	1.00	Product LCE Equivalent	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018	153,018
		LHM	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500	37,500
E		Li Carbonate	120,000	120,000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000	120000
F	1.00	TOTAL INVESTMENTS																		
G	1.00	WORK CAP																		
	1.00	LNG Included																		
H		TOTAL																		
I		DEPRECIATION METHOD																		
	Factors																			
J	1.00	REV. $/Tonne CIF	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000	18000
	1.00	REV. $/Tonne LHM	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800	17800
K		REVENUES LCE	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000	$2,160,000,000
		REVENUES LHM	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000	$667,500,000
L	1.00	PRODUCTION COSTS	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742	$769,284,742
		VAT CREDIT OPEX	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309	$89,060,309
		Royalty(3% of Sales-Cost)	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458	$61,746,458
M		OPERATING INCOME	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109	$2,085,529,109
N		DEPRECIATION	$ 68,101,549	$ 43,326,701	$ 35,252,522	$ 41,290,412	$ 41,290,412	$ 41,290,412	$ 42,707,639	$ 42,707,639	$ 48,745,529	$ 48,318,440	$ 55,346,467	$ 55,773,557	$ 48,745,529	$ 48,745,529	$ 48,318,440	$ 48,318,440	$ 47,755,392	$ 29,966,661
O		INTR - CAPITAL	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
P		INTR - WORKING CAP	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Q	M-N	NET OPERATING MARGIN	$2,017,427,560	$2,042,202,408	$2,050,276,587	$2,044,238,697	$2,044,238,697	$2,044,238,697	$2,042,821,470	$2,042,821,470	$2,036,783,580	$2,037,210,669	$2,030,182,642	$2,029,755,552	$2,036,783,580	$2,036,783,580	$2,037,210,669	$2,037,210,669	$2,037,773,718	$2,055,562,448
	Q*I	ROYALTY (Third Party)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
	Q-RD	PROFIT BEFORE TAX	$2,017,427,560	$2,042,202,408	$2,050,276,587	$2,044,238,697	$2,044,238,697	$2,044,238,697	$2,042,821,470	$2,042,821,470	$2,036,783,580	$2,037,210,669	$2,030,182,642	$2,029,755,552	$2,036,783,580	$2,036,783,580	$2,037,210,669	$2,037,210,669	$2,037,773,718	$2,055,562,448
R		TAXES @ 25%	$504,356,890	$510,550,602	$512,569,147	$511,059,674	$511,059,674	$511,059,674	$510,705,368	$510,705,368	$509,195,895	$509,302,667	$507,545,660	$507,438,888	$509,195,895	$509,195,895	$509,302,667	$509,302,667	$509,448,429	$513,890,612
S		PROFIT AFTER TAX	$1,513,070,670	$1,531,651,806	$1,537,707,440	$1,533,179,023	$1,533,179,023	$1,533,179,023	$1,532,116,103	$1,532,116,103	$1,527,587,685	$1,527,908,002	$1,522,636,981	$1,522,316,664	$1,527,587,685	$1,527,587,685	$1,527,908,002	$1,527,908,002	$1,528,330,288	$1,541,671,836
T		WORK. CAP	0	0	0	0	0	0	0	0	1	2	3	4	5	6	7	8	9	10
U		EQUITY	1106708612	1106579310	1106450007	1106320705	1106191403	1106062101	1105932798	1105803496	1105674194	1105544892	1105415589	1105286287	1105156985	1105027683	1104898380	1104769078	1104639776	1104510474
V		DEBT	$775,813	$905,116	$1,034,418	$1,163,720	$1,293,022	$1,422,325	$1,551,627	1680929	1810231	1939534	2068836	2198138	2327440	2456743	2586045	2715347	2844649	2973952
W		PRINCIP	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)
X		P&I	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	($129,302)	-129302
	1.00	TMA&WASTE PONDS CAPITAL	0	19,394,939	0	18,113,671	18,113,671	0	22,365,351	0	18,113,671	21,084,083	0	19,394,939	0	21,084,083	18,113,671	0	19,394,939	0
	1.00	Phasaes 2&3 CAPITAL (+Sustaining)	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761	23,305,761
		Working Capital&Closure Distribution									16,506,046	16506046	16506046	16506046	16506046	16506046	16506046	16506046	16506046	16506046
	1.00	CAPITAL EXPENDITURES PHASE 1	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760	11,946,760
		VAT CREDIT CAPEX																		
Y		PROJECT CASH FLOW	$1,545,919,697	$1,520,331,047	$1,537,707,440	$1,521,103,242	$1,521,103,242	$1,539,216,913	$1,517,205,869	$1,539,571,220	$1,506,460,976	$1,503,383,791	$1,526,224,881	$1,506,936,715	$1,524,574,646	$1,503,490,563	$1,506,354,203	$1,524,467,874	$1,504,932,173	$1,519,879,929
		EQUITY PARTICIPATION	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
KK		CASH FLOW (After Tax)	$1,545,919,697	$1,520,331,047	$1,537,707,440	$1,521,103,242	$1,521,103,242	$1,539,216,913	$1,517,205,869	$1,539,571,220	$1,506,460,976	$1,503,383,791	$1,526,224,881	$1,506,936,715	$1,524,574,646	$1,503,490,563	$1,506,354,203	$1,524,467,874	$1,504,932,173	$1,519,879,929
LL		Owner CASH POSITION	$11,176,055,434	$12,696,386,481	$14,234,093,921	$15,755,197,164	$17,276,300,406	$18,815,517,319	$20,332,723,188	$21,872,294,407	$23,378,755,383	$24,882,139,174	$26,408,364,055	$27,915,300,769	$29,439,875,415	$30,943,365,979	$32,449,720,182	$33,974,188,056	$35,479,120,229	$36,999,000,158
MM		DISCOUNT %																		
NN		DISC.FACTOR	0.32	0.29	0.26	0.24	0.22	0.20	0.18	0.16	0.15	0.14	0.12	0.11	0.10	0.09	0.08	0.08	0.07	0.06
OO		DCF(AT)	$492,577,657	$440,385,750	$404,926,429	$364,140,023	$331,036,384	$304,525,861	$272,882,812	$251,732,197	$223,925,825	$203,153,110	$187,490,581	$168,291,916	$154,783,353	$138,766,162	$126,391,332	$116,282,879	$104,357,038	$95,812,332
PP		NPV (PROJ.)																		
QQ		IRR(PROJECT),%																		
M-P		CASH Flow Before Tax	2,050,276,587	2,030,881,649	2,050,276,587	2,032,162,917	2,032,162,917	2,050,276,587	2,027,911,236	2,050,276,587	2,015,656,871	2,012,686,458	2,033,770,541	2,014,375,603	2,033,770,541	2,012,686,458	2,015,656,871	2,033,770,541	2,014,375,603	2,033,770,541
M-P-R		CF After Tax	$ 1,545,919,697	$ 1,520,331,047	$ 1,537,707,440	$ 1,521,103,242	$ 1,521,103,242	$ 1,539,216,913	$ 1,517,205,869	$ 1,539,571,220	$ 1,506,460,976	$ 1,503,383,791	$ 1,526,224,881	$ 1,506,936,715	$ 1,524,574,646	$ 1,503,490,563	$ 1,506,354,203	$ 1,524,467,874	$ 1,504,932,173	$ 1,519,879,929
		NPV																		
		IRR(PROJECT),%																		
		DCF (Before Tax)	653,281,386	580,274,673	538,901,985	486,483,645	442,257,850	405,636,293	364,737,081	335,236,685	289,014,550	271,975,470	240,040,522	224,901,756	206,479,770	185,762,986	169,124,603	155,131,308	130,603,551	128,267,802

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2025, incorporated by reference into this annual report as Exhibit 15.1.

B. Liquidity And Capital Resources

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2025, incorporated by reference into this annual report as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

The Company does not hold any patents.

D. Trend Information

Lithium has unique properties that enables its use in many applications. As the lightest metal with a high electrochemical potential, lithium is particularly well suited for energy storage. Lithium-ion batteries represent the most electrochemically mature and commercially proven technology for electric vehicles, battery energy storage systems (“BESS”), owing to their high energy density, efficiency, and scalability., lithium is also used in a variety of industrial applications, including glass and ceramics, lubricating greases, metallurgy, pharmaceuticals, and polymers.

According to Benchmark Minerals Intelligence, global lithium demand is expected to grow at a sustained double-digit pace through the end of the decade, driven primarily by battery applications. Benchmark projects global lithium demand to increase by approximately 20% year-on-year in 2026, with incremental annual demand growth of roughly 250–300 kt LCE per year through 2030 under its base-case scenario. Battery applications remain the dominant source of demand, with electric vehicles accounting for approximately three-quarters of total battery-related lithium consumption, while BESS represents the fastest-growing segment. Benchmark estimates that BESS demand will expand by approximately 48% in 2026, reaching ~427 kt LCE, supported by accelerating global grid-scale and behind-the-meter deployments. Industrial and other non-battery uses are forecast to contribute a ~210 kt LCE of demand in 2026, with around half of this demand concentrated in China. Over the longer term, benchmark forecasts lithium demand to grow at a ~9.7% CAGR from 2025 to 2040, with battery demand increasingly dominated by lithium-ion chemistries, reinforcing lithium’s strategic importance in electric mobility, stationary energy storage, and high-energy-density applications.

Lithium has been listed as one of the critical elements by the U.S. Department of Energy based largely on its importance in rechargeable batteries. Lithium-ion battery is the preferred form for high-density applications like EVs and portable electronics. A full-electric EV can require over 50 kg of LCE in the battery.

Lithium consumption is expected to increase significantly in the coming years driven by a rapid increase in demand for EVs and BESS. According to Benchmark Minerals, EV sales have grown by 3.5 -4.0 million EVs per year over the last three years, which represents between 200-250 kMT-LCE incremental demand year on year.

Lithium occurs in the structure of pegmatitic minerals, the most important of which is spodumene (hard rock) and due to its solubility as an ion, is also commonly found in brines and clays. Pure lithium does not occur freely in nature, only in compounds. Starting in the 1980s, brine-based lithium chemicals provided most of the supply; however, in recent years, hard rock forms have surpassed brine as the largest feedstock for lithium chemical production.

As a result of continued exploration, measured and indicated lithium resources have increased substantially worldwide and total about 115 million tons. (USGS, January 2025).

The world's largest known lithium reserves are in Chile, which accounts for 31% of lithium reserves, followed by Australia with 23%, and Argentina in third place, accounting for 13% of global reserves (USGS, January 2025).

China is a global leader in lithium refining and battery production, with a highly advanced and integrated supply chain. It imports raw lithium minerals, mainly from Australia, South America and increasingly Africa and then processes them into lithium compounds, such as lithium hydroxide and lithium carbonate.

As the global transition toward sustainable energy accelerates, lithium has become a critical raw material. Over the past decade, alternating periods of supply constraint and oversupply have contributed to pronounced price volatility. Lithium prices increased sharply between 2021 and 2023, briefly peaking at approximately US$80/kg, before correcting significantly and continuing to trend lower through 2024 and into 2025 as new supply entered the market and demand growth moderated outside of China. In recent months, prices have rebounded into 2026, more than doubling from cyclical lows.

More recently, market conditions have begun to reflect increased capital discipline across the industry, with high-cost projects deferred, operating curtailments implemented, and investment increasingly focused on lower-cost, scalable production. At the same time, continued investment in lithium extraction technologies, including DLE, and selective capacity expansions are expected to influence the future supply-demand balance. As a result, market analysts generally anticipate a period of greater price stability over the medium term as supply rationalization and structurally growing battery demand move toward improved market balance.

E. Critical Accounting Estimates

See Note 3 of the Company’s financial statements for the year ended December 31, 2025, in this annual report for a description of our critical estimates and accounting judgements and material accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are the directors and Named Executives (as defined below) of the Company as of the date of this annual report:

Name	Age(1)	Position	Date of Appointment as Director
John Kanellitsas(1)	63	Chair	September 4, 2015
Samuel Pigott(2)	42	Chief Executive Officer	March 19, 2024
George Ireland*	69	Lead Director	November 13, 2015
Diego Lopez Casanello*	52	Director	October 3, 2023
Robert Doyle*	57	Director	October 3, 2023
Franco Mignacco(3)	43	Chair of the Shareholder Committee of Exar and Director**	September 4, 2015
Monica Moretto	60	Director	March 19, 2024
Calum Morrison	46	Director	October 3, 2023
Alec Meikle(4)	37	President	N/A
Alex Shulga	43	Vice President and Chief Financial Officer	N/A
Mariano Chiappori	56	Vice President and Chief Operating Officer	N/A

Notes:

1)
Will transition to non-Executive Chair on March 31, 2026.
2)
Ceased to be President and remains solely CEO as of January 1, 2026.
3)
Mr. Mignacco was formerly President of Exar until December 6, 2024, at which time he became Chair of the Shareholder Committee of Exar.
4)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

* Independent Director

Biographical information with respect to each of our directors and our Named Executives is set forth below.

John Kanellitsas, Chair

Mr. Kanellitsas is the Chairman of the Company. He joined the Company (when formerly known as Lithium Americas Corp.) as an independent director in June 2013. He served in various executive roles with the Company since September 2015, including Interim CEO from October 2023 until March 2024. Mr. Kanellitsas has served on several public and private company boards including Lithium Royalty Corp and Largo Physical Vanadium Corp.

He has over 30 years of experience in the investment banking and asset management industries and was a co-founder of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has a Bachelor of Science in Mechanical Engineering from Michigan State University and a Master of Business Administration from the University of California in Los Angeles.

Samuel Pigott, Chief Executive Officer

Mr. Pigott joined the Company as Chief Executive Officer on March 18, 2024, and as a director on March 19, 2024. Prior to this, he served as Head of Business Development, of Ganfeng from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles.

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

Robert Doyle, Director

Mr. Doyle joined the Company as a director in October 2023 with the Separation Transaction. He has been a corporate director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX and ASX-listed gold producer) since June 2022, Snowline Gold Corp. since August 2025 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023. He previously served as CFO of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.

Mr. Doyle has over 30 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

Franco Mignacco, Director

Mr. Mignacco has been a director of the Company since September 2009 and has been serving on the board of Full Circle Lithium Corp. since April 21, 2023. He served as President of Exar from June 2013 – December 2024, overseeing operations and development of the Cauchari-Olaroz mineral project. Previously, he was the Vice Chair of the former Lithium Americas Corp. from June 2013 to September 2015 prior to its merger with Western Lithium USA Corp.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.

Monica Moretto, Director

Ms. Moretto joined the Company as a director in March 2024. She has served as Vice President, Sustainability at Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.

Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada. She also holds the CDI Board designation.

Calum Morrison, Director

Mr. Morrison joined the Company as a director in October 2023 with the Separation Transaction. Mr. Morrison has served as President and Director of Snowline Gold Corp., a gold development company since February 2022 and has previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; VP Business Development and CFO of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation.

Mr. Morrison has over 20 years of experience in the mining sector. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.

Alec Meikle, President

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

Alex Shulga, Vice President and Chief Financial Officer

Mr. Shulga is a Chartered Professional Accountant (CPA-CGA) and a member of the Association of Chartered Certified Accountants (FCCA, UK). He has 20 years of experience in the mining sector focusing on finance management, corporate finance, financial reporting and compliance and mergers & acquisitions. Prior to joining the Company (formerly Lithium Americas Corp.) in 2018, Mr. Shulga held senior roles in audit and assurance practice at PricewaterhouseCoopers LLP. Currently, Mr. Shulga is a Director for the Vancouver Chapter of Financial Executives International. He was Vice-President of Finance for Lithium Americas Corp. prior to assuming his current role at Lithium Argentina.

Mariano Chiappori, Vice President and Chief Operating Officer

Mr. Chiappori is a mechanical engineer with extensive expertise and experience managing complex businesses and projects at national and international levels. Before his eight-year tenure with lithium producer FMC Corp. (now Livent USA Corp.), where he held several senior roles including Global Director of Manufacturing and Supply Chain, Mr. Chiappori was Operations Manager for United Phosphorus Ltd. and managed both construction and industrial operations for Bunge Argentina and held different management positions at Petrobras and Shell. He was Vice-President of Lithium Americas’ Latin American Operations from July 2022 until October 2023, when he assumed his current role with Lithium Argentina. Mr. Chiappori holds a mechanical engineering degree from Universidad Nacional de la Plata, and a postgraduate degree in management development from the IAE Business School.

B. Compensation

Director Compensation

The main objective of Lithium Argentina’s director compensation program is to attract and retain directors with a broad range of skills and strategic expertise who are also able to successfully carry out the Board’s mandate. As a company with international operations, directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings and mine site visits, participating on Board committees and ensuring that they stay informed about Lithium Argentina’s business and trends and developments affecting the mining industry, generally, and the mining industry in the countries in which we operate.

The Company’s director compensation program has been redesigned to be competitive with the market in which we compete for qualified directors. The program is reviewed with the assistance of an independent compensation consultant from time to time to allow the Company to keep attracting and retaining qualified directors to serve on our Board.

In accordance with the recommendation of Lane Caputo Compensation Inc. (“Lane Caputo”), an independent compensation advisor to the Company, a fee schedule for independent directors (also applicable to non-employee directors) and senior management was developed based on a benchmarking exercise to the peer group outlined below (the “Peer Group”):

Compensation Peer Group
Aris Mining Corp.	Fortuna Silver Mines Inc.	Lithium Americas Corp.
Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.
Capstone Copper Corp.	IGO Limited	MP Materials Corp.
Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.
First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

Compensation paid to the independent directors is comprised of an annual cash retainer for serving on the Board and committees, payable in arrears in four quarterly installments, and an equity retainer in the form of annual deferred share unit (“DSU”) grants in accordance with the Company’s current Incentive Plan. Upon appointment to the Board, a pro-rated initial equity award will be made based on the amount of time until the next annual equity award.

Services by Independent Directors	Cash Retainer	Equity Retainer
Annual Base Fees (payable in arrears in four quarterly installments)
Lead Director	US$70,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Independent Director Fee (for all independent directors other than the Lead Director)	US$50,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Additional Fees for Serving on Committees (payable in arrears in four quarterly installments)
Annual Fee for acting as Chair of the Minera Exar Shareholder Committee	US$40,000 per year	-
Annual Fee for acting as Chair of the Audit and Risk Committee	US$20,000 per year	-
Annual Fee for acting as Chair of the GNCLC	US$15,000 per year	-
Annual Fee for serving as a Chair of any other committee	US$10,000 per year	-

Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also Named Executives for the year ended December 31, 2025.

In 2025, we paid a total of $US1,305,000 in director compensation to independent and non-employee directors.

Director Name	Fees Earned (US$) (1)	Share-Based Awards (US$) (2)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	$70,000	$150,000	-	-	-	-	$220,000
Diego Lopez Casanello	$60,000	$150,000	-	-	-	-	$210,000
Robert Doyle	$70,000	$150,000	-	-	-	-	$220,000
Monica Moretto	$50,000	$150,000	-	-	-	-	$200,000
Calum Morrison	$65,000	$150,000	-	-	-	-	$215,000
Franco Mignacco	$90,000	$150,000	-	-	-	-	$240,000

Notes:

(1)
Cash portion of fees paid to each director.
(2)
DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs being US$2.78 per DSU awarded in Q1 2025.

The following table provides a breakdown of the fees earned by non-employee directors in the table above:

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Total (US$)
	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
George Ireland	Options	-	-	-
	Cash	$50,000	$10,000	$60,000
	DSUs	$150,000	-	$150,000
Diego Lopez Casanello	Options	-	-	-
	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
Robert Doyle	Options	-	-	-
	Cash	$50,000	-	$50,000
	DSUs	$150,000	-	$150,000
Monica Moretto	Options	-	-	-
	Cash	$50,000	$15,000	$65,000
	DSUs	$150,000	-	$150,000
Calum Morrison	Options	-	-	-
	Cash	$50,000	$40,000	$90,000
	RSUs	$150,000	-	$150,000
Franco Mignacco	Options	-	-	-

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our incentive plans as of December 31, 2025, held by directors other than directors who are also disclosed as Named Executives.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name	Number of securities underlying unexercised Options (#)	Options exercise price (US$)	Options expiration date	Value of unexercised in-the-money Options (US$) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (2)	Market or payout value of vested share- based awards not paid out or distributed (US$)
George Ireland	150,000	$5.56	3-Dec-30	$3,000	305,817	$1,706,459	-
Diego Lopez Casanello	150,000	$5.56	3-Dec-30	$3,000	167,917	$936,977	-
Robert Doyle	150,000	$5.4	3-Dec-30	$27,000	167,917	$936,977	-
Monica Moretto (3)	-	-	-	-	100,639	$561,566	-
Calum Morrison	150,000	$5.4	3-Dec-30	$27,000	167,917	$936,977	-
Franco Mignacco (4)	150,000	5.4	3-Dec-30	$27,000	410,524	$2,290,724	-
	60,000	3.85	20-Jun-29	$103,800	-	-	-

Notes:

(1)
The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Shares on the NYSE on December 31, 2025, of US$5.58 and the exercise price of the Options.
(2)
The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.
(3)
Ms. Moretto joined the Board in March 2024.
(4)
Mr. Mignacco retired from his role as President of Minera Exar on December 6, 2024, however, continues to serve as a director of the Company and as Chair of the Shareholder Committee of Minera Exar.

Anti-hedging requirements are set out in our Securities Trading Policy and apply to all directors.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2025, for all directors other than directors who are also disclosed as Named Executives:

Name	Option-based awards value vested during the year (US$)	Share-based awards value vested during the year (US$) (1)	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	$1,500	-	-
Diego Lopez Casanello	$1,500	-	-
Robert Doyle	$13,500	-	-
Monica Moretto (2)	-	-	-
Calum Morrison	$13,500	-	-
Franco Mignacco (3)	$48,100	$110,593

Notes:

(1)
The value of option-based awards value vested during the year is calculated on the basis of the difference between the closing market price of the Common Shares on December 31, 2025, and the exercise price of the vested Options during the year ended December 31, 2025. No options were exercised during the year ended December 31, 2025
(2)
Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of DSUs and RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the DSUs and RSUs vested during the year ended December 31, 2025. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.
(3)
Ms. Moretto joined the Board in March 2024.
(4)
Franco Mignacco retired from the position of President of Minera Exar on December 6, 2024, and continued being a director of the Company.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

Executive Compensation

The information set out below relating to the compensation earned by each Named Executive (as defined below) is for the fiscal period ended December 31, 2025, and the two prior fiscal years. The executive management team was reconstituted in October 2023 to be comprised, among others, of John Kanellitsas, Executive Chair, President and Interim CEO, and Alex Shulga, Vice President and CFO. On March 18, 2024, Sam Pigott joined the Company as President and CEO with Mr. Kanellitsas (the Company’s former President and Interim Chief Executive Officer) continuing in his role as Executive Chair Effective as of March 31, 2026, Mr. Kanellitsas will transition from Executive Chair to non-Executive Chair, and on January 1, 2026 Alec Meikle was promoted to President of the Company.

The GNCLC, on behalf of the Board, is responsible for overseeing the Company’s executive compensation program.

In 2023, the Board adopted an Incentive Compensation Recovery Policy, which provides for the recovery of erroneously awarded incentive compensation from covered executives in the event that the Company is required to prepare an accounting restatement due to material non-compliance of the Company with any financial reporting requirements under U.S. securities laws and NYSE requirements. A copy of the Incentive Compensation Recovery Policy can be found on the Company’s website at www.lithium-argentina.com.

Executive Compensation Philosophy

The Company’s goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of the program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program, with a particular emphasis on compensating executives through equity securities to better align executives’ financial interests with the interests of shareholders. The goals of the Company’s executive compensation program are:

•
To attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;
•
To pay for performance of its executives through the performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objective each year, thereby furthering the interests of the Company, and adding an at-risk component to executive compensation;
•
To recognize the contribution of its executives to the Company’s profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and
•
To align the financial interests of executives with the interests of Shareholders and the Company’s overall performance through the award of equity incentives that expose executives to the risks and rewards of ownership of the Company’s equity securities.

As an operational stage lithium mining and processing company that recently commenced production of battery grade lithium products, Lithium Argentina is dependent on individuals with specialized skills and knowledge related to mining exploration, development and operations, capital projects management, chemical processing for lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. The Company operates in regions where competition for talent is increasingly strong, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

For the year ended December 31, 2025, the compensation program included the following components: base salary, short-term incentive (“STI”) annual performance award payable in cash and/or short-term vesting RSUs (in such proportion as determined by the GNCLC), long-term incentive (“LTI”) performance award payable 100% in three year vesting RSUs, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for the Company’s executives and staff generally. For the portion of STI paid in RSUs instead of cash, executives received an additional 25% in STI.

Lithium Argentina maintains a performance‐based compensation framework that is designed to drive high performance by providing substantial upside for outstanding results while maintaining a strong accountability mechanism. By linking executive rewards to corporate achievements, individual contributions, and broader strategic and operational considerations, Lithium Argentina reinforces a pay‐for‐performance culture that incentivizes sustained value creation.

In determining the actual annual bonus awards, the GNCLC and the Board carefully considered the following corporate highlights, as well as other qualitative and quantitative factors, including market conditions, strategic priorities, and leadership effectiveness:

•
the continued ramp-up and operational execution at Cauchari-Olaroz;
•
the advancement of a scalable regional growth platform through the announced definitive agreement to consolidate the Pozuelos-Pastos Grandes Basin pursuant to a new joint venture with Ganfeng Lithium Group Co., Ltd.;
•
a related $130 million corporate debt facility;
•
the completion of the corporate domicile migration to Switzerland;

•
the refinancing of project level debts; and
•
the reduction of corporate overhead costs.

These milestones, together with continued progress on permitting, development planning, liquidity initiatives and ESG priorities, required significant time, leadership and execution by the Company’s executives.

These accomplishments highlight Lithium Argentina’s strategic focus on continuous improvement of operations and enhancing shareholder value through disciplined growth and operational efficiency.

Compensation Governance

Compensation matters are overseen by the GNCLC. The members of the GNCLC are Calum Morisson (Chair), George Ireland and Robert Doyle. All members of the committee are current or former executive officers/directors of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The committee also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

Please see the flowchart below for an overview of the Company’s compensation governance process.

CEO & Executive Chair

•
Reviews and analyzes current compensation strategy.
•
Reviews input from the independent compensation advisor to the GNCLC.
•
Reviews performance and compensation of senior executives.
•
Recommends compensation strategies and compensation.
•
Assists the GNCLC in discharging its duties by:
•
Reporting on succession planning and other retention related risks associated with senior executives;
•
Proposing and evaluating near-term corporate objectives and associated targets as part of the Company’s STI program; and
•
Proposing changes to the Company's LTI compensation programs.

Independent Compensation Advisor

•
Provides the GNCLC with independent advice on compensation matters, including:
•
Compensation philosophy and strategy;
•
Development of a peer group of companies that reflects the Company's current size and stage of operation and development;
•
Compensation levels of executives and non-executive directors relative to the peer group;
•
Industry practices regarding STI and LTI compensation programs;
•
Review and advise on management-prepared materials and recommendations; and
•
Compensation governance matters and best practices.

↓	↓

GNCL Committee

•
Reviews, assesses and makes recommendations to the Board with respect to compensation-related matters, including:
•
The compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans and security ownership targets for executives and non-executive directors of the Company, to ensure continued alignment with the Company’s strategic objectives, shareholders and peer group;
•
The goals and objectives of the CEO and his compensation level based on the GNCLC's evaluation of his performance relative to such goals and objectives;
•
The compensation of senior executives of the Company based on recommendations from the CEO;
•
The compensation of non-executive directors; and
•
The compensation disclosure in the Company's annual filings.
•
Compensation governance matters and best practices.
•
Considers comparative data, benchmarking, the advice of its independent compensation advisor and results from advisory “Say on Pay” votes and binding Swiss statutory compensation votes.
•
Administers and interprets the Equity Incentive Plan.
•
Assesses and provides oversight to senior management regarding material risks relating to the Company’s compensation programs.

↓

Board of Directors

•
Reviews recommendations from the GNCLC.
•
Considers the Company's objectives, strategy, peer group, results from advisory "Say on Pay” votes, and binding Swiss statutory compensation votes and other relevant factors.
•
Approves compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans, corporate objectives, executive compensation, non-executive director compensation, security ownership targets, and related matters.

Compensation Advisor and Peer Group Benchmarking Review

Following the Separation Transaction, the Company engaged Lane Caputo to assist with developing a new fee schedule for independent directors based on a benchmarking exercise to a revised peer group. Lane Caputo also assisted in developing a new executive compensation program for 2024 in line with the new attributes specific to the Company post-reorganization as described below.

There is a requirement for the GNCLC to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management.

Fees paid to the independent compensation advisor, Lane Caputo for the 2025 the 2024 fiscal years are set out below.

Compensation Advisory Fees	For the years ended December 31,
	2025 (CAD$)	2024 (CAD$)
Executive compensation related-fees	$14,173	$55,606
All other fees	—	$3,381
Total fees	$14,173	$58,987

Performance Evaluation and Compensation Process

The Company follows an internal compensation planning process. Parties participating in the process include management, the GNCLC and an independent compensation advisor as engaged from time to time. Executive compensation decisions and recommendations by management are made by the CEO and Executive Chair (the “Management Compensation Committee”). The Management Compensation Committee evaluates annual performance reviews and makes recommendations to the GNCLC on performance awards for executives other than the CEO and Executive Chair. The GNCLC then reviews the recommendations in light of the Company’s compensation and retention strategy to ensure proposed awards are aligned with the overall design of the compensation program and the Company’s business needs and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Chair are assessed by the GNCLC, which as a committee determines performance awards for these executives. Once the GNCLC and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the GNCLC with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for the CEO, Executive Chair and other senior officers of the Company.

The Company historically engaged an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked for compensation of a selected peer group. This process is overseen by the GNCLC, which receives recommendations from the consultant and determines if any changes are needed to the executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost-of-living adjustments to base salary for executives along with other staff and provide a recommendation for consideration by the GNCLC based on changes to indices measuring inflationary conditions in the regions where the executives and staff work.

Compensation Benchmarking

Benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility. The peer group for 2025 was recommended by Lane Caputo and selected based on the criteria set out below .

Criteria for Selection as Compensation Peers in 2025
Industry	Companies operating in industries that will overlap with the Company’s business targeting battery-grade lithium products, being the diversified metals and mining industry (including lithium)
Geographic Location

Publicly traded companies headquartered in North America were selected as many of the Company’s executives are based there and the Company is listed on the NYSE and TSX, along with Australia where many global, public lithium companies are headquartered

Size	Comparable size to the Company based on market capitalization, enterprise value and projected revenues, with the Company falling near the median point compared to peers

Compensation Peer Group

The criteria set out above were applied to develop the Peer Group, recommended by Lane Caputo the GNCLC, and approved by the Board.

Named Executive Officers

The named executive officers ("Named Executives") set out below are the Company's CEO, CFO, Executive Chair and the two other highest paid executive officers for the 2025 fiscal year.

Named Executive	Officer's Title
John Kanellitsas(1)	Executive Chair
Sam Pigott(2)	President and Chief Executive Officer
Alec Meikle(3)	Executive Vice President of Corporate Development
Alex Shulga	Vice President and Chief Financial Officer
Mariano Chiappori	Vice President and Chief Operating Officer

Notes:

1)
Will transition to non-Executive Chair on March 31, 2026.
2)
Ceased to be President and remains solely CEO, effective as of January 1, 2026.
3)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

Elements of Executive Compensation

The Company generally utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the GNCLC, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company’s historical executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, alternating with a bi-annual benchmarking executive compensation review, and in non-benchmarking years a bi-annual cost-of-living adjustment.

Fixed compensation, recognizing individual experience, performance and responsibilities.

Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers and facilitates recruitment of new talent in a competitive job market landscape.

STI Awards

A combination of cash and RSUs with one-year vesting conditions.

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

Retirement Savings Plan Contributions

Annual contribution matching by the Company to a retirement savings plan, up to 3% of base salary, subject to a contribution ceiling established annually (2025 - US$23,500 for ages below 50; US$31,000 for ages 50 and over

Market competitive benefit. Encourages retirement savings by our executives.
Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance. Health and wellness spending account.	Market competitive benefits. Encourages and supports health and wellness for our executives.

The GNCLC reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive’s role and responsibilities within the Company. The committee’s focus is on remaining competitive in the market with respect to the Company’s total compensation program to compete for executive talent, in addition to rewarding for high levels of corporate, individual and share price performance.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. The GNCLC and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the committee and management are made with consideration of the Company’s financial resources and the following criteria, among others:

•
The particular responsibilities related to the position;
•
Salaries paid by comparable businesses and factoring in market conditions for talent;
•
The experience level of the executive; and
•
The executive’s overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the GNCLC for the CEO and Executive Chair. For other Named Executives excluding the CEO and Executive Chair, the assessment is made by the CEO, and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is generally set for each executive position. Actual bonuses awarded are subject to a multiplier depending on actual performance for the year. STI compensation is discretionary and generally consists of a combination of cash and a grant of RSUs. RSUs are awarded under the Incentive Plan.

Management determines recommendations for STI awards based on the outcome of annual performance reviews for each executive other than the CEO and Executive Chair. New grants take into consideration corporate and individual performance for the annual period and generally do not factor in prior grants made to an individual except the Company is nearing the maximum number of Shares issuable under the Incentive Plan. Recommendations are submitted by the GNCLC for consideration and approval. The GNCLC determines STI awards for the CEO and Executive Chair, while all other awards are recommended by management with the GNCLC providing feedback as needed on the recommended amount of such awards. All grants for equity STI awards are approved by the Board.

During the year ended December 31, 2025, the Company utilized a corporate performance scorecard with objectives and various range weights based on position level as well as performance achieving individual goals for the year. Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the GNCLC.

During the year ended December 31, 2025, the Company utilized a corporate performance scorecard with objectives and various range weights based on position level as well as performance achieving individual goals for the year. Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the GNCLC.

In determining the STI awards, the GNCLC and Board carefully considered the following corporate highlights, as well as other qualitative and quantitative factors, including market conditions, strategic priorities, and leadership effectiveness:

•
the continued ramp-up and operational execution at Cauchari-Olaroz;
•
the advancement of a scalable regional growth platform through the announced definitive agreement to consolidate the Pozuelos-Pastos Grandes Basin pursuant to a new joint venture with Ganfeng Lithium Group Co., Ltd.;

•
a related $130 million corporate debt facility;
•
the completion of the corporate domicile migration to Switzerland;
•
the refinancing of project level debts; and
•
the reduction of corporate overhead costs.

For 2025, the STI target and actual payout for each named executive is set out below, as a percentage of base salary. The STI award may be revised above or below the target set for any of the Company’s senior management, including named executives, in the Board’s discretion on recommendation from the GNCLC.

	2025 Target STI		2025 Actual STI
Named Executive Officer	Target STI	Target STI	Actual STI	Actual STI
	(% of base salary)	(US$)	(% of base salary)	(US$)

John Kanellitsas, Executive Chair(1)	75%	315,000	95%	398,457

Sam Pigott, President and Chief Executive Officer(2)	100%	450,000	126%	569,224

Alec Meikle, Executive Vice President, Corporate Development(3)	75%	270,000	105%	377,651

Alex Shulga, Vice President and Chief Financial Officer	75%	262,500	100%	349,114

Mariano Chiappori , Vice President and Chief Operating Officer	75%	280,312	105%	392,989

Notes:

(1)
Will transition to non-Executive Chair on March 31, 2026.
(2)
Ceased to be President as of January 1, 2026.
(3)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

In 2025, the Named Executives could elect to take their respective STI awards in a mix of cash and RSUs. For the portion of STI paid in RSUs instead of cash, executives received an additional 25% in STI to account for the STI being at risk compensation and to help the Company conserve its cash (the “At-Risk STI”). The table below shows the value of the cash, RSUs, At-Risk STI and total STI received by the Named Executives.

Named Executive Officer	STI Cash (US$)	Base STI RSU (US$)	25% At-Risk STI RSU (US$)	Total STI (US$)

John Kanellitsas, Executive Chair(1)	0	398,457	99,614	498,071

Sam Pigott, President and Chief Executive Officer(2)	0	569,224	142,306	711,530

Alec Meikle, Executive Vice President, Corporate Development(3)	0	377,651	94,413	472,064

Alex Shulga, Vice President and Chief Financial Officer	0	349,114	87,279	436,393

Mariano Chiappori , Vice President and Chief Operating Officer	196,495	196,494	49,124	442,113

Notes:

(1)
Will transition to non-Executive Chair on March 31, 2026.
(2)
Ceased to be President as of January 1, 2026.
(3)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company’s executive compensation program. LTI compensation is awarded to motivate performance by executives and promote retention with a strong focus on long-term alignment of executives’ interests with those of shareholders. Executives are also provided with an opportunity to share in the rewards of the Company’s performance, together with the associated risks of ownership of the Company’s securities.

For the year ended December 31, 2025, the Company awarded RSUs to executives as LTI awards under the Incentive Plan. The RSUs have a three-year vesting period. The Company did not grant any Options as part of LTI, however, has the discretion to award Options under the Incentive Plan and may consider Options grants in the future based on market conditions and compensation practices

LTI awards for the CEO and Executive Chair are determined by the GNCLC, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the GNCLC, with all awards being determined based on a combination of individual performance and consideration of long-term retention. The GNCLC then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The LTI awarded to each named executive for 2025 is set out below, as a percentage of base salary. Similar to STI awards, an LTI award may be revised for any of the Company’s senior management, including named executives, in the Board’s discretion on recommendation from the GNCLC.

	2025 Target LTI		2025 Actual Annual LTI
Named Executive Officer	Target LTI (% of base salary)	Target LTI (US$)	Actual LTI (% of base salary)	Actual LTI (US$)

John Kanellitsas, Executive Chair(1)	75%	315,000	90%	385,000

Sam Pigott, President and Chief Executive Officer(2)	200%	900,000	200%	900,000

Alec Meikle, Executive Vice President, Corporate Development(3)	150%	540,000	150%	540,000

Alex Shulga, Vice President and Chief Financial Officer	140%	490,000	100%	490,000

Mariano Chiappori , Vice President and Chief Operating Officer	150%	560,250	150%	560,625

Notes:

(1)
Will transition to non-Executive Chair on March 31, 2026.
(2)
Ceased to be President as of January 1, 2026.
(3)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

In addition, certain executives received a special one-time grant of LTI compensation (the “Special LTI”) outside of the standard compensation for retention purposes to retain key executives in an extremely competitive market and in recognition of leadership and execution of key strategic initiatives.

Named Executive Officer	Actual LTI	Special LTI	Total LTI
	(US$)	(US$)	(US$)

John Kanellitsas, Executive Chair(1)	315,000	—	315,000

Sam Pigott, President and Chief Executive Officer(2)	900,000	250,000	1,150,000

Alec Meikle, Executive Vice President, Corporate Development(3)	540,000	250,000	790,000

Alex Shulga, Vice President and Chief Financial Officer	490,000	50,000	540,000

Mariano Chiappori , Vice President and Chief Operating Officer	560,250	200,000	760,250

Benefits

The Company provides a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for its employees, including Named Executives.

Management Risks

The GNCLC and the Board periodically assess the implications of the risks associated with the Company’s compensation policies and practices.

The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the GNCLC Charter, the GNCLC has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage Named Executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

The Company has a Securities Trading Policy, which applies to employees, officers, directors and consultants (“Covered Persons”) of the Company, its subsidiaries and joint venture interests, and also extends to any trading by trusts and holding companies controlled by Covered Persons. The Company also expects Covered Persons will ensure compliance by family and other members of their household.

The Securities Trading Policy stipulates that the Company and its Covered Persons are subject to restrictions against trading in securities of the Company while in possession of material information that has not been publicly disclosed. The Securities Trading Policy also prohibits hedging and derivatives trading, engaging in short sales and trading on margin or pledging the Company’s securities. The Securities Trading Policy is posted on the Company’s website.

Performance Graph

The graph and table on the following page compare the cumulative shareholder return on a C$100 investment in Shares to a similar investment in companies comprising the S&P/TSX Composite Total Return Index, including dividend reinvestment, for the period from January 1, 2020 to December 31, 2025.

Notes:

(1)
The cumulative return of the Company’s Shares is based on the closing prices of the Shares on the TSX on December 31, 2019, 2020, 2021, 2022, 2023 and 2024 or, if there was no trading on such date, the closing price on the last trading day prior to such date. It has been assumed that upon completion of the Separation Transaction, Lithium Americas Corp. common shares received were sold on October 4, 2023, and that the proceeds were reinvested in the Shares.
(2)
The S&P/TSX Composite Total Return Index is a total return index (C$), the calculation of which includes dividends and distributions reinvested.

As shown in the graph above, during the fiscal year ended December 31, 2025, the Company’s Common Share price declined relative to the S&P/TSX Composite Total Return Index. This followed a period of significant outperformance in earlier years, particularly through 2021 and 2022, when the Company’s share price benefited from strong investor interest in lithium development assets and key project milestones. While the Company’s relative share price performance moderated during 2023, 2024 and 2025, the cumulative shareholder return over the full five-year period remained meaningfully higher than that of the S&P/TSX Composite Total Return Index. The Company believes that the more recent decline in share price performance was driven primarily by external factors, including a sustained downturn in lithium commodity prices, broader macroeconomic conditions, and headwinds affecting electric vehicle demand, including elevated interest rates and inflation. Over the same period, the price of lithium declined by approximately 40%, which negatively impacted equity valuations across the sector.

The trend in overall compensation paid to the Company’s executive officers over this period has not directly tracked short-term fluctuations in the market price of the Common Shares or the S&P/TSX Composite Total Return Index. However, as a significant portion of executive compensation is delivered through equity-based awards, executive compensation remains substantially aligned with long-term shareholder value creation. In addition, the unique circumstances faced by the Company in 2025 required significant management effort and leadership, including the continued ramp-up and operational execution at Cauchari-Olaroz, the completion of the Company’s corporate migration to Switzerland and rebranding, and the advancement of a scalable regional growth platform through the announced consolidation of the Pozuelos and Pastos Grandes basins with Ganfeng Lithium, together with related development planning, permitting and liquidity initiatives. Given the Company’s stage of development and exposure to commodity price cycles, the market price of the Common Shares may be volatile and is not a primary determinant of annual cash compensation. The value of long-term incentive compensation in the form of performance share units (“PSUs”) and restricted share units (“RSUs”) remains directly influenced by Common Share price performance.

Summary Compensation Table

The table below sets out all compensation for Named Executives for the 2025, 2024 and 2023 fiscal years, including direct and indirect compensation. Named Executives who are also directors of the Company are not compensated for their services as directors. Incentive securities issued by the Company in replacement of old incentive securities of the Company pursuant to the previously-completed reorganization are not factored into the calculation of the amounts disclosed in the tables below.

In 2025, concurrent with the Company’s continuation to Switzerland, the Company entered into new employment agreements with John Kanellitsas, Executive Chair, Sam Pigott, President & CEO (Executive Director & CEO as of January 1, 2026), Alec Meikle, Executive Vice President, Corporate Development (President as of January 1, 2026), and Alex Shulga, Vice President and CFO, to ensure compliance with Swiss law, including amendments to provisions relating to termination and termination upon a change of control. In consideration for entering into these agreements, the Company made a one-time grant of RSUs to the executives with an aggregate grant date fair value of $3,856,246 and which is disclosed in the column “All Other Compensation” in the table below. In addition, the column “All Other Compensation” in the table below contains the At-Risk STI and Special LTI awards.

				Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)
Named Executive and Principal Position	Year (1)		Salary (US$)	Share-Based Awards (US$) (2)(3)	Option-Based Awards (US$)	Annual Incentive Plans (3)	Pension Value (US$)	All Other Compensation (US$)		Total Compensation (US$)
John	2025		420,000	783,456	-	-	-	1,018,362	(12)	2,221,818
Kanellitsas,	2024		420,000	734,999	-	-	-	-		1,154,999
Executive Chair(4)	2023	(11)	420,000	2,103,500	1,316,300	56,536	-	-		3,896,336
Sam Pigott, President and	2025		450,000	1,469,278		-	-	1,642,298	(12)	3,561,526
Chief Executive Officer (5)	2024		316,667	1,119,995		-	-	2,425,500	(4)(6)(8)	3,862,162
Alec Meikle, Executive	2025		360,000	917,646	-	-	-	1,244,405	(12)	2,522,051
Vice President	2024		147,878	774,997	-	-	-	3,710,000	(5)(6)(8)(10)	4.632,875
Corporate Development(6)	2023		-	-	-	-	-	511,065	(10)	511,065
Alex Shulga,	2025		350,000	839,105	-	-	-	924,772	(12)	2,113,877
Vice President and	2024		315,000	896,497	-	-	-	-		1,211,497
Chief Financial Officer	2023	(11)	305,446	724,650	686,750	50,000	-	-		1,766,846
Mariano Chiappori,	2025		373,750	806,234	-	196,495	-	199,998	(12)	1,576,477
Vice President and	2024		373,750	873,746	-	50,000	-	-		1,297,496
Chief Operating Officer	2023		373,750	386,884	398,000	50,000	-	-		1,208,634

Notes:

(1)
Financial years ended December 31, 2025, December 31, 2024 and December 31, 2023.
(2)
Share-based awards consist of RSUs granted under the Incentive Plan in respect of STI and LTI. The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date. For RSUs, the fair value is based on the five-day VWAP of US$7.73 for 2025 RSUs (US$2.78 for 2024 RSUs and US$5.40 for 2023 RSUs) calculated as of the day prior to the grant date.
(3)
Non-Equity Incentive Plan Compensation represents the cash STI performance bonuses awarded in each year disclosed in the table.
(4)
The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a price of US$5.18 until April 2, 2031. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company’s audited financial statements.
(5)
The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a price of $3.85 until June 20, 2031. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company’s audited financial statements.
(6)
For RSUs, the fair value is based on the five-day VWAP of US$3.85 calculated as of the day prior to the grant date.
(7)
Appointed Chief Executive Officer effective from March 19, 2024
(8)
Equity-based compensation consists of RSUs and Stock Options one time sign-on bonus granted under employment contracts.

(9)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.
(10)
Includes contractor fees before appointed as Executive Vice President, Corporate Development.
(11)
2023 compensations are adjusted to include equity-based compensation awarded in June 2024 for 2023 performance.
(12)
All other compensation includes (i) the Special LTI awards;(ii) RSUs granted in connection with new employment agreements and (iii) the At-Risk STI.

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Incentive Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Following a 2025 review of the Company’s Board compensation and LTI compensation for executives by Lane Caputo, the Board determined that equity incentives for executive officers should be in the form of RSUs and DSUs to directors, with no further Option awards. The fair value of Options granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2025, including awards granted during 2025 to each named executive, are set out below.

Option-based Awards (1)					Share-based Awards (1)
Named Executive	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$) (3)	Market or payout value of share- based awards not paid out or distributed (US$) (3)
John Kanellitsas, Chair(3)	250,000	5.56	3-Dec-30	5,000	1,651,686	9,216,408	0
	90,000	3.57	20-Jun-29	180,900	0	0	0
Sam Pigott, Chief Executive Officer (4)	250,000	5.18	2-Apr-31	100,000	980,516	5,471,279	903,960
	90,000	3.85	20-Jun-29	155,700	0	0	0
Alex Shulga, Vice President and Chief Financial Officer(5)	100,000	5.4	3-Dec-30	18,000	720,452	4,020,122	288,877
	75,000	3.85	20-Jun-29	129,750	0	0	0
Mariano Chiappori, Vice President and Chief Operating Officer	100,000	5.4	3-Dec-30	18,000	409,919	2,287,248	0
	60,000	3.85	20-Jun-29	103,800	0	0	0
Alec Meikle, President(5)	250,000	3.85	20-Jun-31	432,500	1,167,460	6,514,427	289,507
				0	0	0	0

Notes:

(1)
The Company’s audited consolidated financial statements for the year ended December 31, 2025, use US$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 12 thereto.
(2)
The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58 and the exercise price of the Options.
(3)
The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such RSUs and PSUs.
(4)
Sam Pigott was appointed CEO effective March 19, 2024
(5)
Alec Meikle was appointed Executive Vice President, Corporate Development on July 31, 2024, and promoted to President effective January 1, 2026.

Anti-hedging requirements apply for all Named Executives and are set out in the Securities Trading Policy.

Value of Awards Vested or Earned in 2025

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2025 for each named executive:

Named Executive	Option-based awards value vested during the year (US$) (1)	Share-based awards value vested during the year (US$) (2)	Non-equity incentive plan compensation value earned during the year (US$)
John Kanellitsas, Executive Chair(3)	62,800	229,473	-
Sam Pigott, President and Chief Executive Officer (4)	101,900	197,880	-
Alex Shulga, Vice President and Chief Financial Officer	52,250	105,332	-
Mariano Chiappori, Vice President and Chief Operating Officer	43,600	98,893	196,495
Alec Meikle, Executive Vice President, Corporate Development (5)	216,250	20,543	-

Notes:

(1)
The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025 of US$5.58 and the exercise price of the Options.
(2)
The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025 of US$5.58. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such RSUs and PSUs.
(3)
Will transition to non-Executive Chair on March 31, 2026.
(4)
Appointed CEO effective from March 19, 2024. Ceased to be President and remains solely CEO as of January 1, 2026.
(5)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

Other Compensation and Pension Benefits

The Company did not have any other pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Employment Agreements

The following descriptions of employment agreements with the Company’s Named Executives are effective as of December 31, 2025. On January 23, 2025, in connection with the Company’s continuation to Switzerland, the Company entered into new employment agreements (the “2025 Employment Agreements” and each a “2025 Employment Agreement”) with John Kanellitsas, Executive Chair, Sam Pigott, President & CEO (Executive Director & CEO as of January 1, 2026), Alec Meikle, Executive Vice President, Corporate Development (President as of January 1, 2026), and Alex Shulga, Vice President and CFO. The 2025 Employment Agreements reflect certain changes required by Swiss law that, among other things, removed payments on termination and on termination after a “Change of Control”. It was necessary to enter into the 2025 Employment Agreements as the employment agreements in place prior to the Company’s continuation to Switzerland for Messrs. Kanellitsas, Pigott, Meikle and Shulga contained termination and termination after a “Change of Control” provisions that were prohibited by Swiss law. In consideration for entering into the 2025 Employment Agreements and the adverse changes to the respective executives’ termination and termination after a “Change of Control” provisions, the Company made a one-time grant of RSUs to the executives with an aggregate grant date fair value of $3,856,246.

The 2025 Employment Agreements also provide for certain Notice Period Payments and Non-Compete Payments (as defined below) in the event of written notice by either the Company or the executive, as applicable, that the applicable executive’s employment with the Company will be terminated. The material terms of such payments are the following:

•
12 months’ advance written notice must be provided by either the Company or the executive to terminate his employment, unless the termination is by the Company for “cause” or by the executive without “good reason” (as such terms are defined in the 2025 Employment Agreements) (the “Notice Period”).
•
The parties will determine the extent, duration, and nature of the applicable executive’s active employment services to be provided during the Notice Period, and the time at which such active services cease will be the beginning of the “Garden Leave Period.”
•
The executives will receive continued payments during the Notice Period (the “Notice Period Payments”) equal to the following: continued payments of (1) base salary and (2) an amount equal to (A) the pro rata STI bonus approved by the Board for the period(s) that the Notice Period encompasses during which the executive continues to perform services to the Company (if any) and (B) the executive’s average STI bonus award during the past three years or, such lesser number of years that executive has been eligible to earn an STI bonus (the “Average STI Award”), prorated for the period commencing on, (i) if the executive does not continue to perform services to the Company during the Notice Period, the date immediately following the date on which notice of termination is given and ending on the date on which the Notice Period expires, and (ii) if the executive continues to perform services to the Company during part of the Notice Period, the date on which the Garden Leave commences and the date on which the Notice Period expires.
•
The executives will receive payments during the one-year period following expiration of the Notice Period in exchange for their compliance with non-competition, non-solicitation, and other restrictive covenant obligations (the “Non-Compete Payments”) equal to the following: (1) one year of base salary and (2) the Average STI Award.
•
Both the Non-Compete Payments and the Notice Period Payments are subject to offset and/or reduction in the event that an executive materially breach any of their restrictive covenant obligations or earn compensation from new employment (and/or other activity) that exceeds a certain threshold amount set forth in the 2025 Employment Agreements.
•
Certain of the Notice Period Payments and Non-Compete Payments will be subject to the applicable executive’s execution and non-revocation of a release of claims in favor of the Company.

John Kanellitsas, Executive Chair

As at December 31, 2025, Mr. Kanellitsas was paid a base annual salary of $420,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary and long-term incentive compensation at a target rate of 75% of base salary.

Mr. Kanellitsas’ 2025 Employment Agreement removed Mr. Kanellitsas’ entitlement to severance, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Kanellitsas’ employment is terminated by the Company or Mr. Kanellitsas resigns for “Good Reason”. Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

In January 2026, Mr. Kanellitsas and the Company entered into a Retirement Agreement and Release, whereby Mr. Kanellitsas, effective March 31, 2026, would transition from Executive Chair to Non-Executive Chair and Mr. Kanellitsas’ 2025 Employment Agreement would terminate. Mr. Kanellitsas’ transition to Non-Executive Chair, in conjunction with Mr. Meikle’s appoint to President, reflects his faith in Mr. Pigott and Mr. Meikle’s ability to oversee the Company’s day-to-day operations and long-term value creation for the Company’s shareholders, in addition to strengthening the Company’s governance and management structure. Mr. Kanellitsas will continue to provide Board and Committee leadership and focus on long-term strategy and industry partnerships.

Sam Pigott, President & Chief Executive Officer

As at December 31, 2025, Mr. Pigott was paid a base annual salary of $450,000 and was eligible to receive short-term incentive compensation and long-term incentive compensation.

Mr. Pigott’s 2025 Employment Agreement removed Mr. Pigott’s entitlement to severance, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Pigott’s employment is terminated by the Company or Mr. Pigott resigns for “Good Reason”. Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

Alec Meikle, Executive Vice President, Corporate Development

As at December 31, 2025, Mr. Meikle was paid a base annual salary of $360,000 and was eligible to receive short-term incentive compensation and long-term incentive compensation.

Mr. Meikle’s 2025 Employment Agreement removed Mr. Meikle’s entitlement to the severance, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Meikle’s employment is terminated by the Company or Mr. Meikle resigns for “Good Reason”. Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

Alex Shulga, Vice President and Chief Financial Officer

As at December 31, 2025, Mr. Shulga was paid a base annual salary of $350,000 and was eligible to receive short-term incentive compensation (the “Shulga STI Bonus”) and long-term incentive compensation.

Mr. Shulga’s 2025 Employment Agreement removed Mr. Shulga’s entitlement to severance, both on termination of employment without “Cause”, because of “Disability” or for “Good Reason” and if there is a “Change of Control” and Mr. Shulga’s employment is terminated by the Company or Mr. Shulga resigns for “Good Reason”. Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

Mariano Chiappori, Vice President and Chief Operating Officer

As at December 31, 2024, Mr. Chiappori was paid a base annual salary of $373,750 and was eligible to receive short-term incentive compensation (the “Chiappori STI Bonus”) and long-term incentive compensation.

On termination of employment without “Cause”, because of “Disability” or for “Good Reason”, each as defined in Mr. Chiappori’s employment agreement, Mr. Chiappori will receive the following severance package: (a) 12 months (the “Chiappori Severance Period”) of base salary; (b) the Chiappori STI Bonus he would have earned through the Chiappori Severance Period based on the Chiappori STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Chiappori Severance Period or reimbursement for replacement coverage (the “Chiappori Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such “Change of Control”, Mr. Chiappori’s employment is terminated by the Company or Mr. Chiappori resigns for “Good Reason” then Mr. Chiappori shall be entitled to the Chiappori Severance Package, except the Chiappori Severance Period shall be 18 months.

Termination and Change of Control Benefits

The following table discloses, as of December 31, 2025, the estimated incremental payments and benefits that might be paid under the various plans and arrangements to current Named Executives in the event of termination without cause and termination following a change of control (assuming an effective date of December 31, 2025, for each termination scenario).

Name / Event of Termination	Cash Severance US$	Notice Period and Non-Compete Payements US$	Continuation of Benefits US$	Short-Term Incentive US$	Accelerated Vesting of Equity US$(3)	Total US$
John Kanellitsas, Executive Chair(4)
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$1,635,380	$58,887		$1,844,106	$3,538,374
Termination Related to Change of Control(1)(2)	-	-	-	-	$9,402,308	$9,402,308
Resignation	-	-	-	-	-	-
Sam Pigott, President and Chief Executive Officer(5)
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$2,081,528	$7,160		$2,508,991	$4,597,679
Termination Related to Change of Control(1)(2)	-	-	-	-	$6,630,939	$6,630,939
Resignation	-	-	-	-	-	-
Alex Shulga, Vice President and Chief Financial Officer
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$1,355,261	$21,005	-	$1,580,663	$2,956,930
Termination Related to Change of Control(1)(2)	-	-	-	-	$4,456,749	$4,456,749
Resignation	-	-	-	-	-	-
Mariano Chiappori, Vice President and Chief Operating Officer
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	$373,750			$442,113	-	$815,863
Termination Related to Change of Control(1)(2)	$560,625			$663,170	$2,409,148	$3,632,943
Resignation	-	-	-	-	-	-
Alec Meikle, Executive Vice President, Corporate Development(6)
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$1,417,063	-	-	$4,875,475	$6,292,538
Termination Related to Change of Control(1)(2)	-	-	-	-	$7,236,434	$7,236,434
Resignation	-	-	-	-	-	-

Notes:

(1)
The entitlement of the named executives to payment upon a change of control is not necessarily in substitution for, and may be in addition to, amounts payable to such named executives upon termination by the Company.
(2)
Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.
(3)
For the equity component, the amount represents the realizable value as of December 31, 2025, of Options, RSUs and PSUs which are subject to accelerated vesting. The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025, of $5.58 and the exercise price of the Options. The value of accelerated RSUs and PSUs is calculated on the basis of the closing price of the Shares on the NYSE on December 31, 2025, of $5.58. Will transition to non-Executive Chair on March 31, 2026.
(5)
Appointed CEO effective from March 19, 2024. Ceased to be President and remains solely CEO as of January 1, 2026.
(6)
Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Securities Authorized For Issuance Under Equity Incentive Plans

Under the conditional capital for equity incentive plans under the Articles, the Company may issue up to 16,193,223 Common Shares. The current Incentive Plan is the Company’s only equity incentive plan and governs all equity incentives awarded by the Company, including RSUs, PSUs, DSUs and Options. The aggregate number of Common Shares that may be subject to issuance, together with any other securities-based compensation arrangements of the Company under the Incentive Plan, must not exceed 8% of the issued and outstanding Common Shares from time to time. Based on the number of outstanding Common Shares issued as of December 31, 2025, 12,992,552 Shares may be reserved for issuance under the Incentive Plan.

The following information is as at the Company’s financial year ended December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted- average exercise price of outstanding Options US$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	11,241,363	4.86	1,751,189
Equity compensation plans not approved by the securityholders	-	-	-
Total	11,241,363	4.86	1,751,189

Annual Burn Rate

The annual burn rate of the Incentive Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Incentive Plan during the applicable financial year, by (ii) the weighted average number of Shares outstanding for the applicable financial year. “Awards” for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

This calculation does not reflect the new replacement incentive securities issued in exchange for old incentive securities as part of the Separation Transaction.

Financial Year ended December 31	Number of Awards awarded under the Incentive Plan (a)	Weighted average number of Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2025	4,858,119	162,171,992	3.00%
2024	3,209,025	161,338,014	1.99%
2023 (Post-Separation Transaction)	2,943,500	155,331,000	1.9%
2023 (Pre-Separation Transaction)	598,408	153,129,000	0.39%
2022	236,195	133,709,000	0.18%

Securities Authorized For Issuance Under Equity Compensation Plans

Overview

Below is a summary of the material terms of the Second Amended and Restated Equity Incentive Plan (the “Incentive Plan”) as last amended and approved by the Board on January 23, 2025. Amendments to the Incentive Plan consisted primarily of changing references of “Lithium Americas (Argentina) Corp. to “Lithium Argentina AG” in connection with the continuation to Switzerland, revising the definition of “fair market value” and changes necessary to comply with Swiss law in connection with the continuation to Switzerland. The amendments were made without Shareholder approval pursuant to the amendment provisions of the Incentive Plan and the TSX Company Manual. The amendments were accepted by the TSX. Shareholders last approved the Incentive Plan on June 20, 2024. Terms not herein defined shall have the meaning ascribed to them in the Incentive Plan.

The Incentive is the Company’s equity incentive plan and governs all equity incentives awarded by Lithium Argentina, including Options, DSUs, and Restricted Share Rights, whether time based or in the form of PSUs. The Company is permitted to issue an aggregate of 8% of the Common Shares based on the current number of Common Shares outstanding.

Summary of the Second Amended and Restated Equity Incentive Plan

SECOND AMENDED AND RESTATED EQUITY INCENTIVE PLAN SUMMARY

Plan Type and Shares Available for Award Grants

Subject to the conditional capital of the Company for equity incentive plans under the Company’s Articles of Association, our plan is an 8% “rolling” equity compensation plan, with maximum number of equity awards disclosed in the next table, pursuant to TSX and NYSE requirements. Any increase to the percentage number of awards must be cleared with TSX and NYSE and would generally require shareholder approval.

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

Approval of Award Grants

Under the Second Amended and Restated Equity Incentive Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are generally approved by the Board, on the recommendation of the GNCLC. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of Restricted Share Rights, without Board approval of individual grants. This is generally used for grants to new hires.

Vesting Periods

Vesting periods are determined by the Board, on the recommendation of the GNCLC. Vesting of restricted Share Rights is determined by the Board at the time of grant and shall be specified in the Restricted Share Grant Letter.

The Second Amended and Restated Equity Incentive Plan provides that, unless otherwise determined from time to time by the Board, on the recommendation of the GNCLC, Options shall vest and may be exercised (in each case to the nearest full Share) during the period which an Option is outstanding (the “Option Period”) as follows: (a) at any time during the first six (6) months of the Option Period, the optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and (b) at any time during each additional six (6) month period of the Option Period the optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Options – Term, Grant Date, Exercise Price and Expiry Date Extension for Blackout Periods

The Second Amended and Restated Equity Incentive Plan provides that Options generally have a term of five years for exercise upon the payment of an exercise price that is set at the time of grant. At the end of the exercise period, Options expire. The grant date is generally set as (i) the date the GNCLC recommended the Option award to the Board for approval; (ii) the grant date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.

The exercise price for Options granted under the Second Amended and Restated Equity Incentive Plan cannot be less than the closing price of the Shares on NYSE on the day immediately prior to the grant date.

Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.

Cashless Surrender of Options

Subject to payment of the applicable share par value, the Second Amended and Restated Equity Incentive Plan provides for cashless surrender of Options by allowing the holder to forego their Options in exchange for receiving a set number of Shares determined by calculating the “in the money” value of the Options (i.e. the fair market value of the Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Shares.

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

Insider and Non-Employee Director Award Limits

Shares issued or issuable to insiders under the Second Amended and Restated Equity Incentive Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider’s associates in any one-year period; and a 5% cap for any individual, at any given time.

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

Second Amended and Restated Equity Incentive Plan Grants and Limits

Maximum aggregate number of Shares that may be granted under the Second Amended and Restated Equity Incentive Plan, together with any other securities-based compensation arrangements of the Company	12,992,552 (represents 8% of issued and outstanding Shares as of December 31, 2025)

Options as of December 31, 2025	2,715,000

Restricted Share Rights as of December 31, 2025, including the maximum number of Shares issuable pursuant to outstanding PSUs	7,562,200

DSUs as of December 31, 2025	964,163

Shares issuable pursuant to outstanding Awards under the Equity Incentive Plan	11,241,363

Number of securities remaining available for future issuance under equity compensation plans	1,751,189 (represents approximately 1.08% of issued and outstanding Shares as of December 31, 2025)

C. Board Practices

About the Board

The Board consists of eight directors whose terms expire annually. John Kanellitsas, George Ireland and Franco Mignacco have served as directors since 2015 and Diego Lopez Casanello, Robert Doyle and Calum Morrison have served as directors since 2023. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board. Each director nominee elected will hold office until their successor is elected at the next annual meeting of Shareholders, or any postponement(s) or adjournment(s) thereof, or until their successor is otherwise elected or appointed. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

•
developing and approving corporate policies and guidelines;
•
assisting in the definition of corporate objectives and assessing corporate strategies and key plans;
•
overseeing material risks of the Company and its business;
•
overseeing the integrity of our internal financial controls and management information systems;
•
evaluating the Company's performance and the performance of the Board, its committees and individual directors; and
•
appointing executive officers and, together with the relevant committee, reviewing their performance.

The Board has adopted a Corporate Governance Framework where the Board has outlined its responsibilities in a board mandate. The board mandate and structural parameters of the Board is available in Lithium Argentina’s Corporate Governance Framework on our website (www.lithium-argentina.com).

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

The non-independent directors of the Company are Sam Pigott, who is the CEO of the Company; John Kanellitsas, who was the Executive Chair; and Franco Mignacco, who was the President of Exar, which is a significant equity investee of the Company, and is now the Chair of the Shareholder Committee of Exar.

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

Our Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a “foreign private issuer” under U.S. securities laws, the Company is permitted to follow Swiss requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three (3) members of our Audit and Risk Committee satisfy the independence requirements of Rule 10A-3 under the Exchange Act.

Role of the Chair and the Independent Lead Director

The Board Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. The Company has developed a written description for the role of the Chair. The responsibilities of this role include:

•
Provide leadership to enable Board to act in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;
•
Work with the CEO and other officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning;
•
Providing advice and mentorship to the CEO;
•
Provide advice, counsel mentorship to the CEO and fellow members of the Board;
•
Chairing Board meetings and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;
•
Facilitating in-camera sessions at Board meetings without the presence of management;
•
Ensuring the proper flow of information between management and the Board;
•
Chair the annual, and any special meeting, of the Shareholders; and
•
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

•
Presentations from management at least quarterly on items including the status of the Company's projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material projects, investor relations matters, and human resources; and
•
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

The committee’s primary areas of responsibility include:

•
Overseeing the integrity of the Company’s financial statements and reviewing the Company’s financial disclosure and reporting;
•
Overseeing the integrity and performance of the Company’s internal audit processes, including the internal audit function;
•
Monitoring the qualifications, independence and performance of the Company’s External Auditors;
•
Reviewing the integrity and effectiveness of the Company’s systems of internal controls for reporting on the Company’s financial condition;
•
Monitoring Management’s compliance with legal and regulatory requirements as it relates to financial and reporting matters; and
•
Overseeing certain risk management systems and practices adopted by the Company.

All members of the Audit and Risk Committee are financially literate, and two members are designated as financial experts, being Robert Doyle and Calum Morrison. “Financially literate” means they have the ability to read and understand a company’s financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each Audit and Risk Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the Audit and Risk Committee have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

The Audit and Risk Committee’s charter is available at the Company’s website: www.lithium-argentina.com.

Sustainable Development Committee

The Sustainable Development Committee assists the Board with oversight of the following matters:

•
The review and reporting to the Board on corporate policies, procedures and practices with respect to managing the risks and opportunities associated with:
o
Health and safety;
o
Environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production;
o
Social engagement and social responsibilities including but not limited to interactions with local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and
o
Sustainable development and business practices as they relate to environmental, safety, social responsibility and related matters in the conduct of the Company’s activities;
•
The review and monitoring of Company’s sustainability reporting, as well as the Company’s alignment and audits against sustainability.

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

•
Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which we operate, and additional environmental standards and practices that are voluntarily adopted by the Company;
•
Exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;
•
Educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that our employees behave in a manner which recognizes the Company’s social responsibility;
•
Conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and
•
Striving to continually improve our environmental performance by designing and developing our operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

The Sustainable Development Committee charter is available at the Company’s website: www.lithium-argentina.com.

Governance, Nomination, Compensation and Leadership Committee

The Governance, Nomination, Compensation and Leadership Committee has a written charter setting out its responsibilities. Generally, the committee assists the Board with oversight of the following matters:

•
Identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board;
•
Developing and recommending corporate governance guidelines and practices for the Company to the Board to consider;
•
Reviewing executive management development and succession planning for the Company; and

•
The Board’s responsibilities relating to compensation and benefits of the executive management and directors of the Company; and
•
Developing and overseeing the Company management’s compensation policies and programs.

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

The Governance, Nomination, Compensation and Leadership Committee charter is available at the Company’s website: www.lithium-argentina.com.

D. Employees

As at December 31, 2025, the Company had 60 employees, of which 21 employees are assigned to operations and 22corporate employees were based in Argentina, 11 corporate employees were based in Canada, 1 in Portugal, 2 in Switzerland and 3 corporate employees were based in the US. The Company has administrative offices in Vancouver, Canada and Buenos Aires and Salta, Argentina, and its corporate headquarters is located in Switzerland.

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total

December 31, 2023	144	1	145
December 31, 2024	70	1	71
December 31, 2025	60	0	60

None of our employees are members of a labor union.

E. Share Ownership

As of March 6, 2026, our directors and Named Executives, as a group, beneficially owned a total of 9,279,844 Shares, representing beneficial ownership of 5.66% of the Shares.

The table below sets forth the number of Shares beneficially owned by our directors and Named Executives as of March 6, 2026. The persons listed below are deemed to be the beneficial owners of Shares underlying options DSUs, PSUs and RSUs that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 9,279,844 outstanding Shares as of March 6, 2026, plus 9,111,495 Shares underlying options, DSUs, PSUs and RSUs that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 18,391,339.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Shares Held	Exercisable Options	DSUs	PSUs	RSUs	Number of Shares Beneficially Owned	Percent of Outstanding Shares

John Kanellitsas	2,405,990	340,000	0	0		4,523,858	2.76%

Sam Pigott	69,269	340,000	0	0	1,383,456	1,792,725	1.09%

George Ireland	3,725,460	150,000	325,231	0	0	4,200,691	2.56%

Diego Lopez Casanello	150,000	150,000	187,331	0	0	487,331	0.30%

Robert Doyle	14,500	150,000	187,331	0	0	351,831	0.21%

Franco Mignacco	2,703,992	210,000	73,370	0	230,104	3,217,466	1.96%

Monica Moretto	4,265	0	120,053	0	0	124,318	0.08%

Calum Morrison	15,000	150,000	187,331	0	0	352,331	0.22%

Alec Meikle	21,970	250,000	0	41,826	1,340,866	1,654,662	1.01%

Alex Shulga	54,464	175,000	0	9,802	888,794	1,128,060	0.69%

Mariano Chiappori	114,934	90,000	0	0	353,132	558,066	0.34%

Total	9,279,844	2,005,000	1,080,647	51,628	5,974,220	18,391,339	11.23%

Refer to section titled, Compensation, for the details of the options held by our directors and Named Executives as at December 31, 2025.

The description of any arrangements involving the employees in the Capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company are disclosed above in "Item 6. - Directors, Senior Management and Employees."

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted compensation recovery policy effective October 2, 2023 (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Company amended and restated the Incentive Compensation Clawback Policy, effective January 23, 2025 (the “Amended Incentive Compensation Clawback Policy”). The Amended Incentive Compensation Clawback Policy is filed as Exhibit 97.1 to this annual report. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this annual report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy or the Amended Incentive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy or the Amended Incentive Compensation Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings the following are the only persons or companies who beneficially own 5% or more of the outstanding Shares of the Company as December 31, 2025:

	2025
Name	Number of Shares Held	Percentage of Shares
General Motors Holdings LLC	15,002,245	9.237%
GFL International Co., Limited	15810,000	9.735%

All major shareholders have the same voting rights as all other shareholders of the Company.

The major changes in the last three years in the percentage ownership of people who beneficially own 5% of the outstanding voting rights attached to our Shares were:

•
On February 16, 2023, General Motors Holdings LLC became the record holder of 15,002,243 Shares, without par value, reporting 9.99% equity ownership.
•
On October 3, 2023, General Motors Holdings LLC held the same number of shares but the percentage of shares owned decreased to 9.374% based on Lithium Argentina’s total Shares outstanding equaling 160,047,673 as of September 28, 2023.

Ganfeng Standstill

On November 29, 2024, the Company and Ganfeng entered into a three year standstill agreement pursuant to which Ganfeng agreed that it will not, directly or indirectly, acquire or facilitate the acquisition of a controlling interest in the Company (subject to customary exceptions).

We are a publicly owned Company, and our Shares are beneficially owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

As of March 13, 2026, there were 33 record holders of the Company’s Shares with addresses in the United States, with combined holdings of 47,428,380 Shares.

B. Related Party Transactions

For information regarding the Company’s related party transactions, see the section titled “Related Party Transactions” in the Management's Discussion and Analysis of the Company for the year ended December 31, 2025 incorporated by reference into this annual report as Exhibit 15.1 and Notes 6, 7, 8, 9, 10 and 15 of the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in “Item 18. – Financial Statements” of this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, PricewaterhouseCoopers LLP, are filed as part of this Annual Report under "Item 18. - Financial Statements."

Legal Proceedings and Regulatory Actions

During the year ended December 31, 2025, there have been no material legal proceedings to which the Company is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to the Company to be contemplated. To the best of our knowledge, and as of the date hereof, no changes have been made to these circumstances.

During the year ended December 31, 2025, the Company has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Lithium Argentina been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. To the best of our knowledge and as of the date hereof, this remains unchanged.

Dividend Policy

The Company has no fixed dividend policy and has not declared any dividends on its Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Dividends may be paid by a Swiss company only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) Lithium Argentina has sufficient distributable profits from the previous fiscal years, or if Lithium Argentina has freely distributable reserves, including out of capital contribution reserves. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

B. Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Shares of the Company are listed on the TSX and the NYSE under the ticker symbol "LAR."

B. Plan of Distribution

Not applicable.

C. Markets

The Shares of the Company are listed on the TSX and the NYSE under the ticker symbol "LAR."

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description is a summary of the Articles of Association. This summary is not complete and is qualified by reference to the provisions of the Swiss Code of Obligations and is subject to the complete text of the Articles of Association, which is filed as Exhibit 1.1 to this annual report.

Share Capital

Following the Continuation being effective, as of the date hereof, Lithium Argentina's (nominal) share capital (Aktienkapital) amounts to US$1,619,322.34, consisting of 161,932,234 Shares with a nominal/par value per share of US$0.01 each as set forth in the Articles of Association. The share capital is fully paid-in (which term, when used herein, means that the entirety of such share's issue price has been fully paid to Lithium Argentina). Lithium Argentina has one class of shares outstanding, being the Shares. The Shares are not convertible into shares of any other class or series.

The Swiss Code of Obligations provides three methods for increasing a company’s share capital: (i) ordinary capital increase, (ii) increase within the capital band, and (iii) increase from conditional capital.

Ordinary Capital Increase, Capital Band and Conditional Share Capital

An ordinary capital increase requires a resolution by the general meeting of shareholders and must be carried out by the Board within six months of the respective general meeting in order to become effective. Under Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind, or to fund acquisitions in kind, or by way of set-off with a debt of Lithium Argentina, when shareholders’ statutory subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal/ par value of the shares represented is required.

Further, the shareholders may authorize the Board, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal par value of the shares represented at such meeting (such qualified majority, “Important Resolution”), to increase the share capital by a specific aggregate nominal amount, up to a maximum of 50% of the share capital,

•
within the capital band (Kapitalband), to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or
•
from the conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible instruments of the company or one of its subsidiaries or (ii) grants of rights to employees, members of the Board or consultants or its subsidiaries or other persons providing services to the company or a subsidiary to subscribe for new shares (conversion or option rights), without further shareholders' approval, provided the Articles of Association delegate such authority to the Board (see section “Capital Band” and “Conditional Capital”).

Lithium Argentina’s Capital Band

Under Article 4 of the Articles of Association, the Board of Lithium Argentina is authorized to conduct at any time until January 17, 2030, at the latest, once or several times an increase of the share capital to a upper limit of US$1,781,254.57 by issuing a maximum of 16,193,223 fully paid-in Shares with a nominal value of US$0.01 each or to reduce the share capital down to a lower limit of US$1,457,390.11 by cancelling up to 16,193,223 fully paid-in shares. Within the capital band, the Board shall also be authorized to effect the increase/reduction of the share capital by increasing/reducing the par value of the existing Shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band.

If the share capital increases as a result of an increase from conditional capital, the upper and lower limits of the capital band will increase in an amount corresponding to such an increase in the share capital.

Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation (merger with one surviving entity), acquisition, public takeover or any other similar transaction (a “Strategic Transaction”)

In the event of a share issuance within Lithium Argentina’s capital band, the Board, as set forth in the Articles of Association, will determine all relevant terms of the issuance, including the date of the issuance, the issuance price, the type of contribution, the beginning date for dividend entitlement, and, subject to the Articles of Association and applicable Swiss law, the conditions for the exercise of subscription rights with respect to the issuance. After January 17, 2030, the capital band will be available to the Board for issuance of additional fully-paid in Shares only if the authorization is reapproved by Lithium Argentina's shareholders. Shareholders may also approve a renewal or change to the capital band before such time.

In the case of a share issuance based on Lithium Argentina’s capital band, Lithium Argentina’s shareholders have subscription rights to obtain newly issued Shares in an amount proportional to the nominal/par value of the Shares they already hold. However, the Board may withdraw or limit these subscription rights in the following circumstances:

(a)
if the issue price of the new shares is determined by reference to the market price;
(b)
for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of Lithium Argentina or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of Lithium Argentina or any of its group companies, or, in each case, for the financing or refinancing of such transactions;
(c)
for participation of partners in the context of strategic partnerships;
(d)
for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of Lithium Argentina and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;
(e)
for purposes of broadening the shareholder constituency of Lithium Argentina in certain financial or investor markets or for purposes of the participation of strategic partners including financial investors;
(f)
in connection with listing of new shares on domestic or foreign stock exchanges;
(g)
for purposes of granting an over-allotment option (Greenshoe) in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(h)
for the participation of members of the Board, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of Lithium Argentina or any of its group companies, including arrangers and investment banks.

Lithium Argentina’s Conditional Capital

Conditional Capital for Equity Incentive Plans

Under Article 5 of the Articles of Association, Lithium Argentina's share capital may be increased by a maximum amount of US$161,932.23 through the direct or indirect issuance of no more than 16,193,223 fully paid-in Shares to the members of the Board and to the officers, employees, contractors or consultants of Lithium Argentina or any of its group companies, or other persons providing services to Lithium Argentina or any of its group companies (the “Beneficiaries”). The issuance of fully paid-in Shares with a par value of US$ 0.01 each pursuant to Article 5 of the Articles of Association may also occur as a result of the voluntary or automatic settlement, conversion or exercise of rights or the mandatory exercise of obligations to acquire new shares granted to, or im-posed on, respectively, any of the Beneficiaries.

Subscription and advance subscription rights of shareholders are excluded for this conditional capital increase. Any such issuance of new shares or voluntary, automatic or mandatory exercise of rights or obligations to acquire shares shall be under one or more plans, agreements, regulations or resolutions to be issued by the Board or, to the extent delegated to it, a committee of the Board. The Board will determine all details of the terms of issue, such as each amount of issue, date of dividend entitlement, and kind of contributions. Any such issuance of new shares may be made at a price per share below the applicable stock exchange price and any such rights or obligations to acquire shares may be granted or imposed on, respectively, below their intrinsic value.

During the reporting period, the Company has issued 1,900,506 new fully-paid Shares out of its conditional share capital for equity incentive plans pursuant to Article 5 of the Articles of Association in order to satisfy entitlements of participants under the Second Amended and Restated Equity Incentive Plan, as last amended and approved by the Board on January 23, 2025 (the “Equity Incentive Plan”). The issuances of fully paid Shares occurred upon (i) the vesting of performance share units and restricted share units and (ii) the exercise of options, in each case in accordance with the terms of the Equity Incentive Plan.

As a result of these Share issuances, the number of the Company’s total issued Shares has increased from 161,932,234 to 163,832,740. The Board of Directors will, in accordance with the requirements of Swiss law, amend the Articles of Association to reflect the number of newly issued Shares and the resulting changes to the stated share capital and the conditional share capital and will cause such amendments to be filed with, and registered by, the commercial register, so that the registered share capital and the conditional share capital reflect the new Shares issued out of conditional share capital.

Conditional Capital for Financing Purposes

Under the Articles of Association, Lithium Argentina's share capital may be increased by a maximum amount of US$161,932.23 through the direct or indirect issuance of no more than 16,193,223 Shares that are to be fully paid-in and have a par value of US$0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) through obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of Lithium Argentina or any of its group companies (collectively, “Financial Instruments”).

Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with the Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the Board.

The Board is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by Lithium Argentina or one of its group companies if (i) there is a valid reason pursuant to Article 4(4) of the Articles of Association as listed in the section "Capital Band" or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the indenture dated December 6, 2021, as amended (the “Indenture”). If the advance subscription rights are neither granted directly nor indirectly by the Board, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

During the reporting period, the Company did not issue any new fully-paid Shares out of its conditional share capital for financing purposes.

Subscription Rights and Advance Subscription Rights

According to the Swiss Code of Obligations, if new shares of a company are issued - whether pursuant to shareholders' approving an increase of the ordinary share capital or the Board making use of the capital band or conditional capital - the existing shareholders will have subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) in relation to such shares or rights pro rata to the respective nominal/par value of their existing participation.

If the general meeting of shareholders has approved the creation of the capital band and/or conditional capital, it may thereby delegate the decision whether to withdraw or limit the subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) for cause to the Board. The Articles of Association provide for this delegation in respect to the issuance of new shares out of the capital band and the conditional capital for financing purposes (see description above in sections "Capital Band" and "Conditional Capital"). Furthermore, the Articles of Association set forth, that shareholders do not have subscription rights and advance subscription rights with respect to shares issued pursuant to Lithium Argentina's equity incentive plan out of the conditional share capital for equity incentive.

Repurchases and Purchases of Shares

The Swiss Code of Obligations imposes restrictions on a company’s ability to hold or repurchase its own Shares. Lithium Argentina and its subsidiaries may only repurchase own shares if sufficient freely distributable reserves are available. The total nominal value of all Shares held by Lithium Argentina and its subsidiaries may not exceed 10% of Lithium Argentina's registered share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the Articles of Association of a company, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our Articles of Association. Shares repurchased under such authorization will be cancelled at the next general meeting with the approval of shareholders holding a relative majority of the votes cast or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision. Repurchased shares held by Lithium Argentina, or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Other classes or Series of Shares

The Board may not create any new classes of shares with privileged voting rights unless approved by an Important Resolution. Further, following the Continuation, the Board may not create any new classes of shares with special rights or restrictions (other than rights which require an Important Resolution) unless the shareholders pass a special resolution approved by at least two-thirds of the represented share votes. The Shares are not convertible into shares of any other class or series or subject to redemption either by Lithium Argentina or by the holder of the Shares.

General Meetings of Shareholders

Under the Swiss Code of Obligations and the Articles of Association, the following powers, among others, are vested exclusively with Lithium Argentina’s shareholders: amendment of the Articles of Association; election and removal of the members of the Board, the chairperson of the Board, the members of the compensation committee, the statutory auditor and the independent voting representative; approval of the management report and the consolidated statements of account, if any; the adoption of resolutions on the use of the available earnings, in particular the declaration of dividends or the return of capital; and the release from liability of the members of the Board and the other management bodies.

Under the Swiss Code of Obligations, Lithium Argentina must hold an annual general meeting of shareholders within six months after the end of its business year, for the purpose, among other things, of approving the annual (standalone and consolidated) financial statements and the annual business report, the annual election of the members of the Board and the chairman, the members of the compensation committee, and annually approving the maximum aggregate compensation payable to the Board and Lithium Argentina’s executive management. In Lithium Argentina's case, this means the annual general meeting of shareholders is on or before the 30th day of June. Annual general meetings of shareholders may be convened by the Board or, under certain circumstances, by the Swiss Statutory Auditor.

Furthermore, Lithium Argentina may hold extraordinary general meeting upon the resolution of the Board or, under certain circumstances, by the Swiss Statutory Auditor, the liquidators or the representatives of bondholders, if any, or if so resolved by a general meeting of shareholders or by individual shareholders. Further, the Board must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on Lithium Argentina's annual stand-alone statutory balance sheet, half of its share capital and reserves are no longer covered by Lithium Argentina's assets (Kapitalverlust).

Notice

Under Swiss law and the Articles of Association, notice of an annual general meeting of shareholders must be provided no less than 20 days before the scheduled meeting date, but, as Lithium Argentina is still subject to applicable Canadian and U.S. securities laws, Lithium Argentina will be required to send notice thereof in accordance with applicable Canadian and U.S. securities laws. The notice must contain the date, time, the form and, if applicable, the location of the general meeting as well as a clear description of the matters and business to be discussed and, in case of elections, the names of the nominated candidates. Further, the notice contains the motions of the Board and a short explanation thereof, the name and the address of the independent voting representative and any shareholder's motion that has been submitted with a short explanation thereof. In the case of an extraordinary general meeting requested by the shareholders (see "Shareholder Requisitions and Shareholder Proposals"), the Board shall convene a shareholders' meeting within 60 days of receipt of such request. According to the Articles of Association, notice may, at the election of the Board, be published in the Swiss Official Gazette of Commerce and/or may be sent by ordinary mail, e-mail, or any other form the Board deems appropriate.

Except in the limited circumstances outlined below, resolutions cannot be passed at a general meeting of shareholders without proper notice. This restriction does not apply to proposals for convening an extraordinary general meeting of shareholders, initiating a special investigation (see "Special Investigation", or electing an auditor at the request of a shareholder. Furthermore, no prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

Under the Swiss Code of Obligations, a meeting of shareholders for which a notice of meeting has been duly published may not be adjourned, except where the presence quorum set forth in the Articles of Association (see section "Presence Quorum") is not met, in which case the meeting cannot be adjourned without publishing a new notice of the meeting.

Presence Quorum

While applicable Swiss law does not provide for attendance quorum in respect of shareholders' meetings, the Articles of Association provide for quorum requirements. For resolutions to be passed at a shareholders' meeting, at least two shareholders entitled to vote, either in person or by proxy, must be present and collectively represent at least 5% of the issued shares entitled to vote at the meeting. Under the Swiss Code of Obligations, the Board has no authority to waive quorum requirements stipulated in the Articles of Association.

Venue

Under the Articles of Association, meetings of shareholders may be held outside of Switzerland or in a hybrid format. Fully virtual shareholder meetings without a venue are also permitted until January 17, 2030. In the event Lithium Argentina holds a fully virtual shareholder meeting, it must ensure in accordance with Swiss law that shareholders will have the same rights participating electronically as they would have for an in-person meeting. The Board must ensure that the identity of the participants is verified, that votes are transmitted in real-time, that shareholders are able to submit motions and participate in discussions, and that voting results cannot be manipulated.

Shareholder Requisitions and Shareholder Proposals

The Articles of Association provide shareholders with the right to submit shareholder proposals. Shareholders holding, individually, or together with other shareholders with whom the proposal is made, 0.5% of Lithium Argentina's share capital or of the votes may request that items be placed on the agenda for the general shareholders' meeting and/or that motions relating to items on the agenda be included in the notice convening the meeting. Such requested motions and agenda items must be submitted to the Board in writing before the general shareholders' meeting to be included in the meeting notice and may be accompanied by a brief explanation, which the Board must include in the meeting notice to shareholders. The Articles of Association provide that such advance notice must be given no later than three months before the anniversary date of Lithium Argentina's prior annual general meeting. If the Board refuses to accept such a request, the requesting shareholder(s) may seek to enforce their rights through the court. Furthermore, under Swiss law, at the meeting itself, any shareholder present may submit a motion concerning existing agenda items, including the nomination of a director where election of directors is on the agenda.

The Swiss Code of Obligations and Articles of Association provide shareholders the right to requisition shareholders' meetings, enabling shareholders holding, individually, or together with other shareholders, at least 5% of Lithium's share capital or of the voting rights to demand that the Board call a shareholders meeting. The shareholders' meeting shall be convened by the Board within 60 days of receipt of such a request.

Swiss Annual Report and Statutory Auditor Report

Lithium Argentina’s Swiss annual report, compensation report and Auditors’ report must be made available for inspection by the shareholders at least 20 days prior to the date of the annual general shareholders' meeting. Each shareholder is entitled to request delivery of a copy of these documents in due time if they are not made available electronically.

Shareholder Rights

Voting Rights

Under the Articles of Association, each holder of Shares is entitled to one vote per Share. Abstentions, broker non-votes, and blank or invalid ballots shall be disregarded for purposes of establishing a majority. The Articles of Association do not limit the number of Shares that may be voted by a single shareholder.

To exercise voting rights at a general meeting of shareholders, a shareholder must be registered in the share register.

Treasury shares, whether owed by Lithium Argentina or one of its majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders.

There are currently no limitations under Swiss law or in the Articles of Association restricting the rights of shareholders outside Switzerland to hold or vote Shares.

Unless otherwise required by law or the Articles of Association, the general meeting of shareholders takes resolutions and proceeds to elections by a majority of the votes of shareholders present at the shareholders' meeting. In the event of a tied vote, the chairperson has no casting vote.

The acting chair may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.

According to the Articles of Association an Important Resolutions is required for:

- the change of purpose of Lithium Argentina;

- the merging of shares, unless the approval of all the shareholders concerned is required;

- an increase of capital our of equity against contributions in kind or by setting off a claim, and the granting of special benefits;

- the limitation or withdrawal of the subscription right;

- the introduction of a conditional capital, the introduction of a capital band;

- the transformation of participation certificates into Shares;

- the restriction of the transferability of Shares;

- the creation of shares with privileged voting rights;

- the change of the currency of the share capital;

- the introduction of the casting vote of the chairperson of the shareholders' meeting;

- the delisting of the equity securities of Lithium Argentina;

- the transfer of the registered office of Lithium Argentina within Switzerland or abroad;

- the introduction of an arbitration clause in the Articles of Association; and

- the dissolution of Lithium Argentina.

Under the Articles of Association, a special resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares (the "Special Resolution") as well as the amendment of the Articles of Association to alter the voting requirements of the Special Resolution.

Resolutions on mergers, demergers, or conversions are governed by the Swiss Merger Act, and generally require an Important Resolution (with certain exceptions for transactions within group companies). In addition, under Swiss law, the resolution in relation to the sale of "all or substantially all of its assets" by Lithium Argentina may require an Important Resolution depending on the particular transaction, (see section "Appraisal Rights and Compulsory Acquisitions").

The Articles of Association of the Company do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. The Swiss Code of Obligations requires the Company to disclose in its annual compensation report the number of shares in the Company and the number of option or similar rights for the acquisition of shares in the Company owned by directors and members of the executive management.

Dividends

Dividends may be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) Lithium Argentina has sufficient distributable profits from the previous fiscal years, or if Lithium Argentina has freely distributable reserves, including out of capital contribution reserves. Swiss companies generally must maintain a separate company "statutory" balance sheet for the purpose of determining the amounts available for the return of capital shareholders, including by way of a distribution of dividends.

Distributions of interim dividends may further be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy (ii) Lithium Argentina has sufficient distributable profits generated during the current business year and (iii) audited interim financial statements must be prepared, showing the profits generated during the current business year. Lithium Argentina's Swiss Statutory Auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code of Obligations and the articles of association.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Shareholders participate in the distribution of profits in proportion to the nominal/par value and number of shares they hold.

Inspection of Books and Records

The Swiss Code of Obligations grants shareholders the right to inspect the register of shareholders with regards to its, his or her own shares and otherwise to the extent necessary to exercise its, his or her shareholder rights. No other person has a right to inspect the register of shareholders. With respect to other company ledgers and company files, only shareholders who individually or together with other shareholders represent at least 5% of the share capital or of the votes may request to inspect such ledgers and files by sending such a request to the Board at any time. The shareholder's request must describe why the requested inspection is required for the exercise of the shareholder's rights, and the Board shall permit inspection within four months of receiving such a request provided that no business secrets or other company interests are put at risk.

Pursuant to Swiss law, at a general meeting, any shareholder is entitled to request information from the Board concerning the affairs of Lithium Argentina. The shareholder may also ask the Swiss Statutory Auditor questions regarding its audit of Lithium Argentina. The Board and the Swiss Statutory Auditor must, subject to prevailing business secrets or other material interests, answer shareholders' questions to the extent necessary for the exercise of shareholders' rights.

Special Investigation

If the shareholders' inspection and information rights as outlined in the section "Inspection of Books and Records" prove to be insufficient, Swiss law provides, any shareholder may propose to the general meeting of shareholders to initiate a special investigation or to appoint an expert to audit the executive management. If the general meeting of shareholders approves the proposal, Lithium Argentina or any shareholder may, within three months after the general meeting of shareholders, request the competent court to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders, subject to the requirements outlined in the section "Inspection of Books and Records", may request the court to appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the Board, any of Lithium Argentina's directors or officers infringed the law or the Articles of Association and thereby damaged Lithium Argentina or the shareholders. The costs of the investigation would generally be allocated to Lithium Argentina and only in exceptional cases to the petitioners.

Appraisal Rights and Compulsory Acquisitions

Business combinations and other transactions that are governed by the Swiss Merger Act, are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit). A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

Furthermore, the Swiss Merger Act provides for a squeeze-out merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, such as, for example, through cash or securities of a parent company of the acquiring company or of another company. The Swiss Merger Act grants minority shareholders the right to a judicial review of the adequacy of the compensation offered in such a case and empowers the courts to determine, if necessary, a reasonable amount of compensation.

In addition, under Swiss law, the sale of all or substantially all of Lithium Argentina's assets may be construed as a de facto dissolution of Lithium Argentina, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:

a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in the Articles of Association; and

the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

Change in Control

There are no provisions in the Articles of Association nor the Swiss Code of Obligations that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Reduction of Share Capital

Under Swiss law, capital distributions may also take the form of a distribution of cash or property that is based upon a reduction of Lithium Argentina's share capital recorded in the commercial register. Such a capital reduction requires the approval of shareholders holding a majority of votes cast at a general meeting. A special audit report must confirm that creditors' claims remain fully covered despite the reduction in the share capital recorded in the commercial register. On or before the approval by the general meeting of shareholders of the capital reduction, the Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within thirty days, satisfaction of or security for their claims (to the extent that the coverage of creditors' claims prior to the capital reduction has been reduced). The obligation to provide security does not apply if the reduction of the share capital does not jeopardize the satisfaction of the creditors' claims. If an unqualified special audit report is available, the law presumes that creditors' claims are not jeopardized. The presumption may be rebutted by creditors in exceptional circumstances.

Liquidation Rights

Under the Swiss Code of Obligations, in the event of the liquidation of Lithium Argentina, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Shares would be entitled to receive, pro rata, any remaining assets of Lithium Argentina available for distribution to the holders of Shares, subject to Swiss withholding tax requirements.

The Board

The Articles of Association provide that the Board will consist of a minimum of three directors. The members of the Board shall, as a rule, be elected by the annual shareholders' meeting in each case for a term of office of one year. The term of office of the members of the Board shall, subject to prior resignation and removal, expire on the next annual shareholders' meeting at which there is a quorum as described in section "General Meetings of Shareholders". Re-election is possible.

The Board’s Power to Vote in Materially Interested Transactions

The Company's Articles of Association provide that the adoption of resolutions by the Board shall be in compliance with the by-laws. According to the by-laws, directors and members of the executive management are obliged to inform the chairperson of the Board of any current or potential conflict of interests affecting them in accordance with applicable law (a “Disclosable Interest”). The chairperson of the Board is then responsible for informing the other members of the Board of any Disclosable Interest. If the chairperson of the Board has a Disclosable Interest, he or she must inform the other directors. In the event that a director has a Disclosable Interest, the Board shall take the measures necessary to safeguard the interests of the Company.

A director who holds a Disclosable Interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any resolution to approve that contract or transaction. However, if all the directors have a Disclosable Interest in that contract or transaction, any or all of those directors may vote on the resolution.

A director who holds a Disclosable Interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the Board at which the contract or transaction is considered for approval may be counted in the quorum at such meeting. This is applicable whether or not the director votes on any or all of the resolutions considered at the board meeting.

The Board’s Loans, Credits, Pension Benefits other than Occupational Pension Funds and Securities

Under Article 34(1) of the Articles of Association, the Company cannot grant loans to any members of the Board or the executive management. Under Article 34(2) of the Articles of Association, the Company may grant to members of the Board and the executive management post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the Board or the executive management last paid.

The Board’s Share Qualification

Under the Articles of Association, a director is not required to hold a share in the capital of the Company as qualification for his or her office.

Conflict of Interest, Management Transactions

The Swiss Code of Obligations provides that the members of the Board and the executive management shall inform the Board immediately and comprehensively of any conflicts of interest affecting them. The Board shall take the measures required to safeguard Lithium Argentina’s interests. Further, the Swiss Code of Obligations contains a provision that requires Lithium Argentina's Board and executive management to safeguard the Company's interests and imposes a duty of loyalty and duty of care on Lithium Argentina's Board and executive management. This rule is generally understood to disqualify the Board and executive management from participation in decisions that directly affect them. The Board and executive management members are personally liable to Lithium Argentina for breach of these provisions. In addition, Swiss law contains provisions under which members of the Board and all persons engaged in the company's management are liable to the company, each shareholder and the company's creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company's shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm's length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Legal Name; Formation; Fiscal Year; Registered Office

The legal and commercial name is Lithium Argentina AG (before Continuation known as Lithium Americas (Argentina) Corp.). Lithium Americas (Argentina) Corp. was initially formed on November 27, 2007 under the BCBCA and was continued to Switzerland on January 23, 2025. Lithium Argentina is now incorporated and domiciled in Zug, Canton of Zug, Switzerland and operates under the Swiss Code of Obligations as a share company (Aktiengesellschaft).

The address of Lithium Argentina’s registered and head office is Lithium Argentina AG, Dammstrasse 19, 6300 Zug, Switzerland.

Corporate Purpose

The purpose of Lithium Argentina is to directly or indirectly acquire, hold, finance, manage, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partnerships or persons.

Lithium Argentina may also set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. Lithium Argentina may further acquire, hold, and sell real estate. Lithium Argentina may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of Lithium Argentina, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities).

Duration and Dissolution

The duration of Lithium Argentina is unlimited. However, Lithium Argentina may be dissolved by liquidation at any time by an Important Resolution. Lithium Argentina may also be dissolved without liquidation in certain cases (for example in in a merger where Lithium Argentina is not the surviving entity) by an Important Resolution. Furthermore, dissolution by court order in the event of bankruptcy, or for cause at the request of shareholders holding at least 10% of Lithium Argentina's share capital or votes is possible.

Certificated and Uncertificated Shares

Lithium Argentina is authorized to issue Shares in certificated or uncertificated form.

Lithium Argentina may convert Shares from one form into another at any time and without the approval of the shareholders, whereas Lithium Argentina shall bear the cost associated with any such conversion.

If registered in Lithium Argentina's share register, a shareholder may at any time request a written confirmation with respect to such person’s shares. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the Shares issued in one form into another form. Lithium Argentina does not currently issue Shares in certificated form.

Stock Exchange Listing

The Shares are listed for trading on the NYSE and TSX under the symbol “LAR”.

No Sinking Fund

The Shares have no sinking fund provision.

No Redemption and Conversion

The Shares are not convertible into shares of any other class or series or subject to redemption either by Lithium Argentina or the holder of the Shares.

Transfer of Shares and Registration

Lithium Argentina has not imposed any restrictions applicable to the transfer of the Shares, subject to Article 7(2) of the Articles of Association with respect to Shares issued in the form of intermediated securities, in which case any transfer of the Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution; no Shares in the form of intermediated securities or security interest in any such intermediated securities can be transferred by way of assignment. If uncertificated Shares (not in the form of intermediated securities) are transferred by way of assignment, such assignment must be notified to Lithium Argentina to be valid.

Persons acquiring Shares of Lithium Argentina shall on application be entered in the share register without limitation as shareholders with voting rights, provided they expressly declare themselves to have acquired the said shares in their own name and for their own account, that there is no agreement on the redemption or return of the corresponding shares and that he/she bears the economic risk associated with the Share, except that the Board may record nominees who hold Shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of Lithium Argentina. Beneficial owners of Shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee. The share register will reflect only record owners, usufructuaries and nominees of Shares. Swiss law does not recognize fractional share interests.

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Swiss law:

Comparison of Shareholder Rights	Delaware Law	Swiss Law
Special Meetings of Shareholders

Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Under Swiss law and our Articles of Association, notice of the general meeting of shareholders has to be given at least 20 calendar days before the date for which the meeting is scheduled in the form prescribed by the Articles of Association. The agenda must specify the place, date, time, agenda items, and the proposals of the Board and the shareholders who have requested that a general meeting be called or an item be placed on the agenda (if any).

Extraordinary general meetings of shareholders shall be called as often as necessary by the Board or, if necessary, by the statutory auditors as well as in all other cases required by law. Unless the Articles of Association provide for a lower threshold, one or more shareholders representing at least 5% of the share capital or votes may request in writing that the Board call an extraordinary general meeting of shareholders. The request must be made in writing and must contain an agenda and the suggested proposals. Where the Board fails to grant such a request within a reasonable time, but at the most within 60 days, the requesting parties may request the court to order that the extraordinary meeting of shareholders be convened.

Interested Shareholder Transactions

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.

No such rule applies to a Swiss corporation.

Cumulative Voting

The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the Board, (ii) the chairman of the Board, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of office of one year (i.e. until the following annual general meeting) as well as the vote on the aggregate amount of compensation for the members of the Board and the executive committee as well as for the members of the advisory board, if applicable, is mandatory for listed companies. Re-election is permitted.

Approval of Corporate Matters by Written Consent

Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

Shareholders of a Swiss corporation may exercise their voting rights in a general meeting of shareholders. To exercise their voting rights at a general meeting, shareholders may also instruct and provide a proxy to the independent representative in writing or electronically to vote according to their instructions. The shareholders of listed Swiss corporations must elect an independent representative of shareholders.

According to Swiss law shareholders may act by written consent on paper or electronically, if no shareholder requests an oral debate (i.e. a general meeting of shareholders to be held) and all shareholders agree that resolutions are taken by written consents.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the Board and a majority of the outstanding shares entitled to vote thereon.

Under Swiss law, with certain exceptions for transactions within group companies, a merger, demerger, or conversion of the corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such shareholders’ meeting. In addition, under Swiss law, the sale of "all or substantially all of its assets" may also require the aforementioned two-thirds quorum, depending on the particular transaction, including whether the following test is satisfied: (i) the corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business; (ii) the corporation's assets, after the divestment, are not invested in accordance with its statutory business purpose; and (iii) the proceeds of the divestment are not earmarked for reinvestment in accordance with the corporation's business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the corporation's business.

A shareholder of a Swiss corporation participating in a statutory merger, demerger or conversion pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company within two months of the publication of the merger, demerger or conversion resolution. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Limitations on Director’s Liability and Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

Although the indemnification of members of the Board and the executive management of the corporation is not expressly covered by Swiss law, a corporation may, according to approaches followed in practice by applying general legal principles (e.g. on limitation of liability) and corporate law concepts, indemnify any of its members of the Board and executive management so long as (i) such individuals acted honestly and in good faith with a view to the best interests of the corporation and (ii) have not committed an intentional or grossly negligent breach of their statutory duties as a member of the Board or executive management of the corporation, as applicable, which, under Swiss law, includes performing his or her duties with all due diligence and safeguarding the interests of the corporation in good faith. Swiss law permits a company, or each member of the Board or executive management individually, to purchase and maintain directors’ and officers’ liability insurance on behalf of such member of the Board and executive management, which may cover negligent acts as well.

Moreover, under Swiss law, at an annual general meeting, shareholders may resolve with a majority of the votes of shareholders present to approve the discharge (décharge) of the members of the Board or executive management from liability for actions taken during the past financial year. Such discharge is effective only for facts that have been disclosed to the shareholders and only vis-à-vis the corporation and those shareholders who have consented to the resolution or who acquired shares subsequently with knowledge of the resolution. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Under applicable Swiss law, shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit). A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger, demerger or conversion.

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to file an action for damage caused to the corporation. The claim of the shareholder is for performance to the corporation. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose all costs the plaintiff incurred in prosecuting the action on the corporation. Shareholders may also approve, by a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting, that the corporation bring the action and entrust the Board or a representative thereof with the conduct of the proceedings. Shareholders who suffer a direct loss due to an intentional or negligent breach of a member of the Board' or senior officer's duties may sue such member of the Board or senior officer in his or her personal capacity for monetary compensation. In addition, to the extent that US laws and regulations provide a basis for liability and US courts have jurisdiction, a class action may be available.

Under Swiss law, the winning party is generally entitled to recover or to partially recover attorneys’ fees incurred in connection with such action, provided, however, that the court has broad discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he or she acted in good faith.

In addition, under Swiss law, a shareholder may petition the competent Swiss court to have a decision of the general meeting of shareholders declared invalid on the grounds that the decision violates the corporation's Articles of Association or the law.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand made in good faith for proper purpose and described with reasonable particularity both the purpose and the records sought, to inspect or obtain copies of the corporation’s shares ledger and its other books and records.

Books and records are defined to include categories such as:

1.
Certificate of incorporation (including agreements and instruments incorporated by reference);
2.
Bylaws (including agreements and instruments incorporated by reference);
3.
Minutes of shareholder~~.~~ meetings and signed consents documenting all actions taken by shareholders without a meeting (past three years);
4.
Written and electronic communications by the corporation to shareholders generally (past three years);
5.
Minutes of board and committee meetings and records of any actions taken by them;
6.
Materials provided to the board or committee in connection with actions taken by them;

Swiss law grants shareholders the right to inspect the register of shareholders with regards to its, his or her own shares and otherwise to the extent necessary to exercise its, his or her shareholder rights. No other person has a right to inspect the register of shareholders. With respect to other corporation ledgers and corporation files, only shareholders who individually or together with other shareholders represent at least 5% of the share capital or of the votes may request to inspect such ledgers and files by sending such a request to the Board at any time. The shareholder's request must describe why the requested inspection is required for the exercise of the shareholder's rights, and the Board shall permit inspection within four months of receiving such a request provided that no business secrets or other company interests are put at risk.

Pursuant to Swiss law, at a general meeting, any shareholder is entitled to request information from the Board concerning the affairs of the corporation. The shareholder may also ask the auditor questions regarding its audit of the corporation. The Board and the auditor must, subject to prevailing business secrets or other material interests, answer shareholders' questions to the extent necessary for the exercise of shareholders' rights.

7.
Annual financial statements of the corporation (past three years);
8.
Agreement entered into under DGCL § 122(18), by the corporation with its shareholders; and
9.
Director and officer independence questionnaires.

If the shareholders' inspection and information rights prove to be insufficient, Swiss law provides, subject to the requirements thereof, an additional right to initiate a special investigation or right to appoint an expert to audit the executive management.

Amendments to Charter

Amendments to the certificate of incorporation of a Delaware corporation generally require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation, subject to certain exceptions under Delaware law, requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

The Articles of Association of a Swiss corporation may be amended with a resolution passed by a simple majority of the votes cast at such meeting, unless otherwise provided in the Articles of Association. There are a number of resolutions, amongst others an amendment of the stated purpose of the corporation, the introduction of a capital band and conditional capital, the merging of shares (unless the approval of all the shareholders concerned is required), the restriction of the transferability of registered shares, the change of the currency of the share capital, the introduction of shares with preferential voting rights and, the inclusion of an arbitration clause, that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The Articles of Association may increase the voting thresholds.

Blank Check Preferred Stock/Shares

Under Delaware law, the certificate of incorporation of a corporation may give the Board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the Board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and preclude shareholders from realizing a potential premium over the market value of their shares.

The general shareholder meeting of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a simple majority of the votes cast at the general meeting of shareholders, subject to the Articles of Associations requiring a higher approval threshold.

The Board may not create any new classes of shares with privileged voting rights unless it receives approval from a special majority of two-thirds of the voting rights represented at a shareholders' meeting as well as a majority of the aggregate nominal/par value of the shares represented at such meeting, in either case whether in person or by proxy, such qualified majority.

If the corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs.

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares according to the Articles of Association of the Company.

Distributions and Dividends

Under Delaware law, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in Delaware law as the excess of the net assets over capital, as such capital may be adjusted by the Board.

Under applicable Swiss law, distributions of dividends may be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) the corporation has sufficient distributable profits from the previous fiscal years, or if the corporation has freely distributable reserves, including out of capital contribution reserves. Swiss corporations generally must maintain a separate "statutory" balance sheet for the purpose of determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends. Distributions of interim dividends may further be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy (ii) the corporation has sufficient distributable profits generated during the current business year and (iii) audited interim financial statements must be prepared, showing the profits generated during the current business year. The corporation's auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code of Obligations and the corporation's Articles of Association.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The Board of a Swiss share corporation may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Shareholders participate in the distribution of profits in proportion to the nominal/par value and number of shares they hold.

Under Swiss law, capital distributions may also take the form of a distribution of cash or property that is based upon a reduction of the corporation’s share capital recorded in the commercial register. Such a capital reduction requires the approval of shareholders holding a majority of votes cast at a general meeting. A special audit report must confirm that creditors' claims remain fully covered despite the reduction in the share capital recorded in the commercial register. On or before the approval by the general meeting of shareholders of the capital reduction, the Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within thirty days, satisfaction of or security for their claims (to the extent that the coverage of creditors' claims prior to the capital reduction has been reduced). The obligation to provide security does not apply if the reduction of the share capital does not jeopardize the satisfaction of the creditors' claims. If an unqualified special audit report is available, the law presumes that creditors' claims are not jeopardized. The presumption may be rebutted by creditors in exceptional circumstances.

Shareholder vote on board and management compensation	Under the Delaware General Corporation Law, the Board has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Swiss law includes binding say-on-pay rules that require a listed corporation to obtain shareholder approval for compensation of its members of the Board and executive management on an annual basis. Shareholders approve the total amount for the compensation of the Board and of the executive management separately, including fixed and variable compensation. Shareholders are further required to vote at each annual general meeting, on an advisory basis, on the compensation report (established under Swiss law) regarding the compensation of the members of the Board and the executive management team in the preceding fiscal year.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects the members of the Board, the chairperson of the Board and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

Swiss law provides that elections of the members of the Board, including the chairperson of the Board, require a majority of all of the votes cast. Members of the Board may not fill vacancies on the Board, appoint additional directors or appoint alternate directors.

Under Swiss law, nominations by shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of shareholders provided that such election is included in the agenda and, if the nomination is submitted prior to the general meeting, the requesting shareholder must hold, individually or together with other shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, the request must be submitted to the Board, specifying the item and the proposal. The Articles of Association provide that such request by the shareholder must be given no later than three months before the anniversary date of the Company's prior annual general meeting. If the Board refuses to accept such a request, the requesting Shareholder(s) may seek to enforce their rights through the court.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

• the duty of care; and

• the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

According to Swiss law, the Board is responsible for the management of the corporation unless it delegates such day-to-day management to officers or executive management in bylaws or organizational regulations of the corporation. Certain of the duties of the Board, however, are non-transferable and inalienable such as:

• the ultimate management of the corporation and the issuing of all necessary directives;

• determination of the corporation’s organization;

• the organization of the accounting, financial control and financial planning systems;

• the appointment and removal of persons entrusted with managing and representing the corporation and to regulate signing authorities;

• ultimate supervision of the persons entrusted with the management, in particular with regard to compliance with the law, Articles of Association, by-laws and directives;

• to prepare the business report as well as the shareholders' meeting and to implement the resolutions adopted by the shareholders' meeting;

• to file an application for a composition moratorium and to notify the court in the event of over-indebtedness;

• to prepare the compensation report;

• to confirm changes in share capital and amend the Articles of Association accordingly; and

• to examine the statutory requirements of the auditor.

The members of the Board must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the member of the Board.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any member of the Board at any time with a resolution passed by a simple majority of the votes cast at a general meeting of shareholders concerned. The Articles of Association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Dissolution; Winding up

Unless the Board of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the Board.

A dissolution of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the share capital represented at a general meeting of shareholders passing a resolution on such dissolution. The Articles of Association may increase the voting thresholds required for such a resolution.

Variation of rights of shares	A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

The general shareholder meeting of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a simple majority of the votes cast at the general meeting of shareholders.

If the corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs.

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares according to the Articles of Association of the Company.

Shares with preferential voting rights are not regarded a special class for these purposes.

Creation and issuance of new shares	All creation of shares require the Board to adopt a resolution or resolutions, pursuant to authority expressly vested in the Board by the provisions of the company’s certificate of incorporation.

There are three methods for increasing a company’s share capital: (i) ordinary capital increase, (ii) increase within the capital band, and (iii) increase from conditional capital.

An ordinary capital increase requires a resolution by the general meeting of shareholders and must be carried out by the Board within six months of the respective general meeting in order to become effective. Under Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required.

In the case of subscription and increase against contributions in kind, or to fund acquisitions in kind, or by way of set-off with a debt of the corporation, when shareholders’ statutory subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Further, the shareholders may authorize the Board, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares to increase the share capital by a specific aggregate nominal amount, up to a maximum of 50% of the share capital, within the capital band (Kapitalband), to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval, or from the conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the corporation or one of its subsidiaries or (ii) grants of rights to employees, members of the Board or consultants or its subsidiaries or other persons providing services to the corporation or a subsidiary to subscribe for new shares (conversion or option rights), without further shareholders' approval, provided the corporation's Articles of Association delegate such authority to the Board.

Subscription Rights and Advance Subscription Rights

A subscription for stock of a corporation, whether made before or after the formation of a corporation, shall not be enforceable against a subscriber, unless in writing and signed by the subscriber or by such subscriber’s agent.

Unless otherwise provided by the terms of the subscription, a subscription for stock of a corporation to be formed shall be irrevocable, except with the consent of all other subscribers or the corporation, for a period of 6 months from its date.

If new shares of a corporation are issued - whether pursuant to shareholders' approving an increase of the ordinary share capital or the Board making use of the capital band or conditional capital - the existing shareholders will have subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) in relation to such shares or rights pro rata to the respective nominal/par value of their existing participation.

If the general meeting of shareholders has approved the creation of the capital band and/or conditional capital, it may thereby delegate the decision whether to withdraw or limit the subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) for cause to the Board.

Repurchases of Registered Shares

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares subject to restrictions.

Redeemed shares are not deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which notice of redemption has been sent to holders.

Swiss law imposes restrictions on a corporation’s ability to hold or repurchase its own registered shares. The corporation and its subsidiaries may only repurchase own shares if sufficient freely distributable reserves are available. The total nominal value of all registered shares held by the corporation and its subsidiaries may not exceed 10% of the corporation's registered share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the Articles of Association of a corporation, the foregoing upper limit is 20%. Shares repurchased under such authorization will be cancelled at the next general meeting with the approval of shareholders holding a relative majority of the votes cast or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision.

Repurchased shares held by the corporation, or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Other Classes or Series of Shares	A company may amend its certificate of incorporation to create new classes of stock having rights and preference through a special meeting held by the stockholders entitled to vote.

The Board may not create any new classes of shares with privileged voting rights unless it receives approval from a special majority of two-thirds of the voting rights represented at a shareholders' meeting as well as a majority of the aggregate nominal/par value of the shares represented at such meeting, in either case whether in person or by proxy, such qualified majority.

If the corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs.

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for the amendment of the Articles of Association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares according to the Articles of Association of the Company.

SUMMARY COMPARISON OF MATERIAL SHAREHOLDER RIGHTS UNDER BRITISH COLUMBIA LAW AND SWISS LAW

Set forth below is a comparison of certain shareholder rights under British Columbia law and Swiss law:

Comparison of Shareholder Rights	British Columbia Law	Swiss Law

Capitalization

BCBCA permits the authorized share capital of a company to include the issuance of an unlimited number of Shares without nominal/par value. Under the BCBCA, a share must not be issued until it is fully paid.

Under the Swiss Code of Obligations. shares must be ascribed a nominal/par value greater than zero.

As a basic rule, the share capital of a Swiss share corporation may only be increased or decreased if the shareholders approve such a change in the share capital. However, the Board may be authorized, in accordance with a corporation's Articles of Association, to alter the share capital in two ways without needing further authorization from shareholders - namely, in the form of a capital band and conditional capital, in each case, See “Item 10 – Memorandum and Articles of Incorporation - Differences From Requirements In The United States - Creation and issuance of new shares.”

Consideration for Shares

The BCBCA provides that a share shall not be issued until the consideration for that share is fully paid in money or in property or past services that are not less in value than the issue price for the share

The Swiss Code of Obligations generally does allow for the issuance of shares that are only partly paid (with a minimum 20% of the nominal/par value to be paid-in). The Swiss Code of Obligations provides that the issue price of newly issued shares in a capital increase must be settled in cash, by way of a contribution-in-kind, by set-off with a claim or by conversion of freely disposable equity capital, except where shares are granted as a result of the exercise of a convertible security, in which case payment may not be made via contribution-in-kind or conversion of freely disposable equity capital. When implementing share capital increases, the Board must issue a capital increase report. When the issue price is paid through a contribution-in-kind, by a set-off with a claim or by conversion of freely disposable equity capital, the Board is required to disclose in such report the nature and condition of the contribution-in-kind, the existence of the claim and the free disposability of the equity capital converted, as applicable. An auditor's confirmation is required in certain cases to ensure the completeness and accuracy of the capital increase report. The Board of a Swiss share company also may not issue shares in consideration for a price that is not in the best interests of such company.

Amendment of Constating Documents

The BCBCA requires that any substantive change to the notice of articles or articles (such as, without limitation, an alteration of the restrictions of the business carried on by the company, a change in the name of the company, a continuation of a company under a new jurisdiction, an increase or reduction of the stated capital of the company or other changes to the restrictions and rights attached to shares), requires the type of resolution specified in the BCBCA, failing which specification, the type of resolution specified in the company's articles. If neither the BCBCA nor articles specify the type of resolution required for such a change, a special resolution passed by at least two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders is required. Where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes or series of shares, a special separate resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series, whether or not they are otherwise entitled to vote is required under the BCBCA.

See “Differences From Requirements In The United States – Swiss Law - Amendments to the Charter.”

Vote Required for Certain Transactions and Corporate Actions

Under the BCBCA, most corporate actions to be approved by shareholders can be approved by an ordinary resolution. However, certain extraordinary corporate actions, such as certain amalgamations, continuations, amendments to charter documents (as discussed above), sales, leases or other dispositions of all or substantially all of a company's undertaking other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, and (if ordered by a court) arrangements, are required to be approved by a special resolution of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders.

Under the Swiss Code of Obligations, most decisions or actions requiring approval by shareholders would require a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting. However, some matters that impact the structure, operations, or financial status of a Swiss share company - such as, among other things, changing the company's purpose, the merging of shares, certain capital increases, limiting or withdrawing a subscription right, introducing a conditional capital or capital band, creating shares with privileged voting rights, changing the currency of the share capital, delisting the equity securities, transferring the registered office of a company and the dissolution of a company - require an Important Resolution. Resolutions on mergers, demergers, or conversions are governed by the Swiss Merger Act, and generally require an Important Resolution (with certain exceptions for transactions within group companies). In addition, under Swiss law, the sale of "all or substantially all of its assets" by the corporation may require an Important Resolution depending on the particular transaction, including whether the following test is satisfied: (i) the corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business; (ii) corporation's assets, after the divestment, are not invested in accordance with its statutory business purpose; and (iii) the proceeds of the divestment are not earmarked for reinvestment in accordance with the corporation's business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the corporation's business.

Issuance of Options and Repurchase of Shares

Under the BCBCA, the Board has the power, subject to applicable shareholder approval requirements under law and stock exchange rules, to cause a company to issue options, warrants and other convertible securities to purchase the underlying shares of such convertible securities, as well as the power to repurchase or otherwise acquire its shareholder authorization. TSX rules separately require shareholder approval for the adoption of and certain amendments to equity-based employee benefit plans with limited exceptions.

The Swiss Code of Obligations authorize the Board to cause the corporation to issue options, warrants and other convertible securities such that holders thereof may, subject to the terms and conditions thereof, purchase the underlying shares of such convertible securities, subject to the conditional capital. Under applicable Swiss law, the Board has the power to cause a company to repurchase its shares, so long as the total nominal value of the shares acquired does not exceed 10% of the share capital and only to the extent that sufficient freely distributable reserves (including contributed surplus) are available to do so. However, the corporation may repurchase its own shares beyond the statutory limit of 10% if the shareholders have passed a resolution by majority of the votes cast at a shareholders meeting (including as part of the capital band provision included in the proposed Articles of Association) authorizing the Board to repurchase shares beyond the 10% (but in no event above 20%), which are to be cancelled. Any shares repurchased pursuant to such an authorization will then be cancelled either upon the approval of shareholders holding a majority of the votes cast at a shareholders meeting or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision. Repurchased shares held by a company or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Appointment of Directors

The BCBCA requires that a reporting issuer must have a minimum of three directors. Under the BCBCA and applicable Canadian and U.S. securities laws which continue to apply to the Company, shareholders vote "for" or "withhold" their vote for individual director nominees, whether in a contested or uncontested election, and directors are elected by a simple majority of votes cast at the shareholders' meeting. The chair of the Board is appointed by the directors. While under the BCBCA, all director nominees who receive any "for" votes in an uncontested election will be elected, the Company’s majority voting policy, as required for all TSX-listed issuers, requires that any director not elected with a majority of votes cast "for" in an uncontested election immediately tender their resignation following the applicable meeting of shareholders, which resignation the Board may accept or reject in its discretion. As a result of the Continuation and application of the Swiss Code of Obligations, the Company’s existing majority voting policy will not, as a result, apply to the Company, although the Company will continue to respect the majority voting requirements of the TSX.

Under the Swiss Code of Obligations, the Board shall consist of one or more members, which members are elected at the annual general meeting by the shareholders.

Unless the Articles of Association confer upon different classes of shareholders the right to have at least one of their representatives elected to the Board, the Swiss Code of Obligations provide that elections of the members of the Board, including the chair of the Board, require a majority of all of the votes cast.

Directors may not fill vacancies on the Board, appoint additional directors or appoint alternate directors. Under the Swiss Code of Obligations nominations by shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of shareholders provided that such election is included in the agenda and, if the nomination is submitted prior to the general meeting, the requesting shareholder must hold, individually or together with other shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, the request must be submitted to the chairperson of the Board at least three (3) months before the anniversary of the previous year's general shareholders' meeting and shall be in writing, specifying the item and the proposal.

Removal, Resignation and Disqualification of Directors

The BCBCA provides that shareholders may remove a director from the Board by the method specified in its articles or, failing any specification, by a special resolution. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or whatever method otherwise specified in the articles. The office of a director is also vacated if he or she dies, resigns by notice in writing, or becomes disqualified to hold the office of director.

The Swiss Code of Obligations provides that directors may be removed by a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting unless the Articles of Association provide otherwise. The office of a director is also vacated if he or she is not re-elected, becomes incapacitated, dies or resigns by notice in writing. Directors have no authority to remove a director.

Duties of Directors

Under the BCBCA, in exercising their powers and discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the company's articles, resolutions or contracts can relieve a director of these duties. Under the BCBCA, a company's articles or if a company has resolved by special resolution to add this provision to its articles, may transfer, in whole or in part, the powers of directors to manage or supervise management of the business and affairs of the company.

See “Differences From Requirements In The United States – Swiss Law - Directors’ fiduciary duties.”

Limitation on Liability and Indemnification of Directors and Officers

The BCBCA provides that a company may indemnify a director or officer of the company, a former director or officer of the company or another individual who acts or acted at the company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding to which the individual is or may be liable. In addition, after the final disposition of a proceeding, a company may pay the expenses actually and reasonably incurred by the individual in respect of a proceeding after the final disposition of any said proceeding. However, a company must not indemnify an individual (i) if such individual did not act honestly and in good faith with a view to the best interests of the company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the company's request; and (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

See “Differences From Requirements In The United States – Swiss Law - Limitations on Director’s Liability and Indemnification of Directors and Officers.”

Say-on-Pay	The BCBCA does not require companies to seek shareholder approval of remuneration for directors or executive management	See “Differences From Requirements In The United States – Swiss Law -Shareholder vote on board and management compensation.”

General Dissent Rights

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the dissenting shareholder's shares for the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the company if the company proposes:

1, to amend the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

2. to adopt an amalgamation agreement;

3. to approve an amalgamation into a foreign jurisdiction;

4. to approve an arrangement, the terms of which arrangement permit dissent or where the right of dissent is given pursuant to a court order;

5. to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

6. to authorize the continuation of the company into a jurisdiction other than British Columbia;

7. to approve any other resolution, if dissent is authorized by the resolution; or

8. a matter to which dissent rights are permitted by court order.

No direct equivalent to dissent rights exists in the Swiss Code of Obligations and, under applicable Swiss law, shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit).

Shareholder Requisitions and Shareholder Proposals

The BCBCA provides that in order for one or more registered holders or beneficial owners of voting shares to be entitled to submit a proposal, they must have held one or more voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders and they must own not less than 1% of the total number of voting shares or voting shares with a fair market value in excess of $2,000. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. Such a shareholder proposal must be submitted to the company not later than three months before the anniversary date of the

The Swiss Code of Obligations also provides shareholders with the right to submit shareholder proposals; shareholders holding, individually, or together with other shareholders with whom the proposal is made, 0.5% of the shares or of the votes may request that items be placed on the agenda for the general shareholders' meeting and/or that motions relating to items on the agenda be included in the notice convening the meeting. Such requested motions and agenda items must be submitted to the Board in writing before the general shareholders' meeting to be included in the meeting notice and may be accompanied by a brief explanation, which the Board must include in the meeting notice to shareholders.

company's prior annual general meeting, except where such proposal relates to the nomination of a director, in which case such proposal must be submitted not less than 30 and not more than 65 days prior to the date of the meeting, subject to certain exceptions provided in the company's articles of incorporation. If the Board refuses to accept a validly submitted shareholder proposal, the requesting shareholder(s) may seek to enforce their rights through the court.

The BCBCA also provides that one or more registered shareholders holding at least 5% of the outstanding voting shares may requisition a meeting of shareholders, and permits the requisitioning registered shareholder to call the meeting where the Board of the company does not do so within 21 days following the company's receipt of the shareholder meeting requisition. The BCBCA specifies that the requisitioned shareholder meeting must be held within not more than four months after the date the company received the requisition.

Pursuant to the Swiss Code of Obligations, at the meeting itself, any shareholder present may submit a motion concerning existing agenda items, including the nomination of a director where election of directors is on the agenda.

The Swiss Code of Obligations also provides shareholders the right to requisition shareholders' meetings, enabling shareholders holding, individually, or together with other shareholders, 5% of the shares or of the voting rights to demand that the Board call a shareholders meeting. The shareholders' meeting shall be convened by the Board within 60 days of receipt of such a request.

Shareholders' Meetings

Per the BCBCA, a company must hold an annual general meeting of its shareholders, if for the first time, not more than 18 months after the date on which the company was recognized, and, if after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year. In some instances, a company need not hold an annual general meeting of its shareholders if a written unanimous resolution of shareholders is passed with respect to the approval of the business required to be transacted at the meeting.

Under the BCBCA, general meetings of shareholders must be held in British Columbia. Hybrid shareholder meetings, which comprise both an in-person and a virtual element, and fully virtual Shareholder meetings are also permitted under the BCBCA.

Nothing in the BCBCA or in applicable Canadian or U.S. securities law prevents a company from appointing a director or member of management to act as proxyholder for shareholders who wish to vote by proxy.

Under the Swiss Code of Obligations, the corporation must hold an annual general meeting of shareholders within six months after the end of its business year. Under the Swiss Code of Obligations, a meeting of shareholders for which a notice of meeting has been duly published may not be adjourned, except where the requisite attendance quorum, if provided by the Articles of Association, is not met, in which case the meeting cannot be adjourned without publishing a new notice of the meeting. Swiss law does not provide for attendance quorum in respect of shareholders' meetings. Under the Swiss Code of Obligations , meetings of shareholders may be held outside Switzerland. Hybrid shareholder meetings and fully virtual shareholder meetings are also permitted.

Under the Swiss Code of Obligations, the following powers, among others, are vested exclusively with the shareholders: adoption and amendment of the corporation's Articles of Association; election and removal of the members of the Board, the chairperson of the Board, the members of the compensation committee, the statutory auditor and the independent voting representative; approval of the management report and the consolidated statements of account, if any; the adoption of resolutions on the use of the available earnings, in particular the declaration of dividends or the return of capital; and the release from liability of the members of the Board and the other management bodies.

Swiss law requires that shareholders appoint an independent voting representative who acts as proxyholder for shareholders who wish to vote by proxy, whose term ends at the conclusion of the shareholders meeting following their appointment. Shareholders may, nevertheless, choose to appoint someone else to act as their proxy, who need not be a shareholder. The independent voting representative may not exercise any shareholder rights beyond voting in accordance with the proxies received. In particular, shareholders cannot instruct the independent voting representative to submit proposals, make statements, or exercise the right to information.

Notice of Meetings of Shareholders

Pursuant to the BCBCA, a company must give notice of a general meeting by sending out the date, time and location of the general meeting as well as a clear description of the matters and business to be discussed between 21 days and two months before the meeting is held. In the case of a meeting requisitioned by the shareholders, notice must be sent between 21 days and four months after the date on which the requisition was received by the company. In addition, so long as a company is a reporting issuer in a jurisdiction of Canada, applicable Canadian securities law generally requires that notice be given to shareholders between 30 (or 40 if using notice-and-access) and 60 days in advance of a meeting of shareholders.

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a shareholders' meeting, the notice for such meeting must contain a statement to this effect and a copy of the resolution in question. Notice may be given by mail to the shareholder's registered address or electronically using notice-and-access.

Under the Swiss Code of Obligations, notice of an annual general meeting of shareholders must be provided no less than 20 days before the scheduled meeting date.

The notice must contain the date, time, the form and location of the general meeting as well as a clear description of the matters and business to be discussed. Further the notice must contain the motions of the Board and a short explanation thereof, the name and the address of the independent voting representative and any shareholder's motion that has been submitted with a short explanation thereof. In the case of a meeting requested by the shareholders, the directors shall convene a shareholders' meeting within 60 days of receipt of such request.

Dividends

Under the BCBCA, directors may declare or pay dividends by issuing shares or warrants by way of dividend or in property, including in money, subject to the restriction that a corporation may not declare or pay dividends if the corporation is insolvent, or the payment of the dividend would render the corporation insolvent.

See “Differences From Requirements In The United States – Swiss Law -Distributions and Dividends.”

Reduction of Share Capital	There is no similar mechanism for capital distributions from the share capital under the BCBCA.	See “Differences From Requirements In The United States – Swiss Law -Distributions and Dividends.”

Rights Upon Liquidation

Under the BCBCA, in the event of the liquidation or dissolution of the corporation, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, shareholders would be entitled to receive, pro rata, any remaining assets of the corporation available for distribution.

Under the Swiss Code of Obligations, in the event of the liquidation, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Shares would be entitled to receive, pro rata, any remaining assets of the corporation available for distribution to the holders of Shares, subject to Swiss withholding tax requirements.

Inspection of Books and Records by Shareholders

Under the BCBCA, any current director and, if permitted by the Articles, any shareholder of the corporation or any other person may for any proper purpose inspect or make copies of the corporation's central securities register, list of shareholders and other books and records, provided however that, unless the directors determine otherwise or unless otherwise determined by ordinary resolution, no shareholder of the corporation is entitled to inspect or obtain a copy of any accounting records of the corporation.

See “Differences From Requirements In The United States – Swiss Law -Inspection of Books and Records.”

Shareholders' Suits

Under the BCBCA, a shareholder or a director of a corporation may, with judicial leave, bring an action in the name of and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such right, duty or obligation. The BCBCA also allows a shareholder the right to apply to a court on the grounds that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more of the shareholders, including the applicant; or (ii) some act of the corporation has been done or is threatened, or that

See “Differences From Requirements In The United States – Swiss Law -Shareholder Suits.”

some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. If, on such an application, the court is satisfied that such grounds exist, the court may, with a view to remedying or bringing to an end the matters complained of make any interim or final order it considers appropriate.

Compulsory Acquisition

The BCBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target shares pursuant to a takeover bid or issuer bid, other than shares held at the date of the bid by or on behalf of the offeror. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a shareholder who did not accept the original offer may require the offeror to acquire the shareholder's shares on the same terms contained in the original offer.

The Swiss Merger Act provides for a squeeze-out merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, such as, for example, through cash or securities of a parent company of the acquiring company or of another company. The Swiss Merger Act grants minority shareholders the right to a judicial review of the adequacy of the compensation offered in such a case and empowers the courts to determine, if necessary, a reasonable amount of compensation.

C. Material contracts

Unless otherwise described elsewhere in this annual report the Company considers the following contracts to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. The Company refers you to "Item 4. - Information on the Company - A. History and Development of the Company," "Item 4. - Information on the Company - B. Business Overview," and "Item 7. - Major Shareholders and Related Party Transactions - B. Related Party Transactions" for a discussion of these contracts. Other than as discussed in this section or elsewhere in this annual report, the Company has no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

Arrangement Agreement

On May 15, 2023, Lithium Americas Corp. and the Company entered into an arrangement agreement (the "Original Arrangement Agreement"). On June 14, 2023, Lithium Americas Corp. and the Company entered into an arrangement agreement, which amended and restated the Original Arrangement Agreement to, among other things, include information with respect to the finalized composition of the Board of each of Lithium Argentina and the Company in the Separation Transaction (the "Amended and Restated Original Arrangement Agreement”).

The Amended and Restated Arrangement Agreement provided for, among other things, the terms of the Original Arrangement, the conditions to its completion, actions to be taken prior to and after the effective date of the Separation Transaction and indemnities between the companies after the effective date of the Separation Transaction. A copy of the Amended and Restated Arrangement Agreement is filed as exhibit to this annual report.

Pursuant to the Amended and Restated Arrangement Agreement , the Company agreed to bear all fees, cost and expenses incurred directly in connection with the Separation Transaction, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the information circular prepared in connection with the meeting of the Company shareholders to approve the Separation Transaction, accompanying form of proxy and/or voting instruction form, and any payments made to dissenting shareholders of the Company, other than fees, costs, expenses and payment obligations incurred in connection with indemnification obligations arising under the Amended and Restated Arrangement Agreement.

Tax Indemnity and Cooperation Agreement

On October 3, 2023, the Company entered into the Tax Indemnity and Cooperation Agreement between the Company and Lithium Americas Corp. dated October 3, 2023, which provides cross-indemnities against tax-specific claims a party or its representatives become subject to as a result of a breach of covenant by another party. The Tax Indemnity and Cooperation Agreement contains certain covenants that, for a period of three years after the effective date of the Separation Transaction, October 3, 2026, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the arrangement or any transaction contemplated by the Amended and Restated Arrangement Agreement to be taxed in a manner that is inconsistent with the tax rulings. In addition, the Tax Indemnity and Cooperation Agreement also contains certain customary covenants with respect to the separate filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes.

Indenture

On December 6, 2021, the Company entered into the Indenture with Computershare Trust Company, N.A., as trustee in connection with the Company’s private placement offering of an aggregate of US$258,750,000 principal amount of convertible senior notes (“Convertible Notes”). On October 3, 2023, the Company amended the Indenture by a first supplemental indenture to reflect the name change to “Lithium Americas (Argentina) Corp.” The Indenture, as amended, set out the terms and conditions upon which the Convertible Notes are authenticated, issued and delivered.

On January 23, 2025, the Company entered into a second supplemental indenture to reflect the name change to “Lithium Argentina AG” and the Continuation.

D. Exchange Controls

There is no law, governmental decree or regulation in Switzerland that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of Shares, other than withholding tax.

E. Taxation

The following summary of the material U.S., Swiss, and Canadian federal income tax considerations of receipt, ownership and disposition of the Company's Shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of Shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the Shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of Shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Shareholder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Shareholder arising from and relating to the acquisition, ownership or disposition of Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences to such U.S. Shareholder, including specific tax consequences to a U.S. Shareholder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Shareholder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences to U.S. Shareholders of the acquisition, ownership and disposition of Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Shareholder should consult its own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the " IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Shareholders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and The Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income of 1996, as corrected and amended (the "U.S. Treaty"), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Shareholders

For purposes of this summary, the term "U.S. Shareholder" means a beneficial owner of Shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Shareholders that are subject to special provisions under the Code, including, but not limited to, U.S. Shareholders that: (a) are governmental organizations, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers, broker-dealers, dealers or traders in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other “pass-through” entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules with respect to the Shares; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares; (l) are U.S. expatriates or former long-term residents of the United States; or (m) hold Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax consequences to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership, and disposition of Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a "PFIC") for any tax year during a U.S. Shareholder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to such U.S. Shareholder as a result of the acquisition, ownership, and disposition of Shares.

The Company believes it likely was classified as a PFIC for its most recently completed taxable year. Based on its current business plans and expected income, assets and activities, the Company expects that it may be classified as a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company's status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, the Company's PFIC status, and the PFIC status of each of the Corporation’s non-U.S. subsidiaries for the current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made in respect of the Company or any non-U.S. subsidiary of the Company. If the Company is a PFIC for any tax year during which a U.S. Shareholder holds Shares, it will continue to be treated as a PFIC with respect to such U.S. Shareholder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Shareholder should consult its own tax advisors regarding the Company's status as a PFIC and the PFIC status of each of the Company's non-U.S. subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Shareholder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the Company's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Shareholders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax under the default PFIC rules discussed below on their proportionate share of (i) any "excess distributions" as described below, on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition of shares of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Shareholders directly held the shares of such Subsidiary PFIC. In addition, U.S. Shareholders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Shares. Accordingly, U.S. Shareholders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Shareholder owns Shares, the U.S. federal income tax consequences to such U.S. Shareholder of the acquisition, ownership and disposition of Shares will depend on whether and when such U.S. Shareholder makes elections to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” (or "QEF") under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to its Shares. A U.S. Shareholder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Shareholder") will be subject to tax as described below.

A Non-Electing U.S. Shareholder will be subject to the default rules of Section 1291 of the Code described below with respect to: (a) any gain recognized on the sale or other taxable disposition of Shares and (b) any "excess distribution" received on the Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions with respect to the Shares received in the current tax year) exceeds 125% of the average annual distributions such U.S. Shareholder has received from the Company during the three preceding tax years (or during a U.S. Shareholder's holding period for the Shares, if shorter).

Under Section 1291 of the Code, if the Company were to constitute a PFIC during a Non-Electing U.S. Shareholder’s holding period, any gain recognized on the sale or other taxable disposition of Shares (including an indirect disposition of shares of a Subsidiary PFIC), and any "excess distribution" received on such Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Shareholder) must be ratably allocated to each day in the Non-Electing U.S. Shareholder's holding period for the respective Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Shareholder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

If the Company ceases to be a PFIC, a Non-Electing U.S. Shareholder may terminate ongoing deemed PFIC status with respect to the Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code as discussed above), but not loss, as if such Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Shareholder that makes a timely and effective QEF Election with respect to the Company for the first tax year in which the holding period of its Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Shares. A U.S. Shareholder that makes a timely and effective QEF Election with respect to the Company will be subject to U.S. federal income tax on such U.S. Shareholder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Shareholder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Shareholder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Shareholder that makes a QEF Election with respect to the Company will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Shareholder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Shareholders that have made a QEF Election with respect to the Company would not have any income inclusions as a result of the QEF Election. If a U.S. Shareholder that made a QEF Election has an income inclusion, such a U.S. Shareholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Shareholder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Shareholder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Shareholder because of such QEF Election and (b) will adjust such U.S. Shareholder's tax basis in the Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Shareholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Shareholder's holding period for the Shares in which the Company is a PFIC. A U.S. Shareholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Shareholder files a U.S. federal income tax return for such year. If a U.S. Shareholder does not make a timely and effective QEF Election for the first year in the U.S. Shareholder’s holding period for the Shares, the U.S. Shareholder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Shareholder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Shareholder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Shares. If a U.S. Shareholder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Shareholder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Shareholder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC again in a later tax year, the QEF Election will be effective and the U.S. Shareholder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, as determined by the Company, the Company: (a) intends to make publicly available to U.S. Shareholders, upon their written request, a "PFIC Annual Information Statement" for the Company as described in Treasury Regulations Section 1.1295-1(g) (or any successor Treasury Regulation), and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Shareholder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on the Company's website. However, no assurances can be given that the Company will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Shareholders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Shareholders do not obtain such required information. Each U.S. Shareholder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Shareholders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Shareholder may make a Mark-to-Market Election with respect to its Shares only if the Shares are marketable stock. The Shares generally will be "marketable stock" if the Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Shares will be sufficiently regular for the shares to qualify as marketable stock. U.S. Shareholders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Shareholder that makes a Mark-to-Market Election with respect to its Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Shares. However, if a U.S. Shareholder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Shareholder's holding period for the Shares for which the Company is a PFIC and such U.S. Shareholder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Shares.

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Shares, as of the close of such tax year over (b) such U.S. Shareholder's adjusted tax basis in the Shares. A U.S. Shareholder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Shareholder's adjusted tax basis in the Shares, over (ii) the fair market value of such Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Shareholder's tax basis in the Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Shares, a U.S. Shareholder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Shareholder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Shareholder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Shareholder may be eligible to make a Mark-to-Market Election with respect to the Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Shareholder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that,, subject to certain exceptions, would cause a U.S. Shareholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that the Company is a PFIC during such U.S. Shareholder’s holding period for the relevant Shares. However, the specific U.S. federal income tax consequences to a U.S. Shareholder may vary based on the manner in which such Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Shareholders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Shareholder if the Company is a PFIC, regardless of whether such U.S. Shareholder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Shareholder that uses Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Shares.

In addition, a U.S. Shareholder who acquires Shares from a decedent will not receive a "step up" in tax basis of such Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Shareholder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Shareholder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisors regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Shares.

General Rules Applicable to the Ownership and Disposition of Shares

The following discussion is subject, in its entirety, to the special rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Shares

The Company does not anticipate making distributions with respect to the Shares in the foreseeable future. A U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to a Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Swiss income tax withheld from such distribution) to the extent of the Company's current and accumulated "earnings and profits," as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Shareholder's adjusted tax basis in the Shares and thereafter as gain from the sale or exchange of such Shares. (See “Sale or Other Taxable Disposition of Shares” below). The Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles and each U.S. Shareholder should therefore assume that any distributions by the Company with respect to the Shares will constitute dividend income.

Dividends received on Shares by corporate U.S. Shareholders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the U.S. Treaty, or the Shares are readily tradable on a United States. securities market, dividends paid by the Company to non-corporate U.S. Shareholders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Shareholder at ordinary income rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or was a PFIC for the preceding year. The dividend rules are complex, and each U.S. Shareholder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Upon the sale or other taxable disposition of Shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Shareholder's adjusted tax basis in such Shares sold or otherwise disposed of. A U.S. Shareholder’s initial tax basis will generally equal the purchase price paid for such Shares. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Shares have been held for longer than one year. Preferential tax rates currently apply to long-term capital gain of a U.S. Shareholder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Shareholder in foreign currency or on the sale, exchange or other taxable disposition of Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Shareholder who converts or otherwise disposes of the foreign currency after the day of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Shareholders who use the accrual method of tax accounting. Each U.S. Shareholder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Swiss withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Shareholder that pays (whether directly or through withholding) Swiss income tax with respect to dividends paid on the Shares generally is entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for such Swiss income tax paid. Generally, a credit will reduce a U.S. Shareholder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Shareholder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Shareholder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Shareholder's particular circumstances. Accordingly, each U.S. Shareholder should consult its own tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Shareholders may be subject to these reporting requirements unless their Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Shareholder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Shareholder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Shareholders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S.

Shareholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Shareholder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Shareholder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. SHAREHOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES. U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Swiss Income Tax Considerations

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Shares under Swiss income tax laws and regulations in force on the date of this annual report. Tax consequences are subject to changes in applicable law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Shares nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular holder of Shares.

Investors are urged to consult their own tax advisors as to tax consequences of the acquisition, ownership and disposition of Shares. Tax consequences may differ according to the provisions of different tax treaties (see below) and the investor’s particular circumstances.

Swiss Withholding Tax

Under Swiss tax law, dividends and similar cash or in-kind distributions paid on the Shares (including liquidation proceeds and bonus shares or repurchases of Shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Swiss Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Shares and any permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Swiss Withholding Tax.

Swiss tax resident individuals who hold their shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland and who hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged transactions, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Shares and the procedures for claiming a refund of the Swiss Withholding Tax.

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. The Swiss Federal Issuance Stamp Tax levied on the proceeds from the issuance of the Shares will be borne by the Company.

The purchase or sale of Shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to Swiss Federal Securities Transfer Stamp Tax at a current rate of up to 0.15%, calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtensteinian bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions simply because they hold Shares. The same applies for capital gains on the sale of Shares. For Swiss Withholding Tax consequences, see above.

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Shares as described above), which are not repayments of the nominal value of the Shares or permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)), are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Shares to a third party will generally be a tax-free private capital gain or a non-tax-deductible capital loss, as the case may be. Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds and bonus shares or taxable repurchases of Shares as described above) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the shares held have an aggregate market value of at least CHF 1 million. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Shares) for such taxation period. The same tax treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders holding Shares are not subject to cantonal and communal wealth or annual capital tax simply because they hold Shares.

Resident Private Shareholders are required to report their Shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Shares). Domestic Commercial Shareholders are required to report their Shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax. No wealth or capital tax is levied at the federal level.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a bilateral agreement with the European Union on the international automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement became effective as of January 1, 2017, and applies to all 27 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other countries, such as the United Kingdom, became effective. Based on this AEOI Agreement and the bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include shares, held in, and income derived from and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in a EU member state or a treaty state from 2017, and exchanges such information since 2018. Switzerland has signed and is expected to sign further AEOI agreements with other countries. A list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

The United States and Switzerland entered into an intergovernmental agreement (the "U.S.-Switzerland IGA") to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act ("FATCA"). Under the U.S.-Switzerland IGA, financial institutions acting out of Switzerland generally are directed to become participating foreign financial institutions (FFIs). The U.S.-Switzerland IGA ensures that accounts held by U.S. persons with Swiss financial institutions (including accounts in which Shares are held) are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland (the Treaty). The Treaty, as amended in 2019, includes a mechanism for the exchange of information in tax matters upon request between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting U.S. accounts and non-consenting non-participating foreign financial institutions for periods from June 30, 2014. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct notification-based regime (Model 2) to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities (Model 1). The negotiations were concluded on November 13, 2023 and on June 27, 2024, the Swiss Federal Tax Administration issued a press release announcing the signing of a reciprocal FATCA Model 1 intergovernmental agreement (the “Model 1 IGA”). This means that Switzerland will also receive account data from the United States in the future. Swiss financial institutions will no longer provide the required data to the U.S. authorities, but rather to the Swiss Federal Tax Administration, which will then transmit it to the Internal Revenue Service. In Switzerland, the implementation of the Model 1 IGA necessitates changes to national law, which will be decided by the Federal Assembly. Such changes to national law implementing the Model 1 IGA are currently expected to enter into force in Switzerland on January 1, 2027. However, it is not possible to predict whether and when such changes will be enacted.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements the Company files reports and other information with the SEC. You may inspect and copy any report or document that the Company files, including this annual report and the accompanying exhibits, at the SEC's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates. The Company's SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on the Company's website at www.lithium-argentina.com. Information on the Company's website does not constitute a part of this annual report and is not incorporated by reference.

The Company will also provide without charge to each person, including any beneficial owner of the Shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to the Company’s administrative office at, 310 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

To the extent the Company furnishes an annual report to security holders, the Company will promptly submit an English version of this annual report to U.S. security holders under the cover of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.

For descriptions of the Company’s credit risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

For descriptions of the Company’s liquidity risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards.

Market Risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities.

For descriptions of the Company’s market risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards..

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.

For descriptions of the Company’s foreign currency risk, see Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in “Item 18. – Financial Statements” of this annual report., which comply with IFRS Accounting Standards.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. to C.

Not applicable.

D. American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to B. Modifications to the Rights of Security Holders

In January 2025, the Company completed a corporate reorganization, as a result of which the Company’s corporate jurisdiction was moved from British Columbia, Canada to Zug, Canton of Zug, Switzerland. Accordingly, the rights of the Company's Shares became governed by the Articles of Association and the laws of Switzerland. The rights attaching to each share remained substantially equivalent. See “Item 10 – Memorandum and Articles of Incorporation - Summary Comparison Of Material Shareholder Rights Under British Columbia Law And Swiss Law.”

C.

Not applicable.

D.

Not applicable.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2025, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s CEO and CFO. Based on that evaluation, the CEO and CFO have concluded that as of such date the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

It should be noted that while the CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management's Report on Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2025, the Company’s internal control over financial reporting was effective.

The consolidated financial statements of the Company as of December 31, 2025, and 2024, and for each of the three years in the period ended December 31, 2025, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

C. Attestation Report of Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion, which appears herein.

D. Changes in Internal Controls Over Financial Reporting

There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Robert Doyle and Calum Morrison (i) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and the applicable NYSE rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or the Board.

ITEM 16B. CODE OF ETHICS

On January 23, 2025, the Company adopted a new code of ethics as part of the transaction, entitled the Code of Business Conduct and Ethics (the “Code”). The Code applies to all directors, officers and employees of the Company, including the CEO and CFO. The Code replaces the Company’s prior code of conduct and contains amendments to reflect the Company’s name change from “Lithium Americas (Argentina) Corp.” to “Lithium Argentina AG”, to include provisions regarding anti-trust and fair competition matters, and other changes of housekeeping nature.

Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company’s internet website at the following address: https://www.lithium-argentina.com/. Notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, unless explicitly incorporated.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our Auditors, PricewaterhouseCoopers LLP, Vancouver, Canada (PCAOB ID #271), unless stated otherwise, for the years indicated.

	December 31, 2024	December 31, 2025
Audit Fees	$508,606	$1,139,934
Audit-Related Fees	—	$3,720
Tax Fees	$650,522	$986,193
All Other Fees	$2,343	$2,218
Total Fees	$1,161,471	$2,132,065

Notes:

(1)
Audit Fees. The aggregate audit fees billed by the Company’s Auditor.
(2)
Audit-Related Fees. This category refers to the aggregate fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees.
(3)
Tax Fees. This category includes the aggregate fees billed for professional services provided by the Auditor rendered for tax compliance, tax advice and tax planning.
(4)
All Other Fees. This category includes fees billed for a subscription to accounting publications.

Pre-Approval Policies and Procedures

The Audit and Risk Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s Auditor, subject to the Chair reporting the pre-approval(s) to the Audit and Risk Committee at the Committee’s meeting subsequent to said approval(s).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s Shares are listed in the United States on the NYSE and in Canada on the TSX. The Company is incorporated under the laws of Switzerland listed on the TSX and is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The Company has in place a system of corporate governance practices which is in line with applicable Canadian requirements, including National Instrument 58-101 Disclosure of Corporate Governance Practices, National Policy 58-201 Corporate Governance Guidelines, National Instrument 52-110 Audit Committees and rules of the TSX. Section 303A of the NYSE Listed Company Manual permits the NYSE to consider the laws, customs and practices of foreign private issuers in relaxing certain NYSE listing criteria, and to grant exemptions from NYSE listing criteria based on these considerations.

Shareholder Meeting Quorum Requirement

The NYSE typically expects listed companies to have a quorum requirement of a majority of the company’s outstanding shares. There is no precisely corresponding requirement under Swiss law, however the Company's Articles of Association provide for quorum requirements. For resolutions or elections to be passed at a shareholders' meeting, at least two shareholders entitled to vote, either in person or by proxy, must be present at the commencement of the meeting and collectively represent at least 5% of the issued shares entitled to vote at the meeting.

Shareholder Approval Requirement for Issuing Securities

The NYSE requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including any transaction or series of transactions that would result in the issuance of Shares (or securities convertible into Shares) equal to 20% or more of presently outstanding shares (other than a public offering for cash or in certain other cases of financings for cash). The Company is also subject to TSX requirements, unless certain exemptions1 are available.

According to Swiss law, a company's share capital may be increased by issuing new shares through an ordinary share capital increase, which requires approval by the shareholders and must be carried out by the Board within six months of the respective general meeting in order to become effective. Further, the shareholders may authorize the Board, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal/par value of the shares represented at such meeting, to increase the share capital by a specific aggregate nominal amount, up to a maximum of 50% of the share capital, (i) within the capital band (Kapitalband), to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or (ii) from the conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible rights or one of its subsidiaries or (ii) grants of rights to employees, members of the Board, consultants or other persons providing services to the company or a subsidiary to subscribe for new shares (conversion or option rights), without further shareholders' approval, provided the company's Articles of Association delegate such authority to the Board. The Company's Articles of Association provide for such capital band, conditional capital for financing purposes and conditional capital for equity incentive plans.

Shareholder Approval Requirements for Equity Compensation Plans

The NYSE requires shareholder approval of all equity compensation plans and material revisions to such plans, with limited exemptions set out in the NYSE Listed Company Manual. No such rule applies to a Swiss corporation, however shareholder approval is required as set forth above for the introduction of a so-called conditional capital in the Articles of Associations of the Company to issue shares under such equity compensation plan, unless those shares are sourced from treasury shares of the Company. The Company is also subject to TSX requirements, unless certain exemptions2 are available.

1 Subject to meeting certain exemptions for “Eligible Interlisted Issuers”, the TSX requires shareholder approval for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (i) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (ii) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

2 Subject to meeting certain exemptions for “Eligible Interlisted Issuers” TSX rules require shareholder approval of “security-based compensation arrangements,” which are plans that involve newly issued shares, or specified amendments to such plans.

Proxy Delivery Requirements

The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. As a foreign private issuer, the Company is exempt from the proxy rules set forth under the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Switzerland. As a reporting issuer in Canada, the Company must comply with Canadian requirements subject to certain exceptions3. The foregoing is consistent with the laws, customs, and practices in Switzerland and Canadian reporting requirements.

The foregoing is consistent with the laws, customs, and practices in Switzerland.

ITEM 16H. MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977, which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2025, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures (the “Securities Trading Policy”) that govern the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Securities Trading Policy, as amended in August 2025, is filed hereto as Exhibit 11.1.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company recognizes the critical importance of cybersecurity in safeguarding its information assets, operational systems, and stakeholder interests. We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems and information.

To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques. Given the Company's small corporate staff, cybersecurity risk management is primarily outsourced to third-party service providers with expertise in cybersecurity threat detection, prevention, and incident response.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies and reporting channels that apply across the enterprise risk management program to other risk areas. Our Internal Audit & Risk team is principally responsible for facilitating our enterprise risk management program, in consultation with multiple functions at the Company and reporting to the Audit Committee.

3 An issuer can follow certain U.S. requirements if it qualifies as an “SEC issuer” or “SEC foreign issuer”.

The Company has established a cybersecurity risk management program designed to identify, assess, and mitigate cybersecurity risks. This program includes the engagement of external cybersecurity firms that provide ongoing monitoring, vulnerability assessments, and compliance with relevant security standards and regulatory requirements. The outsourced cybersecurity service providers implement industry best practices, including firewalls, encryption, multi-factor authentication, and intrusion detection systems, to mitigate potential threats.

The Company remains committed to safeguarding its information systems and data from cybersecurity threats. While no material cybersecurity incidents have occurred, the Company continues to enhance its cybersecurity risk management practices in response to the dynamic threat landscape. Through external expertise, robust governance, and periodic oversight by the Audit Committee, the Company seeks to effectively manage cybersecurity risks and ensure business continuity.

Cybersecurity Incidents and Governance

As of the date of this filing, the Company has not experienced any material cybersecurity incidents. However, in recognition of the evolving nature of cyber threats, the Company continuously evaluates and enhances its cybersecurity measures. In the event of a cybersecurity incident, the Company has a response plan in place, coordinated by its third-party cybersecurity partners, to contain, investigate, and remediate any breaches while ensuring compliance with applicable regulatory reporting obligations.

The Audit Committee has oversight responsibility for cybersecurity risk management. It receives quarterly and event specific from the Finance Operations Director and external cybersecurity advisors on emerging threats, mitigation strategies, and regulatory developments. The Audit Committee ensures that the Company’s cybersecurity strategy aligns with its overall risk management framework and corporate governance principles.

Each employee is responsible for complying with the Company’s Information Technology and Cybersecurity Policy. The Company’s Information Technology Department assists employees and monitors compliance with the Information Technology and Cybersecurity Policy. The Information Technology Department ultimately reports to the Chief Financial Officer.

Third-Party Cybersecurity Risk Management

Given the Company's reliance on external vendors for key cybersecurity functions, it maintains a vendor risk management program. This includes contractual agreements with service providers that specify security requirements, data protection measures, and incident response obligations. Regular assessments of third-party vendors are conducted by the Company’s Information Technology Department to ensure compliance with cybersecurity standards and to mitigate risks associated with outsourced IT functions.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, including the audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, together with the report of PricewaterhouseCoopers LLP, Chartered Professional Accountants, is filed as part of this annual report.

The audited financial statements of Minera Exar prepared pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2025, are included as Exhibit 99.1 of this annual report.

ITEM 19. EXHIBITS

# Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(5) and 601(b). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

Exhibit No.	Description
1.1	Lithium Argentina AG Articles of Association, as revised on June 19, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Lithium Argentina AG on June 30, 2025)
1.2	Lithium Argentina AG By-laws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K12b filed by Lithium Argentina AG on January 24, 2025)
2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to the Current Report on Form 8-K12B filed by Lithium Argentina AG on January 24, 2025)
3.1

First Supplemental Indenture dated October 3, 2023, between Lithium Americas (Argentina) Corp. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed by Lithium Americas (Argentina) Corp. on October 4, 2023)

3.2

Second Supplemental Indenture dated January 23, 2025, between Lithium Americas (Argentina) Corp. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Lithium Argentina AG on January 24, 2025)

3.3

Supplemental Transaction Agreement dated August 18, 2018, between Lithium Americas Corp. and GFL International Co., Ltd. (incorporated by reference to Exhibit 99.3 of the Current Report on Form 6-K filed by Lithium Argentina AG on August 27, 2018)

4.2

Lithium Argentina AG Equity Incentive Plan, Effective January 23, 2025 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by Lithium Argentina AG on January 24, 2025)

4.3

Summary in English of the Purchase Option Agreement dated March 28, 2016, by and between Minera Exar S.A. and Grupo Minero Los Boros (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed by Lithium Argentina on March 28, 2025)

4.4

Framework Agreement between GFL International Co., Limited and Lithium Argentina AG dated August 12, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Lithium Argentina AG on September 10, 2025)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed by Lithium Argentina on March 28, 2025)
11.1	Securities Trading Policy
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management’s discussion and analysis of Lithium Argentina for the year ended December 31, 2025
15.2

2026 Cauchari-Olaroz S-K 1300 Technical Report, Salars, Jujuy Province, Argentina, effective December 31, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Lithium AG on March 20, 2026)

15.3

SK-1300 Technical Report – Scoping Study Report at PPG Salars, Salta Province, Argentina, effective December 31, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Lithium AG on March 20, 2026)

15.4	Consent of Qualified Person (David Burga)
15.5	Consent of Qualified Person (Anthony Sanford)
15.6	Consent of Qualified Person (Marek Dworzanowski)
15.7	Consent of Qualified Person (Mark King)
15.8	Consent of Qualified Person (Jonathan Gibson)
15.9	Consent of Qualified Person (Alexander Cushing)
15.10	Consent of Qualified Person (Deptford Geoscience)

15.11	Consent of Qualified Person (Ioniq Solutions)
15.12	Consent of Qualified Person (EnviroProTech-t)
15.13	Consent of Qualified Person (Groundwater Insight)
15.14	Consent of Qualified Person (Frederik Reidel)
15.15	Consent of Qualified Person (Atacama Water Consultants)
15.16	Consent of Qualified Person (James Wang)
15.17	Consent of Qualified Person (Golder Associates)
15.18	Consent of PricewaterhouseCoopers LLP
15.19	Consent of Pricewaterhouse & Co. S.R.L.
97.1	Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by Lithium Argentina on March 28, 2025)
99.1	Audited financial statements of Minera Exar S.A. for the year ended December 31, 2025
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatting as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Lithium Argentina AG

By:	/s/ Sam Pigott
Name: Sam Pigott
Title: Executive Director and Chief Executive Officer

Date: March 23, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.) and its subsidiaries (together, the Company) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive (loss) income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s ability to maintain normal operations and meet its current debt obligations depends on generating and repatriating sufficient cash flows from lithium carbonate production at Cauchari-Olaroz, or alternatively, securing additional financing, and the Company has stated that these conditions, among others, give rise to material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (United States) (PCAOB) standards) on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment of investments in associates and joint ventures

As described in Notes 3, 6 and 7 to the consolidated financial statements, at each reporting date,

management considers whether there is objective evidence of impairment in its investments in associates and joint ventures. If such evidence exists, management determines the amount of any impairment by reference to the recoverable amount of the investments. The carrying amount of the Company’s investments in associates and joint ventures was $93 million for the investment in the Cauchari-Olaroz project and $183 million for the investment in the Sal de la Puna project as of December 31, 2025. Management applies significant judgment to assess whether objective evidence of impairment exists and considers whether any events have impacted estimated future cash flows (loss events) or if there is any information regarding significant changes with an adverse effect on the investments in associates and joint ventures. These considerations include (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna projects; and (iv) changes in the significant assumptions that impact the valuation of the underlying Cauchari-Olaroz or Sal de la Puna projects.

The principal considerations for our determination that performing procedures relating to the assessment of impairment of investments in associates and joint ventures is a critical audit matter are the significant judgment by management when assessing whether there was objective evidence of impairment in its investments in associates and joint ventures, specifically related to assessing whether there were (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna projects; and (iv) changes in the significant assumptions that impact the valuation of the underlying Cauchari-Olaroz or Sal de la Puna projects. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the judgments made by management in their assessment of whether there was objective evidence of impairment in its investments in associates and joint ventures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of whether there was objective evidence of impairment in its investments in associates and joint ventures. These procedures also included, among others, (i) evaluating whether there were significant financial difficulties of the associates and joint ventures by considering operating results and expenditures of the associates and joint ventures; (ii) assessing whether there was any breach of contract, such as default or delinquency in payments by the associates and joint ventures by considering applicable debt covenants and actual payments made against the terms and payment schedules outlined in the contracts; (iii) assessing whether there were any changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna projects by considering management’s public disclosures, Board of Directors meeting minutes and evidence obtained in other areas of the audit; and (iv) evaluating whether there were any changes to significant assumptions that impact the valuation of the underlying Cauchari-Olaroz or Sal de la Puna projects by considering external market and industry data and evidence obtained in other areas of the audit, as applicable.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 23, 2026

We have served as the Company’s auditor since 2015.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2025	2024
		$	$
CURRENT ASSETS
Cash and cash equivalents	5	61,134	85,543
Receivables from purchasers for lithium carbonate	9	23,209	17,436
Loans to Exar Capital	8	-	10,799
Other receivables, prepaids and deposits		369	3,631
		84,712	117,409
NON-CURRENT ASSETS
Investment in Sal de la Puna Project	6	183,370	183,207
Loans to Exar Capital	8	308,333	369,616
Loans to Minera Exar	10	71,537	67,355
Investment in Cauchari-Olaroz Project	7	93,352	32,919
Long-term receivable from JEMSE	7	8,077	7,935
Property, plant and equipment	11	9,374	8,988
Exploration and evaluation assets	12	341,014	343,794
Deferred income tax asset	23	11	-
		1,015,068	1,013,814
TOTAL ASSETS		1,099,780	1,131,223

CURRENT LIABILITIES
Accounts payable and accrued liabilities		5,942	8,375
Payable to Minera Exar for lithium carbonate purchases	9	25,507	21,152
PGCo Shareholder liabilities - Ganfeng	10	12,859	-
Convertible notes interest and other liabilities		2,486	2,308
Equity-settleable convertible notes	13	234,161	208,437
		280,955	240,272
NON-CURRENT LIABILITIES
Deferred income tax liability	23	431	-
Other liabilities		1,461	21
		1,892	21
TOTAL LIABILITIES		282,847	240,293

EQUITY
Share capital		1,624	1,619
Capital reserve		1,514,732	1,499,682
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(744,989)	(669,540)
TOTAL EQUITY ATTRIBUTABLE TO LITHIUM ARGENTINA'S SHAREHOLDERS		767,880	828,274
Non-controlling interest	10	49,053	62,656
TOTAL EQUITY		816,933	890,930
TOTAL LIABILITIES AND EQUITY		1,099,780	1,131,223

Nature of Operations and Going Concern (Note 1)

Approved for issuance on March 23, 2026

On behalf of the Board of Directors:

“Robert Doyle”	“George Ireland”
Director	Director

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years Ended December 31,
	Note	2025	2024	2023
		$	$	$
EXPENSES
Exploration and evaluation expenditures	17	(6,689)	(10,078)	(21,214)
General and administrative	16	(15,712)	(14,654)	(21,401)
Share based compensation	14	(15,055)	(7,229)	(8,399)
Share of (loss)/gain of Cauchari-Olaroz Project	7	(39,766)	(28,232)	16,211
Share of loss of Arena Minerals		-	-	(677)
Share of loss of Sal de la Puna Project	6	(256)	(176)	(866)
		(77,478)	(60,369)	(36,346)
OTHER ITEMS
Transaction costs	19	(4,030)	(6,818)	(7,569)
(Loss)/gain on financial instruments measured at fair value	13	(2,416)	12,530	22,379
Finance and other costs	18	(31,940)	(25,176)	(22,702)
Foreign exchange (loss)/gain		(693)	2,147	19,579
Loss on JEMSE receivable	7	(9,261)	-	-
Finance and other income	20	49,406	51,787	52,899
		1,066	34,470	64,586

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES		(76,412)	(25,899)	28,240

Income tax expense:
Current tax expense	23	(48)	-	-
Deferred tax (expense)/recovery	23	(420)	10,659	(10,659)

(LOSS)/INCOME FROM CONTINUING OPERATIONS		(76,880)	(15,240)	17,581

INCOME FROM DISCONTINUED OPERATIONS		-	-	1,270,788

NET (LOSS)/INCOME		(76,880)	(15,240)	1,288,369
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina		(75,449)	(15,234)	1,288,369
Non-controlling interest		(1,431)	(6)	-

TOTAL COMPREHENSIVE (LOSS)/INCOME		(76,880)	(15,240)	1,288,369
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM CONTINUING OPERATIONS
(Loss)/income per share - basic		(0.47)	(0.09)	0.11
(Loss)/income per share - diluted		(0.47)	(0.09)	0.11
BASIC AND DILUTED INCOME PER SHARE FROM DISCONTINUED OPERATIONS
Income per share - basic		-	-	8.18
Income per share - diluted		-	-	7.91
BASIC AND DILUTED (LOSS)/INCOME PER SHARE TOTAL
(Loss)/income per share - basic		(0.47)	(0.09)	8.29
(Loss)/income per share - diluted		(0.47)	(0.09)	8.02
Weighted average number of common shares outstanding - basic total		162,172	161,338	155,331
Weighted average number of common shares outstanding - diluted total		162,172	161,338	160,630

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Capital Reserve	Accumulated other comprehensive loss	Deficit	Shareholders’ equity	Non-controlling interest	Total equity
	of shares	$	$	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2022	135,035	1,350	1,058,361	(3,487)	(272,222)	784,002	-	784,002
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	2,186	22	150	-	-	172	-	172
Shares issued pursuant to the GM investment	15,002	150	286,804	-	-	286,954	-	286,954
Share issuance costs	-	-	(15,217)	-	-	(15,217)	-	(15,217)
Shares issued pursuant to Arena Minerals acquisition	8,456	85	163,118	-	-	163,203	-	163,203
Share based compensation	-	-	14,254	-	-	14,254	-	14,254
DSUs issued in lieu of directors' fees	-	-	628	-	-	628	-	628
Distribution of assets upon separation	-	-	(16,097)	-	(1,677,337)	(1,693,434)		(1,693,434)
Net income	-	-	-	-	1,288,369	1,288,369	-	1,288,369
Balance, December 31, 2023 (Note 14)	160,679	1,607	1,492,001	(3,487)	(661,190)	828,931	-	828,931
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	1,253	12	(12)	-	-	(0)	-	(0)
Share based compensation	-	-	7,693	-	-	7,693	-	7,693
Pastos Grandes Transaction (Note 10)	-	-	-	-	6,884	6,884	62,662	69,546
Net loss	-	-	-	-	(15,234)	(15,234)	(6)	(15,240)
Balance, December 31, 2024	161,932	1,619	1,499,682	(3,487)	(669,540)	828,274	62,656	890,930
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	475	5	(5)	-	-	0	-	0
Share based compensation (Note 14)	-	-	15,055	-	-	15,055	-	15,055
Pastos Grandes Share Premium Reduction Transaction (Note 10)	-	-	-	-	-	-	(11,917)	(11,917)
Pastos Grandes' loss on modification of loans advances to Exar (Note 10)	-	-	-	-	-	-	(255)	(255)
Net loss	-	-	-	-	(75,449)	(75,449)	(1,431)	(76,880)
Balance December 31, 2025	162,407	1,624	1,514,732	(3,487)	(744,989)	767,880	49,053	816,933

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2025	2024	2023
		$	$	$
OPERATING ACTIVITIES
(Loss)/income from continuing operations		(76,880)	(15,240)	17,581

Items not affecting cash and other items:
Share based compensation		15,055	7,229	8,399
Depreciation	10	489	758	1,067
Current tax expense	23	48	-	-
Deferred tax expense/(recovery)	23	420	(10,659)	10,659
Foreign exchange loss/(gain)		693	(2,147)	(13,774)
Share of loss of Cauchari-Olaroz Project	7	39,766	28,232	(16,211)
Loss on JEMSE receivable	7	9,261	-	-
Share of loss of Arena Minerals		-	-	677
Share of loss of Sal de la Puna Project	6	256	176	866
Loss/(gain) on financial instruments measured at fair value	13	2,416	(12,530)	(22,379)
Finance income		(46,565)	(46,470)	(33,647)
Finance and other costs		30,884	25,134	25,362
Payment of interest on the convertible notes and debt facilities		(4,529)	(4,528)	(4,528)
Changes in non-cash working capital items:
Decrease in receivables, prepaids and deposits		(2,938)	(16,458)	(1,018)
Increase in accounts payable and accrued liabilities		1,668	20,342	3,009
Decrease/(increase) in net prepayments made for lithium carbonate		-	4,351	(4,353)
Cash used in operating activities of continuing operations		(29,956)	(21,810)	(28,290)
Cash used in operating activities of discontinued operations		-	-	(30,679)
Net cash used in operating activities		(29,956)	(21,810)	(58,969)

INVESTING ACTIVITIES
Loans to Exar Capital	8	-	(41,978)	(64,680)
Proceeds from repayment of loans and interest by Exar Capital	8	3,920	26,476	-
Loans to Minera Exar	10	-	(65,000)	-
Contribution to Investment in Cauchari-Olaroz project		-	(1,570)	(1,863)
Contribution to Investment in Sal de la Puna Project	6	(419)	(2,113)	-
Proceeds from withdrawal of short-term bank deposits		-	-	155,000
Change in cash as a result of Arena Minerals acquisition		-	-	(2,887)
Additions to exploration and evaluation assets	12	(229)	(702)	(2,577)
Disposals of exploration and evaluation assets	12	3,009	-	-
Additions to property, plant and equipment		-	(971)	(5,291)
Cash provided/(used) in investing activities of continuing operations		6,281	(85,858)	77,702
Cash used in investing activities of discontinued operations		-	-	(116,804)
Net cash provided/(used) in investing activities		6,281	(85,858)	(39,102)

FINANCING ACTIVITIES
Proceeds from equity awards exercises		-	-	172
Financing costs related to separation		-	-	(15,647)
Cash distributed upon separation		-	-	(275,499)
Proceeds from Pastos Grandes Transaction	10	-	70,000	-
Financing costs	10	-	(455)	-
Lease payments		(332)	(774)	338
Cash (used)/provided by financing activities of continuing operations		(332)	68,771	(290,636)
Cash provided by financing activities of discontinued operations		-	-	302,755
Net cash (used)/provided by financing activities		(332)	68,771	12,119

Effect of foreign exchange on cash		(402)	2,147	13,774

CHANGE IN CASH AND CASH EQUIVALENTS		(24,409)	(36,750)	(72,178)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		85,543	122,293	194,471
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		61,134	85,543	122,293

Supplemental disclosure with respect to cash flows (Note 22)

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp., is a Swiss- domiciled resource company with lithium projects located in Argentina.

On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding common registered shares of the Company (the “Continuation”) (Note 14). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

The Company's registered office is located at Dammstrasse 19, 6300 Zug, Switzerland.

The Company is focused on the operations of the Cauchari-Olaroz project (“Cauchari-Olaroz”). Cauchari-Olaroz is a lithium brine operation located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina. The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the production stage and achieved commercial production effective October 1, 2024, and is accounted for using the equity method.

The Company also owns 85.1% interest in the Pastos Grandes lithium project (“Pastos Grandes”) acquired through the acquisition of Millennial Lithium Corp. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), held by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) which was acquired on April 20, 2023. Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina. Pastos Grandes is fully consolidated in the Company’s financial statements, whereas Sal de la Puna is accounted for using the equity method.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

As at December 31, 2025, the Company had cash and cash equivalents of $61,134 (2024 - $85,543) and equity-settleable convertible notes with a face value of $258,750 due on January 15, 2027. Subsequent to December 31, 2025, the Company’s 44.8% owned operating project, Cauchari-Olaroz held through its equity stake in Minera Exar, distributed $41,755 to the Company. In addition, subsequent to year-end, the Company entered into a six-year $130,000 debt facility with Ganfeng bearing interest at SOFR plus 2.5% (the “Debt Facility”).

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

1.
NATURE OF OPERATIONS AND GOING CONCERN (continued)

Subsequent to year-end, realized lithium carbonate prices increased to an average of approximately $17,000 per tonne in January and February 2026. For year 2026, Cauchari-Olaroz is expected to produce between 35,000 and 40,000 tonnes of lithium carbonate on a 100% basis and generate significant operational cash flow. In accordance with shareholder agreement that regulates governance of Cauchari-Olaroz, any excess cash flow (as defined in the shareholder agreement), from Cauchari-Olaroz is distributed among the Company and Ganfeng until a joint decision on any expansion plan is finalized.

The Company expects distributions from Cauchari-Olaroz to be sufficient to service the current portion of its long-term debt. However, its ability to maintain normal operations and meet these obligations ultimately depends on generating and repatriating sufficient cash flows from lithium carbonate production at Cauchari-Olaroz, or alternatively, securing additional financing.

The significance of the assumptions underlying the forecast cash flows from Cauchari-Olaroz, the amount and timing of distribution of the cash flow to the Company and the requirement to satisfy the current portion of long-term debt, gives rise to material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. Although the Company has been successful in obtaining distribution of cash flow from Cauchari-Olaroz and obtaining financing in the past, there can be no assurance that it will be able to distribute sufficient additional cash flow and obtain adequate financing in the future or that such financing will be available on terms acceptable to the Company.

If the Company is unable to continue as a going concern, material adjustments to the recoverability and amounts of assets and liabilities, the reported expenses, and the balance sheet classifications of assets and liabilities may be required. These consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

2.
BASIS OF PREPARATION

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards).

These consolidated financial statements are expressed in United States dollars (“US$” or “US dollar”), the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all the years presented in these consolidated financial statements, unless otherwise stated.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

Material accounting policies

Principles of Consolidation

These consolidated financial statements include the accounts of Lithium Argentina and its corporate group of companies, consisting of (i) Argentine subsidiaries, Proyecto Pastos Grandes S.A. and Potassium S.A.; (ii) Dutch wholly owned subsidiaries 2265866 Ontario Holdings B.V., Arena Mineral Holdings B.V., and Millennial Lithium B.V., (iii) Canadian wholly owned subsidiary 1511210 BC Ltd.; and (iv) US wholly owned subsidiary Lithium Americas (Argentina) Services Corp. All intercompany transactions and balances have been eliminated.

Subsidiaries are entities over which the Company has control. The Company is considered to control an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the entity’s relevant activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date on which control ceases. Intercompany transactions, balances and unrealized gains on transactions between group entities are eliminated. Where necessary, the accounting policies of subsidiaries are adjusted to align with those of the Company.

Investments in Associates and Joint Ventures

Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting.

Under the equity method, the initial investment is recorded at cost, and the carrying value is subsequently adjusted for the Company’s share of post-acquisition net income or loss, depreciation, amortization, or impairment of fair value adjustments made to the underlying assets and liabilities at the acquisition date. The carrying value is also adjusted for dividends, cash contributions, and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

If the Company’s share of losses of an associate or joint venture exceeds the carrying value of its interest in the associate or joint venture, it ceases to recognize its share of further losses. Once the Company’s interest is reduced to zero, additional losses are provided for, and liability is recognized, only to the extent that the Company incurs legal or constructive obligations or makes payments on behalf of the associate or joint venture. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses that were not recognized.

At each reporting date, the Company considers whether there is objective evidence of impairment in its investments in associates and joint ventures. If such evidence exists, the Company determines the amount of any impairment by reference to the recoverable amount of investment, determined in accordance with IAS 36, Impairment of Assets, as described in the Company’s accounting policy for impairment of property, plant and equipment.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The consolidated financial statements are presented in US dollars. The functional currency of the parent entity, Lithium Argentina, and all its subsidiaries, is the US dollar. The functional currency of the Company’s associates, Minera Exar and Exar Capital B.V. (“Exar Capital”), is also the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss. Non-monetary items measured at historical cost continue to be carried at the exchange rate on the date of the transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures, excluding acquisition costs and claim maintenance costs, are expensed until the technical feasibility and commercial viability have been established. These factors are assessed based on the following:

•
The extent to which mineral reserves or mineral resources, have been identified through a feasibility study or similar document; and
•
The status of mining leases, environmental and mining permits.

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

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The Company evaluates its exploration and evaluation assets for impairment at each balance sheet date, as well as whenever events or circumstances suggest the possibility of impairment. If the Company determines that a property has been impaired, or if exploration results indicate no further work is warranted, the property is written down or written off. Additionally, exploration and evaluation assets are tested for impairment immediately before being reclassified to mineral property development costs.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable acquisition or construction costs necessary to bring the asset to its intended location and condition for it to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange gains or losses on borrowings, and any related cash used to construct qualifying assets, as defined under IFRS.

Capitalization of costs ceases when the asset is capable of operating in the manner intended by management. The Company exercises judgment in determining when the asset is considered ready for use for management’s intended purpose.

Subsequently, property, plant, and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, with the exception of land which is not depreciated. When different parts of a single item of property, plant, and equipment have varying useful lives, they are treated as separate items or major components.

Property, plant and equipment that are in use are depreciated as follows:

•
Laboratory, exploration, and pilot plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•
Buildings – straight-line basis over the estimated useful life of 20 years;
•
Right-of-use assets included in “Other” – depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and
•
Office equipment included in “Other” – declining balance method at 20% annual rate.

The assets’ residual values, useful lives, and depreciation methods are reviewed and, if appropriate, adjusted at least annually. The gain or loss on the disposal of an item of property, plant, and equipment is determined by the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

Impairment of Property, Plant and Equipment

Property, plant, and equipment are assessed for impairment indicators at each reporting date, or whenever an impairment indicator arises outside of a reporting date. If an impairment indicator is identified, an impairment assessment is carried out. If an impairment loss is recognized, it is for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties.

In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines or development projects.

Where the factors that led to an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company evaluates whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement, and whether it has the right to direct the use of the asset. At inception, or upon reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component based on their relative stand-alone prices.

The Company leases offices, buildings, and equipment. Lease contracts are typically entered into for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and include a range of different conditions.

Leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease term, such that a constant periodic rate of interest is applied to the remaining balance of the liability. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term, on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•
variable lease payments based on an index or a rate;
•
amounts expected to be payable by the lessee under residual value guarantees;
•
the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option; and

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
•
payments of penalties for terminating the lease, if the lease term reflects the lessee’s decision to exercise that option.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used.

This is the rate the lessee would pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment, with similar terms and conditions.

Right-of-use assets are measured at cost, which includes the following:

•
the amount of the initial measurement of the lease liability;
•
any lease payments made on or before the commencement date, less any lease incentives received;
•
any initial direct costs; and
•
restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense in profit or loss on a straight-line basis. Short-term leases are defined as leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified and measured at amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI, based on their contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows, where those cash flows solely represent payments of principal and interest, and if the Company’s intent is to hold these financial assets to collect those cash flows. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or are designated as FVTPL at the Company’s election.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or when they have been transferred and the Company has transferred substantially all of the risks and rewards of ownership.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as FVTPL and are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives that are not designated as part of a hedging relationship are recognized in profit or loss. Fair values for derivative instruments are determined using inputs based on market conditions at the reporting date or the settlement date of the derivative.

Embedded derivatives in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Impairment of financial assets

The Company assesses the expected credit losses associated with its financial assets carried at amortized cost on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition.

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

When proceeds from project-specific borrowings are temporarily invested, borrowing costs are capitalized net of any investment income earned. Capitalization of borrowing costs is suspended during extended periods when active development is interrupted.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the period-end, adjusted for amendments to tax payable related to prior years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss, unless arising in a business combination, nor for temporary differences relating to investments in subsidiaries, to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. If it is not probable that a deferred tax asset will be recovered, it is not recognized.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity (Note 14).

Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. The dilutive effect of outstanding equity awards and warrants is calculated using the treasury stock method.

This method assumes that all common share equivalents are exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained from such exercises are used to purchase common shares of the Company at the average trading price during the period, but only if they are dilutive.

Equity-Based Compensation

The Company’s equity incentive plan permits the grant of restricted share units, performance share units, deferred share units, and stock options. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to the statement of comprehensive income (loss) over the vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

The fair value of each tranche is measured at the grant date using the appropriate pricing model, including the Black-Scholes option pricing model for stock options and the Monte Carlo simulation methodology for performance share units.

Compensation expense is recognized over the vesting period of each tranche based on the number of awards expected to vest, with an increase in contributed surplus. The number of awards expected to vest is reviewed at least annually, with any adjustments recognized immediately.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income (loss), unless the grant relates to the issuance of equity instruments. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the fair value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is determined using an appropriate valuation model.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for impairment assessment of its investments in associates and joint ventures requires significant judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz includes the Company’s equity-accounted investments in associates, Minera Exar and Exar Capital, which are equity investees holding interests in the underlying Cauchari-Olaroz project. The Company’s interest in Sal de la Puna is considered a joint venture and is accounted for using the equity method.

Management’s assessment of whether objective evidence of impairment exists considers whether any events have impacted estimated future cash flows (loss events) or if there is any information regarding significant changes with an adverse effect on the investments in associates and joint ventures. These considerations include (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna; or (iv) changes in significant assumptions that drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna, including forecasted commodity prices, reserve and resource estimates, and capital expenditure requirements.

Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2025.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist, including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2025.

Accounting for Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control. Joint control exists only when decisions about the relevant activities (those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement where the parties with joint control have rights to the assets and are responsible for funding the liabilities related to the arrangement. The Company recognizes its share of the assets, liabilities, revenues, and expenses of a joint operation. A joint venture is a joint arrangement where the parties with joint control have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method (Note 6).

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the convertible notes embedded derivative liability required management to make significant estimates. Management exercises judgment in selecting the appropriate valuation method and in making estimates of specific model inputs based on conditions existing at the reporting date.

The valuation of the convertible note embedded derivatives was performed using a partial differential equation method with Monte Carlo simulation, which required significant assumptions, including expected volatility of traded instruments, credit spreads, and estimates related to other inputs.

Refer to Note 13 for further details on the methods and assumptions used in the measurement of the convertible note embedded derivatives.

Determination of Commercial Production for the Cauchari Olaroz project

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances, including, but not limited to, whether the product produced by the plant is saleable, the completion of a reasonable commissioning period, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time.

Minera Exar determined that commercial production was achieved at the Cauchari-Olaroz project as of October 1, 2024. As a result, the project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

New IFRS Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.

It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

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

The amendments are effective for annual periods beginning on or after January 1, 2026. Management has assessed the impact of these amendments and does not expect their adoption to have a material effect on the Company's consolidated financial statements.

4.
DISTRIBUTED OPERATIONS

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved the separation of the Company into Lithium Argentina and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023, pursuant to a final order dated August 4, 2023, from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, on October 3, 2023, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275,499 of cash to Lithium Americas (NewCo).

Pursuant to the plan of arrangement, each shareholder received one common share of Lithium Argentina and one common share of Lithium Americas (NewCo) in exchange for each common share of the Company previously held. As part of the approval of the Separation, the Company’s shareholders also approved amendments to the equity incentive plan, allowing holders of restricted share units, performance share units and deferred share units to receive, upon Separation, one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo). The Company has no further interest in Lithium Americas (NewCo) subsequent to the Separation.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

4.
DISTRIBUTED OPERATIONS (continued)

The distributed operations were presented and accounted for using IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and IFRIC 17, Distribution of Assets to Owners. Under this guidance, a dividend was recognized in deficit, measured at the fair value of the net assets distributed, with a corresponding dividend payable. The dividend payable was then settled through the distribution of the net assets. The fair value of the net assets distributed was $1,680,501, determined based on the share price of Lithium Americas (Newco) on October 4, 2023.

The difference of $1,267,552 between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets within discontinued operations during the year ended December 31, 2023.

As at October 3, 2023, the carrying value of Lithium Americas (NewCo) which was distributed comprised the following assets and liabilities:

$
Assets
Cash and cash equivalents	275,499
Receivables, prepaids and deposits	16,877
Property, plant and equipment	131,182
Exploration and evaluation assets	770
Investment in Green Technology Metals	3,590
Investment in Ascend Elements	8,582
Assets distributed upon separation	436,500

Liabilities
Accounts payable and accrued liabilities	(17,157)
Current portion of long-term liabilities	(808)
GM transaction derivative liability	(370)
Decommissioning provision	(601)
Other liabilities	(4,617)
Liabilities distributed upon separation	(23,553)

Net assets distributed upon separation	412,947

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

4.
DISTRIBUTED OPERATIONS (continued)

The results and cash flows of Lithium Americas (NewCo) presented as discontinued operations are as follows:

	Years Ended December 31,
	2025	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	-	-	(5,779)
General and administrative	-	-	(8,073)
Equity compensation	-	-	(5,309)
	-	-	(19,161)
OTHER ITEMS
Transaction costs	-	-	(10,095)
Gain on financial instruments measured at fair value	-	-	32,545
Finance costs	-	-	(43)
Other loss	-	-	(10)
Gain on distribution of assets upon separation			1,267,552
	-	-	1,289,949

INCOME FROM DISCONTINUED OPERATIONS	-	-	1,270,788

	Years Ended December 31,
	2025	2024	2023
	$	$	$
Cash used in operating activities of discontinued operations	-	-	(30,679)
Cash used in investing activities of discontinued operations	-	-	(116,804)
Cash provided by financing activities of discontinued operations	-	-	302,755

5.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents

	December 31, 2025	December 31, 2024
	$	$
Cash	6,587	11,460
Cash equivalents	54,547	74,083
	61,134	85,543

As at December 31, 2025, $65 of cash and cash equivalents was held in Canadian dollars (December 31, 2024 – $156), $59,152 in US dollars (December 31, 2024 – $85,289), $1,872 were held in Argentine Pesos (December 31, 2024 – $98), and $45 in Swiss Francs (December 31, 2024 - $Nil). During the year ended December 31, 2025, cash and cash equivalents generated an interest income of $2,841 (2024 – $4,217).

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

6.
INVESTMENT IN SAL DE LA PUNA JOINT VENTURE

On April 20, 2023, the Company completed the acquisition of Arena Minerals that owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings S.a.r.l, the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of the Sal del la Puna Project.

The remaining 35% of Sal de la Puna Holdings S.a.r.l. is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, the Company holds a 65% ownership interest in the Sal de la Puna Project covering approximately 13,852 hectares of the Pastos Grandes Basin.

The Company’s 65% ownership interest in Sal de la Puna is a joint venture and is accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2023	181,270
Contribution to investment in Sal de la Puna	2,113
Share of loss of Sal de la Puna	(176)
Investment in Sal de la Puna, as at December 31, 2024	183,207
Contribution to investment in Sal de la Puna	419
Share of loss of Sal de la Puna	(256)
Investment in Sal de la Puna, as at December 31, 2025	183,370

The following is the condensed financial information of Sal de la Puna Holdings S.a.r.l. on a 100% basis.

	December 31, 2025	December 31, 2024
	$	$
Current assets	1,562	1,589
Non-current assets (including PPA adjustments)	280,551	280,470
Current liabilities	(6)	(202)
Net assets	282,107	281,857

LAR's share of Sal de la Puna's net assets	183,370	183,207

	Years Ended December 31,
	2025	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	72	479	1,772
General and administrative	518	522	231
	590	1,001	2,003

Foreign exchange and other (income)/loss	(198)	(730)	762
Net loss	392	271	2,765

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at December 31, 2025, the Company, Ganfeng, and JEMSE hold 44.8%, 46.7%, and 8.5% equity interests, respectively, in Minera Exar, the entity that holds all rights, title, and interest in the Cauchari-Olaroz project, located in the Jujuy province of Argentina. The Company and Ganfeng are also 49% and 51% shareholders, respectively, in Exar Capital, a company that provides shareholder financing to Minera Exar. Minera Exar and Exar Capital are associates of the Company and are accounted for using the equity method of accounting. The investment in Minera Exar and Exar Capital together is referred to as the “Investment in Cauchari-Olaroz project.”

The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Minera Exar and Exar Capital, which are governed by a shareholders’ agreement between the Company and Ganfeng. The agreement regulates key aspects of governance and provides the Company with significant influence over Minera Exar. Under the agreement, the Company and Ganfeng are entitled to the project’s production offtake on a 49%/51% basis, and construction costs are shared on the same pro-rata basis.

JEMSE Receivable

JEMSE acquired its 8.5% equity interest in Minera Exar in April 2021, of which 4.2% was acquired from the Company and 4.3% from Ganfeng. The right to acquire this interest was initially granted under a letter of intent signed in 2012, in compliance with the Province of Jujuy’s regulations concerning government participation in mineral projects. As part of the closing of the transaction, JEMSE agreed to reimburse the Company and Ganfeng their pro-rata share of $23,496 for equity financing provided for construction of the project in prior years.

This reimbursement obligation is measured at the initial transaction date and will be settled through the assignment of one-third of dividends otherwise payable to JEMSE in future periods. Dividend distributions by Minera Exar to all shareholders, including JEMSE, will only be considered once Minera Exar has met all project debt commitments.

During 2025, subsequent changes in the expected recoverable amount of this receivable were recognized. Prior to the restructuring of loans described below, the Company recorded an adjustment to the carrying value of the previous 2021 JEMSE receivable based on revised cash flow estimates and recognized a corresponding loss of $3,382, presented as “Loss on JEMSE receivable” in the statement of comprehensive loss.

In connection with the Restructuring of loans described below, the Company recognized its portion of the additional JEMSE receivable at fair value of $2,789. As at December 31, 2025, the carrying value of the two long-term receivables from JEMSE was $8,077 (2024 – $7,935).

Restructuring of Loans

During the year ended December 31, 2025, as part of a restructuring of loans (the “Restructuring”), the Company and Ganfeng amended and restated loan agreements relating to loans advanced to Exar Capital. Concurrently, Exar Capital amended and restated agreements relating to the loans advanced to Minera Exar (collectively, the “Amendments”), revising interest rates to market levels effective for fiscal year 2025 and subsequent periods and extending the maturity dates. These modifications were treated as an extinguishment of the existing loans and the issuance of new loans at market rates of interest.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

As part of the Restructuring, on August 27, 2025, Exar Capital assigned certain loan receivables from Minera Exar to the Company and Ganfeng. The total carrying value of the loans assigned was $208,121, of which the Company’s portion amounted to $101,979. In exchange, the Company cancelled loans owed by Exar Capital with a carrying value of $99,422. The assigned loans receivable from Minera Exar were subsequently settled through a capital contribution by the Company and Ganfeng to Minera Exar.

Because the Restructuring resulted from transactions between shareholders rather than with external parties, the Company determined that the net effect represented a transaction between owners in their capacity as owners. Accordingly, the capitalization of loans was recorded as an increase in the Company’s investment in the Cauchari-Olaroz project, with no gain or loss recognized in the statement of comprehensive loss.

In connection with the Restructuring, JEMSE retained its ownership interest in Minera Exar in exchange for an agreement to reimburse the Company and Ganfeng through the assignment of one-third of dividends otherwise payable to JEMSE in future periods, up to an additional $8,271 and $8,609, respectively, after the previous dividend assignment has been fully repaid. The Company recognized its portion of the additional JEMSE receivable at fair value of $2,789 and recorded a reduction in its investment of $8,668, resulting in a loss of $5,879, included in “Loss on JEMSE receivable”. The fair value of the additional long-term receivable from JEMSE was estimated by discounting the Company’s share of expected future reimbursements by JEMSE to their present value, reflecting the timing of settlement through the assignment of future dividends otherwise payable to JEMSE. The valuation assumed a discount rate of 10%. The timing of expected reimbursements was estimated based on projected cash flows of Minera Exar.

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2023	59,581
Contribution to Investment in Cauchari-Olaroz Project	1,570
Share of loss of Cauchari-Olaroz Project	(17,374)
Elimination of the Company’s portion of capitalized intercompany interest	(10,858)
Investment in Cauchari-Olaroz Project, as at December 31, 2024	32,919
Contribution to investment in Cauchari-Olaroz Project through capitalization of loans	99,422
Reduction in investment arising from capital contribution allocated to JEMSE	(8,668)
Shareholder's contribution from the restructuring of loans	8,680
Gain on modification of Exar-PGCo loan amendment	766
Recognition of previously unrecognized share of losses for year 2024	(26,043)
Share of loss of Cauchari-Olaroz Project for the current period	(13,724)
Investment in Cauchari-Olaroz Project, as at December 31, 2025	93,352

For the year ended December 31, 2025, the Company recognized its share of losses from the Cauchari-Olaroz project totaling $39,766 in the statement of comprehensive loss. This amount includes current year losses of $13,724 and previously unrecognized losses of $26,043 from 2024, which were recognized following the capitalization of loans to Minera Exar that increased the carrying amount of the Company’s investment.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Summarized Financial Information of Minera Exar

As of October 1, 2024, Minera Exar determined that commercial production had been achieved for the Cauchari Olaroz project after reaching elevated production levels for a sustained period. As a result, the Cauchari Olaroz project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

The following is the condensed financial information of Minera Exar on a 100% basis, as amended to reflect the Company’s accounting policies.

	December 31, 2025	December 31, 2024
	$	$
Total current assets	431,365	312,354
Non-current assets	1,409,357	1,479,969
Current liabilities:
Third-party loans	(242,910)	(161,059)
Loans from Exar Capital	-	(584,474)
Derivative liability on loans from Exar Capital	-	(53,211)
Other current liabilities	(61,599)	(72,824)
Non-current liabilities:
Third-party loans	(49,781)	(49,315)
Loans from Exar Capital	(911,338)	(455,821)
Loans from PGCo	(71,537)	(67,355)
Derivative liability on loans from Exar Capital and PGCo	(10,614)	(47,352)
Other non-current liabilities	(90,633)	(88,997)
Net assets	402,310	211,915

As of December 31, 2025, Minera Exar’s outstanding third-party debt, including accrued interest, amounted to $292,690 (2024 - $210,400), while its cash balance and short-term investments were $86,882 (2024 - $11,190). The total debt includes the following:

•
Approximately $220,000 in loans from major international banks, secured by guarantees and standby letters of credit arranged by Ganfeng, which are due within twelve months from December 31, 2025. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $107,800, in respect of these loans. No amount has been recognized by the Company in respect of this guarantee as at December 31, 2025.

The Company and Ganfeng have negotiated a three-year extension of the maturity of $100,000 of these loans, which has been approved by the regulatory authority. The loan is secured by a standby letter of credit provided by Ganfeng. As the standby letter of credit was issued for a standard one-year term, the loan was initially structured with a one-year maturity to align with the term of the standby letter. Upon extension of the related standby letter of credit, the loan will automatically roll over for the remainder of the three-year term. Included within these loans is $120,000 in bank debt facilities closed in the second quarter of 2025 and fully drawn in the third quarter of 2025 to refinance maturing short-term loans and for other purposes. These loans were priced at an approximately SOFR plus 2.5%, including fees. A portion of these debt proceeds remained in Exar’s cash balance as of December 31, 2025;

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
•
$10,000 in loans secured by local bank guarantees arranged by Minera Exar, due within twelve months from December 31, 2025;
•
$9,300 in unsecured loans, due within twelve months from December 31, 2025;
•
Approximately $50,000 in unsecured bonds issued by Minera Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25,000 on May 11, 2027, while the second tranche of $25,000 on November 11, 2027.

	Years ended December 31,
	2025	2024	2023
	$	$	$
Sales	271,467	197,685	34,521
Cost of sales	(238,513)	(177,980)	(27,799)
Gross profit	32,954	19,705	6,722

Selling and distribution expenses	(20,575)	(13,500)	(1,773)
Administrative and other expenses	(11,000)	(8,329)	(5,317)
Finance costs	(138,595)	(36,189)	-
Foreign exchange (loss)/gain	(9,700)	85,889	-
Derivative gain/(loss)	89,949	(3,713)	254,498
Other income/(expense)	3,592	(3,865)	-
Deferred tax recovery/ (expense)	14,614	(72,833)	(124,587)
Net (loss)/income	(38,761)	(32,835)	129,543

Note: Minera Exar’s cost of sales for the year ended December 31, 2025, includes depreciation of $54,252 (2024 – $20,196).

Minera Exar has to settle certain loans provided by Exar Capital and PGCo in US$ with sufficient Argentine Pesos (“ARS$”) at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate. Since the repayment mechanism for the USD loans provided by Exar Capital and PGCo to Minera Exar is linked to the implied market foreign exchange rate in Argentina rather than the official foreign exchange rate, it results in an embedded derivative in the loans payable by Minera Exar. The fair value of this embedded derivative fluctuates with changes in the spread between the implied market exchange rate and the official exchange rate). During the year ended December 31, 2025, changes in Argentine foreign exchange regulations caused the implied exchange rate to converge with the official rate, resulting in a fair value gain of $89,949, which was recognized in Minera Exar’s condensed statement of comprehensive (loss)/income.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Summarized Financial Information of Exar Capital

The following is the condensed financial information of Exar Capital on a 100% basis.

	December 31, 2025	December 31, 2024
	$	$
Current assets:
Cash and cash equivalents	16,823	14,103
Loans advanced to Minera Exar	-	584,474
Other receivables from Minera Exar	26,789	32,122
Other current assets	2,965	1,132
Total current assets	46,577	631,831
Non-current assets
Loans advanced to Minera Exar	911,338	455,821
Current liabilities
Loans from Lithium Argentina	(308,333)	(380,415)
Loans from Ganfeng	(544,779)	(602,006)
Other current liabilities	(1,984)	(24,894)
Non-current liabilities	(36,553)	(13,155)
Net assets	66,266	67,182

As part of the loan restructuring in August 2025, Exar Capital assigned certain loan receivables from Minera Exar to Lithium Argentina and Ganfeng. The assigned receivables were settled through a non-cash offset against Exar Capital’s loans payable to the same shareholders. Exar Capital derecognized the assigned loan receivables and the related loan payables, with the resulting difference recorded as an equity transaction between shareholders. No gain or loss was recognized by Exar Capital in the statement of comprehensive loss.

Loans from Lithium Argentina and Ganfeng are presented as current liabilities in the financial statements of Exar Capital. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Argentina and Ganfeng.

As at December 31, 2025, Exar Capital had other receivables from Minera Exar amounting to $26,789 (2024 – $32,122). These receivables relate to payments made by Exar Capital to suppliers on behalf of Minera Exar

	Years ended December 31,
	2025	2024	2023
	$	$	$
Interest income on loans to Minera Exar	115,232	113,364	83,357
Interest expense on loans from Lithium Argentina	(39,939)	(44,043)	(33,067)
Interest expense on loans from Ganfeng	(64,432)	(63,408)	(46,960)
Other losses	(8,457)	(12,454)	(12,472)
Net income/(loss)	2,404	(6,541)	(9,142)

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following provides a reconciliation of the summarized financial information for Minera Exar and Exar Capital to carrying value:

	Minera Exar	Exar Capital
	$	$
Net assets, December 31, 2025	402,310	66,266
Company's share of net assets	180,235	32,470
Elimination of capitalized intercompany interest	(133,512)	-
Expenditures incurred by the Company in connection to the investee	12,605	-
Amortization expense of intangible assets triggered upon commencement of commercial production	1,555	-
Carrying value	60,883	32,470

As at December 31, 2025, the carrying value of the Company’s investment in Minera Exar was $60,883, and its investment in Exar Capital was $32,470.

8.
LOANS TO EXAR CAPITAL

The Company has entered into loan agreements with Exar Capital to provide financing for the construction, working capital, and other funding requirements of Minera Exar, the operator of the Cauchari-Olaroz project.

Changes in the balances of loans to Exar Capital are summarized below.

$
Loans to Exar Capital, as at December 31, 2023	320,869
Loans to Exar Capital	41,978
Repayment of loans and interest by Exar Capital	(26,476)
Accrued interest	44,044
Loans to Exar Capital, as at December 31, 2024	380,415
Repayment of loans and interest by Exar Capital	(3,920)
Accrued interest	39,939
Capitalization of loans to investment in Cauchari-Olaroz Project	(99,422)
Derecognition of existing loans upon extinguishment	(308,314)
Recognition of new loans at fair value upon restructuring	299,635
Loans to Exar Capital, as at December 31, 2025	308,333

During the year ended December 31, 2025, Exar Capital utilized its existing cash balance to repay a portion of its outstanding loan, amounting to $3,920 (Note 26).

Under the amended and restated loan agreements, the loans advanced by the Company to Exar Capital bear interest rates ranging from 8.12% to 8.95% per annum, with revised maturity dates ranging from 2028 to 2035.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

8.
LOANS TO EXAR CAPITAL (continued)

As of December 31, 2025, the total outstanding loans to Exar Capital, including accrued interest, amounted to $308,333, with scheduled maturity and interest rates as follows:

Scheduled Maturities (Year)	Outstanding amount ($)	Interest Rate (%)
2028	19,224	8.12%
2029	23,611	8.47%
2030	28,297	8.75%
2031	28,410	8.95%
2032	37,286	8.25%
2033	47,689	8.36%
2034	39,893	8.48%
2035	83,923	8.63%

The recoverability of these loans is dependent on the future cash flows and performance of the Cauchari-Olaroz project. The Company performed an expected credit loss assessment based on the anticipated future performance and cash flow projections of Cauchari-Olaroz. The assessment did not identify any significant increase in credit risk or other factors that would indicate a potential default.

9.
PURCHASES AND SALES OF LITHIUM CARBONATE

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).

The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Purchases and sales of lithium carbonate

During the year ended December 31, 2025, the Company was entitled to purchase its 49% share of Minera Exar’s lithium carbonate production shipped during the period and, pursuant to its offtake agreements, sell that volume to Ganfeng and Bangchak.

Based on its principal versus agent assessment, the Company concluded that it acted as an agent in these transactions, as control of the lithium carbonate did not transfer to the Company prior to transfer to the end customers and the Company was not exposed to inventory or price risk. Accordingly, the Company did not recognize revenue or cost of sales in respect of these transactions.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

9.
PURCHASES AND SALES OF LITHIUM CARBONATE (continued)

During the year ended December 31, 2025, the Company made approximately $133,281 worth of purchases of lithium carbonate from Minera Exar and sold an equivalent amount, totaling approximately $133,281, to Ganfeng and Bangchak. Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the year ended December 31, 2025.

As at December 31, 2025, the Company had a payable of $25,507 to Minera Exar for lithium carbonate purchases, and receivables totaling $23,209 from Ganfeng for sales of lithium carbonate, as disclosed on the statement of financial position. The Company performed an expected credit loss assessment for these receivables, and concluded that the expected credit loss was insignificant, given the short-term nature of the balances and the counterparties' history of timely settlement. The receivables were fully settled subsequent to December 31, 2025.

10.
PASTOS GRANDES

On August 16, 2024, Proyecto Pastos Grandes S.A. (“PGCo”), a wholly-owned subsidiary of the Company holding the Pastos Grandes project in Salta, Argentina, issued common shares representing approximately 14.9% of PGCo to Ganfeng for consideration of approximately $70,000 (the “Pastos Grandes transaction”).

As the Company retained control of PGCo, the transaction was accounted for as an equity transaction. Consequently, a non-controlling interest was recognized, representing Ganfeng's 14.9% share in the net assets of PGCo.

Loans to Minera Exar

$
Loans advanced by PGCo to Minera Exar, as at December 31, 2023	-
Loans to Minera Exar	65,000
Accrued interest	2,355
Loans advanced by PGCo to Minera Exar, as at December 31, 2024	67,355
Accrued interest	5,892
Derecognition of existing loans upon extinguishment	(72,445)
Recognition of new loans at fair value upon restructuring	70,735
Loans to Minera Exar, as at December 31, 2025	71,537

In Q3 2024, PGCo entered into a loan facility with Minera Exar with aggregate principal of $65,000 to fund debt repayment, working capital and other operational requirements. The loan initially bore interest at SOFR plus 4.0% per annum.

In October 2025, PGCo, a consolidated subsidiary of the Company, amended the terms of a loan facility with Minera Exar, an equity-accounted investee of the Company. The amendment revised the interest rate to 6.18% per annum, effective for fiscal year 2025 and subsequent periods, with no other material changes to the contractual terms. The amendment was accounted for as an extinguishment of the existing loan and the recognition of a new loan at the revised interest rate.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

10.
PASTOS GRANDES (continued)

The Company determined that the amendment represented a transaction between entities under common control and, accordingly, PGCo recognized a loss on modification of $1,710, recorded directly in equity. Upon consolidation, $255 of this amount was allocated to non-controlling interest representing Ganfeng’s ownership interest in PGCo and $1,455 was attributable to the Company. Minera Exar recognized a corresponding gain on modification, recorded in equity, and the Company’s share of this equity movement was recognized as an increase in the carrying value of the Company’s investment in Minera Exar.

Due to differences in the Company’s ownership interests in PGCo and Minera Exar, a portion of the loss recognized in PGCo was not offset by the Company’s share of the gain in Minera Exar. Accordingly, the Company recognized a loss on loan modification of $689 in the consolidated statement of comprehensive loss for the year ended December 31, 2025.

Share Premium Reduction and Shareholder Distribution

During the fourth quarter of 2025, PGCo executed a share premium reduction and related distribution to its shareholders. The transaction was accounted for as an equity transaction, resulting in a reduction of equity and the recognition of a shareholder distribution payable.

The shareholder distribution payable is denominated in Argentine pesos and indexed for inflation until settlement. At December 31, 2025, the total payable at PGCo level was $86,363 ($73,504 attributable to Millennial Lithium Corp. and $12,859 to Ganfeng as non-controlling interest). In the consolidated financial statements, the payable to Millennial and the corresponding receivable are eliminated as intercompany balances. Accordingly, only the $12,859 payable to Ganfeng is reflected in the consolidated balance sheet.

The transaction affected non-controlling interest in two ways, both presented separately in the consolidated statement of changes in equity: (i) a direct reduction of $11,917, representing Ganfeng's proportionate share of PGCo's equity reduction at inception; and (ii) $943 recognized within net loss attributable to non-controlling interest, representing the net consolidated P&L impact after elimination of offsetting finance expense at PGCo and finance income at Millennial (Note 26).

Summarized Financial Information of PGCo

Summarized financial information for PGCo for the year ended December 31, 2025, is as follows:

•
Net loss: $9,612 (2024 - income of $5,939)
•
Total assets: $421,938 (2024 - $428,914)
•
Total liabilities: $92,503 (2024 - $452)

The summarized financial information provided represents PGCo’s financial results, which contribute to the overall financial position of Lithium Argentina.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

11.
PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2023	5,203	2,716	3,456	11,375
Additions	660	-	311	971
Disposals	-	-	(701)	(701)
As at December 31, 2024	5,863	2,716	3,066	11,645
Additions	-	-	875	875
Disposals	-	-	(689)	(689)
As at December 31, 2025	5,863	2,716	3,252	11,831

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2023	346	140	1,644	2,130
Depreciation for the period	80	27	651	758
Disposals	-	-	(231)	(231)
As at December 31, 2024	426	167	2,064	2,657
Depreciation for the period	59	20	410	489
Disposals	-	-	(689)	(689)
As at December 31, 2025	485	187	1,785	2,457

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Net book value
As at December 31, 2024	5,437	2,549	1,002	8,988
As at December 31, 2025	5,378	2,529	1,467	9,374

1 The “Other” category includes right of use assets with a cost of $971 and $177 of accumulated depreciation as at December 31, 2025.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

12.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Millennial Projects	Other Claims	Total
	$	$	$
Total exploration and evaluation assets
As at December 31, 2023	341,707	1,385	343,092
Additions	702	-	702
As at December 31, 2024	342,409	1,385	343,794
Additions	229	-	229
Disposals	(3,009)	-	(3,009)
As at December 31, 2025	339,629	1,385	341,014

In September 2025, the Company’s subsidiary, PGCo sold certain mineral property rights relating to mining claims located in the eastern part of the Cauchari salar in Argentina to Minera Exar for proceeds equal to its acquisition cost of $3,009, resulting in no gain or loss on disposal.

The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the related claims, and the royalties will only be incurred if the Company commences production from the project.

Pastos Grandes:

•
1.5% royalty on gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•
royalties of up to 3% of net-back income, payable to the Salta Province.
13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% Convertible Notes due in 2027. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost, and a conversion option and a redemption option derivative, which are separated from the debt host and accounted for at fair value, with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single compound derivative when separated from the debt host.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2023	187,223	13,138	200,361
Gain on change in fair value of convertible notes derivative	-	(12,530)	(12,530)
Accrued Interest	25,134	-	25,134
Interest payment	(2,453)	-	(2,453)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2024	207,829	608	208,437
Loss on change in fair value of convertible notes derivative	-	2,416	2,416
Accrued Interest	27,837	-	27,837
Interest payment	(2,454)	-	(2,454)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2025	231,137	3,024	234,161

The fair value of the derivative as at December 31, 2025, was estimated using a partial differential equation method with Monte Carlo simulation. The significant inputs used in the valuation were as follows:

Valuation input	Assumption
Share price	$5.58
Volatility	75%
Risk-free interest rate	3.48%
Expected dividend yield	0%
Credit spread	7.25%

The valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and the assumed volatility of the Company’s share price. A loss on change in fair value for the year ended December 31, 2025, of $2,416 was recognized in the statement of comprehensive loss (2024 - gain of $12,530).

Interest expense for the year ended December 31, 2025, of $27,837 was recorded as finance costs in the statement of comprehensive loss.

The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the unconditional right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting period and therefore presents the Convertible Notes within its current liabilities.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)
If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;
(ii)
if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments;

or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;

(iii)
upon the occurrence of certain significant business events;
(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the year ended December 31, 2025); or,
(v)
upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof.

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

13.
EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)
(i)
on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and
(ii)
if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of the conversion option. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into common shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation.

The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of the Convertible Notes.

Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s common shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

14.
SHARE CAPITAL AND SHARE-BASED COMPENSATION

On January 23, 2025, the Company completed the Continuation from Canada to Switzerland. As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share, resulting in share capital of $1,619 and a capital reserve of $1,499,682. The number of shares outstanding remained unchanged.

The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

14.
SHARE CAPITAL AND SHARE-BASED COMPENSATION (continued)

Equity Incentive Plan

The Company has an equity incentive plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that convert automatically into common shares upon vesting, subject to any applicable deferral provisions under the terms of the Plan. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board.

The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “rolling plan”, under which the aggregate number of common shares to be issued shall not exceed 8% of the outstanding shares from time to time.

Restricted Share Units

During the year ended December 31, 2025, the Company granted 4,529 RSUs (2024 – 1,913) to its employees and consultants. The total estimated fair value of the RSUs granted was $12,560 (2024 – $7,346) based on the market value of the Company’s shares on the grant date. Subsequent to year-end, the Company granted 1,405 RSUs to employees and consultants in lieu of annual performance bonuses, with an estimated fair value of $10,859 based on the market price of the Company’s shares on the grant date.

As at December 31, 2025, there was $8,678 (2024 – $6,969) of total unamortized compensation cost relating to unvested RSUs. During the year ended December 31, 2025, equity compensation expense related to RSUs of $11,027 was recognized in expenses (2024 – $3,118).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2023	2,247
Converted into shares	(615)
Granted	1,913
Forfeited	(267)
Balance, RSUs outstanding as at December 31, 2024	3,278
Converted into shares	(437)
Granted	4,529
Forfeited	(6)
Balance, RSUs outstanding as at December 31, 2025	7,364

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

14.
SHARE CAPITAL AND SHARE-BASED COMPENSATION (continued)

Deferred Share Units

During the year ended December 31, 2025, the Company granted 324 DSUs (2024 – 203) with a total estimated fair value of $900 (2024 – $780).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2023	438
Granted	203
Balance, DSUs outstanding as at December 31, 2024	641
Granted	324
Balance, DSUs outstanding as at December 31, 2025	965

Stock Options

During the year ended December 31, 2025, no stock options were granted by the Company (2024 – 1,225). None of the stock options were exercisable as at December 31, 2025.

A summary of changes to outstanding stock options is as follows:

Number of Options (in 000's)
Balance, stock options outstanding as at December 31, 2023	1,740
Granted	1,255
Forfeited	(280)
Balance, stock options outstanding as at December 31, 2024	2,715

Balance, stock options outstanding as at December 31, 2025	2,715

As at December 31, 2025, there was $1,368 (2024 – $4,179) of total unamortized compensation cost relating to unvested stock options. During the year ended December 31, 2025, stock-based compensation expense related to stock options of $2,811 (2024 – $3,285) was recognized in operating expenses on the statement of comprehensive loss.

Performance Share Units

During the year ended December 31, 2025, the Company did not grant any PSUs (2024 – none). As at December 31, 2025, there was $108 (2024 – $412) of total unamortized compensation cost relating to unvested PSUs.

During the year ended December 31, 2025, equity compensation expense related to PSUs of $304 was charged to operating expenses (2024 – $554).

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

14.
SHARE CAPITAL AND SHARE-BASED COMPENSATION (continued)

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2023	874
Converted into shares	(638)
Balance, PSUs outstanding as at December 31, 2024	236
Converted into shares	(38)
Balance, PSUs outstanding as at December 31, 2025	198

15.
RELATED PARTY TRANSACTIONS

Any transactions between the Company and its equity-accounted investees Minera Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 6, 7, 8 and 9).

Minera Exar, one of the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project.

•
Expenditures under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $42 for the year ended December 31, 2025.

•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT). During the year ended December 31, 2025, Minera Exar spent $19,935 (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.

•
As at December 31, 2025, Minera Exar had trade payables to Exar Capital of $28,550 (2024 – $33,292) representing amounts paid by Exar Capital for the purchase of certain materials and supplies on behalf of Minera Exar amounting to $41,483 (2024 – $33,293). These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

15.
RELATED PARTY TRANSACTIONS (continued)

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team and amounts due as of December 31, 2025, were as follows:

	Years Ended December 31,
	2025	2024
	$	$
Share based compensation	14,189	7,399
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	3,739	2,639
Salaries, bonuses and benefits included in exploration expenditures	276	305
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	-	439
	18,204	10,782

	December 31, 2025	December 31, 2024
	$	$
Total due to directors	101	111

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control.

In consideration for entering into these new employment agreements, the affected executive management team members were granted restricted share units, with a total aggregate grant value of $3,856 for all impacted individuals.

16.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Years Ended December 31,
	2025	2024	2023
	$	$	$
Salaries, benefits and directors' fees	8,518	6,017	10,310
Office and administration	2,277	2,836	4,918
Professional fees	3,283	3,565	3,541
Regulatory and filing fees	158	381	269
Travel	480	531	1,074
Investor relations	646	764	848
Depreciation	350	560	441
	15,712	14,654	21,401

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

17.
EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Years Ended December 31,
	2025			2024			2023
	Millennial Projects	Other	Total	Millennial Projects	Other	Total	Millennial Projects	Other	Total
	$	$	$	$	$	$	$	$	$
Consulting and salaries	2,307	1,489	3,796	4,372	1,641	6,013	6,086	3,153	9,239
Permitting and environmental	98	-	98	222	-	222	-	-	-
Field supplies and other	1,761	-	1,761	2,289	-	2,289	5,986	10	5,996
Depreciation	140	-	140	207	-	207	468	-	468
Drilling and geological expenses	894	-	894	1,347	-	1,347	5,511	-	5,511
	5,200	1,489	6,689	8,437	1,641	10,078	18,051	3,163	21,214

18.
FINANCE AND OTHER COSTS

The following table summarizes the Company’s finance costs:

	Years Ended December 31,
	2025	2024	2023
	$	$	$
Interest on convertible notes	27,837	25,134	22,623
Other expenses	4,103	42	79
	31,940	25,176	22,702

19.
TRANSACTION COSTS

	Years Ended December 31,
	2025	2024	2023
	$	$	$
Transaction costs	4,030	6,818	7,569
	4,030	6,818	7,569

Transaction costs for the year ended December 31, 2025, totaled $4,030, which included legal fees, consulting and advisory fees, and audit fees, primarily related to the Continuation, and the proposed joint venture transaction with Ganfeng to combine the Pozuelos-Pastos Grandes and Sal de la Puna lithium brine projects in Salta, Argentina. In comparison, transaction costs for the year ended December 31, 2024 amounted to $6,818, primarily related to the Separation (Note 4).

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

20.
FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Years Ended December 31,
	2025	2024	2023
	$	$	$
Interest on loans to Exar Capital	39,939	44,043	33,068
Interest on loans to Minera Exar	5,892	2,355	-
Interest on cash and cash equivalents	2,841	4,217	19,188
Other	734	1,172	643
	49,406	51,787	52,899

21.
SEGMENTED INFORMATION

The Company is engaged in production, exploration and development of mineral properties in Argentina. Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team who act as the operating decision-makers. The Company has identified two operating segments which include Cauchari-Olaroz and Pastos Grandes Basin.

The Company’s reportable segments and corporate assets are summarized in the following tables:

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2025
Property, plant and equipment	-	8,444	930	9,374
Exploration and evaluation assets	-	340,999	15	341,014
Total assets	409,762	606,805	83,213	1,099,780
Total liabilities	-	(14,869)	(267,978)	(282,847)
For the year ended December 31, 2025
Property, plant and equipment additions	-	-	875	875
Loss	(39,766)	(5,564)	(31,550)	(76,880)
Exploration expenditures	-	(6,333)	(356)	(6,689)
Depreciation	-	(140)	(349)	(489)
Interest expense	-	-	(27,837)	(27,837)

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

21.
SEGMENTED INFORMATION (continued)

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2024
Property, plant and equipment	-	8,584	404	8,988
Exploration and evaluation assets	-	343,779	15	343,794
Total assets	421,270	614,286	95,667	1,131,223
Total liabilities	-	(575)	(239,718)	(240,293)
For the year ended December 31, 2024
Property, plant and equipment additions	-	764	207	971
(Loss)/income	(28,232)	4,614	8,378	(15,240)
Exploration expenditures	-	(9,819)	(259)	(10,078)
Depreciation	-	(208)	(550)	(758)
Interest expense	-	-	(25,176)	(25,176)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2025	343	443,408	443,751
As at December 31, 2024	244	385,457	385,701

1 Non-current assets attributed to geographical locations exclude financial and other assets.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

22.
SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

2025 Restructuring of loans

As part of the Restructuring of loans (Note 7), the following non-cash activities occurred during the year ended December 31, 2025:

•
Reduction in investment arising from capital contribution allocated to JEMSE of $8,668 (non-cash investing activity).
•
Capitalization of loans to investment in Cauchari-Olaroz Project of $99,422 (non-cash investing activity).
•
Derecognition of existing loans upon extinguishment of $308,314 (non-cash investing activity).
•
Recognition of new loans at fair value upon restructuring of $299,635 (non-cash investing activity).

2025 PGCo-Minera Exar loan amendments

As part of PGCo-Minera Exar loan amendment (Note 10), the following non-cash activities occurred during the year ended December 31, 2025:

•
Derecognition of existing loans upon extinguishment of $72,445 (non-cash investing activity).
•
Recognition of new loans at fair value upon restructuring of $70,735 (non-cash investing activity).

2025 PGCo Share Premium Reduction and Shareholder Distribution

As part of PGCo Share Premium Reduction and Shareholder Distribution (Note 10), the following non-cash activity occurred during the year ended December 31, 2025:

•
Recognition of a shareholder distribution payable to the non-controlling shareholder (Ganfeng) of $12,859 and a corresponding reduction in non-controlling interest, representing a non-cash financing activity with non-controlling shareholders

23.
INCOME TAXES

In January 2025, the Company completed its corporate continuation from Canada to Switzerland. As a result, the corporate headquarters is now subject to Swiss taxation, and the Canadian tax losses and other Canadian tax attributes are no longer available to offset future taxable income at the corporate level. The Company continues to be subject to income taxes in other jurisdictions, including Canada, Argentina, and the Netherlands, through its subsidiaries.

Upon continuation, the Company remeasured the tax basis of its corporate-level assets and liabilities in accordance with Swiss tax legislation.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

23.
INCOME TAXES (continued)

Income tax expense recognized in the consolidated statement of comprehensive loss is comprised of the following:

	Years ended December 31,
	2025	2024
	$	$
Current income tax expense	48	-
Deferred income tax expense/(recovery)	420	(10,659)
Total income tax expense/(recovery)	468	(10,659)

For the year ended December 31, 2025, current income tax expense includes $48 in Canada. Deferred income tax expense of $420 comprises a deferred tax expense of $431 in Argentina, partially offset by a deferred tax recovery of $11 in Canada.

A reconciliation of income taxes at Switzerland statutory rates with reported taxes is as follows:

	Years ended December 31,
	2025	2024	2023
	$	$	$

(Loss)/income from continuing operations before taxes	(76,412)	(25,899)	28,240
Income from discontinuing operations before taxes	-	-	1,270,788
Total (loss)/income before taxes	(76,412)	(25,899)	1,299,028

Statutory tax rate (Switzerland 2025; Canada prior years)	11.9%	27.0%	27.0%

Expected income tax (recovery)/expense at statutory tax rate	(9,055)	(6,993)	350,737

Items not taxable for income tax purposes	3,688	(4,311)	(348,159)
Effect of lower tax rate in foreign jurisdiction	-	-	(162)
Foreign exchange related to the weakening of the Argentine Pesos	-	-	5,670
Change in unrecognized deferred tax assets and other	5,835	645	2,573
Tax expense/(recovery)	468	(10,659)	10,659

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

23.
INCOME TAXES (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2025	December 31, 2024
	$	$
Deferred tax assets:
Tax loss carryforwards	2,568	8,351
Loans to Exar Capital	-	217
Exploration and evaluation assets	-	21
Capital assets	-	5,234
Investment in Cauchari-Olaroz project	577	71
Other	839	-
Deferred tax assets	3,984	13,894

Deferred tax liabilities:
Exploration and evaluation assets	(816)	-
Capital assets	(674)	-
Financing costs	-	(2,295)
Convertible debt	(2,914)	(11,290)
Other	-	(309)
Deferred tax liabilities	(4,404)	(13,894)

Deferred Income Tax Liability	(420)	-

As at December 31, 2025, a deferred tax asset of $11, and net deferred tax liability of $431 are included in the consolidated statement of financial position.

Deductible temporary differences for which no deferred tax assets are recognized as follows:

	December 31, 2025	December 31, 2024
	$	$
Deductible temporary differences	63,913	78,412

The Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profits will be available against which the Company can utilize the benefits. The Company completed the Continuation from Canada to Switzerland on January 23, 2025, as such, the Canadian tax losses and other Canadian tax attributes expired. The deductible temporary differences for which no deferred tax assets have been recognized in Switzerland are $63,913 (2024 – $nil).

24.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS (continued)

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Fair value hierarchy

Financial instruments
Convertible notes - embedded derivative	Level 2

The embedded derivative associated with the Convertible Notes (Note 13) is measured at fair value on a recurring basis and is classified within Level 2 as the valuation is based on observable market inputs, including the Company’s quoted share price, observable volatility, risk-free interest rates and market-derived credit spread.

The long-term receivable from JEMSE (Note 7) was measured at fair value upon initial recognition and is subsequently accounted for at amortized cost. The fair value at initial recognition was determined using unobservable inputs, including assumptions regarding the timing of future cash flows of Minera Exar and the applicable discount rate, and would be classified within Level 3 of the fair value hierarchy.

The Company’s financial assets and financial liabilities measured at amortized cost include cash and cash equivalents, receivables from purchasers for lithium carbonate, loans to Exar Capital, loans to Minera Exar, other receivables, accounts payable and accrued liabilities, payable to Minera Exar for lithium carbonate purchases, PGCo shareholder liabilities – Ganfeng, and the debt host component of the Convertible Notes.

As at December 31, 2025, the fair value of such financial instruments measured at amortized cost approximated their carrying value.

The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks impacting the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from Ganfeng for purchases of lithium carbonate, long-term receivable from JEMSE, and receivables related to loans advanced to Exar Capital and Minera Exar (refer Notes 7, 8, 9 and 10).

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS (continued)

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital and Minera Exar is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash and cash equivalents with major financial institutions and investing in only short-term obligations, with expected credit losses on cash and cash equivalents estimated to be de minimis. As of December 31, 2025, the Company held its cash and cash equivalents with three financial institutions, improving diversification and enhancing overall liquidity management.

The Company has assessed the creditworthiness of these institutions and believes that the risk of default is minimal, given its credit rating.

The Company actively monitors credit exposure to Minera Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.

The Company performed an expected credit loss assessment on its loans to Exar Capital and Minera Exar as at December 31, 2025. Based on this assessment, management concluded that the expected credit losses were insignificant and, accordingly, no expected credit loss was recognized.

The Company and its subsidiaries and investees, including Minera Exar, may from time to time make short-term investments in Argentine government securities, financial instruments guaranteed by Argentine banks, and other Argentine securities. These investments may or may not result in short-term gains or losses.

The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue Chip Swap transactions effectively allow companies to transfer U.S. dollars into and out of Argentina at market exchange rates. The Company used this mechanism to transfer funds to Argentina, which resulted in a foreign exchange gain due to the difference between the Blue Chip Swap market rate and the official Argentine Central Bank rate.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions, in order to estimate and maintain sufficient cash and cash equivalent reserves to meet liquidity requirements in both the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as necessary.

As at December 31, 2025, the Company had a cash and cash equivalents of $61,134 and receivables from purchasers for lithium carbonate of $23,209 to settle current liabilities of $46,794 (excluding equity-settleable convertible notes).

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2026	2027 and later	Total
	$	$	$
Convertible senior notes	4,528	261,014	265,542
Accounts payable and accrued liabilities	31,449	-	31,449
Obligations under office leases¹	296	460	756
Total	36,273	261,474	297,747

¹Include principal and interest/finance charges.

The Convertible Notes were classified as current liabilities as at December 31, 2025, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof (Note 13). The Convertible Notes mature on January 15, 2027, which is within twelve months of the issuance date of these financial statements.

The above table summarizes the contractual maturities as at December 31, 2025, assuming such conditions will not be satisfied before the due date.

Market Risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.

The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at December 31, 2025, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.

25.
CAPITAL DISCLOSURE

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, as well as those of its associates, and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities, and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

25.
CAPITAL DISCLOSURE (continued)

To carry out the planned exploration and development of its projects and to cover administrative costs, the Company will use its existing working capital, draw on its limited recourse loan facility, or raise additional funds as needed and if available.

Management reviews its capital management approach on an ongoing basis and believes that, given the relative size of the Company, its current approach remains reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2025.

26.
SUBSEQUENT EVENTS

•
Amendment to PGCo Share Premium Reduction and Shareholder Distribution (Note 10)

Subsequent to year-end, the Board and shareholders of PGCo approved a resolution amending the terms of the previously approved share premium distribution described in Note 10. The resolution revoked the inflation indexation mechanism approved in December 2025 and established that the shareholder distribution payable would be fixed in U.S. dollars.

Under the amended terms, the shareholder distribution payable was novated into a fixed liability of approximately $80,031, with no further inflation indexation after October 22, 2025. The shareholders also confirmed that the distribution will be settled using proceeds expected to be received by PGCo from Minera Exar in connection with the repayment of an outstanding loan. Any portion of the distribution not settled through these proceeds is expected to be capitalized by the shareholders.

As this resolution was approved after December 31, 2025, the amendment represents a non-adjusting subsequent event and therefore no adjustments have been made to the consolidated financial statements for the year ended December 31, 2025.

•
Repayment of Minera Exar loan and subsequent distributions

Subsequent to December 31, 2025, the following transactions occurred in order to distribute Minera Exar’s available cash between the Company and Ganfeng in proportion to their respective ownership interests in Exar Capital:

a) On February 9, 2026, Minera Exar fully repaid the loan outstanding to PGCo, including accrued interest, totaling $72,015 (Note 10).

b) Following the repayment, PGCo used the proceeds to partially settle its outstanding shareholder liabilities, distributing $61,292 to Millennial and $10,723 to Ganfeng. Millennial subsequently approved a capital reduction and repaid $61,292 to the Company.

c) On February 9, 2026, the Company entered into an assignment agreement with Ganfeng pursuant to which the Company purchased portions of certain receivables owing from Exar Capital in the amount of $26,005, funded from the capital repayment received from Millennial.

As a result of these transactions, the Company and Ganfeng received net cash of approximately $35,287 and $36,728, respectively, reflecting their 49% and 51% funding proportions for the Cauchari-Olaroz project.

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, per tonne amounts; shares and equity instruments in thousands)

26.
SUBSEQUENT EVENTS (continued)
•
Partial Repayment of Outstanding Loan Interest by Exar Capital

Subsequent to December 31, 2025, in March 2026, Exar Capital used its existing cash balance to repay $6,468 of outstanding loan interest to the Company.

•
Debt Facility with Ganfeng

Subsequent to December 31, 2025, in March 2026, the Company entered into a six-year $130,000 debt facility with Ganfeng bearing interest at SOFR plus 2.5% (the “Debt Facility”).

The Debt Facility is secured by the Company’s equity interest in a proposed joint venture between the Company and Ganfeng intended to consolidate their respective interests in the Pozuelos-Pastos Grandes and Sal de la Puna lithium brine projects located in Salta, Argentina (the “New JV”). The Debt Facility may be prepaid without penalty and is available to refinance existing corporate debt and for general corporate purposes.

Under the terms of the Debt Facility, the Company has agreed to allocate up to 50% of its offtake from the initial development phase of the New JV, capped at 6,000 tonnes per annum of lithium carbonate equivalent, to Ganfeng at market prices.

•
Minera Exar’s debt facility obtained subsequent to year-end

Subsequent to December 31, 2025, in March 2026, Minera Exar obtained a short-term export pre-financing facility of $20,000 from a major financial institution, maturing on August 5, 2026.

